Form 20-F
period 2017-12-31
ESTRE AMBIENTAL, INC.
filed 2018-06-20
CIK 1716586

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2017

Commission file number:  001-38333

ESTRE AMBIENTAL, INC.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor
04543-900 São Paulo, SP, Brazil
(Address of principal executive offices)

Fabio D’Avila Carvalho, Chief Financial Officer
1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor
04543-900, São Paulo, SP, Brazil
Telephone No.: +55 11 3709-2358
e-mail: ir@estre.com.br
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	NASDAQ Capital Market
Warrants	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2017, the Registrant had:
45,636,732 ordinary shares issued and outstanding, par value $0.0001 per share.
5,550,000 Class B Shares issued and outstanding, par value $0.0001 per share.
28,249,999 outstanding warrants exercisable on a one-for-one basis for ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*

Yes ☒ No ☐

* This requirement does not apply to the registrant in respect of this filing.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. N/A

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

A.	Selected Financial Data	14
B.	Capitalization and Indebtedness	20
C.	Reasons for the Offer and Use of Proceeds	20
D.	Risk Factors	20
ITEM 4.	INFORMATION ON THE COMPANY	53
A.	History and Development of the Company	53
B.	Business Overview	59
C.	Organizational Structure	79
D.	Property, Plant and Equipment	80
ITEM 4A.	UNRESOLVED STAFF COMMENTS	81
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	82
A.	Operating Results	82
B.	Liquidity and Capital Resources	112
C.	Research and Development, Patents and Licenses, etc.	118
D.	Trend Information	118
E.	Off-Balance Sheet Arrangements	123
F.	Commitments and Contingencies (Tabular Disclosure of Contractual Obligations)	123
G.	Safe Harbor	123
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	124
A.	Directors and Senior Management	124
B.	Compensation	128
C.	Board Practices	130
D.	Employees	133
E.	Share Ownership	134
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	135
A.	Major Shareholders	135
B.	Related Party Transactions	138
C.	Interests of Experts and Counsel	141
ITEM 8.	FINANCIAL INFORMATION	142
A.	Consolidated Statements and Other Financial Information	142
B.	Significant Changes	150
ITEM 9.	THE OFFER AND LISTING	152
A.	Offer and Listing Details	152
B.	Plan of Distribution	152
C.	Principal Market and Trading Market Price Information	152
D.	Selling Shareholders	153
E.	Dilution	153
F.	Expenses of the Issue	153
ITEM 10.	ADDITIONAL INFORMATION	154
A.	Share Capital	154
B.	Memorandum and Articles of Association	154
C.	Material Contracts	157

i

D.	Exchange Controls and other Limitations Affecting Security Holders	160
E.	Taxation	162
F.	Dividends and Paying Agents	167
G.	Statement by Experts	167
H.	Documents on Display	167
I.	Subsidiary Information	167
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	168
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	170
A.	Debt Securities	170
B.	Warrants and Rights	170
C.	Other Securities	170
D.	American Depositary Shares	170
PART II	171
A.	Disclosure Controls and Procedures	173
B.	Management’s Annual Report on Internal Control Over Financial Reporting	175
C.	Attestation Report of the Registered Public Accounting Firm	175
D.	Changes in Internal Control Over Financial Reporting	175

ii

CERTAIN DEFINED TERMS

In this annual report, except as otherwise indicated or as the context otherwise requires, “Estre,” “we,” “us” and “our” refers to Estre Ambiental, Inc. and its subsidiaries on a consolidated basis, including Estre Ambiental S.A., Estre’s main operating subsidiary, and, unless the context otherwise requires, the predecessor companies that have been merged out of existence with and into it. Except as otherwise indicated or as the context otherwise requires, the “Company” refers to Estre Ambiental S.A. and the “Registrant” refers to Estre Ambiental, Inc. All references to “Brazil” are to the Federative Republic of Brazil. All references to percent ownership interests in the Registrant do not take into account treasury shares.

In addition, in this document, unless otherwise specified or the context otherwise requires:

“$,” “US$” and “U.S. dollar” each refer to the United States dollar.

“R$” and “reais” each refer to the Brazilian real.

“ABRELPE” means the Brazilian Association of Public Cleaning and Waste Management (Associação Brasileira de Empresas de Limpeza Pública e Resíduos Especiais).

“audited financial statements” means our audited consolidated financial statements as of December 31, 2017 and 2016 and January 1, 2016 and for the years ended December 31, 2017, 2016 and 2015 included elsewhere in this annual report reflecting the restated financial statements of the Company as of December 31, 2016 and January 1, 2016 and for the years ended December 31, 2016 and 2015, and the related notes thereto.

“Angra” means Angra Infra Multiestratégia Fundo de Investimento em Participações.

“BFRS” means the Brazilian Federal Revenue Service.

“BNDES” means the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social).

“C&I” means commercial and industrial, generally referring to our operations and customers not part of the public sector or affiliated with governmental agencies.

“Central Bank” means the Banco Central do Brasil, or Brazilian Central Bank.

“Class B Shares” means the Class B shares, par value US$0.0001 per share, of the Registrant.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Law” means the Companies Law of the Cayman Islands (2018 Revision)

“Debt Restructuring” means our debt restructuring carried out on December 26, 2017, pursuant to which we applied US$110.6 million from the total cash investments received by us in the context of the Transaction to partially prepay certain of our existing debentures and related debt acknowledgment instrument, each denominated in Brazilian reais, coupled with a partial debt write-down and the refinancing of the balance of our existing debentures and related debt acknowledgment instrument through the amendment and restatement of the terms of such debt instruments with new terms.

“Designated Stock Exchange” means any national securities exchange including NASDAQ Capital Market or NASDAQ.

“Employee Compensation Entity” means Estre Ambiental Employee SPV, Inc., a Cayman Islands exempted company.

“Estre USA” refers to Estre USA Inc., a Delaware corporation, formerly known as Boulevard Acquisition Corp. II, which name was changed to Estre USA Inc. on December 21, 2017 in connection with the Transaction. References to Estre USA prior to December 21, 2017 shall be deemed references to its predecessor entity, Boulevard Acquisition Corp. II.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“IASB” means the International Accounting Standards Board.

“IBGE” means the Governmental Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).

“IFRS” means International Financial Reporting Standards, as issued by the IASB.

“Incentive Plan” means our 2017 Incentive Compensation Plan.

“Internal Evaluation Process” means the internal evaluation that we conducted at the direction of a Special Committee comprised of independent members of our board of directors in the aftermath of the Brazilian Federal Police’s execution of search warrants at our corporate offices and the premises of Soma on March 1, 2018, which was designed for the specific purpose of evaluating our supply relationships and related matters at the Company, including Soma and our other joint ventures and which was conducted by external legal counsel working together with external forensic service providers.

“IRS” means the U.S. Internal Revenue Service.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Memorandum and Articles” means the amended and restated memorandum and articles of association of the Registrant.

“Merger” means the merger of Merger Sub with and into Estre USA, with Estre USA surviving such merger as a partially-owned subsidiary of the Registrant.

“Merger Sub” means BII Merger Sub Corp., which entity was merged into Estre USA, with Estre USA surviving such merger as a partially-owned subsidiary of the Registrant.

“MSW” means municipal solid waste.

“NASDAQ” means The NASDAQ Stock Market LLC.

“ordinary shares” means the ordinary shares, par value US$0.0001 per share, of the Registrant.

“PCAOB” means the Public Company Accounting Oversight Board.

“PFIC” means passive foreign investment company.

“PIPE Investment” means the private investment in public equity pursuant to which we issued 15,438,000 of our ordinary shares and 3,748,600 warrants to purchase ordinary shares at US$11.50 per share to certain institutional investors unaffiliated with us.

“PIPE Investors” means the institutional investors unaffiliated with us that purchased our ordinary shares and warrants as part of the PIPE Investment.

“public warrants” means the warrants included in the units sold in Estre USA’s initial public offering, as converted in the Merger such that they represent the right to acquire ordinary shares of the Registrant, with each public warrant being exercisable for one of our ordinary shares, in accordance with its terms.

“Pre-Closing Restructuring” means the restructuring that the Company and the Registrant have completed immediately prior to effecting the Merger, pursuant to which, the holders of Company shares (other than Angra) contributed their shares of the Company to the Registrant in exchange for an aggregate of up to 27,001,886 ordinary shares, and the Company became a subsidiary of the Registrant. In addition, 1,983,000 of our ordinary shares were issued to the Employee Compensation Entity immediately prior to the closing of the Merger.

“private placement warrants” means the warrants to purchase Estre USA Class A Common Stock that were outstanding immediately prior to the closing of the Transaction that were purchased in a private placement in connection with Estre USA’s initial public offering, as converted in the Merger such that they represent the right to acquire ordinary shares of the Registrant, with each public warrant being exercisable for one of the Registrant’s ordinary shares, in accordance with its terms.

“Registration Rights and Lock-Up Agreement” means the Registration Rights and Lock-Up Agreement to be entered into by and among the Registrant, the Sponsor and certain other persons and entities which will hold ordinary shares upon the Closing pursuant to the terms of the Transaction Agreement in connection with, and as a condition to the consummation of, the Transaction.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

“Sponsor” means Boulevard Acquisition Sponsor II, LLC, a Delaware limited liability company.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Soma” means (i) after September 11, 2017, “SPE Soma – Soluções em Meio Ambiente Ltda.,” our consolidated, majority-owned subsidiary, of which we hold 82.0% as of December 31, 2017, that we operate together with Corpus Saneamento e Obras Ltda. (“Corpus”), our third party partner and (ii) prior to September 11, 2017, Consórcio Soma – Soluções em Meio Ambiente, a joint operation with Corpus, in each case, through which we provide urban cleaning and street sweeping services to the municipality of São Paulo.

“Transaction” refers, collectively, to the Pre-Closing Restructuring, the Merger, the PIPE Investment and the Debt Restructuring, together with the other transactions ancillary thereto.

“warrants” means the public warrants, the private placement warrants and the warrants issued in a private placement to an investor that purchased ordinary shares in the PIPE Investment that have the same terms as the private placement warrants.

EXPLANATORY NOTE

The Transaction

On December 21, 2017, we consummated a series of transactions resulting in our current status as a public company in the United States, as described below:

•
On December 21, 2017, we completed our (i) Pre-Closing Restructuring, pursuant to which the holders of the Company’s common shares contributed these common shares to the Registrant in exchange for an aggregate of 27,001,886 ordinary shares of the Registrant, and as a result of such contribution became our indirectly-owned subsidiary, and (ii) merger with Estre USA, pursuant to which BII Merger Sub Corp. merged with and into Estre USA Inc., with Estre USA as the surviving entity, and Estre USA became our partially-owned subsidiary, which is referred to herein as the Merger (in addition, 1,983,000 of the Registrant’s ordinary shares were issued to the Employee Compensation Entity immediately prior to the closing of the Merger).

•
Also on December 21, 2017, the Registrant issued 15,438,000 of the Registrant’s ordinary shares and 3,748,600 warrants to purchase the Registrant’s ordinary shares at US$11.50 per share to certain institutional investors unaffiliated with us pursuant to a private investment in public equity, which we refer to as the PIPE Investment. For more information on the PIPE Investment, see “Item 10.C. Additional Information—Material Contracts—PIPE Subscription Agreements.”

•
As a result of the Merger and the PIPE Investment, we received a total US$139.9 million cash investment (comprising US$11.2 million from existing shareholders of Estre USA that did not redeem their public shares in connection with the Merger, and US$128.7 million from the proceeds of the sale of our ordinary shares to PIPE Investors), of which US$110.6 million was used to reduce certain of our indebtedness pursuant to a simultaneous Debt Restructuring, coupled with a partial debt write-down and the refinancing of the balance of the debentures and related debt acknowledgment instrument through the amendment and restatement of the terms of such instruments with new terms.

We refer to the events described above as the “Transaction” in this annual report. For more information, see “Item 10.C. Additional Information—Material Contracts—the Transaction.”

Our ordinary shares and warrants began trading on the NASDAQ on December 22, 2017, under the symbols “ESTR” and “ESTRW,” respectively.

Internal Evaluation Process and Restatement of Prior Years Financial Statements

Financial Statement Adjustments

Overview

On March 1, 2018, the Brazilian Federal Police executed search warrants at a number of companies in the cities of São Paulo, Santos, Paulínia, Belo Horizonte and Lamim, including the premises of Soma, as well as our corporate offices.  This action formed part of the so-called Operation Descarte effort of the Brazilian Federal Police working in conjunction with the Brazilian tax authorities within the ambit of the broader Lava Jato task force. The stated objective of Operation  Descarte is dismantling a criminal money laundering scheme focused on payments made by companies operating in the Brazilian waste management industry.

In the aftermath of the events of March 1, 2018, we instituted a Special Committee comprised of independent members of our board of directors for the specific purpose of evaluating our supply relationships and related matters at the Company, including Soma and our other joint ventures, which we refer to herein as the “Internal Evaluation Process.” This Internal Evaluation Process was conducted by external legal counsel working together with external forensic service providers with a focus on the integrity of our supply relationships. For additional information, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings and Pending Investigations.”

In response to the findings of the Internal Evaluation Process, the Company’s audited financial statements included in this annual report as of December 31, 2016 and January 1, 2016 and for the years ended December 31, 2016 and 2015 have been restated to reflect the following adjustments:

1.
the write-off of capitalized expenses in relation to our landfills in connection with payments made for certain goods and services with insufficient evidence that such goods and services were provided;

2.	corresponding adjustments to amortization expenses as a result of the write-off of capitalized expenses described above;

3.
the recalculation of our income tax returns adjusted for expenses recorded during the fiscal years 2013 through 2017 that were previously deducted and for which there was insufficient evidence that goods or services were actually provided, corresponding to increased expenses recorded in our income statement under “Other Operating Expenses” in relation to unpaid principal, “Finance Costs” in relation to payments of penalties and interest and, in 2017, “General and Administrative Expenses” in relation to loss carryforward principal; and

4.	the additional tax effects of the adjustments described above.

The adjustments above had the following impacts, which are further described in detail in Note 1.5 to our audited financial statements included herein:

•
In relation to our consolidated statement of financial position as of January 1, 2015, the adjustments resulted in a decrease of total assets of R$11.8 million, an increase of total liabilities of R$46.9 million and a decrease of equity of R$58.7 million;

•
In relation to the year ended December 31, 2015, the adjustments resulted in a decrease of total assets of R$7.0 million, an increase in total liabilities of R$72.1 million, a decrease of equity of R$79.1 million and a net loss adjustment of R$20.3 million for the year; and

•
In relation to the year ended December 31, 2016, the adjustments resulted in a decrease of total assets of R$3.5 million, an increase in total liabilities of R$98.0 million, a decrease of equity of R$101.5 million and a net loss adjustment of R$22.5 million for the year.

In addition, as a result of the Internal Evaluation Process, we recorded a R$34.0 million loss in 2017 corresponding mainly our management’s assessment of the probable risk of loss emanating from future tax assessments based on the advice of our independent Brazilian legal counsel and reflecting insufficient tax loss carryforwards to reduce our potential liability.

Tax Adjustments

As per the above, following our Internal Evaluation Process, we recalculated our taxes to reflect probable amounts due, including fines and interest, applying an income tax rate of 34% (principal), plus application of a 150% fine and an average 14.9% interest payment (fines and penalties). On this basis, we recorded provisions for Corporate Income Tax (Imposto de Renda de Pessoa Jurídica – “IRPJ”) and Social Contribution of Net Profits (Contribuição Social sobre o Lucro Líquido – “CSLL”) in an aggregate amount of R$25.6 million, R$26.0 million and R$25.1 million in 2017, 2016 and 2015, respectively, corresponding to impermissible deductions in the past in relation to the alleged unsupported payments made to specific suppliers and alleged impermissible amortization (as applicable) recorded from these transactions that may be challenged by the BFRS. In the case of taxes payable arising from unsupported payments made through Soma, our recalculated income taxes reflect only our proportional interest in this entity.

Based on the advice of our external legal counsel, who assessed the risk of a potential loss as possible (and not probable), we did not establish provisions in the aggregate amount of R$212.4 million corresponding to IRPJ, CSLL and IRRF taxes levied by the BFRS in relation to the tax assessments received by the Company and Cavo at the conclusion of 2017 alleging impermissible deductions with respect to certain allegedly unsupported payments made to specific suppliers and alleged impermissible deductions with respect to amortization derived from these transactions. For additional information, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings and Pending Investigations.”

Other Adjustments

In addition to the above adjustments, we identified certain accounts receivables for which collection is unlikely and, accordingly, should have been written-off in prior years. As a result, we retroactively recorded a corresponding allowance for doubtful accounts at the beginning of fiscal year ended December 31, 2015 against retained earnings. This correction had an immaterial impact on retained earnings at the beginning of fiscal year ended December 31, 2015 and the statement of financial position as of December 31, 2016 and 2015.

We have also amended management’s discussion and analysis of financial condition and results of operation and other disclosures for the years ended December 31, 2015 and 2016 presented in this annual report for the purpose of reflecting the above.

In connection with the above, our audited financial statements included in this annual report now reflect the identification of material weaknesses in our internal controls.

Internal Control Weaknesses

Although we are as a new registrant not required to perform an audit of our internal control over financial reporting, in our ongoing effort to establish effective internal controls and in connection with preparing the audited financial statements as of and for the year ended December 31, 2017, we identified evidence of internal control weaknesses, as follows:

•
failure to detect payments to certain suppliers with insufficient evidence of goods and services being provided, as per the findings of the Internal Evaluation Process, due, in part, to our inability to maintain effective controls over the review of accounting entries across our organization, particularly at Soma, where our compliance program and policies had not been properly implemented and enforced;

•
the actions and inactions of the former management at Soma, who either directed and/or did not take action to prevent or stop certain practices contrary to our compliance policies and other misconduct when they became aware of them and that were subsequently identified by the Internal Evaluation Process, and also concealed the existence of such practices or directed other former employees to do so;

•	continued use of manual processes as a result of the delayed implementation of our enterprise resource planning (ERP) system;

•	defective communication processes and procedures hampering the efficient exchange of information within our organization, particularly among our legal, financial and accounting departments;

•
ineffective centralization and implementation of policies and criteria with respect to accounting for certain revenue and related accounts receivables, including in relation to (i) establishing clear criteria for recording adjustments to net present value and related income associated with trade accounts receivables, (ii) maintaining effective controls to prevent or detect errors related to the recording and reversing provisions for doubtful accounts for overdue customers; and (iii) application of depreciation rates, including at our landfills;

•	lack of adequate controls and procedures to identify, assess and gather information to adequately and timely determine our related party transactions in all cases; and

•	shortcomings in the implementation and maintenance of effective IT general controls.

Remediation Efforts

We are in the process of improving and implementing controls to address and remediate the weaknesses identified above and other potential shortcomings that we may identify as we transition to being a public company.

We have been undergoing a comprehensive financial and corporate restructuring over the past several years pursuant to which we have reviewed and rationalized our cost structure, pricing, compliance and controls, planning processes, information technology and use of data. This restructuring effort has yielded several tangible benefits through focus on the following initiatives, among others: (i) the comprehensive redesign of our management information systems, including migration to SAP and implementation of CRM Oracle solutions and pricing systems, with the effect of improving efficiency of pricing and internal controls; (ii) the sale of certain assets that negatively impacted our margins and did not align with our strategic vision, (iii) collection of overdue accounts and successful implementation of price adjustments on certain large contracts with our municipal customers and (iv) the reorganization of our senior management team. Notwithstanding our substantial progress, we have identified significant areas for further improvement, as evidenced by the weaknesses identified above, as we continue to implement our restructuring initiatives with a continued focus on improved internal controls.

In particular, we are in the process of identifying and developing a plan to address the material weaknesses in internal controls over financial reporting described above. In particular, we have already taken several concrete steps, and intend to further pursue, the following:

•	hiring of a new, seasoned CFO at the end of 2017 who will further strengthen the tone at the top that overriding of internal controls will not be tolerated;

•	the replacement of the senior management team at Soma;

•
the establishment of an almost entirely independent board of directors consisting of leading executives and other professionals that are experts in their respective fields as well as the establishment of an independent audit committee and corporate governance committee with expanded oversight functions;

•
appointment of an independent chairman of our board of directors with significant industry experience bringing international best practices to our business and, in so doing, effectively ushering in an era of enhanced corporate governance standards by replacing Mr. Wilson Quintella Filho as chairman of the board of directors;

•
making certain adjustments to our compliance infrastructure to strengthen the independence of our compliance function and eliminate opportunities to override controls across our organization, including at Soma and all our subsidiaries and joint ventures;

•
making certain adjustments to our internal audit team, including an increase in the number of employees in the team to strengthen the Company’s ability to continuously evaluate its internal procedures and identify any weaknesses or misconduct in its early stages;

•	implementation of a new policy on related party transactions that will better enable us to trace and identify related party transactions in a more systematic way;

•	enhancing policies and procedures to verify that our comprehensive compliance policies and procedures are fully implemented at all of our subsidiaries and joint ventures;

•
further upgrading our ERP business process management software, which we first implemented in 2016, in order to better manage our business and automate many back office functions with the goal of improving our internal controls over financial reporting and streamlining monthly, quarterly and year-end closings. The full system migration is expected to be completed by the end of 2018;

•	enhancing and continuing to improve the vendor master data, due diligence, know your client procedures, procurement and payment procedures and associated controls;

•
implementing a workflow tool, under the direction of our new CFO, allowing the controlled exchange of information to facilitate timely and effective communication amongst the legal, financial and accounting departments and prompt registration of all transactions; and

•
making certain adjustments to improve the security in some of our IT procedures such as the periodic review of login profiles and their access to certain information on the system and the closer management of users with privileged profiles.

We are committed to monitoring the effectiveness of these measures and making any changes that are necessary and appropriate in our ongoing effort of evaluating our internal controls and analyzing the findings of our Internal Evaluation Process. Under the supervision and with the participation of our senior management, including our principal executive officer and principal financial officer, together with our independent board of directors, we are in the process of conducting further evaluation of our internal control over financial reporting and plan to design enhanced processes and controls to address our internal control weaknesses and any other issues that might be identified through our further review.

For additional information, see “Item 15—Controls and Procedures.”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On December 21, 2017, we completed the Transaction, pursuant to which the holders of the Company’s common shares (other than Angra) contributed their common shares in the Company to the Registrant in exchange for an aggregate of 27,001,886 of the Registrant’s ordinary shares. In addition, the Company and Estre USA became the Registrant’s partially-owned subsidiaries, and the former public security holders of Estre USA became the Registrant’s shareholders.

Prior to the Transaction, the Registrant had limited or no assets, operations or activities. The Registrant was incorporated to become the holding entity of the Company to effect the Transaction. Considering that substantially all of the shareholders of the Company exchanged their shares of the Company for shares of the Registrant, the Transaction was accounted for as a reverse recapitalization transaction.  The historical operations of the Registrant are deemed to be those of the Company. Thus, the financial statements included in this report reflect (i) the historical operating results of the Company prior to the Transaction, as restated as of and for the years ended December 31, 2016 and 2015, as described under “Explanatory Note”; (ii) the consolidated results of the Registrant and the Company following the Transaction; (iii) the assets and liabilities of the Company at their historical cost; and (iv) the Registrant’s equity and earnings per share for all periods presented. The number of ordinary shares issued by Estre Ambiental, Inc. as a result of the Transaction are reflected retroactively to January 1, 2015 for purposes of calculating earnings per share in all prior periods presented.

The audited financial statements in this annual report have been prepared in accordance with IFRS as issued by IASB.

MARKET DATA

In this annual report, we rely on and refer to information and statistics regarding the waste management services industry and our competitors from market research reports and other publicly available sources, including from ABRELPE, the International Solid Waste Association, Eurostat, Biocycle, the Central Bank and IBGE. We have supplemented such information where necessary with our own internal estimates and information obtained from discussions with our customers, taking into account publicly available information about other industry. Although we have no reason to believe that these sources are not reliable or that any of this information is not accurate or complete in all material respects, we have not independently verified any such information and, therefore, cannot guarantee its accuracy or completeness.

CURRENCY TRANSLATION

We maintain our books and records in reais.  However, solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank, as of December 31, 2017 of R$3.3080 to US$1.00 or, where expressly indicated, at an average selling exchange rate prevailing during a certain period.  All such currency translations should not be considered representations that any such amounts represent, or could have been, or could be, converted into, U.S. dollars or reais at that or at any other exchange rate.  See “Item 3.A. Key Information—Selected Financial Data—Exchange Rate Information” for more detailed information regarding the translation of reais into U.S. dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report contains a number of forward-looking statements, including statements about our financial conditions, results of operations, earnings outlook and prospects and may include statements for the period following the date of this annual report. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of our management, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by us and the following:

•	changes in market prices, customer demand and preferences and competitive conditions;

•	general economic, political and business conditions in Brazil, particularly in the geographic markets we serve and others in which we intend to serve;

•	fluctuations in inflation and interest rates to which our debt is indexed;

•	the risk that the recently completed Merger may disrupt our plans and operations;

•	our significant level of indebtedness and fixed obligations;

•
the risk that we may lose contracts through competitive bidding, including our São Paulo urban cleaning contract thorough Soma, or be required to substantially lower prices in order to retain certain contracts, which could negatively impact our revenues;

•
the outcome of investigations by government authorities under the applicable anti-corruption laws or otherwise, including the currently ongoing Operation Descarte and other actions in relation to our former controlling shareholder;

•
the outcome of alleged tax infringement charges by the Brazilian tax authorities and the possibility of further tax infringement charges relating to other facts and periods, including in relation to ongoing investigations and inquiries of the tax authorities;

•	the recruitment, compensation and retention of key personnel;

•
our ability to successfully defend ourselves in connection with various ongoing and future judicial, administrative or other third-party proceedings that could interrupt or materially limit our operations, divert our management’s attention and result in adverse judgments, settlements or fines and create negative publicity;

•
the strength and security of our information technology infrastructure and internal controls and our ability to successfully implement our remediation plan to address certain weaknesses in our internal controls;

•	our ability to retain our customers given that a significant portion of our revenue is derived from a small number of customers;

•	our ability to collect for the services we provide, which is dependent on the financial condition of our customers, especially that of our public sector customers;

•	our ability to successful obtain or renew the necessary licenses to operate new landfills or expand existing ones;

•	our ability to adequately establish reserves and provisions for landfill site closure and post-closure costs and contamination-related costs;

•	existing and future governmental regulation, including in relation to environmental liabilities;

•	our ability to detect and prevent money laundering, improper payments and other illegal activities;

•	labor disputes, employee strikes and other labor-related disruptions, including in connection with negotiations with unions;

•	our ability to successfully implement our strategy, including those initiatives designed to improve our results of operations; and

•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Item 3.D.—Key Information—Risk Factors.”

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by our management prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements contained in this annual report and attributable to us or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this annual report. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

PART I
INTRODUCTION

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected financial information should be read in conjunction with “Explanatory Note,” “Presentation of Financial and Other Information,” “Item 5. Operating and Financial Review and Prospects” and our audited financial statements, which are included in this annual report.

The selected financial data as of and for the years ended December 31, 2017 and 2016 and for the three years ended December 31, 2017 have been derived from our audited financial statements, prepared in accordance with IFRS, and included in this annual report.

The Company’s financial statements as of and for the years ended December 31, 2016 and 2015 have been restated to reflect the findings of the Internal Evaluation Process, as more fully described in “Explanatory Note.”

We present unaudited 2014 financial data in the tables below because such information was included in Estre USA’s F-4 registration statement that became effective under the Exchange Act. Based on the assessment of our management, this 2014 financial data has been restated to reflect the findings of the Internal Evaluation Process applying the same methodology as described in “Explanatory Note.”  However, these 2014 restated numbers have not been audited or reviewed by our independent auditors.

Selected financial data as of and for the year ended December 31, 2013 has not been included in this annual report because of our status as an emerging growth company under the JOBS Act, and as per related guidance provided by the SEC.

Statement of Profit and Loss

	For the year ended December 31,
	2017	2017	2016 (restated)(2)	2015 (restated)(2)	2014 (unaudited) (restated)(2)
	(in millions of US$)(1)	(in millions of R$)
Revenue from services rendered	412.7	1,365.3	1,393.0	1,338.9	1,293.6
Costs of services	(288.3)	(953.8)	(1,012.3)	(977.5)	(942.4)
Gross profit	124.4	411.6	380.7	361.4	351.2
Operating income (expenses)
General and administrative expenses	(78.0)	(258.1)	(231.9)	(223.3)	(248.9)
Selling expenses	(2.0)	(6.6)	10.5	13.3	(56.3)
Equity pickup	(0.3)	(1.0)	10.2	11.1	40.6
Other operating income (expenses), net	(9.0)	(29.9)	(77.9)	(24.7)	138.8
	(89.4)	(295.6)	(289.2)	(223.6)	(125.8)
Profit before finance income and costs	35.1	116.0	91.5	137.8	225.4
Finance costs	(161.5)	(534.3)	(400.9)	(385.2)	(416.4)
Finance income (costs)	33.2	109.7	53.6	30.2	27.4
Loss before income and social contribution taxes	(93.3)	(308.6)	(255.8)	(217.3)	(163.6)
Current income tax and social contribution	(5.5)	(18.3)	(55.4)	(5.8)	(49.0)
Deferred income tax and social contribution	112.2	371.1	(49.8)	12.6	41.6
Profit (loss) from continuing operations	13.4	44.2	(361.0)	(210.5)	(171.0)
Profit (loss) after income and social contribution tax from discontinued operations	2.4	8.1	—	(4.5)	(44.2)
Net income (loss) for the period/year	15.8	52.3	(360.9)	(215.0)	(215.2)
Attributable to non-controlling interests		8.5	(0.1)	—	(19.4)
Attributable to equity holders of the parent		43.8	(360.8)	(215.0)	(195.8)
Earnings (loss) per share(3)
- Basic for the year attributable to equity holders of the parent (in Reais or Dollars)	US$ 0.2901	R$0.9596	R$(7.9057)	R$(4.7101)	R$(4.2905)
- Diluted for the year attributable to equity holders of the parent (in Reais or Dollars)	US$ 0.2898	R$0.9585	R$(7.9057)	R$(4.7101)	R$(4.2905)
Earnings (loss) per for continuing operations(4)
- Basic attributable to equity holders of the parent (in Reais or Dollars)	US$ 0.2631	R$0.8702	R$(7.9066)	R$(4.6110)	R$(3.7469)
- Diluted attributable to equity holders of the parent (in Reais or Dollars)	US$ 0.2628	R$0.8692	R$(7.9066)	R$(4.6110)	R$(3.7469)
Weighted average number of shares (thousands shares)(5)	45,637	45,637	45,637	45,637	45,637

(1)
Solely for the convenience of the reader, the amounts in reais for the year ended December 31, 2017 has been translated into U.S. dollars using the rate of R$3.3080 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of December 31, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “—Exchange Rate Information” below.

(2)	For an explanation of our restatement as a result of our Internal Evaluation Process, please see “Explanatory Note” and Note 1.5 of our audited financial statements included herein.

(3)
The calculation of basic earnings (loss) per share is based on the net income attributable to controlling equity holders of the Registrant and the proportional weighted average number of shares outstanding during the year. Diluted earnings per share is based on the net income attributable to controlling equity holders, as adjusted by the weighted average number of shares outstanding  during the year to assume conversion of all potentially dilutive shares. For additional information, see note 35 to our audited financial statements.

(4)
The calculation of basic earnings (loss) per share from continuing operation is based on the net income from continuing operations attributable to controlling equity holders of the Registrant and the proportional weighted average number of shares outstanding during the year. Diluted earnings per share is based on the net income attributable to controlling equity holders and by adjusting the weighted average number of shares outstanding  during the year to assume conversion of all potentially dilutive shares.  For additional information, see note 35 to our audited financial statements.

(5)
Given that the Registrant is a new parent entity established to effect a share for share exchange in connection with the Transaction, and its audited financial statements have been presented as a continuation of the existing group, the number of shares taken as being issued for both the current and preceding periods was the number of shares issued by the new parent entity (Estre Ambiental, Inc.). In the calculation of earnings per share for the years ended December 31, 2016 and 2015 presented in the audited financial statements, there were no changes in the number of outstanding ordinary shares of Estre Ambiental S.A. for the periods that should be reflected in the calculation. Therefore, the weighted average number of shares was the same for all periods.

Balance Sheet
	As of December 31,			As of January 1, 2016
	2017	2017	2016 (restated)(2)	(restated)(2)
	(in millions of US$)(1)	(in millions of R$)
Assets
Current Assets
Cash and cash equivalents	25.6	84.7	31.1	47.8
Marketable securities	—	—	—	12.1
Trade accounts receivable	202.3	669.2	716.8	512.7
Inventories	3.4	11.4	8.7	8.1
Taxes recoverable	30.8	101.9	117.8	92.1
Receivables from divestiture	—	—	—	41.3
Other receivables	10.6	34.9	38.8	34.6
	272.7	902.1	913.2	748.7
Assets held for sale	2.0	6.6	-	-
Total current assets	274.7	908.7	913.2	748.7
Noncurrent Assets
Marketable securities	—	—	—	24.2
Related Parties	4.4	14.5	9.8	21.3
Trade accounts receivable	32.9	108.9	5.7	4.8
Taxes recoverable	15.8	52.1	4.5	22.2
Prepaid expenses	0.1	0.2	3.3	4.5
Deferred taxes	—	—	41.1	25.9
Other receivables	4.4	14.5	7.7	12.7
Fair value of call option	—	—	—	20.9
Investments	2.2	7.2	114.7	104.3
Property, plant and equipment	208.4	689.5	694.5	691.8
Intangible assets	177.8	588.2	553.8	607.1
Total noncurrent assets	445.9	1,475.1	1,434.9	1,539.6
Total assets	720.6	2,383.8	2,348.0	2,288.3
Liabilities and Equity
Current liabilities
Loans and financings	4.3	14.1	16.7	64.1
Debentures	—	—	1,665.6	1,417.1
Provision for landfill closure	6.2	20.7	15.5	—
Trade accounts payable	38.7	128.1	108.4	96.5
Labor payable	35.6	117.9	106.9	97.6
Tax liabilities	51.2	169.5	295.3	214.8
Accounts payable from acquisition of investments	—	—	4.9	47.0
Related parties	25.0	82.8	2.6	23.1
Advances from customers	5.0	16.5	0.6	3.5
Accounts payable from land and intangible asset acquisition	2.7	9.0	9.1	10.6
Other liabilities	10.0	33.0	29.5	6.5
	178.8	591.6	2,255.1	1,980.9
Liabilities directly associated with the assets held for sale	7.2	23.8	24.2	17.9
Total current liabilities	186.0	615.4	2,279.4	1,998.8
Noncurrent liabilities
Loans and financing	112.3	371.4	10,0	20.2
Debentures	323.2	1,069.0	—	—-
Provision for landfill closure	28.1	92.9	86.1	83.1
Provision for legal proceedings	44.7	147.8	245.5	185.6
Accounts payable from acquisition of investments	—	—	4.9	26.7
Tax liabilities	119.6	395.8	236.1	213.1
Deferred taxes	41.4	137.0	175.6	110.6
Accounts payable from land acquisition	3.1	10.4	7.6	13.1
Other liabilities	-	0.2	39.9	18.3
Total noncurrent liabilities	672.4	2,224.4	805.7	670.6
Equity
Capital	—	—	108.1	108.1
Capital reserve	322.9	1,068.2	748.5	743.7
Other comprehensive income	0.5	1.8	1.7	1.5
Treasury shares	—	—	(37.4)	(37.4)
Accumulated losses	(459.7)	(1,520.8)	(1,564.5)	(1,203.8)
	(136.3)	(450.8)	(743.6)	(387.9)
Non-controlling interest	(1.6)	(5.1)	6.6	6.7
Total equity (capital deficiency)	(137.8)	(455.9)	(737.1)	(381.1)
Total liabilities and equity	720.6	2,383.8	2,348.0	2,288.3

(1)
Solely for the convenience of the reader, the amounts in reais for the year ended December 31, 2017 has been translated into U.S. dollars using the rate of R$3.3080 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of December 31, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “—Exchange Rate Information” below.

(2)	For an explanation of our restatement as a result of our Internal Evaluation Process, please see “Explanatory Note” and Note 1.5 of our audited financial statements included herein.

Consolidated Statement of Cash Flow

	For the year ended December 31,
	2017	2017	2016 (restated)(2)	2015 (restated)(2)	2014 (restated unaudited)(2)
	(in millions of US$)(1)	(in millions of R$)
Net cash (used in) provided by
Operating activities	73.5	243.3	213.5	235.2	88.5
Investing activities	(60.6)	(200.3)	(166.7)	(90.1)	618.7
Financing activities	3.2	10.6	(63.5)	(210.4)	(666.9)

(1)
Solely for the convenience of the reader, the amounts in reais for the year ended December 31, 2017 has been translated into U.S. dollars using the rate of R$3.3080 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of December 31, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “—Exchange Rate Information” below.

(2)	For an explanation of our restatement as a result of our Internal Evaluation Process, please see “Explanatory Note” and Note 1.5 of our audited financial statements included herein.

Segment Data

The tables below sets forth our statement of profit or loss by business segment for the periods indicated:

For the year ended December 31, 2017:

	Collections and Cleaning Services	Oil & Gas	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
	(in millions of R$)
Domestic customers	910.7	25.9	372.4	56.4	—	—	1,365.3
Inter‑segment	18.1	—	83.0	0.9	—	(102.0)	—
Total revenue from services	928.8	25.9	455.4	57.2	—	(102.0)	1,365.3
Cost of services	(730.4)	(21.2)	(259.0)	(35.9)	(9.3)	102.0	(953.8)
Gross profit	198.4	4.7	196.5	(21.3)	(9.3)	—	411.6
Operating income/(expenses)
General and administrative expenses	(38.3)	(0.0)	1.3	(2.4)	(218.6)	—	(258.1)
Selling Expenses	(16.3)	—	37.5	0.3	(28.1)	—	(6.6)
Share of profit of an associate	—	—	—	—	83.4	(84.4)	(1.0)
Other operating (expenses) income	(15.3)	(4.5)	(41.7)	77.6	(45.9)	—	(29.9)
	(69.9)	(4.6)	(3.0)	75.5	(209.3)	(84.4)	(295.6)
Earnings before finance income and costs	128.5	0.2	193.5	96.8	(218.6)	(84.4)	116.0
Finance costs	(132.2)	0.9	(37.8)	(2.1)	(363.0)	—	(534.3)
Finance income (costs)	8.3	0.0	0.9	1.5	98.9	—	109.7
Profit (loss) before income and social contribution taxes	4.5	1.1	156.7	96.2	(482.7)	(84.4)	(308.6)
(−) Current income and social contribution taxes	(8.6)	—	(4.0)	(0.8)	(4.8)	—	(18.3)
(−) Deferred income and social contribution taxes	22.6	—	16.9	—	331.6	—	371.1
Profit or loss for the year	18.4	1.1	169.6	95.4	(155.9)	(84.4)	44.2
Discontinued Operations
Loss after tax for the year resulting from continuing operations	6.5	—	0.8	0.7	—	—	8.1
Net income (loss) for the year	24.9	1.1	170.4	96.1	(155.9)	(84.4)	52.3

For the year ended December 31, 2016, as restated:

	Collections and Cleaning Services	Oil & Gas	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
	(in millions of R$)
Domestic customers	869.3	62.8	420.3	40.6	—	—	1,393.0
Inter‑segment	52.7	0.1	29.5	1.6	—	(83.9)	—
Total revenue from services	922.0	62.9	449.8	42.2	—	(83.9)	1,393.0
Cost of services	(678.1)	(41.6)	(337.3)	(30.6)	(8.7)	83.9	(1,012.3)
Gross profit	244.0	21.3	112.5	11.7	(8.7)	—	380.7
Operating income/(expenses)
General and administrative expenses	(38.1)	(0.8)	(10.2)	(1.2)	(163.7)	(17.9)	(231.9)
Selling Expenses	0.3	0.9	26.3	8.5	(25.5)	—	10.5
Share of profit of an associate	—	—	—	—	139.7	(129.6)	10.2
Other operating (expenses) income	(12.4)	0.2	1.0	2.6	(69.3)	—	(77.9)
	(50.2)	0.3	17.0	9.9	(118.8)	(147.5)	(289.2)
Earnings before finance income and costs	193.7	21.6	129.5	21.6	(127.5)	(147.5)	91.5
Finance costs	(27.1)	(1.3)	(0.7)	(3.8)	(367.9)	—	(400.8)
Finance income (costs)	1.5	0.0	0.0	2.0	50.1	—	53.6
Profit (loss) before income and social contribution taxes	168.1	20.3	128.8	20.0	(445.2)	(147.5)	(255.7)
(−) Current income and social contribution taxes	—	—	—	(1.1)	(54.3)	—	(55.4)
(−) Deferred income and social contribution taxes	—	—	—	—	(49.8)	—	(49.8)
Profit or loss for the year	168.1	20.3	128.8	18.7	(549.3)	(147.5)	(360.9)
Discontinued Operations
Loss after tax for the year resulting from continuing operations	—	—	0.0	—	—	—	0.0
Net income (loss) for the year	168.1	20.3	128.8	18.7	(549.3)	(147.5)	(360.9)

For the year ended December 31, 2015, as restated:

	Collections and Cleaning Services	Oil & Gas	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
	(in millions of R$)
Foreign customers	—	—	34.5	—	—	—	34.5
Domestic customers	807.0	99.1	355.6	42.7	—	—	1,304.4
Inter‑segment	27.6	4.6	23.7	2.1	—	(57.9)	—
Total revenue from services	834.5	103.7	413.8	44.8	—	(57.9)	1,338.9
Cost of services	(646.2)	(64.6)	(278.1)	(33.9)	(15.1)	60.4	(977.5)
Gross profit	188.3	39.1	135.8	10.9	(15.1)	2.5	361.4
Operating income/(expenses)
General and administrative expenses	(59.6)	(5.6)	8.3	(2.3)	(164.1)	—	(223.3)
Selling Expenses	20.0	2.1	45.9	(52.9)	(1.9)	—	13.3
Share of profit of an associate	(0.1)	—	—	—	117.1	(105.9)	11.1
Other operating (expenses) income	(4.0)	(0.4)	(9.3)	—	(8.9)	(2.5)	(24.7)
	(43.7)	(3.9)	44.9	(55.1)	(57.4)	(108.4)	(223.6)
Earnings before finance income and costs	144.6	35.2	180.7	(44.2)	(72.6)	(105.9)	137.7
Finance costs	(26.1)	(1.3)	(14.5)	(1.2)	(342.0)	—	(385.2)
Finance income (costs)	4.0	—	0.5	0.5	25.2	—	30.2
Profit (loss) before income and social contribution taxes	122.5	33.8	166.8	(44.9)	(389.4)	(105.9)	(217.3)
(−) Current income and social contribution taxes	—	—	(4.2)	(0.4)	(1.2)	—	(5.8)
(−) Deferred income and social contribution taxes	—	—	—	—	12.6	—	12.6
Profit or loss for the year	122.5	33.8	162.6	(45.3)	(378.0)	(105.9)	(210.4)
Loss after tax for the year resulting from continuing operations	—	—	(4.5)	—	—	—	(4.5)

Net income (loss) for the year	122.5	33.8	158.1	(45.3)	(378.0)	(105.9)	(215.0)

Exchange Rate Information

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the U.S. dollar-real exchange rate to float freely. Since then, the U.S. dollar-real exchange rate has fluctuated considerably.

The Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. See “—D. Risk Factors—The Brazilian economy and we may be negatively impacted by exchange rate instability.”

The real may depreciate or appreciate against the U.S. dollar substantially. See “—D. Risk Factors—Risks Related to Brazil—The Brazilian economy and we may be negatively impacted by exchange rate instability.”

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are substantial reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittances of foreign capital abroad and on the conversion of Brazilian currency into foreign currencies. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See “—D. Risk Factors—Risks Related to Brazil—The Brazilian economy and we may be negatively impacted by exchange rate instability.”

For convenience purposes only, the amounts in reais for the year ended December 31, 2017 presented throughout this annual report have been translated to U.S. dollars using the rate R$3.3080 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of December 31, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. The real has fluctuated significantly over the course of 2018 due in part to the general strengthening of the U.S. dollar worldwide and reflecting lower Brazilian interest rates and a high degree of political uncertainty.

The following table shows the period end, average, high and low commercial selling real/U.S. dollar exchange rate reported by the Central Bank on its website for the periods and dates indicated.

	R$ per US$1.00
Year Ended December 31,	Low	High	Average(1)	Period End
2013	1.95	2.45	2.16	2.34
2014	2.20	2.74	2.35	2.66
2015	2.58	4.19	3.34	3.90
2016	3.12	4.16	3.48	3.26
2017	3.05	3.44	3.19	3.31
2018 (through June 19, 2018)	3.14	3.90	3.40	3.76
Month Ended	Low	High	Average(2)	Period End
October 2017	3.28	3.18	3.13	3.28
November 2017	3.21	3.29	3.26	3.26
December 2017	3.22	3.34	3.29	3.31
January 2018	3.19	3.27	3.23	3.22
February 2018	3.17	3.28	3.25	3.24
March 2018	3.21	3.33	3.28	3.06
April 2018	3.31	3.50	3.41	3.48
May 2018	3.53	3.75	3.64	3.74
June 2018 (through June 19, 2018)	3.69	3.90	3.76	3.76

(1)	Represents the average of exchange rates on each day of each month during the periods indicated.

(2)	Represents the average of the daily exchange rates during each day of the respective month indicated.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our ordinary shares carries a significant degree of risk. You should carefully consider the following risks and other information in this annual report, including our audited financial statements included elsewhere in this annual report, before you decide to purchase our ordinary shares. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition, results of operations or prospects could be materially affected. As a result, the trading price of our ordinary shares could decline and you could lose part or all of your investment.

Risks Related to Our Business

We may lose contracts through competitive bidding or be required to substantially lower prices in order to retain certain contracts, which could negatively impact our revenues.

We derive a significant portion of our revenues from markets in which we have exclusive arrangements pursuant to municipal contracts. Our municipal contracts are for a specified term and are, or will be, subject to competitive bidding in the future. Although we intend to bid on additional municipal contracts in our target markets, we may not always, or ever, be the successful bidder. In addition, municipalities may unilaterally terminate any agreements on grounds of serving the public interest. If we are unable to replace revenue from contracts lost through competitive bidding or early termination or from lowering prices pursuant to the competitive bidding process for existing contracts, our revenues could decline.

Governmental action may also affect our exclusive arrangements. Municipalities may decide to develop their own landfills, on an optional or mandatory basis, which may cause us to lose customers. If we are not able to replace lost revenues within a reasonable time period, our business results of operations and financial condition could be adversely affected. Additionally, the loss of municipal contracts through competitive bidding, early termination or governmental action could cause long lived tangible and intangible assets to be impaired and require a charge against earnings.

A significant portion of our revenue is derived from a small number of customers, and partial or full loss of revenues from any such customer may adversely affect our revenues and results of operations. In particular, both the municipalities of São Paulo and Curitiba are currently serviced based on short-term temporary contracts and we cannot assure you that we will be successful in securing long-term extensions of either of these contracts on favorable terms or at all. Any significant loss of business from the São Paulo or Curitiba contracts may have a material adverse impact on us.

Our customer base includes a mix of customers operating in both the private and public sectors. As of December 31, 2017, we had 141 municipal customers and approximately 4,000 private sector customers, serving over 31 million individual customers daily. Although we have a diversified customer base across our four business segments, our top ten customers accounted for 74.0% of our total net revenues in 2017.

In addition, we rely significantly on certain municipal customers within our Collection & Cleaning segment as a source of revenues, namely the municipalities of São Paulo and Curitiba. Together, our contracts with the municipalities of São Paulo and Curitiba represented 61.2% of the net revenues from services rendered for the Collection & Cleaning segment for the year ended December 31, 2017, and 41.7% of our total net revenues from services during the same period. Competitive bidding processes are inherently subject to a high degree of uncertainty, and there can be no guarantee that past practices will be indicative of future success. Accordingly, we cannot predict with certainty when the competitive bidding processes for these contracts will occur and, likewise, there can be no assurances that we will prevail in securing the Curitiba and São Paulo bids on favorable terms or at all.

Moreover, we cannot assure you that we will be the successful bidder in bidding processes for any other competitive bidding process we participate in. In addition, even if we are successful in the bidding process and enter into new contracts with our most significant customers, the terms of the contracts might differ and might not be as favorable to us as those contracts currently in place, resulting in less revenue from these customers. This may be especially likely in the case of São Paulo given the municipalities intentions to divide the contract. The loss or adverse modification of any material customer contract, particularly our São Paulo or Curitiba municipal contracts, could have material adverse effect on our business, results of operations and financial condition.

While Brazilian law does not allow the term extension of government contracts already expired, public administrators may exercise their right to hire the same contractor on a provisional basis for a temporary period based on a waiver of the bidding process. Provisional service pursuant to a temporary contract may be with any service provider, not just the last serving contractor. These temporary contracts must be limited to a 180-day term, counted as of the occurrence of the exceptional circumstances giving rise to the auction delay, and may be terminated by the municipality at its discretion at any time, including as a result of the conclusion of the formal bidding process .  As a general rule, temporary contracts entered into on an emergency basis may not be extended. However, as the collection of MSW is considered an essential service under Brazilian law, once the initial 180-day period expires on a temporary contract, municipalities may continue to extend for subsequent 180-day periods.

Our contract with the municipality of São Paulo

We have been servicing the São Paulo contract through Soma since 2011. Our contract with the municipality of São Paulo for urban cleaning and street sweeping services comprised approximately 29.1% of our revenues in 2017. This contract expired, and we are currently providing urban cleaning services to the city of São Paulo pursuant to a temporary contract. The temporary contract was first entered into on December 15, 2017 and was set to expire at the end of June 2018. On June 12, 2018 we further extended the temporary contract until the end of 2018, subject to earlier termination by the municipality.  However, the extended temporary contract introduces certain significant changes to the contractual arrangement,. Most significantly, under the extended temporary contract, the city of Sao Paulo is divided into six separate parcels for urban cleaning, whereas under the previous contract the city was divided into two parcels only. We, through Soma, were awarded only two parcels under the extended temporary contract, which reflects a significant decrease of our service area, since we previously serviced one of the only two parcels.  In addition, the extended temporary contract contemplates a 7% price reduction. As a result of these changes, we expect our monthly revenues from the Soma contract to be reduced by 37.7%.

After a series of delays, there is still no definitive date for a new auction due to ongoing discussions among interested parties. In the meantime, São Paulo has announced its intention to divide the urban cleaning contract into six separate parcels, in line with the extended temporary contracts entered into in June 2018. Accordingly, it seems possible that the revenue loss we expect in the second half of 2018 as a result of the contractual changes introduced in connection with the extended temporary contract will be permanent or that we may lose all or a portion of our business with the city of São Paulo when the extended temporary contract expires at the end of 2018. Any significant loss of business emanating from these developments will have a material adverse impact on us.

Our contract with the municipality of Curitiba

Cavo, which we acquired in 2011, has been servicing the Curitiba contract since 1995. Our contract with the municipality of Curitiba for collections, urban cleaning and street cleaning comprised approximately 12.5% of our revenues in 2017. We are currently providing collections and cleaning services to Curitiba pursuant to a temporary contract set to expire in October 2018 or sooner at the discretion of the municipality. The competitive bidding process to procure the Curitiba collections and cleaning contract has also been subject to a series of delays, and is now suspended as a result of a review by the Paraná Court of Auditors (Tribunal de Contas) pursuant to which certain adjustments to the bidding process may be made. It is likely that we will continue to provide services to the municipality on a temporary basis; however, there is no guarantee that we will do so. There is currently no visibility as to when the competitive bidding process in Curitiba will occur.

Potential impact of contract loss on results of operations

Considering the significance of the São Paulo and Curitiba contracts in terms of revenues, it can be expected that our revenues would materially decrease in the event that one or both of these contracts is lost. According to the estimates of our management, based on revenue expectations for 2018, the impact of losing both of these contracts on an annualized basis would correspond to a 37.4% decrease in revenues, while the loss of just the São Paulo contract would correspond to an estimated 26.7% decrease and just the Curitiba contract to a 10.7% decrease.

Our operational structure is designed to serve these two important contracts and, in the event that one or both of the contracts were lost, we would likely be required to significantly reallocate resources, including the potential early termination of employees currently servicing these contracts and/or closure of certain facilities and projects solely related to our current operations in these municipalities, all of which could have the effect of increasing costs in the short-term. Furthermore, given the medium and long term nature of the majority of our contracts, we would not have the flexibility to immediately offset a decrease in revenues by increasing prices. Given the staggered timing of attractive competitive bidding opportunities occurring only on an intermittent basis as existing contracts come due, we would likely face challenges to quickly replace the lost revenues with new collections business. Given the size of the cities of São Paulo and Curitiba, respectively being the largest and eighth largest cities in Brazil in terms of population according to 2017 IBGE data, we would likely have to secure several smaller contracts to replace the revenues lost under these two contracts. A significant loss of revenues could, in turn, impact our ability to comply with the covenants under any of our indebtedness or make payments as they come due.

Our auditors have issued a “going concern” audit opinion, and our ability to continue as a going concern is dependent on our improved liquidity position

We incurred net losses from continuing operations of R$360.9 million and R$212.0 million in 2016 and 2015, respectively, and while we recorded profits from continuing operation of R$59.0 million in 2017, such result was primarily driven by the gains recorded under deferred income and social contribution taxes as a result of our recognition of tax loss carryforwards in connection with our participation in the Brazilian Tax Regularization Program. As of December 31, 2017, we recorded a capital deficiency (corresponding to total assets minus total liabilities) of R$455.9 million, and as of December 31, 2016, we recorded negative working capital of R$1,366.2 million and a capital deficiency of R$737.1 million. As a result of these factors, our independent auditors have indicated, in their report on our audited financial statements that there exists significant uncertainty that could raise doubt about our ability to continue as a going concern. The audited financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

These doubts regarding our ability to continue as a going concern relate to a history of recurring losses from operations and our net capital deficiency.

In connection with the Transaction, we applied a significant portion of the proceeds to restructure our indebtedness in connection with the parallel Debt Restructuring. For further information, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings.” While the Debt Restructuring carried out in connection with the Transaction resulted in a substantial reduction of our outstanding indebtedness at a discount to our outstanding principal amount and an increase in cash on hand on our balance sheet, it was not fully effective in reducing our vulnerability going forward.

In addition, on March 6, 2018, Angra confirmed the exercise of its put option to sell all of its shares of the Company, and we are required to pay the exercise price of approximately R$37.6 million by September 6, 2018. This payment will further negatively impact our cash position and, thereby, adversely affect us. See “Item 10.C. Additional Information—Material Contracts—Share Put Option Agreement.”

Our liquidity and our ability to continue as a going concern is dependent on various factors, and there are no assurances that we will be successful in our efforts to maintain a sufficient cash balance, or report profitable operations in the future, any of which could impact our ability to continue as a going concern. Any such inability to continue as a going concern may result in our shareholders losing their entire investment.

Our ability to collect for the services we provide is dependent on the financial condition of our customers, especially that of our public sector customers. The inability of our customers to pay in a timely manner or at all could result in increased working capital requirements and could have a material adverse effect on our business, results of operations and financial condition.

Our ability to collect amounts due pursuant to the terms of the contracts that we have entered into with our customers is largely dependent upon the financial condition of these customers. A significant portion of our customers are municipal entities, which are particularly sensitive to the impact of the macroeconomic and political environment, including election cycles, and, as a result, have historically demonstrated high rates of payment delinquency. As of December 31, 2017, our accounts receivables from customers totaled an aggregate R$797.9 million, 85.8% of which corresponded to accounts receivable from public sector customers, while our provisions for doubtful accounts from customers totaled R$157.2 million as of the same date, 82.9% of which corresponded to provisions for doubtful accounts from public sector customers.

Brazil entered into a recession in 2014 and continues to suffer from a general economic downturn (see “—Risks Related to Brazil” below), which we have observed has generally impacted and posed challenges for many of our customers, particularly our municipal customers. Due to negative macroeconomic conditions, many municipalities in Brazil have suffered significant financial difficulties, reduced tax revenues, decreased federal funding and increased cost structures, all of which have imposed material budgetary constraints and cash shortfalls. Governmental entities and municipalities allocate significant portions of their budgets to waste management services costs, according to the Brazilian Ministry of Cities, so their likelihood of material delays in the payment of account receivable under existing contracts are exacerbated in an adverse macroeconomic scenario with increased budgetary pressures. As a result of these factors, we have recently experienced a corresponding increase in the payment delays of our public sector customers in line with that which has been experienced by the industry as a whole. Overall, the balance of accounts payable by Brazilian municipalities with waste management companies in Brazil has reached approximately R$11.6 billion as of December 31, 2017 according to Selur-SP (Sindicato das Empresas de Limpeza Urbana do Estado de São Paulo).

Pursuant to Brazilian law, public services may be suspended in the event the payment for past services is past due for more than 90 days, unless the suspension could result in severe disturbances of the public order. Certain of our public entity customers might argue that the suspension of our services thereunder might result in a severe disturbance of the public order, forcing us to provide such services even in the event of contractual breaches, including failure to honor payment obligations. In addition, although Brazilian law does not permit public entities to declare bankruptcy and forfeit on their obligations, it nevertheless provides them with certain extraordinary rights under distressed circumstances that provides public entities with flexibility in honoring their contractual commitments. Although such rights are subject to certain limitations, some of our public entity customers have in the past resorted to such mechanisms, resulting in payment delays and/or the renegotiation of the schedule of payments of our accounts receivable, and we expect such practices to continue in the future under certain circumstances. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Summary of Our Trade Accounts Receivable Policy.”

Our private sector C&I customers are also negatively affected by market forces and adverse financial and economic conditions beyond our or their control, which may result in increased delinquency or cause customers to terminate or not to renew their contracts with us. In particular, our operations serve clients in the Brazilian oil and gas, civil construction and industrial sectors, and these sectors have been acutely impacted by the ongoing Lava Jato corruption investigations in Brazil (see “—Risks Related to Brazil” below).

The inability of our customers, both public and private, to pay us in a timely manner or, in the case of C&I customers, to pay the contracted rates, could have a material adverse effect on our business, results of operations, liquidity and financial condition. In addition, we may incur increased litigation expenses in our attempt to recover past-due amounts due to us from our customers, which may materially adversely affect our margins and results of operations.

We may not be successful in obtaining or renewing the necessary licenses to operate new landfills or expand existing ones. Further, the cost of operation and/or future construction of our existing landfills may become economically unfeasible, causing us to abandon or cease such operations.

As of December 31, 2017, we operated 13 active landfills and are in the process of developing another four greenfield projects in Brazil. In Brazil, the operation of landfills is subject to various licensing requirements at the municipal, state and federal level, which specific requirements vary from location to location as well as across the regulatory spectrum, depending in part on the particular characteristics, size, location, and potential environmental impacts of each landfill. The licensing process generally comprises three phases: (i) preliminary licensing, whereby initial discussions with the pertinent environmental agencies are held, the basic conditions and milestones for the project are demonstrated and analyzed, such as its location, concept and environmental feasibility, and the basic requirements to be met during subsequent implementation phases are established; (ii) installation licensing, whereby we demonstrate our compliance with all technical specifications, terms and conditions established for the project during the preliminary licensing phase based on the approved project plans, programs and designs, including environmental control measures, and thus authorizes the implementation of the project and commencement of construction which culminates in a final review by the relevant environmental agency before the project becomes operational, and (iii) operating licensing, whereby, after implementing the project in accordance with all previously established requirements and undergoing a final review, which the operation of the project is authorized in compliance with the technical conditions set forth therein, including any environmental control measures and operating conditions. For more information, see “Item 4.B. Information on the Company—Business Overview—Licensing Regulations for Landfills.” Any delays or denials by the environmental licensing authority in issuing or renewing licenses, as well as the inability to meet the requirements established by the environmental authorities during the environmental licensing process, may delay or even prevent the construction, development and regular maintenance of our landfills, transfer stations and greenfield projects.

Our current strategic focus involves the expansion of our landfill business and, therefore, our ability to meet our business objectives depends significantly on our ability to acquire or renew landfill licenses to expand existing landfills and develop new landfill sites. The process of obtaining or renewing the required licensing to build, operate and expand solid waste management facilities, including landfills and transfer stations, can involve substantial costs over a multi-year period and is subject to a high degree of uncertainty, frequently involving factors outside of our control. Licenses to operate a landfill must be renewed numerous times during the useful life of a landfill (typically, every two to five years) pursuant to a process that requires compliance with zoning, environmental and other requirements, and may be challenged by the Public Prosecutor’s Office, special interest groups and other stakeholders. Such challenges may result in the denial of a license’s issuance or renewal, or its suspension for a shorter duration than we may have originally anticipated, or the imposition of burdensome terms and conditions that may not be favorable to us, each of which could adversely affect our business, results of operations and financial condition. Moreover, the difficulty, time and expense in obtaining and complying with licensing requirements may prevent us from taking advantage of profitable opportunities or reacting to changing market dynamics, which could adversely affect us.

After we acquire the land on which we intend to build a landfill, the process of obtaining an operating license is generally expected to take between three and five years, and, in case we are unable to secure the necessary licensing to operate the landfill in accordance with our expectations, we may elect to abandon our development plans and incur a loss in connection with a particular landfill, as has happened in the past in the case of our previous Arapiraca and Cabrália landfill projects. Such occurrence would be highly disruptive to our business plan and, due in part to the upfront costs involved in developing a landfill, could cause a material and adverse effect on our business, results of operations and financial condition.

In addition, our operating licenses must be renewed periodically. Accordingly, as a result of this renewal process, it is possible that the operation or expansion of existing landfills may become economically unfeasible based on management’s assessment of licensing issues, acceptable waste streams, available volumes and operating costs, in which case we may abandon expansion plans or abandon or cease operations entirely at a particular landfill. Any such decision could result in impairment charges as well as ongoing costs for closure and site remediation, which would adversely impact us.

Our reserves and provisions for our landfill site closure and post-closure costs and contamination-related costs may be inadequate.

We are required to pay capping, closure and post-closure maintenance costs for all of our landfill sites. Our obligations to pay closure or post-closure costs or other contamination-related costs may exceed the amount we have accrued and reserved and other amounts available from funds or reserves established to pay such costs. We estimate capping, closure and post-closure maintenance costs and establishes reserves considering the type of landfill, volumetric capacity and the density of the waste to be disposed at a particular site. Any defect or failure in judgment in connection with such assumptions could lead to substantially higher costs than anticipated.

In addition, according to Brazilian regulations, subsequent to the closure of a landfill site, we must continue to monitor and maintain the underground and surface water, leachate treatment, gas collection system, drainages and capping of closed landfills for so long as the closed site is no longer potentially harmful to the environment or the community. In order to satisfy such obligation, we are required to, among other measures, calculate and provision the expected costs associated with such activities, taking into account the particular conditions, the characteristics of each landfill site and the planned future uses of the site, as well as the expected costs of securing the perimeter of such landfill sites and maintaining the necessary on-site structures. We cannot assure you that we will have established sufficient reserves for all potential liabilities in connection with our landfill closure activities, and we may become liable for unforeseen environmental issues that could result in payment of substantial costs that may not have been fully provisioned, such as remediation costs, that could adversely affect our financial condition or operating results. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Landfill accounting and provision for landfill closure.”

The Brazilian waste management industry is fragmented and characterized by a high degree of competition.

The Brazilian waste management industry is highly fragmented, with no single player accounting for more than 10.0% of market share, and the top five largest players collectively accounting for 28.0% in 2016, according to the most recent ABRELPE data in conjunction with our internal studies. This high degree of fragmentation corresponds to an exceedingly competitive environment requiring substantial labor and capital resources to maintain and capture business. Some of the markets in which we compete or plan to compete are served by one or more large companies, as well as by regional and local companies of varying sizes and resources, some of which may have accumulated substantial goodwill in their markets.

Some of our competitors may be better capitalized in comparison, benefitting, in some cases, from the infrastructure and financial backing of international platforms, while other competitors may have greater name recognition than us, or be able to provide or be willing to bid their services at a lower price than we may be willing or able to offer. We may also face competition from companies that possess more specialized, technical expertise in certain niche services or markets.

We also compete with counties, municipalities and solid waste districts that maintain or could in the future choose to carry out and maintain their own waste collection and disposal operations. These operators may have financial advantages over us because of their access to user fees and similar charges, tax revenues, tax-exempt financing or government subsidies.

An increase in these or other competitive pressures, or our inability to compete effectively, could hinder our growth or adversely impact our business, results of operations and financial condition.

Our business requires a high level of capital expenditures.

Our business is capital-intensive. We must use a substantial portion of our cash flows from operating activities toward capital expenditures, which reduces our flexibility to use such cash flows for other purposes, such as reducing indebtedness. For example, we are required to devote significant capital amounts to invest in the renewal of our vehicle fleet, the failure of which could result in the breach of certain obligations under our services contract and potentially lead to a suspension, or early termination, of such contracts. We are also required to invest significant capital in the opening and development of new landfill cells, the failure of which could result in damage to our landfill operations and ability to continue to receive hazardous and nonhazardous waste. Our capital expenditures could increase if we make acquisitions or further expands our operations or as a result of factors beyond our control, such as changes in federal, state, local or international requirements. The amount that we spend on capital expenditures may exceed current expectations, which may require us to obtain additional funding for our operations or impair our ability to grow our business, and could thus adversely affect our operating results.

We continue having a significant level of indebtedness following the Transaction, and such indebtedness levels may materially adversely affect our ability to successfully implement our strategic plan, react to competition and/or changes in our industry and continue our operations.

We have substantial indebtedness. As of December 31, 2017, our total financial indebtedness, consisting primarily of outstanding balances on our debentures and working capital loans and, to a lesser extent, BNDES loans and financings and finance leases, was R$1,455.0 million, as compared to R$1,692.3 million and R$1,501.4 million as of December 31, 2016 and 2015, respectively. Of these total amounts, 98.7% of our total indebtedness was linked to floating rates as of December 31, 2017 compared to 99.1% and 96.2% as of December 31, 2016 and 2015, respectively.

Prior to the Transaction, we were in noncompliance with certain of our obligations under the instruments governing our existing debentures, which noncompliance included failure to pay principal and interest as required as well as failure to meet the financial covenant ratios set forth therein, which may have constituted events of default under such instruments. In July 2017, we successfully obtained waivers with respect to such noncompliance.

On December 26, 2017, we paid US$110.6 million to the Creditors. In addition, the debenture holders granted us a reduction corresponding to 25% of the prepaid amount, as more fully described in “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings—Debt Restructuring and Refinanced Debt.” These actions have resulted in the discharge of any potential defaults or events of defaults existing under our current financing instruments.

Nevertheless, we still continue to have a significant level of indebtedness following the Debt Restructuring. In addition, a significant part of our assets have been pledged as collateral to secure repayment of the Refinanced Debt. The Refinanced Debt is secured by collateral consisting of (i) a lien on all real estate relating to the operational landfills; (ii) a lien on all material subsidiaries controlled, directly or indirectly, by us; (iii) a fiduciary assignment of the remaining balance originated from the foreclosure of liens described in this paragraph; and (iv) corporate guarantees of all material subsidiaries controlled, directly or indirectly, by us. The debt admission instrument related to our first issuance of debentures is also secured by a fiduciary assignment of certain real estate assets owned by us. In addition, the Refinanced Debt is secured by a fiduciary lien on all (except for 4.38% secured for the benefit of Angra) of the Company’s common shares as security for the payment of all obligations related to the Refinanced Debt.

For further information, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings.” This amount of indebtedness and related collateral could:

•	maintain our vulnerability to general adverse economic and industry conditions or increases in interest rates;

•	limit our ability to obtain additional financing or refinancing at attractive rates or at all;

•
require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures, dividends, share repurchases and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	place us at a competitive disadvantage relative to our competitors with less debt.

Further, our post-Transaction indebtedness contains financial and other covenants, which may be affected by changes in economic or business conditions or other events that are beyond our control. We cannot assure you that we will be in compliance with our financial ratios in the future and, should we fail to comply with these financial ratios, we cannot assure you that our creditors would grant the necessary waivers.

If we fail to comply with the covenants under any of our indebtedness, we may be in default under the documents governing such indebtedness, which may entitle the lenders thereunder to accelerate the debt obligations. A default under any of our indebtedness could result in cross-defaults under our other indebtedness, which in turn could result in the acceleration of our other indebtedness and in the execution against any collateral securing such indebtedness. In order to avoid defaulting on our indebtedness, we may be required to take actions such as reducing or delaying capital expenditures, reducing or eliminating dividends or share repurchases, selling assets, restructuring or refinancing all or part of our existing debt, or seeking additional equity capital, any of which may not be available on terms that are favorable to us or to our shareholders, if at all.

We rely on diesel fuel to operate our collection and transfer fleet and, therefore, substantial fluctuations in fuel costs or the unavailability of fuel, would have an adverse effect on us. On May 21, 2018, Brazilian truck drivers announced a nationwide strike demanding a reduction in tariffs imposed on diesel and changes to the fuel pricing policy currently adopted by Petrobras. Due to the nationwide strike, all sectors of the Brazilian economy, including the supply and distribution of diesel, has been adversely affected and negotiations between the Brazilian Federal Government and the representatives of the truck drivers is currently ongoing. The outcome of these negotiations could impact the price and distribution of diesel which in turn could adversely affect our results.

The price and supply of fuel in Brazil can fluctuate significantly based on national, international, political and economic circumstances, as well as other factors outside our control, such as actions by Petrobras and the Organization of the Petroleum Exporting Countries and other gas producers, regional production patterns, political instability in oil and gas producing regions and environmental concerns. We rely on diesel fuel to run our collection and transfer trucks and our equipment used in our transfer stations and landfill operations. Supply shortages could substantially increase fuel expenses or lead to our inability to obtain sufficient fuel to conduct operations. Additionally, as fuel prices increase, our direct and indirect operating expenses increase and many of our vendors raise their prices as a means to offset their own rising costs. These risks are compounded by the fact that we do not engage in the ordinary course of business in fuel hedging through entering into derivative contracts to manage our exposure to volatility in fuel prices.

We purchase fuel from a number of distributors in Brazil, principally from Ipiranga Produtos de Petróleo S.A., which provides us with generally better price conditions than ordinarily found in the market. Nevertheless, fuel prices can fluctuate significantly in a relatively short amount of time, and our contracts with our suppliers do not insulate us from adverse price variations (for more information on our fuel supply contracts, including their pricing mechanisms, see “Item 4.B. Information on the Company—Business Overview—Raw Materials and Suppliers”). Accordingly, we must continually monitor and adjust our risk management strategies to address not only fuel price increases, but also fuel price volatility, pursuant to which we may decide to engage in a defined fuel hedging policy in the future. The cost of any risk management tools generally increases with sustained high potential for volatility in the fuel market.

The waste management industry is characterized by increasing technological innovation, and our success depends on our capacity to enhance and maximize our existing services and develop new services.

We and others in the industry are increasingly focusing on new technologies that provide alternatives to traditional disposal and maximize the resource value of waste. If we fail to develop or adapt our services on a timely and cost-efficient basis to address customer needs in an evolving technological environment or to respond to regulatory or legislative changes, our competitiveness will be negatively impacted and our customer retention may suffer. We may experience difficulties or delays in the research, development, production or marketing of new services, which may negatively impact or operating results and prevent us from recouping or realizing a return on the investments required to bring new services to market. In particular, if a competitor develops or obtains exclusive rights to a breakthrough technology that provides a revolutionary change in traditional waste management, our financial results may suffer.

The renegotiation of collective bargaining agreements with the labor unions representing our employees may result in increased costs and other disruptions to our business.

Our employees are represented by labor unions with a strong presence in the waste management market. We have entered into collective bargaining and other agreements with each of these unions through a special committee, which agreements define, among other matters, the length of the work day, minimum compensation, vacations and other ancillary benefits for our employees. We renegotiate these agreements on an annual basis and, historically, have significantly adjusted the terms of these agreements upon renegotiation. When we renegotiate wage and salary adjustments, including the establishment of minimum wage thresholds, we typically use the inflation rate as a reference. Our personnel costs may increase significantly as a result of our renegotiation of collective bargaining agreements, which represents a major part of our cost of services. Our business and results of operations may be materially adversely affected if we are not able to pass the increased costs arising from the renegotiation of collective bargaining agreements onto our customers through inflation-based price increases. In addition, we may be negatively impacted if we otherwise fail to maintain harmonious relationships with the labor unions representing our employees, which could lead to strikes, work stoppages or other labor disruptions by its employees. For example, we recently experienced two short-term strikes in Curitiba in 2015 and 2016 related to our collective bargaining negotiations and to certain salary payment delays. Depending on the type and duration of any labor disruptions, our operating expenses could increase significantly, which could adversely affect our financial condition, results of operations and cash flows.

Increases in labor costs could impact our financial results.

Labor is one of our highest costs and relatively small increases in labor costs per employee could materially affect our cost structure. Our continued success will depend on our ability to attract and retain qualified personnel. A shortage of qualified employees, such as truck drivers or mechanics, would require us to enhance our wage and benefits packages to compete more effectively for employees, to hire more expensive temporary employees or to contract for services with more expensive third-party vendors. If we fail to attract and retain qualified employees, control our labor costs during periods of declining volumes or recover any increased labor costs through increased prices we charge for our services or otherwise offset such increases with cost savings in other areas, our operating margins could suffer.

We depend significantly on the services of the members of our senior, regional and local management teams, including our current CEO and the departure of any of those persons could cause our operating results to suffer.

Our success depends significantly on the continued individual and collective contributions of our senior, regional and local management teams including our current CEO. The loss of the services of any member of our senior, regional or local management, in particular our CEO, Mr. Pedreiro, or the inability to hire and retain experienced management personnel could have a material adverse effect on us.

We may be held legally responsible for the acts and omissions of outsourced personnel.

We rely on outsourced personnel to carry out certain of our non-strategic functions (such as landfill security and gatekeepers) and to ensure the proper functioning of our operations in satisfaction of client needs at a lower cost. If the outsourcing companies engaged by us fail to comply with applicable labor laws in relation to their employees sent to provide services on our behalf, we, as a matter of Brazilian labor law, may be held severally liable for such violations over which we have little to no authority to monitor or prevent. As a result, we may be subject to fines and other penalties imposed by the relevant labor authorities or courts. If we are held liable for labor claims in connection with our outsourced personnel, our business and results of operations may be negatively impacted.

Increases in insurance costs and the amount that we self-insure for various risks could reduce our operating margins and reported earnings.

Our business exposes us to the risk of liabilities arising out of our operations, including environmental and labor-related claims as well as claims for personal injury, death and property damage resulting from the use of the trucks, machinery and equipment used in our operations. We maintain insurance policies at amounts considered by our management to be sufficient to cover possible losses, considering the nature of our activities and our size and operations. Our insurance policies cover: (i) environmental damage, (ii) civil liability, (iii) damage to property, including fleet and equipment, (iv) pain and suffering, (v) fire, lightning and explosion and (vi) directors’ and officers’ insurance. Our coverage limits might not be sufficient to cover all potential losses. We cannot assure you that we will not be exposed to uninsured liability at levels in excess of our historical levels resulting from multiple payouts or otherwise or that liabilities in respect of existing or future claims will not exceed the level of our insurance. Losses that exceed the insured amount or that are not covered by our insurance could result in material additional and unexpected costs. These could affect our results of operations and financial condition. For additional information regarding our insurance coverage, see “Item 4.B. Information on the Company—Business Overview—Insurance.”

We are party to various judicial, administrative, tax or other third-party proceedings that could interrupt or materially limit our operations, result in adverse judgments, settlements or fines and create negative publicity.

We are, and in the future may be, a defendant in various judicial, arbitral and administrative proceedings arising in the ordinary course of our business and also, on an exceptional basis. Such disputes may relate to civil, tax, labor or environmental matters and involve our suppliers, customers, management or environmental and tax authorities, among others. In addition, particularly in relation to our landfill operations, the Public Prosecutor’s Office, as well as individuals, citizens groups, trade associations, community groups or environmental activists, may bring actions against us in connection with our operations that could interrupt or limit the scope of our business. Many of these matters raise difficult and complicated factual and legal issues and are subject to uncertainties and complexities. The timing of the final resolutions to lawsuits, regulatory inquiries, and governmental and other legal proceedings is uncertain. Additionally, the possible outcomes or resolutions to these matters could include materially adverse judgments or settlements, either of which could require substantial payments or other significant financial obligations. We cannot assure you that the outcomes of these proceedings will be favorable to us, or that we will have established sufficient reserves for all potential liabilities in connection with these proceedings.

Unfavorable decisions or settlements in relation to these proceedings that prevent us from conducting our business as initially planned, or that involve substantial amounts that have not been adequately provisioned, may materially adversely affect our business, financial condition and results of operations. For example, based on advice of our external legal counsel, who assessed the risk of a potential loss as possible (and not probable), we have not recorded provisions in the aggregate amount of R$212.4 million in relation to recent tax assessments that we received from BFRS at the end of 2017. Therefore, in the event that such possible loss materializes, our provisions would not be sufficient to cover our contingencies in relation to this liability. For more information on the material proceedings to which we are a party, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings and Pending Investigations.”

Brazilian tax authorities may challenge the tax treatment given to certain of our transactions, potentially resulting in significant tax liabilities that could adversely affect us.

Our income tax expense, deferred tax assets and liabilities and reserves for unrecognized tax benefits reflect management’s best assessment of estimated future taxes to be paid, which requires a significant degree of judgment and estimates. We cannot assure you that Brazilian tax authorities will agree with the assessments made with respect to our tax liability. Under Brazilian law, the tax authorities may challenge the amount of taxes we have paid for a period of up to five years counted from the taxable event or the first day of the following year, based on a variety of factors, including the nature of the tax payable and whether it involves self-reporting by the taxpayer or pre-payment as well as the existence of fraud. Any such challenges may require us to devote additional resources to defend the tax treatment we have ascribed to such transactions and, if adjudicated and decided against us, may result in the incurrence of significant tax liabilities, including fines and other capital commitments, and may have a negative impact on our public image, each of which could adversely affect us.

Moreover, the tax treatment for certain categories of transactions are more vulnerable to challenges by the Brazilian tax authorities. For example, we regularly perform intercompany transactions (such as loans and other financial or operational transactions), the tax treatment of which is especially uncertain under Brazil’s regulatory framework, and is more likely to be questioned by Brazilian tax authorities, particularly with respect to their compliance with IOF or IRRF tax rules.

In addition, our non-compliance with any ancillary obligations could also result in further questioning by the tax authorities and result in additional tax liabilities, including fines and other capital commitments, which could adversely affect us.

We may be liable in connection with discontinued operations over which we currently have no control.

As part of our restructuring effort and with the objective of streamlining our operations and increasing our margins, we have divested of several assets in recent years, including our operations outside of Brazil and a significant portion of our oil and gas activities. For additional information, see “Item 4.A. Information on the Company—History and Development of the Company—Recent Divestments and Acquisitions.” Under Brazilian law, we may be subject to liability, financial losses, and adverse impacts on our image and reputation resulting from past divestitures, particularly in the event that the new owner of our divested assets is found to have insufficient funds to perform on our obligations with respect to those assets.

For example, in January 2016, we entered into an agreement with USA Global MKT (“USA Global”), for the sale of our 51% interest in Doña Juana S.A. ESP (“Doña Juana”), based in Colombia. Pursuant to the terms of the agreement, USA Global, our partner and co-investor in Doña Juana, agreed to seek out a compatible buyer for our interest in Doña Juana and, in the meantime, advance payments to us for the sale. Following the execution of the agency agreement with USA Global, our results of operations from Doña Juana were recorded as discontinued in 2016, and we ceased to have any participation in the management and affairs of Doña Juana. Nevertheless, until such time as a buyer is found, and even potentially after a buyer is found, we may continue to be liable for the activities at Doña Juana over which we have no authority or control. Doña Juana recorded legal provisions of US$70.1 thousand in 2016 in connection with lawsuits where, based on the assessment of Doña Juana’s counsel, the risk of loss is probable. We could be responsible for all or a portion of such contingencies. As a landfill, Doña Juana’s operations are inherently susceptible to various risks, including, among others, in connection with landfill site closure and post-closure costs as well as contamination-related costs. Our potential liability could be significant to the extent these risks materialize, particularly in relation to activities occurring during the period when we still had control. Another example relates to our sale of Estre Óleo e Gás Holding S.A. (“Estre O&G”) in 2014, following which we continued to have contractual obligations to provide certain services to Estre O&G’s business partners through 2017. In addition, we are the subject of, or mentioned in the context of, certain allegations and investigations of misconduct in connection with our discontinued operations. For further information, see “−Risks Related to Compliance and Control” below and “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Discontinued Operations.” Given the current stage of the investigations, we cannot predict whether any such investigations will proceed and, if so, the duration or ultimate outcome of the investigation. In the event we are charged with any violations on the basis of the investigations or other investigations related to discontinued operations or otherwise held responsible in relation thereto, we may be subject to substantial monetary fines and potential ineligibility from contracting with state owned or government entities, which could also have significant impact on our results of operations.

We could also be liable for latent civil, tax, environmental, criminal and labor claims arising out of causes or circumstances existing during the time which we owned the assets we have since divested, the occurrence of which could have an adverse effect on us. For example, in the event that we are deemed responsible for causing an environment damage on a divested asset (irrespective of whether the former operations were supported by environmental licenses or not), we will nevertheless be held liable for the full extent of the damages, including the responsibility for repairing such damage in accordance with applicable legislation, to which statutes of limitations may not apply. Environmental liability may be also be attributed by administrative and criminal courts by imposing administrative and criminal sanctions upon non-compliance with law. Administrative sanction can only be imposed within five years from the violation of the applicable violation and the statute of limitations of criminal liability varies according to the penalty imposed for the committed misconduct. Under Brazilian environmental laws and regulations, companies are subject to strict liability for damages caused to the environment, and no statute of limitations applies.

Any adverse outcome resulting from such risks or liabilities could harm our business, results of operations and financial condition and could create negative publicity that may be damaging to our reputation and competitive position.

Current and future accounting pronouncements and other financial reporting standards, including, but not limited to, those concerning revenue recognition, will impact our financial results.

The IASB, or other regulatory bodies, periodically introduce modifications to financial accounting and reporting standards under which we prepare our audited financial statements. A number of new accounting standards and amendments and interpretations to existing standards have recently been issued, including IFRS 15 regarding revenues from contracts with customers, IFRS 9 regarding financial instruments, and IFRS 16 regarding leases. We have adopted these new accounting standards on the effective date required, which was January 1, 2018 and, therefore, the audited financial statements included in this annual report do not yet reflect the application of these new accounting standards. Our management has determined that IFRS 9 and IFRS 15 will impact our results to a limited extent.  However, we performed an assessment of the potential impacts of the application of these new accounting standards on our audited financial statements based on available information at that time and may be subject to changes based on new information arising in 2018. Our reported revenues and results of operations in the future could be negatively impacted by the adoption of these new standards or any additional new accounting pronouncements which may in the future impact our accounting.

For further information regarding the new accounting requirements, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—New Accounting Standards Issued But Not Implemented” and notes 2.22. and 2.23. to our audited financial statements included elsewhere in this annual report.

We rely on a limited number of suppliers for our heavy vehicles, which may materially adversely affect our ability to acquire a waste collection fleet on favorable terms.

In Brazil, the collection and transfer trucks that comprise our fleet are manufactured and sold by only a few suppliers, with Volkswagen, MAN, Mercedes Benz and Ford dominating the market. Accordingly, in the event our suppliers decide to unfavorably modify the purchasing terms for these vehicles, our flexibility to acquire these vehicles elsewhere is limited. As a result, our ability to renew and expand our fleet may be negatively affected and, consequently, our ability to effectively serve customers could suffer.

Risks Related to Compliance and Control

We have been charged, and remain under investigation by, the Brazilian tax authorities, alleging unpaid taxes over the course of several years arising from understated income due to alleged improper payments to certain suppliers. These charges, as well as potential future tax infringement charges, could result in substantial fines, penalties and criminal and regulatory sanctions, among other adverse effects.

From 2015 to 2017, the BFRS has periodically filed Notices of Tax Enforcement  addressed to us, requiring that we produce information concerning transactions with a number of specified suppliers in relation to payments made from 2010 to 2015. In the majority of cases, these requests for information have resulted in official tax infringement notices charging our failure to pay the full amount of federal taxes due for a specified period on the assumption that we understated our taxable income for such periods due to costs recorded from alleged improper payments to certain suppliers. These tax infringement notices subject us to significant tax liabilities, including fines established by the BFRS and payments of interest. The statute of limitations for these claims is five years.

In 2017, we were able to settle certain tax liabilities resulting from these tax infringement charges on attractive terms through tax amnesty programs offered for a limited time in Brazil. However, after these amnesty programs were closed, on December 15, 2017, Cavo Serviços e Saneamento S.A. (“Cavo”), the entity through which we hold an equity stake in the Soma, received an official tax infringement notice from the BFRS in the amount of R$90.6 million concerning transactions with a number of specified suppliers in relation to payments made in 2012. On December 22 and 27, 2017, the Company received two additional official tax infringement notices from the Brazilian federal tax authorities in the aggregate amount of R$121.8 million concerning transactions with a number of specified suppliers in relation to payments made from 2011 to 2015.  There is no guarantee that additional tax amnesty programs will be offered by the Brazilian government on favorable terms, or at all. We have not established provisions related to these matters based on the advice of our independent Brazilian counsel. For further information regarding our tax proceedings, see “Item 8.A.  Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings and Pending Investigations.”

For those reasons detailed above, the current tax charges against us, as well as potential additional tax charges that we may receive in the future, may expose us to significant fines, penalties, judgments, damages and/or settlements in connection with regulatory assessment as a result of non-compliance with applicable legal and regulatory requirements in amounts that exceed currently the provisions we have established in relation to these tax contingencies (see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings and Pending Investigations”).

Furthermore, we have reason to believe that the tax authorities have shared their findings with other Brazilian authorities, including the Lava Jato investigators. For example, the Brazilian federal police’s search of our corporate offices and the premises of Soma on March 1, 2018 as part of the so-called Operation Descarte was a collective effort in cooperation with the Brazilian tax authorities within the ambit of the broader Lava Jato task force. Accordingly, any tax charge from the BFRS could potentially result in additional regulatory and criminal inquiries, charges and, eventually, sanctions. Any such consequences emanating from these tax charges could significantly impact our results of operations, cash flows, ability to execute our growth strategy and overall financial health.

Based on our historical experience, we may receive additional tax infringement charges in the future in relation to other suppliers, facts or periods, particularly as the statute of limitations related to such matters approaches expiration. Any of these tax infringement charges may involve additional criminal and regulatory actions and governmental inquiries that could have a material adverse effect on us and otherwise severely limit our business.

Investigations by governmental authorities under the applicable anti-corruption and money laundering laws, including the currently ongoing Operation Descarte, may result in substantial fines, ineligibility from contracting with state-owned or government entities, criminal action against our management team and other adverse effects.

We, the former chairman of the Company’s board of directors as well as businesses formerly owned by us are currently the subject of, or otherwise implicated in, certain allegations and investigations of misconduct in relation to alleged improper payments. For further information regarding the related facts, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings and Pending Investigations.”

Most recently, on March 1, 2018, the Brazilian Federal Police, executed search warrants at a number of companies in the cities of São Paulo, Santos, Paulínia, Belo Horizonte and Lamim, including at the premises of Soma as well as the Company’s corporate offices and Paulínia landfill. This action was part of the so-called Operation Descarte effort of the Brazilian Federal Police working in conjunction with the Brazilian tax authorities within the ambit of the broader Lava Jato task force, with the stated objective of dismantling a criminal money-laundering network. As part of their search of our corporate offices, the Brazilian Federal Police confiscated numerous hard copy and electronic files related to specified suppliers, among other materials.

We cannot predict whether these investigations will move forward and, if so, the duration, scope or ultimate outcome of these investigations. In the event we are charged with any violations on the basis of the investigations, these charges may seek to impose various sanctions, including monetary fines, potential ineligibility from contracting with state-owned or government entities, injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could have a material adverse effect on our business, financial condition, results of operations or liquidity. An announcement of a negative outcome of an investigation, or the bringing of any charges against us (or persons or entities affiliated or previously affiliated with us), could also expose us to civil suits or regulatory action, and/or damage our reputation. The materialization of any of these events could have a material adverse effect on us.

Our governance, risk management, compliance, audit and internal controls processes might be unable to prevent, detect or remedy behaviors that are incompatible with relevant legal requirements or our own ethical or compliance standards, which could in turn expose us to sanctions, regulatory penalties, civil claims, tax claims, damage to our reputation, accounting adjustments or other adverse effects.

In 2015, under the leadership and guidance of our new CEO, Mr. Sergio Pedreiro, and in response to Brazil’s new anticorruption law adopted in 2014 and an intensified focus in Brazil on the prevention of corrupt practices, we implemented a new compliance program focused on transparency and ethical conduct. Since 2015, we have invested significantly in our internal controls mechanisms with the objective of auditing, detecting and reporting irregularities, imposing disciplinary measures and taking remedial or punitive measures in the case of violations. We have a focused commitment to continuing to strengthen our compliance policies and internal control systems.

Nevertheless, despite these substantial efforts, we have identified certain shortcomings and defects of our compliance infrastructure as a result of the Internal Evaluation Process (see “Item 15—Controls and Procedures”), particularly in relation to the implementation of our compliance program at Soma. Accordingly, we cannot assure you that our governance, risk management, compliance, audit and internal controls processes will be able to prevent, detect or remedy all behaviors that are incompatible with the applicable legal requirements or our own ethical or compliance standards, and any weakness or breach could expose us to sanctions, regulatory penalties, civil claims, tax claims, monetary losses, accounting errors or adjustments, reputational damages, or other adverse effects.

We are subject to the risk that our employees, counterparties or any person doing business with us may engage in fraudulent activity, corruption or bribery, circumvent or override our internal controls and procedures or misappropriate or manipulate our assets for their personal or business advantage. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), the Brazilian Anti-Corruption Law and similar anti-corruption laws, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management.

It is difficult for us to ensure that all of our employees and contractors will comply with and uphold our ethical principles, a risk that we believe we are highly susceptible to given the nature of our business in Brazil and substantial commercial dealings with municipal entities. Any weakness or breach in our governance, risk management, compliance, audit and internal controls processes could expose us to sanctions, regulatory penalties, civil claims, tax claims, monetary losses, accounting errors or adjustments, reputational damages, or other adverse effects. The perception or allegations that we, our employees, our affiliates or other persons or entities associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects.

We have conducted several internal reviews related to our supply relationships, and additional facts and circumstances could arise requiring further evaluation.

As part of our response to ongoing investigations by the Brazilian authorities into potential misconduct, we have periodically engaged external consultants to review documentation concerning transactions with our suppliers.

Following a review of our transactions with specified suppliers in 2017, forensic consultants determined that certain disbursements made by us to contractors, suppliers and other service providers could not be properly supported by the documentary evidence. As a result of these findings, we terminated our commercial arrangements with a number of suppliers and wrote-off certain items of property, plant and equipment on our balance sheets for which proper support for payments was not available and their existence could not be properly verified. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Write-off of Property, Plant and Equipment.”

Following the receipt of tax infringement notices at the conclusion of 2017 (see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings and Pending Investigations”), we engaged a forensic services firm to review Soma’s relationships with certain suppliers. This investigation was only in the preliminary stages when the Brazilian federal police searched our corporate offices and the premises of Soma on March 1, 2018. In the aftermath of the events of March 1, 2018, we broadened the scope of the internal review process at the direction of a newly constituted Special Committee comprised of independent members of our board of directors. This expanded internal evaluation process sought to ascertain the nature of the goods and services provided to us for payments made to certain suppliers during the period from 2012 to 2017, including via Soma and our other joint ventures. As a result, we identified payments to certain suppliers, particularly through Soma, for which there was insufficient evidence that goods and services were provided. Considering these findings, we restated our financial statements as of January 1 and December 31, 2016 and for the years ended December 31, 2015 and 2016 included in this annual report and recalculated our income tax payable corresponding to our management’s assessment of probable tax losses emanating from these payments, as further described under “Explanatory Note.” For additional information regarding the Internal Evaluation Process, see “Explanatory Note” and “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings and Pending Investigations” and Note 1.5 of our audited financial statements included herein.”

Internal evaluation processes are costly and disruptive and require significant time, resources and management attention. They are also subject to inherent shortcomings, namely involving (i) the absence of subpoena power to compel production of relevant documents from third parties, and (ii) the inability to compel interviews with important witnesses, such as certain former members of our management team. Accordingly, it is possible that improper conduct may have occurred within the Company that was not captured or considered in the Internal Evaluation Process and other historical investigations. As result, it is possible that facts and circumstances could arise in the future related to alleged improper conduct that we have not considered or adequately prepared for but could nevertheless expose us to significant liability, warrant further investigation, or involve further restatement of our audited financial statements.

Allegations and investigations of impropriety involving Wilson Quintella Filho, our founder, a shareholder and former Chairman of our board of directors, have surfaced as part of Brazil’s ongoing Lava Jato and Operation Descarte investigations, which have, and may continue to, adversely affect us, principally by harm to our reputation. Any negative developments in or relating to such allegations and investigations involving Mr. Quintella could further adversely affect us.

There are several allegations of improper payments and other improper conduct against Mr. Quintella, who is our founder, a minority shareholder and former chairman of our board of directors, and certain entities affiliated with him, in connection with the ongoing Lava Jato investigation, including entities that were previously under our control. Most recently, Mr. Quintella’s personal apartment was subject to a police search as part of Operation Descarte. For further information regarding the related facts, see “Item 8.A.  Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings and Pending Investigations.”

Although Mr. Quintella no longer has management control over us and his share ownership in us has been significantly reduced to 5.9% (through Cygnus Asset Holding Ltd) as a result of the Transaction, we nonetheless believe that, because of Mr. Quintella’s connections with us as our founder, shareholder and former Chairman, these allegations could have adverse impacts on us, principally by way of harm to our reputation and, potentially, as a result of his ongoing influence on our employees resulting from his historical role at the Company. We cannot predict the outcome of the ongoing investigations involving Mr. Quintella or whether the authorities will ultimately file charges against him or prosecute us in administrative and civil court, as applicable. Should Mr. Quintella ultimately be charged with misconduct, this may further negatively impact our reputation or otherwise adversely affect us.

Our commercial relationship with Petrobras has been the subject of inquiry.

We have a commercial relationship with Petrobras and certain of its affiliates and in 2015, 2016 and 2017 generated total revenues of R$92.9 million, R$52.5 million and R$18.5 million, respectively, from such relationship, all of which was allocated to our Oil & Gas (O&G) segment. Petrobras is the primary customer in our Oil & Gas segment, representing 83.6% of the net revenues from services rendered for this segment in 2016 and 71.4% in 2017. We engaged independent consultants to review our commercial relationships with Petrobras mainly in response to ongoing investigations by the Brazilian authorities and other allegations related to our historical relationship with Petrobras (see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings and Pending Investigations.”). This review of our dealings with Petrobras was concluded in January 2018 and the consultants identified a number of suppliers that provided goods and services in connection with our Petrobras engagements. These suppliers were then included in the Internal Evaluation Process described above and the respective supply relationships were evaluated across our organization, including Soma and our other joint ventures.

We could be materially affected by violations of the FCPA, the Brazilian Anti-Corruption Law and similar anti-corruption laws.

We, our subsidiaries and our joint venture partners are subject to a number of anti-corruption laws, including Law No. 12,846/2013, or the Brazilian Anti-Corruption Law, which became effective on January 28, 2014, the FCPA and various other anti-corruption and anti-bribery laws of other jurisdictions.

The FCPA, the Brazilian Anti-Corruption Law and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. If our policies and procedures designed to prevent bribery and other corrupt practices were not in the past or are not in the future capable of preventing voluntary or inadvertent action by our administrators, employees or third parties acting on our behalf that constitutes corruption, applicable regulatory agencies, to which we respond, have the power and authority to impose fines and other penalties.

Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners, injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Personnel from BTG Pactual are the subject of investigations in Brazil, which because of the relationships between BTG Pactual and us may have an adverse impact on our reputation or otherwise.

We have various significant relationships with BTG Pactual, which remains our largest shareholder after the Transaction. Furthermore, certain members of our senior management, including the CEO, are affiliated with BTG Pactual. BTG Pactual is also the holder of 54.4% of our debentures related to debt, encompassing the outstanding existing debentures and other obligations arising out of the related debt acknowledgment instrument, as amended and restated pursuant to the Debt Restructuring. In 2015, André Esteves, then the CEO and chairman of BTG Pactual, was temporarily taken into custody in Brazil in connection with allegations of obstruction of justice, which allegations were unrelated to us or BTG Pactual’s and Mr. Esteves’s relationship to us. On September 1, 2017, the Brazilian Federal Prosecutor’s Office filed its closing arguments requesting the dismissal of all charges against Mr. Esteves, which request is awaiting court approval. However, as a result of certain statements included in the plea bargain of Delcídio do Amaral Gomez, a former Brazilian senator, Mr. Esteves became subject to additional corruption-related investigations. Should Mr. Esteves be found liable for any misconduct or should BTG Pactual or any of its affiliates be accused of or found responsible for any wrongdoing, there may be negative impact on our reputation or otherwise, such as administrative or civil liability, as a result of our relationship with BTG Pactual.

We have identified weaknesses in our internal control over financial reporting and our disclosure controls and procedures.

In connection with the audit of our audited financial statements included in this annual report, we and our independent registered public accounting firm identified weaknesses in our internal control over financial reporting. In addition, our management has concluded that our disclosure controls and procedures as of December 31, 2017 were not effective due to such weaknesses in internal control over financial reporting.

The weaknesses in our internal control over financial reporting are set forth in detail under “Explanatory Note” and “Item 15—Controls and Procedures.” These weaknesses contributed to a misstatement of the previously issued financial statements of the Company and the audited financial statements included in this annual report have been accordingly restated.

We cannot at this time estimate how long it will take to remediate the weaknesses identified in this annual report and our efforts may not be successful in remediating these weaknesses. In addition, we will incur additional costs in improving our internal control over financial reporting and our disclosure controls and procedures. If we are unable to remediate these weaknesses, or if we experience additional weaknesses in the future or otherwise fail to maintain an effective system of internal controls or disclosure controls and procedures, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our securities.

Neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting, as our independent registered public accounting firm will be required to do once we cease to be an emerging growth company. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control weaknesses may have been identified.

We have recently implemented new process management software and are increasingly dependent on technology in our operations and, if our technology fails, our business could be adversely affected.

We may experience problems with the operation of our current information technology systems or the technology systems of third parties on which we rely, as well as the development and deployment of new information technology systems, any of which could adversely affect, or temporarily disrupt, all or a portion of our operations until resolved. For example, in 2016, we began implementing new enterprise resource planning (“ERP”), business process management software in order to better manage our business and automate many back office functions with the goal of improving our internal controls over financial reporting on a consolidated basis. The full system migration is expected to be completed by the end of 2018, however, until the system reaches full implementation, distortions may occur. Prior to the adoption of these new systems, certain control functions were managed manually, without the use of technology, including the provisioning for landfill closures and judicial deposits, thus subjecting these processes to a high degree of human error. Accordingly, the process of automating these processes will require constant monitoring and potentially adjustments during the phase-in period. We cannot assure you that technological failures will not occur as a result of the ongoing implementation of this new system that could result in distortions and other problems. Inabilities and delays in implementing new systems, as well as the possibility of human failure when dealing with new systems, could affect our ability to realize projected or expected cost savings and improve our controls as anticipated. Additionally, any systems failures could impede our ability to timely collect and report financial results in accordance with applicable laws.

We rely on computer systems to run our business, and face risks from security breaches that could disrupt or damage our internal operations, information technology systems or reputation, and expose us to litigation risk.

We use computers in substantially all aspects of our business operations. We also uses mobile devices, social networking and other online activities to connect with employees and customers. Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, hacking, cyber-attack, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including customers’ personal information, private information about employees, and our financial and strategic information. Further, as we pursue our strategy to grow through strategic acquisitions in addition to internal growth, our technological presence and corresponding exposure to cybersecurity risk will increase. If we fail to assess and identify cybersecurity risks associated with acquisitions and new initiatives, we may become increasingly vulnerable to such risks.

Despite the constant monitoring of our technology systems and hiring of specialized third parties to identify and address any vulnerabilities through implementation of multi-tiered network security measures, computer programmers and hackers, or even internal users, may be able to penetrate, create systems disruptions or cause shutdowns of our network security or that of third-party companies with which we have contracted. As a result, we could experience significant disruptions of our operations and incur significant expenses addressing problems created by these breaches. Such unauthorized access could disrupt our business and could result in a loss of revenue or assets and any compromise of customer information could subject us to customer or government litigation and harm our reputation, which could adversely affect our business and growth.

We may face difficulty consummating future acquisitions and we may become liable for unknown obligations of acquired companies, which may pose significant risks and could have an adverse effect on our operations.

In the past, we have grown through strategic acquisitions in addition to internal growth and may, in the future, engage in acquisitions in order to acquire or develop additional disposal capacity or businesses that are complementary to our core business strategy. We expect that increased consolidation in the solid waste services industry will continue and may reduce the number of attractive acquisition candidates. Even if we identify suitable acquisition candidates, we may nevertheless be unable to negotiate successfully the acquisition at a price or on acceptable terms and conditions, due to limitations imposed by our debt obligations, amongst others. We may have to borrow money or incur liabilities in order to finance any future obligations and may not be able to do so on favorable terms or at all. In addition, we may be unable to obtain the necessary regulatory approvals to complete potential acquisitions. The integration of acquired businesses and other assets may require significant management time and resources that would otherwise be available for the ongoing management of our existing operations.

In addition, it is possible that the operations or sites we have acquired in the past or that we may acquire in the future, have liabilities or risks with respect to former or existing operations or properties, or otherwise, which we have not been able to identify and assess through our due diligence investigations. For example, employee misconduct or a history of improper payments are not always easy to detect as part of the diligence process pre-acquisition and are frequently concealed by counterparties. Accordingly, it is possible that we could later discover that assets acquired by us have conducted business or engaged in activities that are not aligned with our ethical standards and for which we could be responsible. As a successor owner, we may be generally legally responsible for liabilities that arise from the businesses that we acquire. Even if we obtain legally enforceable representations, warranties and indemnities from the sellers of such businesses, we may not cover the liabilities fully or the sellers may not have sufficient funds to perform their obligations, as was the case in some of our past acquisitions. Some environmental liabilities, even if we do not expressly assume them, may be imposed on us under various regulatory schemes and other applicable laws regardless of whether we caused or contributed to any conditions that resulted in such liabilities. In addition, our insurance program may not cover such sites and will not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage. A successful uninsured claim against us could harm our financial condition or operating results. Furthermore, risks or liabilities of which we are unaware or judges to be not material or remote at the time of acquisition may develop into more serious risks to our business. Any adverse outcome resulting from such risks or liabilities could harm our business, results of operations and financial condition and create negative publicity, which could damage our reputation and competitive position.

We will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

We have been recently listed as a public company, which will result in increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur until recently as a private company. The Sarbanes-Oxley Act as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements require us to carry out activities we have not done previously. For example, we have created new board committees and are continuing to adopt new internal controls and disclosure controls and procedures. In addition, additional expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if we have material weaknesses or significant deficiencies in our internal control over financial reporting or our disclosure controls and procedures), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of us. See also “—We have identified weaknesses in our internal control over financial reporting and our disclosure controls and procedures.” If we are unable to remediate these weaknesses, or if we experience additional weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our securities. It may also be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on the board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by shareholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Our management has limited experience in operating a public company.

Our executive officers and directors have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company as a result of the Transaction, which subjects us to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to our management and growth. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.

We may lose certain benefits afforded under Brazilian tax repayment programs if we are unable to comply with the program’s terms, and the program may not fully cover our tax liability in connection with past activities.

In 2017, we elected to participate in certain tax amnesty programs which allowed us to settle certain of our tax debts under administrative or judicial discussion. While these programs did not provide amnesty for penalties or interest, it did allow us to resolve certain of our federal tax debts in installment payments. The program also allowed the partial settlement of tax debts with the use of tax credits and/or the use of tax loss carryforwards. In order to benefit from this program, we were required to waive in advance any defense or rights in relation to administrative disputes involving the tax indebtedness. For additional information regarding our participation in tax amnesty programs, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings and Pending Investigations” and note 17 to our audited financial statements included elsewhere in this annual report.

Despite our participation in these programs, we could be subject to tax audits for subsequent periods, which may lead to additional tax challenges by the relevant authorities on similar claims. In addition, if we are delinquent in our payments under these programs or are otherwise unable to pay as scheduled, we may be barred from participation in these programs.

Risks Related to the Waste Management Regulatory Environment

We are subject to substantial governmental regulation, and failure to comply with these requirements, as well as enforcement actions, could subject us to a shut-down of facilities, fines, penalties and judgments.

We are subject to comprehensive federal, state and, in some cases, municipal laws and regulations in connection with our operations, including environmental and other laws and regulations pertaining to (i) the management (collection, transportation, recycling, storage and disposal) of waste, (ii) atmospheric emissions of pollutants, (iii) water usage and the discharge of effluents into waterways, (iv) licensing requirements, especially relating to our landfill activities, (v) land use requirements, including the protection and preservation of forests, coastlines, caves, watersheds and other features of the ecosystem, (vi) interference into specially protected areas, such as areas of cultural and historical relevance, conservation, preservation and legal reserve areas and their surrounding regions, and (vii) a broad range of occupational health and safety regulations. In addition, under certain circumstances, Brazil’s environmental laws may impose additional costs on licenses for significant impact activities, such as landfills, with proceeds to be destined toward conservation areas.

The Brazilian Constitution grants federal, state and municipal governments the authority to issue environmental protection laws and to publish regulations based on those laws. While the Brazilian federal government has authority to issue environmental regulations setting general standards for environmental protection, state governments have the authority to issue stricter environmental regulations. Municipal governments may only issue regulations regarding matters of local interest or as a supplement to federal or state laws.

With respect to environmental licensing, pursuant to Brazilian law, the projects must be licensed by a single entity, at the federal, state or municipal level. There are certain factors that must be taken into consideration to establish the licensing jurisdiction. Nevertheless, as a general rule, IBAMA (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis) is the competent authority for the environmental licensing of undertakings and activities of national interest or capable of causing significant environmental impact in a regionally or internationally, or for activities located in certain protected areas such as indigenous lands or territorial waters, among others. The local environmental entities, are responsible for the licensing of enterprises with a local impact. The state environmental authorities have jurisdiction to conduct the licensing process of for activities whose impacts are restricted to their territory and whose licensing jurisdiction is not assigned to federal or local agencies.

On the federal level, we are subject to IBAMA, which is part of the Brazilian Ministry for the Environment. In the state of São Paulo, the environmental agency is CETESB (Companhia Ambiental do Estado de São Paulo) and in the state of Paraná, the environmental agency is IAP (Instituto Ambiental do Paraná). In addition, in some of the larger municipalities in which we operate there are local regulators that enforce their own rules and licensing procedures. For example, in the city of São Paulo, we are subject to regulation by the Secretary for the Environment (Secretaria do Verde e Meio Ambiente).

Environmental liability may be attributed under civil, administrative and criminal spheres, with the imposition of administrative civil and criminal sanctions, despite the obligation to readdress all the damages caused. As a result, it is important to bear in mind that lack of conviction in one of these spheres does not necessarily exempt the infractor from liability arising from the remaining other matters.

The civil liability for environmental damage can subject us to environmental remediation or payment of indemnification when the environment cannot be restored. Under Federal Law No. 6,938/1981, companies are subject to strict liability for damages caused to the environment, and no statute of limitations applies. Brazilian law also imposes joint and several liability for anyone who, by virtue of a given activity, regardless of fault (intentional or negligent failure to maintain some standard of conduct, when such failure results in harm to something or someone), facilitates or contributes to environmental damage.

Therefore, we could be civilly liable if our operations cause negative impacts on human health or environmental damage to our properties or to the property of third parties, for example, as a result of the contamination of soil, groundwater or surface water, or drinking water. We may be held liable for any environmental damage that our current or former facilities cause. As part of our restructuring activities, we have recently spun-off or sold various assets (for additional information, see “Item 4.A. Information on the Company—History and Development of the Company—Recent Divestments and Acquisitions”), and our liability exposure would extend to these assets as well despite the fact that they are no longer under our control.

Under current Brazilian law, the owners of real property are jointly and severally liable with the party that has caused damage to the environment for the restoration of the environment and/or the payment of indemnification, i.e. we may be responsible for repairing an asset that was environmentally degraded before our acquisition. We may also be liable for any on-site environmental contamination caused by pollutants or hazardous substances related to our or our predecessors’ activities.

In the event any of the risks described above, or any unforeseen risks in relation to our compliance with applicable regulation, materialize, we may need to shut down or reduce operation of our facilities while expensive and time-consuming remedial actions are undertaken. We may be required to spend substantial capital to bring an operation or an asset into compliance, to temporarily or permanently discontinue activities and/or take corrective actions, possibly including the removal of landfilled materials.

In addition, we may also be subject to administrative and criminal sanctions or penalties, pursuant to Federal Law No. 9,605/98 (Environmental Crimes Law), which regulates certain conduct that is considered criminal conduct. According to such law, both corporations and individuals may be subject to criminal liability. Thus, corporations found to be wrongdoers may be subject to (i) partial or total interruption of operations, (ii) temporary suspension of construction work or activity, and (iii) prohibition of contracting with governmental authorities, and obtaining governmental subsidies, incentives or donations. Executive officers, directors, managers and other individuals from companies found to be polluting may be subject to fines, required to render community service or may be imprisoned for up to five years.

Moreover, administrative penalties may also be imposed whenever there is a breach of environmental laws, according to Federal Decree No. 6,514/2008, and such penalties include: (i) warnings; (ii) restriction of rights; (iii) suspension or prohibition of installation or development of activities; (iv) prohibition to contract with the government; (v) license suspension; (vi) suspension of financing or tax benefits; and (vii) fines. The fines applicable to polluters or those that do not comply with the legal provisions on waste management range from R$50 to R$50,000,000.

In any of these cases, we may experience negative publicity in addition to liability for environmental remediation. Associated costs with any of these outcomes could be significant to us and impact our results of operations, cash flows and available capital. We may not have sufficient insurance coverage for our environmental liabilities, such coverage may not cover all of the potential liabilities to which we may be subject and we may not be able to obtain insurance coverage in the future at reasonable expense or at all. While we seek to minimize our exposure to such risks through comprehensive training and compliance programs, as well as vehicle and equipment maintenance programs, if we were to incur substantial liabilities in excess of any applicable insurance, our business, results of operations and financial condition could be adversely affected.

In the ordinary course of business, we have in the past, are currently, and may in the future, become involved in legal and administrative proceedings relating to land use and environmental laws and regulations. These include proceedings relating to environmental claims, with noteworthy reference to certain rules established by Brazil’s labor public ministry. The provisions established for the proceedings to which we are party to may be insufficient to cover the total cost resulting from such proceedings, and an adverse outcome of one or more of these proceedings could result in, among other things, material increases in our costs or liabilities as well as material charges for asset impairments.

Future changes in regulations, particularly in relation to our landfill operations, may result in increased liabilities and impose additional compliance costs, which could adversely affect us.

Our operations, particularly our disposal activities, may be adversely affected by changes in governmental laws or regulations, including measures seeking to address global warming or reducing the environmental impact of our operations generally. In particular, legislative changes may result in new or more stringent environmental standards imposed on us which could require additional capital commitments from us, including as a result of the need to modify or replace equipment or facilities. In addition, legislative changes may affect our ability to operate our landfills at full capacity by reclassifying items in the waste stream as hazardous, prohibiting the disposal of certain wastes, impacting the demand for landfill space, or decreasing the tipping fees and prices that we can charge for utilization of landfill space, each of which could increase the costs and decrease the profitability levels associated with the services we provide. Regulatory changes affecting the siting, design and closure of landfills could require us to undertake investigatory or remedial activities, curtail operations or close landfills temporarily or permanently.

With respect to landfill operations, we have significant financial obligations relating to final capping, closure, post-closure and environmental remediation at our existing landfills. We established accruals for these estimated costs, but could underestimate such accruals. Environmental regulatory changes could accelerate or increase capping, closure, post-closure and remediation costs, requiring expenditures to materially exceed our current accruals.

Moreover, our landfill operations produce methane as well as other biogases, which we process at our facilities to emit the greenhouse gases carbon dioxide and carbon monoxide. There are a number of legislative and regulatory efforts at the state, regional and federal levels to curtail the emission of greenhouse gases, among other emissions, to ameliorate the effect of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Given the emotion, moral and political significance and the uncertainty around the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These impacts may adversely impact the cost, potential production and financial performance of our operations.

It is also possible that government officials responsible for enforcing environmental laws and regulations may believe an issue is more serious than expected, or that we will fail to identify or fully appreciate an existing liability before we become legally responsible for addressing it. Some of the legal sanctions to which we could become subject could cause the suspension or revocation of a needed permit or license required for our operations, prevent us from, or delay us in, obtaining or renewing permits or licenses to operate or expand our facilities, or harm our reputation.

The implementation and progression of product stewardship policies and take-back requirements, may reduce demand for the services we provide, which could adversely affect us.

Environmental initiatives, such as product stewardship and take-back requirements, which hold manufacturers and other actors responsible for the disposal of manufactured goods and other products throughout such products’ life cycle, may reduce the volume of products that enter the waste stream. In Brazil, Federal Law No. 12,305/2010 established the National Solid Waste Policy, which sets out a framework of shared responsibility among manufacturers, importers, distributors, retailers, consumers and governmental agents for the life cycle of certain products, and places specific obligations on each of these entities across the waste management chain with a view toward reducing the volume of solid residues and mitigating the adverse impact on human health and the environment.

Under the existing regulatory framework, such actors are charged with taking back and managing certain products and packaging at their end of life, and participating in the actions provided for by MSW management plans in relation to those products and packaging not yet subject to the take-back obligation, provided that this participation has been agreed with municipalities. Take-back is currently mandatory for the following products: (i) pesticides and their packaging, as well as other hazardous packaging, (ii) batteries, (iii) tires, (iv) lubricants and lubricant packaging, (v) lamps as well as (vi) electric and electronic equipment. For other products and packaging, take-back may be made mandatory by means of specific agreements entered into by manufacturers, importers, distributors and sellers, on the one hand, and governmental authorities, on the other hand. If further take-back regulations were adopted, they could have a fundamental impact on the waste streams that we manage and how we operate our business, including contract terms and pricing. A significant reduction in the waste, recycling and other streams we manage could have a material adverse effect on our financial condition, results of operations and cash flows.

The waste management industry in Brazil is undergoing fundamental change as traditional waste streams are increasingly viewed as renewable resources, which could cause customers to seek alternatives to landfill disposal which could result in a decline in our revenues and operating results.

As we have continued to develop our landfill capacity, the waste management industry has increasingly recognized the value of the waste stream as a renewable resource and new alternatives to landfills are being developed that seek to maximize the renewable energy and other resource benefits of waste. Although most of these efforts are still in the research or pre-operational phase, and a significant portion of Brazil’s MSW is still being disposed of in more rudimentary open dumps, future technological advances in the waste management industry may result in increasing competition from companies that seek to use parts of the waste stream as feedstock for renewable energy supplies. As a result of such increased competition, our revenues and operating margins could be adversely affected.

In addition, we are increasingly vigilant in monitoring growing worldwide support for “zero landfill” programs, which encourage the redesign of resource life cycles with the ultimate goal of eliminating waste being sent to landfills. Implementation of such programs typically take up to ten years, and the movement in Brazil is still incipient and is just starting to gain momentum. Nevertheless, many important multinational industrial companies operating in Brazil have already indicated a commitment to a “zero landfill” philosophy and are demanding solutions to meet these ambitions. Progression of this industry trend toward a “zero landfill” philosophy could have a fundamental impact on the waste streams we manage and how we operate our business, potentially requiring, among other things, significantly increased investments in value recovery technologies to meet this changing market demand. Increased movement toward a “zero landfill” philosophy could result in higher capital commitments by us into new technologies than currently anticipated, as well as a significant reduction in the role played by our landfills in the Brazilian waste cycle, each of which could have a material adverse effect on our financial condition, results of operations and cash flows.

The provision of environmental and waste management services involves risks, such as truck accidents, equipment defects, malfunctions and failures, abnormal weather conditions and natural disasters, which may not be covered by insurance and could adversely affect our operations and financial condition.

The provision of environmental and waste management services involves inherent risks, such as truck accidents, equipment defects, malfunctions and failures and natural disasters, which could partially interrupt our activities and potentially result in releases of hazardous materials, injury or death of employees, among other negative consequences. These risks include increased rainfall and flooding, fires or explosions, natural disasters, criminal acts, malfunction of equipment and emission of toxic substances, and could expose us to potential liability for pollution and other environmental damages, personal injury, loss of life, business interruption and property damage or destruction. For example, increased rainfall can result in landslides that could threaten our landfills and other infrastructure and limit road transportation, and could also lead to flooding which could restrict our operations and damage our landfills and other facilities, and consequently, result in an increase in operational costs for environmental remediation and treatment of leachate, as well as other cost additions related to landfill operation. In addition, abnormal weather conditions and natural disasters could disrupt our electric power supply, which could affect certain of our activities, such as pumping and shredding, which could adversely affect our waste treatment activities. Finally, the effects of climate change could create impacts and losses in any part of our business operations, for instance, by causing extreme floods.

As a result, our activities could be significantly affected or even paralyzed. These risks could result in property damage, loss of revenue, loss of life, pollution and harm to the environment, among others. If any of these occur, we may be exposed to economic sanctions, damages, fines or penalties in addition to the costs required to repair or remediate the related damage. Moreover, any interruption in production capability may require us to make additional capital expenditures to remedy the problem, which would reduce the amount of cash available for our operations. These costs, fines and penalties may adversely affect our financial condition and results of operations.

Our insurance may not cover losses and liabilities resulting from such incidents. Such incidents could also harm our reputation and result in a loss of customers, which could adversely affect us.

Disagreements with the local communities where we operate can have a negative impact on our business and reputation.

We currently operate, and plan to further expand our operations, in areas considered close to communities and other population centers, including in connection with our landfill operations. Such presence could disproportionately impact certain segments of the population in these areas, or affect vulnerable demographic group (actually or perceived), which could lead to disagreements with surrounding communities, local leaderships, community associations, organized social movements and local government. In order to undertake our activities, we may be required to first consult with such groups and negotiate with them as a condition to obtaining local government approvals and the necessary operating licenses.

Our activities may be subject to opposition, including protests by various communities, even in areas in which we are not required to engage in a consultation process. Disagreements or legal disputes with these local forces could cause delays or disruptions in our operations, result in operational restrictions, adversely affect our reputation or otherwise impair its ability to conduct our operations, thus adversely affecting our business and the viability of planned projects. No assurances can be given that we will successfully reach an agreement with the different community forces opposed to our operations or that such communities will participate in consultation processes.

The provision of environmental and waste management services involves risks, such as truck accidents, equipment defects, malfunctions and failures, abnormal weather conditions and natural disasters, which could adversely affect us.

The provision of environmental and waste management services involves inherent risks, such as truck accidents, equipment defects, malfunctions and failures and natural disasters, which could partially interrupt our activities and potentially result in releases of hazardous materials, injury or death of employees, among other negative consequences. These risks include increased rainfall and flooding, fires or explosions, natural disasters, criminal acts, malfunction of equipment and emission of toxic substances, and could expose us to potential liability for pollution and other environmental damages, personal injury, loss of life, business interruption and property damage or destruction. For example, increased rainfall can result in landslides that could threaten our landfills and other infrastructure and limit road transportation, and could also lead to flooding which could restrict our operations and damage our landfills and other facilities, and consequently, result in an increase in operational costs for environmental remediation and treatment of leachate, as well as other cost additions related to landfill operation. In addition, abnormal weather conditions and natural disasters could disrupt our electric power supply, which could affect certain of our activities, such as pumping and shredding, which could adversely affect our waste treatment activities. Finally, the effects of climate change could create impacts and losses in any part of our business operations, for instance, by causing extreme floods.

As a result, our activities could be significantly affected or even paralyzed. These risks could result in property damage, loss of revenue, loss of life, pollution and harm to the environment, among others. If any of these occur, we may be exposed to economic sanctions, damages, fines or penalties in addition to the costs required to repair or remediate the related damage. Moreover, any interruption in production capability may require us to make additional capital expenditures to remedy the problem, which would reduce the amount of cash available for our operations. These costs, fines and penalties may adversely affect our financial condition and results of operations.

Our insurance may not cover losses and liabilities resulting from such incidents. Such incidents could also harm our reputation and result in a loss of customers, which could adversely affect us.

Risks Related to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions designed to control inflation, stimulate growth and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imported goods and services. We cannot control or predict changes in policy or regulations that the Brazilian government might adopt in the future.

We may be adversely affected by the economic and political conditions in Brazil as well as changes in policy or regulations at the federal, state or municipal levels involving or affecting factors such as:

•
economic, social and political instability, including allegations of corruption against political parties, elected officials or other public officials, such as those allegations made in relation to the Lava Jato investigation;

•	expansion or contraction of the Brazilian economy, as measured by GDP growth rates;

•	interest rate fluctuations;

•	currency and exchange rate fluctuations;

•	inflation;

•	volatility and liquidity of domestic capital and lending markets;

•	tax policies;

•	environmental policy;

•	labor regulations;

•	energy and water shortages and rationing;

•	foreign exchange controls and restrictions on remittances abroad, such as those restrictions that were briefly imposed in 1989 and early 1990; and

•	other economic, political and social developments in or affecting Brazil.

Brazil is currently recovering from a recession, and continued weaknesses in the Brazilian macroeconomic environment, including a low savings rate, a high interest rate spread and high public indebtedness, could adversely affect us.

Brazil is currently recovering from a recession, and material weaknesses and imbalances continue to threaten macroeconomic stability and the future prospects of the Brazilian economy, including:

•	a notably low savings rate at 12.7% as of December 31, 2017, according to World Bank data;

•	one of the highest headline interest rates in the world at 6.9% as of December 31, 2017, according to CETIP;

•	a relatively high level public indebtedness, representing 51.6% of Brazil’s gross domestic product (“GDP”) as of December 31, 2017, according to the Brazilian Central Bank; and

•	a R$119.4 billion federal budget primary deficit in 2017, according to the Brazilian Central Bank.

For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Brazilian Macroeconomic Environment.” We cannot predict what measures the Brazilian government will take in the face of mounting macroeconomic pressures or otherwise or how continued weak macroeconomic conditions may affect us.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation in order to address the current economic challenges affect economic performance and contribute further to economic uncertainty in Brazil and to heightened volatility in the Brazilian financial markets. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Brazilian Macroeconomic Environment.”

The persistence or intensification of the economic crisis in Brazil and the uncertainty over whether the Brazilian government will implement changes in policy or regulation in order to address the current economic challenges could adversely affect us.

Brazil continues to experience political instability, which may adversely affect us.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

Brazil has experienced heightened economic and political instability derived from various currently ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as Lava Jato, which have negatively impacted the Brazilian economy and political environment and contributed to a decline in market confidence in Brazil.

As a result of these investigations, a number of senior politicians, including members of Congress, and high-ranking executive officers of major corporations and state-owned companies in Brazil, have been arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions as a result of these Lava Jato investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties forming the previous government’s coalition that was led by former President Dilma Rousseff, which funds were unaccounted for or not publicly disclosed. These funds were also allegedly destined toward the personal enrichment of certain individuals.

Amidst this background of political and economic uncertainty, President Dilma Rousseff was suspended from office on May 12, 2016, when the Brazilian Senate voted to hold a trial on impeachment charges against her. President Rousseff was replaced by Vice-President Michel Temer, who served as acting President until Ms. Rousseff was permanently removed from office by the Senate on August 31, 2016. President Temer’s term of office is set to end in December 2018.

In May 2017, several motions for impeachment proceedings against President Temer were filed in Congress by opposition parties following the surfacing of allegations that Mr. Temer had appeared to endorse the bribing of a jailed politician. On June 26, 2017, Brazil’s chief prosecutor initiated criminal indictment proceedings against President Temer, which were then referred to Congress for an indictment decision. On August 2, 2017, Congress decided by a majority vote against criminally indicting President Temer on these charges, and the charges were dismissed for the remainder of his term in office. On an unrelated proceeding, on June 9, 2017, the Brazilian Supreme Court decided that there was insufficient evidence to rule against President Temer and former President Rousseff on charges relating to illegal campaign financing during President Temer and former President Rousseff’s 2014 election campaign. On September 14, 2017, Brazil’s chief prosecutor brought additional criminal charges against President Temer, which were then referred to Congress for an indictment decision. On October 25, 2017, Congress decided by a majority vote against criminally indicting President Temer on these new charges. Nevertheless, it is possible that Brazil’s chief prosecutor may bring additional charges against President Temer in the future which, if decided against President Temer, could ultimately result in his removal from office.

Uncertainty regarding elections in Brazil to occur in the last quarter of 2018 may also have an adverse effect on the economy and the general public. This instability has been intensified by the April 2018 incarceration of the former president of Brazil Luiz Inacio Lula da Silva, who was leading polls as a top contender to win the presidential election when he began serving a 12-year prison sentence on corruption and money laundering charges in April 2018. In July 2017, Mr. da Silva was convicted on corruption and money laundering charges and sentenced to almost 10 years in prison, and in January 2018, an appeals court unanimously upheld the conviction and increased the sentence to 12 years. The warrant for Mr. da Silva’s incarceration was issued after Brazil’s highest court rejected his bid to remain out of prison while appeals of the conviction were considered. At this juncture, no clear frontrunner has emerged in the presidential elections, and several candidates are campaigning with platforms that are viewed as potentially adverse to the Brazilian economy.

We believe that some continued political instability in Brazil and new allegations of wrongdoing involving Brazilian public officials are likely. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future or will adversely affect us.

Any of the above factors may create additional political uncertainty, which could have a material adverse effect on the Brazilian economy and, consequently, on us.

The Brazilian economy and we may be negatively impacted by exchange rate instability.

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely and during this period, the real/U.S. dollar exchange rate has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or intervene in the exchange rate market by returning to a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar. Furthermore, Brazilian law provides that, whenever there is a serious imbalance, the Brazilian government may impose temporary restrictions on the remittances of foreign capital abroad and on the conversion of Brazilian currency into foreign currencies. We cannot assure you that such measures will not be taken by the Brazilian government in the future.

The real/U.S. dollar exchange rate reported by the Central Bank was R$3.2591 per U.S. dollar on December 31, 2016, reflecting a 16.5% appreciation against the U.S. dollar as compared to R$3.9048 per U.S. dollar on December 31, 2015, which, in turn, reflected a 47.0% depreciation against the U.S. dollar as compared to R$2.6556 per U.S. dollar on December 31, 2014. On September 24, 2015, the real fell to the lowest level since the introduction of the currency, at R$4.195 per US$1.00. As of December 31, 2017, the real/ U.S. dollar exchange rate was R$3.3080 per U.S. dollar, reflecting a 1.5% depreciation against the U.S. dollar as compared to December 31, 2016. The real has fluctuated significantly over the course of 2018 due in part to the general strengthening of the U.S. dollar worldwide and reflecting lower Brazilian interest rates and a high degree of political uncertainty.

Depreciation of the real could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole, harm us, curtail access to financial markets and prompt government intervention, including recessionary governmental policies. Depreciation of the real can also, as in the context of the current global economic recovery, lead to decreased consumer spending, and reduced growth of the economy as a whole.

Because of the degree of volatility and the uncertainty of the factors that impact the Brazilian real’s exchange rate, it is difficult to predict future exchange rate movements. In addition, the Brazilian government may change its foreign currency policy, and any governmental interference in the exchange rate, or the implementation of exchange control mechanisms, could influence the real’s exchange rate.

An increase in inflation, as well as government efforts to combat inflation, may hinder the growth of the Brazilian economy and could adversely affect us.

In the past, Brazil has at times experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have historically had significant negative effects on the Brazilian economy generally and on Brazil’s capital markets. According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) (“IPCA”), Brazilian inflation rates were 2.95%, 6.29%, and 10.67% in 2017, 2016 and 2015, respectively.

If Brazil experiences high inflation again in the future, our operating expenses and borrowing costs may increase while our operating and net margins may decrease. Inflationary pressures may also adversely affect our ability to access foreign capital markets, adversely affecting us. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Inflationary pressures may also lead the Brazilian government to intervene in the economy and introduce policies that could adversely affect us. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates. For example, the official interest rate in Brazil increased from 7.25% in 2013 to 14.25% in 2015, as established by the Brazilian Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil). The official interest rate in Brazil was lowered from 14.25% to 14.00% to 13.75% in 2016, and was lowered to 6.75% on February 7, 2018, with further lowering to 6.50% in April 2018.

The government’s high interest rate policies have historically restricted credit availability and reduced economic growth, and may reduce our ability to execute our business and management plans and adversely affect us in the future. In addition, as of December 31, 2017, the interest rates of substantially all of our loans, financing and debentures and related debt acknowledgment instrument were directly tied to the interest rates in Brazil, such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo) (“TJLP”). and the interbank deposit rate (Certificados de Depósitos Interbancários) (“CDI”). An increase in such interest rates would increase our borrowing costs and may affect our ability to comply with our financial obligations, which could adversely affect us.

We are exposed to variations in interest rates, which may have adverse effects on us.

We are exposed to the risk of interest rate variations, principally in relation to Brazil’s TJLP, Brazil’s CDI, and Brazil’s consumer price index (Índice de Preço ao Consumidor) (“IPC”). As of December 31, 2017, all of our debt was indexed to Brazilian interest rates, principally the CDI. If these interest rates were to increase, this could adversely affect us by increasing expenses in making the repayments and could restrict our ability to access financing in the future. We may not be able to adjust the prices we charges to our customers to offset increased debt payments, particularly as our contracts with our customers are typically for a term of four years.

As of December 31, 2017, the outstanding balance due on our loans subject to the CDI rate was R$1,448.2 million. As of December 31, 2017, the outstanding balance due on our loans subject to the TJLP rate was R$6.3 million.

Significant increases in consumption, inflation or other macroeconomic pressures may lead to an increase in these rates. For further information regarding our exposure to the risk of interest rate variations, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Brazilian Macroeconomic Environment.”

The Brazilian government’s inefficiencies or inability to implement critical reforms to improve the Brazilian tax system, labor laws and other areas key to macroeconomic vitality may negatively impact us.

Legislative rigidities, particularly in the goods and labor markets, continue to negatively impact the competitiveness and productivity of the Brazilian economy and hinder the allocation of resources to their most efficient use. Distortionary excise taxes, taxation on investments and a lack of flexibility in the Brazilian labor market are hindrances to continued and robust economic growth in Brazil. In addition, the Brazilian legal and administrative framework within which individuals, firms, and governments interact remains encumbered by bureaucratic constraints. Furthermore, a low confidence level in Brazilian government officials and in the rule of law continues to pose additional challenges. There can be no assurances that the Brazilian government will implement reforms adequately addressing these impediments to greater economic growth and, as a result, we may be adversely affected.

Risks Related to Our Ordinary Shares

We could be adversely affected by any further downgrading of Brazil’s credit rating.

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on future debt issuances in the capital markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Rating agencies began the classification review of Brazil’s sovereign credit rating in September 2015, and Brazil subsequently lost its investment grade condition by the three main rating agencies. Standard & Poor’s Financial Services LLC initially reduced Brazil’s credit rating from BBB-minus to BB-plus and subsequently reduced it again from BB-plus to BB, and maintained its negative outlook on the rating, citing a worsening credit situation since the first downgrade. In December 2015, Moody’s Investors Service, Inc. placed Brazil’s Baa3 issuer and bond ratings on review for a downgrade, and subsequently downgraded Brazil’s issuer and bond ratings to below investment grade, to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s debt metrics in a low growth environment, in addition to challenging political dynamics. Fitch Ratings Inc. downgraded Brazil’s sovereign credit rating to BB-plus with a negative outlook, citing the country’s rapidly expanding budget deficit and worse-than-expected recession. As a result, Brazil lost its investment grade status from all three major rating agencies and consequently the trading prices of securities of the Brazilian debt and equity markets were negatively affected. In January 2018, Standard & Poor’s lowered its long-term rating for Brazil sovereign debt to BB-, citing less timely and effective policymaking, and a risk of greater policy uncertainty after Brazil’s 2018 elections. A continuation of the current Brazilian recession and political uncertainty could lead to further ratings downgrades.

Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and could, adversely affect us.

Future issuances of any equity securities may dilute your ownership interests and decrease the trading price of our ordinary shares.

Any future issuance of equity securities could dilute the interests of our shareholders and could substantially decrease the trading price of our ordinary shares. We may issue equity or equity-linked securities in the future, including pursuant to a private investment in public equity (“PIPE”) or other offering of equity securities, for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons.

Future sales of ordinary shares held by significant shareholders, or market expectations as to any such future sales, may increase the volatility in the price of the ordinary shares and negatively impact the trading price of the ordinary shares.

If any significant shareholder sells large amounts of ordinary shares in the open market or in privately negotiated transactions, or if the market has expectations as to any such future sales, this could have the effect of increasing the volatility in the price of the ordinary shares and negatively impact the trading price of the ordinary shares.

The Registrant is a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

The Registrant’s corporate affairs are governed by our Memorandum and Articles, the Companies Law, as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws from the United States and may provide significantly less protection to investors. In addition, some U.S. states, such as Delaware, have different bodies of corporate law than the Cayman Islands.

We have been advised by our Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. We understand that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

The Registrant may be treated as a U.S. corporation for U.S. federal income tax purposes.

As an exempted company incorporated under the laws of the Cayman Islands, the Registrant is generally classified as a non-U.S. entity (and, therefore, not a U.S. person) under general rules of U.S. federal income taxation. Section 7874 of the Code and the Treasury regulations promulgated thereunder, however, contain rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes in certain cases. Whether the rules of section 7874 apply to cause the Registrant to be treated as U.S. corporation for U.S. federal income tax purposes depends on the application of complex statutory and regulatory rules to the steps of the Pre-Closing Restructuring, the Merger, and certain related transactions. There is limited guidance regarding the application of the rules of section 7874 to the Pre-Closing Restructuring, the Merger, and certain related transactions.

Based on the terms of the Pre-Closing Restructuring, the Merger, and certain related transactions, we do not expect that the Registrant is treated as a U.S. corporation for U.S. federal income tax purposes. Nevertheless, the application of section 7874 is uncertain and depends, in part, on the application of complex rules, the application of which is uncertain. Accordingly, there can be no assurance that the IRS will not assert that the Registrant is treated as a U.S. corporation for U.S. federal income purposes pursuant to section 7874, or that a court would not uphold such an assertion. If the Registrant is treated as a U.S. corporation for U.S. federal income tax purposes, the Registrant could be liable for substantial U.S. federal income tax, dividends paid to non-U.S. shareholders could be subject to U.S. withholding tax and certain other U.S. federal income tax consequences could apply to the Registrant that would adversely affect our tax and financial position. See “Item 10.E. Additional Information—Taxation—U.S. Federal Income Tax Considerations” for a more complete discussion of certain U.S. federal income tax considerations relating to the ownership and disposition of our ordinary shares.

As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and may follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to U.S. issuers.

We are considered a “foreign private issuer” under the Exchange Act and are therefore exempt from certain rules under the Exchange Act, which impose certain disclosure requirements for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Furthermore, as a “foreign private issuer” whose ordinary shares are listed on the NASDAQ, we are permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ Global Market requirements. A foreign private issuer must disclose in its Annual Reports filed with the SEC each NASDAQ requirement with which it does not comply followed by a description of its applicable home country practice.

We could lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

We qualify as an emerging growth company within the meaning of the Securities Act, which could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we are be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continues to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our ordinary shares that are held by non-affiliates exceeds US$700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which we have total annual gross revenue of US$1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than US$1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares in our initial public offering. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. we may elect not to avail itself of this exemption from new or revised accounting standards and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Investors may find our ordinary shares less attractive because we will rely on these exemptions, which may result in a less active trading market for the ordinary shares and our stock price may be more volatile.

We have a staggered board of directors, which could impede an attempt to acquire our company or remove our management.

Our Memorandum and Articles provides for a board of directors that is divided into three classes, each of which serves for a staggered term of three years. Although we have not yet designated which directors belong in each of the staggered classes, we expect to do so in the near future.

A staggered board makes it more difficult for shareholders to change a majority of the directors since only approximately one-third of the existing board of directors may be replaced at any election of directors. Once staggered classes have been designated, this arrangement may have the effect of keeping the current members of our board of directors in control for a longer period of time than shareholders may desire, and may impede any attempts to take over our company or change or remove our management.

An active or liquid trading market for our ordinary shares may not be maintained and the trading price for our ordinary shares may fluctuate significantly.

An active, liquid trading market for our ordinary shares may not be maintained in the long term and we cannot be certain that any trading market for our ordinary shares will be sustained or that the present price will correspond to the future price at which our ordinary shares will trade. Loss of liquidity could increase the price volatility of our ordinary shares.

Any additional issuance of our ordinary shares would dilute the positions of existing investors in our ordinary shares and could adversely affect the market price of our ordinary shares. We cannot assure you that our ordinary shares will not decline below their prevailing market price. You may be unable to sell your ordinary shares at a price that is attractive to you.

We rely principally on dividends and other distributions on equity paid by our operating subsidiaries, and limitations on their ability to pay dividends to us could adversely impact shareholders’ ability to receive dividends on our ordinary shares.

Dividends and other distributions on equity paid by our operating subsidiaries are our principal source for cash in order for us to be able to pay any dividends and other cash distributions to our shareholders. As of the date hereof, we have not paid any cash dividends on our ordinary shares. The instruments governing the debt of the Company, our main operating subsidiary, restrict its ability to pay dividends, with the effect of adversely impacting our shareholders’ ability to receive dividends on our ordinary shares in the foreseeable future.

If securities or industry analysts do not publish or cease publishing research or reports about our company, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, the price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about our company, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, our share price and trading volume would likely be negatively impacted. If any of the analysts who may cover our company change their recommendation regarding our shares adversely, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares would likely decline. If any analyst who may cover our company were to cease coverage of our company or fail to regularly publish reports on our company, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

If the Transaction’s benefits do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

If the benefits of the Transaction do not meet the expectations of investors or securities analysts, the market price of our securities may decline. Prior to the Transaction, there has not been a public market for our securities. If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

•	actual or anticipated fluctuations in our periodic financial results or the financial results of companies perceived to be similar to ours;

•	changes in the market’s expectations about our operating results;

•	success of competitors;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning our company or our industry in general;

•	operating and share price performance of other companies that investors deem comparable to ours;

•	changes in laws and regulations affecting our business;

•	our ability to meet compliance requirements;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of our ordinary shares available for public sale;

•	any major change in our board of directors or management;

•	sales of substantial amounts of our ordinary shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and NASDAQ in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these shares, and of our securities, may not be predictable. A loss of investor confidence in the market for travel-related securities or the shares of other companies which investors perceive to be similar to ours could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

There is no guarantee that our ordinary shares will continue to qualify for listing on the NASDAQ for any period of time, and the failure to have our ordinary shares listed for any reason may negatively affect the value of our ordinary shares.

Our ordinary shares began trading on the NASDAQ on December 22, 2017. There are no guarantees that our ordinary shares will continue to qualify for listing on the NASDAQ. If our ordinary shares are ever in the future delisted, the holders could face significant consequences, including:

•	a limited availability for market quotations for our securities;

•	reduced liquidity with respect to our securities;

•
a determination that our securities are a “penny stock,” which will require brokers trading in those securities to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for those securities;

•	limited amount of news and analyst coverage for our company in the United States; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

You will have limited ability to bring an action against us or our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in Brazil and because a majority of our directors and officers reside outside the United States.
We are incorporated in the Cayman Islands and conduct our operations in Brazil. All of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against our company or against these individuals in the Cayman Islands or in Brazil in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Brazil could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Shareholders of Cayman Islands exempted companies such as our company have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under Cayman Islands law to determine whether or not, and under what conditions, our corporate records could be inspected by our shareholders, but are not obliged to make them available to our shareholders. This could make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders might have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

ITEM 4.	INFORMATION ON THE COMPANY

The Registrant is an exempted company incorporated under the laws of the Cayman Islands on September 11, 2017, and subsequently became a public company upon the consummation of the Transaction. The Registrant’s registered office is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Our principal executive offices are located at President Juscelino Kubitschek Avenue, 1830, Tower I, 3rd floor, 04543‑900, São Paulo, SP, Brazil, and our telephone number and email are: +55 (11) 3709-2300 and ir@estre.com.br. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19715.

A.	History and Development of the Company

Overview

Our company was founded in 1999 by entrepreneur Wilson Quintella Filho along with Gisele Mara de Moraes and two other shareholders, as a company initially focused on the development of landfills for non-hazardous residues in the State of São Paulo. In 2000, we began operating our first landfill, CGR Paulínia, in the city of Paulínia, State of São Paulo, which, at that time, had a daily handling capacity of 500 metric tons of non-hazardous residues. In 2001, we developed our second landfill, CDR Pedreira—Centro de Disposição de Resíduos (“CDR Pedreira”), in the city of São Paulo, which we later sold in 2014, as more fully described below.

In 2005, we established Estação Ecologia and began recycling construction materials, and, in 2006, we began the collection of biogas in CGR Paulínia, and we acquired Oxil in 2007, a company focused on the recycling and reassembling of electronics.

In 2008, Estre Petróleo e Gás Ltda. (“Estre Petróleo”) began its operations in renting and supplying oil rigs for the oil and gas industry and providing other services, such as the completion, restoration, deepening and cleaning of, as well as water injection into, oil and gas wells. That same year, we acquired Pollydutos, a company that installs and provides maintenance services for petroleum pipelines and ducts, and transports oil, gas and other fuels. We later transferred these businesses to Wilson Quintella Filho in 2014, as described below.

In 2009, we acquired, together with Angra, the hazardous and non-hazardous waste treatment and disposal businesses in the states of São Paulo and Paraná of Veolia, a multinational waste management company based in France, which businesses would later be merged into Resicontrol Soluções Ambientais S.A. (“Resicontrol”), one of our wholly-owned subsidiary.

In 2010, we began operating (i) CTR Itaboraí, a landfill in the city of Itaboraí, State of Rio de Janeiro, which we at the time owned 50%; (ii) CGR Curitiba, a landfill in the city of Curitiba, State of Paraná; and (iii) Doña Juana, a landfill operated as a public concession in the city of Bogotá, Colombia. In addition, in 2010, we established a partnership with Sabesp, a mixed capital, state-controlled company that provides water and sewage services to the 364 municipalities in the State of São Paulo, to implement and operate a non-domestic wastewater treatment plant, which plant started operating in 2014.

In 2011, we solidified our leadership position in the Brazilian waste management sector by acquiring Cavo Serviços e Saneamento (“Cavo”), from the Brazilian conglomerate Camargo Correa S.A. As a result of this acquisition, we acquired control of Cavo’s subsidiary Unidade de Tratamento de Resíduos—UTR S.A., a 50% equity interest in Essencis S.A. (“Essencis”) and a 37.6% equity stake in Logística Ambiental de São Paulo (“Loga”), thereby more than doubling our revenues and positioning ourselves as one of the largest waste management companies in Brazil in terms of disposal capacity, collection volume, and market share. The transaction was structured and financed by Banco BTG Pactual S.A. as a 100% leveraged buy-out. Through this acquisition, we expanded our operations to include urban waste collection and medical waste management, and consolidated our position as the largest player in the Brazilian waste disposal industry in terms of market share.

In October 2011, BTG Pactual, indirectly through its vehicle BPMB Digama Participações S.A., converted all the convertible debentures issued by us which were then held by BTG Pactual into 16,818,904 of the Company’s common shares, then representing 20.9% of our capital stock. On the same date, Angra indirectly acquired 6,526,378 of the Company’s common shares, then representing 8.11% of our capital stock, in exchange for Angra’s 50% equity stake in Resicontrol. BTG Pactual and Angra introduced enhanced our corporate governance and focused on improving operational efficiencies, including through the implementation of several measures with the objective of streamlining our operations.

In December 2011, Wilson Ferro de Lara became a shareholder in our company through the acquisition of 3,477,501 of the Company’s common shares from Wilson Quintella Filho, and 755,391 of the Company’s common shares then held by Gisele Mara de Moraes, then collectively representing 5.26% of our capital stock.

In 2011, our current CEO, Sergio Pedreiro, was appointed a member of our board of directors. Since then, Mr. Pedreiro has become intimately familiar with our day-to-day operations, and has played a leading role in implementing efforts at improving our governance structure, operational efficiencies and streamlining our operations.

In 2012, we acquired: (i) full control of CTR Itaboraí by purchasing the remaining 50% equity interest in that entity that we did not then own; (ii) 100% of the shares of Viva Ambiental e Serviços S.A. and its subsidiaries (“Viva”), which provided landfill and collection services and other urban waste services predominantly in the northeastern region of Brazil; (iii) an additional 43% equity stake in Soma, which provides cleaning services in the eastern and southern regions of the city of São Paulo, thus increasing our ownership interest from 39% to 82%; (iv) 100% of the shares of Geo Vision Soluções Ambientais e Energia S.A. (“Geo Vision”), which provides landfill and collection services and other urban waste services predominantly in the State of São Paulo, a 50% equity stake in our Guatapará and Jardinópolis landfills; (v) an indirect 10.9% equity stake in Advanced Disposal Services Inc., or ADS, which provides collection, transportation, treatment, recycling and waste disposal services in the United States and which was later sold to an affiliate of BTG in 2013; (vi) a 100% stake in Ambiental Sul Brasil—Central Regional de Tratamento de Resíduos Ltda., which owns a landfill in the municipality of Sarandi, in the State of Paraná; and (vii) a 50% equity interest in Metropolitana Serviços Ambientais Ltda., a pre-operational company that owns property in the State of Goiás, and has an environmental license to build a landfill with an expected daily handling capacity of 1,200 tons.

In September 2014, we executed, together with Wilson Quintella Filho, our founding shareholder, a non-cash share exchange agreement pursuant to which Mr. Quintella exchanged 2,053,983 of his common shares in in our company (corresponding to 1.9% of the total common shares he then owned with a book value of R$37.4 million) for 53,701,027 common shares issued by Estre O&G, which we held at the time. Prior to this sale, Estre O&G was a 100%-owned consolidated subsidiary of ours engaged in providing tank cleaning, oil sludge treatment, pipeline construction and maintenance services in various locations under agreements entered into with Petrobras. Upon the closing of the transaction in January 2015, we ceased to hold any equity ownership in Estre O&G or any of its subsidiaries, including Pollydutos, and Mr. Quintella became holder of all the shares of Estre O&G and controller of its subsidiaries. For more information, see “—Sale of Estre Óleo e Gás Holding S.A.” below.

In December 2014, we sold our 50% equity stake in Essencis to Solvi Participações S.A. (“Solvi”), for R$488.0 million thereby increasing Solvi’s ownership to 100%. In connection with Essencis’s sale, we agree with Solvi to terminate the arbitration proceeding regarding the sale of Essencis’ shares by Camargo Correa S.A. to us.

In October 2014, we sold 65% of our equity interest in CDR Pedreira to BTG Pactual (through BTG Pactual’s vehicle A.Z.P.S.P.E.) for a total purchase price of R$180 million paid in three instalments over the course of 2014. Simultaneously with this sale, we entered into call and put option agreements in connection with a potential repurchase of CDR Pedreira from A.Z.P.S.P.E., originally set to expire in October 2017. On May 19, 2016, we executed a private agreement with A.Z.P.S.P.E. pursuant to which we renounced our rights under the call option and recorded a loss in connection therewith. Following this, BTG Pactual sold CDR Pedreira to an affiliate of Veolia in Brazil. For more information, see “—Sale of CDR Pedreira—Centro de Disposicâo de Resíduo” below.

In March 2015, we sold our 100% interest in Azaleia Empreendimentos e Participações S.A. (“Azaleia”), back to an affiliate of the original seller. The purpose of such transaction was to divest of certain of our collections operations in the region of Ribeirão Preto conducted through Geo Vision, which we acquired in 2012. As the buyer was an entity wholly-owned by the original sellers of Geo Vision, at the time of settlement of the earnout provisions for the Azaleia transaction in 2016, we fully offset our accounts receivable from this transaction against our accounts payables in connection with the original acquisition. For more information, see “—Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participacões S.A.” below.

In May 2015, Sergio Pedreiro was appointed as our interim CEO, and was appointed CEO on a permanent basis in September 2015. Under his leadership, we have implemented several concrete measures with the goal of operating at a level of sophistication and efficiency similar to that of major U.S. waste management companies. Chief among these new measures were the reorganization of our upper management team, increased focus on compliance, reduction of corporate headcount, promotion of a new results-oriented culture, and implementation of an objective, results-based compensation system.

In December 2015, we sold our 75% equity stake in Argentina-based Estrans S.A. (“Estrans”), the proceeds of which were used to offset certain existing obligations. For more information, see “—Sale of Interest in Estrans S.A.” below.

In January 2016, we entered into an agency agreement with USA Global MKT (“USA Global”), for the sale of our 51% equity stake in Colombia-based Doña Juana. Pursuant to the terms of the agreement, USA Global, our partner and co-investor in Doña Juana, assumed control of Doña Juana, while at the same time seeking a compatible buyer for our interest in Doña Juana. As per the terms of the agreement, USA Global also agreed to advance us payments for the sale of Doña Juana (irrespective of whether a buyer was found or such sale was completed). For more information, see “—Sale of Interest in CGR Doña Juana S.A. ESP” below.

In an effort to return to profitability and to strengthen our balance sheet, we have been undergoing a comprehensive financial and corporate restructuring over the past several years pursuant to which we have reviewed and rationalized our cost structure, pricing, compliance and controls, planning processes, information technology and use of data. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Key Factors Affecting Our Results of Operations—Restructuring Plan.”

On December 21, 2017, immediately prior to the Merger, we completed our Pre-Closing Restructuring, pursuant to which the holders of the Company’s common shares (other than Angra) contributed their common shares in the Company to us in exchange for an aggregate of 27,001,886 of our ordinary shares. In addition, 1,983,000 of our ordinary shares were issued to the Employee Compensation Entity immediately prior to the closing of the Merger.

As a result of our Pre-Closing Restructuring and the Merger, the Company and Estre USA became the Registrant’s partially-owned subsidiaries, and the former public security holders of Estre USA became our shareholders.

On December 21, 2017, we completed the Merger pursuant to which Merger Sub merged with and into Estre USA.

On December 21, 2017, the Registrant issued 15,438,000 of the Registrant’s ordinary shares and 3,748,600 warrants to purchase the Registrant’s ordinary shares at US$11.50 per share to certain institutional investors unaffiliated with us pursuant to a private investment in public equity, which we refer to as the PIPE Investment.

On December 26, 2017, we completed our Debt Restructuring, pursuant to which we used an amount of US$110.6 million from the total cash investments received by us to partially prepay certain of our existing debentures and related debt acknowledgment instrument, each denominated in Brazilian reais, coupled with a partial debt write-down and the refinancing of the balance of our existing debentures and related debt acknowledgment instrument through the amendment and restatement of such instruments with new terms.

Our ordinary shares and warrants began trading on the NASDAQ on December 22, 2017 under the symbols “ESTR” and “ESTRW,” respectively.

In connection with the Transaction, on December 21, 2017, we entered into three definitive agreements for the transfer of our equity interests in Loga, Attend and Terrestre to a vehicle controlled by the Company’s former shareholders for a nominal fee.

On March 6, 2018, Angra confirmed the exercise of its put option to sell all of its shares to the Company through a formal notification. Consequently, on March 6, 2018, Angra transferred 8,871,895 shares to the Company, and the Company will have until September 6, 2018 to complete the payment for such shares. The shares transferred by Angra are currently held by the Company as treasury shares and, thus, in accordance with Brazilian Law No. 6,404/76, will not hold voting or dividend rights for as long as they remain in the treasury of the Company.

On April 23, 2018, we concluded the sale of our 50% interest in Leccaros Participações S.A. (“Leccaros”) for R$22.1 million to a third party - Lara Central de Tratamento de Resíduos Ltda. Lecarros owned a single asset consisting of land located in the state of São Paulo and did not have any operations. Cash consideration of R$10.0 million was received on the closing of the transaction, and R$12.1 million will be received in 12 equal monthly installments.

Recent Divestments and Acquisitions

As part of our efforts to streamline our operations, we have since 2014 divested of certain assets that negatively impacted our margins and did not align with our strategic vision. A summary of our significant asset sales is set forth below.

Sale of Interest in CGR Doña Juana S.A. ESP

On January 5, 2016, we entered into an agency agreement with USA Global, for the sale of our 51% interest in Doña Juana, based in Colombia. Pursuant to the terms of the agreement, USA Global, our partner and co-investor in Doña Juana, assumed control over Doña Juana while at the same time seeking a compatible buyer for our interest in Doña Juana. As per the terms of the agreement, USA Global also agreed to advance payments to us for the sale of Doña Juana (irrespective of whether a buyer was found or such sale was completed). After USA Global made the first payment to us for Doña Juana, the composition of Doña Juana’s management completely changed such that we relinquished all control over the entity. Accordingly, all of the Estre-appointed board members and executive officers of Doña Juana resigned and were replaced by individuals appointed by USA Global, thus effectively fully conveying control over Doña Juana to USA Global. The initial term of this agency agreement was 18 months, which was subsequently extended by 12 months, during which time we received 75.0% of the purchase price for Doña Juana of US$1.8 million (R$5.9 million) from USA Global in four installments over the course of 2016. In February 2018, we signed an amendment to the agency agreement postponing some of USA Global’s obligations, such as (i) extending the date that the final installment would be paid to May, 26, 2018, noting that such payment remains outstanding and (ii) extending the contract term from 12 to 14 months. We will transfer all financial rights on our shares in Doña Juana to USA Global when the unpaid balance of the advanced payments is received.

Doña Juana operates pursuant to a contract with the municipality of Bogotá and, as such, must have authorization of the Colombian regulatory authority UAESP—AESP—Unidad Administrativa Especial de Servicios Publicos (“UASEP”), in order to operate and also to effect certain changes, including, prior to April 30, 2018, a change in the shareholder composition.  On April 30, 2018, UAESP amended the contract with Doña Juana to modify the required procedures to effect a change in shareholder structure such that Doña Juana must only now notify UASEP about shareholder changes rather than obtaining UASEP’s prior approval. In the event that USA Global is unsuccessful in selling our interest, (i) we will recover full financial rights over the shares (which will be restricted following payment of all amounts by USA Global) without any obligation to return the amounts received from USA Global, and (ii) concurrently, Doña Juana will initiate the termination of the services agreement with UAESP through the appropriate procedures.

Following the execution of the agency agreement with Doña Juana, we classified our investment in Doña Juana as an asset held for sale, recording it at its carrying amount. After the investment in Doña Juana was classified as an asset held for sale, we accounted for the investment under the equity method under IAS 28. In 2017, our share of profit in Doña Juana amounted to approximately R$0.7 million.

For additional information, see note 10.2.1. to our audited financial statements included elsewhere in this annual report.

Sale of Interest in Estrans S.A.

On December 4, 2015, we entered into a contract of sale for our 75% interest in Estrans, based in Argentina, for US$580 thousand (R$2.2 million considering an exchange rate as of December 4, 2015 of R$3.7575 per US$1.00, as reported by the Brazilian Central Bank on that date). Proceeds from this sale were partially offset by Estrans existing debt such that proceeds from the transaction, after deducting for debt, were US$180 thousand (R$676 thousand). As a result, and due to the fact that we sold Estrans at price less than its balance sheet value at the time, we recorded a capital loss of R$12.1 million in 2015 under other operating expenses as a result of this transaction. In 2015, Estrans generated revenues of R$34.5 million and costs of services of R$14.6 million, with no corresponding results in 2016 and 2017. For additional information, see note 1.3.5. of our audited financial statements included elsewhere in this annual report.

Sale of Estre Óleo e Gás Holding S.A.

On September 1, 2014, we and Wilson Quintella Filho, our founding shareholder, signed a non-cash share barter agreement pursuant to which Mr. Quintella exchanged 2,053,983 of the Company’s common shares owned by him (corresponding to 1.9% of the total common shares he then owned with a value of R$37.4 million) for 53,701,027 common shares issued by Estre O&G, then held by us. At that time, Estre O&G was our 100%-owned consolidated subsidiary engaged in providing tank cleaning, oil sludge treatment, pipeline construction and maintenance services in various locations under agreements entered into with Petrobras and the common shares transferred pursuant to the share barter agreement represented all common shares owned by us and issues by Estre O&G. Estre O&G had a 100% interest in Pollydutos Montagem e Construção Ltda., which, in turn, held a 100% interest in Estre Petróleo. Upon closing of the transaction on January 2, 2015, Estre O&G was transferred to Mr. Quintella, and we held in treasury those common shares previously held by Mr. Quintella. The impact of this transaction was recorded as a write-down of R$8.8 million in 2015 under the shareholders’ equity line item, representing the difference between our investment balance in Estre O&G (R$46.1 million) and the book value of the shares contributed by Mr. Quintella (R$37.4 million). For additional information, see note 1.3.1 of our audited financial statements included elsewhere in this annual report.

While Estre O&G was fully transferred to Mr. Quintella in connection with this transaction, we were unable to assign certain of the contracts with Petrobras related to the transferred Estre O&G business at the time of sale, and as such, retained responsibility for these contracts until they expired in January 2017. In connection with these retained contracts, we recorded revenues of R$4.4 million in 2015, and recorded operating costs of R$6.2 million in 2015. For additional information, see note 1.3.1 of our audited financial statements included elsewhere in this annual report.

Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participacões S.A.

On May 5, 2015, we entered into a purchase and sale agreement to sell 100% of our interest in Azaleia to Limpus—Soluções Ambientais Ltda. (“Limpus”) for R$30.3 million. The purpose of such transaction was to divest of certain of our smaller collections operations in the region of Ribeirao Preto conducted through Geo Vision Soluções Ambientais e Energia S.A. (“Geo Vision”), which we acquired in 2012. These collections operations generated low revenues relative to associated costs, particularly considering the sizeable distance between the collection sites and our landfills. As a result, as part of our restructuring process and with the goal of streamlining our operations in the region, we spun-off these collections operations into Azaleia, a newly-formed entity, which we later sold to Limpus, an entity that was controlled by the original sellers of Geo Vision. Following the execution of our agreement with Limpus in May 2015, we ceased to record results from these contracts. In the first part of 2015 prior to the sale of Azaleia, generated revenues of R$10.9 million and operating costs of R$9.2 million.

There was no cash exchanged as part of the Azaleia transaction. In connection with the original acquisition of Geo Vision, we had a remaining balance of R$39.8 million to be paid to the seller as of December 31, 2016. As Limpus was an entity wholly-owned by the original sellers of Geo Vision, at the time of settlement of the earnout provisions for the Azaleia transaction in 2016, we fully offset our accounts receivable from this transaction, amounting to R$41.3 million as of December 31, 2016, as adjusted by interest, by our accounts payable on the original Geo Vision of transaction of R$39.8 million, as adjusted for interest, with the remaining balance of R$1.4 million written off as a loss from the settlement of accounts.

For additional information, see note 1.3.4. of our audited financial statements included elsewhere in this annual report.

Sale of CDR Pedreira—Centro de Disposicâo de Resíduos

In October 2014, we entered into a purchase and sale agreement with BTG Pactual (through AZPSPE) for the sale of 65% of CDR Pedreira for a total purchase price of R$180 million paid in three installments over the course of 2014.

In addition, simultaneous with this sale, we entered into call and put option agreements in connection with our potential repurchase of CDR Pedreira from AZPSPE, originally set to expire in October 2017. The call and put option amount was R$180 million, plus 25% fixed interest per year from October 2014 and an additional put option premium equivalent to R$1.00 per share. The put option premium would be due on the earlier of (i) the exercise date of the put option or (ii) the last day of the period to exercise the put option. The fair value of the call option was R$20.9 million and R$10.7 million as of December 31, 2016 and 2015, respectively, recorded in noncurrent assets against other operating income. Despite the call option, following our execution of the purchase and sale agreement in October 2014, we ceased all control and influence in the operation and management of CDR Pedreira.

On May 19, 2016, in connection with the sale by BTG Pactual (through AZSPE) of the CDR Pedreira to an independent third party, we agreed to terminate the right corresponding to the call and put options, the fair value of which totaled R$20.8 million at that time and, accordingly, fully wrote it off as a loss under “Other Operating Expense” in 2016.

For additional information, see note 1.3.3. of our audited financial statements included elsewhere in this annual report.

Transfer of Interests in Loga, Attend and Terrestre

In connection with the Transaction, on December 21, 2017, we entered into three definitive agreements for the transfer of our equity interests in Loga, Attend and Terrestre to Latte Saneamento e Participações S.A. (“Latte”), a vehicle controlled by the Company’s former shareholders for a nominal fee. We also transferred an accounts receivable from the spun-off companies to Latte in the amount of R$3.0 thousand. These agreements are subject to customary conditions precedent, such as regulatory approvals and other third-party consents. Subject to the fulfillment of applicable conditions precedent, we expect the transfer of our interests in Loga, Attend and Terrestre to the Company’s former shareholders to be completed in 2018.

As a result of these transactions, we recorded the transaction as a distribution to its shareholders in equity in the amount of R$103.2 million corresponding to the carrying amount of these investments and the account receivable.

Pending Acquisition of Monte Azul

On February 8, 2018, we announced that we had entered into a share purchase agreement to acquire all outstanding shares of Monte Azul, a diversified waste management provider located in the northwest region of the state of São Paulo, Brazil. Monte Azul serves 31 municipalities, including Araçatuba, Marília, Catanduva, Lins, and Botucatu, with a fleet of 80 collection vehicles, generating net revenues of R$77 million in 2017. Monte Azul provides a range of cleaning services including municipal solid waste collection, transfer station operation, as well as transportation and disposal to municipal landfills. Brazil’s antitrust authority, the Administrative Council for Economic Defense, approved the transaction in April 2018; however, the completion of this acquisition is subject to several other closing conditions, the fulfillment of which will dictate whether the sale will occur at all. In the event we close this transaction, the purchase price is expected to be paid in installments.

Other Pending Acquisitions and Divestments

In October 2017, we entered into two independent memoranda of understanding to acquire two separate waste management companies in Brazil in addition to Monte Azul. These transactions are expected to be completed in 2018; however, there is no guarantee that the transactions will close according to these timing expectations, or at all.  While these transactions are not expected to materially impact our results, we believe that the acquisitions are demonstrative of our ability to identify and act on tuck-in acquisition opportunities and put ourselves in a better position to expand in the future in distinct, strategically-important geographic areas. The transactions are independent of each other, are with unrelated sellers and are not conditioned on each other. The terms of these potential acquisitions are still being negotiated, including their respective purchase price. In the event these acquisitions are completed, we expect that the purchase price for each of these acquisitions will be paid in installments over a number of years and will be funded with cash generated from our operating activities in the ordinary course of business.

We may be required to sell additional assets to improve our liquidity position in the future; however, at this juncture, we have not entered into any memoranda of understanding or binding commitments in relation to the sale of assets.

Sale of Interest in Leccaros Participações S.A.

On April 23, 2018, we concluded the sale of our 50% interest in Leccaros Participações S.A., a non-operational company holding only real estate assets, for R$22.1 million to a third party - Lara Central de Tratamento de Resíduos Ltda. Cash consideration of R$10.0 million was received on the closing of the transaction, and R$12.1 million will be received in 12 equal monthly installments. As of December 31, 2017, Leccaros’ net assets were R$6.5 million, with R$3.3 million attributable to us. The transaction resulted in a gain on sale of R$37.6 million, of which R$18.8 million was attributable to us. As of December 31, 2017, we classified our investment in Leccaros as an asset held for sale.

Capital Expenditures

Historically, we have allocated our capital expenditures by balancing replacement and growth needs and expects to continue to do so.

In 2017, we spent R$145.0 million on capital expenditures, representing 10.6% of our revenue from services rendered, of which R$57.2 million was spent on land and implementation of cells on our landfills, R$35.6 million was spent on turbines for gas-to-landfill energy business and MRF equipment, and R$13.8 million was spent on the acquisition of new operating equipment.

In 2016, we spent R$136.4 million on capital expenditures, representing 9.8% of our revenue from services rendered, of which R$83.1 million was spent on ongoing construction projects, R$21.9 million was spent on advances to suppliers in connection with the acquisition of electricity generators, R$12.7 million was spent on the acquisition of new operating equipment, and R$6.5 million was spent on the acquisition of vehicles.

In 2015, we spent R$114.7 million on capital expenditures, representing 8.6% of our revenue from services rendered, of which R$89.4 million was spent on ongoing construction projects, R$11.9 million was spent on the acquisition of new vehicles, and R$3.3 million was spent on the acquisition of new operating equipment.

B.	Business Overview

Description of Our Operations

We are a leading waste management company in Latin America in terms of disposal capacity, collection volume and market share, providing collection, transfer, recycling and disposal services to more than 31 million people. We provide municipal, commercial and industrial customers with a full range of waste management solutions, with a focus on leveraging our strategic disposal network to capture compelling growth opportunities in the Brazilian waste management industry. With the goal of creating and maintaining vertically integrated operations, we seek to serve the waste management needs of our customers from the point of collection to the point of disposal, a process we refer to as internalization. By internalizing the waste in the markets in which we operate, we are able to capture higher operating margins while simultaneously attaining a stable revenue stream, with the overall effect of creating significant barriers to entry for competitors.

As of December 31, 2017, we operated the largest landfill portfolio in Brazil, comprised of 13 landfills for non-hazardous residues (Class IIA and IIB) and three landfills also handling hazardous residues (Class I). In 2017, we handled over 16,600 daily tons of waste and, as of December 31, 2017, our landfills had a combined remaining licensed capacity of approximately 134.2 million cubic meters, with a robust pipeline of 24.2 million cubic meters of additional unlicensed capacity. Our waste management infrastructure also includes three autoclaving facilities for the treatment and disposal of medical waste, five transfer stations, two units for blending hazardous waste, one refuse-derived fuel (RDF) facility, one electronic recycling plant (REEE), two landfill gas-to-energy facilities containing a total of 10 electricity generators with an aggregate 14 MW of installed capacity, two leachate treatment facilities and a fleet of 1,165 vehicles supporting our collection, O&G, medical waste and landfill businesses.

The graphic below highlights the main features of our fully-integrated waste management operations:

Our geographic focus is on densely populated urban markets where we can capitalize on upstream and downstream opportunities for vertical integration through a strategically-planned and high-quality landfill-infrastructure. The states in which we operate represent approximately 45.0% of the population and 55.0% of the GDP of Brazil, according to IBGE.

The map of Brazil below demonstrates our geographic footprint and our capabilities in the main markets in which we operate as of May 2018.

Brazil is geographically similar in size to the continental United States, and we believe the Brazilian waste management market exhibits many of the same characteristics as the U.S. market 30 years ago. There are 2,976 landfills in Brazil as of June 2017, according to the International Solid Waste Association (“ISWA”) and ABRELPE, of which approximately 25% are duly licensed and comply with regulatory and environmental standards and the remaining 75% are open dumps that are considered illegal. By contrast, there are approximately 1,700 landfills in the United States as of December 31, 2017, as compared with 7,924 in 1988 when the enforcement of the Resource Conservation and Recovery Act and other environmental regulations had begun to solidify. In addition, close to one half of all MSW in Brazil, or 37 million tons annually, is not properly disposed of according to ABRELPE

We are a market leader in a fragmented industry, where we enjoys an 8.0% market share, with the top five players capturing only 28.0% of the total market, according to our analysis based on the most recent ABRELPE data available from 2016. We view the Brazilian market as ripe for consolidation, with a larger player like ourselves as a natural consolidator, particularly given the additional financial resources that we will enjoy as a result of the Transaction. The graph below demonstrates our market share relative to our main competitors as of 2016:

Estre
8%
Solvi
6%
Vital
6%
JSL
5%
Marquise
3%
Other Players
25%
Improper
Destination
38%
Not Collected
9%

In spite of the recent economic downturn in Brazil and the consequent decrease in purchasing power among the general population, we believe our business has performed well and is generally less vulnerable to economic crises than companies operating in other sectors. We see the collection and disposal of municipal solid waste as an essential service exhibiting inelastic demand, which is largely insulated from economic downturn. Furthermore, in scenarios of high interest rates and credit constraints, we believe that our competitors, most of which are financially distressed companies that lack the scale, technology and skilled management that we possess, typically suffer the most, thus presenting opportunity in terms of market space for larger players like ourselves.

We have been undergoing a comprehensive financial and corporate restructuring over the past several years pursuant to which we have reviewed and rationalized our cost structure, pricing, compliance and controls, planning processes, information technology and use of data. This restructuring effort has yielded several tangible benefits through focus on the following initiatives, among others; (i) the comprehensive redesign of our management information systems, including migration to SAP and implementation of CRM Oracle solutions and pricing systems, with the effect of improving efficiency of pricing and internal controls; (ii) the sale of certain assets that negatively impacted our margins and did not align with our strategic vision, (iii) collection of overdue accounts and successful implementation of price adjustments on certain large contracts with our municipal customers and (iv) the reorganization of our senior management team, including, through the implementation of our restructuring incentive plan in 2015 and the appointment of a new chief executive officer, Sergio Pedreiro, also in 2015, who launched efforts to instill a new results-oriented culture in our company, including by replacing certain members of upper management, reducing corporate headcount by approximately 30%, and implementing an objective, results-based compensation system for our management.

Under Mr. Pedreiro’s guidance, we have implemented several concrete efforts with the goal of operating with an enhanced level of sophistication and efficiency. Among these initiatives, Mr. Pedreiro spearheaded the revamp of our compliance infrastructure, including the appointment of a seasoned compliance officer in 2015 and the implementation of a new compliance program focused on transparency and ethical conduct, stipulating processes and procedures designed to detect and prevent improper conduct (for additional information regarding our compliance program, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Code of Ethics and Anti-Corruption Policy and “Item 3.D. Key Information—Risk Factors—Risks Related to Compliance and Control”).

In order to propel future growth and fully realize the expected benefits from the Transaction, we are focused on executing a number of expansion-oriented initiatives for organic growth, including, among others: (i) the development of new landfills, with four landfills in the pipeline, (ii) the roll-out of new landfill gas-to-energy facilities, (iii) commercial efforts to attract new C&I customers to our existing landfills, (iv) the development of new transfer stations to expand the coverage area of our existing waste disposal infrastructure and (v) the attainment of new municipal contracts through competitive bidding processes.

We believe that our existing operations provide a scalable platform to drive profitable growth through strategic acquisitions. In 2011, our successful acquisition of Cavo Serviços e Saneamento S.A. solidified our leadership position in the Brazilian market and, since then, we have successfully executed seven other acquisitions of collection and disposal operations.

Business Segments

We offer our customers a full range of waste-related and environmental services that comprise every step of the waste management cycle, from waste collection to disposal and, ultimately, value recovery. Our operations are grouped into four distinct business segments (i) Collection & Cleaning Services; (ii) Landfills; (iii) Oil & Gas; and (iv) Value Recovery.

The following table sets forth the breakdown of our net sales revenue by segment for the periods indicated:

	Year ended December 31,
	2017	2016	2015
	(in millions of R$)
Collection & Cleaning Services	928.8	922.0	834.5
Landfills	455.4	449.8	413.8
O&G	25.9	62.9	103.7
Value Recovery	57.2	42.2	44.8
Elimination and adjustments(1)	(102.0)	(83.9)	(57.9)
Total	1,365.3	1,393.0	1,338.9

(1)	Reflects the elimination of intersegment transactions entered into in the ordinary course of business.

The following table sets forth the breakdown of our net revenue from services rendered by segment as a percentage of our net sales revenue for the periods indicated, without giving effect to any adjustments for intersegment transactions:

	Year ended December 31,
	2017	2016	2015
	(percentage of total net revenue from services rendered)(1)
Collection & Cleaning Services	68.0%	66.2%	62.3%
Landfills	33.4%	32.3%	30.9%
O&G	1.9%	4.5%	7.7%
Value Recovery	4.2%	3.0%	3.3%
Total(1)	107.5%	106.0%	104.3%

(1)
Does not reflect the elimination of intersegment transactions entered into in the ordinary course of business and, therefore, the sum of each business segment as a percentage of total net revenues from services rendered will be greater than 100.

Collection & Cleaning Services

Our Collection & Cleaning Services segment is our largest in terms of revenues, comprising 66.2% of our total net revenues from services rendered in 2016 and 68.0% in 2017. This segment includes, primarily, household collection, pursuant to exclusive contracts with municipalities across six Brazilian states. The segment also includes, to a lesser extent, C&I waste collection for private sector customers. Our collection services are supported by a fleet of 932 vehicles (743 for municipal services and 189 for C&I services) as of December 31, 2017 (of which 810 were owned by us, and 122 were leased), consisting mostly of collection and transfer trucks. According to census data compiled by the IBGE, we estimate that we currently serve approximately 31 million residential clients through our collection and cleaning and landfill activities and 580 private clients through our collection and cleaning activities.

A significant portion of our revenues in this segment is derived from urban cleaning services, including street sweeping and the maintenance of public spaces and monuments. Through Soma, we operate (together with other providers) the largest urban cleaning operation in Brazil for the city of São Paulo.

This segment involves focused logistical planning in terms of routing based on the profiles and conditions of each municipality, with the objective of optimizing efficiency and minimizing risks and environmental impact in transporting waste to the final destination. In 2017, approximately 55.0% of the MSW we collected through this segment was subsequently disposed in our own landfills, as compared to 49.2% in 2016.

Public Sector Collections and Cleaning Operations

Our residential collection operations consist of curbside collection of residential solid waste from trash bins, small carts or containers for transport to a transfer station/disposal site or landfill. These services are typically performed pursuant to exclusive contracts with municipal entities that are usually entered into for an initial term of three to five years. Our municipal contracts typically set forth fees based on the weight of the waste collected or, less commonly, a fixed monthly collection fee, as is the case for our Salvador contract. The pricing of these contracts is established at the time of execution as part of the competitive bidding process based on factors such as anticipated collection frequency, type of collection equipment furnished, number of employees needed to provide service, anticipated type and volume or weight of the waste collected, distance to the transfer station or disposal facilities and our disposal costs. The majority of contracts with our customers have annual price escalation clauses that are tied to inflation. Our experience is that a high percentage of our contracts with municipalities in the Collection & Cleaning segment are renewed or extended at the end of the scheduled term.

Our urban cleaning services are typically bundled with our collections operations. Services consist mainly of street sweeping services operations comprised of manual or mechanized sweeping to maintain public roads and streets cleaned on a day-to-day basis, including the washing and disinfection of streets and public places following the conclusion of certain activities, such as outdoor public markets. In addition, we also provide public cleaning services that entail the washing of public equipment and monuments, mechanized scraping of land and sand from the gutters of public roads, weeding and scrubbing of streets and roadways, collecting and transporting bulky debris such as rubble. We also have specialized teams dedicated toward cleaning and sweeping after special events and for temporary operations. Finally, we provide manual and mechanized cleaning of beaches, coastlines, streams and channels as part of our municipal cleaning activities.

We operate exclusive waste collection services in some of the largest and most densely-populated urban areas in Brazil such as São Paulo and Curitiba, which had a combined metropolitan population of approximately 24 million inhabitants in 2017 according to IBGE. In the state of São Paulo, we provide collection services to the cities of Ribeirão Preto, Taboão da Serra, Araraquara, Jaú, Américo Brasiliense and Sertãozinho and elsewhere in Brazil, in the cities of Maceió in the state Alagoas, Aracaju in the state of Sergipe, Aparecida de Goiânia in the state of Goiás and Salvador in the state of Bahia. For additional information regarding our main customers in the Collection & Cleaning Services segment, see “—Collection & Cleaning Services.”

The table set forth below summarizes the main features of our municipal collections operations as of December 31, 2017:

#	Municipality	Services Provided	Area Covered (km2)	Tons of Waste Handled per Day (2017)	Year Established
1	São Paulo-SP	Cleaning	993	1,789	2011
2	Curitiba-PR	Collection & Cleaning	435	1,561	1995
3	Maceió-AL	Collection & Cleaning	165	432	2005
4	Ribeirão Preto-SP	Collection & Cleaning and MSW Disposal	651	648	1999
5	Salvador-BA	Collection & Cleaning	90	333	2010
6	Aracaju-SE	MSW and Selective Collection	182	637	2016
7	Taboão da Serra-SP	MSW and Medical Waste Collection & Cleaning	20	290	2005
8	Sertãozinho-SP	Collection & Cleaning and MSW Disposal	403	91	2017
9	Araraquara-SP	Transfer Station and MSW Disposal	1,004	194	2009
10	Jaú-SP	Cleaning	687	0	2012
11	Américo Brasiliense-SP	Collection and MSW Disposal	123	24	2009
12	Campo Largo-PR	Collection and Transfer Station	1,244	69	2017
13	Altinópolis-SP	Collection and MSW Disposal	929	-	2018
14	Rio Claro-SP	Collection & Cleaning	498	-	2018
	Total	—	7,424	6,068	—

We generally secure our contracts with municipalities through a competitive bidding process pursuant to which we receive exclusive rights to service all or a portion of the homes in the respective municipalities.

The process of public procurement in Brazil is regulated by a series of federal laws, primarily: Law 8,666/1993 (Competition, Price Taking, Invitation, etc.); Law 10,520/2002 (Trading); Law 8,987/1995 (Public Concession), Law 11,079/2004 (Contracting of Public-Private Partnership) and Law 13,303/2016 (State-Owned Companies). This legislation stipulates the criteria for the competitive bidding process, which involves analysis of legal, tax, technical and financial qualifications and, most critically, pricing, with municipalities typically favoring price competitiveness above other factors. In Brazil, it is generally the responsibility of the municipality to render collection services and, therefore, the municipality is obliged to adhere to a competitive bidding process in contracting these services to private entities as per Articles 37 and 175 of the Federal Constitution of 1988, item XXI.

Revenue from our municipal collections operations consists of the fees we receive from our customers, with pricing of these contracts established based on factors such as anticipated collection frequency, type of collection equipment furnished, anticipated type, distance to the transfer station or disposal facilities and, occasionally, also include disposal costs. In 2017, our revenues from collections services from municipal contracts represented 89.5% of our total net revenues from services in our Collection & Cleaning segment and 60.9% of our total net revenues from services on a company-wide basis (compared to 91.4% and 60.5%, respectively, in 2016).

Commercial and Industrial Collections Business

While the Brazilian constitution establishes that municipalities are responsible for providing waste collection services to its citizens, each municipality has discretion to establish maximum per capita waste volumes entitled to collection, with any excess amount falling outside the purview of the constitutional protections. In the City of São Paulo, for example, individuals that generate more than 200 liters (equivalent to approximately 50 kilograms) of waste daily are not eligible for the collection services rendered by the concessionaires Loga and Ecourbis and have to hire private collection companies. In this context, C&I collection businesses have developed significantly in Brazil to fill the gap for large waste generators.

We offer comprehensive waste management solutions to our C&I customers that encompass the entire waste management chain, including strategic planning for our customers’ waste management needs with the goal of optimizing operational and economic efficiency. We provide diagnostic and waste classification services to our C&I customers based on the types and quantities of waste generated, which is then used in order to map out the disposal strategies available. We also offer waste handling services to our C&I customers, whereby we supply waste containers suitable for our customers’ needs and transports the waste from where it is generated to the central collection areas within the customer’s premises where the waste containers and compactors are located. Our C&I collection and transportation services involve planning the best routes and vehicles suitable for waste collection and disposal, and collecting the waste from the customers’ premises and transporting it to its final destination.

Standard service agreements with C&I customers are typically one year in duration with pricing based on estimated weight and time required to service the account. In 2017, revenues from collections and cleaning services from C&I customers represented 10.5% of our total net revenues from services in our Collection & Cleaning segment and 7.2% of our total net revenues from services on a company-wide basis (compared to 8.6% and 5.7%, respectively, in 2016).

We have observed a growth in demand for our C&I services in recent years as part of companies’ efforts to comply with the requirements of Brazil’s National Solid Waste Policy legislation of 2010, particularly in relation to treatment services. In order to meet such demand, we have established a dedicated subdivision specifically focused on capturing and servicing C&I business opportunities. We intend to focus our marketing efforts in the short-term on capturing new customers in the manufacturing, food & beverage, vehicle assembly, metallurgy and steelmaking sectors.

Principal Customers in Collections and Cleaning Segment

We rely significantly on certain municipal customers within our Collection & Cleaning segment as a source of revenues, namely the municipalities of São Paulo and Curitiba. Together, our contracts with the municipalities of São Paulo and Curitiba represented 61.2% of the net revenues from services rendered for the Collection & Cleaning segment for the year ended December 31, 2017, and 41.7% of our total net revenues from services during the same period. Competitive bidding processes are inherently subject to a high degree of uncertainty, and there can be no guarantee that past practices will be indicative of future success. Accordingly, we cannot predict with certainty when the competitive bidding processes for these contracts will occur and, likewise, there can be no assurances that we will prevail in securing the Curitiba and São Paulo bids on favorable terms or at all.

Our contract with the municipality of São Paulo

We have been servicing the São Paulo contract through Soma since 2011. Our contract with the municipality of São Paulo for urban cleaning and street sweeping services comprised approximately 29.1% of our revenues in 2017. This contract expired, and we are currently providing urban cleaning services to the city of São Paulo pursuant to a temporary contract. The temporary contract was first entered into on December 15, 2017 and was set to expire at the end of June 2018. On June 12, 2018 we further extended the temporary contract until the end of 2018, subject to earlier termination by the municipality.  However, the extended temporary contract introduces certain significant changes to the contractual arrangement,. Most significantly, under the extended temporary contract, the city of Sao Paulo is divided into six separate parcels for urban cleaning, whereas under the previous contract the city was divided into two parcels only. We, through Soma, were awarded only two parcels under the extended temporary contract, which reflects a significant decrease of our service area, since we previously serviced one of the only two parcels.  In addition, the extended temporary contract contemplates a 7% price reduction. As a result of these changes, we expect our monthly revenues from the Soma contract to reduce by 37.7%.

After a series of delays, there is still no definitive date for a new auction due to ongoing discussions among interested parties. In the meantime, São Paulo has announced its intention to divide the urban cleaning contract into six separate parcels, in line with the extended temporary contracts entered into in June 2018. Accordingly, it seems possible that the revenue loss we expect in the second half of 2018 as a result of the contractual changes introduced in connection with the extended temporary contract will be permanent or that we may lose all or a portion of our business with the city of São Paulo when the extended temporary contract expires at the end of 2018, or earlier at the discretion of the municipality. Any significant loss of business emanating from these developments will have a material adverse impact on us.

Our contract with the municipality of Curitiba

Cavo, which we acquired in 2011, has been servicing the Curitiba contract since 1995. Our contract with the municipality of Curitiba for collections, urban cleaning and street cleaning comprised approximately 12.5% of our revenues in 2017. We are currently providing collections and cleaning services to Curitiba pursuant to a temporary contract set to expire in October 2018 or sooner at the discretion of the municipality. The competitive bidding process to procure the Curitiba collections and cleaning contract has also been subject to a series of delays, and is now suspended as a result of a review by the Paraná Court of Auditors (Tribunal de Contas) pursuant to which certain adjustments to the bidding process may be made. It is likely that we will continue to provide services to the municipality on a temporary basis; however, there is no guarantee that we will do so. There is currently no visibility as to when the competitive bidding process in Curitiba will occur.

For additional information regarding the competitive bidding processes in Curitiba and São Paulo, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—How We Generate Revenue—Competitive Bidding Processes and Revenue Impact.”

In addition, our other significant customers in this segment include the municipalities of Ribeirão Preto, Taboão da Serra, Araraquara, Jaú, Américo Brasiliense, Sertãozinho Altinópolis and Rio Claro, all located in the State of São Paulo, Campo Largo in the state of Paraná, and the cities of Maceió in the state Alagoas, Aracaju in the state of Sergipe, and Salvador in the state of Bahia.

Our principal C&I customers in this segment are GPA, Vale, Kimberly Clark, Bosch and Votorantim.

Our Transfer Stations

As part of our vertically integrated solid waste disposal services, we operate five transfer stations. Transfer stations receive, consolidate and transfer solid waste to landfills and recycling facilities. Transfer stations enable us to:

•	increase the operational reach of our landfill operations;

•	increase the volume of revenue-generating disposal at our landfills; and

•	improve efficiency of collection, personnel and equipment.

Transfer stations provide our collection operations with a cost-effective means to consolidate waste and reduce transportation costs while providing our landfill sites with an additional point of access to extend the geographic reach of a particular landfill site with the goal of increasing market share. Our transfer stations thus provide important economies of scale, permitting us to offer more competitive pricing to municipalities even when a municipality generates a low amount of waste or is far from the ultimate landfill.

Our transfer stations are used exclusively for the temporary storage of waste we collected prior to final disposal at a landfill and, accordingly, are not used by other private and municipal haulers. Therefore, while our transfer stations serve as an integral part of our disposal network, they do not independently generate revenues through a fee-based system.

Landfills

We own and operate the largest portfolio of landfills in Brazil, with 13 landfills for the final disposal of both hazardous (Class I) and non-hazardous (Classes IIA and IIB) waste. In addition, as of December 31, 2017, we were developing five additional landfill sites, which we expect will become operational on dates ranging from late 2018 through 2020. Our landfills received approximately 6.0 million tons of waste in 2017, with a remaining licensed disposal capacity of more than 134.2 million cubic meters of waste as of December 31, 2017. In 2017, 17.0% of the total volume of waste disposed in our landfills was internalized from our municipal collection operations and transfer stations.

Landfills remain the most cost-effective waste disposal technology and the primary way of disposing of waste in Brazil, receiving approximately 58.4% of MSW collected in 2016, according to the ABRELPE. To the extent alternative treatments for industrial waste develop in Brazil (such as biological treatments, for example), this treated waste would still need to be disposed somewhere, which we believe bodes well for the longevity of a landfill-focused disposal model in Brazil. In addition, we perceive recycling as an attractive alternative to waste disposal that has the potential of adding value to the waste stream. According to ABRELPE and the EPA, less than 2% of waste collected in Brazil is recycled compared to 34.6% recycled in the United States as of December 31, 2016. As Brazil continues to develop its regulatory framework with an increased focus on recycling and other environmental sustainability strategies, we believe that higher recycling rates could have the effect of increasing the longevity of our landfills.

We believe our landfills are operated in an efficient manner, adhering to a series of requirements designed to protect the soil, groundwater, atmosphere and surrounding communities. All leachate naturally generated in our landfills is collected and treated into reclaimed water for reuse, and greenhouse gases are captured and treated so as to minimize the impact of greenhouse gases on the atmosphere. Our landfills are compliant with international environmental policies and standards, and we have never experienced a material operational disruption as a result of any environmental violation on any of our properties. We are the first company in Brazil to use drones to control and monitor the geotechnical parameters concerning the stability of each landfill. In addition, it is our policy to use an extra layer in the impermeability and drainage layer at the bottom of each installation for purposes of environmental protection. We have implemented an internal quality control and benchmarking system so as to promote consistency, as well as a high standard of quality and environmental compliance, across our operations. In fact, our landfills have been regularly rated highly by CETESB, the State of São Paulo’s environmental agency, which frequently monitors and grades the operations of landfills in that state, having most recently rated our operations between 8.3 and 10.0 (Paulínia 8.3; Itapevi 8.5; Piratininga 9.1; Guatapará 10.0; Tremembé 10.0; and Jardinópolis 10.0).

CETESB, the state environmental agency of São Paulo, developed the landfill quality index (IQR) in 1997 as a tool to evaluate the general conditions of MSW disposal in the state of São Paulo through assigning a score from 0 to 10 to all disposal sites. The scores intend to reflect the adequacy of the disposal processes at such sites from a sustainability standpoint. The rating takes into account a variety of factors, primarily, among others: (i) the site support structure, including the sufficiency of the entry and discharge points and the draining and collection systems for percolated liquid, (ii) compacting rates, (iii) soil protection systems to help reduce odor, control litter, insects, and rodents, and protect public health, (iv) rainwater drainage systems, (v) leachate collection and removal systems, (vi) groundwater monitoring to determine whether waste materials have escaped from the landfill and (vii) monitoring of landfill gas emissions. CETESB assigns a rating largely based on data compiled through reports prepared by CETESB technicians during site visits. In 2016, the average landfill score in the state of São Paulo was 8.5, according to CETESB’s 2016 Inventory of Urban Solid Waste Report (Inventário Estadual de Resíduos Sólidos Urbanos). In 2017, the average landfill score in the state of São Paulo was 8.7 according to CETESB’s State Survey of Urban Waste for the year 2017.

We focus on the operation of mid- and large-scale landfills (i.e., landfills with greater than 100 tons per day and total area over 100 thousand square meters). Our landfills received approximately 6,000 million tons of waste in 2017 and, over the past three years, have averaged approximately six million tons of waste per year. As of December 31, 2017, our operating landfills had a remaining licensed disposal capacity of more than 134.2 million cubic meters of waste. Of the total volume of waste disposed in our landfills, 17.0% originated from our municipal collection operations and transfer stations as of December 31, 2017. Our landfills are located in some of the largest markets in Brazil, including the state of São Paulo, which is the most populous Brazilian state. Furthermore, the landfills that we operate outside of São Paulo serve some of the fastest-growing markets in the Northeastern region of Brazil, where we believe we are well-positioned to capture an increased portion of market share in the coming years.

The map below shows the location and remaining life span of our 13 landfills and the inset shows the landfills we operate in the state of São Paulo:

Guatapará
Jardinópolis
Catanduva
Tremembé
Piratininga
Paulínia
Itapevi
Maceió
Aracaju
Feira de Santana
Remaining Capacity
3 - 5 years
> 5 years
Circle size indicates the daily volume
Itaboraí
Sarandi
Curitiba

Several of our landfill sites have the potential for expanded disposal capacity beyond the currently permitted acreage. We monitor the availability of permitted disposal capacity at each of our landfills and evaluates whether to pursue an expansion at a given landfill based on estimated future waste volumes and prices, market needs, remaining capacity and the likelihood of obtaining licensing. The in-place capacity of our landfills is subject to change based on engineering factors, requirements of regulatory authorities and our ability to continue to operate our landfills in compliance with applicable regulations and licensing restrictions.

We have observed that our landfills follow approximately the same patterns as in those in the United States, insofar as it relates to the landfills’ base waterproofing system, which exhibit a clay K10-7 compacted layer, HDPE membrane and drainage system. The sizes of our landfills vary as in the same way as the United States. We believe that the main difference between our landfills and landfills typically found in the United States is that our landfills are designed and operated in two-to-one (two horizontal, one vertical) slopes, while typical landfills in the United States exhibit slopes that are less steep. This characteristic results in our landfill having a higher number of waste layers, and consequently higher volume capacity, as well as significantly greater stability.

The table below sets forth key operating data with respect to each of our landfill sites, including their respective area, processing capacity and remaining licensed capacity as of December 31, 2017.

#	Landfill Site(1)	Area (m2)	Residues(2)	Tons per day (2017)	Remaining Licensed capacity (m3)	Remaining life span (years)(3)	Year Established
1	Paulína	1,962,307	Class II	4,956	15,145,303	20+	1999
2	Curitiba	2,703,643	Class II	2,696	3,341,966	20+	2010
3	Maceió	1,040,000	Class II	1,508	6,428,719	10	2010
4	Aracaju	1,305,143	Class I and II	1,348	14,033,588	25+	2012
5	Guatapará	1,000,000	Class II	1,234	5,668,422	15+	2007
6	Itapevi	215,832	Class II	1,413	594,451	4+	2003
7	Tremembé	2,329,001	Class I and II	912	3,763,650	10	1996
8	Itaboraí	4,200,000	Class II	687	66,924,474	20+	2010
9	Piratininga	759,297	Class II	846	4,732,660	25	2012
10	Feira de Santana	299,335	Class II	610	2,658,387	15+	2014
11	Catanduva	1,038,664	Class II	358	7,485,323	15+	2009
12	Sarandi	350,275	Class II	179	3,132,233	20+	2010
13	Jardinópolis	182,716	Class I and II	214	338,816	10+	2005
	Total	17,386,213	—	16,961	134,247,992	—	—

(1)	The landfill sites listed do not include the greenfield projects currently being developed. For more information regarding the greenfield projects, see “—Landfills.”

(2)	Class I residues are considered to be hazardous and Class II residues are non-hazardous.

(3)
Data presented corresponds exclusively to remaining capacity for which we have already obtained a license for expansion from the relevant governmental authorities, and the figures presented do not consider disposal capacity beyond this licensed amount. In addition to these amounts, as of December 31, 2017, we had an additional capacity of 23.0 million cubic meters for which licenses had not been obtained (13.3 million corresponding to unlicensed capacity at our Paulínia landfill, 9.6 million corresponding to unlicensed capacity at our Curitiba landfill and 76,000 corresponding to unlicensed capacity at our Jardinópolis landfill).

Our landfills generate revenue from disposal and tipping fees based on the type and weight of waste being disposed, which are paid by private and public collection companies, municipalities and large C&I waste generators. Our standard disposal agreement is a one- to three-year renewable agreement with annual price adjustment based on inflation indexes and charged on a monthly basis. While, as a result of the competitive bidding process, our landfill contracts with our municipal customers typically stipulate a fixed amount per ton of waste disposed, the amount invoiced to municipal customers on a monthly basis varies based on actual volume of waste disposed. For certain municipalities for which we provide waste collection services, such as Curitiba, Maceió and Aracaju, we also provide landfill services; however, such landfill services are governed by separate contracts apart from our waste collection services.

With the exception of the landfill in Maceió, which is a concession established in a leased area, all of our landfills are established in duly-licensed proprietary or leased areas. All of our landfills include soil protection systems, draining and collection systems for percolated liquids and greenhouse gases, rainwater drainage systems and geotechnical monitoring systems, with regular reports controlled by environmental authorities.

Principal Customers in Landfills Segment

Our principal customers in our Landfills business segment are similar to those in our Collection and Cleaning Services segment, principally as a result of our relatively high rate of internalization, there is a significant degree of overlap between our customers in the Collections & Cleaning segment and Landfills segment. Collections and disposal services are generally provided pursuant to separate agreements with different pricing models. For more information, see “—Collection & Cleaning Services” above. Our main customers in this segment are municipalities (accounting for 44.0% of our net revenues from this segment in 2017) private and public collection companies (accounting for 28.4% of our net revenues from this segment in 2017), and large C&I waste generators (accounting for 27.6% of our net revenues from this segment in 2017). Our principal customers in our Landfills business segment include the municipalities of Curitiba, Maceió and Aracaju. In addition, other significant customers in this segment include the municipalities of Campinas and Paulínia and private customers such as Arcelor Mittal and Renova.

Licensing Regulations for Landfills

We work carefully to select the location of our landfills, transfer stations and greenfield projects, which are subject to strict environmental licensing due to nature of our activities.

Under Brazilian law (Federal Law No. 6,938/1981), the construction, installation, expansion and operation of effectively or potentially polluting activities, such as landfills, transfer stations and power plants, are subject to environmental licensing by the relevant governmental authorities. Specifically, an environmental license is needed for approval of the feasibility of landfills, transfer stations and greenfield projects, initial construction and start of our operations, as well as for any future expansions.

The Brazilian Constitution grants federal, state and municipal governments the authority to issue environmental protection laws and to publish regulations based on those laws. While the Brazilian federal government has authority to issue environmental regulations setting general standards for environmental protection, state governments have the authority to issue stricter environmental regulations. Municipal governments may only issue regulations regarding matters of local interest or as a supplement to federal or state laws.

With respect to environmental licensing, as a general rule, IBAMA (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), is the competent authority for the environmental licensing of undertakings and activities of national interest or capable of causing significant environmental impact in a regionally or internationally, or for activities located in certain protected areas such as indigenous lands or territorial waters, among others. The local environmental entities are responsible for the licensing of enterprises with a local impact. The state environmental authorities have jurisdiction to conduct the licensing process of for activities whose impacts are restricted to their territory and whose licensing jurisdiction is not assigned to federal or local agencies.

In the state of São Paulo, the environmental agency is CETESB (Companhia Ambiental do Estado de São Paulo) and in the state of Paraná, the environmental agency is IAP (Instituto Ambiental do Paraná). Also, in some of the larger municipalities in which we operates there are local regulators that enforce their own rules and licensing procedures. For example, in city of São Paulo, we are subject to licensing by the Secretary for the Environment (Secretaria do Verde e Meio Ambiente).

The specific requirements to operate a landfill in Brazil vary from location to location, depending in part on the particular characteristics, size, location, and potential environmental impacts of each landfill. The environmental licensing process in Brazil, as a general rule, consists of a three-step system, in which each license is contingent upon the issuance of its preceding license, as follows:

•
Preliminary License (“LP”): granted during the preliminary stage of planning of the enterprise or activity approving its location, conception and environmental feasibility, and sets forth the basic requirements to be met during the subsequent stages of its implementation. Generally, LPs will only be issued upon the successful completion of an environmental impact study (such as the Environmental Impact Assessment and the Environmental Impact Report – Estudo de Impacto Ambiental e Relatório de Impacto Ambiental);

•
Installation License (“LI”): authorizes the implementation of the project and commencement of construction which culminates in a final review by the relevant environmental agency before the facilities begin operating. Applications for the LI must be made through the applicable environmental authority accompanied by an environmental report ensuring compliance with the requirements of the LP, and a certificate issued by the municipal government regarding land use; and

•
Operational License (“LO”): after implementing the project in accordance with all previously established requirements and undergoing a final review, the operation of the project is authorized in compliance with the technical conditions set forth therein, including any environmental control measures and operating conditions. Applications for the LO must be made through the applicable state-level environmental authority accompanied by an environmental report ensuring compliance with the requirements of both the LP and the LI.

Environmental licenses are issued on a conditional basis, meaning that they set forth technical requirements and obligations that must be complied with in order to maintain the validity of the respective licenses. The accomplishment of technical conditions may involve the adoption of specific pollution control measures and other actions that may implicate high costs to us.

In addition to the general guidelines set by the Brazilian federal government, each state has the power to issue specific regulations governing environmental licensing procedures under its jurisdiction. In addition, depending on the level of environmental impact caused by the exploratory activity, the procedures for obtaining an environmental license may require assessment of the environmental impact and public hearings, which can considerably increase the complexity and duration of the licensing process and expose the relevant operations to potential legal claims.

Once granted, licenses must be renewed periodically to ensure continuous compliance with the previous technical requirements. The maximum term for environmental licenses is five years for LPs, six years for LIs and 10 years for LOs. Every environmental license must have its renewal request to be presented to the competent agency on a timely basis (generally, at least 120 days prior to expiration), and the validity of licenses will be extended automatically until the environmental body has rendered a decision on the renewal request.

Failing to secure licenses or authorizations from the environmental agencies for the construction, implementation, modification, expansion and/or operation of potentially pollutant activities and/or enterprises will subject the violator to criminal and administrative sanctions, including the imposition of penalties of fines, suspension of activities, deactivation and demolition, among others. These penalties are also applicable if a project developer fails to fulfill the conditions established in its environmental license.

In addition to the above technical requirements, the installation, expansion and operation of our landfill operations in areas considered close to communities and other population centers may require us to consult with representatives of potentially affected communities, social movements and local government organizations. We may be required to negotiate with such groups as a condition to obtaining local government approvals and the necessary environmental licenses for our landfills.

Greenfield Projects

The landfill business is characterized by high barriers to entry resulting from the significant capital costs of landfill development, increasingly stringent environmental legislation and the lengthy and uncertain permitting process for new landfills.

Through our many years of experience in the landfill business, we have become one of the leading experts in landfill siting, development and operation in the Brazilian waste management industry. We have assembled a team of specialized professionals that monitors various locations for potential landfill site acquisitions, taking into account environmental, demographic, economic as well as other aspects. We compile this information into a continuously updated database that we used in making landfill site acquisition decisions. Once a decision has been made to acquire a landfill site, our specialized team of regulatory and licensing experts play a critical role in obtaining the necessary licenses and approvals to develop and operate the contemplated landfill. We have developed specialized knowledge and experience in managing the regulatory process at the federal, state and municipal levels, and our technical teams are capable of carrying out complex analyses on proposed landfill sites, including sophisticated geotechnical and topographical surveys. These analyses are then used to prepare detailed reports that are submitted to the licensing authorities, which can help expedite the licensing process. We also possess an experienced landfill project development team, which conceives all landfill projects with the appropriate safety features while seeking to maximize the utility to be derived from the landfill site. In addition, We possess an active M&A team that is dedicated toward identifying and evaluating potential acquisition targets as well as new landfill project developments, with specialized knowledge in integrating these new projects into our operations. After a landfill has been developed or acquired, our landfill operations team comes into play with its several years’ experience in managing landfill operations.

To satisfy future disposal demand, we are currently developing four greenfield landfill projects in strategic locations that we believe are located in underserved regions of Brazil. These four greenfield projects have a combined potential processing capacity of over 3,500 tons of waste daily, adding significant value to our existing landfill infrastructure and will help to replenish our landfills’ capacity in the future.

The table below sets forth certain details of our greenfield projects:

#	Residues(1)	Totals per day (2017)
1	Class II	800
2	Class I and Class II	1,000
3	Class I and Class II	1,500
4	Class I and Class II	200
Total	—	3,500

(1)	Subject to final regulatory licensing and approval.

We cannot assure you that all proposed or future expansions of our greenfield projects will be successfully realized as intended or at all.

Oil & Gas (O&G)

Our Oil & Gas segment provides on-site and off-site biological remediation of soil that has been contaminated with oil or other pollutants as well as cleaning of storage tanks. We provide remediation and cleaning services in several sites and transfers the contaminated soil to our biopile facilities located in the Paulínia and Curitiba landfills. In these facilities, the soil goes through a bioventing process whereby contaminated soil is stacked into engineered piles or cells with the aim of enhancing conditions required for biodegradation by controlling oxygen and nutrients such as phosphorus, nitrogen and water. Bacteria or microorganisms are added to the waste and the soil, in order to degrade hydrocarbon contaminants such as diesel that are affixed to the soil particles. Our Oil & Gas segment accounted for only 4.5% of our total net revenues from services rendered in 2016 and 1.9% in 2017.

This segment’s soil remediation is provided primarily to one main customer, Petrobras, which accounted for 83.6% of the Oil & Gas segment’s net revenues from services rendered in 2016 and 71.4% in 2017. Petrobras contracts with us to clean contaminated sites on an as needed, per-engagement basis, rather than on a fixed or term basis. Accordingly, revenues derived from our Oil & Gas segment are highly dependent on demand from Petrobras, and are therefore subject to volatility in direct correlation to increases or decreases in Petrobras’ need for soil remediation services.

Value Recovery

Through our Value Recovery segment, we develop processes to convert and recycle collected waste into usable and efficient forms of energy and/or recyclables which can be sold to third parties. We also have the capabilities to carry out traditional recycling activities, including the recycling of complex electronic devices. This segment is driven by public and private markets that view environmental stewardship as a top priority.

Our activities in our Value Recovery segment can be divided into four sub-segments: (i) landfill gas-to-energy, (ii) co-processing and blending, (iii) reverse manufacturing and waste recycling and (iv) carbon credit trading, each described in greater detail as follows:

Landfill Gas-to-Energy

Energy generated from landfill gas is considered a renewable resource, since this fuel source is derived from household waste and other materials that have been deposited in landfills, and, therefore, because it is considered sustainable, it is eligible to tax benefits.

Our landfill operations naturally produce methane as well as other biogases from the decomposition of organic compounds. These biogases are readily available, renewable energy sources that can be gathered and used beneficially as an alternative to fossil fuels or to generate electricity. We capture these biogases at our landfills using drains installed throughout our landfills, channeling them to processing plants through a gas network interconnecting the drains. At our power plants, these biogases go through a process of filtration and cooling to fuel the turbines that burn biogas and generate electricity.

We have been generating electricity from our landfill gases since 2014. We currently operate two landfill gas-to-energy generation facilities at our Curitiba and Guatapará landfills, with a total installed capacity of approximately 14 MW and energy generation and sale of 82,005 MWh in 2017 and 49,081 MWh and 38,811 MWh in the years 2016 and 2015, respectively. In addition, we have received approval for the required permits to develop new gas-to-energy generation facilities at our Paulínia, Tremembé, Maceió, Piratininga and Aracaju landfills, which together comprise a total potential capacity of 46 MW. We believe we also have the potential to add a further 19 MW in new energy generation capacity, both through for the expansion of our existing gas-to-energy generation facilities, and through the construction of new gas-to-energy generation projects, which could result in a total aggregate capacity across all of our gas-to-energy generation facilities of up to 80 MW over the coming years.

We sell approximately 80% of the energy we generates from our biogas generation operations to private customers in the free market pursuant to power purchase agreements usually on three-year terms with annual inflation-based price adjustments, and the remaining approximately 20% in the spot market to benefit from the more volatile Brazilian energy market. In 2017, we generated and sold 82,005 MWh of energy generated from our landfill gas-to-energy operations (49,081 MWh and 38,811 MWh for the years 2016 and 2015, respectively).

We are continuously looking to invest in businesses and technologies that offer ancillary or supplementary services or solutions to our current operations, and we believe there are significant opportunities in Brazil for the commercialization of landfill gas and our byproducts. In the future, we may expand our landfill gas operations to include the distribution of landfill gas as a direct substitute for fossil fuels in industrial processes, or the processing of landfill gas into natural gas for sale as vehicle fuel or to natural gas suppliers.

Co-Processing

Co-processing is the use of waste materials as substitutes for primary fuel and raw materials in industrial processes, such as cement production. A wide range of waste materials may be used in co-processing, ranging from papers, plastics and wood to industrial byproducts, such as used oil, tires, solvents or paint sludge, or even obsolete pesticides and other organic waste materials. Co-processing offers a significant potential for the reduction of greenhouse gas emissions from fossil fuels, primarily by increasing the energy recovery factor from industrial waste streams that would have otherwise been destined to landfills and incinerators.

We maintain commercial agreements with some of the largest industrial companies in Brazil for collection and treatment of certain types of industrial waste for co-processing into a form of fuel commonly referred to as a RDF (refuse-derived fuel). RDF is a combustible “blend” with high energy output value that can be used in a variety of contexts, including, most commonly, in cement kilns, boilers and biomass plants.

We operate two co-processing facilities, one in Sorocaba, São Paulo and another in Balsa Nova, Paraná. Co-processing employees use equipment such as backhoe loaders, wheel loaders or lifts to move and mix the waste, and use grinders and screeners to create a homogeneous blend. Then, employees use machines to handle the material and to pack the blend into large containers, bulks or barrels, which are then transported to the cement plants by contracted third parties. Co-processing is not a capital-intensive process. As of December 31, 2017, our co-processing and blending facilities have a daily processing capacity of 700 to 900 tons of waste.

We supply RDF free of charge primarily to cement plants for use as an energy input in their industrial ovens. While we do not currently generate additional revenues from the supply of RDF to cement plants, we do receive collection and disposal fees from the industrial companies producing the waste that is used as an input in the co-processing to produce RDF. We may, however, opportunistically pursue opportunities to further monetize our co-processing activities in the future through the sale of RDF should market conditions so permit.

Waste Recycling

We operate one waste recycling facility at our Paulínia landfill with capacity to process approximately 40 thousand tons of waste per year, the primary function of which is to segregate inorganic from organic waste and has contracted the construction of MRF in the Paulinia landfill with capacity to handle 500 tons of MSW per day. This facility is expected to begin operations in the third quarter of 2018. Organic waste with high energy output value is converted into RDF by means of the co-processing described above and supplied to cement plants, while metals and plastic waste products are sold as commodities, with the remaining waste being disposed at our Paulínia landfill.

We also operate one reverse manufacturing facility that breaks down complex electronic devices and products with diverse components into simple and easily disposable materials. Our reverse manufacturing services are offered pursuant to medium-term contracts with large electronic-producing companies that seek our specialized services to limit the environmental impact of the disposal of their electronic waste output. The component parts of the electronics that we collect, primarily metals, electronic parts and plastic waste products, are sold as commodities. We recycle such electronic devices in an efficient manner, ensuring that at least 85% of the original parts are effectively recycled and reused. In 2017, our subsidiary Oxil recycled 56 tons of toners and 478 tons of other electronics.

We also operate a mechanized recycling system that has the capacity to process various types of construction materials. The materials are converted into raw materials with physical properties similar to unused products, however, with more competitive costs. Recycled materials produced as part this process include sand, gravel, stones, mortar, concrete, crushed ceramic material and other materials that can be used in various aspects of the construction industry.

Contracts in connection with our recycling operations generally provide for the payment of a collection fee and set forth the terms pursuant to which the recycling byproduct may be sold.

In 2016, Brazilians generated about 78.3 million tons of municipal solid waste and recycled and composted about 1.5 million tons of this material, equivalent to a 2.0% recycling rate, according to ABRELPE data. As Brazil continues to develop its regulatory framework with an increasing focus on environmental sustainability, we believe that there may be attractive opportunities to capitalize on recycling-related activities. In addition, we believe that higher recycling rates would bode well for the longevity of a landfill-focused disposal model in Brazil by making use of waste that would otherwise have been disposed in landfills. We also perceive the expected environmental benefits of increased recycling as an important social benefit that is consistent with our philosophy of environmental sustainability, by, for example, decreasing the use of primary resources and energy, and reducing water and air pollution (including greenhouse gas emissions).

Carbon Credit

Under the Kyoto Protocol, signatories are required to abide by certain caps, or quotas, on the amounts of greenhouse gases emitted, and, to meet such quotas, participants are allowed to trade carbon credits to offset their carbon emissions. Carbon credit revenue consists of a tradable certificate or permit representing the right to emit carbon dioxide, which we sell to carbon emitters. Our landfill operations produce methane as well as other biogases as a result of the biological decomposition of organic waste in our landfills, some of which we process by burning such gases in our Paulínia landfill to convert them into carbon dioxide and carbon monoxide. As methane is a greenhouse gas that has approximately 21 times the heat-trapping capacity of carbon dioxide, our process of reducing methane into carbon dioxide and carbon monoxide generates carbon credits.

We have been selling carbon credits generated from our landfill operations since 2006, at prices of approximately EUR1.98 per Certified Emission Reduction (one Certified Emission Reduction is equivalent to one ton of carbon dioxide avoided in the atmosphere). We sell the carbon credits we generate to the NEFCO (Nordic Environment Finance Corporation) pursuant to a procurement contract that expires in 2020, which it uses in order to meet Norway’s requirements under the second commitment period of the Kyoto Protocol.

Our stock of carbon credits is measured by United Nations and recognized companies, through approved methodologies, to quantify the amount of carbon credits that we can sell. From 2015 to 2017, we had sold a total of 1,031,590 Certified Emission Reductions carbon credits resulting in total revenues of R$7.2 million. As of December 31, 2017, we had a stock of 412,075 Certified Emission Reductions ready for sale.

We anticipate that a continued focus by regulatory authorities on environmental issues could increase the demand for carbon credits we generate, and could present an attractive opportunity to generate ancillary revenues in the future.

Principal Customers Value Recovery

Our principal customers in our Value Recovery business segment are Apple, Votorantim Cimentos, HP, Goodyear, ABB, Dow Chemicals, CPFL and Camil.

Competition

The Brazilian waste management industry is highly fragmented and, accordingly, we face competition in all aspects of our operations. According to internal studies based on ABRELPE data and other public information related to landfills locations and size, in 2016, no one player in the Brazilian waste management sector had greater than a 10% market share, and the top five players collectively had an approximately 28.0% market share in terms of volume. We are the largest waste management company in Brazil in terms of waste disposal market share, with 8.0% market share.

The graph below demonstrates our market share relative to our main competitors in 2016, which is the date that the most recent ABRELPE data is available :

Competition in the waste management industry is mainly driven by a few large companies and several smaller and regionally-based companies. We believe that most of our competitors are typically family-owned companies that lack the scale, technology and skilled management that we possess. We believe that these characteristics position us as an obvious consolidator in Brazil’s waste management sector, and that the potential for acquisitions and consolidation presents an opportunity to generate value from increased scale and efficiency. Nevertheless, in any given market, certain competitors may have larger operations and greater resources available than us. Municipal landfills, in most part, are used exclusively to dispose the waste generated by its own municipality, therefore the competition that we face with our landfills is not significant.

Our principal competitors in each of our business segments include:

•	Collection and Cleaning Services: Solvi, Vital, Marquise, Ambipar, Sustentare, Constroeste, Seleta

•	Landfills: Solvi, Vital, Haztec and Proactiva (Veolia), JSL, Marquise

•	Oil & Gas (O&G): Essencis, Ambiental do Brasil, Geoclock, Arcadis

•	Value Recovery: Essencis, Haztec, Serquip, Renova, Ecoprimos, Revalore

We compete for municipal contracts and private sector accounts primarily on the basis of price and the quality of our services. Operating costs, disposal costs and collection fees vary throughout the areas in which we operate. The prices that we charge are determined locally, and typically vary by volume and weight, type of waste collected, treatment requirements (especially the availability to treat the leachate generated in the landfill), risk of handling or disposal, frequency of collections, distance to final disposal sites, the availability of airspace within the geographic region, labor costs and amount and type of equipment furnished to the customer. From time to time, our competitors reduce the price of their services in an effort to expand market share or to win a competitively bid municipal contract. Our ability to maintain and increase prices in certain markets may be impacted by our competitors’ pricing policies. This may have an impact on our future revenue and profitability.

Marketing and Sales

Our marketing and sales efforts are conducted on a company-wide basis, rather than individually for each of our business segments. For our municipal customers, we enter into competitive bidding processes to win long-term contracts to provide municipal collection services. Due to the strength of our localized operations and highly experienced regional management teams operating through our four main regional hubs, we maintain close relationships with key decision-makers throughout our markets, which we believe positions us well to capitalize on new municipal contracts and renew existing ones. For our private sector customers, our marketing and procurement efforts are mainly focused on the segmentation of the target market (principally the manufacturing industry) and the customization of marketing proposals.

Seasonality

We experience moderate revenue seasonality in our business segments due to the location of certain landfills in regions that depend heavily on tourism, therefore leading to an increase in the volume of waste processed at these landfills in the summer months. Moreover, periods of heavy rain will generate a higher volume of leachate at our landfills leading to an increase in costs.

On a cash basis, we experience a higher rate of payments on our accounts receivable from municipalities during the first three months of each year, as Brazilian municipalities receive an annual transfer of federal funds at the beginning of the year. The rate of payments on accounts receivable progressively decreases as the year progresses, with the fourth quarter of each year exhibiting the longest collection periods.

In addition, we also experience a lower overall rate of payments on our accounts receivable from municipalities during election years and during the first quarter of the years following elections. Elections were last held in Brazil in 2016.

Raw Materials and Suppliers

Our principal raw materials are in relation to the purchase and leasing of the light vehicles, trucks and heavy machinery that comprise our fleet together with the diesel fuel needed to operate our collection and transfer vehicles. In Brazil, the collection and transfer trucks that comprise our fleet are manufactured and sold primarily by Volkswagen, MAN, Mercedes Benz and Ford. As of December 31, 2017, we owned approximately 80% of our fleet, while 20% was leased or rented. Our leasing contracts for our fleet are typically for a term of four years, with the option to buy the leased equipment at the end of the leasing period at a set price. As of December 31, 2017, the total value of these lease agreements was R$18.9 million, and they are set to expire between June 30, 2020 and July 31, 2020.

We purchase fuel from a number of distributors in Brazil, principally from Ipiranga Produtos de Petróleo S.A., pursuant to long-term contracts providing us with generally more attractive pricing than we could otherwise obtain in the open market. Our diesel fuel contract with Ipiranga provides for the purchase and delivery of a minimum of 33.6 million liters of diesel fuel per year at a fixed price, with prices being adjusted on a yearly basis. Fuel delivery takes place upon request. Prices are set by Ipiranga and are billed to companies in a similar industry at a set rate. The contract does not have a fixed term but may be cancelled by either party with at least 30 days’ advanced notice.

We also contract with third parties that provide leachate treatment and disposal, which consist of costs associated with the physical, chemical and biological treatment of leachate as well as costs associated with the transportation of this residue from our landfills to treatment plants, which in the majority of cases are offsite and operated by third-parties. We and our subsidiaries have entered into eight service contracts with various suppliers for the collection, treatment and transportation of leachate. The price of the service contract is calculated based on the price per cubic meter of leachate, and the aggregate value of our service contracts for leachate collection, treatment and transportation is R$29.3 million as of December 31, 2017. All agreements are set to expire on September 1, 2019, and vary in duration from six months to eight years, depending on the amount of services provided.

Insurance

We have insurance policies covering (i) environmental damage; (ii) civil responsibility; (iii) our fleet, equipment and properties; and (iv) directors’ and officers’ insurance, among others. We believe that all insurance amounts are adequate to cover potential losses. We believe that the insured amount described above are sufficient, considering our business activities and exposure to risk. For more information, see note 33 to our audited financial statements included elsewhere in this annual report.

Regulation

There have been significant developments in the regulatory environment of the waste management industry in Brazil at the federal, state and municipal levels. These new regulations have significantly benefited the waste management operators, and have created opportunities for the remediation business as well as for services in the collection, treatment and destination of all waste types. Recently, Brazilian environmental regulatory agencies have been increasing their enforcement activities aimed at reducing environmental damages and enforcing current regulations.

The Brazilian waste management industry is heavily regulated at the federal, state and municipal levels. At the federal level, the main regulatory bodies are: IBAMA (Instituto Brasileiro de Meio Ambiente) and National Council of the Environment (CONAMA), which are part of the Ministry for the Environment, and ANVISA (Agência Nacional de Vigilância Sanitária). The federal authorities work with the state authorities. For example, in the State of São Paulo, the environmental authorities are CETESB (Companhia Ambiental do Estado de São Paulo) and SMA (Secretaria de Meio Ambiente), while in the State of Paraná, the environmental authorities are IAP (Instituto Ambiental do Paraná) and SEMA (Secretaria de Estado do Meio Ambiente e Recursos Hídricos). In addition, in some of the larger municipalities there are local regulators that enforce their own rules. For example, in the city of São Paulo, the environmental authority is the Secretary for the Environment (Secretaria do Verde e Meio Ambiente) and, regarding health issues, COVISA (Coordenação de Vigilância e Saúde).

The Brazilian Constitution grants federal, state and municipal governments the authority to issue environmental protection laws and to pass regulations based on those laws. While the Brazilian federal government has jurisdiction to issue environmental regulations setting minimum general standards for environmental protection, state governments have the jurisdiction to issue stricter environmental regulations. Municipal governments may only issue regulations regarding matters of local interest or aiming at supplementing federal or state laws.

Environmental Regulations

Environmental Liability

Environmental liability may be attributed under civil, administrative and criminal spheres, with the imposition of administrative and criminal sanctions, in addition to the obligation to redress the damages caused.

The Brazilian National Environmental Policy sets forth strict civil liability for environmental damages. The fact that the offender’s operations are licensed does not waive such liability. Under Brazilian law, legal entities and individuals directly or indirectly involved in the damaging or polluting activities are subject to joint and several liabilities.

Criminal liability also applies to both individuals and legal entities that violate environmental laws. As a result, a legal entity’s officer, administrator, director, manager, agent or proxy may also be subject to criminal liability if he is negligent or commits environmental crimes. Settlement of civil and administrative proceedings does not prevent criminal prosecution. Freedom-restricting-penalties (confinement or imprisonment) are often reduced to right-restricting penalties, such as community services.

Administrative penalties include single fines of up to up to R$50,000,000.00, or daily fines, full or partial suspension of activities, right-restricting penalties and orders to redress damages, among others. In addition to criminal and administrative sanctions, Brazilian environmental laws require the offender to repair or indemnify for damages caused to the environment and to third parties. Enforcement of fines may be suspended upon settlement with environmental authorities for damage redress. In the event of failure to redress damages or to pay fines, the corporate veil piercing doctrine may apply.

In addition, according to Brazilian legislation, after the closure of a landfill, we must continue to monitor the underground and surface water and maintain the leachate treatment, the gas collection system, the drainages and the capping of closed landfills for a long period, until the closed site is no longer potentially harming to the environment or the community.

Management of Waste

The Solid Residues National Policy, which is outlined by the Federal Law No. 12,305/2010, determines that the management and final disposal of residues must not cause any damage to the environment, nor any inconvenience to the public health and welfare. As a result, Brazilian legislation regulates the sorting, collection, storage, transportation, treatment and final disposal of residues, and states that parties outsourcing such activities are jointly liable with the contracted third parties in the event of environmental damages.

Inappropriate disposal as well as potential accidents resulting from the transportation of waste can be a factor of environmental contamination and trigger the imposition of penalties at the administrative (which could include warnings, fines, embargoes, and suspension of financing and tax benefits) and criminal levels, despite the obligation to redress the damages caused.

The Solid Residues National Policy also created a new legal regime intended to produce a positive impact on the waste management industry. The creation of this new regime established relevant waste management sustainability goals through the following measures:

•
shared responsibility among manufacturers, importers, distributors, retailers, consumers and governmental agents for the life cycle of certain products, which places specific obligations on each of these entities across the waste management chain;

•
regulation of the regional and local waste management authorities, in order to guide such authorities on the management of waste and allocate resources to those entities for promoting cost reduction programs;

•
requires the private sector to develop waste management plans, which includes segments such as mining, industrials, hospitals, drugs manufacturers, water and sewage companies, construction companies, ports, airports, roads, railways and companies within the agribusiness, among others. Those that do not comply with the Solid Residues National Policy would not be entitled to eventual environmental licenses that would be required to their businesses;

•	prohibits the disposal of solid waste into dumps, which shall be gradually eliminated or cleaned up (decontaminated);

•
establishes the mandatory reverse logistics, which consists in returning products post consumption from the final consumer to the manufacturer or importer independently from the public waste collection; and

•	tax incentives for energy generated from waste.

Finally, as the waste-to-energy technology becomes more efficient and cost effective, new opportunities are being presented to Brazilian waste management companies to enter into the power generation business, notably through landfill gas and the development of new businesses to supply the international demand of carbon credits. As waste-to-energy technology—such as in our value recovery segment—becomes more efficient and cost effective, new opportunities might arise for waste management players in Brazil to enter into the power generation business through landfill gas and clean waste incineration, among other methods.

The National Solid Waste Policy also sets forth specific obligations with a view to reduce the volume of solid residues and mitigate the adverse impact on human health and on the environment, such as the take-back obligations imposed to manufacturers or other actors in the product life cycle of certain products.

Pursuant to the National Solid Waste Policy Act, outlined by the Federal Law No. 12,305/2010, administrative penalties applicable to the inadequate provision of solid waste, liquids and gases, whether or not causing effective pollution, include, among others, the embargo of the activity and fines up to R$50 million. According to our experience, the maximum penalty is only imposed in cases of severe damage to the environment.

Contaminated Areas

The existence of contamination may be confirmed by investigatory evaluations carried out by specialized technical consultants, through the assessment of past and current conditions of the area, occupancy history, natural characteristics, sampling of soil and groundwater, among other aspects. An area may be deemed as contaminated when the concentration of polluting substances is higher than the quality standards set forth by the applicable legislation. Contamination events may arise from planned, accidental or even natural pollution due to the disposal, accumulation, storage or infiltration of substances or wastes, resulting in adverse impacts to the soil and water.

In the civil sphere (strict liability, irrespective of fault), the remediation of environmental damages involves joint and several liability, which means that the detection of contamination requires that actions be taken by the causer of the damage (even if it does not have the possession or ownership of the area), by the owners and occupants of the property, as well as by whomever benefits itself from the existing environmental damage. The environmental agency may require from any of the aforementioned agents that corrective steps be taken to establish quality levels compatible with the present and future use of the area.

It is also important to bear in mind that claims seeking the restitution of environmental damages are not subject to cap values. Likewise, liabilities for environmental damages are not subject to statute of limitations and, therefore, shall not be extinguished by the course of time.

Licenses

For a description of licensing requirements, see “—Landfills” above.

C.	Organizational Structure

The chart below sets forth our simplified corporate structure as of the date of this annual report:

Shareholders of Estre Ambiental, Inc.
Estre Ambiental, Inc. (Cayman)
Certain holders of Class B Common Stock
Class B Common Stock
Class A Common Stock
Road Participações Ltda. (Brazil)
Estre USA Inc. (Delaware)
70.9%
29.1%
Estre Ambiental S.A. (Brazil)

The Company currently holds in treasury 8,871,895 common shares previously held by Angra and, thus, in accordance with Brazilian Law No. 6,404/76, such shares will not hold voting or dividend rights for as long as they remain in the treasury of the Company. Therefore, such shares were not considered for the purposes of the calculation of the percentage of equity interest held by each of the shareholders of the Company as described above. In the event the Company transfers any of the treasury shares, the percentages provided above may be altered.

In addition, the chart below sets forth details of the subsidiaries of the Company as of the date of this annual report (including entities to be spun off in connection with the Transaction):

D.	Property, Plant and Equipment

Our principal property and equipment consists of land, landfills, buildings, vehicles and equipment. We own or operates 13 landfills, five transfer stations, three facilities for the treatment of medical waste, two units for blending hazardous waste, one recycling and RDF unit, one reverse manufacturing facility, two biogas power generation plants and two effluent treatment facility. In addition, we own the land on which we intend to develop four additional landfills. As of December 31, 2017, we also owned or leased a fleet of 1,165 vehicles consisting mostly of collection and transfer trucks.

We also are responsible for a closed cell on Paulínia landfill, which landfill is composed of a total of two cells. The total amount provisioned as a contingency for landfill closure and post-closure obligations was R$113.5 million as of December 31, 2017. The post-closure period generally runs for 20 years after final landfills site closure.

For more information, see “Item 3.A. Key Information—Selected Financial Data” and note 2.11. to our audited financial statements included elsewhere in this annual report.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Introduction

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our audited financial statements included elsewhere in this annual report on Form 20-F. This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors including, without limitation, those set forth in “Item 3.D. Key Information—Risk Factors” and the matters set forth in this annual report generally.

The Transaction

Prior to the Transaction, the Registrant had limited or no assets, operations or activities. The Registrant was incorporated to become the holding entity of the Company to effect the Transaction. Considering that substantially all of the shareholders of the Company exchanged their shares of the Company for shares of the Registrant, the Transaction was accounted for as a reverse recapitalization transaction. The historical operations of the Registrant are deemed to be those of the Company. Thus, the financial statements included in this report reflect (i) the historical operating results of the Company prior to the Transaction, as restated as of and for the years ended December 31, 2016 and 2015, as described under “Explanatory Note”; (ii) the consolidated results of the Registrant and the Company following the Transaction; (iii) the assets and liabilities of the Company at their historical cost; and (iv) the Registrant’s equity and earnings per share for all periods presented.

As of December 31, 2017, Estre USA had assets of R$1.2 million reflecting its cash position and did not generate revenues from operations.

The main financial statement effects of the Transaction were as follows:

•	the receipt by the Registrant of R$37.1 million (US$11.2 million) from existing shareholders of Estre USA that did not redeem their public shares in connection with the Merger;

•
the receipt by the Registrant of R$425.6 million (US$128.7 million) from the gross proceeds of the sale of 15,438,000 of our ordinary shares and 3,748,600 warrants to purchase ordinary shares to certain institutional investors unaffiliated with us pursuant to the PIPE Investment;

•
the payment of R$366.0 million (US$110.6 million) used to partially repay certain of our indebtedness pursuant to the Debt Restructuring, which was repaid using the net proceeds from the transactions referred to above;

•
a discount of an amount corresponding to 25% of the prepaid amount of our debentures and related debt acknowledgment instrument as of such date, totaling R$91.5 million (US$27.7 million), and reclassification of the remaining balance of debentures and related debt as non-current; and

•	payment of R$96.7 million (US$29.2 million) in fees and expenses in connection with the Transaction.

Internal Evaluation Process and Restatement of Financial Statements

The financial statements as of December 31 and January 1, 2016 and for the years ended December 31, 2015 and 2016 included in this annual report have been restated as further explained under “Explanatory Note” arising from the Internal Evaluation Process.

For additional information, see “Explanatory Note”, “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings and Pending Investigations” and notes 1.4 and 1.5 in our audited financial statements included elsewhere in this annual report.

Key Factors Affecting Our Results of Operations

Brazilian Macroeconomic Environment

As a company with all of its operations and activities conducted in Brazil, our results of operations and financial condition are affected by Brazilian economic conditions. Most notably, we are impacted by Brazilian economic growth and its consequences on our customers’ ability to pay in a timely manner, particularly our municipal customers that may confront fiscal challenges and cash shortages in an adverse macroeconomic scenario. In addition, the Brazilian interest rate environment and inflation materially impact our financing costs, as 98.7% of our indebtedness was linked to floating rates as of December 31, 2017, with the majority linked to the Brazilian CDI rate as well as the Brazilian TJLP rate. Inflation in Brazil also impacts our revenue from services rendered, cost of services and other operating expenses as a result of our inflation-adjusted contracts with both our customers and suppliers as well as annual inflation adjustments that we are required to make pursuant to the collective bargaining agreements that we maintain with employees.

The Brazilian macroeconomic environment has historically been characterized by significant variations in economic growth, inflation and interest rates. Our results of operations and financial conditions are affected by these factors. The table below sets forth Brazilian GDP, inflation rates, interest rates and exchange rates as of and for the years ended December 31, 2017, 2016 and 2015:
	As of and for the Year Ended December 31,
	2017		2016		2015
GDP growth (contraction)(1)		1.0%		(3.6)		(3.8)
IGP-M(2)		0.5%		7.2%		10.5%
IPCA(3)		3.0%		6.3%		10.7%
CDI(4)		9.9%		14.0%		13.2%
TJLP(5)		7.0%		7.5%		7.0%
Exchange rate at the end of the period per US$1.00	$	R3.31	$	R3.26	$	R3.90
Average exchange rate per US$1.00(6)	$	R3.34	$	R3.49	$	R3.33
Appreciation (depreciation) of the real against the U.S. dollar(7)		22.1%		16.5%		(47%)

(1)	As measured by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) (“IBGE”).

(2)	Demonstrating variation of the Brazilian General Index of Market Prices (Índice Geral de Preços do Mercado) (“IGP-M”), accumulated during the period.

(3)	Demonstrating variation of the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) (“IPCA”), accumulated during the period.

(4)	CDI accumulated during the period.

(5)	The TJLP is the interest applicable to long-term BNDES financing agreements, as of the end of the period.

(6)	Represents the average daily U.S. dollar closing selling exchange rate during the period.

(7)
Comparing the U.S. dollar closing selling exchange rate as reported by the Brazilian Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

Recently, the Brazilian political and economic scenario has been characterized by high levels of volatility and instability, including a contraction of GDP, sharp fluctuations of the real against the U.S. dollar and increased levels of unemployment. These are in part due to economic and political uncertainties resulting from a global decrease in commodities prices as well as to corruption investigations of Brazilian state-owned and private sector companies, politicians and business executives, some of which have led to the ouster and the arrest of several prominent politicians and that spurred the impeachment of former President Dilma Rousseff in August 2016.

Brazil experienced a 3.8% contraction in 2015 followed by an additional contraction of 3.6% in 2016. After contracting two consecutive years, GDP grew 1.0% in 2017.

Launched by the Office of the Brazilian Federal Prosecutor at the end of 2014, the ongoing Lava Jato investigation has probed members of the Brazilian federal government and other members of the legislative branch, as well as senior officers and directors of large state-owned as well as other companies in connection with allegations of political corruption. The resulting fallout from the Lava Jato investigation contributed to the impeachment of Brazil’s former president, Dilma Rousseff, in August 2016 and the destabilization of the Brazilian economy. Brazil’s current president, Michel Temer, has also been the subject of corruption allegations which have resulted in calls for his removal. As Brazil prepares for a general election in October 2018, political uncertainty continues to prevail, particularly following the recent incarceration of former Brazilian President Luiz Inacio da Silva, who, at the time of his imprisonment, was the frontrunner in the presidential race. Throughout this period, the Brazilian political and economic scenario has been characterized by high levels of volatility and instability, including, until 2017, a contraction of GDP, sharp fluctuations of the Brazilian real against the U.S. dollar and increased levels of unemployment. Increasing levels of political instability or uncertainty resulting from the ongoing Lava Jato investigation or other investigations as well as the forthcoming presidential elections may create additional uncertainty in a number of sectors of the Brazilian economy. For more information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Brazil.”

Effects of Inflation and Interest Rates

Inflation rates in Brazil have been volatile in the past. According to IPCA, Brazilian inflation rates were 2.95%, 6.29% and 10.67% in 2017, 2016 and 2015, respectively.

Inflation affects our performance primarily by affecting our revenues from services rendered, which is supported, in almost all cases, by contracts with annual inflation-adjustment clauses. Inflation also affects our results by increasing costs from inflation-indexed supply contracts, increasing expenditures primarily for diesel fuel, electricity, and leachate treatment and disposal as well as wage expenses through our collective bargaining agreements. In addition, some of our indebtedness is generally adjusted with reference to inflation indexes; for example, a significant portion of our debt bears interest based at the Brazilian CDI rate, which is partially adjusted for inflation.

The Brazilian government’s measures to control inflation frequently have included maintaining a tight monetary policy with high interest rates, thus limiting the availability of credit and reducing economic growth. Consequently, the official interest rates in Brazil at the end of 2016 and 2015 were 13.75% and 14.25% as established by the Brazilian Central Bank’s Monetary Policy Committee (Comitê de Política Monetária) (“Copom”). As of December 31, 2017, Copom lowered the interest rates to 7.0%, marking a significant decrease compared to 2016, and further lowered the rate to a historic low of 6.50% in March 2018.  Brazilian interest rates remain relatively high despite a recent downward trend, and any increase could negatively affect our profits and operating results, by increasing the cost associated with financing our activities.

Variations in Brazilian interest rates affect our financial liquidity and capital resources primarily by exposing us to the variations in our floating-rate lending. Substantially all of our debt accrues interest at floating rates, with 98.7% of our loans and financings indexed to Brazilian variable interest as of December 31, 2017, with particular exposure to the CDI rate (to which all of our debentures and related debt acknowledgment instrument are indexed), and, to a lesser extent, the Brazilian TJLP interest rate. Accordingly, rising interest rates significantly impact the costs of our indebtedness, increasing our finance costs. Such an increase could in turn adversely affect our ability to pay our obligations to the extent it reduces cash on hand. Mismatches between rates contracted in assets versus liabilities and/or high volatility in interest rates may result in financial losses for us. The high interest rate environment in Brazil in recent years, impacted in part by high inflation environment, led to the suspension of interest payments and amortization of principal on our debentures since 2014 (for additional information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Brazil”).

Write-off of Property, Plant and Equipment

We are the subject of certain allegations and investigations of misconduct. For further information regarding the related facts, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings and Pending Investigations.” As part of our historical response to the allegations and investigations of misconduct, we engaged independent consultants in November 2016 to review documentation regarding our transactions with certain identified suppliers during the 2010 to 2016 period. These consultants concluded in March 2017 that certain disbursements made by us were not properly supported by documentary evidence. On the basis of the findings this historical investigation, our management made an accounting adjustment resulting in the write-off of property, plant and equipment items totaling R$44.0 million relating to payments by us for goods and services that could not be properly documented during the 2010 to 2014 period. We also made an additional write-off of property, plant and equipment of R$9.4 million as a result of the related review of our inventory based on our improved controls and management systems. This earlier investigation did not capture payments made by Soma, which was the focus of our more recent Internal Evaluation Process.

Participation in Tax Regularization Plan Programs

In 2017, we entered into the Brazilian Tax Regularization Programs which allowed us to settle certain of our tax debts under administrative or judicial discussion. For additional information, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings and Pending Investigations—Tax Proceedings.” While these programs did not provide for amnesty of penalties or interest, it did allow us to resolve certain of our federal tax debts, including some of which were the subject of ongoing disputes, in installment payments. The programs also allowed the partial settlement of tax debts with the use of tax credits and/or the use of tax loss carryforwards. In order to benefit from this program, we were required to waive in advance any defense or rights in relation to administrative disputes involving the tax indebtedness.

The main impacts on the statement of profit or loss in relation to entering into this program in 2017 were (i) recognition of a gain of R$373.2 million recorded under “Income and Social Contribution Taxes” reflecting the recognition of tax loss carryforwards (previously not recognized as a deferred tax assets) that were applied in partial settlement of the tax debts under the Tax Regularization Program, (ii) a R$120.4 million increase in interest expenses recorded under “Finance Costs” reflecting interest accrued on the balance of taxes settled through the Brazilian Tax Regularization Program and (iii) a R$53.6 million loss recorded under “General and administrative expenses” reflecting a provision established corresponding to disputed amounts for which our management had not previously recorded provisions based on their determination that the risk of loss for such liabilities was not probable, and (iv) R$3.0 million in September 2017 reflecting the inclusion of tax liabilities from our Catanduva landfill under this program, which was previously being settled through another tax amnesty program.

It is unlikely that we will be able to settle new tax debts emanating from our December 2017 BFRS tax infringement matters under this program.

Restructuring Plan

Following a period of rapid expansion and growth through organic business generation as well as acquisitions between 2011 and 2013, in 2014, we began recalibrating our strategic focus toward streamlining our business. The implementation of a restructuring plan over the past several years has yielded several tangible benefits, including, among others, improvements to the operating margins, increased efficiency in pricing and in the collection of accounts receivables and generally greater agility in the decision-making processes. In 2013, we developed a restructuring plan, subsequently reassessed and updated in the following years, which has significantly improved our internal procedures and management model. This restructuring plan included the following material initiatives, among others:

•	comprehensive redesign of management information systems, including migration to SAP and implementation of CRM Oracle solutions and pricing systems;

•	decrease in personnel expenses through headcount reductions, including management and leadership headcount;

•	appointment of a new chief compliance officer in 2015, improving our governance and integrity programs and policies;

•
reorganization of the senior management team, including the appointment of a new chief executive officer, Sergio Pedreiro, in early 2015 and, more recently, the appointment of a new chief financial officer, Fabio D’Avila, in December 2017;

•	sale of assets and discontinuation of non-profitable businesses;

•	improvement of operational efficiency through productivity-oriented projects;

•	renegotiation of better terms in supply agreements;

•	disciplined application of upward price adjustments as contemplated in the contracts with municipal customers;

•	disciplined negotiation of debt acknowledgment agreements with municipalities aiming at collecting overdue accounts;

•	creation of a dedicated sales and commercial area to capture private sector C&I customers; and

•	conclusion of a debt restructuring which resulted in a reduction of outstanding indebtedness at a discount to outstanding principal amount and better cost and term conditions.

As a result of these initiatives for the year ended December 31, 2017, the Company improved its capacity to respond to adverse economic scenarios in the Brazilian economy and to position itself as the leading provider of waste management solutions in Brazil.

We believe that our restructuring process has yielded several tangible benefits by streamlining operations, reducing costs, enabling data-driven planning and management and strengthening internal controls and compliance systems. These benefits are reflected in, among other things, an improvement in our margins and a continuation of organic growth.

Set forth below is a breakdown of cost savings derived from our corporate restructuring for 2015, 2016 and 2017 as per our restructuring plan, which was nearly 100% achieved for the periods shown. Cost savings are mainly related to employee termination and cost savings that resulted from increased operational efficiency as well as negotiations with certain suppliers in various areas.

	For the year ended December 31,
(in R$ millions)	2017	2016	2015
Employee termination/Lay-offs	2.5	5.7	0.8
Personnel	1.6	4.1	0.8
Third party personnel	0.2	0.6	—
Benefits	0.3	1.0	—
Overtime	0.4	—	—
Logistics	—	0.1	—
Leachate treatment and disposal	2.7	2.3	5.7
Consultants	0.2	0.9	—
Technical assistance	—	—	0.6
Transportation costs	0.7	0.1	—
Maintenance equipment	0.4	—	—
IT and Telecommunications	—	—	1.3
Travel and lodging	—	0.2	—
Fuel costs	0.5	0.3	—
Total	6.8	9.6	8.4

While our restructuring plan was designed and implemented on a company-wide basis, expenses and cost savings derived from the plan primarily impacted our Landfill and Collections segments. While we continue to seek ways to improve efficiency and productivity, particularly through the further implementation of IT system upgrades, we do not anticipate significant employee termination expenses or restructuring incentive payments in connection with these efforts going forward.

Other Divestments and Asset Sales

As part of our efforts to streamline our operations, we have since 2014 divested of certain assets that negatively impacted our margins and did not align with our strategic vision. These divestments and other transactions have had a significant impact on our results of operations, serving as a salient factor driving variations between periods. A summary of our significant asset sales is set forth in “Item 4.A. Information About the Company—History and Development of the Company—Recent Divestments and Acquisitions.” It is possible that we may have to sell additional assets in the future to improve our liquidity position.

How We Generate Revenue

We generate revenue primarily by providing cleaning, collection, disposal and treatment services to municipal, residential, waste collection companies and C&I customers. Our remaining revenue is generated from soil treatment and site clean-up for oil and gas clients, co-processing, landfill biogas energy generation operations, recycling, reverse manufacturing and the sale of carbon credits.

Revenue from our collection and urban cleaning operations consists of fees we receive from municipal and C&I customers pursuant to short and medium-term contracts through which we collect based on the weight collected or, less commonly, a fixed monthly fee, as is the case for our Salvador contract. The pricing of our municipal contracts is established at the time of execution as part of the competitive bidding process based on factors such as anticipated collection frequency, type of collection equipment needed, number of employees needed to provide service, anticipated type and weight of the waste collected, distance to the transfer station or disposal facilities and disposal costs. The pricing model for our C&I customers differs from the process for public clients, since it does not involve public bidding processes. Instead, contracts are negotiated privately between us and our prospective customers. Once an initial inquiry is made, our pricing team analyzes several factors based on the scope and type of services to be provided, as well as margin and other financial requirements, in order to arrive at the specific pricing terms to be negotiated with the prospective C&I client. Our municipal customer relationships are generally supported by exclusive contracts ranging from three to five years in initial duration with subsequent renewal periods when permitted by the contract agreement. Our contracts with our C&I customers are typically from one to three years in initial duration with subsequent renewal periods. The majority of our contracts with our customers have annual price escalation clauses that are tied to inflation.

Our landfills generate revenue from disposal and tipping fees. Revenue from our landfill operations consist of fees which are generally based on the type and weight of waste being disposed. While, as a result of the competitive bidding process, our landfill contracts with our municipal customers typically stipulate a fixed amount per ton of waste disposed, the amount invoiced to municipal customers on a monthly basis varies based on actual volume of waste disposed. Due to our high rate of internalization pursuant to which we currently dispose of approximately 55% of the total waste collected for municipal clients in our own landfills, there is a significant degree of overlap between our customers in the Collections & Cleaning segment and Landfills segment. Collections and disposal services are generally provided pursuant to separate agreements with different pricing models.

Revenue from our Oil & Gas operations is derived from the fees we receive for site cleanup of oil and gas projects and, specifically, remediation of areas contaminated by hydrocarbons. Our main customer in this segment is Petrobras that contracts for our services on an as-needed basis.

Revenue derived from our co-processing operations consists primarily of treatment fees that we receive from industrial customers based on the type and weight of the hazardous waste being treated. While we receive fees by the waste generators for the treatment of materials used for co-processing, we do not generate additional revenues in selling the fuel byproduct, which we give, without charge, to private industrial companies to use as fuel for industrial ovens.

Revenue derived from our energy-generation activities consists of the proceeds we receive from the sale of energy we produce from biogas. Our landfill operations naturally produce methane as well as other biogases from the decomposition of organic compounds. We capture these biogases using drains installed throughout our landfills, channeling them to processing plants through a gas network interconnecting the drains. At our power plants, these biogases go through a process of filtration and cooling to fuel the turbines that burn biogas and generate electricity. Of the energy produced as a result of this process, approximately 80% is sold pursuant to power purchase agreements (“PPAs”), which are structured as take or pay contracts with long-standing customers pursuant to which we are required to deliver a certain amount of electricity at set intervals, while the remaining approximately 20% is sold on the spot market.

Revenue from our recycling operations consists of treatment fees as well as the sale of products produced from construction and demolition waste to participants in the construction industry.

Revenue from our reverse manufacturing operations consists of treatment fees as well as the sale of the component parts of complex electronic products, such as steel, plastics and electronic parts, that are the byproduct of our disassembly of such products.

Carbon credit revenue consists of our sale of a tradable certificate or permit representing the right to emit carbon dioxide to carbon emitters. Our landfill operations produce biogas, which we burn in high-temperature flares at our facilities to convert into carbon dioxide. As methane is a greenhouse gas that has approximately 21 times the heat-trapping capacity of carbon dioxide, our process of reducing methane into carbon dioxide generates carbon credits. We sell the carbon credits to the NEFCO Nordic Environment Finance Corporation (“NEFCO”), pursuant to a procurement contract that expires in 2020, which NEFCO uses in order to meet Norway’s requirements under the second commitment period of the Kyoto Protocol.

We recognize revenue to the extent economic benefits are likely to be generated and when such amount can be reliably measured and, accordingly, revenue recognition does not necessarily correspond to cash flow. Revenue is measured at fair value of payments received or receivable and are recorded in our statement of profit and loss net of certain sales taxes and other discounts.

Summary of Our Trade Accounts Receivable Policy

Accounts Receivable Policy for C&I Customers

Our trade accounts receivable policy with respect to our C&I customers is as follows:

•	Trade accounts receivable that are three days overdue result in a notification informing the customer of the balance and requesting payment;

•
Trade accounts receivable that are seven days overdue result in a second notification informing the customer of the overdue balance and requesting payment, subject to suspension of the services being provided;

•	Trade accounts receivable that are ten days overdue result in suspension of the services being provided, as well as a third notification to the client;

•
Trade accounts receivable that are more than 15 days overdue are result in a fourth notification informing the customer of the overdue balance and requesting payment, subject to being reported to the local credit bureaus;

•
Trade accounts receivable that are 30 days overdue are reported to the local credit bureaus and result in a notification informing the customer of the balance, requesting payment and reiterating the suspension of the services; and

•	Trade accounts receivable that are 45 or more days overdue are forwarded to our legal department to consider legal action, which may involve a collection demand in court.

Our contracts with our C&I customers typically provide for payment within 30 days from the date of the invoice, although invoicing arrangements can vary on a case-by-case basis based on the profile of the municipality. Our experience is that our C&I customers typically pay for current invoices between 30 to 45 days from the date of the invoice, but significant variation exists across the spectrum of our customers, with some customers making payments as promptly as within two days from the date of invoice, while other customers are as late as 180 days from the date of the invoice. As of December 31, 2017 accounts receivable from C&I customers represented approximately 14.2% of our total accounts receivable balance.

Accounts Receivable Policy for Public Entity Customers

Our trade accounts receivable policy with respect to our municipal and other public entity customers is as follows:

•	Trade accounts receivable that are 45 days overdue result in a notification informing the customer of the balance and requesting payment;

•	Trade accounts receivable that are 60 days overdue result in a second notification informing the customer of the overdue balance and requesting payment;

•
Trade accounts receivable that are 90 days overdue result in a third notification requesting payment within 72 hours, subject to suspension of the services being provided (to the extent permitted under Brazilian law); and

•
Trade accounts receivable that are more than 90 days overdue are forwarded to our legal department to consider legal action, which may involve a collection demand in court. We typically attempt to simultaneously negotiate alternative payment arrangements with our defaulting public entity customers to incentivize payment, which arrangements can vary on a case by case basis, but do not involve forgiveness of any portion of the principal amount due to us. Generally, we will renegotiate the payment schedule, allowing delinquent customers to pay the full principal amount due in installments over a period of 24 to 60 months, sometimes with interest or inflation adjustments. Failure to reach agreement with the customer to settle the debt could result in suspension of the services being provided (to the extent permitted under Brazilian law).

Our contracts with our public sector customers typically provide for payment within 30 days from the date of the invoice, although invoicing arrangements can vary on a case-by-case basis based on the profile of the municipality. Our experience is that our customers typically pay for current invoices between 30 to 45 days from the date of the invoice, but significant variation exists across the spectrum of our customers, with some customers making payments as promptly as within two days from the date of invoice, while other customers are as late as 180 days from the date of the invoice. As of December 31, 2017 accounts receivable from public sector customers represented approximately 85.8% of our total accounts receivable balance.

Significantly late payments by public entity customers, such as municipalities, are a frequent occurrence in the Brazilian waste management industry. Pursuant to Brazilian Law No. 8,987/95 and Law No. 8,666/93, public services may be suspended in the event the payment for past services is past due for more than 90 days, unless the suspension could result in severe disturbances of the public order. In addition, under the Brazilian Constitution, as well as Law No.11.101/05, municipalities are unable to declare bankruptcy and forfeit on their obligations. As a result of this, we do not typically write off accounts receivable from our public entity clients, as there is an expectation that accounts will eventually be settled following renegotiation and, if necessary, court intervention, even if such payment may be delayed for years. In addition, in extreme circumstances, the Brazilian Constitution allows the intervention of the state to settle unpaid obligations at the municipal level.

In addition, Brazilian Complimentary Law No. 101/00 and Law No. 4,320/64, which regulate public budgets, permit a governmental entity to transfer unpaid amounts in any given year to the subsequent year’s budget. Such practice underlies our policy of not writing-off municipal accounts, as any overdue amounts will be presumably budgeted for the subsequent period until settled. In addition, as an additional form of protection, creditors owed amounts by governmental entities can claim such unpaid amounts through legal actions by obtaining a government-backed credit document called a “precatório” through which the petitioning creditor can guarantee that the claimed amounts will be included in the relevant governmental entity’s budget until these amounts are settled. Governmental entities must consider in their annual budgets the payment of claims for which an official precatório has been issued, with actual payments typically made in the order that precatórios are received. Default of the obligation to pay a precatório may trigger the intervention of the state to pay on behalf of the municipality.

In our experience, the general macroeconomic environment has a significant impact on the financial condition of municipalities, with the rate of payments on trade accounts receivable decreasing significantly during periods of economic downturn as municipalities face decreasing revenues. For example, the extended recession that Brazil experienced starting in 2014 and from which it is still recovering, has increased budgetary pressures on Brazilian municipalities and significantly increased payment delays by our public entity customers. In addition, we experience a higher rate of payments on our trade accounts receivable from municipalities during the first three months of each year, as Brazilian municipalities receive an annual transfer of federal funds at the beginning of the year. In the first quarter of the year, municipalities typically pay on time and, in addition, often make payments on past due amounts, if any. The rate of payments on trade accounts receivable progressively decreases as the year progresses, with the fourth quarter of each year exhibiting the lowest rate of payments on trade accounts receivable. We also experience a lower overall rate of payments on our trade accounts receivable from municipalities during election years and during the first quarter of the years following elections due to shifting budgetary priorities. Municipal elections are held country-wide at the same time every four years, and the last such elections were held at the end of 2016. In line with past experience, our collections were negatively impacted in the last quarter of 2016 and the first quarter of 2017.

Our strategy of engaging public entity clients in an attempt to renegotiate the payment schedule of overdue balances has helped to incentivize payments on trade accounts receivable and allowed us to increase our rate of collections from delinquent customers. By permitting certain delinquent municipal customers to pay their full overdue principal amounts in installments, we believe we are able to recover such amounts while at the same time enabling our customers to continue meeting their obligations under current invoices. The renegotiation process for payment of accounts receivable that are overdue by 360 days or more is time-intensive and can take years to be concluded.

Trade accounts receivable are recorded net of allowances for doubtful accounts. For more information on our policy relating to allowances for doubtful accounts, see “—A. Operating Results—How We Generate Revenue—Allowance for doubtful accounts” above.

Competitive Bidding Processes and Revenue Impact

We rely significantly on certain municipal customers within our Collection & Cleaning segment as a source of revenues, namely the municipalities of São Paulo and Curitiba. Together, our contracts with the municipalities of São Paulo and Curitiba represented 61.2% of the net revenues from services rendered for the Collection & Cleaning segment for the year ended December 31, 2017, and 41.7% of our total net revenues from services during the same period. Competitive bidding processes are inherently subject to a high degree of uncertainty, and there can be no guarantee that past practices will be indicative of future success. Accordingly, we cannot predict with certainty when the competitive bidding processes for these contracts will occur and, likewise, there can be no assurances that we will prevail in securing the Curitiba and São Paulo bids on favorable terms or at all.

Moreover, we cannot assure you that we will be the successful bidder in bidding processes for any other competitive bidding process we participate in. In addition, even if we are successful in the bidding process and enter into new contracts with our most significant customers, the terms of the contracts might differ and might not be as favorable to us as those contracts currently in place, resulting in less revenue from these customers. This may be especially likely in the case of São Paulo given the municipalities intentions to divide the contract. The loss or adverse modification of any material customer contract, particularly our São Paulo or Curitiba municipal contracts, could have material adverse effect on our business, results of operations and financial condition.

While Brazilian law does not allow the term extension of government contracts already expired, public administrators may exercise their right to hire the same contractor on a provisional basis for a temporary period based on a waiver of the bidding process. Provisional service pursuant to a temporary contract may be with any service provider, not just the last serving contractor. These temporary contracts must be limited to a 180-day term, counted as of the occurrence of the exceptional circumstances giving rise to the auction delay, and may be terminated by the municipality at its discretion at any time, including as a result of the conclusion of the formal bidding process.  As a general rule, temporary contracts entered into on an emergency basis may not be extended. However, as the collection of MSW is considered an essential service under Brazilian law, once the initial 180-day period expires on a temporary contract, municipalities may continue to extend for subsequent 180-day periods.

Our contract with the municipality of São Paulo

We have been servicing the São Paulo contract through Soma since 2011. Our contract with the municipality of São Paulo for urban cleaning and street sweeping services comprised approximately 29.1% of our revenues in 2017. This contract expired, and we are currently providing urban cleaning services to the city of São Paulo pursuant to a temporary contract. The temporary contract was first entered into on December 15, 2017 and was set to expire at the end of June 2018. On June 12, 2018 we further extended the temporary contract until the end of 2018, subject to earlier termination by the municipality.  However, the extended temporary contract introduces certain significant changes to the contractual arrangement,. Most significantly, under the extended temporary contract, the city of Sao Paulo is divided into six separate parcels for urban cleaning, whereas under the previous contract the city was divided into two parcels only. We, through Soma, were awarded only two parcels under the extended temporary contract, which reflects a significant decrease of our service area, since we previously serviced one of the only two parcels.  In addition, the extended temporary contract contemplates a 7% price reduction. As a result of these changes, we expect our monthly revenues from the Soma contract to be reduced by 37.7%.

After a series of delays, there is still no definitive date for a new auction due to ongoing discussions among interested parties. In the meantime, São Paulo has announced its intention to divide the urban cleaning contract into six separate parcels, in line with the extended temporary contracts entered into in June 2018. Accordingly, it seems possible that the revenue loss we expect in the second half of 2018 as a result of the contractual changes introduced in connection with the extended temporary contract will be permanent or that we may lose all or a portion of our business with the city of São Paulo when the extended temporary contract expires at the end of 2018, or earlier at the discretion of the municipality. Any significant loss of business emanating from these developments will have a material adverse impact on us.

Our contract with the municipality of Curitiba

Cavo, which we acquired in 2011, has been servicing the Curitiba contract since 1995. Our contract with the municipality of Curitiba for collections, urban cleaning and street cleaning comprised approximately 12.5% of our revenues in 2017. We are currently providing collections and cleaning services to Curitiba pursuant to a temporary contract set to expire in October 2018 or sooner at the discretion of the municipality. The competitive bidding process to procure the Curitiba collections and cleaning contract has also been subject to a series of delays, and is now suspended as a result of a review by the Paraná Court of Auditors (Tribunal de Contas) pursuant to which certain adjustments to the bidding process may be made. It is likely that we will continue to provide services to the municipality on a temporary basis; however, there is no guarantee that we will do so. There is currently no visibility as to when the competitive bidding process in Curitiba will occur.

Potential impact of contract loss on results of operations

Considering the significance of the São Paulo and Curitiba contracts in terms of revenues, it can be expected that our revenues would materially decrease in the event that one or both of these contracts is lost. According to the estimates of our management, based on revenue expectations for 2018, the impact of losing both of these contracts on an annualized basis would correspond to a 37.4% decrease in revenues, while the loss of just the São Paulo contract would correspond to an estimated 26.7% decrease and just the Curitiba contract to a 10.7% decrease.

Our operational structure is designed to serve these two important contracts and, in the event that one or both of the contracts were lost, we would likely be required to significantly reallocate resources, including the potential early termination of employees currently servicing these contracts and/or closure of certain facilities and projects solely related to our current operations in these municipalities, all of which could have the effect of increasing costs in the short-term. Furthermore, given the medium and long term nature of the majority of our contracts, we would not have the flexibility to immediately offset a decrease in revenues by increasing prices. Given the staggered timing of attractive competitive bidding opportunities occurring only on an intermittent basis as existing contracts come due, we would likely face challenges to quickly replace the lost revenues with new collections business. Given the size of the cities of São Paulo and Curitiba, respectively being the largest and eighth largest cities in Brazil in terms of population according to 2017 IBGE data, we would likely have to secure several smaller contracts to replace the revenues lost under these two contracts. A significant loss of revenues could, in turn, impact our ability to comply with the covenants under any of our indebtedness or make payments as they come due.

Critical Accounting Policies and Estimates

Significant accounting policies and estimates are those that are important both to the presentation of our financial condition and results of operations and that require our management’s complex or subjective judgments, often as a result of the need to prepare estimates about matters that are inherently uncertain. As the number of variables and assumptions that affect the future resolution of uncertainties increases, these judgments become even more subjective and complex. In order to provide an understanding of how our management forms its judgments about future events, including the variables and assumptions underlying the estimates and the sensitivity of those judgments to different circumstances, we have identified the following significant accounting practices and estimates:

Allowance for doubtful accounts

Trade accounts receivable are recorded net of allowances for doubtful accounts. An allowance for doubtful accounts is recorded for trade accounts receivable from C&I customers and public sector customers that are overdue by more than 360 days from their original maturity dates. Other factors that are considered when recording an allowance for doubtful accounts include a history of losses, risk analysis conducted on each client’s portfolio, guarantees obtained, settlement agreements entered into with clients and probabilities of collection.

Our contracts with our C&I and public sector customers typically provide for payment within 30 days from the date of the invoice, although invoicing arrangements can vary on a case-by-case basis based on the profile of the customer. Our experience is that our customers typically pay for current invoices between 30 to 45 days from the date of the invoice, but significant variation exists across the spectrum of our customers, with some customers making payments as promptly as within two days from the date of invoice, while other customers are as late as 180 days from the date of the invoice. As of December 31, 2017 accounts receivable from public sector customers represented approximately 85.8% of our total accounts receivable balance.

Specifically in relation to public sector customers, there is an element of seasonality with regard to payments, with a higher rate of payments during the first months of each year, as Brazilian municipalities receive an annual transfer of federal funds at the beginning of the year. As a result, in the beginning of the year, municipalities typically pay on time and, in addition, often make payments on past due amounts. On the other hand, the rate of late payments increases in the last quarter of the year, when municipalities are usually short of financial resources.

The payment of accounts receivable that are due over 360 days will be renegotiated and such renegotiation process often takes a significant period of time (at times years) to be concluded. Therefore, we record an allowance for doubtful accounts for amounts due over 360 days whose payment is in the process of being renegotiated for so long as the outcome of the renegotiation remains uncertain.

The allowance for doubtful accounts is recorded in selling expenses, net of recoveries, and are reversed whenever a debt is fully paid or its payment is effectively renegotiated through an installment payment arrangement and the first installment is actually paid.

In many cases, municipalities with whom we have overdue receivables enter into agreements with us, which we refers to as the “formal recognition of debts”, whereby we accept to renegotiate the timing of payment of their overdue debts, sometimes forfeiting penalties and part of the interest contractually due on late payments. When we have sufficient evidence that our customers are committing to their revised payment schedules (at least two months of timely payments), we reverse the corresponding previously recognized allowance for doubtful accounts while continuing to monitor the payment of this negotiation.

These renegotiations never forfeit any principal amount of debt due and include an inflation adjustment for the overdue amounts. While amounts that have been renegotiated are paid according to revised schedule, we continue to classify these as overdue, as they are overdue from their original maturity dates. Therefore, we do not record a provision for doubtful accounts (or has reversed previously recognized provisions) in connection with overdue amounts that are being paid to us under renegotiated payment schedules when there is sufficient evidence that customers are committing to their revised payment schedules (at least two months of timely payments). As a result, the balance of accounts receivables overdue for more than 360 days includes amounts that we expects to collect due to such renegotiations.

An increase in the balance of trade accounts receivable is not necessarily accompanied by an increase in the allowance for doubtful accounts due to the reversals mentioned above, which are recorded when an effective renegotiation is agreed upon and there is sufficient evidence that the renegotiated payment schedule will be honored. The balance of the allowance for doubtful accounts increases due to receivables that fall overdue 360 days or more during the period and decreases for two main reasons: (i) payments received on accounts that are already overdue 360 days and for which the corresponding allowance for doubtful accounts is reversed and (ii) upon formal renegotiation of the amounts overdue for more than 360 days, as described above, for which there is an expectation that overdue amounts will be collected in installments and, accordingly, the allowance for doubtful accounts for the amount subject to the renegotiation is reversed.

In 2017, our reversal of the allowance for doubtful accounts amounted to R$103.1 million reflecting mainly the following: (i) R$42.5 million corresponding to the collection of receivables due over 360 days; and (ii) R$60.6 million corresponding to receivables due over 360 days for which successful renegotiation agreements were entered into.

In 2016, our reversal of the allowance for doubtful accounts amounted to R$317.3 million reflecting mainly the following:  (i) R$199.9 million corresponding to the collection of receivables due over 360 days; and (ii) R$117.4 million corresponding to receivables due over 360 days for which successful renegotiation agreements were entered into.

In 2015, our reversal of the allowance for doubtful accounts amounted to R$337.4 million reflecting mainly the following:  (i) R$266.5 million corresponding to the collection of receivables due over 360 days; and (ii) R$70.9 million corresponding to receivables due over 360 days for which successful renegotiation agreements were entered into.

In 2014, our reversal of our allowance for doubtful accounts was not material as the effects of our new collection policies implemented by our new management in 2014 materialized only in 2015.

Impairment of non-financial assets

We monitor the carrying value of our long-lived assets for potential impairment and test the recoverability of such assets whenever events or changes in circumstances indicate that its carrying amounts may not be recoverable and, at least, on a yearly basis. These events or changes in circumstances, including management decisions pertaining to such assets, are referred to as impairment indicators. Typical indicators that an asset may be impaired include (i) a significant adverse change in legal factors in the business climate, (ii) an adverse action or assessment by a regulator and (iii) a significant adverse change in the extent or manner in which a long-lived asset is being utilized or in its physical condition. Impairment loss exists when the book value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less cost to sell and value in use. We calculate fair value less costs to sell based on information available about the current market for similar assets, less additional costs to dispose of the asset. Meanwhile, we calculate value in use based on discounted cash flow model, which does not consider restructuring activities that we have not yet committed to or significant future investments that will improve the asset subject to testing. The recoverable amount is, therefore, sensitive to the discount rate used in the discounted cash flow method, as well as expected future cash receipts and growth rate used for projection purposes.

Provision for legal proceedings

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. We established provisions for tax, civil and labor contingencies. We determine whether to disclose or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, possible or probable and whether it can be reasonably estimated. Our assessment of the likelihood of loss is based on our evaluation of available evidence, the legal framework, available case laws, recent court rulings and analysis of their relevance, as well as the opinion of external legal counsel. Our provisions are reviewed and adjusted to take into consideration changes in circumstances such as applicable statutes of limitation, conclusions of tax audits or additional exposures identified based on new issues or court decisions. The settlement or resolution of these proceedings may result in amounts different from those estimated, due to inaccuracies inherent in the assessment process. We review our estimates and assumptions on at least an annual basis.

We record losses related to contingencies in cost of operations or selling, general and administrative expenses, depending on the nature of the underlying transaction leading to the loss contingency.

Fair value of financial instruments

We have established a process for reviewing all significant fair value measurements, including Level 3 fair value measurements. When measuring the fair value of an asset or a liability, we use observable market information. Fair values are classified at different levels in a hierarchy, as follows:

•
Level 1—quoted prices are available in a market with high liquidity for identical assets and liabilities at the date of the financial statements, consisting mainly of financial instruments traded on a stock exchange.

•
Level 2—prices used are different from prices quoted at Level 1, although they are directly or indirectly observable at the date of the financial statements. In this modality, financial instruments are valued using some type of modeling or other valuation methodology based on current market values, volatility, future prices, time values or other economic measurements.

•
Level 3—the sources of price information used include sources that are generally less observable, but which can be based on objective sources. These sources can be used with methodologies internally developed by us.

Landfill accounting and provision for landfill closure

As part of our environmental obligations in relation to landfills, we recognize a provision for landfill closure as a corresponding entry of a property, plant and equipment item, and depleted based on landfill usage volume as a percentage of a total licensed capacity. Our provision for landfill closure is recognized at present value and accreted as landfill capacity is used, and accreted over time for the time value of money. In determining the amount of the provision, assumptions and estimates are made in relation to discount rates, the expected cost for landfill closure and future maintenance of the site and the expected timing of these costs.

The significant accounting aspects are summarized below:

•	Decommissioning costs are recorded for at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the relevant asset;

•
The cash flows are discounted at a pre-tax long-term risk-free rate that reflects the risks specific to the decommissioning liability. The unwinding of the discount is expensed as incurred and recognized in the statement of profit or loss. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs, or in the discount rate applied, are added to or deducted from the cost of the asset;

•	The estimated costs are recorded taking into account the present value of the obligation, discounted to an average long-term risk-free rate of 15.26%; and

•	Cost estimates are reviewed annually, with the consequent review of present value calculation, adjusting the amounts of assets and liabilities already accounted for.

Landfill Cost Basis. Costs capitalized and included in our landfill assets include engineering designs and plans, earth-moving and excavation costs, construction, safety equipment, costs of obtaining environmental licenses and operating permits, installing piping for collection of biogas and installing lining material that prevents leachate leaking into the soil. As landfill capacity is used, periodically further lining is installed to seal layers or sections of the landfill, which we refers to as the “implementation of cells.”

Costs that we expect to incur upon exhausting capacity at each of our landfills includes the ongoing maintenance costs such as soil and air monitoring, leachate drainage and disposal and site security.

Costs capitalized into our landfill assets are recognized when incurred, and depreciated from the moment that they are in the condition in which they are able to be used, in line with IAS 16.55.

The discount rate used to bring future estimated landfill closing costs to present value is our pre-tax weighted average cost of capital, which we believe represents an appropriate rate reflecting market assessments of the time value of money and the risks specific to the liability, in line with IAS 37.47.

Amortization and Accretion. Our landfill assets are amortized over their expected useful lives calculated based on the usage volume of the landfill. Our provision for landfill closure is accreted as the capacity of each landfill site is used. The amount accreted is the total estimated closing and ongoing future operating costs expected to be occurred once landfill capacity is exhausted, discounted to present value, and divided by the usage of capacity in the period. The provision is further accreted for the passing of time as the expected date of closing approximates.

Licensed capacity is set by the environmental regulatory agencies, according to each landfill’s location, environmental and geological attributes.

Impairment Considerations. Landfill assets are grouped together with other assets including buildings and operating equipment in a given geographical area that form a cash generating unit (CGU), as these operate in an integrated manner serving waste collection contracts in nearby municipalities.

Our CGUs have goodwill allocated to them and are tested annually for impairment by comparing their carrying values to their recoverable amounts which are determined by the CGUs value-in-use based on projections of discounted future cash flows to be generated from the operations of each CGU.

In the event that an impairment test finds that the recoverable amount of a CGU is lower than its carrying amount, the assets of the CGU are impaired by firstly allocating any charges to goodwill, and subsequently to the remaining assets of the CGU.

Deferred tax assets

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be used. Such assessment requires significant professional judgment so as to determine the deferred tax asset amount to be recognized based on probable term and future taxable profit levels, in addition to future tax planning strategies.

Fair value measurement of stock option

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

We use the “Black, Scholes” model to calculate the fair value of the shares that are part of the stock option plan approved by our Board of Directors on September 15, 2015. We have made an initial assessment of the estimates on the amount of shares to be issued. The impact of the valuation was recognized as an expense, with the corresponding adjustment in equity.

Principal Components of Our Statement of Profit or Loss

Revenue from services rendered

For a discussion of our revenue from services rendered, see “—A. Operating Results—Results of Operations—Revenue From Services Rendered” below.

Costs of services

Our cost of services include the following main costs:

•	Payroll, charges and benefits costs, which consist of salaries and wages, health and welfare benefits, incentive compensation and payroll taxes;

•
Waste treatment and disposal of leachate costs, which consist primarily of costs associated with the physical, chemical and biological treatment of leachate, costs associated with the transportation of this residue from our landfills to treatment plants together with other disposal costs from our collection activities;

•	Fuel costs, which include the direct cost of diesel fuel and lubricants used by our collection and transfer vehicles as well as our Oil & Gas operations and tractors operating in the landfills;

•
Transportation costs, which consist of the costs associated with the collection of waste by third parties taken to our or third parties landfills as well as soil transportation costs in connection with our Oil & Gas segment;

•
Lease of machinery and equipment, which consists of costs associated with the leasing of trucks for our collections business and tractors for landfills as well as lease of real estate and other equipment in connection therewith;

•	Materials to operate landfills, which consist of access sign, identification and safety material;

•	Maintenance equipment, which consist of maintenance costs of trucks, tractors and other machinery for our operations including third-party labor, parts and tires;

•	Lease of real estate, equipment and vehicles, which consists of costs associated with the rental of real estate and rental or leasing of equipment or vehicles;

•	Technical assistance costs, which consist of costs associated with topography and laboratory analysis of waste received;

•
Depreciation, amortization and depletion, which includes depreciation of fixed assets over the estimated useful life of the assets using the straight-line method, and amortization and depletion of landfill space assets under the occupied capacity (units-of-consumption) methodology. We depreciate all fixed assets to a zero net book value, and do not apply salvage values;

•
Analysis and monitoring costs, which consist of soil and water analysis as part of our control processes at our landfills and also, to a lesser extent, in connection with operations in our Oil & Gas segment;

•	Travel and lodging costs, which consist of amounts expended to meet with prospective customers and visit existing customers throughout Brazil as well as shared labor costs between landfills; and

•	Other expenses, which include expenses such as outsourced labor costs, certain maintenance and repair costs.

Operating income/expenses

Other operating income and expenses consists of selling, general and administrative expenses, including salaries, legal and professional fees. Salary expenses include salaries and wages, health and welfare benefits and incentive compensation for corporate and field general management, field support functions, sales force, accounting and finance, legal, management information systems and clerical and administrative departments. Certain depreciation, amortization and depletion costs as well as leasing and equipment maintenance costs are allocated to general and administrative expenses to the extent related to corporate activities, such as the buildings and facilities serving administrative functions, computers and peripherals, furniture and fixtures as well as our commercial sales fleet. In addition, we allocate provisions for legal proceedings under general and administrative expenses insofar as our management determines, based on the advice of internal and external counsel, that the chance of loss is probable, and we also record expenses for the allowance for doubtful accounts under selling expenses (for additional information, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings and Pending Investigations”). Other expenses include rent and office costs, fees for professional services provided by third parties, marketing, directors’ and officers’ insurance, entertainment and charitable contributions for social causes, primarily through Instituto Estre.

Our other operating income (expenses) consists primarily of impairment charges, write-offs, capital gains and losses, other gains and losses from the sale of property, plant and equipment and investments and tax credits.

We also record the share of profit of an associate under operating income/expenses, consisting mainly of results from our investments in the following entities for the periods indicated:

Denomination	Main activity	Interest held	2017	2016	2015
Attend Ambiental Ltda.(1)	Treatment of liquid effluents	Direct	55%	55%	55%
Metropolitana Serviços Ambientais Ltda.	Landfill	Direct	50%	50%	50%
Terrestre Ambiental Ltda.(1)	Landfill	Direct	40%	40%	40%
CGR Catanduva—Centro Ger. Resíduos Ltda. (2)	Landfill	Indirect	-	50%	50%
Logística Ambiental de São Paulo S.A. (Loga)(1)	Cleaning and collection services	Direct and indirect	38%	38%	38%
Unidade de Tratamento de Resíduos S.A. (3)	Landfill	Indirect	-	54%	54%

(1)
In connection with the Transaction, on December 21, 2017, we entered into three definitive agreements for the transfer of our equity interests in Loga, Attend and Terrestre to a vehicle controlled by the Company’s former shareholders for a nominal fee. These agreements are subject to customary conditions precedent, such as regulatory approvals and other third-party consents. Subject to the fulfillment of applicable conditions precedent, we expect the transfer of our interests in Loga, Attend and Terrestre to the Company’s former shareholders to be completed in 2018.

(2)
On May 31, 2017, we became controlling shareholder of CGR Catanduva – Centro Ger. Resíduos Ltda. without transferring any consideration and started consolidating 100% of its result beginning in June 2017.

(3)
In April 2017, Cavo Serviços e Saneamento S.A. acquired the remaining 46% of Unidade de Tratamento de Resíduos S.A. and started consolidating 100% of its results. On August 22, 2017, Unidade de Tratamento de Resíduos S.A. merged into Cavo Serviços e Saneamento S.A. and no longer independently exists.

Finance income and costs

Finance income is mainly comprised of interest income from inflation adjustments on recoverable income and social contribution tax losses and withheld social security (Instituto Nacional do Seguro Nacional) (“INSS”), as well as interest income from the renegotiation with customers. In addition, we record finance income from invested funds and other investments.

Finance costs are comprised primarily of inflation adjustments and interest on debentures and other loans as well as other interest costs associated with late payments to suppliers and taxes. In addition, certain discounts given to customers are recorded as finance costs.

Income tax and social contribution

Income tax and social contribution, both current and deferred, are calculated at a rate of 15%, plus an additional 10% on annual taxable income in excess of R$240,000 for income tax and 9% on annual taxable income for social contribution, taking into account the offsetting of tax loss carry-forwards and negative base of social contribution, limited to 30% of the taxable income each fiscal year.

Income tax and social contribution expenses consist of current and deferred income taxes. Both current and deferred taxes are recognized in our results of operations, except for those related to transactions or items directly recognized in shareholders’ equity or other comprehensive income.

Current taxes represent the expected tax payable or receivable on the taxable profit or loss for the year, at applicable tax rates enacted or substantively enacted on the reporting date and any adjustment to the taxes payable in relation to prior years. Our management regularly assesses the tax positions in circumstances in which tax regulations require interpretation, and sets up provisions when necessary.

Deferred tax is recognized with respect to the temporary differences between the book values of assets and liabilities and their tax basis.

The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that taxable profits will be available to allow all or part of the deferred tax asset to be utilized. Deferred tax assets written off are reviewed at every statement of financial position date and recognized to the extent that it is probable that future taxable profit will allow deferred tax assets to be recovered.

Deferred tax assets and liabilities are measured at the tax rates expected to apply in the year when the asset is realized or the liability settled, based on tax rates (and tax laws) that have been enacted at the statement of financial position date.

Our effective tax rate is principally impacted by the unavailability of sufficient future taxable income against which to recognize deferred tax assets, pursuant to IAS 12.24 and 34. This causes volatility in our effective tax rate as we are not able to recognize deferred tax assets on deductible temporary differences, such as those generated by (i) the recognition of impairment losses (which are only deductible for income tax purposes upon sale or disposal of the impaired asset), (ii) provisions for doubtful accounts and for contingencies, or (iii) our tax losses for the period. Should our assessment of the probability of available future taxable income change such that we are able to recognize deferred tax assets on all of our deductible temporary differences, the variances in our effective tax rate between periods would likely be lower.

Discontinued Operations

We classify assets held for sale as discontinued operations. The criteria for classification of items held for sale are considered as having been met only when a sales transaction is highly probable to occur and when such items are available for immediate sale in the present condition. Discontinued operations are excluded from profit or loss of continuing operations, and presented as a single amount in profit or loss after taxes under discontinued operations in the statement of profit or loss. As of December 31, 2017, we classified as discontinued operations: CGR Dona Juana ESP, in connection with the agency agreement for sale from January 9, 2016, and Attend Ambiental Ltda., Terrestre Ambiental Ltda. and Logística Ambiental de São Paulo (Loga), in connection with the Transaction, in which we entered into three definitive agreements for the transfer of our equity interests in Loga, Attend and Terrestre to a vehicle controlled by the Company’s former shareholders for a nominal fee.

The impact of these companies were positive, consolidating R$8.1 million profit in 2017.

New Accounting Standards Issued But Not Implemented

The IASB, or other regulatory bodies, periodically introduce modifications to financial accounting and reporting standards under which the Company prepares its audited financial statements. Recently, a number of new accounting standards and amendments and interpretations to existing standards have been issued but have not yet become effective, including IFRS 9—Financial Instruments (“IFRS 9”); IFRS 15—Revenue from Contracts with Customers (“IFRS 15”); and IFRS 16—Leases (“IFRS 16”).

We have adopted these new accounting standards on the effective date required, which was January 1, 2018 and, therefore, the audited financial statements included in this annual report do not yet reflect the application of these new accounting standards. We have analyzed the expected effects of the application of each of these new accounting standards and, based on our analysis, our management believes that the adoption of these new accounting standards and the amendments and interpretations of existing accounting standards would have a limited impact on our audited financial statements during the initial period following their implementation, as described below. For more information on our analysis and evaluation on the impact of these new accounting standards, please see Note 2.23 of our audited financial statements included elsewhere in this annual report.

IFRS 9—Financial Instruments

In July 2014, the IASB published IFRS 9, which establishes, among other principles, principles that will apply to the classification, measurement and recognition of financial instruments, and covers requirements for the classification, measurement, impairment and de-recognition of financial assets and financial liabilities, together with the introduction of a new hedge accounting model. IFRS 9 will be effective for annual periods beginning on or after January 1, 2018, and earlier application of IFRS 9 is permitted for IFRS purposes.

We performed an assessment of the potential impacts of the application of IFRS 9 on our audited financial statements based on available information at that time and may be subject to changes arising from new information arising in 2018.

The main impacts that we identified based on the application of IFRS 9 relate to impairment. IFRS 9 will require us to record our expected credit losses on all our financial assets measured at amortized costs and at fair value through comprehensive income based on 12 months or, depending on the circumstances, through the life of asset. Therefore, it is no longer necessary for the event resulting in a loss to occur in order to recognize it. In assessing the impact of this pronouncement on our accounts receivables, we took a simplified approach and recorded the expected credit losses for the life of the account receivables. Based on our analysis, we expect a positive impact of an estimated R$2.0 million, as of December 31, 2017, due to application of this new methodology.

We do not expect to have significant impacts on our balance sheet or equity as a result of the application of the new classification and measurement requirements. In addition, as of the date of this annual report, we have no financial instruments designated for hedge accounting and, therefore, there is no expected impact from the new hedge accounting requirements.

IFRS 15—Revenues from Contracts with Customers

In May 2014, the IASB published IFRS 15, which sets out the requirements for recognizing revenue from contracts with customers. IFRS 15 will require entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. When adopted, IFRS 15 will supersede most of the detailed guidance on the recognition of revenue that currently applies under IFRS. IFRS 15 will be effective for annual periods beginning on or after January 1, 2018, and earlier application of IFRS 15 is permitted for IFRS purposes.

In preparing for the adoption of IFRS 15, the following considerations are presented:

•
Variable consideration – significant financial component and advances received from customers: in accordance with IFRS 15, we must determine whether there is a significant financing component in our contracts. A significant financing component may exist if the promise of financing is expressly stated in the contract or implied in the terms of payment agreed by the parties to the contract. We carried out an analysis related to the existence of a significant financial component for public sector clients, since the average term of effective receipt for this client portfolio is approximately six months. In so doing, we considered the average rate of 8.40% for the discount rate of 2017, which represents the discount rate usually applied by us to calculate present value of its non-current assets and liabilities. When we adopt IFRS 15, we expect application of IFRS 15 to reduce equity in the amount equivalent to R$1.9 million.

•
Variable consideration – volume discount: We grant discounts related to quantities, types of waste (cardboard and plastic) delivered, such that the larger the volume of waste is collected, the greater discount value in the unit price. In assessing the impact of IFRS 15, we conducted a survey of customers who benefit from discount clauses described above and, from this analysis, we have determined that there is no expectation of any impact on the balances already recorded.

•
Advance received from customers: For some contracts entered into with customers, we receive advances before the service is rendered. According to the current accounting policy, the amounts related to these advances are presented under the account of customer advances in current liabilities. These balances are offset and transferred to the net revenue line, according to the services rendered, with an average duration of four months. In accordance with IFRS 15, we must determine whether there is a significant financing component in our contracts. However, we decided to use the practical expedient provided by IFRS 15 and will not adjust the amount promised for the effects of significant financing components in the contracts.

•
Reversal of revenue: We record revenue as services are rendered. The period of measurement of these services is 30 days and the result of the measurement is sent to the clients for approval. After the measurements are approved, the invoice is made and, in cases where there is no feedback from customers regarding the billing, revenue is recognized based on the estimates (billing services). In the subsequent month, billing occurs after approval by customers. Revenues not billed in the subsequent period represent 3.52% of the value recognized through measurements, analyzing within a period of 60 days. Under IFRS 15, the amount of the consideration may vary due to discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties or other similar items. We calculated the effects of discounts and rebates and, when we adopt IFRS 15, we expect the adjustments will reduce equity in the amount of R$1.9 million.

•
Revenues from sales: Refer to the sale of scrap, fuel gas, carbon credit, electric power. For this type of revenue, we treat each item as a separate performance obligation and recognize the revenue from these performance obligations at the time the control of the asset is transferred to the customer, usually at the time of delivery of the goods. For these revenues, we did not identify any impact related to the adoption of IFRS 15.

In summary, the net impact on shareholders’ equity of the adoption of IFRS 15 is expected to be R$2.6 million, considering deferred income tax and social contribution of 34%.

IFRS 16—Leases

On January 13, 2016, the IASB published IFRS 16, which establishes principles that will apply to the recognition, measurement, presentation and disclosure of leases. IFRS 16 requires lessees to recognize assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position. We act as a lessee on a significant number of lease agreements over different assets, such as office buildings, equipment’s and landfill, and a significant portion of these arrangements is currently accounted for as operating leases under the current lease standard, with lease payments being recognized generally on a straight-line basis over the contract term. Accordingly, these arrangements are expected to be affected by the implementation of this new accounting requirement. Classification of lease payments in the statement of cash flows is also expected to be affected by IFRS 16. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019, and earlier application of IFRS 16 is permitted for IFRS purposes.

Our Business Segments

Our business operations are organized according to four main business segments: (i) Collection & Cleaning Services, (ii) Landfills, (iii) Oil and Gas, and (iv) Value Recovery. Our management separately monitors operating income (loss) of each of our business segments in making decisions on fund allocation and evaluating performance. While we monitors revenue and allocate costs of services and operating income (expenses) on a per segment basis, our financing (including finance income and expenses) and income taxes and social contribution are managed at the corporate level and, accordingly, are not allocated to our operating segments. Our four business segments are described below:

Collection & Cleaning Services. Our main business segment in terms of revenues through which we collect, transport and temporarily store household waste for residential generators pursuant to short and medium term contracts with municipalities and, to a lesser extent, for C&I customers pursuant to separate contracts with each generator. In addition, a significant portion of our results from this segment involve public cleaning services, including, primarily, street sweeping and upkeep of public spaces to municipalities, including in the municipalities of São Paulo and Curitiba. This segment involves focused logistical planning in terms of routing based on the profiles and conditions of each municipality, with the objective of optimizing efficiency and minimizing risks and environmental impact in transporting waste to the final destination.

Landfills. Our second largest segment in terms of revenues through which we own and manage treatment centers and landfills and offer use of such facilities to municipal customers, private collection companies and C&I customers for the disposal of their waste (sometimes collected by us as part of our Collection & Cleaning Services segment), including certain hazardous waste and medical waste, for which we receive tipping fees according the volume or weight of the waste to be disposal, which are typically paid on a monthly basis.

Oil & Gas: This segment provides soil treatment and restoration services primarily to one main customer, Petrobras.

Value Recovery: Through this segment, we provide a variety of solutions that seeks to maximize the use of waste through innovative recycling processes. Our main business through this segment is the production and sale of biogas from waste products as well as the production of alternative fuel with high caloric value to the cement industry by combining two or more industrial waste products (hazardous waste), aimed at producing a “blend” (homogeneous mixture), which can be used in industrial furnaces of the cement industry. Through this segment, we also dismantle and repurpose electronic products and engage in more traditional recycling activities serving the construction industry.

Costs and expenses allocated to corporate primarily relate to services provided to us at the management and administrative level, including our board of directors, executive officers and upper management team, back office functions, regional administration support, as well as legal and advisory services. In addition, other operating income and expenses (consisting mainly of impairment charges, write-offs and capital gains and losses on the sale of assets) are also allocated here. We do not record revenues at the corporate level.

To eliminate the effects of intercompany transactions among our business segments, we adjust and offset the effect of revenues and expenses relating to services provided by, and received from, our consolidated entities across different business segments, which primarily include revenues and expenses from services provided by our Landfills segment to our Collection & Cleaning Services segment.

For additional information regarding our business segments, see “Item 4.B. Information on the Company—Business Overview—Business Segments.”

Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated:

	For the year ended December 31,
	2017	2017	2016 (restated)(2)	2015 (restated)(2)
	(in millions of US$)(1)		(in millions of R$)
Revenue from services rendered	412.7	1,365.3	1,393.0	1,338.9
Costs of services	(288.3)	(953.8)	(1,012.3)	(977.5)
Gross profit	124.4	411.6	380.7	361.4
Operating income (expenses)
General and administrative expenses	(78.0)	(258.1)	(231.9)	(223.3)
Selling expenses	(2.0)	(6.6)	10.5	13.3
Equity pickup	(0.3)	(1.0)	10.2	11.1
Other operating income (expenses), net	(9.0)	(29.9)	(77.9)	(24.7)
	(89.4)	(295.6)	(289.2)	(223.6)
Profit before finance income and costs	35.1	116.0	91.5	137.7
Finance costs	(161.5)	(534.3)	(400.9)	(385.2)
Finance income	33.2	109.7	53.6	30.2
Profit (loss) before income and social contribution taxes	(93.3)	(308.6)	(255.8)	(217.3)
Current income tax and social contribution	(5.5)	(18.3)	(55.4)	(5.8)
Deferred income tax and social contribution	112.2	371.1	(49.8)	12.6
Profit (loss) from continuing operations	13.4	44.2	(360.9)	(210.4)
Profit (loss) after income and social contribution tax from discontinued operations	2.4	8.1	-	(4.5)
Profit (loss) for the period/year	15.8	52.3	(360.9)	(215.0)

(1)
Solely for the convenience of the reader, the amounts in reais for the year ended December 31, 2017 has been translated into U.S. dollars using the rate of R$3.3080 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of December 31, 2017, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rate Information.”

(2)	For an explanation of our restatement as a result of our Internal Evaluation Process, please see “Explanatory Note” and Note 1.5 of our audited financial statements included herein.

Revenue From Services Rendered

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Revenue from services rendered decreased by R$27.7 million, or 2.0%, from R$1,393.0 million in 2016 to R$1,365.3 million in 2017. This decrease was primarily due to a R$37.0 million decrease in revenues from our Oil & Gas business segment corresponding to the decrease in the volume of services rendered to our main customer in this segment, partially offset by a R$15.0 million increase in revenues from Value Recovery segment due to an increase in activities at our gas-to-energy plants coupled with a R$6.8 million increase in revenues in our Collection & Cleaning Services segment mainly as a result of both inflation-driven price increases and increased momentum from our C&I business.

The table set forth below presents a breakdown of our revenue from services rendered by business segment for the periods indicated:

	For The Year Ended December 31,
	2017	2016
	(in millions of R$)
Collection & Cleaning Services	928.8	922.0
Landfills	455.4	449.8
Oil & Gas	25.9	62.9
Value Recovery	57.2	42.2
Subtotal	1,467.3	1,476.9
Elimination and adjustments	(102.0)	(83.9)
Total revenue from services rendered	1,365.3	1,393.0

Collection & Cleaning Services. Revenue from services rendered derived from our Collection & Cleaning Services segment increased by R$6.8 million, or 0.7%, from R$922.0 million in 2016 to R$928.8 million in 2017. Of our total revenue from services rendered in our Collection & Cleaning Services segment (i) during 2017, R$830.8 million, or 89.5%, was attributable to our public collections business with municipal customers, while R$98.0 million, or 10.5%, was attributable to our C&I collections business, and (ii) during 2016, R$843.1 million, or 91.4%, of our total revenue from services rendered was attributable to our public collections business with municipal customers and R$78.9 million, or 8.6%, was attributable to our C&I collections business.

This increase in revenue from services derived from our Collection & Cleaning Services segment was primarily due to (i) a R$24.0 million, or 6.4%, increase in revenues from our São Paulo urban cleaning contract through Soma due to the positive impact of inflation-linked contractually stipulated price adjustments together with the 100% consolidation of Soma’s results starting in October 2017 following the corporate reorganization of Soma as a special purpose vehicle, whereas as previously, we only consolidated 82.0% of Soma’s results reflecting our participation in the joint operation with Corpus and (ii) a R$19.0 million, or 24.1%, increase in revenues from our C&I collection business reflecting new relevant customers in our clients base.

These effects were partially offset by (i) a R$23.1 million, or 84.3%, decrease in revenues from São José dos Campos collection contract due to the termination of the contract in February 2017, and (ii) a R$7.5 million, or 22.0%, decrease from Aracaju our collection contract due to the partial termination since May 2017.

Landfills. Revenue from services rendered derived from our Landfills segment increased by R$5.6 million, or 1.3%, from R$449.8 million in 2016 to R$455.4 million in 2017 primarily due to (i) a R$32.2 million increase in revenues due to an increase in the volume disposed coupled with contractually stipulated inflation-driven price, particularly in relation to our Tremembé, Piratininga and Curitiba landfills and (ii) a R$5.7 million increase due to the 100% consolidation of our Catanduva landfill since June 2017. These effects were partially offset by a R$30.6 million, or 48.7%, decrease in revenues from our Maceió landfill mainly due to price adjustments in 2016 resulting from the application of inflation-linked price increases covering the period from 2010 to 2014 with no corresponding revenue in 2017.

Oil & Gas. Revenue from services rendered derived from our Oil & Gas segment decreased by R$37.0 million, or 58.9%, from R$62.9 million in 2016 to R$25.9 million in 2017, due to a corresponding decrease in the volume of services rendered to our main customer in this segment, Petrobras, reflecting in part the impact of the economic and political environment on Petrobras’ operations.

Value Recovery. Revenue from services rendered derived from our Value Recovery segment increased by R$15.0 million, or 35.5%, from R$42.2 million in 2016 to R$57.2 million in 2017, primarily due to a R$6.5 million, or 50.0%, increase in revenues from our gas-to-energy business due to the implementation of three more turbines in our Curitiba plant coupled with a R$3.0 million, or 13.0%, increase in revenues from co-processing business mainly due to new customers.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Revenue from services rendered increased by R$54.1 million, or 4.0%, from R$1,338.9 million in 2015 to R$1,393.0 million in 2016, primarily driven by (i) a R$87.5 million increase in our Collection & Cleaning Services segment reflecting the commencement of services in connection with a new public collections contract won in 2016 with the municipality of Aracaju (for additional information, see “Item 4.B. Information on the Company—Business Overview—Collection & Cleaning Services”) coupled with the positive impact of inflation-linked price increases and (ii) a R$36.0 million increase in revenue from our Landfills segment reflecting an increase in prices charged at our Maceió and Curitiba landfills and, to lesser extent, increased volumes at our Piratininga landfill due to the establishment of a new disposal contract (for additional information, see “Item 4.B. Information on the Company—Business Overview—Landfills”).

These increases were partially offset by (i) a R$40.8 million decrease in our Oil & Gas segment due to a reduction of services from our main customer in the Oil & Gas segment, Petrobras, reflecting in part the impact of the Brazilian economic and political environment on Petrobras’ operations and (ii) a loss of revenue from divested operations following (A) the sale of our 75% equity stake in Argentina-based Estrans in December 2015 (see “Item 4.A. Information on the Company—History and Development—Recent Divestments and Acquisitions—Sale of Interest in Estrans S.A.”), which generated revenue of R$34.5 million in 2015, with no corresponding revenue in 2016, (B) our sale of Azaleia in May 2015 (see “Item 4.A. Information on the Company—History and Development—Recent Divestments and Acquisitions—Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participacões S.A.”), with the contracts sold generating revenue of R$10.9 million in 2015, with no corresponding revenue in 2016 and (iii) decreased revenue from ongoing contracts with Petrobras that we were unable to assign following our sale of Estre O&G (see “Item 4.A. Information on the Company—History and Development—Recent Divestments and Acquisitions—Sale of Estre Óleo e Gás Holding S.A.”), which generated revenue of R$4.4 million in 2015, which no significant revenue in 2016.

The table set forth below presents a breakdown of our revenue from services rendered by business segment for the periods indicated.

	For The Year Ended December 31,
	2016	2015
	(in millions of R$)
Collection & Cleaning Services	922.0	834.5
Landfills	449.8	413.8
Oil & Gas	62.9	103.7
Value Recovery	42.2	44.8
Subtotal	1,476.9	1,396.8
Corporate	—	—
Elimination and adjustments	(83.9)	(57.9)
Total revenue from services rendered	1,393.0	1,338.9

Collection & Cleaning Services. Revenue from services rendered derived from our Collection & Cleaning Services segment increased by R$87.5 million, or 10.5%, from R$834.5 million in 2015 to R$922.0 million in 2016. Of our total revenue from services rendered in our Collection & Cleaning Services segment (i) in 2016, R$843.1 million, or 91.4%, was attributable to our public collections business with municipal customers, while R$78.9 million, or 8.6%, was attributable to our C&I collections business and (ii) in 2015, R$754.9 million, or 90.5%, was attributable to our public collections business with municipal customers, while R$79.6 million, or 9.5%, was attributable to our C&I collections business.

This increase in revenue from this segment was primarily due to (i) a R$34.0 million increase in connection with the commencement of collection operations in Aracaju in the state of Sergipe in March 2016 pursuant to a new municipal contract and (ii) the overall positive effect of contractually stipulated price increases linked to the Brazilian IPCA or IGP-M inflation indexes, contributing to (A) a R$32.7 million, or 9.6%, increase derived from our São Paulo urban cleaning operations and (B) a R$8.0 million, or 4.7%, increase from our collections business in Curitiba, among others.

These increases were partially offset by (i) the loss of C&I customers as a result of the adverse macroeconomic scenario in Brazil, (ii) our sale of Azaleia in May 2015 (see “Item 4.A. Information on the Company—History and Development—Recent Divestments and Acquisitions—Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participacões S.A.”), with the contracts sold generating revenue of R$10.9 million in 2015, with no corresponding revenue in 2016 and (iii) a R$1.7 million decrease resulting from the expiration of our Marechal Deodoro contract in the state of Alagoas in 2016.

Landfills. Revenue from services rendered derived from our Landfills segment increased by R$36.0 million, or 8.7%, from R$413.8 million in 2015 to R$449.8 million in 2016, primarily due to a (i) a R$38.5 million increase in revenue from our Maceió landfill in 2016 due to price adjustments resulting from the application of inflation-linked price increases covering the period from 2010 to 2014, (ii) a R$5.2 million increase in revenue from our Curitiba landfill in 2016 as a result of contractually stipulated inflation-driven price increases, (iii) a R$4.3 million increase from our Piratininga landfill resulting from a new contract with the Bauru municipality in 2016, (iv) a R$4.6 million increase from our Aracaju landfill due to a corresponding increase in the volume of Class I waste from Petrobras disposed there, and (v) a R$2.8 million increase from our Feira de Santana landfill as a result of a new contract with the municipality of Feira de Santana entered into in 2016.

These increases were partially offset by the sale of 75% of our foreign investment in Argentina-based Estrans in December 2015 (see “Item 4.A. Information on the Company—History and Development—Recent Divestments and Acquisitions—Sale of Interest in Estrans S.A.”), which generated revenue of R$34.5 million in 2015, with no corresponding revenue from Estrans in 2016.

Oil & Gas. Revenue from services rendered derived from our Oil & Gas segment decreased by R$40.8 million, or 39.3%, from R$103.7 million in 2015 to R$62.9 million in 2016, primarily due to a reduction of services from our main customer in the Oil & Gas segment, Petrobras, reflecting in part the negative impact of the economic and political environment on Petrobras’ operations.

Value Recovery. Revenue from services rendered derived from our Value Recovery segment decreased by R$2.6 million, or 5.8%, from R$44.8 million in 2015 to R$42.2 million in 2016, primarily due to a (i) R$3.2 million, or 11.6%, decrease from our co-processing and recycling businesses due to poor customer retention during the period and (ii) a decrease in revenue due to a corresponding decrease in the volume of carbon credits sold. These decreases were partially offset by a R$4.8 million increase in our energy business due to the commencement of operation of a new biogas plant in Curitiba in May 2016.

Elimination and adjustments. To eliminate the effects of intercompany transactions among our business segments, we deducted R$83.9 million and R$57.9 million from our total revenue from services rendered in 2016 and 2015, respectively, primarily reflecting services provided by our Landfills segment to our Collection & Cleaning Services segment.

Cost of Services

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Cost of services decreased by R$58.6 million, or 5.8%, from R$1,012.3 million in 2016 to R$953.8 million in 2017, mainly due to the following reasons:

•
Costs related to the lease of machinery and equipment decreased by R$29.5 million, or 63.4%, primarily due to the substitution of certain equipment rental arrangements for lease-to-own arrangements in 2017, which are classified as capital expenditures;

•
Costs related to depreciation, amortization and depletion decreased by R$22.2 million, or 16.7%, reflecting mainly the lowering of the depreciation rate applied to our landfills, which is annually reviewed as function of disposal volume, together with the closing of one cell in our Paulínia landfill, with the consequent impact of costs direct in provision for landfill closing reversals;

•
Costs related to waste treatment and disposal of leachate decreased by R$12.7 million, or 25.9%, primarily due to (i) the commencement of our leachate treatment facilities in Curitiba in mid-2016, representing significant costs savings compared to third party leachate treatment providers and (ii) the closing of one cell in Paulínia landfill; and

•
Costs related to materials used in the operations of landfills decreased by R$10.3 million, or 35.7%, primarily reflecting the costs of implementing higher safety and quality standards in 2016 without any corresponding cost in 2017.

The above decreases were partially offset by a R$18.5 million, or 87.9%, increase in costs related to equipment maintenance as a result of intensified maintenance activities during the year, particularly in relation to the repair of trucks and tractors.

The table set forth below presents a breakdown of our cost of services by business segment for the periods indicated:

	For The Year Ended December 31,
	2017	2016 (restated)(1)
	(in millions of R$)
Collection & Cleaning Services	(730.4)	(678.1)
Landfills	(259.0)	(337.3)
Oil & Gas	(21.2)	(41.6)
Value Recovery	(35.9)	(30.6)
Subtotal	(1,046.5)	(1,087.6)
Corporate	(9.3)	(8.7)
Elimination and adjustments	102.0	83.9
Total cost of services	(953.8)	(1,012.3)

(1)	For an explanation of our restatement as a result of our Internal Evaluation Process, please see “Explanatory Note” and Note 1.5 of our audited financial statements included herein.

Collection & Cleaning Services. Cost of services from our Collection & Cleaning Services segment increased by R$52.4 million, or 7.7%, from R$678.1 million in 2016 to R$730.4 million in 2017, primarily due to (i) a R$19.4 million, or 4.2%, increase in payroll, charges and benefits costs related to collective bargain agreements with employees, (ii) a R$16.0 million, or 82.7%, increase in costs from equipment maintenance due to an increase in maintenance activities during the year, particularly in relation to the repair of trucks and tractors, (iii) a R$13.4 million increase related to new municipal contracts in the city of Sertãozinho and Campo Largo and a transfer station which commenced operations in mid-2017, and (iv) a R$18.1 million increase in costs from our C&I collection business primarily due to the increase on the volume handled for new clients. These effects were partially offset by a R$19.8 million decrease in costs resulting from the termination of our São José dos Campos municipal contracts in February 2017.

Landfills. Cost of services from our Landfills segment decreased by R$78.3 million, or 23.2%, from R$337.3 million in 2016 to R$259.0 million in 2017, primarily due to (i) a R$16.4 million, or 37.0%, decrease in leachate disposal costs primarily due to the commencement of our leachate treatment facilities in Curitiba in mid-2016, representing significant costs savings compared to third party leachate treatment providers, together with the closing of one cell in our Paulínia landfill and overall less rainfall during the period, (ii) a R$10.3 million, or 35.7%, decrease in cost of materials to operate landfills primarily reflecting increased costs in 2016 in connection with the implementation of higher safety and quality standards that year without any corresponding effect in 2017, (iii) a R$9.4 million, or 8.3%, decrease in depreciation, amortization and depletion reflecting mainly the lowering of the depreciation rate applied to our landfills, which is annually reviewed as function of disposal volume, together with the closing of one cell in our Paulínia landfill, (iv) a R$7.9 million, or 70.7%, decrease in the lease of machinery and equipment primarily due to the substitution of rental agreements for certain equipment for lease-to-own agreements in 2017, which are classified as capital expenditures, and (v) a R$6.0 million, or 19.7%, decrease in fuel, lubricant and transportation costs due to the improvement in the efficiency of our operations and consequently, the reduction in amount of resources used.

Oil & Gas. Cost of services from our Oil & Gas segment decreased by R$20.4 million, or 49.1%, from R$41.6 million in 2016 to R$21.2 million in 2017, driven by a decrease in the volume of services rendered to our main customer in this segment, Petrobras.

Value Recovery. Cost of services from our Value Recovery segment increased by R$5.3 million, or 17.4%, from R$30.6 million in 2016 to R$35.9 million in 2017, driven mainly by the implementation of three more turbines in our Curitiba

Corporate. Cost of services at the corporate level increased by R$0.6 million, or 7.2%, from R$8.7 million in 2016 to R$9.3 million in 2017, primarily reflecting an increase in expenses associated with technical consulting advisors.

Elimination and adjustments. To eliminate the effects of intercompany transactions among our business segments, we added back R$102.0 million and R$83.9 million from our total cost of services in 2017 and 2016, respectively, primarily transactions between our Landfills and Collection & Cleaning Services segments.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Cost of services increased by R$34.8 million, or 3.6%, from R$977.5 million in 2015 to R$1,012.3 million in 2016. The change was primarily impacted by the following:

•
Payroll, charges and benefits costs increased by R$42.0 million, or 8.4%, from R$500.7 million in 2015 to R$542.7 million in 2016 mainly due to a R$32.1 million cost increase associated with the hiring of new employees to service a new public collections contract won in May 2016 with the municipality of Aracaju.

•
Waste treatment and disposal of leachate costs increased R$12.3 million, or 33.6%, from R$36.7 million in 2015 to R$49.0 million in 2016 primarily due to an increase in our rate of internalization in 2016.

•
Materials to operate landfills increased by R$7.4 million, or 34.7%, from R$21.3 million in 2015 to R$28.7 million in 2016 reflecting increased costs resulting from the adoption of higher safety standards in 2016.

These increases were partially offset by the following factors:

•
Transportation costs decreased by R$23.2 million, or 64.8%, from R$35.8 million in 2015 to R$12.6 million in 2016 primarily due to a decrease in the volume of services rendered to our main customer in the Oil & Gas segment, Petrobras, reflecting in part the negative impact of the economic and political environment on Petrobras’ operations.

•
Costs associated with lease of machinery and equipment decreased by R$9.9 million, or 17.6%, from R$56.4 million in 2015 to R$46.5 million in 2016 primarily due to the substitution of certain equipment rental arrangements for lease-to-own arrangements in 2016, which are classified as capital expenditures.

•
Costs associated with the lease of real estate, equipment and vehicles decreased by R$2.3 million, or 14.6%, from R$15.8 million in 2015 to R$13.5 million in 2016 primarily due to the substitution of certain vehicle and equipment rental arrangements for lease-to-own arrangements in 2016, which are classified as capital expenditures.

The table set forth below presents a breakdown of our cost of services by business segment for the years indicated:

	For The Year Ended December 31,
	2016 (restated)(1)	2015 (restated)(1)
	(in millions of R$)
Collection & Cleaning Services	(678.1)	(646.2)
Landfills	(337.3)	(278.1)
Oil & Gas	(41.6)	(64.6)
Value Recovery	(30.6)	(33.9)
Subtotal	(1,087.6)	(1,022.8)
Corporate	(8.7)	(15.1)
Elimination and adjustments	83.9	60.4
Total cost of services	(1,012.3)	(977.5)

(1)	For an explanation of our restatement as a result of our Internal Evaluation Process, please see “Explanatory Note” and Note 1.5 of our audited financial statements included herein.

Collection & Cleaning Services. Cost of services from our Collection & Cleaning Services segment increased by R$31.9 million, or 4.9%, from R$646.2 million in 2015 to R$678.1 million in 2016, primarily due to a R$46.7 million increase in costs in connection with the commencement of collection operations in the municipality of Aracaju pursuant to a newly won contract in May 2016. This effect was partially offset by the impact of the sale of Azaleia in May 2015 (see “Item 4.A. Information on the Company—History and Development—Recent Divestments and Acquisitions—Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participacões S.A.”), which contracts generated R$9.2 million in costs in 2015, with no corresponding costs in 2016.

Landfills. Cost of services from our Landfills segment increased by R$59.2 million, or 21.3%, from R$278.1 million in 2015 to R$337.3 million in 2016, primarily due to (i) a R$45.9 million increase in waste treatment and disposal of leachate costs due to an increase in our rate of internalization in 2016 and reflecting an increase in rainfall during the period, and (ii) a R$7.4 million, or 34.7%, increase in the cost of materials to operate landfills resulting from the adoption of higher safety standards in 2016.

Oil & Gas. Cost of services from our Oil & Gas segment decreased by R$23.0 million, or 35.6%, from R$64.6 million in 2015 to R$41.6 million in 2016, primarily due to a reduction in the volume of services rendered to our main customer in the Oil & Gas segment, Petrobras, reflecting in part the negative impact of the economic and political environment on Petrobras’ operations.

Value Recovery. Cost of services from our value recovery segment decreased by R$3.3 million, or 9.7%, from R$33.9 million in 2015 to R$30.6 million in 2016, primarily due to poor customer retention in relation to our co-processing and recycling businesses and therefore, reduced costs corresponding to reduced business volumes.

Corporate. Cost of services at the corporate level decreased by R$6.4 million, or 43.0%, from R$15.1 million in 2015 to R$8.6 million in 2016, reflecting a decrease in expenses associated with technical consulting advisors.

Elimination and adjustments. To eliminate the effects of intercompany transactions among our business segments, we added back R$83.9 million and R$60.4 million from its total cost of services in 2016 and 2015, respectively, primarily reflecting intracompany transaction between the Landfill and Collection & Cleaning Services segments.

Gross Profit

As a result of the factors described above, our gross profit (i) increased by R$30.9 million, or 8.1%, from R$380.7 million in 2016 to R$411.6 million in 2017; and (ii) increased by R$19.3 million, or 5.3%, from R$361.4 million in 2015 to R$380.7 million in 2016.

Operating Expenses

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Operating expenses increased by R$6.4 million, or 2.2%, from R$289.2 million in 2016 to R$295.6 million in 2017. The change was primarily impacted by the following:

•
General and administrative expenses increased by R$26.2 million, or 11.3%, from R$231.9 million in 2016 to R$258.1 million in 2017, mainly due to a R$58.4 million increase in provisions for legal proceedings reflecting mainly (A) a R$53.6 million provision established in connection with our participation in Brazil’s Tax Regularization Program resulting from our settlement of disputes that we previously had not provisioned for based on management’s earlier assessment of mid low probability of loss and (B) a R$11.2 million provision in connection with the findings from our Internal Evaluation Process resulting from insufficient loss carry forwads, slightly offset by a decrease in our provisions for labor proceedings as a result of favorable settlements and our reassessment of the chance of loss in certain of our ongoing proceedings. This increase in provisioning was partially offset by (i) a R$11.5 million, or 9.8%, decrease in payroll charges and benefits reflecting, among other factors, a decrease in expenses related to our restructuring incentive plan, (ii) a R$9.9 million, or 25.0%, decrease in advisory and legal advisory services and (iii) a R$5.3 million, or 17.1% , decrease in depreciation and amortization fees.

•
Selling expenses varied from income of R$10.5 million in 2016 to an expense of R$6.6 million in 2017, mainly due to the R$14.7 million increase in the allowance for doubtful accounts from our Collections & Cleaning Services segment in 2017 coupled with the impact of a reversal in the allowance for doubtful accounts in 2016 resulting from an increase in collection of overdue receivables, with no corresponding positive impact in 2017.

•
Share of profit of an associate varied from income of R$10.2 million in 2016 to an expense of R$1.0 million in 2017 reflecting the reclassification of the companies that will be spun-off in connection with the Transaction as discontinued operations (Loga, Attend and Terrestre).

The above increases were further offset by a decrease in other operating (expenses) income, net of R$48.0 million, or 61.6%, from R$77.9 million in 2016 to R$29.9 million in 2017, mainly due to (i) the R$25.6 million decrease in other operating expenses, from R$25.8 million in 2016 to R$0.2 million in 2017, reflecting mainly income in 2017 from our receipt of insurance payments  that we received from our insurance providers following operational disruptions at certain of our facilities, partially offset by provisions recorded in relation to findings from the Internal Evaluation Process, from  R$8.7 million in 2016 to R$10.9 million in 2017 and (ii) the R$20.9 million negative impact in connection with our write-off of the call option to acquire CDR Pedreira in 2016 with no corresponding impact in 2017 (see “Item 4.A. Information on the Company—History and Development of the Company—Recent Divestments and Acquisitions—Sale of CDR Pedreira—Centro de Disposicâo de Resíduos”).

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Operating expenses increased by R$65.6 million, or 29.3%, from R$223.6 million in 2015 to R$289.2 million in 2016. The change was primarily impacted by the following:

•
Other operating (expenses) income, net increased by R$53.2 million, from R$24.7 million in 2015 to R$77.9 million in 2016, mainly due to (i) a R$34.0 million increase in impairment charges relating to our CTR Itaboraí landfill, from R$10.8 million in 2015 to R$44.8 million in 2016, due to lower-than-expected returns from this project, (ii) a R$20.9 million loss in connection with our write-off of the call option to acquire CDR Pedreira in 2016, as compared with a R$10.7 million loss in 2015 (see “Item 4.A. Information on the Company—History and Development—Sale of CDR Pedreira—Centro de Disposicâo de Resíduos”), and (iii) a lower volume of tax credits in 2016 (R$13.3 million) compared to 2015 (R$22.6 million) reflecting our implementation of a more active tax efficiency program. These increases in other operating (expenses) income, net were partially offset by a R$12.1 million capital loss in connection with our sale of Estrans in 2015 (see “Item 4.A. Information on the Company—History and Development—Sale of Interest in Estrans S.A.”) without a corresponding loss in 2016 and, to a lesser extent, a decrease in provisions established in relation to our Internal Evaluation Process, from R$14.7 million in 2015 to R$8.7 million in 2016 (see “Explanatory Note”).

•
General and administrative expenses increased by R$8.6 million, or 3.9%, from R$223.3 million in 2015 to R$231.9 million in 2016, mainly due to (i) a R$14.6 million, or 14.3%, increase in payroll, charges and benefits costs, from R$102.3 million in 2015 to R$116.9 million in 2016, reflecting in part (A) an increase in expenses related to our restructuring incentive plan, from R$11.0 million in 2015 to R$33.1 million in 2016, (B) the hiring of approximately 1,000 new employees in 2016 to service our new collections contract in the city of Aracaju, and (C) the impact of inflation and the annual renegotiation of our collective bargain agreements with employees, and (ii) a R$5.8 million, or 35.4%, increase in costs related to legal and advisory services associated mainly with M&A transactions. These increases in general and administrative expenses were partially offset by a R$12.0 million decrease in provision for legal proceedings reflecting positive developments in connection with certain legal proceedings, leading our management to reduce the expectations of loss.

•
A R$2.8 million decrease in gains recorded under selling expenses, from R$13.3 million in 2015 to R$10.5 million in 2016, mainly due to a R$20.1 million decrease in reversals of provisions for doubtful accounts, from R$337.4 million in 2015 to R$317.3 million in 2016. We successfully renegotiated the payment of overdue accounts with certain specific municipalities with significant overdue balances and as a result reversed the related provisions. The renegotiated overdue accounts receivable balances in 2016 were lower than those renegotiated during 2015. This impact was offset by a decrease in additional accounts considered under doubtful accounts in 2016.

The above increases were offset by a decrease in the share of profit of an associate, from R$11.1 million in 2015 to R$10.2 million in 2016, reflecting mainly the worsened results of operations of Terrestre Ambiental Ltda. Terrestre, a landfill in which we hold a 40.0% interest, due to an increase in leachate treatment and disposal costs and financing expenses in connection with these operations. These decreases were partially offset by the increased gains from Logística Ambiental de São Paulo S.A. (Loga), a cleaning and collection operation in which we held a 38.0% interest, from R$5.3 million in 2015 compared to R$9.8 million in 2016, driven mainly by improved cost management, particularly a decrease in maintenance costs.

Profit Before Finance Income and Expenses

As a result of the factors described above, our profit before finance income and expenses: (i) increased by R$24.5 million, or 26.8%, from R$91.5 million in 2016 to R$116.0 million in 2017; and (ii) decreased by R$46.2 million, or 33.5% from of R$137.7 million in 2015 to of R$91.5 million in 2016.

Finance Income and Expenses, Net

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Finance income and expenses, net, increased by R$77.3 million, or 22.3%, from R$347.3 million in 2016 to R$424.6 million in 2017. The change was primarily impacted by the following:

•
Finance expenses increased by R$133.4 million, or 33.3%, mainly due to a R$136.3 million increase in interest for late payment of taxes reflecting mainly the increase in interest expenses accrued on the balance of taxes settled by us under the Brazilian Tax Regularization Program (see ‘‘—Key Factors Affecting Our Results of Operations—Participation in Tax Regularization Plan’’ above), partially offset by a R$32.9 million, or 12.5%, decrease in interest of loans and debentures due to the renegotiation of the interest paid on our debentures in connection with the Debt Restructuring.

•
Finance income increased by R$56.1 million, or 104.7%, primarily reflecting a R$91.5 gain as a result of the discounts we obtained when renegotiating our debentures as part of the Debt Restructuring, partially offset by a R$20.0 million decrease in interest of taxes credit due to inflation adjustments related to income and social contribution tax and withheld INSS.

The significant majority of our finance income and costs is incurred at a corporate level on a company-wide basis and is not allocated to any of our business segments.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Finance income and expenses, net, decreased by R$7.7 million, or 2.2%, from R$354.9 million in 2015 to R$347.2 million in 2016. The change was primarily impacted by the following:

•
Finance income increased by R$23.4 million, or 77.5%, from R$30.2 million in 2015 to R$53.6 million in 2016, mainly due to (i) R$26.8 million in interest recorded in 2016 derived from inflation adjustments related to income and social contribution tax losses withheld by INSS, without corresponding finance income in 2015, and (ii) a R$8.3 million, or 76.1%, increase resulting from interest income on late payments from customers. These increases were partially offset by (i) a R$ 7.7 million, or 74.8% decrease in other finance income due to an adjustment to present value of the accounts payable for land acquisition, and (ii) a R$3.9 million decrease in interest on investments resulting from a lower amount invested in the financial markets; and

•
Finance costs increased by R$15.7 million, or 4.1%, from R$385.1 million in 2015 to R$400.8 million in 2016, mainly due to a R$28.6 million increase in interest on loans and debentures driven by increased interest rates, which was partially offset by a R$7.4 million, or 9.1%, decrease in interest expenses for late payment of taxes coupled with a R$5.0 million, or 42.7%, decrease in interest expenses for late payment to suppliers.

The significant majority of our finance costs and income is incurred at a corporate level on a company-wide basis and is not allocated to any of our business segments.

Loss Before Income and Social Contribution

As a result of the factors described above, our loss before income and social contribution (i) increased by R$52.8 million, or 20.6%, from R$255.8 million in 2016 to R$308.6 million in 2017; and (ii) increased by R$38.5 million, or 17.7%, from R$217.3 million in 2015 to R$255.8 million in 2016.

Income and Social Contribution Taxes

Under Brazilian income tax law, income taxes are paid by each entity on a stand-alone basis, as a result, changes in the consolidated effective tax rate are driven by changes in each of the entities’ effective tax rates.

In 2017, we recorded a gain of R$352.8 million in connection with income and social contribution taxes, reflecting a consolidated effective tax rate of 114.3% (gain), as compared to the nominal tax rate of 34.0%. These effects resulted mainly from a gain of R$371.1 million reflecting the recognition of tax loss carryforwards (previously not recognized as a deferred tax asset) that were used in connection with our participation in the Brazilian Tax Regularization Program, which permits the settlement of tax debts with the Brazilian federal government using tax loss carryforwards (see ‘‘—Key Factors Affecting Our Results of Operations—Participation in Tax Regularization Plan’’ above).

In 2016, we recorded expenses of R$105.2 million in connection with income and social contribution taxes, reflecting a consolidated effective tax rate of 41.1% (expense), as compared to the nominal tax rate of 34.0%. In 2016, although we generated consolidated losses, a number of our subsidiaries generated taxable income resulting in the recognition of a current income tax expense of R$55.4 million. In addition, we recognized a deferred income tax loss of R$49.8 million because of the recognition of additional deferred income tax liabilities during the period. In 2016, we recorded consolidated losses before income tax and social contribution taxes of R$255.7 million, resulting in an income tax credit of R$86.9 million (using a statutory rate of 34%), however, we recognized a consolidated income tax expense (current and deferred) of R$105.2 million. The main reasons for the difference are as follows: (i) R$125.3 million of losses by subsidiary entities, for which a deferred income tax asset was not recognized on such losses as it is not expected that they will generate future taxable income, (ii) a expense of R$39.5 million in non-deductible permanent difference, (iii) a gain of R$10.9 million in amortization of taxable goodwill, (iv) a gain of R$19.9 million in deferred taxes on revenues from governmental entities, which are only taxable when paid, and (v) a expense of R$63.4 million in deferred tax assets not recognized in entities that are not expected to generate future taxable income.

In 2015, we recorded a credit of R$6.8 million in connection with income and social contribution taxes, reflecting a consolidated effective tax rate of 3.1% (gain), as compared to the current nominal tax rate of 34.0%, while in 2014, we recorded expenses of R$6.5 million in connection with income and social contribution taxes, reflecting a consolidated effective tax rate of 7.1% (expense), as compared to the current nominal tax rate of 34.0%. In 2015, although we generated consolidated losses, a number of our subsidiaries generated taxable income resulting in the recognition of a current income tax expense of R$5.7 million; however, we recognized a deferred income tax gain of R$12.6 million because of the recognition of a deferred tax asset on loss carryforwards used to settle tax contingencies under the REFIS “COPA” tax amnesty program and additional net deferred income tax assets recognized during the period. In 2015, we recorded consolidated losses before income tax and social contribution taxes of R$218.8 million, resulting in an income tax credit of R$74.4 million (using a statutory rate of 34%), and recognized a net consolidated income tax credits of R$6.8 million. The main reasons for the difference are as follows: (i) a R$94.6 million of losses by subsidiary entities, for which a deferred income tax asset was not recognized on such losses as it is not expected that they will generate future taxable income, (ii) a expense of R$23.3 million in non-deductible permanent difference, (iii) a gain of R$13.1 million in amortization of taxable goodwill, (iv) a gain of R$7.0 million in deferred taxes on revenues from governmental entities, which are only taxable when paid, and (v) a gain of R$19.6 million in deferred tax assets recognized.

Net Income/Loss for the Period From Continuing Operations

As a result of the factors described above, our profit (loss) for the period from continuing operations:  (i) varied by R$405.1 million, from a loss of R$360.9 million in 2016 to an income of R$44.2 million in 2017 and (ii) decreased by R$150.5 million, or 71.5%, from a loss of R$210.4 million in 2015 to a loss of R$360.9 million in 2016.

Net Income/Loss After Income and Social Contribution Tax From Discontinued Operations

We recorded a gain after income and social contribution tax from discontinued operations of R$8.1 million in 2017 reflecting the results of operations of our Colombia-based landfill Doña Juana, of which we relinquished control in January 2016 and of Attend Ambiental, Terrestre and Loga that were transferred to Latte Saneamento e Participações S.A. and classified as discontinued operations.

We recorded a loss after income and social contribution tax from discontinued operations of R$0.01 million in 2016.

We recorded a loss after income and social contribution tax from discontinued operations of R$4.5 million in 2015 reflecting the results of operations of our Colombia-based landfill Doña Juana, of which we relinquished control in January 2016 (see “Item 4.A. Information on the Company—History and Development—Recent Divestments and Acquisitions—Sale of Interest in CGR Doña Juana S.A. ESP”).

Net Income/Loss for the Period

As a result of the factors described above, our loss for the period: (i) varied by R$413.2 million, from a loss of R$360.9 million in 2016 to an income of R$52.3 million in 2017; and (ii) decreased by R$145.9 million, or 67.9%, from a loss of R$215.0 million in 2015 to a loss of R$360.9 million in 2016.

B.	Liquidity and Capital Resources

Sources and Uses

Our primary sources of cash have historically been cash flows from operations, bank borrowings and the proceeds from debt offerings. As of December 31, 2017, we recorded working capital (represented by total current assets minus total current liabilities) of R$293.4 million and a capital deficiency of R$455.9 million, and as of December 31, 2016, we recorded negative working capital of R$1,366.2 million and a capital deficiency of R$737.1 million. For further information, see note 3 to Estre’s audited financial statements included elsewhere in this annual report.

As of December 31, 2016, our negative working capital was primarily driven by our significant levels of current indebtedness, coupled with a significant decrease in our cash on hand during recent years. Our working capital position as of December 31, 2017 was primarily driven by the renegotiation of a significant portion of our indebtedness classified as non-current liabilities. On August 10, 2017, we entered into a binding facility commitment letter with the Creditors which provided for the restructuring of our existing debentures through a prepayment of US$200 million, a partial debt write-down and the restructuring of our existing debentures and related debt acknowledgment instrument, in connection with and conditioned upon the Transaction. On December 7, 2017, we amended the binding facility commitment letter, pursuant to which the Creditors agreed to amend the required prepayment in connection with the Transaction to a defined range of the prepayment of a minimum debt prepayment of US$100 million and a maximum debt prepayment of US$200 million. On December 26, 2017, we paid US$110.6 million to the Creditors. In addition, the debenture holders granted us a reduction corresponding to 25% of the prepaid amount. We then amended and restated the terms of our existing debentures and related debt acknowledgment instrument.

The Debt Restructuring carried out in connection with the Transaction resulted in a substantial debt reduction in our outstanding indebtedness at a discount to our outstanding principal amount and a material increase in cash on hand in our balance sheet, which has significantly mitigated our negative working capital position and capital deficiency issues. For further information, see “—A. Operating Results—Key Factors Affecting Our Results of Operations—Restructuring Plan” above.

In addition, we have concurrently experienced a significant decrease in our free cash flow over the past two years, primarily associated with an increase in our trade accounts receivables from R$531.8 million as of December 31, 2015 to R$722.5 million as of December 31, 2016 and R$778.1 million as of December 31, 2017, mainly resulting from payment delays by our public entity customers as a result of budgetary pressures on Brazilian municipalities during the recent economic downturn in Brazil coupled with the effects of the general elections held in Brazil at the end of 2016 and the resulting seasonal shifts in budgetary priorities. In order to minimize the effects of delayed payments on our operating cash flow, we have generally successfully renegotiated payment terms with our main suppliers and has been able to delay payments, without any additional charges. This is possible as suppliers are aware that our cash availability is dependent on our collection from municipalities.

We believe that our cash balances and cash from operating activities following the Transaction and the Debt Restructuring has provided us with sufficient financial resources to meet our anticipated capital requirements and maturing obligations as they come due.

Cash Flows

The following table sets forth for the periods indicated a summary of our cash flows:

	For The Year Ended December 31
	2017	2016	2015
	(in R$ millions)
Cash flow provided by operating activities	243.3	213.5	235.2
Net cash (used in) provided by investing activities	(200.3)	(166.7)	(90.1)
Net cash used in financing activities	10.6	(63.5)	(210.4)
(Decrease) increase in cash and cash equivalents	53.6	(16.7)	(65.3)

Cash Flows Provided by Operating Activities

We generated R$243.3 million of net cash from operating activities in 2017, compared with R$213.5 million in 2016, representing a R$29.8 million net increase. This increase in operating cash flows was primarily due to a net profit of R$59.0 million in 2017 compared to net losses of R$360.9 million in 2016. This effects were partially offset by a (i) a R$420.8 million net decrease from deferred income and social contribution taxes reflecting mainly our participation in the Brazilian Tax Regularization Program, which corresponded to a R$373.2 million positive impact on our statement of profit or loss in 2017 due to recognition of off-balance tax loss carryforwards, without any corresponding positive impact on our cash flow and (ii) a R$104.3 million net increase in trade accounts receivable mainly associated with an increase in overdue payments from certain public entity customers due to political and economic environment in Brazil.

We generated R$213.5 million of cash flows from operating activities in 2016, compared with R$235.2 million in 2015, representing a R$21.7 million decrease. The decrease in operating cash flows in 2016 compared to 2015 was due primarily to a R$144.0 million net increase in trade accounts receivable, from R$48.1 million in 2015 to R$192.1 million in 2016, mainly associated with the an increase in overdue payments from certain public entity customers due to the political environment in Brazil related to the municipal elections at the end of 2016. This effect was partially offset by (i) an R$85.8 million net decrease in other receivables mainly associated with the settlement of the accounts receivables from the Azaleia transaction, (ii) a R$20.4 million net increase in trade accounts payable mainly associated with the payment of suppliers, and (iii) a R$13.2 million increase in our net income for the year after income and social contribution taxes, net of the effect of non-cash adjustments, from R$317.6 million in 2015 to R$330.8 million in 2016.

Cash Flows Used in Investing Activities

We used R$200.3 million of cash in investing activities in 2017, compared with R$166.7 million used in 2016, representing a R$33.6 million net increase. This net increase in cash used in investing activities was primarily due to (i) a R$45.6 million net increase in cash used for the acquisition of intangible assets reflecting mainly SAP operating systems implementation, (ii) a R$41.3 million net decrease in cash generated from marketable securities resulting from our return of funds held in an earn-out escrow account relating to our historical acquisition of Viva Ambiental considering the conclusion of the earn-out period in 2016. These effects were partially offset by a R$53.6 million net decrease in payment for acquisition of subsidiaries mainly associated with earn-out payments made in 2016 relating to the acquisition of Viva Ambiental in 2012, with no corresponding payments made in 2017.

We used R$166.7 million of cash in investing activities in 2016, compared with R$90.1 million in 2015, representing a R$76.6 million increase. This increase in cash used in investing activities was due primarily to (i) a R$53.6 million net increase in cash used in payment for acquisition of subsidiaries mainly associated with earn-out payments made in 2016 relating to the acquisition of Viva Ambiental in 2012, (ii) a R$21.7 million net increase in cash used for the acquisition of fixed assets and (iii) a R$7.6 million net decrease in cash earned from dividends received, mainly associated with the decrease of dividends received from our indirect interest in Unidade de Tratamento de Resíduos—UTR S.A. waste management center due to the process of closing of our activities during 2016. These effects were partially offset by a R$21.7 million increase in cash derived from sales of marketable securities.

Cash Flows Used in Financing Activities

We generated R$10.6 million in cash from financing activities in 2017, compared with R$63.5 million of cash used in 2016. This variation was due primarily to a R$387.3 million net increase in capital reflecting the capital contribution derived from the Transaction, partially offset by a R$289.9 million net increase in payment of interest and financial charges related to repayment of debentures in connection with the renegotiation of the debentures as part of the Debt Restructuring.

We used R$63.5 million of cash in financing activities in 2016, compared with R$210.4 million in 2015, representing a R$146.9 million decrease. This decrease in cash used in financing activities was due primarily to (i) a R$161.9 million decrease in cash used in the repayments of loans and financing and debentures, from R$222.5 million in 2015 to R$60.5 million in 2016, primarily resulting from the non-payment of debentures principal and interest during 2016 and the reduction of working capital and equipment debt (FINAME), and (ii) a R$20.6 million decrease in cash used for the payment of interest and financial charges incurred in connection with our loans and financing and debentures. These effects were partially offset by a R$35.6 million decrease in cash proceeds obtained from loans and finance raised, from R$42.2 million in 2015 to R$6.5 million in 2016, reflecting our inability to secure new financing on attractive terms due to our worsened credit profile.

Borrowings

As of December 31, 2017, our total financial indebtedness, consisting primarily of outstanding balances on our debentures and, to a lesser extent, other working capital and BNDES loans and financings and finance leases, was R$1,454.5 million, as compared to R$1,692.3 million and R$1,501.4 million as of December 31, 2016 and 2015, respectively. As of December 31, 2017, 98.7% of our total indebtedness was linked to floating rates compared to 99.1% and 96.2% as of December 31, 2016 and 2015, respectively.

In connection with the Transaction, on December 26, 2017, we repaid US$110.6 million under our existing debentures and related debt acknowledgment instrument to the Creditors. In addition, the debenture holders granted us a reduction corresponding to 25% of the prepaid amount. We then amended and restated the terms of our existing debentures and related debt acknowledgment instrument. For further information, see “—A. Operating Results—Key Factors Affecting Our Results of Operations—Restructuring Plan” above. The Debt Restructuring carried out in connection with the Transaction resulted in a substantial debt reduction in our outstanding indebtedness at a discount to our outstanding principal amount and a material increase in cash on hand in our balance sheet, which has significantly mitigated our negative working capital position and capital deficiency issues.

Debentures

As of December 31, 2017, the substantial majority of our indebtedness consisted of amounts due under two separate issuances of debentures in 2011 and 2012, respectively, which have been restructured in connection with the Transaction. For more information, see “—A. Operating Results—Key Factors Affecting Our Results of Operations—Restructuring Plan” above.

First issuance of debentures: on June 27, 2011, we issued debentures in a principal outstanding amount of R$680.0 million exclusively to BTG Pactual, then one of our controlling shareholders. On June 13, 2017, we, Estre Coleta Holding S.A. and BTG Pactual executed a Private Debt Acknowledgment Instrument (Instrumento Particular de Confissão de Dívida) that progressively repealed and replaced the indenture governing our first issuance of debentures, and had substantially the same terms and conditions as those debentures. At the closing of the Transaction, we completed our Debt Restructuring, pursuant to which we partially paid down the outstanding balance of these debentures and related debt acknowledgment instrument, then amended and restated the terms of these debentures and related debt acknowledgment instrument in the total principal amount of their remaining outstanding balance. For additional information, see “—A. Operating Results—Key Factors Affecting Our Results of Operations—Restructuring Plan” above.

Second issuance of debentures: on December 14, 2012, we completed a second issuance of debentures in a principal outstanding amount of R$650.0 million. At the closing of the Transaction, we completed our Debt Restructuring, pursuant to which we partially paid down the outstanding balance of these debentures, then amended and restated the terms of these debentures in the total principal amount of their remaining outstanding balance. For additional information, see “—A. Operating Results—Key Factors Affecting Our Results of Operations—Restructuring Plan” above.

The table below shows the outstanding balance under our debentures and the associated borrowing costs as of the periods indicated:

	As of December 31,
(in millions of R$)	2017	2016	2015
First Issuance of Debentures	419.2	906.7	773.2
Second Issuance of Debentures	649.8	761.3	651.5
Borrowing Costs	-	(2.4)	(7.6)
Total	1,069.0	1,665.6	1,417.1

Debt Restructuring and Refinanced Debt

On August 10, 2017, we entered into a binding facility commitment letter with the Creditors, the holders of our debentures and related debt acknowledgment instrument, which provided for the restructuring of our existing debentures and related debt acknowledgment instrument through the prepayment of US$200 million, a partial debt write-down and the restructuring of the existing debentures, in connection with and conditioned upon the Transaction. On December 7, 2017, we amended the binding facility commitment letter, pursuant to which the Creditors agreed to amend the required prepayment in connection with the Transaction to a defined range of the repayment of a minimum debt prepayment of US$100 million and a maximum debt prepayment of US$200 million.

At the closing of the Transaction, we completed our Debt Restructuring, pursuant to which we used an amount of US$110.6 million from the total cash investments received by us to partially prepay certain of our existing debentures and related debt acknowledgment instrument, each denominated in Brazilian reais, proportionally to the stake each of our Creditors held in the debt represented by the Debentures on the closing date of the Transaction. Upon receipt of such payment, the Creditors granted us a reduction corresponding to 25% of the prepaid amount.

We then amended and restated the terms of our existing debentures and related debt acknowledgment instrument after the payment of the amount of US$110.6 million. In addition, the debenture holders granted us a reduction corresponding to 25% of the prepaid amount. The Creditors continue to hold the Refinanced Debt in the following proportion: 54.4% to Banco BTG Pactual S.A., 22.8% to Santander and 22.8% to Itaú Unibanco S.A.

The Debt Restructuring carried out in connection with the Transaction resulted in a substantial debt reduction in our outstanding indebtedness at a discount to our outstanding principal amount and a material increase in cash on hand in our balance sheet, which has significantly mitigated our negative working capital position and capital deficiency issues.

As a result, our total outstanding indebtedness (comprising current and non-current loans and financing and debentures) as of December 31, 2017 was R$1.5 billion.

The total amount outstanding under the Refinanced Debt as of December 31, 2017 was R$1,069.0 million. The Refinanced Debt bears interest at a rate of CDI plus 2.0% per annum, with payments of principal to be repaid semi-annually in 11 installments after a three-year grace period and maturing eight years after the disbursement date of the Refinanced Debt. Interest payments under the Refinanced Debt will be made semi-annually after a grace period of two years and the interest accrued in the first 18 months will be capitalized and incorporated into the principal of the Refinanced Debt.

A significant part of our assets have been pledged as collateral to secure repayment of the Refinanced Debt part of its, and of its material controlled subsidiaries, assets, which prevented us from granting guarantees to third parties without obtaining Creditors’ waivers. The Refinanced Debt is secured by collateral consisting of (i) a lien on all real estate relating to the operational landfills; (ii) a lien on all material subsidiaries controlled, directly or indirectly, by us; (iii) a fiduciary assignment of the remaining balance originated from the foreclosure of liens described in this paragraph; and (iv) corporate guarantees of all material subsidiaries controlled, directly or indirectly, by us. The debt admission instrument related to our first issuance of debentures is also secured by a fiduciary assignment of certain real estate assets owned by us. In addition, the Refinanced Debt is secured by a fiduciary lien on all (except for 4.38% secured for the benefit of Angra) of the Company’s common shares as security for the payment of all obligations related to the Refinanced Debt.

The Refinanced Debt contains affirmative and negative covenants customary for facilities of this nature, including, but not limited to, financial covenants (such as net debt to EBITDA ratio and debt service coverage ratio) and negative pledges covenants limiting our ability to pledge our assets as collateral. In particular, the instruments governing our Refinanced Debt require us to maintain the following financial ratios, which must be measured semi-annually as of June 30 and December 31 of each year, on a Company consolidated basis, starting on December 31, 2018:

•	As of December 31, 2018, the Company’s consolidated annual net debt to EBITDA ratio must be 4.0x or less;

•	As of December 31, 2019 and subsequent fiscal year-ends, the Company’s consolidated annual net debt to EBITDA ratio must be 3.5x or less;

•	For three consecutive semi-annual periods starting in 2019 and thereafter, the Company’s consolidated net debt to EBITDA ratio must be 3.0x or less;

•	If the Company’s net debt to EBITDA ratio is above 2.8x as of any measurement date, then our debt service coverage ratio must be at least 1.2x; and

•	If the Company’s consolidated net debt to EBITDA ratio is 2.8x or less as of any measurement date, then the Company’s consolidated debt service coverage ratio must be at least 1.0x.

For purposes of our Refinanced Debt, net debt is calculated as the Company’s consolidated loans and financing and debentures, accounts payable for periods greater than 60 days related to asset acquisitions, other accounts payable (including tax installment accounts but excluding trade accounts payable), indebtedness with related parties, derivatives, finance leases and personal guarantees or other credit exposures, less cash and cash equivalents and financial investments. EBITDA is calculated as the Company’s consolidated net income plus taxes, finance income, net finance cost, and depreciation, amortization and depletion, for the trailing twelve months. Debt service coverage ratio is a measure of the Company’s cash flow available to pay our current debt obligations, calculated in accordance with a formula stated in the instruments governing our Refinanced Debt.

The Refinanced Debt also contain events of default customary for facilities of this nature.

Loans and Financing Agreements

The table below shows the interest rates and the outstanding balances of our loans and financing agreements as of the dates indicated.

	Index and Interest Rate per year	As of December 31,
		2017	2016	2015
	(%)	(in millions of R$)
Working capital	CDI + 2.0% p.a.	357.8	-	-
Working capital	CDI + 0.05% p.m.	2.5	-	-
Working capital	IPC + 7.0% p.a.	-	2.4	6.7
Working capital	CDI + 7.0% p.a.	-	-	30.4
BNDES FINAME(1)	TJLP + 1.0% to 12.9% p.a.	6.3	18.5	45.7
Leases(2)	1.92% p.m. to 14.0% p.m.	18.9	5.8	0.1
Total		385.5	26.7	84.3
Current		14.1	16.7	64.1
Non-current		371.4	10.0	20.2

(1)	Lending program through the BNDES. FINAME loans are guaranteed by the leased item as well as separate other shareholder guarantees.
(2)	Financial leases are guaranteed by the leased item.

Working Capital Loans

Working capital loans represent a significant portion of our indebtedness due to our recent private debt acknowledgment instrument (related to debentures) executed with BTG Pactual in connection with the Debt Restructuring (see “—A. Operating Results—Key Factors Affecting Our Results of Operations—Restructuring Plan” above). As of December 31, 2017, the total outstanding balance of our indebtedness classified as working capital loans was R$360.3 million.

Financing Agreements with BNDES

We have historically been able to secure attractive financing for the acquisition of a significant portion of our fleet of heavy equipment and machinery, including our collection and transfer trucks, as well as for certain other investments in infrastructure such as the development of new landfills through loans from the FINAME program administered by BNDES on terms that were generally more favorable than those offered by commercial banks in Brazil.

As of December 31, 2017, we were party to 71 financing contracts funded by BNDES under its FINAME program. These contracts have an average term of 60 months and a standard grace period of six months for the payment of principal. Following the applicable grace period, payments are due monthly. The loans under our FINAME financings bear interest at rates indexed to TJLP, plus a spread ranging from 1.0 to 12.9 per annum. The assets purchased with proceeds of the financing secure our obligations under the contracts, which are also guaranteed by promissory notes or by our controlling shareholders. As of December 31, 2017, the total outstanding balance of our FINAME financings was R$6.3 million.

As a result of deteriorating macroeconomic conditions in Brazil and the Brazilian government’s consequent struggle to rebalance its public accounts amid an escalating political and economic crisis, the FINAME program was subject to material adjustments starting in 2014 pursuant to which the overall funding available under the programs was reduced and the interest rates available through the programs were increased. As a result, we can no longer rely on BNDES funding to support the acquisition of new heavy equipment and machinery and the attractive interest rates offered through such financing. Accordingly, we must seek other sources of funding for acquisition of equipment, including leasing arrangements.

C.	Research and Development, Patents and Licenses, etc.

Our research and development initiatives and associated costs are immaterial for the periods covered by this annual report.

D.	Trend Information

The Brazilian waste management industry is highly fragmented, and there are several prominent players that engage in all aspects of the value chain, including collection, recycling, and landfill disposal. In terms of the collection of waste, no single player accounts for more than 10.0% of market share, and the top five largest players collectively accounted for 27.1% in 2016, of which we held a leading 8.0% market share. Comparatively, the top three largest U.S. solid waste management businesses have grown market share to approximately 40% of the total U.S. market, according to IBIS data. Competition in the waste management industry outside the top five large players is characterized by small regional and privately owned solid waste companies, which generally maintain collection operations with limited or no in-house transfer, recycling or landfill disposal capabilities. Estre also competes with municipalities that maintain waste collection or disposal operations, which may have financial advantages due to the availability of tax revenue and tax-exempt financing, but which do not provide waste management services outside the borders of their own municipality.

Brazil generated around 78.3 million tons of MSW in 2016, representing a CAGR of 1.6% since 2012, according to ABRELPE data, while population growth during the same period was 1.5% according to IBGE. The majority (74.7%) of this waste originated from two main regions in Brazil: the Southeast and Northeast. In 2016, approximately R$24.5 billion was spent by municipal departments in Brazil on urban cleaning and MSW collection and disposal, according to ABRELPE data. The industry, however, remains underpenetrated, in 2016 it is estimated that approximately 7.0 million tons of waste volume generated remained uncollected according, and approximately 41.6% of the 71.4 million tons of MSW collected was improperly disposed of.

Over the past decade, economic growth in Brazil has lifted millions out of poverty and into the middle class, stimulating solid waste generation on both an absolute and per capita basis with a 1.6% and 0.1% CAGR, respectively, from 2012 to 2016, despite a 0.9% CAGR decline in GDP over the same period. While Brazil has experienced negative GDP growth starting in 2014, prior to such stagnation and eventual recession, there was a strong correlation between growth in GDP and increases in waste generation and collection. For example, in 2010, when GDP growth was 7.5%, collection growth was 8.0% year-over-year compared to generation growth of 6.9% year-over-year. Even with negative GDP growth in 2015, MSW generation and collection grew on both absolute terms and on a per capita basis. In 2016, however, MSW generation and collection followed the negative GDP growth and decreased both on absolute terms and on a per capita basis. Between 2012 and 2016, waste collection in Brazil experienced a CAGR of 1.9%, driven by improved environmental regulations. The table set forth below illustrates the growth of waste generation and waste collection between 2012 and 2016:

Waste Generation Growth	Waste Collection Growth

Source:	ABRELPE

Waste management in Brazil benefits from two significant catalysts. First, Brazil’s positive commitment towards environmental matters and environmental regulation led to the enactment of the National Solid Waste Policy (PNRS), by the Brazilian Ministry of the Environment in 2010. Among other things, the creation of the PNRS established long sought-after sustainability goals and introduced the following measures:

•	Concept of shared responsibility among waste generators, collectors and waste management companies;

•	The creation of regional waste management authorities so that smaller municipalities can share resources to promote cost reduction programs; and

•	Tax incentives for energy generated from waste.

Most notably, the PNRS made uncontrolled disposal of waste illegal and has imposed strict penalties for the improper disposal of waste. To comply with the requirements of the PNRS, various municipalities throughout Brazil have implemented deadlines to comply with the proper disposal of solid waste, ranging from July 2018 to July 2021 depending on size of the municipality:

•	State capitals and metropolitan municipalities must comply by July 2018;

•	Cities that neighbor state capitals or metropolitan areas and those with more than 100 thousand inhabitants must comply by July 2019;

•	Cities between 50 and 100 thousand inhabitants must comply by July 2020; and

•	Cities with less than 50 thousand inhabitants must comply by July 2021.

To illustrate the untapped potential that the adoption of the PNRS has given private waste management companies, 41.6% of the 71.4 million tons of MSW collected in Brazil in 2016 (corresponding to 29.7 million tons of waste) had been improperly disposed of. The table below sets forth the waste collected in Brazil in 2016:

Waste Collected in 2016 (million tons and % of total)

Source:	ABRELPE

Second, as Brazil’s GDP per capita increases, so does its generation of waste. As the chart below illustrates, Brazil had already become the third largest solid waste producer in the world by 2015, only behind China and the United States. Nevertheless, Brazil (5.1%) had a comparatively higher CAGR than the United States (0.7%) in terms of waste generation per capita between 2010 and 2015.

Solid Waste Generation in 2015

Source:	International Solid Waste Association

Currently, Brazilians produce on average 379.6 kg of waste per year, while Europeans and Americans produce 470 kg and 712 kg of waste per year on a per capita basis, respectively. If Brazil’s GDP per capita continues to grow at its recent pace waste production might reach European levels before 2025, bringing an additional 40 million tons of waste into the waste management industry, or approximately 65% growth. The table below compares Brazil, the European Union and the United States in waste generation, waste generation per capita CAGR, and estimated waste generation for the periods indicated:

Waste Generation in 2015	Waste Generation per Capita CAGR 2010–15	Estimated Waste Generation 2020

Source:	ABRELPE, Eurostat, Biocylce

The solid waste industry can be classified into several asset categories including collection operations, landfills, and recycling. Vertical integration of these assets into a single network enables Estre to better manage the waste stream throughout the entire value chain driving efficiencies and superior customer service.

Collection

Waste collection involves the gathering of waste from its point of origin and the delivering of waste to a treatment facility. The collection of waste is the first link in the waste management value chain and puts waste collectors in direct contact with waste producers. Waste collectors are divided by producer type and by waste class and can either be private companies or state-owned entities. Collection services can be contracted via contract or provided by the municipality. MSW collection services in Brazil remain highly fragmented with a large number of operators across the country varying in size, scale and segment focus. Hazardous residues (Class I) collection is often performed by specialized waste management companies with the ability to properly classify and transport the waste as well as maintain required waste management records.

Another characteristic of the Brazilian waste management market is its regional disparity, with predictably higher amounts of waste collected in more heavily populated regions. More than half of the waste (52.7%) generated in Brazil is collected in the Southeast region, which includes large urban centers such as São Paulo, Rio de Janeiro and Belo Horizonte, while approximately 22% is collected in the less densely populated Northeast region. The graphic below illustrates the regional differences in waste collection in 2015:

Collection by Region in 2016

Source:	ABRELPE

Recycling

In Brazil, the major waste collectors provide the waste stream to recycling cooperatives. These cooperatives are in charge of sorting, compacting and reselling the recyclable products. Some waste management companies such as Estre and Cavo, partner with local NGO’s to provide support and advice to these cooperatives to improve their operations. The proper incentives or marketability of the recyclable products are key for the increase in the rates of recycling. Historically, organic waste represents approximately two thirds of the country’s total Urban Solid Waste and is followed by plastics and cardboard, which account for approximately 20% to 25% of the total. The high concentration of organic materials is illustrative of the high percentage of household income spent on groceries. As the economy grows and matures, recyclable materials will increase which shall complement revenues.

The trends in recycling in Brazil are geared towards reverse manufacturing, particularly for used refrigerators and air conditioning units. This activity consists of dissembling refrigerators and air conditioning units, recycling some of the parts and capturing chlorofluorocarbons. The success of some of the reverse manufacturing initiatives is still highly dependent on new regulation and subsidies to be established in Brazil to promote the acquisition of newer, more energy efficient refrigerators. Landfills, as described below, shall be impacted by recycling requirements as it may reduce volumes. However, the value added from additional revenue from higher margin sorting, value recovery and reverse engineering businesses offsets the effects of potentially lower volumes.

Landfills

Disposal of waste in landfills is the most widely-used method to dispose of waste in Brazil. Landfills involve sophisticated lining and collection systems to control leachate, avoid contamination of the ground water, as well as capture and burn biogas. There are three types of landfills in Brazil mainly differentiated by their treatment infrastructure and facilities and the environmental standards used:

•
Sanitary Landfills or Aterro Sanitários: Brazil’s highest possible landfill classification, awarded to landfills with the necessary infrastructure to meet environmental and public safety requirements. In 2016, 58% of MSW was disposed of in Sanitary Landfills.

•
Controlled Landfills or Aterro Controlado: This category applies to landfills that have some treatment infrastructure in place but are not fully compliant with applicable environmental and public safety requirements. In 2016, 24% of MSW was disposed of in Controlled Landfills.

•
Uncontrolled Landfills or Lixão: This category applies to the lowest disposal classification in Brazil and represents a location where waste is thrown with no established treatment infrastructure (e.g., no drainage). In 2016, 17% of MSW was disposed of in Uncontrolled Landfills.

We believe that Brazil will continue to expand on existing landfills and to establish new landfills in the future, which is similar to the trend seen in the United States market. Landfills are seen as a stable source of revenue with tipping fees growing faster than inflation, and having waste to energy and recycling as complementary revenues. However, the lengthy permitting process and significant capital costs of landfill development serves as a key barrier to entry. Since 1982, tipping fees in the United States have been growing faster than inflation. The U.S. Consumer Price Index (CPI) increased 2.9% since 1982, while tipping fees grew 6.0%, or a 3.1% CAGR in real terms. In the United States, tipping fees average US$50 per ton while in Brazil, they range from US$15 to US$30 per ton, depending on the landfill site and region. Drivers of the sharp growth in tipping fees are (i) growth in waste generation per capita; (ii) the need for bigger and further away landfill projects; (iii) increasing complexity in permitting higher disposal and treatment costs; and (iv) the development of recycling alternatives and other waste-to-energy initiatives. As illustrated by the graphs below, the vast majority of municipalities in Brazil do not yet have designated landfills and there is ample room for growth:

Number of Municipalities in Brazil with Landfills (2016)	Evolution of the Number of Municipalities with Landfills

Source::	ABRELPE

There are significant opportunities in the waste disposal segment, notably in the less-densely populated Northern, Northeastern and Center-Western regions of Brazil. To accomplish the goal established by the Brazilian Ministry of the Environment, it is necessary to more than double the number of municipalities that dispose of MSW in landfills. Several large municipalities, most notably Rio de Janeiro, the second largest city in Brazil with a metropolitan population of over 12 million people, have yet to follow the national trend of granting private MSW collection concessions as has already been done in other cities such as São Paulo, Maceió and Salvador. According to ABRELPE, in 2016, approximately R$24.5 billion (equivalent to US$7.5 billion) was spent in Brazil on urban cleaning and MSW collection and disposal. The vast size of the urban cleaning, collection and disposal market, coupled with the low penetration rate of private services, illustrates the tremendous growth potential of this market segment.

Medical Waste

In recent years, there has been strong growth in Brazil in the medical waste collection segment, with additional room for positive growth in the future. In 2016, 81% of the country’s municipalities had implemented a medical waste treatment system. According to ABRELPE, 256.2 thousand tons of medical waste were properly collected and disposed of in Brazil in 2016, representing a 1.1% CAGR since 2012. Federal, state and municipal regulators continue to pass regulation to enforce proper collection, treatment and final destination of medical waste. The heavily populated Southeast region represented 70.4% of the medical waste collected in 2016 while the Northeast region represented an additional 14.4%. The North, South and Center-Western regions represented the remaining 15.2%. In 2016, medical waste treatment technologies in Brazil had an installed capacity of 995 tons per day.

E.	Off-Balance Sheet Arrangements

As of December 31, 2017, our principal off-balance sheet arrangements were as follows:

•
The Company is a full, unconditional guarantor under 16 bank surety bonds obtained by Estaleiro Rio Tietê Ltda. from Banco ABC Brasil S.A., in a total amount of approximately R$19.7 million, in connection with our commitment to construct 16 river barges. These guarantees were set to expire on September 24, 2018, but are expected to be renewed on a semi-annual basis so long as the river barges are being constructed.

•
The Company is a full, unconditional guarantor under US$14.2 million indenture issued by Attend and purchased by CIFI. As of December 31, 2017, the total amount outstanding under this loan was R$32.8 million. This guarantee is set to expire on July 15, 2024.

•
The Company is an unconditional guarantor of up to 37.65% of the outstanding amount under a series of debentures issued by Loga. As of December 31, 2017, the total amount outstanding under these debentures was R$49.6 million. This guarantee is set to expire on May 15, 2020.

F.	Commitments and Contingencies (Tabular Disclosure of Contractual Obligations)

The table below presents the maturity schedule of our main contractual obligations as of December 31, 2017.

				As of December 31, 2017
	1 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
				(in millions of R$)
Finance Leases(1)	7.3	11.1	0.5	-	18.9
Payments under Loans and Financing (other than debentures)	6.8	54.7	71.6	233.5	366.6
Payments under Debentures	-	160.3	213.8	694.9	1,069.0
Tax Liabilities(2)	95.4	103.0	33.4	169.7	401.5
Operating Lease(3)	12.7	17.0	-	-	29.7
Total	122.2	346.1	319.3	1,098.1	1,885.7

(1)	Consists of finance leases of machinery and equipment, which are collateralized by a security interest on the leased asset.

(2)	Consists of the payment of tax debt in installments regarding Brazilian Tax Regulation Program.

(3)	Consists of the operating lease of machinery and equipment.

G.	Safe Harbor

See “Introduction—Cautionary Statement Regarding Forward-Looking-Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our board of directors is a decision-making body responsible for formulating and monitoring the implementation of the general guidelines and policies for our business, including our long-term strategies. Our board of directors is responsible, among other things, for appointing and supervising our executive officers and appointing our independent auditors.

Our board of directors is comprised of 11 directors, 10 of whom have been appointed to date. At least a majority of our directors qualify as independent directors under the rules promulgated by NASDAQ.

Our Memorandum and Articles provides for a board of directors that is divided into three classes, each of which serves for a staggered term of three years. At each annual meeting of shareholders, a class of directors is elected for a three-year term to succeed the same class whose term is then expiring. Although we have not yet designated which directors belong in each of the staggered classes, we expect to do so in the near future.

Our Memorandum and Articles provide that the number of directors, who will be no less than one member, may be increased or decreased from time to time by a resolution of the board of directors. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation, or removal. Directors are assigned to each class in accordance with a resolution or resolutions adopted by the board of directors. When the number of directors is increased or decreased, the board of directors will determine the class or classes to which the increased or decreased number of directors will be apportioned. This classification of our board of directors may have the effect of delaying or preventing changes in control in us.

Each of our executive officers will serve at the discretion of the board of directors and will hold office until his or her earlier resignation or removal.

The following directors are independent under applicable NASDAQ listing standards: Andreas Yutaka Gruson, Robert Boucher, Jr., Richard Burke, Ricardo Pelúcio, John Morris, Jr., Dr. Klaus Pohle, Stephen Trevor, Fábio Pinheiro and Gesner Oliveira.

Directors

The following table sets forth our directors. The corporate address for our directors is Avenida Presidente Juscelino Kubitschek, 1830, Tower I, third floor, Vila Nova Conceição, São Paulo, SP 04543-900, Brazil.

Name	Age	Position
Directors
Andreas Yutaka Gruson	49	Chairman of the Board of Directors
Robert Boucher, Jr.	53	Director
Richard Burke	53	Director
Ricardo Pelúcio	60	Director
John Morris, Jr.	48	Director
Sergio Pedreiro	51	Director
Dr. Klaus Pohle	80	Director
Stephen Trevor	53	Director
Fábio Pinheiro	57	Director
Gesner Oliveira	61	Director

The following is a summary of the professional experience, areas of expertise and main outside business interests of our current directors.

Andreas Yutaka Gruson

Andreas Y. Gruson is a partner of Industrial Advisory Services, LLC, a private equity sponsor and operational and strategic advisor to companies in the environmental services industry globally. Mr. Gruson is an Operating Partner at H.I.G. Capital Management, LLC and the managing member of EcoPower Solutions, LLC. Mr. Gruson has been a Director of Estre Ambiental S.A. since 2016, and Chairman of Estre Ambiental, Inc. since 2018.  Beginning in March 2018, Mr. Gruson has served as Chairman of Wastequip Inc., the leading waste container and waste logistics solutions company in the United States. Since 2014, Mr. Gruson has served as Executive Chairman of Compology, Inc., a hardware and software company which builds the only dynamic routing and waste volume monitoring system designed specifically for the environmental services industry. Since 2011, Mr. Gruson has been a partner, director and member of the Strategic Planning Committee of Grupo Sala, the leading environmental services company in Colombia, until its sale to Veolia Environnement in May 2018. From 2004 to 2007, Mr. Gruson was Chairman and CEO of Regus Industries, LLC, a solid waste logistics and disposal company based in the Northeastern United States. From 1998 to 2003, Mr. Gruson was at UBS where he started and headed the Industrial and Environmental Services investment banking practice. From 1995 to 1998, Mr. Gruson worked in the Industrial Products & Services investment banking group at Deutsche Bank Securities. Mr. Gruson holds a Master of Business Administration from Columbia Business School and a Bachelor’s degree from the University of Pennsylvania. Mr. Gruson is a founding director of Squash Urbano Colombia, a non-profit organization focused on bettering the lives and futures of underprivileged children in Colombia through a rigorous combination of educational tutoring and squash.

Robert Boucher, Jr.

Mr. Boucher has served as president and Chief Executive Officer of Wheelabrator Technologies, Inc. since 2015, where he is responsible for providing the strategic vision for Wheelabrator as well as the management and growth of the company’s fleet of energy-from-waste facilities, independent power plants and ash monofills. Mr. Boucher previously served as the Chief Executive Officer and Executive Director of Transpacific Industries Group Ltd., a publicly traded waste management business in Australia & New Zealand , from October 2012 to June 2015. Prior to Transpacific, Mr. Boucher served as Executive Vice President of operations for Republic Services, Inc. Mr. Boucher joined Republic in 2010, in his role of EVP of operations he managed operations generating in excess of US$8 billion annually. Mr. Boucher has worked across the U.S. waste management industry for more than 25 years, serving in senior executive positions with Allied Waste, Synagro Technologies, Inc., and management roles with Waste Management and American Waste Systems. Mr. Boucher holds a postgraduate degree from Maine’s Bridgeton Academy.

Richard Burke

Mr. Burke is the Chief Executive Officer of Advanced Disposal, Inc. Prior to assuming the role of Chief Executive Officer, Mr. Burke served as Advanced Disposal’s President where he was responsible for mergers and acquisitions, purchasing, risk management, human resources and strategic planning. Mr. Burke joined Advanced Disposal following the acquisition of Veolia Environmental Services Solid Waste in November 2012. Mr. Burke had served as President and Chief Executive Officer of Veolia Environmental Services North America since 2007. Mr. Burke began his employment with Veolia in 1999 as the area manager for Southeast Wisconsin and served as regional vice president for the Eastern and Southern markets until he was appointed Chief Executive Officer. As Chief Executive Officer, Mr. Burke was responsible for leading Veolia Environmental Services’ operation in the U.S. and Canada. Prior to joining Veolia, Mr. Burke spent 12 years with Waste Management in a variety of leadership positions. Mr. Burke currently serves on the Board of the Environmental Research and Education Foundation and holds a bachelor’s degree from Randolph Macon College.

Ricardo Pelúcio

Mr. Pelúcio has served as President of Attend Ambiental since 2015, and previously served as a board member of the Company from 2013 to 2016. Prior to joining us, Mr. Pelúcio served as General Manager of Continental Grain Co in Portugal and Brazil from 1984 to 1997; Vice President of the Portuguese Grain Association; President and Vice President of the Brazilian Grain Association and the European Grain Confederation. He served as manager of the soy meal division of Interbras – Petrobras Comercio Internacional from 1979 to 1984. Mr. Pelúcio also served as board member in certain of our subsidiaries from 2013-2015.

John Morris, Jr.

Mr. Morris has served as Senior Vice President of operations of Waste Management since July 2012, overseeing several areas of the business ranging from performance management to strategic acquisitions. He started at Waste Management in 1994 as a frontline manager and has occupied a range of senior leadership roles during his tenure, including serving in a number of field-based positions, such as Vice President of the Greater Mid Atlantic. He was also previously Waste Management’s Chief Strategy Officer. Mr. Morris is an advisor to EnerTech Capital and a member of the boards of directors of Swire Waste Management and High Mountain Fuels. Mr. Morris holds a bachelor’s degree from Rutgers University.

Sergio Pedreiro

Sérgio Pedreiro joined us in 2011 as a director and became our chief executive officer in 2015. Mr. Pedreiro has more than 20 years of experience in international finance and business administration. Prior to joining us, Mr. Pedreiro was the chief financial officer of America Latina Logística S.A. from 2002 to 2008, which is listed on the B3 stock exchange and was the largest publicly traded cargo railroad in Brazil. From 2009 to 2014, Mr. Pedreiro was the CFO of Coty, the global beauty company with US$8 billion in yearly revenues. Coty is headquartered in New York, and Mr. Pedreiro was Coty’s Chief Financial Officer during its initial public offering in mid-2013 in which the offering raised approximately US$ 1 billion and the company listed on the NYSE. From 2016 to 2017, Mr. Pedreiro served on the board of directors of Advanced Disposal Inc., a U.S.-based waste management company with US$1.4 billion in yearly revenues. During Mr. Pedreiro’s time on Advanced Disposal Inc.’s Board, the U.S.-based waste company conducted its initial public offering in 2016 in which the offering raised approximately US$350 million and the company listed on the NYSE. Mr. Pedreiro began his career as a business consultant at McKinsey & Company in Brazil and was also previously an intern at Goldman Sachs in New York. Mr. Pedreiro received his bachelor of science degree in Aeronautical Engineering from Instituto Tecnológico de Aeronautica in Brazil, and also holds an MBA degree from Stanford University. In addition, Mr. Pedreiro has been an associate partner of BTG Pactual since April 2014.

Dr. Klaus Pohle

Dr. Pohle is a professor of business administration at Berlin University of Technology. Dr. Pohle was member of the board of directors and chairman of the audit committee at the following corporations: Sanofi SA Paris (2004 – 2016), Coty Inc., New York (2001 – 2011), DWS Investment GmbH, Frankfurt (1991 – 2009), Hypo Real Estate Holding AG. Munich (2004 – 2008). From 2003 to 2005 Dr. Pohle served as the chairman of the German Accounting Standards Board, prior to that Dr. Pohle was deputy executive officer and chief financial officer of Schering AG, in Berlin from 1981 to 2003. From 1966 to 1980 Dr. Pohle held several positions within the BASF Group. Dr. Pohle holds a Dr.jur. degree from the University of Frankfurt, a Dr.rer.oec from the Berlin University of Technology and an LLM from Harvard Law School. Dr. Pohle is a citizen of Germany.

Stephen S. Trevor

Mr. Trevor is a Portfolio Manager focused on private debt, private equity and distressed for control investments. Prior to joining Avenue in 2012, Mr. Trevor was a Managing Director at Morgan Stanley, a member of the Firm’s Management Committee and Global Co-Head of the Firm’s Merchant Banking Division and Private Equity Group. Mr. Trevor joined Morgan Stanley in 2007 from Goldman Sachs, where he was a Managing Director in the Principal Investment Area, Co-Heading its Industrials Investing effort, and was a member of the Investment and Operating Committees. He joined Goldman Sachs’ New York office in 1992, working in Energy and Power. In 1994, Mr. Trevor moved to Hong Kong and worked first in Corporate Finance and then in the Real Estate Principal Investment Area. From 1999 to 2004, Mr. Trevor was based in London and led Goldman Sachs Capital Partners’ investing activities in Germany. He became a Managing Director at Goldman Sachs in 1999 and a Partner in 2002. He served on the Board of Directors for various Goldman Sachs portfolio companies including Berry Plastics Corporation, Capmark Financial Group, Cobalt International Energy, L.P., Cognis, Deutsche Kabel, Messer Griesheim Holding, Wincor Nixdorf, and others. Mr. Trevor holds a B.A. from Columbia College and an M.B.A. from Harvard Business School. He was a member of the United States Olympic Fencing Teams in 1984 and 1988.

Fábio Pinheiro

Mr. Fábio Pinheiro has 18 years of investment banking experience as a partner and managing director at Banco Pactual and Banco UBS Pactual, responsible for M&A and capital market transactions in several industries. In 2009, has founded and managed an entrepreneurial project in the frozen food industry, which was sold in 2017. Mr. Pinheiro is currently an independent board member at Lojas Renner S.A., Banco Pan S.A., and Itsseg Seguros Inteligentes S.A. Fabio holds a bachelor’s degree in electrical engineering from the University of Brasilia (1982) and an MBA in finance from Indiana University (1992).

Gesner Oliveira

Mr. Oliveira is partner of GO Associados and Professor of Economics at Getúlio Vargas Foundation. Mr. Oliveira has been certified as an independent board member by the Brazilian Institute of Corporate Governance, has been a member of the Board of CESP, Sabesp, Caixa Econômica and Varia. He is currently a member of the Board of Directors of Braskem, Usiminas, Igua and Econservation. His previous positions include being the CEO of Sabesp – Companhia de Saneamento Básico do Estado de São Paulo (2007-2010), one of the largest water and sewage utilities companies in the world; President of CADE, Brazil’s antitrust authority (1996-2000); Deputy Secretary for Economic Policy (1993-1995), Secretary for Economic Monitoring (1995), both at the Ministry of Finance. He holds a PhD in Economics from the University of California, Berkeley, and is a Professor of Economics at Fundação Getúlio Vargas (São Paulo). He has published several books and articles in national and international journals.

Executive Officers

The following table sets forth our currently acting executive officers. The corporate address for our executive officers is Avenida Presidente Juscelino Kubitschek, 1830, Tower I, third floor, Vila Nova Conceição, São Paulo, SP 04543-900, Brazil.

Name	Age	Position
Executive Officers
Sergio Pedreiro	52	Chief Executive Officer
Fabio D’Avila Carvalho	47	Chief Financial Officer
Alexandre Ferreira Bueno	40	Chief Operating Officer of the Landfill and C&I Business Unit
Thiago Fernandes	33	Chief Operating Officer of the Collection Business Unit
Julio Cesar de Sá Volotão	44	General Counsel and Head of Human Resources
Marcello D’Angelo	51	Vice President of Communications

The following is a summary of the professional experience, areas of expertise and main outside business interests of our current executive officers.

As of the date of this annual report, Andre Meira has been temporarily suspended from his position as head of our collections business and chief operating officer of Soma.

Sergio Pedreiro

Sérgio Pedreiro joined us in 2011 as a director and became our chief executive officer in 2015. For additional information regarding Mr. Pedreiro, see “ −Directors” above.

Fabio D’Avila Carvalho

Mr. Carvalho became our chief financial officer on January 1, 2018. Mr. Carvalho holds an engineering from ITA—Instituto Tecnológico de Aeronáutica and a degree from University of Chicago Booth School of Business. Mr. Carvalho served as CFO of the Brazilian television network Sistema Brasileiro de Televisão. Prior to SBT, he served as CEO and IRO for logistics, distribution and transportation services provider Tegma Gestão Logística S.A., following his promotion from CFO. Previously, Mr. Carvalho was a senior executive at Latin America’s largest publishing and printing company Abril S.A., serving in positions of increasing responsibility, including as the CFO, Chief Information Officer and Investor Relations Officer of Abril Educação and as CFO of Abril Media. His previous experiences include leadership roles at Banco Fibra S.A., Banco BVA S.A., ABN Amro Bank Inc., and Banco Pactual S.A.

Alexandre Ferreira Bueno

Alexandre Ferreira Bueno is the chief operating officer of our Landfill and C&I business segments. Mr. Bueno holds a law degree from the Universidade Católica Dom Bosco and an MBA degree from the University of Pittsburgh. Mr. Bueno was previously the director of operations at Brado Logística and worked at América Latina Logística for over 10 years.

Thiago Fernandes

Thiago Fernandes is the chief operating officer of our Collection business operations. Mr. Fernandes holds a bachelor’s degree in business administration from Centro Universitário Nove de Julho and an MBA from the Pontifícia Universidade Católica de São Paulo. Mr. Fernandes joined us in 1999 having held positions such as operational manager and collections superintendent.

Julio Cesar de Sá Volotão

Julio Cesar de Sá Volotão is our general counsel and human resources director. Mr. Volotão holds a law degree from the Universidade de São Paulo and a specialization degree in tax law from the Instituto de Estudos Tributários. Mr. Volotão also holds an LLM in banking and finance from the University of London and an executive MBA degree from FIA Business School. Prior to joining us, Mr. Volotão headed the legal department at Grupo Ecorodovias and also worked at Clifford Chance LLP’s London office.

Marcello D’Angelo

Marcello D’Angelo is our vice president of communications. Mr. D’Angelo holds a bachelor’s degree in journalism from the Pontifícia Universidade de São Paulo and a specialization degree in strategic business management from the Fundação Getúlio Vargas. Mr. D’Angelo was the founder and general director of the BandNews FM broadcasting radio station. Mr. D’Angelo was also the former communication director at Grupo Telefônica Brasil, Walmart, Embraer, Usiminas and Camargo Corrêa.

B.	Compensation

Board Compensation

Our Directors are entitled to compensation consisting of a fixed amount, which varies according to their attributes as members of any board committee or leadership positions with regard to the Board or its committees. The compensation paid to our board members consists of twelve monthly payments per year and is based on market practices and may be reviewed pursuant to a request by the Board itself.

As of December 31, 2017, there was not any variable or equity-based compensation paid to our Directors, and our current Directors did not receive any compensation in connection with their board membership in 2017 considering that they were appointed only at the end of the year in connection with the Transaction.

Our annual budget for 2018 reflects aggregate compensation to our board of directors in the amount of R$3.0 million in 2018.

Management Compensation

Our executive officers are entitled to compensation consisting of a fixed and a variable component. The monthly fixed compensation paid to our management is based on market practices and consists of twelve monthly payments per year. Such amounts is subject to annual adjustment at the discretion of the Board. The variable component consists of bonus, restricted stock units and restricted stock options, in line with market practice.

Short-term variable compensation is based on our overall and individual targets that, if reached, entitle the officer to an annual bonus adjusted to reflect our overall performance as well as individual performance. The targets will be established at the beginning of the year based on our strategic plan. The main performance indicators considered for purposes of variable compensation are revenue growth, Adjusted EBITDA, and cash flow. On the other hand, our long-term variable compensation involve the grant of restricted stock units and restricted stock options. In addition, our officers receive benefits in line with market practices, which include medical, dental and life insurance as well as other minor perquisites consistent with company size and respective officer position.

Our annual budget for 2018 reflects aggregate compensation to our key management personnel in the amount of R$14.7 million in 2018.

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

Employment Agreements

Our executive officers and the members of our board of directors are not parties to employment agreements or other contracts providing for benefits upon the termination of employment.

2017 Omnibus Plan

Generally. On December 21, 2017, our existing shareholder adopted the 2017 Omnibus Equity Incentive Plan, or 2017 Plan, which will provide for the issuance of share options, share appreciation rights, restricted shares, restricted share units, and other share-based and cash-based awards. Options granted under the 2017 Plan may be an incentive stock option (or ISO, as described in Section 422 of the Code) or an option that does not qualify as an ISO (or Nonstatutory Option). Each option agreement must specify whether the Option is an ISO or a Nonstatutory Option. The purposes of the 2017 Plan are to provide an additional incentive to certain of our employees, directors, independent contractors and consultants whose contributions are essential to the growth and success of our business, in order to strengthen the commitment of such persons to us, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts we expect will result in our long-term growth and profitability.

Eligibility. Pursuant to the 2017 Plan, our employees, members of our board of directors and independent consultants or contractors are generally eligible to participate in the 2017 Plan, determined by the plan administrator. However, only our employees are eligible to receive grants of ISOs. In addition, no “covered employees” (within the meaning of Section 162(m) of the Code) shall be granted any share-based award in excess of 200,000 ordinary shares during any fiscal year or cash based awards in excess of US$1,500,000 during any annual performance period. Furthermore, no participant who is a non-employee member of our board of directors shall be granted awards in any consecutive 12-month period in respect of ordinary shares having a fair market value of more than US$500,000.

Authorized Shares Under the Plan. The 2017 Plan is currently limited to the issuance of 576,337 ordinary shares. Any amount available for issuance under the 2017 Plan may be issued pursuant to the exercise of ISOs. If any ordinary shares subject to an award are forfeited, cancelled, exchanged or surrendered, or if an Award otherwise terminates or expires without a distribution of shares to the grantee, such shares shall again be available for awards under the Plan (except any such shares surrendered or withheld as payment of exercise price and/or withholding taxes, or any shares repurchased by us with the proceeds from any exercise or purchase under the 2017 Plan, which shall not be available for regrant under the 2017 Plan).

Terms of Awards. In general, our board of directors (or its delegate) determines, with respect to each award granted, among other terms, the vesting schedule, exercisability and exercise price (as applicable), expiration date, treatment on change of control or other corporate transaction, treatment on termination and expiration date, which will be set forth in an award agreement to be entered into with each grantee.

Employee Compensation Entity

On December 21, 2017, we issued 1,983,000 of our ordinary shares to our Employee Compensation Entity and certain of our employees and other service providers received ordinary shares, par value US$0.0001 per share, in the Employee Compensation Entity, or SPV Shares. The SPV Shares are generally subject to vesting and other conditions imposed by their award agreements and the governing documents of the Employee Compensation Entity. The SPV Shares entitle the participant to receive the economic benefit of a ratable portion of our ordinary shares held by the Employee Compensation Entity.  Pursuant to the governing documents of the Employee Compensation Entity, 2,000,000 SPV Shares are authorized for issuance, and as of May 22, 2018, 1,983,000 SPV Shares were issued and outstanding.

C.	Board Practices

The Board of Directors

Committees of the Board of Directors

We have an audit committee, a compensation committee, a nominating and corporate governance committee and, in connection with the Internal Evaluation Process, a temporary Special Committee. We have adopted a charter for each of these committees. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our board of directors has established an audit committee. Members serve on this committee until the earliest of (i) the moment they cease to be a director, (ii) their resignation, (iii) the majority of our board of directors favorably votes for a change in the composition of the audit committee, and (iv) as otherwise determined by our board of directors. Our audit committee must be comprised of at least three members.

The members of our audit committee are as follows: Klaus Pohle, Robert Boucher, Jr. and Fabio Pinheiro.

Dr. Klaus Pohle satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

Each member of the audit committee will be independent to the extent required under the applicable rules and regulations of the SEC and NASDAQ. Our audit committee oversees the accounting and financial reporting processes and the audits of financial statements.

The audit committee is responsible for, among other things:

•	selecting our independent auditor, approving related fees and terminating our relationship with our independent auditor at the committee’s discretion;

•	pre-approving audit and non-audit services permitted to be performed by the independent auditor;

•
annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and us;

•
reviewing with the independent auditor any audit problems or difficulties and management’s response, as well as resolving any disagreements between management and the independent auditor regarding financial reporting;

•	reviewing and discussing annual and quarterly financial statements with management and the independent auditor;

•	reviewing management’s reports;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	assessing and monitoring risk exposures, as well as the policies and guidelines to risk management process;

•	reviewing all related-party transactions on an ongoing basis;

•	periodically reviewing and reassessing the adequacy of the audit committee charter;

•	any other matters that are specifically delegated to the audit committee by our board of directors from time to time;

•	periodically meeting with management, internal audit team and the independent auditors, separately; and

•	reporting regularly to the full board of directors.

Compensation Committee

The compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee has overall responsibility for evaluating and making recommendations to our board of directors regarding our compensation plans, policies and programs. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our compensation committee must be comprised of at least three members.

The members of our compensation committee are as follows: Stephen Trevor, John Morris and Ricardo Pelucio.

Each of the members of our compensation committee meet all independent requirements under the applicable rules and regulations of the SEC and NASDAQ.

The compensation committee is responsible for, among other things:

•	establishing and annually reviewing a general compensation policy for us;

•	managing our employee benefit plans and determining the directors, officers and employees eligible to participate in any of these plans;

•	approving increases in directors’ fees and increases in salaries paid to executive officers;

•
annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, chief financial officer and other executive officers and key employees, evaluating their performance in light of those goals and objectives, and approving their compensation level based on this evaluation; and

•	determining any long-term incentive component of compensation.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee assists our board of directors in identifying individuals qualified to become members of the board of directors and in determining the composition of the board and our committees. Our nominating and corporate governance committee must be comprised of at least three members.

The members of our nominating and corporate governance committee are as follows: Gesner Oliveira, Stephen Trevor and Richard Burke.

Each of the members of our nominating and corporate governance committee meet all independence requirements under the applicable rules and regulations of the SEC and NASDAQ.

The nominating and corporate governance committee is responsible for, among other things:

•	developing and annually reviewing criteria for selection of members of our board of directors and our committees;

•	actively seeking individuals qualified to become members of our board of directors;

•	reviewing and approving our Code of Ethics on an annual basis;

•	monitoring compliance with our Code of Ethics; and

•	reviewing and expressing our opinion about potential conflicts of interest among members of the board of directors and us.

Code of Ethics and Anti-Corruption Policy

In 2015, under the leadership and guidance of our new CEO, Mr. Sergio Pedreiro, and in response to Brazil’s new anticorruption law adopted in 2014 and an intensified focus in Brazil on the prevention of corrupt practices, we implemented a new compliance program applicable to all employees and suppliers of the Company that is focused on transparency and ethical conduct. Since 2015, we have invested significantly in our internal controls mechanisms with the objective of auditing, detecting and reporting irregularities, imposing disciplinary measures and taking remedial or punitive measures in the case of violations. We have a focused commitment to continuing to strengthen our compliance policies and internal control systems across our organization, including all our subsidiaries and affiliates.

As part of our new compliance infrastructure, in 2015, we hired a senior level Compliance Officer to spearhead the redesign of our compliance program. Under the direction of the Compliance Officer, we developed several committees and mechanisms designed to detect and prevent improper conduct, including the establishment of a Risk Management and Compliance division to implement and enforce our compliance program, with the goal of aligning such program with the best practices and requirements of the Brazilian Anti-Corruption Law.

In addition, we implemented a Code of Ethics and an Anti-Corruption Policy that establishes guidelines and responsibilities for various stakeholders in an effort to ensure compliance with the Brazilian Anticorruption Law and our own ethical standards. These policies, among other features, impose due diligence requirements for the engagement of suppliers, business with government customers, new business, the hiring of new executives and merger and acquisition processes. In addition, the policies stipulate stringent guidelines regarding sponsorship and donations. We are also required to include our anticorruption policies in agreements with suppliers, partners and intermediary agents, as well as to obtain representations from such parties as to their adherence with our compliance policies. We now also regularly provide on-site compliance training to employees and business partners, and require regular due diligence and internal testing and review of these policies.

As part of our new compliance policies, bonus payments and profit sharing plans are now linked to adherence to our compliance procedures, which we believe is an integral part of our compensation structure. In addition, we have also established an internal whistleblower hotline and have sponsored company-wide participation in the annual Estre Compliance Day.

In addition, in connection with the consummation of the Transaction, we have adopted additional compliance policies at the Registrant-level designed to ensure our compliance with international governance and compliance standards on, among other things, anticorruption, insider trading, related party transactions and disclosure standards, such as the Foreign Corrupt Practices Act and the NASDAQ corporate governance and compliance rules.

Special Committee

In connection with the Internal Evaluation Process, we established an ad hoc temporary committee to oversee and direct the internal evaluation process and to act on our behalf in relation to such matters. This committee consists of Fabio Pinheiro, Klaus Pohle and Robert Boucher, with Klaus Pohle serving as committee chairman. In addition, Andreas Gruson serves as an ex-officio, non-voting member of the Special Committee.

D.	Employees

The table below shows the number of administrative and operational employees for the dates indicated:

	As of December 31,
	2017	2016	2015
Administrative	1,341	762	762
Operational	11,973	12,653	12,217
Total	13,314	13,415	12,979

The table below shows the number of employees for each region of Brazil as of the dates indicated:

	As of December 31,
	2017	2016	2015
North	83	36	42
Northeast	2,145	2,426	1,736
Midwest	207	218	233
Southeast	8,391	8,394	8,577
South	2,488	2,341	2,391
Total	13,314	13,415	12,979

Our employees receive health care, dental plan, life insurance, meal tickets or restaurant vouchers in accordance with the Worker’s Meal Program (Programa de Alimentação do Trabalhador), consistent with market practices, in addition to other benefits such as employee transportation vouchers. We also offer our employees training and career development planning.

Our management model is based on meritocracy, with multi-year projects coupled with short-term goals and a compensation policy adopting below-market fixed salaries with above-market variable compensation goals, which we believe closely aligns shareholders’ and management’s interests.

Outsourced Services

We have outsourced certain activities that support our four business segments, including ancillary activities that are not directly related to our core business segments, such as cleaning, landfill security and certain legal services.

Unions and Labor Relations

Our employees are represented by local labor unions in the cities and states in which we operate, namely: Femaco (Federação dos Trabalhadores em Serviços, Asseio e Conservação Ambiental, Urbana e Áreas Verdes no Estado de São Paulo) and Femaco’s state-based equivalent union, Siemaco (Sindicato dos Trabalhadores em Empresas de Prestação de Serviços de Asseio e Conservação e Limpeza Urbana), among others. We believe we have good working relationships with the main unions that represent our employees. In 2015 and 2016, there were two short-term strikes, both of which were resolved without causing any material effect on us or our business. We have entered into collective bargaining agreements with each of these unions and usually renegotiates such agreements on an annual basis. We believe we are in material compliance with the terms of each collective bargaining agreement we have entered into. However, in the event of a disagreement, we seek legal means in order to defend our interest and position.

E.	Share Ownership

Information regarding share ownership by our directors and members our administrative, supervisory and management bodies as required by Item 6.E is set forth below in “Item 7.A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Introduction

As of the date of this annual report, the Registrant has 45,636,732 ordinary shares issued and outstanding, 5,550,000 Class B Shares issued and outstanding and 28,249,999 issued and outstanding warrants to purchase the Registrant’s ordinary shares.

The Registrant’s Major Shareholders

The following table sets forth the beneficial ownership of:

•	each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding share capital;

•	each of our current directors and executive officers; and

•	all of our current directors and executive officers as a group.

Beneficial ownership has been determined as of June 19, 2018. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares attributable to such person. Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares issuable pursuant to options and/or warrants held by that person that are currently exercisable or that are exercisable within 60 days have been included. These shares, however, were not deemed outstanding for the purpose of computing the percentage ownership of any other person. The beneficial ownership information set forth in the table below is based upon information contained in certain filings made with the SEC or provided to us on or prior to the date of this annual report.

Shareholder	Amount and Percentage of Ordinary Shares			Amount and Percentage of Class B Shares
5% or Greater Shareholders
BTG Pactual G7 Holding S.A.(1)	20,062,197	44.0%		-	-
Avenue Boulevard Co-Investment Vehicle, LLC(2)	14,188,600	28.7%		-	-
Rotation Capital Credit Opportunities Fund, Ltd.(3)	5,461,960	9.8	%(4)	-	-
Cygnus Asset Holding Ltd.(5)	2,709,756	5.9%		-	-
Lyra Asset Holding Ltd.(6)	2,505,169	5.5%
Mary Lasry	*	*		1,730,648	31.2%
Stephen Trevor	*	*		814,862	14.7%
Randy Takian	*	*		547,346	9.9%
Trevor Family 2015 Grant I	*	*		476,875	8.6%
Sonia Gardner	*	*		432,662	7.8%

Directors and Executive Officers(7)
Andreas Yutaka Gruson(8)	-	-		200,000	3.6%
Robert Boucher, Jr.	-	-		-	-
Richard Burke	-	-		-	-
Ricardo Pelúcio	-	-		-	-
John J. Morris, Jr.	-	-		-	-
Sergio Pedreiro	-	-		-	-
Dr. Klaus Pohle	-	-		-	-
Stephen S. Trevor	-	-		-	-
Fabio Pinheiro	-	-		-	-
Gesner Oliveira	-	-		-	-
Fabio D’Avila Carvalho	-	-		-	-
Alexandre Ferreira Bueno	-	-		-	-
Thiago Fernandes	-	-		-	-
Júlio César de Sá Volotão	-	-		-	-
Marcello D’Angelo	-	-		-	-
All directors and executive officers as a group (16 persons)	-	-		200,000	3.6%

Others
Estre Ambiental Employee SPV, Inc.(9)	1,983,000	4.3%		-	-

(1)
BTG Pactual Principal Investments Fundo de Investimento em Participações Multiestratégia (“BTG Pactual FIP”) owns 9,097,026 of our ordinary shares. BTG Pactual FIP is managed by BTG Pactual Gestora de Recursos Ltda. (the “BTG Manager”). BTG Manager is a direct or indirect wholly-owned subsidiary of Banco BTG Pactual S.A. Fundo de Investimento em Participações Turquesa —Multiestratégia Investimento no Exterior (“FIP Turquesa”) owns 1,089,453 of our ordinary shares. FIP Turquesa is managed by BTG Manager. Fundo de Investimento Credito Privado LS Investimento no Exterior (“FIC Credito Privado”) owns 9,875,718 of our ordinary shares. FIC Credito Privado is managed by Banco BTG Pactual S.A. Banco BTG Pactual S.A. is directly controlled by BTG Pactual Holding S.A. (“Holding”), which in turn is directly controlled by G7. As a consequence, G7 is the indirect controller of Banco BTG Pactual S.A. Accordingly, the foregoing entities may be deemed to share voting and dispositive power over 20,062,197 of our ordinary shares. The principal business address of each of the foregoing entities except Holding is Praia de Botafogo, 501, 5th Floor, 22250-040, City and State of Rio de Janeiro, Brazil. The principal business address of Holding is Av. Brigadeiro Faria Lima, 3477, 14th Floor, Itaim Bibi, City and State of São Paulo, 04538-133, Brazil. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13D/A filed with the SEC on June 15, 2018.

(2)
Represents (i) 10,440,000 of our ordinary shares and (ii) warrants to purchase 3,748,600 of our ordinary shares in each case held by Avenue Boulevard Co-Investment Vehicle LLC (“Avenue Boulevard Co-Investment”). The warrants are exercisable within 60 days of the date of this annual report subject to the terms of the warrants. Avenue Boulevard Co-Investment is a Cayman Islands limited liability company for which Avenue Capital Management II, L.P. acts as the administrative manager. Avenue Boulevard Co-Investment serves as an investment vehicle for certain advisory clients of EnTrustPermal Partners Offshore LP (“EPOLP”) and its affiliated advisory entities. EPOLP is a Delaware limited partnership with offices at 375 Park Avenue, New York, New York 10152 and may be deemed to have voting and dispositive power over our ordinary shares and warrants held by Avenue Boulevard Co-Investment. EPOLP and its affiliated advisory entities are members of the EnTrustPermal group of companies, which itself is ultimately owned 65% by Legg Mason Inc. and 35% by Gregg S. Hymowitz and entities controlled by him. The business address of Avenue Boulevard Co-Investment is 399 Park Avenue, 6th Floor, New York, NY 10022. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13G filed with the SEC on January 10, 2018.

(3)
Represents 5,461,960 ordinary shares issuable upon exercise of warrants directly held by Rotation Capital Credit Opportunities Fund, Ltd. without giving effect to the restriction on exercise of warrants pursuant to the 9.8% Blocker (as defined below). Rotation Capital Credit Opportunities Fund, Ltd. is a Cayman Islands exempted company managed by Rotation Capital Management, LP, a Delaware limited partnership. The general partner of Rotation Capital Management, LP is Rotation Capital Partners, LLC. Mr. Matthew Rothfleisch is the managing member of Rotation Capital Partners, LLC. Information regarding this beneficial owner is furnished in reliance upon its Schedule 13G filed with the SEC on February 9, 2018. The business address of the foregoing entities and person is 489 Fifth Avenue, 11th Floor, New York, NY 10017.

(4)
The percentage set forth herein assumes the exercise of the warrants directly held by Rotation Capital Credit Opportunities Fund, Ltd and is stated subject to the limitation that Rotation Capital Credit Opportunities Fund, Ltd has, on December 22, 2017, irrevocably elected to be prohibited from exercising any warrants to the extent that such exercise would result in Rotation Capital Credit Opportunities Fund, Ltd beneficially owning more than 9.8% of the outstanding ordinary shares immediately after giving effect to such exercise (the “9.8% Blocker”). Information regarding this beneficial ownership percentage is furnished in reliance upon its Schedule 13G filed with the SEC on February 9, 2018.

(5)	As of December 21, 2017, Cygnus Asset Holding Ltd. was beneficially owned by Wilson Quintella Filho.

(6)	As of December 21, 2017, Lyra Asset Holding Ltd. was beneficially owned by Gisele Mara de Moraes.

(7)	The principal business address of our directors and executive officers is 1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor, Itaim Bibi, City and State of São Paulo, 04543-900, Brazil.

(8)	Mr. Gruson is the managing member of EcoPower Solutions, LLC. EcoPower Solutions, LLC owns 200,000 of our Class B Shares.

(9)
Represents ordinary shares beneficially owned by Estre Ambiental Employee SPV, Inc., a Cayman Islands exempted company (the “Employee Compensation Entity”). Pursuant to the Memorandum and Articles of Association of the Employee Compensation Entity, employees of us and our subsidiaries, members of our board of directors and our other service providers may receive equity in the Employee Compensation Entity that, subject to any vesting and other conditions imposed, will entitle such persons to receive the economic benefit of a ratable portion of our ordinary shares held by the Employee Compensation Entity. The registered office address of the Employee Compensation Entity is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

*Less than 5% of the outstanding ordinary shares.

Changes in Major Shareholdings

 On December 21, 2017, we completed the Transaction, pursuant to which the holders of the Company’s common shares (other than Angra Infra Multiestratégia Fundo de Investimento em Participações) contributed their common shares in the Company to the Registrant in exchange for an aggregate of 27,001,886 of the Registrant’s ordinary shares. In addition, the Company and Estre USA became our partially-owned subsidiaries, and the former public security holders of Estre USA became our shareholders. Also on December 21, 2017, the Registrant issued 15,438,000 of the Registrant’s ordinary shares and 3,748,600 warrants to purchase the Registrant’s ordinary shares at US$11.50 per share to certain institutional investors unaffiliated with us pursuant to the PIPE Investment.

To our knowledge, other than as disclosed in this annual report, there have been no other significant changes in the percentage ownership held by any of our major shareholders since our incorporation, except that:

•
On December 21, 2017, Boulevard Acquisition Sponsor II, LLC (“Boulevard Sponsor”) beneficially owned (i) 5,851,365 ordinary shares, which represented 11.4% of our outstanding ordinary shares (which represents private placement warrants to purchase 5,851,365 of our ordinary shares, which were exercisable within 60 days of that date), and (ii) 5,027,258 Class B Shares, which represented 90.6% of our Class B Shares. As of December 21, 2017, the managers of Boulevard Sponsor were Marc Lasry, Sonia E. Gardner and Stephen S. Trevor, who exercised voting and dispositive control over our Class B Shares and private placement warrants held by Boulevard Sponsor in their capacities as managers of Boulevard Sponsor. Accordingly, they might have been to share beneficial ownership of such Class B Shares and private placement warrants. Mr. Lasry, Ms. Gardner and Mr. Trevor disclaimed beneficial ownership of such Class B Shares and private placement warrants except to the extent of their pecuniary interest therein. On February 26, 2018, Boulevard Sponsor filed a Schedule 13G/A with the SEC, pursuant to which Boulevard Sponsor disclosed that it had ceased to beneficially hold any of our ordinary shares. As set forth in such Schedule 13G/A, each of Mr. Lasry, Ms. Gardner and Mr. Trevor hold certain of our ordinary shares directly, and each such holding is below 5% of our outstanding ordinary shares.

•
On February 26, 2018, Banco BTG Pactual S.A. transferred 9,875,718 ordinary shares to Fundo de Investimento Multimercado Crédito Privado LS Investimento no Exterior (“FIM Crédito Privado”). FIM Crédito Privado is managed by Banco BTG Pactual S.A. Accordingly, since BTG Pactual G7 Holding S.A. is the indirect controller of both Banco BTG Pactual S.A. and FIM Crédito Privado, this transfer did not cause any change in the voting and dispositive power that BTG Pactual G7 Holding S.A. may be deemed to share over the 20,259,638 ordinary shares held at the time of such transfer. As set forth in the table above, BTG Pactual G7 Holding S.A. is currently the beneficial owner of 20,062,197 ordinary shares, which represents 44.0% of our outstanding ordinary shares.

•
On June 13, 2018, Iron Fundo de Investimento em Participações — Multiestratégia Investimento no Exterior (“FIP Iron”) transferred 197,441 Ordinary Shares for no consideration to certain holders of interests in FIP Iron. FIP Iron is managed by BTG Manager.

Other Information

To our knowledge, based on information provided to us by our transfer agent in the United States, as of June 19, 2018, we had 143 holders of record of our ordinary shares, of which 135 record holders holding 16,682,367 ordinary shares (or approximately 36.55% of our outstanding ordinary shares had registered addresses in the United States). The number of record holders is not representative of the number of beneficial holders of our ordinary shares, nor is it representative of where such beneficial holders reside, since 2.44% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

None of the holders of our ordinary shares has different voting rights from other holders of our ordinary shares shareholders. None of the holders of our Class B Shares has different voting rights from other holders of our Class B Shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

In the ordinary course of our business, we may engage in a variety of transactions with any of our consolidated subsidiaries as well as with our affiliates, including certain of our directors, executive officers and shareholders, that may or may not be entered into at prevailing market terms.

We present below a description of the agreements between us and our related parties:

Loans and financing

•
On June 27, 2011, we issued debentures in a principal outstanding amount of R$680.0 million exclusively to BTG Pactual, one of its controlling shareholders. On June 13, 2017, we, Estre Coleta Holding S.A. and BTG Pactual executed a Private Debt Acknowledgment Instrument (Instrumento Particular de Confissão de Dívida) that progressively repealed and replaced the indenture governing our first issuance of debentures, and had substantially the same terms and conditions as those debentures. At the closing of the Transaction, we completed our Debt Restructuring, pursuant to which we partially paid down the outstanding balance of these debentures and related debt acknowledgment instrument, then amended and restated the terms of these debentures. For additional information, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings—Debt Restructuring and Refinanced Debt.” As of December 31, 2017, we had R$777.0 million in outstanding indebtedness held by BTG Pactual, including R$419.2 million in debentures and R$357.8 million under the debt acknowledgment instrument classified as a working capital loan.

•
On December 14, 2012, we completed a second issuance of debentures in a principal outstanding amount of R$650.0 million. Part of the collateral securing these debentures consists of a security interest over the credit rights of commercial contracts entered into by Infraner Petróleo, Gás e Energia Ltda., a company indirectly controlled by our founder and shareholder Wilson Quintella Filho. At the closing of the Transaction, we completed our Debt Restructuring, pursuant to which we partially paid down the outstanding balance of these debentures, then amended and restated the terms of these debentures. For additional information, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings—Debt Restructuring and Refinanced Debt.”

•
We irrevocably and unconditionally guarantee 37.65% of the outstanding amount of debentures issued by Loga on May 15, 2015, in the total amount of R$50.0 million. As of December 31, 2017, R$49.6 million remained outstanding under these debentures.

•
On September 27, 2017, Attend and CIFI (Corporación Interamericana para el Financiamiento de Infraestructura S.A.) executed an indenture pursuant to which Attend issued US$14.2 million in notes, all of which was purchased by CIFI and guaranteed by Estre. The notes are also secured by Estre’s total equity interest in Attend as well as 15 real estate properties owned by CTR Itaboraí. As of December 31, 2017, R$32.8 million remained outstanding under this indenture. With the issue of the indenture, the short-term loan agreement executed on September 30, 2016 in the amount of US$9.0 million, also unconditionally and irrevocably guaranteed by us and secured by collateral consisting of our total equity interest in Attend as well as 15 real estate properties owned by CTR Itaboraí, was set-off.

•
We entered into a loan agreement with Doña Juana in November 2015, pursuant to which we lent an aggregate amount of US$350 thousand to Dona Juana, to be repaid in November 2016, at an interest rate of 5%. As of December 31, 2017, R$665 thousand remains outstanding under this loan.

•
We are a full, unconditional guarantor under 16 bank surety agreements obtained by Estaleiro Rio Tieté Ltda. from Banco ABC Brasil S.A., in a total aggregate amount of approximately R$19.7 million, in connection with its commitment to construct 16 river barges. These guarantees are set to expire on September 24, 2018 and are expected to be renewed on a semi-annual basis.

Service Agreements

•
Cavo subcontracted with CGR Catanduva on August 11, 2016 to provide waste transportation services to Cavo from Cavo’s transfer stations to CGR Catanduva’s landfill, for a period of 12 months, at a price of R$120.0 per ton, as part of Cavo’s municipal contract with the municipality of Novo Horizonte. This agreement was renewed at a price of R$123.60 per ton and is set to expire in August 2019.

•
Attend provides leachate removal and disposal services to our landfills, specifically our Itaboraí, Itapevi and Resicontrol landfills pursuant to services contracts executed between June and July 2017, each for a period of 12 months, with a total an aggregate value of R$4.6 million. Our balance under these services contracts were partially set off by a R$1.1 million outstanding balance under a loan that we extended to Attend on April 8, 2014.

•
Cavo executed a services agreement with CDR Pedreira in August 2016 for the final destination of waste collected by Cavo from one of Cavo’s C&I customers. The total contract value is R$369.7 thousand, with expected expiration in July 2017. We have successfully negotiated a 12 month extension for an amount of R$574.9 thousand.

•
Cavo and CDR Pedreira are to enter into a services agreement for the disposal of waste collected by Cavo from one of Cavo’s C&I customers. The total aggregate contract value is R$292.7 thousand, with an expiration date of May 1, 2019.

•
Allpark Empreedimentos Participações e Serviços S.A., a company partially-owned by BTG Pactual, leases 50 parking spaces to us totaling R$11.0 thousand in monthly payments. This agreement has a term of one year expiring on July 24, 2018.

•
We entered into a contract, to receive services from UOL Diveo S.A., a company partially-owned by BTG Pactual, for a period of 36 months totaling R$29.9 thousand in monthly payments. This services contract was canceled on July 29, 2017, and we still owe a remaining balance of R$25.0 thousand under it.

•
Between 2016 and 2017, Cavo entered into two contracts with SANEPAR, a company partially-owned by an investment fund managed by Angra, pursuant to which Cavo provides collection and disposal services to SANEPAR. The aggregate contract value is R$5.7 million, and the agreements are set to expire between 2017 and 2020, but may be further renewed.

•
Loga and Gestão e Logística Ambiental S.A. (“GLA”), entered into a services agreement on July 31, 2017 for the transport by GLA of waste collected by Loga to one of Loga’s landfills. The total aggregate value of this agreement is R$170.8 million and is set to expire on July 1, 2024.

In addition, we, including through Cavo, historically entered into several services agreement with Loga providing certain ordinary course and back office services for minimal fees. The majority of these contracts have expired, and we have not renewed considering the anticipated spin-off of Loga.

Divestments of Assets

•
On December 4, 2015, we entered into a contract of sale for our 75% interest in Estrans for US$580,000 (R$2.2 million considering an exchange rate as of December 4, 2015 of R$3.7575 per US$1.00, as reported by the Brazilian Central Bank on that date). Proceeds from this sale were partially offset by existing indebtedness of Estrans owed to certain executive officers of Estrans (Emilio Abboud, Julio Bonazzola and Alejandro Bonazzola) such that proceeds from the transaction, after set off against this debt, were US$180,000. As a result, and due to the fact that we sold Estrans at price less than its balance sheet value at the time, we recorded a capital loss of R$12.1 million in 2015 under other operating expenses as a result of this transaction. Julio Bonazzola remains currently an executive officer of Estre Ambiental’s branch in Argentina. For additional information, see “Item 4.A. Information on the Company—History and Development of the Company—Recent Divestments and Acquisitions—Sale of Estrans S.A.” and note 1.3.5. of our audited financial statements included elsewhere in this annual report.

•
On September 1, 2014, we and Wilson Quintella Filho, our founding shareholder, signed a non-cash share barter agreement pursuant to which Mr. Quintella exchanged 2,053,983 of the Company’s common shares owned by him (corresponding to 1.9% of the total common shares he then owned with a value of R$37.4 million) for 53,701,027 common shares issued by Estre Óleo e Gas Holding S.A., or Estre O&G, held by us at the time. While Estre O&G was fully transferred to Mr. Quintella in connection with this transaction, we were unable to assign certain of the contracts with Petrobras related to the transferred Estre O&G business at the time of sale, and as such, retained responsibility for these contracts until they expired in January 2017. For additional information, see “Item 4.A. Information on the Company—History and Development of the Company—Recent Divestments and Acquisitions—Sale of Estre Óleo e Gás Holding S.A.” and notes 1.3.1. of our audited financial statements included elsewhere in this annual report.

•
In October 2014, we entered into a purchase and sale agreement with BTG Pactual (through AZPSPE) for the sale of 65% of CDR Pedreira for a total purchase price of R$180 million paid in three installments over the course of 2014. In connection with this transaction, we recorded a gain of R$154.7 million under other operating income in 2014, reflecting the difference between the purchase price and the book value of CDR Pedreira. In addition, simultaneously with this sale, we entered into call and put option agreements in connection with our potential repurchase of CDR Pedreira from AZPSPE, originally set to expire in October 2017. The call and put option amount was R$180 million, plus 25% fixed interest per year from October 2014 and an additional put option premium equivalent to R$1.00 per share. On May 19, 2016, in connection with the sale by BTG Pactual (through AZSPE) of the CDR Pedreira to an independent third party, we agreed to terminate the right corresponding to the call and put options, the fair value of which totaled R$20.8 million at that time and, accordingly, fully wrote it off as a loss under “Other Operating Expense” in 2016. For additional information, see “Item 4.A. Information on the Company—History and Development of the Company—Recent Divestments and Acquisitions—Sale of CDR Pedreira—Centro de Disposição de Resíduos” and note 1.3.3. of our audited financial statements included elsewhere in this annual report.

•
In connection with the Transaction, on December 21, 2017, we entered into three definitive agreements for the transfer of our equity interests in Loga, Attend and Terrestre to Latte, a vehicle controlled by the Company’s former shareholders for a nominal fee. We also transferred an accounts receivable from the spun-off companies to Latte in the amount of R$3.0 thousand. These agreements are subject to customary conditions precedent, such as regulatory approvals and other third-party consents. Subject to the fulfillment of applicable conditions precedent, we expect the transfer of our interests in Loga, Attend and Terrestre to the Company’s former shareholders to be completed in 2018. As a result of these transactions, we recorded the transaction as a distribution to its shareholders in equity in the amount of R$103.2 million corresponding to the carrying amount of these investments and the account receivable.

Share Put Option Agreement

On March 6, 2018, Angra confirmed the exercise of its put option to sell all of its shares to the Company, and we are required to pay the exercise price of approximately R$37.6 million by September 6, 2018. Angra was granted security over 4.38% of the share capital of the Company as security for the obligation of the Company to pay the put option exercise price pursuant to the terms of the Put Option Agreement. See “Item 10.C. Additional Information—Material Contracts—Share Put Option Agreement.”

Transactions with Officers and Directors

•
WDL Têxtil Ltda., a company owned by Mr. Wilson de Lara, one of our shareholders and former director, owns a piece of real property in Curitiba that is rented to Cavo for use as office and parking space. The lease agreement was executed on August 1, 2012, for an initial term of 48 months, to be subsequently automatically renewed for successive terms. The monthly lease payment is R$41.4 thousand.

•
We rent the office space where our headquarters is located from Gisele Mara de Moraes, one of our shareholders, pursuant to a lease agreement dated December 1, 2011. The lease has no expiry date. Our rental costs are R$58,000 per month.

•
We have entered into various indemnity agreements with certain of our current and former executive officers in order to hold them harmless for any liabilities incurred in connection with the performance of their duties as executive officers of our company that are not covered by our D&O insurance, so long as such persons acted in accordance with the shareholders’ guidelines and were not culpable or performed any fraudulent acts. We have entered into these indemnity agreements with all directors and officers listed in Item 6 of this annual report as well as former executives Daniel Fonseca, Gerson Gruttola, Gerson Pedro, Marcelo Fonseca, Leonardo Santos, José Antonio de Sousa Azevedo, and Rodrigo Porrio.

•
We have agreed to pay the legal fees of all of our current directors and executive officers incurred in connection with lawsuits relating to the performance of their duties as executive officers of our company. In addition to our current directors and officers, we have agreed to pay the legal fees of the following former directors and officers: Wilson Quintella Filho, Alexandre Alvim, Fernando Ribeiro Bau, João Carlos David, Leonardo Pereira, Gustavo Caetano, Breno Palma, Marcelo Castro, Alessandro Campos, Pierre Roulet, Roberto Rittes, Pedro Stech, Marco Ottoni, Elio Cherubini, Rodrigo Porrio, Juscelino Dourado, José Antonio Azevedo, Carlos Fonseca, Rafael Horta, César Filho, Wilson de Lara, Bruno Sena, Otávio Lazcano and Alberto Guth. The total aggregate amount of legal fees paid under these arrangements to date is approximately R$7.3 million.

•
On December 20, 2017, we, Wilson Quintella Filho and Hulshof Participacoes Ltda. (“Hulshof”), a company controlled by Mr. Quintella, entered into an agreement pursuant to which Mr. Quintella would act as an independent contractor to us, and agreed not to present any competition to our commercial activities for a period of three years. Pursuant to this agreement, Mr. Quintella and Hulshof are entitled to cash payments in the aggregate amount of US$8.45 million payable in 24 monthly installments commencing 12 months from the closing of the Transaction.

For additional information regarding our related party transactions, See Note 8 of our audited financial statements contained herein.
Transactions with Consolidated Entities

In the normal course of our business, we, as a parent company, also enter into a variety of transactions with our consolidated subsidiaries, including loan agreements and intra-segment contracts for waste management services among our consolidated subsidiaries. For accounting purposes, revenue realized between related parties is eliminated upon consolidation. For further information on these parent-subsidiary and intra-subsidiary transactions, see note 8 of our audited financial statements included elsewhere in this annual report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 17. Financial Statements.”

Legal Proceedings and Pending Investigations

Overview

We are party to various judicial and administrative proceedings, including tax, labor, regulatory, environmental and civil proceedings. As of December 31, 2017 and December 31, 2016, our provisions for legal proceedings were R$147.8 million and R$245.5 million, respectively. Of these total provisions, R$25.0 million and R$50.2 million as of December 31, 2017 and December 31, 2016, respectively, related to ongoing civil and labor legal and administrative proceedings that based upon the advice of our external counsel, we estimate as having a probable likelihood of loss, and R$122.7 million and R$195.3 million as of December 31, 2017 and December 31, 2016, respectively, related to tax proceedings. The reason for the reduction in our tax provisions as of December 31, 2017 arises out of our adhesion to Tax Regularization Programs, as further detailed below, which was partially offset by additional tax provisioning resulting from the findings of the Internal Evaluation Process. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Key Factors Affecting Our Results of Operations—Participation in Tax Regularization Plan.” In addition, judicial deposits totaled R$9.9 million and R$6.8 million as of December 31, 2017 and December 31, 2016, respectively.

In recent years, Brazil has intensified its focus on the prevention of corruption and anti-money laundering and the enforcement of anti-corruption regulations and measures. Brazil’s anticorruption law, which came into effect in 2014 establishes liability for Brazilian companies that commit acts against Brazilian or foreign public administrations, including acts relating to tender processes and administrative contracts. As a company that has public entity customers and participates in public bidding processes, we have increased risk exposure to potential misconduct. In addition, we have been historically engaged in oil and gas business activities in Brazil, a sector that has been the specific focus of governmental investigations, including the so called Lava Jato investigations centered on Petrobras and its affiliates.

Under the leadership of our current CEO, Mr. Sergio Pedreiro, who was appointed in early 2015, we have devoted substantial efforts to improve our governance, internal controls and integrity programs and policies in order to address perceived weaknesses, including by hiring a new chief compliance officer in 2015, strengthening our compliance and internal control systems and investing in our information systems and information technology infrastructure. For further information regarding our code of ethics and anticorruption policy, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Code of Ethics and Anti-Corruption Policy.”

However, notwithstanding our recent compliance efforts, we (including Soma), our founder Mr. Wilson Quintella Filho, who remains a minority shareholder, and certain other entities formerly affiliated with us, have been subject to, or mentioned in connection with, allegations or investigations of misconduct, including actions by the Brazilian tax authorities, the Brazilian Federal Police and the Brazilian Federal Prosecutor.

For further information regarding the risks relating to the circumstances described herein, see “Item 3.D. Key Information—Risk Factors— Risks Related to Compliance and Control.”

Allegations and Investigations Regarding our Supply Relationships

In the context of allegations of improper payments in connection with the so-called Lavo Jato operations in Brazil, the integrity of our supply relationships has been a core focus of ours in recent years. We have received numerous inquiries and requests for information from the relevant Brazilian authorities since 2014 regarding our supply relationships and, in response, we have initiated several internal review processes focused on payments to certain suppliers of interest.

As part of the Lava Jato investigation, we received in August 2014 a notice from the Brazilian Federal Prosecutor requesting information regarding our commercial relationship with Grupo Pragmática, a Brazilian management consulting firm used by us. Grupo Pragmática is owned by the brother-in-law of Paulo Roberto Costa and was implicated in the Lava Jato investigation. In November 2014, a Brazilian parliamentary committee, established by the Brazilian Congress in connection with Lava Jato-related investigations and operating independently from the Brazilian Federal Prosecutor, also requested information from us regarding our relationship with Grupo Pragmática. We provided the requested information and the parliamentary committee was disbanded in October 2015 without any additional requests from, or action against, us.

Starting in 2015, the BFRS initiated several inquiries related to payments to certain suppliers. We were not able to produce the required information to the BFRS in all cases and with respect to all suppliers in question, which resulted in several tax infringement notices of a material amount. For a detailed description of our tax infringement notices, see “—Tax Proceedings” below.

We believe that the tax authorities are cooperating with other Brazilian authorities, including the Brazilian Federal Police and the Lava Jato investigators, and the BFRS have shared their findings with such authorities. Accordingly, civil, regulatory and criminal proceedings and, potentially, sanctions, fines and other penalties could emanate from these tax matters. For further information regarding the risks relating to the circumstances described herein, see “Item 3.D. Key Information—Risk Factors— Risks Related to Compliance and Control.”

As evidence of this collaborative effort between the Brazilian tax authorities and other governmental agencies, on March 1, 2018, the Brazilian Federal Police executed search warrants at a number of companies in the cities of São Paulo, Santos, Paulínia, Belo Horizonte and Lamim, including the premises of Soma and our landfill in Paulinia as well as our corporate offices and the residence of Mr. Wilson Quintella, our founder and former chairman of our board of directors. This action formed part of the so-called Operation Descarte effort of the Brazilian Federal Police working in conjunction with the Brazilian tax authorities within the ambit of the broader Lava Jato task force. The stated objective of Operation Descarte is dismantling a criminal money laundering scheme focused on payments made by companies operating in the Brazilian waste management industry via a network of presumed shell companies. In furtherance of this goal, the Brazilian federal police’s search and seizure procedures on March 1, 2018 were focused on collecting documentation and other materials related to certain specified suppliers. One of the Brazilian federal police officials onsite furnished to senior managers at the Company a copy of an official document that lists 17 suppliers of interest. As part of this action, the Brazilian federal police confiscated numerous hard copy and electronic files from our offices.

Based on our historical experience, we may receive additional tax infringement charges in the future in relation to other suppliers, facts or periods, particularly as the statute of limitations related to such matters approaches expiration. Any of these tax infringement charges may involve additional criminal and regulatory actions and governmental inquiries alleging improper conduct in relation to these suppliers, any of which could have a material adverse effect on us.

Historical Internal Evaluation Processes Related to Supply Relationships

Considering the above, we have periodically conducted internal review processes with varying scopes to assess the integrity of our supplier relationships and effectiveness of our internal control procedures.

At the direction of our General Counsel, we hired in November 2015 an audit and investigation consultant to conduct a review of documentation concerning our historical transactions in the 2010 to 2015 period with those suppliers named at that point in the tax infringement notices and certain additional suppliers implicated in the Lava Jato investigations or identified by our independent auditors or our compliance division. The consultant did not find in its review any definitive evidence of improper payments; however, it did identify several past weaknesses in our internal controls and resulting inadequacies of documentation. While the findings of such review were ultimately inconclusive, we proactively terminated our commercial arrangements with almost all suppliers subject to this review.

In view of the inconclusive findings resulting from the initial review of certain of our supply arrangements, at the direction of our independent Brazilian legal counsel, we engaged a separate audit and investigation consultant in November 2016 (i) to further review documentation concerning transactions with our suppliers, expanding the scope of the work in terms of the number of suppliers analyzed and extending the covered period from 2010 through 2016, and (ii) to verify the efficiency of our updated internal control and management systems and to assess our inventory.

In their review of documents regarding our transactions with the identified suppliers during the 2010 to 2016 period, the second consultant once again did not find conclusive evidence of improper transactions. They concluded, however, that certain disbursements we made from 2010 to 2014 were not properly supported by documentation.

As a result of these findings, in 2016 we proactively terminated our commercial relationship with the majority of the suppliers subject to the earlier investigations that provided services that were not properly documented. In addition, on the basis of the findings of the independent consultants, our management made an accounting adjustment resulting in the write-off of property, plant and equipment items totaling R$44.0 million relating to payments we made for goods and services that could not be properly documented. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Write-off of Property, Plant and Equipment” for further information regarding the write-offs.

Soma was not considered in the scope of either our 2015 or 2016 internal evaluations of supplier relationships.

Operation Descarte - Special Committee Internal Evaluation

Following the receipt of tax infringement notices at the conclusion of 2017 as described below, we, at the direction of our General Counsel, engaged a forensic services firm to review Soma’s relationships with certain suppliers. This investigation was only in the preliminary stages when the Brazilian federal police searched our corporate offices, our landfill in Paulinia and the premises of Soma on March 1, 2018.

In the aftermath of the events of March 1, 2018, we significantly broadened the scope of the internal evaluation process at the direction of a newly constituted Special Committee comprised of independent members of our board of directors for the specific purpose of evaluating our supply relationships and related matters across our organization, including at Soma and our other joint ventures. The Internal Evaluation Process was conducted by Brazilian and international external legal counsel working together with external forensic service providers.

The internal evaluation procedures involved the collection and review of relevant document and materials from past and present employees, interviews of persons of interest and a forensic analysis of financial transactions. As a result, we determined that there were payments made to certain suppliers, particularly through Soma, for which there was insufficient evidence that good and services were provided. Considering these findings, we made several significant adjustments to our audited financial statements, including the restatement of our financial statements as of and for the years ended December 31, 2015 and 2016 included in this annual report as well as the establishment of additional tax provisions as of and for the year ended December 31, 2017 corresponding to the risk of probable tax loss emanating from our payments to these suppliers of interest. For additional information, see “Explanatory Note.”

Based on the findings of the Internal Evaluation Process, we intend to make certain adjustments to our compliance infrastructure to strengthen the independence of our compliance function across our organization, including all our subsidiaries and joint ventures. For additional information regarding our intended remediation efforts, see “Explanatory Note−Remediation Efforts” and “Item 15—Controls and Procedures.”

Allegations and investigations involving Estaleiro Rio Tietê Ltda. (“ERT”), a former affiliate entity of ours engaged in the oil and gas sector

Our business activities in the oil and gas sector commenced in 2008 with the creation of Estre Petróleo. Estre Petróleo formed part of a consortium called ERT, primarily engaged in the construction and manufacture of river barges and pushers. Through Estre Petróleo, we used to own 50% of ERT and jointly controlled the entity.

We no longer have any affiliation with ERT. In October 2011, when BTG Pactual and Angra became our shareholders, we ceased participation in ERT via the transfer of Estre Petróleo’s interest in ERT to Mr. Quintella. Furthermore, in September 2014, Mr. Quintella exchanged certain of the Company’s common shares owned by him for all of the shares issued by Estre O&G, then held by us. At that time, Estre O&G was a one of our wholly-owned consolidated subsidiaries, and Estre O&G, in turn, had a 100% interest in Estre Petróleo. As a result, since the closing of this transaction in 2014, we no longer hold any equity interest in Estre O&G or Estre Petróleo, which are now controlled by Mr. Quintella. For additional information, see “Item 4.A. Information on the Company—History and Development—Recent Divestments and Acquisitions—Sale of Interest in Estrans Óleo e Gás Holding S.A.”

In 2010, ERT won a significant public bid to develop and build 20 river convoys comprising of 80 barges and 20 pushers to transport ethanol along the Tietê-Parana waterway. The bid was held by Petrobras Transporte S.A. (“Transpetro”), a fully owned subsidiary of Petrobras engaged in the transportation and storage of oil and byproducts. This contract was valued at R$464 million and ERT won the bid by submitting a proposal of R$432.3 million. In October 2014, at a time when we were no longer affiliated with ERT, the Brazilian Federal Prosecutor filed a civil action against us and ERT, representing the culmination of an ongoing civil inquiry initiated in 2013, alleging acts of administrative misconduct in connection with the ERT consortium’s winning bid for the 2010 contract. In connection with this claim, the Federal Public Prosecutor sought the annulment of administrative acts and contracts which benefited ERT and damages in the amount equal to all the payments that ERT received after executing the contract, including the down payment of R$21.9 million by the Brazilian merchant navy fund. The claims against us and ERT remain outstanding as of the date of this annual report.

In December 2015, the Brazilian Federal Police searched our offices and the offices of ERT. As part of the search of our headquarters, the Brazilian Federal Police only procured an electronic copy of the contract between ERT and Transpetro and no other documents or assets of ours were seized.

In February 2016, the independent federal accountability office (Tribunal de Contas da União) (“TCU”), which assists the Brazilian Congress in exercising external audits over the executive branch, presented its report regarding the winning 2010 bid of the ERT consortium for the Petrobras contract and concluded that the allegations of misconduct described above were unfounded. The decision of the TCU is not binding on the Brazilian Federal Prosecutor’s claims described above.

In June 2016, we were cited in the plea bargain agreement of Mr. Sergio Machado, the former CEO of Transpetro. In his testimony, Mr. Machado claims that ERT paid bribes of an undisclosed amount on a frequent basis prior to Mr. Machado leaving Transpetro in 2014.

As of the date of this annual report and to our knowledge, ERT has not been charged with any criminal misconduct or been informed that any such charges are contemplated.

Allegations and investigation involving Mr. Wilson Quintella Filho, our founder

Mr. Quintella is our founder and former chairman of our board of directors. Mr. Quintella resigned from our board in connection with the Transaction, and his percentage ownership in our company decreased to 5.9%. For additional information, see “Item 10.C. Additional Information—Material Contracts—The Transaction.”

Mr. Paulo Roberto Costa, Petrobras’s former director of refining and supply, was targeted in the Lava Jato investigations and was convicted on money laundering and racketeering charges for his role in the Petrobras scandal. In September 2014, Mr. Costa named our company and Mr. Quintella in testimony provided as part of his plea bargain, which effectively reduced Mr. Costa’s sentence following his conviction. In his testimony, Mr. Costa alleged that Fernando Antônio Falcão Soares, a Brazilian lobbyist known as Fernando Baiano, introduced him to Mr. Quintella and, through Mr. Soares, Mr. Costa received payments of R$1.4 million in cash between 2011 and 2012. Mr. Costa indicated in his testimony that these payments were not in connection with any particular public bids and were merely an expression of gratitude. Mr. Quintella was also named in the plea bargain agreement of Mr. Sergio Machado in June 2016. The former CEO of Transpetro alleged that Mr. Quintella was involved in a bribery scheme involving Transpetro, while Mr. Machado was a senior executive at the Petrobras affiliate. Mr. Machado left Transpetro in 2014.

In December 2015, in connection with investigations involving ERT, the Brazilian Federal Police searched not only the offices of ERT, but also the home and business of Mr. Quintella. In connection with this search, the personal electronic devices of Mr. Quintella were seized by the Brazilian Federal Police. On March 1, 2018, Mr. Quintella’s home in São Paulo was again searched as part of Operation Descarte.

Other allegations and investigations of improper payments involving us

In his September 2014 testimony referenced above, which was provided as part of his plea bargain, Mr. Costa named not only Mr. Quintella, but also referenced our company. Furthermore, in November 2015, the Brazilian Federal Police seized a document dating from 2010 at the residence of Mauricio Bumlai, a Brazilian entrepreneur, that mentioned us in relation to alleged corrupt practices. In addition, in June 2016, we were cited in the plea bargain agreement of Mr. Sergio Machado, the former CEO of Transpetro, who alleged that, like ERT, we and Pollydutos, a former indirect subsidiary of ours, paid bribes on a frequent basis while Mr. Machado led Transpetro and before leaving his post at the Petrobras affiliate in 2014.

As of the date of this annual report and to our best knowledge, neither we nor Pollydutos are the focus of any investigations relating to the above, and have not been charged with any misconduct or been informed that any such charges are contemplated.

In addition, as a result of our historical engagements in the oil and gas business in Brazil with Petrobras as a customer and client, our management decided to instruct the investigation consultant engaged in November 2016 to separately analyze our commercial relationship with Petrobras, in particular all bidding processes in which we or any of our affiliates was successful and as a result of which services to Petrobras or any of its affiliates were or are provided. This review of our dealings with Petrobras was concluded in January 2018 and the investigation consultant identified a number of suppliers that provided goods and services in connection with our Petrobras engagements. These suppliers were then included in the Internal Evaluation Process described above and the respective supply relationships were evaluated across our organization, including at Soma and our other joint ventures.

Tax Proceedings

Overview

As of December 31, 2017, we were involved in 15 tax proceedings involving an estimated aggregate amount of R$218.4 million. Based on the advice of our external Brazilian legal counsel, we did not establish any provisions in relation to these matters. For 12 of these proceedings the risk of loss was possible, involving claims totaling an aggregate amount of R$212.9 million, and, for three of these proceedings, the risk of loss was remote or not determinable at this time, involving an aggregate amount of R$5.6 million.

Our most significant tax proceedings relate to tax infringement notices from the BFRS alleging our failure to pay the full amount of federal taxes due for a specified period on the assumption that we understated our taxable income for such periods due to alleged impermissible deductions arising from payments made to certain suppliers. In 2017, we were able to settle the majority of our tax debts outstanding as of September 2017 on attractive terms pursuant to participation in Brazilian tax amnesty programs available only for a limited period of time, including the settlement of disputed amounts that were the subject of BFRS infringement notices. However, at the conclusion of 2017, the Company and Cavo received additional tax infringement notices of material value, also related to alleged impermissible deductions made as a result of unsupported payments made to certain suppliers, and these additional tax assessments are no long eligible for participation under the tax amnesty program, as further described below. Based on the advice of our external Brazilian legal counsel, we have not established provision in relation to these 2017 tax proceedings.

Settlement Through Brazilian Tax Regularization Program (PRT)

In May 2017, we entered into the Brazilian Tax Regularization Program established by Brazilian Provisional Measure 766/2017. The program permitted us to settle our tax debts, including payments of principal, interest and penalties assessed in a total amount of R$529.7 million, consisting of the following:

•	Federal taxes past due in the total amount of R$160.6 million;

•	Disputed amounts subject to tax infringement notices from the BFRS in the total amount of R$174.0 million, as further described below; and

•
Amounts already subject to repayment under other federal tax repayment programs, converted to participation under the Brazilian Tax Regularization PRT Program due to its more favorable terms, in the total amount of R$195.1 million.

The Brazilian Tax Regularization PRT Program allowed the partial settlement of the tax debts with the use of tax credits and/or the use of tax loss carryforwards pursuant to which we used R$370.1 million in tax loss carryforwards in connection with this program, with the remaining R$159.6 million payable in installments. Our remaining balance due under the Brazilian Tax Regularization PRT Program as of December 31, 2017 is payable as follows:

Year of maturity	Amount Due
(in R$ millions)
2018	73.8
2019	22.3
2020	6.9
2021	6.9
2022 and following years	13.7
Total	123.5

Our main tax disputes settled through the Brazilian Tax Regularization PRT Program in relation to alleged impermissible deductions in connection with payments to certain supplier are described below:

•
In December 2015, we received an official tax infringement notice from the BFRS in the amount of R$86 million regarding the payment of federal taxes past due arising out of the payments to certain of  our suppliers in 2010; and

•
In December 2016, the Company and Cavo received official tax infringement notice from the BFRS in the amounts of R$41.1 million and R$29.4 million, respectively, regarding the payment of federal taxes past due arising out of the payments to certain of our suppliers between 2011 and 2013.

We periodically received additional tax infringement notices from 2014 to 2016 related to similar matters in small amounts.

Further Settlement Through Brazilian Special Tax Regularization Program (PERT Program)

On July 3, 2017, we participated in an additional tax amnesty program – the Brazilian Special Tax Regularization Program (“PERT”) pursuant to which we were able to settle further tax debts in the total amount of R$245.6 million (including interest and penalties) related to tax amounts due in the months of December 2016 through April 2017, as follows:

•	Federal taxes past due in the total amount of R$134.9 million;

•
Tax provision balance of federal taxes (including income tax, social contributions and property taxes, among others) due in prior periods concerning one of our partially-owned subsidiaries in the total amount of R$6.7 million included in August, 2017; and

•
IOF taxes, which is a Brazilian tax on financial operations, for the period from October 2012 to March 2017 in the total amount of R$103.9 million related to intercompany loans, which we included in the program in September 2017.

We intend to repay our tax debts settled through this program in 120 monthly installments over the following payment schedule, deducting tax losses carryforwards from installment payments. Our remaining balance due under the Brazilian Tax Regularization PERT Program as of December 31, 2017 is payable as follows:

Year of maturity	Amount Due
(in R$ millions)
2018	13.3
2019	13.3
2020	13.3
2021	13.3
2022 and following years	190,6
Total	243.8

Additional Tax Infringement Notices at the Conclusion of 2017

On December 15, 2017, Cavo received an official tax infringement notice from the BFRS in the amount of R$90.6 million concerning transactions with a number of specified suppliers in relation to payments made in 2012 challenging the deductibility of payments made to these suppliers for which there is lack of sufficient evidence that good and services were actually provided.

On December 22 and 27, 2017, the Company received two official tax infringement notices from the BFRS in the aggregate amount of R$121.8 million concerning transactions with a number of specified suppliers in relation to payments made between 2011 and 2015 challenging the deductibility of payments made to these suppliers for which there is lack of sufficient evidence that good and services were actually provided and also claiming payment of social security contributions on unsupported payments made to individual recipients.

The Brazilian Tax Regularization Programs in which we participated to settle certain of our historical tax assessments may no longer be available to settle new tax infringement matters, including those infringement notices received by Cavo and the Company in December 2017. There is no guarantee that the BFRS will consider our request to include additional amounts under the current Brazilian Tax Regularization Program or that additional tax amnesty programs will be offered by the Brazilian government on favorable terms, or at all, in the foreseeable future to settle these new or future tax assessments.

Based on advice of our external legal counsel, who assessed the risk of a potential loss as possible, we did not records provisions in the aggregate amount of R$212.4 million corresponding to IRPJ, CSLL and IRRF taxes levied by the BFRS in relation to these tax assessments received by the Company and Cavo at the conclusion of 2017.

We did, however, establish provisions in the amount of R$25.6 million loss in 2017 corresponding mainly to our management’s assessment of the probable risk of loss emanating from future tax assessments based on the findings of our Internal Evaluation Process and the advice of our independent Brazilian legal counsel.

For additional information regarding our tax proceedings and participation in the Brazilian Tax Regularization Program, see notes 17 and 21 to our audited financial statements included elsewhere in this annual report.

Public and Class Action Proceedings

As of December 31, 2017, we were involved in a total 19 public and class action proceedings, in which the total aggregate potential loss was approximately R$166.3 million. We estimated that the risk of loss for one of these proceedings was probable, however, no amount was specified as it does not involve a claim for monetary damages but rather injunctive relief. For ten of these proceedings, the risk of loss was possible, involving claims totaling an aggregate amount of R$45.9 million, and, for eight of these proceedings, the risk of loss was remote or not determinable at this time, involving an aggregate amount of R$120.4 million.

The allegations arising from our relevant public and class action proceedings stem from our participation in public bids and the resulting service contracts entered into with public entities, as well as the authorizations and orders that were issued in connection with these public bids. Most of the proceedings were initiated by the relevant states’ public prosecutor’s office or the Federal Public Prosecutor’s office against us or certain of our affiliates (often prompted by one of our competitors) alleging misconduct or regulatory breaches during specific public bidding processes and are typical for companies operating in the Brazilian waste management business. The proceedings challenge the authorizations, orders and contracts that were executed as a result of winning the respective public bid, in addition to requesting the restitution of any value or benefit gained. These proceedings are ongoing and we continue to assert our defense in each of them. We do not believe that these ordinary course proceedings pose a significant risk to the company.

One of our most significant public proceedings relates to our cleaning services with the municipality of Taboão da Serra. On March 14, 2013, the São Paulo State Prosecutor’s Office filed a lawsuit challenging the legal enforceability of five agreements entered into between the municipality of Taboão da Serra and our subsidiary Viva for public cleaning services, with a total aggregate value of R$154.1 million. In 2015, the party that sold us Viva in 2012, who is a codefendant in this case, proposed a precautionary action requesting an independent reevaluation of the amounts claimed by the Prosecutor’s Office. Even though this independent reevaluation has not been concluded, our independent legal counsel determined that the risk of loss for this proceeding is possible and estimates the amount involved to be approximately R$39.2 million. As the risk of loss is possible, we have not established any provisions for this proceeding.

Labor Proceedings

As of December 31, 2017, we were party to 1,866 labor proceedings, in which the total aggregate amount claimed was approximately R$53.4 million. As of December 31, 2017, we estimated that the risk of loss was possible for 800 of these proceedings involving an aggregate amount of R$17.9 million, and probable for 437 of these proceedings, involving a total aggregated amount of R$17.5 million. We also made further provisions as a precautionary action in the amount of R$5.1 million. The remaining proceedings’ risk of loss is estimated as remote, or not determinable at this time, and involve a total aggregate amount of R$18.0 million as of December 31, 2017. We have provisioned a total of R$22.6 million and made judicial deposits totaling R$9.7 million.

Most of our labor proceedings were filed by former employees or outsourced employees. The main allegations made concern amounts allegedly owed by us due to overtime, indemnities based on Brazilian labor laws, exposure to hazardous conditions, remuneration matters and health and safety issues related to our waste collection operations, among other matters.

The volume and nature of the labor proceedings described above are, we believe, consistent with those of other Brazilian businesses in our sector or with similar work force characteristics.

Civil and Arbitral Proceedings

As of December 31, 2017, we were involved in 132 ordinary course civil proceedings, in which the total aggregate amount claimed was approximately R$7.8 million and judicial deposits in the amount of approximately R$0.7 million were made.

We estimated that the risk of loss for 37 of these proceedings was probable, in which the total aggregate amount claimed was approximately R$2.2 million. For 74 of these proceedings the risk of loss was possible, involving claims totaling an aggregate amount of R$5.3 million. For 21 of these proceedings, the risk of loss was remote or not determinable at this time, involving an aggregate amount of R$0.3 million. Most of these legal proceedings were initiated by our suppliers and involve garbage truck accidents inherent in our solid waste collection operations.

In addition, in the company entered into an agreement related to arbitration proceeding filed by Neptune Assesoria e Engenharia Ambiental Ltda. alleging that they are owed commissions due to their participation as an advisor in our (i) investment in Advanced Disposal Services (ADS) through Highstar, an investment vehicle, and (ii) divestment of ADS / Highstar to BTG Pactual.

Environmental and Regulatory Proceedings

As of December 31, 2017, we were involved in approximately 34 environmental proceedings, in which the total aggregate amount claimed was approximately R$31.9 million. These proceedings include public civil actions and collection actions concerning our landfill operations and are typical for companies operating in the Brazilian waste management business.

As of December 31, 2017, we estimated that the risk of loss for 12 of these proceedings was possible, involving claims totaling an aggregate amount of R$30.9 million, for 21 of these proceedings the risk of loss was remote, totaling an aggregate amount of R$1.0 million, and, one of these proceedings has a probable risk of loss, involving an amount of R$10 thousand. In addition, we are under investigation in certain routine civil inquiries started by the Public Prosecutor’s Office to monitor environmental licensing processes. We are also involved in administrative proceedings arising out of our day-to-day operations, such as landfill odors or other environmental issues.

On February 24, 2011, the Public Prosecutor’s Office of São Paulo filed a public action lawsuit challenging the operation of our Itapevi landfill alleging our noncompliance with local environmental regulations, including the landfill’s proximity to water springs and local communities as well as allegations of deforestation, among other claims. The Public Prosecutor’s Office is requesting that we cease and remediate all deforestation activities, restore the vegetation in the area to its original condition and pay a fine. This action involves an aggregate amount of R$15.1 million for which the chance of loss is estimated as possible and, accordingly, no provisions have been established in relation thereto. In addition, on the same date, a public class action was filed by a group of individuals related to the same activities at our Itapevi landfill, and the judge presiding over public action lawsuit described above ordered there to be a joint judgment for these two matters. The aggregate amount involved in the public class action is also R$15.1 million and we have also not established any provisions thus far as no decisions have been entered for this proceeding.

Dividend Policy

Other than as disclosed elsewhere in this annual report, we currently expect to retain all future earnings for use in the operation and expansion of our business and do not plan to pay any dividends on our ordinary shares in the foreseeable future. The declaration and payment of any dividends in the future will be determined by our board of directors in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition, applicable law and contractual restrictions.  Cash dividends on our common shares, if any, will be paid in U.S. dollars.

We have not distributed any dividends in the past five years.

Dividends and other distributions on equity paid by our operating subsidiaries are our principal source for cash in order for us to be able to pay any dividends and other cash distributions to our shareholders. As of the date hereof, we have not paid any cash dividends on our ordinary shares. The instruments governing the debt of the Company, our main operating subsidiary, restrict its ability to pay dividends, with the effect of adversely impacting our shareholders’ ability to receive dividends on our ordinary shares in the foreseeable future.  See “Item 3.D.—Key Information—Risk Factors—Risks Related to Our Ordinary Shares.”

B.	Significant Changes

Asset Divestments

In connection with the Transaction, on December 21, 2017, we entered into three definitive agreements for the transfer of our equity interests in Loga, Attend and Terrestre to a vehicle controlled by the Company’s former shareholders for a nominal fee. These agreements are subject to customary conditions precedent, such as regulatory approvals and other third-party consents. Subject to the fulfillment of applicable conditions precedent, we expect the transfer of our interests in Loga, Attend and Terrestre to the Company’s former shareholders to be completed in 2018.

Exercise of Angra Put Option

In connection with the closing of the Transaction, certain people and entities who were shareholders of the Company immediately prior to closing of the Transaction entered into a share put option agreement with the Company (“Put Option Agreement”). Pursuant to the Put Option Agreement, Angra had the option, at any time prior to January 31, 2018, to contribute its shares of the Company to the Registrant and receive ordinary shares (the “Contribution Option”), and thereby become a shareholder of the Registrant instead of being a shareholder of the Company. As of January 31, 2018, Angra had not exercised its Contribution Option to become a shareholder of the Registrant. Accordingly, Angra’s Contribution Option expired on that date.

In addition, in connection with the Transaction, Angra was granted a put option that permitted Angra to sell all, but not less than all, of its shares of the Company, which option was exercisable within six months from the closing of the Transaction. On March 6, 2018, Angra confirmed the exercise of its put option to sell all of its shares to the Company, and we are required to pay the exercise price of approximately R$37.6 million by September 6, 2018. Road Participações Ltda, a company through which the Registrant holds a portion of its interest in the Company, has granted security over 4.38% of the share capital of the Company as security for the obligation of the Company to pay the put option exercise price pursuant to the terms of the Put Option Agreement. As a result of the exercise of this put option, Angra is no longer a shareholder of the Company, and as of December 21, 2017, we recorded a liability at fair value in the amount of R$37.8 million against an equity reserve.

Potential Loss of São Paulo Urban Cleaning Contract

We have been servicing the São Paulo contract through Soma since 2011. Our contract with the municipality of São Paulo for urban cleaning and street sweeping services comprised approximately 29.1% of our revenues in 2017. This contract expired, and we are currently providing urban cleaning services to the city of São Paulo pursuant to a temporary contract. The temporary contract was first entered into on December 15, 2017 and was set to expire at the end of June 2018. On June 12, 2018 we further extended the temporary contract until the end of 2018, subject to earlier termination by the municipality.  However, the extended temporary contract introduces certain significant changes to the contractual arrangement,. Most significantly, under the extended temporary contract, the city of Sao Paulo is divided into six separate parcels for urban cleaning, whereas under the previous contract the city was divided into two parcels only. We, through Soma, were awarded only two parcels under the extended temporary contract, which reflects a significant decrease of our service area, since we previously serviced one of the only two parcels.  In addition, the extended temporary contract contemplates a 7% price reduction. As a result of these changes, we expect our monthly revenues from the Soma contract to be reduced by 37.7%.

After a series of delays, there is still no definitive date for a new auction due to ongoing discussions among interested parties. In the meantime, São Paulo has announced its intention to divide the urban cleaning contract into six separate parcels, in line with the extended temporary contracts entered into in June 2018. Accordingly, it seems possible that the revenue loss we expect in the second half of 2018 as a result of the contractual changes introduced in connection with the extended temporary contract will be permanent or that we may lose all or a portion of our business with the city of São Paulo when the extended temporary contract expires at the end of 2018, or earlier at the discretion of the municipality. Any significant loss of business emanating from these developments will have a material adverse impact on us.

For additional information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Competitive Bidding Processes and Revenue Impact.”

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Information regarding the price history of our listed securities as required by Item 9.A.4 is set forth below in “—C. Principal Market and Trading Market Price Information.”

B.	Plan of Distribution

Not applicable.

C.	Principal Market and Trading Market Price Information

The Registrant is a Cayman Islands exempted company with limited liability. Its affairs are governed by our Memorandum and Articles and the Companies Law.

The Registrant’s authorized share capital is US$30,000 consisting of 290,750,000 ordinary shares, par value US$0.0001 per share and 9,250,000 Class B Shares of par value US$0.0001 per share. As of the date of this annual report, there were 45,636,732 ordinary shares issued and outstanding, and 5,550,000 Class B Shares issued and outstanding, and 28,249,999 issued and outstanding warrants to purchase our ordinary shares.

Our ordinary shares and warrants are currently listed on the NASDAQ under the symbols “ESTR” and “ESTRW,” respectively.

Shares

All of the issued and outstanding ordinary shares and Class B Shares are fully paid and non-assessable. Certificates (to the extent any are issued) representing the issued and outstanding ordinary shares and Class B Shares are generally not issued and legal title to the issued shares is recorded in registered form in the register of members. Holders of ordinary shares and Class B Shares have no pre-emptive, subscription, redemption or conversion rights. Moreover, holders of Class B Shares have no right to receive dividends and no right to participate in surplus assets in a winding up.

	Ordinary Shares		Warrants
	High	Low	High	Low
Year ended December 31, 2017
Fourth quarter (from December 22, 2017)	$9.11	$8.58	$1.03	$0.69

Year ending December 31, 2018
First quarter (through March 31, 2018)	$9.99	$9.98	$0.59	$0.58

Month ending
December 31, 2017 (from December 22, 2017)	$9.11	$8.58	$1.03	$0.69
January 31, 2018	$9.19	$9.19	$0.65	$0.65
February 28, 2018	$10.18	$10.00	$0.70	$0.68
March 31, 2018	$9.99	$9.98	$0.59	$0.58
April 30, 2018	$12.49	$8.19	$0.77	$0.52
May 31, 2018	$13.38	$10.06	$0.88	$0.60
June 2018 (through June 19, 2018)	$10.25	$8.81	$0.67	$0.49

We do not believe that presenting the historic trading price of Estre USA’s securities would be helpful to investors. The price of such securities traded based on cash held by Estre USA as a special purpose acquisition company, and substantially all of the former holders of its public shares redeemed their securities for cash upon consummation of the Transaction.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

General

The Registrant is a Cayman Islands exempted company with limited liability. Its affairs are governed by its Memorandum and Articles and the Companies Law. The Registrant’s registered name is Estre Ambiental, Inc. and its registered office is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  The Registrant’s registration number with the Registrar of Companies in the Cayman Islands is 326737.  The objects for which the Registrant is established are unrestricted and the Registrant has the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

The Registrant’s authorized share capital is US$30,000 consisting of 294,450,000 ordinary shares, par value US$0.0001 per share and 5,550,000 Class B Shares of par value US$0.0001 per share. As of the date of this annual report, there were 45,636,732 ordinary shares issued and outstanding, and 5,550,000 Class B Shares issued and outstanding, and 28,249,999 issued and outstanding warrants to purchase our ordinary shares.

Rights of the Registrant’s Ordinary Shares

All of the issued and outstanding ordinary shares and Class B Shares are fully paid and non-assessable. Certificates (to the extent any are issued) representing the issued and outstanding ordinary shares and Class B Shares are generally not issued and legal title to the issued shares is recorded in registered form in the register of members. Holders of ordinary shares and Class B Shares have no pre-emptive, subscription, redemption or conversion rights. Moreover, holders of Class B Shares have no right to receive dividends and no right to participate in surplus assets in a winding up.

Register of Members

We must keep a register of members in accordance with the Companies Law, and there shall be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. The register of members will be immediately updated to record and give effect to the issue of shares by us. Once the register of members has been updated, the shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from the register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of the company, the person or member aggrieved (or any member of the company or the company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Issue of Shares

Subject to the Memorandum and Articles and the rules of the Designated Stock Exchange, our board of directors may allot, issue, grant options over or otherwise dispose of shares with or without preferred, deferred or other rights or restrictions, whether in regard to dividend or other distribution, voting, return of capital or otherwise, and to such persons, at such times and on such other terms as they think proper. The issuance of any such shares is subject to and cannot adversely affect the rights of any of our existing shareholders.

Dividends

The holders of ordinary shares are entitled to such dividends as may be declared by the board of directors, subject to the Companies Law and the Memorandum and Articles. Dividends and other distributions on issued and outstanding ordinary shares may be paid out of our lawfully available funds for such purpose. Dividends and other distributions will be distributed among the holders of ordinary shares on a pro rata basis; except that, if any share is issued on terms providing that it shall rank for dividend as from a particular date, then that share will rank for dividend accordingly.

Voting rights

Each ordinary share and each Class B Share entitles the holder to one vote on all matters upon which the holders are entitled to vote. Voting at any general meeting is by show of hands, unless voting by way of poll demanded by the chairman of the board of directors or any shareholder present in person or by proxy.

A quorum required for a general meeting requires the presence in person or by proxy of persons holding in aggregate not less than one-third in nominal value of all shares issued by us.

A special resolution will be required for important matters such as our merger or consolidation, reduction of our capital or any capital redemption reserve fund, change of name or making changes to our Memorandum and Articles or our voluntary winding up.

An ordinary resolution of our shareholders requires the affirmative vote of a simple majority of the votes cast at a quorate general meeting, while a special resolution requires the affirmative vote of at least two-thirds of the votes cast at a quorate general meeting. Any action required or permitted to be taken at our general meeting may not be taken by resolution in writing of the shareholders.

Variation of rights of shares

All or any of the rights attached to any class of our shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not we are being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by our board of directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Transfer of Ordinary Shares

Any shareholder may transfer all or any of his or her ordinary shares or Class B Shares by an instrument of transfer in the usual or common form or any other form prescribed by the Designated Stock Exchange or as otherwise approved by the board of directors. The transferor shall be deemed to remain the holder of such ordinary shares or Class B Shares until the name of the transferee is entered in the register of members.

In addition, the Memorandum and Articles prohibit the transfer of shares in breach of the applicable rules of the SEC and federal and state securities laws of the U.S.

Redemption of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by a special resolution of our shareholders. We may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our Memorandum and Articles. Under the Companies Law, the redemption or repurchase of any share may be paid out of a company’s profits or a share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or, if so authorized by our Memorandum and Articles, out of capital if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (i) unless it is fully paid-up, (ii) if such redemption or repurchase would result in there being no shares in issue, or (iii) if the company has commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

Call on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum as the resolution prescribes;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

•	sub-divide our existing shares into shares of a smaller amount than that fixed by our Memorandum and Articles or into shares without par value; and

•
cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law and our Memorandum and Articles, our shareholders may by special resolution reduce our share capital and any capital redemption reserve.

Liquidation

On our winding up, if the assets available for distribution among our shareholders shall be insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. If the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to us for unpaid calls or otherwise.

Board of Directors

Appointment and removal

Our management is vested in a board of directors. Our Memorandum and Articles provide that there shall be a board of directors consisting of no less than one (1) director, provided that the directors may increase or decrease the limits on the number of directors. Our board of directors currently consists of ten (10) directors and had no vacancy.

The directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively, with as nearly equal a number of directors in each group as possible. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of directors. director nominees shall be elected by an ordinary resolution in accordance with our Memorandum and Articles at each of our annual general meetings to fill the seats of those directors whose terms expire at such annual general meeting and the persons to stand for election at each of our annual general meetings shall be nominated by the directors, after consultation with the nominating and corporate governance committee (if such committee is established). At the 2018 annual general meeting, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three (3) years. At the 2019 annual general meeting, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At the 2020 annual general meeting, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting, directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting.

Any and all vacancies in the board of directors, including, without limitation, by reason of an increase in the size of the board of directors, or the death, resignation, disqualification or removal of a director, will be filled solely and exclusively by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Any director so appointed shall hold office until the expiration of the term of the class of directors in which the new directorship was created or the vacancy occurred or until his or her earlier death, resignation or removal. A director may be removed from office by the shareholders by special resolution only for “cause” (as defined in our Memorandum and Articles).

The board of directors will determine the class or classes to which any increased or decreased number of directors will be apportioned, provided that no decrease on the number of directors shall shorten the term of any incumbent director.

Indemnity of directors and officers

Our Memorandum and Articles provide that the board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s actual fraud or willful default.

C.	Material Contracts

In addition to the contracts described in other sections of this annual report, the following is a summary of the material contracts to which we are a party.

Services Contracts

We derive significant revenues from our contacts entered into in the ordinary course of business with certain municipal customers within our Collection & Cleaning segment, namely the municipalities of São Paulo and Curitiba.

Our contract with the municipality of São Paulo for urban cleaning and street sweeping services expired, and we are currently providing urban cleaning services to the city of São Paulo pursuant to a temporary contract. The temporary contract was first entered into on December 15, 2017 and was set to expire at the end of June 2018. On June 12, 2018 we further extended the temporary contract until the end of 2018, subject to earlier termination by the municipality. After a series of delays, there is still no definitive date for a new auction due to ongoing discussions among interested parties.

We are currently providing collections and cleaning services to Curitiba pursuant to a temporary contract set to expire in October 2018 or sooner at the discretion of the municipality. The competitive bidding process to procure the Curitiba collections and cleaning contract has also been subject to a series of delays, and is now suspended as a result of a review by the Paraná Court of Auditors (Tribunal de Contas) pursuant to which certain adjustments to the bidding process may be made.

For additional information regarding the competitive bidding processes in Curitiba and São Paulo, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—How We Generate Revenue—Competitive Bidding Processes and Revenue Impact.”

The Transaction

In connection with the consummation of the Transaction, the following additional agreements were entered into among the various parties to the Transaction:

PIPE Subscription Agreements

On December 21, 2017, we issued 15,438,000 of our ordinary shares and 3,748,600 warrants to purchase ordinary shares at US$11.50 per share to certain institutional investors unaffiliated with us pursuant to a private investment in public equity, which we refer to as the PIPE Investment.

Pursuant to the PIPE Investment subscription agreement, we are required to file a new registration statement under the Securities Act registering the shares issued pursuant to the PIPE Investment within 30 days following the completion of the Merger, and must thereafter use our best efforts to have such registration statement be declared effective.

On January 24, 2018, the Registrant filed with the SEC the F-1 Registration Statement (as defined below under “—Warrant Agreement” below). The F-1 Registration Statement has not been declared effective by the SEC and the Registrant expects to file a further pre-effective amendment thereto in due course following the filing of this annual report on Form 20-F. The Registrant currently anticipates that, upon the effectiveness of the F-1 Registration Statement, the prospectus included within the F-1 Registration Statement shall cover the resale of the ordinary shares that were issued in the PIPE Investment and the resale of the ordinary shares issuable upon exercise of the warrants issued in the PIPE Investment.

Exchange and Support Agreement

Upon the closing of the Transaction, we, Estre USA and the holders of Class B Common Stock of Estre USA (other than those forfeited pursuant to the Forfeiture and Waiver Agreement) remained outstanding following consummation of the Merger, entered into the Exchange and Support Agreement, dated as of December 21, 2017 (the “Exchange and Support Agreement”). Pursuant to the terms of the Exchange and Support Agreement, the holders of the Class B Common Stock of Estre USA will have the right to, from time to time, commencing on the first anniversary of the closing of the Transaction, exchange any or all of their Class B Common Stock of Estre USA for the same amount of our ordinary shares. Upon such exchange, an equal number of our Class B Shares, which were received by the holders thereof in the Merger, held by the exchanging shareholder shall be automatically surrendered to us for no consideration and, accordingly, the exchanging shareholder shall cease to be a holder of such Class B Shares. The right to make such exchange will expire on the seventh anniversary of the date of the Exchange and Support Agreement.

Registration Rights and Lock-Up Agreement

Upon the closing of the Transaction, the Registrant, certain persons and entities which held our ordinary shares and the Sponsor holding certain of the warrants issued by Estre USA to acquire shares of Class A Common Stock that were outstanding immediately prior to the closing of the Transaction, as converted in the Merger such that they represent the right to acquire the same number of our ordinary shares, at the same exercise price and on the same terms as in effect immediately prior to the closing of the Transaction (collectively, the “Investors”) entered into the Registration Rights and Lock-Up Agreement, dated as of December 21, 2017 (the “Registration Rights and Lock-Up Agreement”).

Pursuant to the terms of the Registration Rights and Lock-Up Agreement, the Registrant is obligated to file, after we become eligible to use Form F-3 or its successor form, a shelf registration statement to register the resale by the Investors of our ordinary shares issuable in connection with the Transaction. The Registration Rights and Lock-Up Agreement also provides the Investors with demand, “piggy-back” and Form F-3 registration rights, subject to certain minimum requirements and customary conditions. We have agreed to indemnify the Investors against certain liabilities, including liabilities under the Securities Act.

The Registration Rights and Lock-Up Agreement also provides that certain investors are restricted from selling their ordinary shares for a period of one year following the closing of the Transaction, subject to certain exceptions.

Warrant Agreement

Between September 25, 2015 and October 9, 2015, Estre USA sold 37,000,000 units at a price of US$10.00 per unit in connection with its initial public offering. Each unit consists of one share of the Estre USA’s Class A common stock, US$0.0001 par value per share, and one-half of one warrant. Each warrant entitled the holder to purchase one share of Class A common stock of Estre USA at a price of US$11.50 per share. Each warrant would become exercisable starting on the later of 30 days after the completion of the Merger, or 12 months after the completion of the initial public offering of Estre USA. However, if Estre USA did not complete the Merger on or prior to the allotted period to complete the Merger, the warrants would expire at the end of such period.

Simultaneously with the closing of Estre USA’s initial public offering, Estre USA also issued an aggregate of 9,750,000 private placement warrants, each exercisable to purchase one share of Estre USA Class A Common Stock at US$11.50 per share, at a price of US$1.00 per warrant. Each private placement warrant was exercisable for one share of Estre USA’s Class A Common Stock. On December 13, 2017, in connection with the Transaction, the Sponsor agreed to cause the forfeiture and surrender of 3,748,600 private placement warrants, while we simultaneously issued 3,748,600 warrants to purchase our ordinary shares to AB Co-Invest, with each new warrant being exercisable for one ordinary share with an exercise price of US$11.50 per share.

All of the outstanding warrants are governed by the Warrant Agreement, dated as of September 21, 2015 and filed with the SEC on September 28, 2015 (as amended, the “Warrant Agreement”). Pursuant to the Transaction Agreement, Estre USA, we and the Continental Stock Transfer & Trust Company (“Continental”) entered into the Assignment, Assumption and Amendment Agreement, dated as of December 21, 2017 pursuant to which Estre USA assigned to us, and we assumed, all of Estre USA’s right, title and interest in and to the Warrant Agreement, dated as of September 21, 2015, by and between Estre USA and Continental, and the parties thereto agreed to certain amendments to reflect the fact that the warrants are, as a result of the Merger, exercisable for our ordinary shares.

Under the terms of the Warrant Agreement, the warrants will become exercisable starting on the date that is 30 days from the completion of the Merger, up until the earlier of: (i) the date that is five years from the completion of the Merger, (ii) our liquidation, or, (iii) in the case of the public warrants, the redemption date set forth in Warrant Agreement (triggered, at our option, in the event that the price of our ordinary shares is at least US$18.00 per share for 20 out of 30 trading days).

If we are unable to deliver ordinary shares to the warrant holder upon exercise of warrants during the exercise period, there will be no net cash settlement of such warrants and the warrants will expire worthless, unless they can be exercised on a cashless basis in the circumstances described in the Warrant Agreement.

Accordingly, pursuant to the Warrant Amendment, we are required to file a registration statement with the Commission, for the registration under the Securities Act of the ordinary shares issuable upon exercise of the outstanding warrants. We are required to use our best efforts to cause such registration statement to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiry of the warrants in accordance with the terms of the Warrant Agreement. If such registration statement has not been declared effective by the sixtieth business day following completion of the Transaction, and during any period when there is not an effective registration statement covering the ordinary shares issuable upon exercise of the outstanding warrants, then the warrants are exercisable on a “cashless basis”, pursuant to the provisions of the Warrant Agreement, including, among other things, that, in order for the warrants to be exercised on a “cashless basis,” it is a requirement that the ordinary shares issuable upon exercise of the outstanding warrants would be freely tradable under U.S. securities laws.

In connection with the Transaction, the Registrant filed with the SEC a registration statement on Form F-4 under File Number 333-220428 (the “F-4 Registration Statement”), including the related prospectus that was filed with the SEC on December 8, 2017, as supplemented by a supplement thereto file with the SEC on December 15, 2017 (as supplemented, the “Transaction Prospectus”). On January 24, 2018, the Registrant filed with the SEC a registration statement on Form F-1 under File Number 333-222678, and filed a pre-effective amendment thereto on February 23, 2018 (the “F-1 Registration Statement”). The F-1 Registration Statement has not been declared effective by the SEC and the Registrant expects to file a further pre-effective amendment thereto in due course following the filing of this annual report on Form 20-F. The Registrant currently anticipates that, upon the effectiveness of the F-1 Registration Statement, such F-1 Registration Statement shall also constitute post-effective amendment no. 1 to the F-4 Registration Statement and the prospectus included within the F-1 Registration Statement shall cover the offer of the ordinary shares issuable upon exercise of the public warrants that was registered in the F-4 Registration Statement. Upon the exercise of the public warrants and the issuance of the ordinary shares, such ordinary shares will be freely tradable under U.S. securities laws.

Share Put Option Agreement

Angra held 8.21% of the Company’s shares prior to consummation of the Transaction. On the date of this annual report, Angra is no longer a minority shareholder of the Company.

In connection with the closing of the Transaction, certain people and entities who were shareholders of the Company immediately prior to closing of the Transaction entered into a share put option agreement with the Company. Pursuant to the Put Option Agreement, Angra had the option, at any time prior to January 31, 2018, to contribute its shares of the Company to the Registrant and receive ordinary shares, and thereby become a shareholder of the Registrant instead of being a shareholder of the Company. As of January 31, 2018, Angra had not exercised its Contribution Option to become a shareholder of the Registrant. Accordingly, Angra’s Contribution Option expired on that date.

In addition, in connection with the Transaction, Angra was granted a put option that permitted Angra to sell all, but not less than all, of its shares of the Company, which option was exercisable within six months from the closing of the Transaction. On March 6, 2018, Angra confirmed the exercise of its put option to sell all of its shares to the Company, and we are required to pay the exercise price of approximately R$37.6 million by September 6, 2018. Road Participações Ltda, a company through which the Registrant holds a portion of its interest in the Company, has granted security over 4.38% of the share capital of the Company as security for the obligation of the Company to pay the put option exercise price pursuant to the terms of the Put Option Agreement. As a result of the exercise of this put option, Angra is no longer a shareholder of the Company, and as of December 21, 2017, we recorded a liability at fair value in the amount of R$37.8 million against an equity reserve.

D.	Exchange Controls and other Limitations Affecting Security Holders

Cayman Islands

There are no exchange control regulations or currency restrictions in the Cayman Islands.

Brazil

There are no restrictions on ownership of our shares by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation, which generally require, among other things, that the relevant investment be registered with the Central Bank and/or the CVM, as the case may be.

Pursuant Law 4,131, dated as of September 3, 1962, as amended, Foreign investors must register their investments in our shares. There are currently two main available system, one under Resolution 3,844, dated as of March 23, 2010, as amended, known as foreign direct investment (investimento externo direto), or other system under Resolution 4,373, dated as of September 29, 2014 (which replaced Resolution 2,689, dated of January 26, 2000). Registration under Resolution 4,373 affords favorable tax treatment to non-Brazilian investors who are not residents in a “tax haven” jurisdiction (i.e. countries that do not impose income tax or where the maximum income tax rate is lower than 17%), as defined by Brazilian tax laws.

Resolution 4,373 provides that foreign investors may invest in the financial and capital markets in Brazil, including by means of the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.

Under Annex I of Resolution 4,373, investments by investors non-resident or domiciled in Brazil shall be made in Brazil pursuant to the same instruments and operational modalities available to the investors resident or domiciled in Brazil. The definition of non-resident or domiciled investor includes individuals, legal entities, funds and other collective investment entities, resident, domiciled or headquartered abroad.

Pursuant to Annex I of Resolution 4,373, among the requirements applicable to the investment of a non-resident or domiciled investor in the Brazilian financial and capital market, such investor must:

•
appoint at least one representative in Brazil, which must be a financial institution or other institution authorized by the Central Bank to operate. The local representative appointed by the foreign investor shall be responsible for performing and keeping updated the registration of the investments made by the foreign investor with the Central Bank, as well as the registration of the foreign investor with the CVM;

•	obtain a registry as foreign investor with the CVM, through the representative appointed pursuant to item (i) above; and

•	establish or contract one or more custodians authorized by CVM to perform custody activities.

Securities and other financial assets held by foreign investors pursuant to Annex I Resolution 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM, or be registered with clearing houses or other entities that provide services of registration, clearing and settlement duly licensed by the Central Bank or the CVM. In the case of Depositary Receipts (DRs), the record must be made by the Brazilian custodian entity on behalf of the foreign depositary institution.

Annex II of Resolution 4,373 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Our DR program was approved by the CVM prior to the issuance of the DRs.

For purposes of the mandatory registration with the Central Bank of foreign investments in the Brazilian financial and capital markets, Resolution 4,373 expressly provides that simultaneous foreign exchange transactions (i.e. without effective transfer of funds) shall be required in specific situations, including (i) conversion of credits held by foreign investors in Brazil into foreign investment in Brazilian companies in the financial and capital markets under Annex I of Resolution. 4,373; (ii) transfer of investments made in DRs under Annex II of Resolution. 4,373 into foreign direct investments (investimento externo direto) under Resolution 3,844; (iii) transfer of investments made in DRs under Annex II of Resolution. 4,373 into investments in the Brazilian financial and capital markets under Annex I of Resolution. 4,373; and (iv) transfer of investments in the Brazilian financial and capital markets under Annex I of Resolution. 4,373 into foreign direct investments (investimento externo direto) under Resolution 3,844.

In addition, Resolution 4,373 does not allow foreign investors to perform investments outside of organized markets, except as expressly authorized by CVM through specific regulation or according to the exceptions provided in CVM Rule 560/15. Pursuant to CVM Rule 560/15, the exceptions for investments outside of organized markets include subscription, stock bonus, initial purchase offers and the exercise of put options due to initial purchase offers, among others.

Foreign investors must be registered with the Brazilian Internal Revenue Service (Receita Federal do Brasil) pursuant to the Nominative Instruction 1,634, dated as of May 6, 2016 and Nominative Instruction 1,548, dated as of February 13, 2015. This registration process is undertaken by the foreign investor’s legal representative in Brazil.

The right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank and/or the CVM, as the case may be. A foreign investor holder of shares may experience delays in obtaining a foreign investor registration, which may delay remittances outside Brazil and adversely affect the amount, in U.S. dollars, received by the foreign investor holder.

We have obtained a certificate of registration in the name of The Bank of New York, the depositary. Pursuant to this certificate, the custodian and the depositary are able to convert dividends and other distributions with respect to the shares represented by DRs into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges DRs for shares, such holder must seek to register its investment directly with the Central Bank. Unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such shares. Such holder generally will be subject to less favorable Brazilian tax treatment than a holder of DRs.

As from 2005, the National Monetary Council enacted new regulations allowing, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of Reais by a person or legal entity, without limitation of the amount involved, provided that the transaction is legal and has economic grounds (as evidenced by documents presented by the Brazilian person or legal entity to the financial institution executing the purchase and sale of foreign currency or the international transfer of Reais).

Under Brazilian law, whenever there is a serious imbalance in Brazil’s balance of payments or substantial reasons to foresee a serious imbalance, the Brazilian government may impose temporary restriction on the remittance of foreign currency abroad and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged DRs for underlying shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad.

For additional information, See “Item 3.A. Key Information—Selected Financial Data—Exchange Rate Information.

E.	Taxation

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of ordinary shares. This discussion is limited to holders who hold their ordinary shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address tax considerations that may be relevant to particular holders in light of their individual circumstances, including:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts;

•	“controlled foreign corporations” or “passive foreign investment companies”;

•	dealers and brokers in stocks, securities or currencies;

•	traders in securities that use a mark-to-market method of tax accounting;

•	tax-exempt entities;

•	certain former citizens or long-term residents of the United States;

•
persons that will hold our ordinary shares as part of a hedge, straddle, appreciated financial position, conversion or other “synthetic security” or integrated investment or risk reduction transaction for U.S. federal income tax purposes;

•	persons that will hold, directly, indirectly or constructively, 10% or more (by vote or value) of our equity or the equity of any of our subsidiaries; or

•	persons whose “functional currency” is not the U.S. dollar.

In addition, this discussion does not address the U.S. federal estate, gift or alternative minimum taxes, or any tax considerations arising under the net investment income tax, nor does it address any tax considerations arising under the laws of any state, local or foreign jurisdiction.

This discussion is based on provisions of the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, and all of which are subject to change, possibly with a retroactive effect, or differing interpretations so as to result in U.S. federal income tax consequences different from those discussed below.  There can be no assurance that the IRS or a court will not take a contrary position with respect to any U.S. federal income tax consequences described below.

For the purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, a “Non-U.S. Holder” means a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds our common shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership.  A partner in a partnership should consult its tax advisor regarding an investment in our ordinary shares.

Tax Residence for U.S. Federal Income Tax Purposes

As an exempted company incorporated under the laws of the Cayman Islands, we are generally classified as a non-U.S. entity (and, therefore, not a U.S. person) for U.S. federal income tax purposes. Section 7874 of the Code and the Treasury regulations promulgated thereunder, however, contain rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes in certain cases. Whether the rules of section 7874 apply to cause us to be treated as U.S. corporation for U.S. federal income tax purposes depends on the application of complex statutory and regulatory rules to the steps of the Pre-Closing Restructuring, the Merger, and certain related transactions (referred to herein as the “initial transactions”). There is limited guidance regarding the application of the rules of section 7874 to the initial transactions.

Under section 7874, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if (i) such non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation), (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and, (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of section 7874 (this test is referred to as the “80% ownership test”). Where the non-U.S. corporation is tax resident in a country that is different from the tax residence of an acquired non-U.S. corporation, the 80% threshold in the 80% ownership test is replaced with 60 percent (such modified ownership test referred to as the “80/60% ownership test”).

For purposes of section 7874, the first two conditions described above were satisfied in connection with the initial transactions, because we acquired indirectly substantially all of the assets of Estre USA and neither we nor our “expanded affiliated group,” have “substantial business activities” in the Cayman Islands within the meaning of section 7874. Accordingly, whether the we are treated as U.S. corporation for U.S. federal income tax purposes depends on the application of the 80% ownership test referred to above. Because the Registrant is a tax resident in the Cayman Islands, and the Company is a tax resident in Brazil, the modified 80/60% ownership test applies to determine whether the initial transactions satisfy the ownership requirement.

Based on the terms of the initial transactions, the rules for determining share ownership under section 7874 (including the temporary section 7874 regulations), we expect that the initial transactions did not cause us to be treated as a U.S. corporation for U.S. federal income tax purposes. Nevertheless, the computation of whether the 80/60% ownership test has been met is subject to various complex adjustments for which there is limited guidance. In particular, under the temporary section 7874 regulations, certain adjustments are required that generally have the effect of increasing, for purposes of determining the section 7874 ownership percentage, the percentage of shares of a foreign acquiring corporation that is deemed owned by the former shareholders of an acquired U.S. corporation by reason of holding shares in such U.S. corporation. For example, certain pre-acquisition distributions made by an acquired U.S. corporation are “added back” to the value of the shares of the non-U.S. corporation held by the former shareholders of the acquired U.S. corporation, which would have the effect of increasing the section 7874 ownership percentage. In addition, certain share issuances made by the acquiring non-U.S. corporation, would generally be subtracted from the value of the non-U.S. corporation’s shares, which also would have the effect of increasing the section 7874 ownership percentage. Moreover, the section 7874 ownership percentage takes into account the value of certain outstanding options of the acquiring non-U.S. corporation owned by former shareholders of the acquired U.S. corporation, determined based on the excess of the value of the stock underlying such options at the time of the acquisition and their exercise price. Accordingly, the option rules may have the effect of increasing the section 7874 ownership percentage, depending on the value of our shares as of the closing of the Merger. Finally, Treasury regulations promulgated under section 7874 may disregard stock issued in connection with an acquisition of a non-U.S. corporation where the recipient of such stock satisfies a pre-existing liability associated with the acquired non-U.S. corporation as part of the same overall plan or series of related transactions. As a result of the foregoing, the precise determination of the section 7874 ownership percentage is subject to significant uncertainties. Accordingly, there can be no assurance that the IRS will not assert that the 80/60% ownership test is met with respect to the initial transactions and that accordingly we should be treated as a U.S. corporation for U.S. federal income tax purposes or that such an assertion would not be sustained by a court.

Notwithstanding the foregoing, if we were treated as a U.S. corporation for U.S. federal income tax purposes, we could be liable for substantial U.S. federal income tax, dividends paid to non-U.S. shareholders could be subject to U.S. withholding tax and certain other U.S. federal income tax consequences could apply to us that would adversely affect our tax and financial position.

The remainder of this discussion assumes that we are not and will not be treated as a U.S. corporation for U.S. federal income tax purposes. Investors are urged to consult their tax advisors on the tax consequences to them of the ownership and disposition of our shares if we are or were to be treated as a U.S. corporation for U.S. federal income tax purposes.

U.S. Holders

Distributions on Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distribution on ordinary shares that is made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received. To the extent that the amount of any such distribution exceeds our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), such amount will be treated first as a return of capital, and thereafter as capital gain. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be reported as a dividend.

Dividends received on our ordinary shares will generally not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to individuals and certain other non-corporate U.S. Holders, dividends may constitute “qualified dividend income” that is subject to tax at the lower applicable capital gains rates provided that (1) the ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for benefits of an approved comprehensive income tax treaty with the United States, (2) we are not a PFIC for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Our ordinary shares are listed on the NASDAQ so they may qualify as readily tradable on an established securities market in the United States depending on the trading volume, although there can be no assurances in this regard. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. Holders should consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to the ordinary shares.

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Status,” a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption or other taxable disposition of ordinary shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of ordinary shares will generally be capital gain or loss and will be long-term capital gain or loss if such holder’s holding period in such shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of ordinary shares will generally be treated as U.S. source gain or loss.

Passive Foreign Investment Company Status

The treatment of U.S. Holders of ordinary shares could be materially different from that described above, if we are treated as a PFIC for U.S. federal income tax purposes. If a U.S. Holder holds our ordinary shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, adverse tax consequences to such U.S. Holder could result (including with respect to a dividend or other distribution from us or a disposition of our shares).

A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules either: (i) 75% or more of its gross income for such taxable year is passive income, or (ii) 50% or more of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.  For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. The determination of whether we are a PFIC is based upon the composition of our income, assets (including, among others, corporations in which we own at least a 25% interest), and the nature of our activities.

Based on the projected composition of our income and assets, including goodwill, we do not expect that we will be treated as a PFIC for our current taxable year or in the foreseeable future. However, there can no assurance that we will not be treated as a PFIC for our current taxable year or any future taxable year. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them as a result of the PFIC rules in the event that we are treated as a PFIC.

Foreign Asset Reporting

Certain U.S. Holders are required to report information relating to an interest in our common shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by filing IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in our common shares. U.S. Holders should consult their tax advisors regarding foreign asset reporting requirements relating to their ownership of our common shares.

Non-U.S. Holders

In general, a Non-U.S. Holder of our ordinary shares will not be subject to U.S. federal income tax or, subject to the discussion below under “—Information Reporting and Backup Withholding” and above under “Tax Residence for U.S. Federal Income Tax Purposes,” U.S. federal withholding tax on any dividends on our ordinary shares or gain recognized on a sale or other disposition of our ordinary shares (including, any distribution to the extent it exceeds the adjusted basis in the Non-U.S. Holder’s ordinary shares) unless:

•
the dividend or gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•
in the case of gain only, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules. In addition, Non-U.S. Holders should consult their tax advisors regarding the particular U.S. federal income and other tax consequences if we were treated as U.S. corporation for U.S. federal income tax purposes pursuant to section 7874.

Information Reporting and Backup Withholding

Dividends received with respect to our ordinary shares and proceeds from the sale, exchange or other disposition of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding at the applicable rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding (such as a corporation) and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Registrant. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of the Registrant’s securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty was, or will be, payable in respect of the issue of the warrants. An instrument of transfer in respect of a warrant is stampable if executed in or brought into the Cayman Islands.

No stamp duty was, or will be, payable in respect of the issue of the Registrant’s ordinary shares or on an instrument of transfer in respect of such shares.

The Registrant has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Law

(2011 Revision)

Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Law (2018 Revision), the Financial Secretary undertakes with the Registrant:

1.     That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Registrant or its operations; and

2.      In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1    On or in respect of the shares, debentures or other obligations of the Registrant; or

2.2    by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2018 Revision).

These concessions shall be for a period of twenty years from September 19, 2017.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational reporting requirements of the Exchange Act, and file with or furnish to the SEC, as applicable, such documents as are required to be filed or furnished by foreign private issuers.

You may read and copy any reports or other information that we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices located at Brookfield Place, 200 Vesey Street, Suite 400, New York, New York 10281-1022 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604.  You may obtain information on the operation of the SEC’s public reference rooms by calling the SEC at 1-800-SEC-0330.  Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are also publicly available through the SEC’s website on the Internet at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and will not be required to file proxy statements with the SEC, and its officers, directors and principal shareholders will be exempt from the reporting and “short swing” profit recovery provisions contained in Section 16 of the Exchange Act.

You may obtain documents from us by requesting them in writing, at the following addresses or by telephone:

Estre Ambiental Inc.
1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor
04543-900, São Paulo, SP, Brazil
Telephone No.: +55 11 3709-2358
e-mail: ir@estre.com.br

You may obtain additional information about us on our website at www.estre.com.br  The information contained therein is not part of this annual report.

I.	Subsidiary Information

See Note 2.2 to Estre’s audited financial statements included elsewhere in this annual report

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, changes in the prices of fuel and credit risk in relation to the potential of default by our customers in their payment of billed amounts, which is particularly heightened in an adverse macroeconomic scenario. We do not enter into derivatives for risk management purposes. We do not have any financings, revenues, or costs and expenses denominated in currencies other than reais. Therefore, while we are generally impacted by macroeconomic factors in Brazil, we are not directly impacted by currency exchange fluctuations. Uncertainties that are either non-financial or not quantifiable, such as political, economic, tax or other regulatory risks, are not included in the following assessment of our market risks.

Credit Risk

Credit risk refers to the risk of a counterparty not performing on its contractual obligations to us, which would lead us to incur financial losses. Customer credit risk is managed by each business segment, subject to our procedures, policies and controls. In an adverse macroeconomic scenario as has been ongoing in Brazil since 2014, the risk of customer default is heightened. Specifically with respect to our public entity customers, periods of economic slowdown tend to exert greater budgetary pressures on municipalities as government revenues decrease. In accordance with industry practice in Brazil, we seek to reduce credit risk by issuing invoices only after formal approval is given by the customer.

For information on our trade accounts receivable policy, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—How We Generate Revenue—Summary of Our Trade Accounts Receivable Policy”, and for more information on our policy relating to allowances for doubtful accounts, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—How We Generate Revenue—Allowance for Doubtful Accounts.”

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. Our exposure to the risk of changes in market interest rates refers primarily to long-term obligations subject to variable interest rates. We are exposed to interest rate risk in connection with certain of our investments, accounts payable for acquisition of investments, loans and financing and, most significantly, our debentures and related debt acknowledgment instrument. For additional information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Brazil—We are exposed to variations in interest rates, which may have adverse effects on us.”

We are exposed to variations in interest rates, which may have adverse effects on us.

We conducted a sensitivity analysis of the interest rate risks to which our financial instruments are exposed as of December 31, 2017. For this analysis, we adopted as a probable scenario for the future interest rates according to quotations obtained from B3 S.A. of 9.94% for CDI interest rates and 7% for TJLP interest rates. When estimating an increase or decrease in current interest rates by 25% and 50%, finance income (costs) would be impacted as follows (without considering the impact of the Transaction on our results of operations and financial position):

Transaction	Interest Rate Risk	Scenarios
		Current Exposure	Decrease by 50%	Decrease by 25%	Probable Rate	Increase by 25%	Increase by 50%
		(in millions of R$)
Loans and financing
Finance	TJLP variation	(6.3)	0.2	0.1	(0.4)	(0.1)	(0.2)
Leasing	CDI variation	(18.9)	0.9	0.5	(1.9)	(0.5)	(0.9)
Working Capital	CDI variation	(360.3)	17.9	9.0	(35.8)	(9.0)	(17.9)
Debentures	CDI variation	(1,069.0)	53.1	26.6	(106.3)	(26.6)	(53.1)
Net financial liabilities			72.2	36.1	(144.4)	(36.1)	(72.2)

Fuel Price Risk

We are subject to risks associated with diesel fuel prices in relation to our fleet of collection and transfer trucks as part of our Collections & Cleaning Services segment. However, we do not have any hedging or derivative instruments in place to mitigate these risks.

We purchase fuel from a number of distributors in Brazil, principally from Ipiranga Produtos de Petróleo S.A., pursuant to one year renewable contracts providing us with generally more attractive pricing than we could otherwise obtain in the open market.

Our diesel fuel contract with Ipiranga provides for the purchase and delivery of a minimum of 33.6 million liters of diesel fuel per year at a fixed price, with prices being adjusted on an yearly basis. Fuel delivery takes place upon request by us.

Liquidity Risk

Liquidity risk, in the context of our operations, can be defined as the possibility of us failing to meet our obligations in connection with our principal financial liabilities due to insufficient liquid funds, especially with respect to the balance of interest and principal on our loans and financings, debentures, tax liabilities, trade accounts receivable and other accounts payable. In order to manage cash liquidity, we analyze various variables and scenarios regarding future payables or receivables, and our treasury department monitors our liquidity and associated risks daily. When managing our cash flow, we focus on: (i) preserving the value of invested capital, (ii) keeping a liquidity level appropriate to the commitments we have assumed and (iii) obtaining an appropriate return of the investment portfolio.

As of December 31, 2017, we recorded working capital (represented by total current assets minus total current liabilities) of R$312.8 million and a capital deficiency of R$455.9 million, and as of December 31, 2016, we recorded negative working capital of R$1,365.2 million and a capital deficiency of R$621.2 million. Our Debt Restructuring has resulted in substantial debt reduction at a discount to our outstanding principal amount and a material increase in cash on hand in our balance sheet. However, our auditors have determined that the Debt Restructuring was not effective in fully reducing our vulnerability going forward. For example, on March 6, 2018, Angra confirmed the exercise of its put option to sell all of its shares of the Company to the Registrant at the aggregate put option exercise price of approximately US$11.4 million plus accrued interest. We are required to pay the exercise price within six months from the date on which the transfer of shares from Angra to the Company occurs, which payment would negatively impact our cash position and, thereby, adversely affect us. See “Item 10.C. Additional Information—Material Contracts—Share Put Option Agreement.”

Our ability to continue as a going concern is dependent on various factors, and there are no assurances that we will be successful in our efforts to maintain a sufficient cash balance, or report profitable operations in the future, any of which could impact our ability to continue as a going concern. Any such inability to continue as a going concern may result in our shareholders losing their entire investment. For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our auditors have issued a “going concern” audit opinion, and our ability to continue as a going concern is dependent on our improved liquidity position.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Prior to the Transaction, we were in noncompliance with certain of our obligations under the instruments governing our existing debentures, which noncompliance included failure to pay principal and interest as required as well as failure to meet the financial covenant ratios set forth therein, which may have constituted events of default under such instruments. In July 2017, we successfully obtained waivers with respect to such noncompliance.

Pursuant to the Debt Restructuring, at the closing of the Transaction, we paid US$110.6 million to our Creditors and a discount of 25% of the amount paid was granted by the debenture holders, as more fully described in “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Key Factors Affecting Our Results of Operations—Restructuring Plan.” These actions have resulted in the discharge of any potential defaults or events of defaults existing under our current financing instruments.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2017. In this context, “disclosure controls and procedures” means controls and procedures of a company that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Based upon our evaluation, our management concluded that our disclosure controls and procedures as of December 31, 2017 were ineffective in view of the material weakness in internal control over financial reporting as described below.

Internal Control Weaknesses

Although we are as a new registrant not required to perform an audit of our internal control over financial reporting, in our ongoing effort to establish effective internal controls and in connection with preparing the audited financial statements as of and for the year ended December 31, 2017, we identified evidence of  internal control weaknesses, as follows:

•
failure to detect payments to certain suppliers with insufficient evidence of goods and services being provided, as per the findings of the Internal Evaluation Process, due, in part, to our inability to maintain effective controls over the review of accounting entries across our organization, particularly at Soma, where our compliance program and policies had not been properly implemented and enforced;

•
the actions and inactions of the former management at Soma, who either directed and/or did not take action to prevent or stop certain practices contrary to our compliance policies and other misconduct when they became aware of them and that were subsequently identified by the Internal Evaluation Process, and also concealed the existence of such practices or directed other former employees to do so;

•	continued use of manual processes as a result of the delayed implementation of our enterprise resource planning (ERP) system;

•	defective communication processes and procedures hampering the efficient exchange of information within our organization, particularly among our legal, financial and accounting departments;

•
ineffective centralization and implementation of policies and criteria with respect to accounting for certain revenue and related accounts receivables, including in relation to (i) establishing clear criteria for recording adjustments to net present value and related income associated with trade accounts receivables, (ii) maintaining effective controls to prevent or detect errors related to the recording and reversing provisions for doubtful accounts for overdue customers; and (iii) application of depreciation rates, including at our landfills;

•	lack of adequate controls and procedures to identify, assess and gather information to adequately and timely determine our related party transactions in all cases; and

•	shortcomings in the implementation and maintenance of effective IT general controls.

Remediation Efforts

We are in the process of improving and implementing controls to address and remediate the weaknesses identified above and other potential shortcomings that we may identify as we transition to being a public company.

We have been undergoing a comprehensive financial and corporate restructuring over the past several years pursuant to which we have reviewed and rationalized our cost structure, pricing, compliance and controls, planning processes, information technology and use of data. This restructuring effort has yielded several tangible benefits through focus on the following initiatives, among others: (i) the comprehensive redesign of our management information systems, including migration to SAP and implementation of CRM Oracle solutions and pricing systems, with the effect of improving efficiency of pricing and internal controls; (ii) the sale of certain assets that negatively impacted our margins and did not align with our strategic vision, (iii) collection of overdue accounts and successful implementation of price adjustments on certain large contracts with our municipal customers and (iv) the reorganization of our senior management team. Notwithstanding our substantial progress, we have identified significant areas for further improvement, as evidenced by the weaknesses identified above, as we continue to implement our restructuring initiatives with a continued focus on improved internal controls.

In particular, we are in the process of identifying and developing a plan to address the material weaknesses in internal controls over financial reporting described above. In particular, we have already taken several concrete steps, and intend to further pursue, the following:

•	hiring of a new, seasoned CFO at the end of 2017 who will further strengthen the tone at the top that overriding of internal controls will not be tolerated;

•	the replacement of the senior management team at Soma;

•
the establishment of an almost entirely independent board of directors consisting of leading executives and other professionals that are experts in their respective fields as well as the establishment of an independent audit committee and corporate governance committee with expanded oversight functions;

•
appointment of an independent chairman of our board of directors with significant industry experience bringing international best practices to our business and, in so doing, effectively ushering in an era of enhanced corporate governance standards by replacing Mr. Wilson Quintella Filho as chairman of the board of directors;

•
making certain adjustments to our compliance infrastructure to strengthen the independence of our compliance function and eliminate opportunities to override controls across our organization, including at Soma and all our subsidiaries and joint ventures;

•
making certain adjustments to our internal audit team, including an increase in the number of employees in the team to strengthen the Company’s ability to continuously evaluate its internal procedures and identify any weaknesses or misconduct in its early stages;

•	implementation of a new policy on related party transactions that will better enable us to trace and identify related party transactions in a more systematic way;

•	enhancing policies and procedures to verify that our comprehensive compliance policies and procedures are fully implemented at all of our subsidiaries and joint ventures;

•
further upgrading our ERP business process management software, which we first implemented in 2016, in order to better manage our business and automate many back office functions with the goal of improving our internal controls over financial reporting and streamlining monthly, quarterly and year-end closings. The full system migration is expected to be completed by the end of 2018;

•	enhancing and continuing to improve the vendor master data, due diligence, know your client procedures, procurement and payment procedures and associated controls;

•
implementing a workflow tool, under the direction of our new CFO, allowing the controlled exchange of information to facilitate timely and effective communication amongst the legal, financial and accounting departments and prompt registration of all transactions; and

•
making certain adjustments to improve the security in some of our IT procedures such as the periodic review of login profiles and their access to certain information on the system and the closer management of users with privileged profiles.

We are committed to monitoring the effectiveness of these measures and making any changes that are necessary and appropriate in our ongoing effort of evaluating our internal controls and analyzing the findings of our Internal Evaluation Process. Under the supervision and with the participation of our senior management, including our principal executive officer and principal financial officer, together with our independent board of directors, we are in the process of conducting further evaluation of our internal control over financial reporting and plan to design enhanced processes and controls to address our internal control weaknesses and any other issues that might be identified through our further review.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

Pursuant to applicable SEC rules, this annual report does not include an attestation report by our independent registered public accounting firm. We will only be required to include this report once we become a large accelerated filer or otherwise cease to be an emerging growth company.

D.	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At our board meeting held on February 28, 2018, we established an audit committee, as defined under section 3(a)(58) of the Exchange Act.  Our board of directors has determined that Dr. Klaus Pohle qualifies as an “audit committee financial expert” as defined for the purposes of this Item 16A of Form 20-F.  Dr. Klaus Pohle is an “independent director” within the meaning of the SEC rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics (as defined under the rules and regulations of the SEC) that applies to our principal executive officer, principal financial officer and principal accounting officer, among others.  Our Code of Ethics and Anti-Corruption Policy is being submitted as Exhibit 11.1 to this annual report and was approved by our Board of Directors on December 21, 2017, as amended on June 11, 2018.  If the provisions of the code that apply to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

For more information on our code of business conduct, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Code of Ethics and Anti-Corruption Policy.”

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth by category of service the total fees for services performed by Ernst & Young Auditores Independentes, our principal accountants for the periods indicated:	2017	2016
	(in R$)
Audit Fees	7,152,949	2,670,798
Audit-Related Fees	294,627	—
Tax Fees	—	—
All Other Fees	230,945	—
Total per year	7,768,521	2,670,798

Audit Fees

Audit fees include audit services performed in 2016 and 2017, including, in 2017, services performed in relation to the preparation of the Company’s financial statements filed with the SEC in connection with the Transaction and related matters.

Audit-Related Fees

Audit-related fees related to services provided in connection with preparing a report recommending  improvements in our internal controls.

Tax Fees

There were no tax fees billed in 2017.

All Other Fees

These fees relate primarily to advisory services in connection with our participation in the Brazilian Tax Regularization Program (PRT).

Independent Registered Public Accounting Firm

Our audited financial statements have been audited by Ernst & Young Auditores Independentes S.S. (“EY”), independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1.2. to the audited financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Pre-Approval Policies and Procedures

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Auditores Independentes S.S., including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) incorporated in the Cayman Islands, and its corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ordinary shares are listed on the Nasdaq Capital Market, we are subject to the Nasdaq’s corporate governance requirements.

Nasdaq-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by Nasdaq with limited exceptions. While we may determine in the future that the home country rules in the Cayman Islands position us to operate more efficiently than equivalent Nasdaq rules, we have agreed not to rely on any home country corporate governance exceptions for the time being. As a result, until we determine otherwise, we are bound by all of the same Nasdaq corporate governance rules that a U.S. domestic company listed on the Nasdaq Capital Market would be required to follow.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our audited financial statements, together with the audit report of the Independent Registered Public Accounting Firm thereon, are filed as part of this annual report, starting on page F-1 hereto, following the signature pages.

ITEM 18.	FINANCIAL STATEMENTS

See “Item 17.—Financial Statements.”

ITEM 19.	EXHIBITS

1	Amended and Restated Memorandum and Articles of Association of the Registrant.

2.1	Registration Rights and Lock-Up Agreement, dated December 21, 2017, by and among the Registrant and certain of its shareholders.

2.2	Exchange and Support Agreement, dated December 21, 2017, by and among the Registrant, the Company and certain of the Registrant’s Class B shareholders.

2.3	Warrant Agreement, dated as of September 21, 2015 by and between Estre USA and the Continental Stock Transfer & Trust Company.

2.4	Assignment, Assumption and Amendment Agreement, dated as of December 21, 2017, by and between the Registrant and the Continental Stock Transfer & Trust Company.

4.4
Share Put Option Agreement and Other Covenants, dated as of December 21, 2017, by and among the Company, Road Participações Ltda., Angra Infra Multiestratégia Fundo de Investimento em Participações and, as intervening parties, Wilson Quintella Filho, Gisele Mara de Moraes, BTG Pactual Principal Investments Fundo de Investimento em Participações, Fundo de Investimento em Participações Turquesa, Iron Fundo de Investimento em Participações, Boulevard Acquisition Corp II Cayman Holding Company, and, Boulevard Acquisition Corp. II†

4.5	Estre Ambiental, Inc. 2017 Omnibus Incentive Plan

4.6	Share Option Grant Notice and Option Agreement

8	List of Subsidiaries

11.1	Code of Ethics and Anti-Corruption Policy

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Estre Ambiental Inc.

	By:	/s/ Sergio Pedreiro
	Name:	Sergio Pedreiro
	Title:	Chief Executive Officer

	By:	/s/ Fabio D’Avila Carvalho
	Name:	Fabio D’Avila Carvalho
	Title:	Chief Financial Officer

Date: June 20, 2018

Estre Ambiental, Inc.

Consolidated Financial Statements
As of December 31, 2017, 2016 and January 1, 2016 and for the years ended December 31, 2017, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Estre Ambiental, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Estre Ambiental, Inc. (the “Company“) as of December 31, 2017, 2016 and January 1, 2016, the related consolidated statement of profit or loss, other comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, 2016 and January 1, 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.2. to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency of R$455,904 thousands, and has stated that substantial doubt exists about the Company´s ability to continue as a going concern. Management’s evaluation of these events and conditions and management´s plans regarding these matters are also described in Note 1.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Restatement of prior years

As discussed in the Note 1.5 to the consolidated financial statements, the prior years statement of financial position, statement of operations, other comprehensive income and changes in equity have been restated to correct the misstatements described in such note.

Basis for Opinion

These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG Auditores Independentes S.S.

We have served as the Company’s auditor since 2010.

São Paulo, Brazil,
June 20, 2018

Estre Ambiental, Inc.

Consolidated statement of financial position
December 31, 2017, 2016 (restated) and January 1, 2016
(In thousands of Brazilian Reais)

		December 31,		January 1,
	Note	2017	2016 Restated *	2016
Assets
Current assets
Cash and cash equivalents	4	84,687	31,083	47,793
Marketable securities		42	-	12,088
Trade accounts receivable	5	669,237	716,791	512,722
Inventories		11,365	8,747	8,116
Taxes recoverable	6	101,870	117,782	92,085
Receivables from divestiture	1.3.4	-	-	41,286
Other receivables	7	34,947	38,763	34,587
		902,148	913,166	748,677

Assets held for sale	10.2	6,580	-	-
Total current assets		908,728	913,166	748,677

Non-current assets
Marketable securities		-	14	24,176
Related parties	8	14,518	9,752	21,276
Trade accounts receivable	5	108,869	5,702	4.819
Taxes recoverable	6	52,141	4,452	22,163
Prepaid expenses		174	3,250	4,548
Deferred taxes	23	44	41,057	25,874
Other receivables	7	14,473	7,686	12,699
Fair value per call option	1.3.3	-	-	20,865
Investments	10.1	7,206	114,652	104,262
Property, plant and equipment	11	689,451	694,453	691,773
Intangible assets	12	588,238	553,832	607,125
Total non-current assets		1,475,114	1,434,850	1,539,580

Total assets		2,383,842	2,348,016	2,288,257

* See Note 1.5

Estre Ambiental, Inc.

Consolidated statement of financial position (Continued)
December 31, 2017, 2016 (restated) and January 1, 2016
(In thousands of Brazilian Reais)

		December 31,		January 1,
Liabilities and equity	Note	2017	2016 Restated *	2016
Current liabilities
Loans and financing	13	14,139	16,732	64,133
Debentures	14	-	1,665,629	1,417,081
Trade accounts payable	15	128,113	108,435	96,475
Provision for landfill closure	20	20,651	15,499	-
Labor payable	16	117,925	106,908	97,580
Tax liabilities	17	169,505	295,279	214,794
Accounts payable for acquisition of investments	18	-	4,856	47,041
Related parties	8	82,788	2,579	23,060
Advances from customers		16,492	640	3,481
Accounts payable for land and intangible asset acquisition	19	8,965	9,112	10,625
Other liabilities		32,992	29,470	6,591
		591,570	2,255,139	1,980,861

Liabilities directly associated with the assets held for sale	10.2	23,787	24,220	17,903
Total current liabilities		615,357	2,279,359	1,998,764

Non-current liabilities
Loans and financing	13	371,375	9,965	20,177
Debentures	14	1,068,979	-	-
Provision for landfill closure	20	92,881	86,121	83,071
Provision for legal proceedings	21	147,762	245,539	185,616
Accounts payable for acquisition of investments	18	-	4,856	26,710
Tax liabilities	17	395,784	236,096	213,100
Deferred taxes	23	137,028	175,556	110,618
Accounts payable for land and intangible asset acquisition	19	10,412	7,643	13,079
Other liabilities		168	39,937	18,251
Total Non-current liabilities		2,224,389	805,713	670,622

Equity
Capital	22.1	17	108,104	108,104
Capital reserve	22.4	1,068,195	748,539	743,657
Other comprehensive income	22.3	1,768	1,671	1,526
Treasury shares		-	(37,403)	(37,403)
Accumulated losses		(1,520,751)	(1,564,544)	(1,203,754)
		(450,771)	(743,633)	(387,870)
Non-controlling interest	22.5	(5,133)	6,577	6,741
Total equity		(455,904)	(737,056)	(381,129)

Total liabilities and equity		2,383,842	2,348,016	2,288,257

See accompanying notes.

* See Note 1.5

Estre Ambiental, Inc.

Consolidated statement of profit or loss
Years ended December 31, 2017, 2016 (restated) and 2015 (restated)
(In thousands of Brazilian Reais, except earnings per share)

				December 31,
	Note	2017		2016		2015
				Restated*		Restated*

Continuing operations
Revenue from services rendered	24		1,365,347		1,393,033		1,338,891
Cost of services	25		(953,760)		(1,012,336)		(977,511)
Gross profit			411,587		380,697		361,380

Operating income (expenses)
General and administrative expenses	26		(258,114)		(231,932)		(223,292)
Selling expenses	27		(6,641)		10,495		13,290
Share of (loss) profit of an associate	10.1		(1,020)		10,152		11,085
Other operating expenses, net	28		(29,859)		(77,938)		(24,728)
			(295,634)		(289,223)		(223,645)
Profit before finance income and expenses			115,953		91,474		137,735

Finance expenses	29		(534,273)		(400,892)		(385,216)
Finance income	29		109,731		53,622		30,192

Loss before income and social contribution taxes			(308,589)		(255,796)		(217,289)

Current income and social contribution taxes	23		(18,263)		(55,435)		(5,762)
Deferred income and social contribution taxes	23		371,084		(49,755)		12,604

Profit (loss) for the year from continuing operations			44,232		(360,986)		(210,447)

Discontinued operations
Profit (loss) after income and social contribution tax from discontinued operations	10.2		8,033		41		(4,521)
Profit (loss) for the year			52,265		(360,945)		(214,968)

Attributable to:
Equity holders of the parent	35		43,793		(360,789)		(214,952)
Non-controlling interests			8,472		(156)		(16)
			52,265		(360,945)		(214,968)
Earnings (loss) per share
- Basic, profit (loss) for the year attributable to equity holders of the parent (in Reais)	35	R$	0.9596	R$	(7.9057)	R$	(4.7101)
- Diluted, profit (loss) for the year attributable to equity holders of the parent (in Reais)	35	R$	0.9585	R$	(7.9057)	R$	(4.7101)

Earnings (loss) per share from continuing operations
- Basic, profit (loss) from continuing operations attributable to equity holders of the parent (in Reais)	35	R$	0.8702	R$	(7,9066)	R$	(4,6110)
- Diluted, profit (loss) from continuing operations attributable to equity holders of the parent (in Reais)	35	R$	0.8692	R$	(7,9066)	R$	(4,6110)

See accompanying notes.

* See Note 1.5

Estre Ambiental, Inc.

Consolidated statement of other comprehensive income
Years ended December 31, 2017, 2016 (restated) and 2015 (restated)
(In thousands of Brazilian Reais)

	Note	2017	2016	2015
			Restated*	Restated*

Profit (loss) for the year		52,265	(360,945)	(214,968)
Other comprehensive income to be reclassified to profit or loss for the year in subsequent periods
Currency translation adjustment	22.3	97	145	2,262
Comprehensive profit (loss) for the year		52,362	(360,800)	(212,706)
Attributable to:
Equity holders of the parent		43,890	(360,644)	(212,690)
Non-controlling interests		8,472	(156)	(16)
		52,362	(360,800)	(212,706)

See accompanying notes.

* See Note 1.5

Estre Ambiental, Inc.
Consolidated statement of changes in equity
Years ended December 31, 2017, 2016 (restated) and 2015 (restated)
(In thousands of Brazilian Reais)

					Attributable to equity holders of the parent
			Capital reserve
	Note	Capital	Additional paid in capital	Share-based payment reserve	Other comprehensive income	Treasury shares	Accumulated losses	Total	Non-controlling interest	Total

Balances at January 1, 2015 (restated Note 1.5)		108,104	743,269	-	(736)	-	(988,803)	(138,166)	2,670	(135,496)
Currency translation adjustment	22.3	-	-	-	2,262	-	-	2,262	-	2,262
Loss for the year (Restated)		-	-	-	-	-	(214,952)	(214,952)	(16)	(214,968)
Options granted	22.2	-	-	9,151	-	-	-	9,151	-	9,151
Transaction with shareholders Estre O&G	1.3.1	-	(8,763)	-	-	-	-	(8,763)	-	(8,763)
Treasury shares	1.3.1	-	-	-	-	(37,403)	-	(37,403)	-	(37,403)
Non-controlling interest	22.5	-	-	-	-	-	-	-	4,088	4,088
Balances at December 31, 2015 (restated Note 1.5)		108,104	734,506	9,151	1,526	(37,403)	(1,203,755)	(387,870)	6,741	(381,129)
Currency translation adjustment	22.3	-	-	-	145	-	-	145	-	145
Loss for the year (Restated)		-	-	-	-	-	(360,789)	(360,789)	(156)	(360,945)
Options granted	22.2	-	-	28,937	-	-	-	28,937	-	28,937
Options exercised through cash payments	22.2	-	-	(24,055)	-	-	-	(24,055)	-	(24,055)
Non-controlling interest	22.5	-	-	-	-	-	-	-	(9)	(9)
Balances at December 31, 2016 (restated Note 1.5)		108,104	734,506	14,033	1,671	(37,403)	(1,564,544)	(743,633)	6,577	(737,056)

Profit for the year		-	-	-	-	-	43,793	43,793	8,472	52,265
Currency translation adjustment	22.3	-	-	-	97	-	-	97	-	97
Options exercised through cash payments	22.2	-	-	(14,033)	-	-	-	(14,033)	-	(14,033)
Options granted	22.2.1	-	-	3,578	-	-	-	3,578	-	3,578
Capital contribution	22.1 / 22.7	17	387,325	-	-	-	-	387,342	-	387,342
Recapitalization transaction		(108,104)	(57,214)	-	-	37,403	-	(127,915)	(20,182)	(148,097)

Balances at December 31, 2017		17	1,064,617	3,578	1,768	-	(1,520,751)	(450,771)	(5,133)	(455,904)

See accompanying notes.

Estre Ambiental, Inc.

Consolidated statement of cash flows
Years ended December 31, 2017, 2016 and 2015
(In thousands of Brazilian Reais)
	2017	2016	2015

Operating activities
Profit (loss) after tax from continuing operations	44,232	(360,986)	(210,447)
Profit (loss) after tax from discontinued operations	8,033	41	(4,521)
Profit (loss) for the year	52,265	(360,945)	(214,968)

Adjustments to reconcile profit (loss) for the year to net cash flows:
Depreciation, amortization and depletion	137,045	164,623	147,247
Allowance for doubtful accounts	1,906	(12,843)	(15,175)
Residual value on disposal of PP&E/intangible assets	22,701	3,694	18,131
Share of (loss) profit of an associate	1,020	(10,152)	(11,085)
Goodwill and PP&E impairment	37,185	44,790	14,842
Provision for income and social contribution taxes	18,263	55,435	5,762
Deferred income and social contribution taxes	(371,084)	49,755	(12,604)
Additions to provision for legal proceedings, net of reversals	56,438	49,316	52,149
Changes in fair value of call option	-	20,865	10,705
Remeasurement of previously held interest in Catanduva	(724)	-	-
Accrual of monetary variation, financial charges and interest	380,156	297,356	307,763
Stock option plan	3,578	28,937	9,151

Working capital adjustments:
Trade accounts receivable	(87,788)	(192,109)	(48,112)
Taxes recoverable	(24,929)	3,646	(16,170)
Inventories	(2,618)	(631)	(2,147)
Advances to suppliers	(1,296)	3,686	6,348
Prepaid expenses	3,267	261	(5,467)
Other receivables	(77)	39,227	(46,569)
Trade accounts payable	19,139	11,962	(8,471)
Labor payable	10,239	9,327	20,375
Tax liabilities	27,263	5,617	12,366
Provision for legal proceedings	(10,794)	(6,546)	(5,884)
Other	(1,990)	17,173	25,639
Related parties	(25,872)	(8,956)	(8,656)
Cash provided by operating activities	243,293	213,488	235,170

Estre Ambiental, Inc.

Consolidated statement of cash flows (Continued)
Years ended December 31, 2017, 2016 and 2015
(In thousands of Brazilian Reais)

	2017	2016	2015

Investing activities
Capital contribution in associates	(1,026)	(4,916)	-
Payment for acquisition of subsidiaries	(10,480)	(64,039)	(10,462)
Dividends received from associates	3,389	4,925	12,555
Marketable securities	(28)	41,256	23,493
Cash and cash equivalents acquired through business combination (Note 9)	1,513	-	-
Cash and cash equivalents of UTR (note 2.5 (c))	4,435	-	-
Acquisition of PP&E	(144,977)	(136,431)	(108,975)
Acquisition of Intangible assets	(53,142)	(7,513)	(6,683)
Net cash used in by investing activities	(200,316)	(166,718)	(90,072)

Financing activities
Proceeds from loans and financing	21,640	6,540	42,160
Repayment of loans and financing and debentures	(98,909)	(60,514)	(222,458)
Payment of interest and financial charges	(299,446)	(9,506)	(30,111)
Proceeds and shares obtained in the transaction, net of costs	387,342	-	-
Net cash from (used in) financing activities	10,627	(63,480)	(210,409)

Increase (decrease) in cash and cash equivalents	53,604	(16,710)	(65,311)
Cash and cash equivalents at beginning of year	31,083	47,793	113,104
Cash and cash equivalents at end of year	84,687	31,083	47,793

See accompanying notes.

Estre Ambiental, Inc.

Notes to the consolidated financial statements
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

1.1.	General information

Estre Ambiental, Inc. is a holding company incorporated under the laws of the Cayman Islands on September 11, 2017. Estre Ambiental, Inc. became the holding company of Estre Ambiental S.A. (hereafter referred to as “Estre Brazil”) through the completion of the transaction explained below.

Estre Ambiental, Inc.’s registered office is located at Av. Presidente Juscelino Kubitschek, 1.830, Tower I - 2nd and 3rd floors, Itaim Bibi, in the city and state of São Paulo, Brazil.

On August 16, 2017, Estre Brazil, the largest waste management company in Brazil and Latin America, and Estre USA, Inc., formerly Boulevard Acquisition Corp II, (“Estre USA”), a company sponsored by an affiliate of Avenue Capital Group, jointly announced that they had entered into a definitive agreement (the “Transaction”) pursuant to which a Cayman Islands holding company, Estre Ambiental, Inc.,  would be incorporated and substantially all of the shareholders of Estre Brazil would exchange their shares of Estre Brazil for shares of Estre Ambiental, Inc. and as a result Estre Brazil would become a subsidiary of Estre Ambiental, Inc. In addition, the shareholders of Estre USA would be granted an exchange offer to exchange their shares and warrants in Estre USA for shares and warrants in Estre Ambiental, Inc.

The Transaction was completed on December 21, 2017 and as a result, Estre Ambiental, Inc. become a publicly listed company subject to rules and regulations of the United States Securities and Exchange Commission. Estre Ambiental, Inc.’s ordinary shares and warrants are traded on the NASDAQ stock exchange.

Also on December 21, 2017, Estre Ambiental, Inc. issued 15,438,000 ordinary shares and 3,748,600 warrants to purchase Estre Ambiental, Inc. ordinary shares at US$11.50 per share to certain institutional investors pursuant to a private investment in public equity (the “PIPE Investment”).

As a result of the above, Estre Ambiental, Inc. received a total of US$139,900 thousand in cash, out of which US$110,600 thousand (or R$364,577) was contributed to Estre Brazil as a capital contribution which was used to repay certain of its indebtedness pursuant to a simultaneous debt restructuring agreement entered into with its creditors, granting a reduction corresponding to 25% of the amount prepaid. The terms of Estre Brazil’s existing debentures and related debt acknowledgment instrument were consequently amended and restated (for more details, see Notes 22.1 and 14).

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.1.	General information—(Continued)

Estre Brazil is a waste management company in Brazil which operates in key locations in the Southeast, South and Northeast regions of Brazil in a full range of waste-related and environmental services that comprise every step of the waste management cycle, from waste collection to disposal and, ultimately, value recovery. Estre Brazil operates its own landfills and is engaged in the final treatment of hazardous wastes (blending units, bioremediation of contaminated soil and landfills), temporary storage of waste, collection and burning of landfill biogas, environmental consulting services, recycling, reverse manufacturing of electrical and electronic devices and waste collection, among others activities. In the provision of these services, the Company applies strict control over potential environmental impacts, uses customized environment management models and provides assistance to its customers.

Estre Ambiental, Inc. and its subsidiaries as referred to as the “Company.”

1.2.	Business perspectives

Following a period of rapid expansion and growth through organic business generation as well as acquisitions between 2011 and 2013, in 2014, the Company began recalibrating its strategic focus toward streamlining its business which yielded several tangible benefits, including, among others, improvements to the operating margins, increased efficiency in pricing and in the collection of accounts receivables and generally greater agility in the decision-making processes.

The following are some of the measures implemented by the Company, among others:

•	comprehensive redesign of management information systems, including migration to SAP to be conclude by the end of 2018;
•	decrease in personnel expenses through headcount reductions;
•
reorganization of senior management team, including the appointment of a new chief executive officer, Sergio Pedreiro, in early 2015, appointment of a new chief compliance officer in 2015, and, more recently, the appointment of a new chief financial officer, Fabio D’Avila (in December 2017)

•	improvement of operational efficiency through productivity-oriented projects;
•	disciplined application of upward price adjustments as contemplated in the contracts with municipal customers;
•	disciplined negotiation of debt acknowledgment agreements with municipalities aiming at collecting overdue accounts; and
•	creation of a dedicated sales and commercial area to capture private sector C&I customers.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.2.	Business perspectives (Continued)

As described above, the Company emerged from 2017 as a NASDAQ listed public company, with a lower leveraged balance sheet and a stronger governance, led by an independent board of directors.

The market opportunity for growth in the Waste Management industry remains significant as nearly half of waste generated annually in Brazil is not yet properly disposed of. Several million tons are not even collected or are still sent to illegal dumps and the regulatory framework is in place for the industry to evolve in a similar fashion to the other countries in the same situation.

The Company is positioned to capitalize on this market opportunity since it has: (i) strategically located landfills; (ii) the leading operational and cost profile in the industry; and (iii) a reputation as the most environmentally progressive, transparent and compliance-oriented company in Latin America.

As a result of the Transaction, debt restructuring and other initiatives disclosed above, Estre Brazil reduced its leverage and improved its liquidity helping it to better respond to the current adverse economic scenario in Brazil and to expand its business.

A significant portion of the Company’s revenue is derived from municipalities whose financial health have been negatively impacted by very weak economic performance in 2016, with Brazilian GDP contracting by 3.6%, after a contraction of 3.8% in 2015. As the outlook for the economy evolves, so does the Company’s ability to collect on time payments from municipalities.

The Company’s customer base includes a mix of customers operating in both the private and public sectors. Although the Company has a diversified base across our four business segments, our top ten customers accounted for 74.0% of our total net revenues in 2017.

In addition, the Company relies significantly on certain municipal customers in the Collection & Cleaning segment as a source of revenues, including the municipalities of São Paulo and Curitiba. Together, the contracts with those two municipalities represented 41.7% of total net revenues from services during the same period.

The contract with the municipality of São Paulo for urban cleaning and street sweeping services, which the Company services through its joint operation Soma, represented approximately 29.1% of our revenues in 2017. This contract expired in November of 2017, and the Company provided urban cleaning services to the city of São Paulo pursuant to a temporary contract entered into on December 15, 2017, which expired in June 2018.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.2.	Business perspectives (Continued)

On June 12, 2018 the Company further extended the temporary contract until the end of 2018, subject to earlier termination by the municipality.  However, the extended temporary contract introduces certain significant changes to the contractual arrangement. Most significantly, under the extended temporary contract, the city of Sao Paulo is divided into six separate parcels for urban cleaning, whereas under the previous contract the city was divided into two parcels only. The Company, through Soma, was awarded only two parcels under the extended temporary contract, which reflects a significant decrease of its service area, since the Company previously serviced one of the only two parcels.  In addition, the extended temporary contract contemplates a 7% price reduction. As a result of these changes, the Company expects its monthly revenues from the Soma contract to be reduced by 37.7%.

The contract with the municipality of Curitiba for collections, urban cleaning and street cleaning represented approximately 12.5% of the Company’s revenues in 2017. The Company is currently providing collections and cleaning services to Curitiba pursuant to a temporary contract set to expire in October 2018 or sooner at the discretion of the municipality.

The company is currently working to renew or extend, partially or integrally, these two contracts as they get close to their expiration dates.

Considering the significance of these two contracts in terms of revenues, it can be expected that our revenues would materially decrease in the event that one or both of these contracts is partially or fully lost, in which case, the Company would likely be required to significantly reallocate resources, including the potential early termination of employees currently servicing these contracts and/or closure of certain facilities and projects solely related to our current operations in these municipalities, all of which could have the effect of increasing costs in the short-term.

Additionally, management prepared a monthly cash flow forecast for 2018, projecting a positive cash balance for every month of the year. Investment and growth assumptions were used in accordance with the annual budget approved by the Company’s Board of Directors, macroeconomic indicators in the Focus report of the Central Bank of Brazil, the historical cash collection ratio, rollover of principal and interest of installments of debentures up to the conclusion of the renegotiation process and working capital funding. The assumptions used to prepare said monthly cash flow were consistent with the ones used in the impairment test of long lived assets (See Note 12).

Management believes that the annual budget approved by the Board of Directors demonstrates that the Company will continue as a going concern.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.3.	Divestments

1.3.1	Sale of Estre Óleo e Gás Holding S,A, (“Estre O&G”)

On September 1, 2014, Estre Brazil and Wilson Quintella Filho, Estre Brazil’s founding shareholder, signed a non-cash share barter agreement pursuant to which Mr Quintella exchanged 2,053,983 of Estre Brazil’s common shares owned by him (corresponding to 1.9% of the total common shares he then owned with a book value of R$37,403) for 53,701,027 common shares issued by Estre Óleo e Gás Holding S.A., or Estre O&G, then held by Estre Brazil. At that time, Estre O&G was Estre Brazil’s 100%-owned consolidated subsidiary engaged in providing tank cleaning, oil sludge treatment, pipeline construction and maintenance services in various locations under agreements entered into with Petrobras,  Estre O&G had a 100% interest in Pollydutos Montagem e Construção Ltda., which, in turn, held a 100% interest in Estre Petróleo, Gás e Energia Ltda,, or Estre Petróleo. Upon closing of the transaction on January 2, 2015, Estre O&G was transferred to Mr Quintella, and Estre Brazil held in treasury those common shares previously held by Mr Quintella.  The difference between Estre Brazil’s investment balance in Estre O&G (R$46,166) and the book value of the shares contributed by Mr Quintella (R$37,403), of R$8,763, was recorded in equity as it represents a transaction between Estre Brazil and its shareholder.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.3.	Divestments (Continued)

1.3.1.	Sale of Estre Óleo e Gás Holding S.A. (Continued)

While Estre O&G was fully transferred to Mr Quintella in connection with this transaction, Estre Brazil was unable to assign certain of the contracts related to the transferred business, and therefore, retained responsibility for these contracts until January 2017.

1.3.2.	Agency agreement for the sale of CGR Doña Juana S.A ESP. (“Doña Juana”)

On January 9, 2016, Estre Brazil entered into an agency agreement with USA Global MKT, or USA Global, for the sale of Estre Brazil’s 51% interest in CGR Doña Juana S.A ESP, or Doña Juana, based in Colombia.  Pursuant to the terms of the agreement, USA Global, Estre Brazil’s partner and co-investor in Doña Juana, agreed to seek a compatible buyer for Estre Brazil’s interest in Doña Juana  and, in the meantime, advanced payments to Estre Brazil for the sale. The initial term of this agency agreement was 18 months, subsequently extended for a further 12 months, during which time Estre Brazil received 75.0% of the purchase price for Doña Juana of R$5,856 from USA Global in four installments over the course of 2016.

It was agreed that the selling price would be received by Estre Brazil from USA Global in four instalments in accordance with the negotiated amounts as follows:

	Amount in US$	Amount in R$

Payment received on March 10, 2016 (Rate of 3.2591)	541	1,761
Payment received on June 17, 2016 (Rate of 3.2591)	370	1,204
Payment received on November 11, 2016 (Rate of 3.2591)	320	1,043
Payment received on December 12, 2016 (Rate of 3.2591)	567	1,848
Total received by the Company through final settlement of accounts	1,798	5,856

Upon signing the agency agreement, Estre Brazil classified the investment in Doña Juana as an asset held for sale, pursuant to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (‘‘IFRS 5’’) at its carrying amount which was lower than its fair value. After the investment in Doña Juana was classified as held for sale, Estre Brazil ceased to apply the equity method in accordance with IAS 28. See Note 10.2.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.3.	Divestments (Continued)

1.3.2.	Agency agreement for the sale of CGR Doña Juana S.A ESP. (“Doña Juana”) (Continued)

In February 2018 Estre Brazil signed an amendment to the agency agreement postponing some of USA Global’s obligations, such as (i) extending the date that the final installment would be paid to May, 26, 2018, noting that such payment remains outstanding and (ii) extending the contract term from 12 to 14 months. Estre Brazil will transfer all financial rights on its shares in Doña Juana to USA Global when the unpaid balance of the advanced payments is received.

1.3.3.	Sale of CDR Pedreira - Centro de Disposição de Resíduos (“CDR Pedreira”)

In October 2014, Estre Brazil entered into a purchase and sale agreement with BTG Pactual (through AZPSPE) for the sale of 65% of CDR Pedreira - Centro de Disposição de Resíduos, or CDR Pedreira, for a total purchase price of R$180,006 paid in three installments over the course of 2014. In connection with this transaction, Estre Brazil recorded a gain of R$154,689 under other operating income in 2014, reflecting the difference between the purchase price and the book value of CDR Pedreira.

This amount was paid by BTG Pactual to the Company in three installments, as follows:

Installments	Amount	Payments

1st	15,006	October/2014
2nd	141,000	October/2014
3rd	24,000	December/2014
	180,006

The amounts recorded on the transaction date were as follows:

Description	R$

Sale amount	180,006
Balance of investment in Estre Brazil on the date of the sale	(25,317)
(=) Gain on divestiture	154,689

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.3.	Divestments (Continued)

1.3.3.	Sale of CDR Pedreira - Centro de Disposição de Resíduos (“CDR Pedreira”) (Continued)

In addition, simultaneously with this sale, Estre Brazil entered into a call and put option agreement in connection with its potential repurchase of CDR Pedreira from AZPSPE, originally set to expire on October 2017. The call and put option amount was R$180,006, plus 25% fixed interest per year from October 2014 and an additional put option premium equivalent to R$1.00 per share. The put option premium would be due on the earlier of (i) the exercise date of the put option or (ii) the last day of the period to exercise the put option. The fair value of the call option was R$20,865 as of December 31, 2015 (R$31,570 in 2014), recorded in non-current assets against other operating income. Despite the call option, following Estre Brazil’s execution of the purchase and sale agreement in October 2014, it ceased all control and influence in the operation and management of CDR Pedreira. On May 19, 2016, in connection with the sale by BTG Pactual (through AZSPE) of CDR Pedreira to an independent third party, Estre Brazil agreed to terminate the right corresponding to the call and put options, the fair value of which totaled R$20.8 million at that time and, accordingly, fully wrote it off as a loss under “Other Operating Expense” in 2016 (R$10.7 million in 2015).

1.3.4.	Sale of Azaléia Empreendimentos e Participações S.A. (Azaléia)

On May 5, 2015, Estre Brazil entered into a purchase and sale agreement to sell 100% of its interest in Azaléia, to Limpus, for R$30,300. The purpose of such transaction was to divest of certain of Estre Brazil’s collections operations in the region of Ribeirao Preto conducted through Geo Vision Soluções Ambientais e Energia S.A., (“Geo Vision”), which it acquired in 2012. The Company spun-off these collections operations into Azaléia, a newly-formed entity, which it later sold to Limpus, an entity that was controlled by the original sellers of Geo Vision.

There was no cash exchanged as part of the Azaléia transaction. In connection with the original acquisition of Geo Vision by Estre Brazil, Estre Brazil had a remaining balance of R$39,800 to be paid to the seller as of December 31, 2016. As Limpus was an entity wholly-owned by the original sellers of Geo Vision, at the time of settlement of the sale of Azaléia in 2016, Estre Brazil fully offset its accounts receivable from this transaction, amounting to R$41,300 as of December 31, 2016, as adjusted by interest, with Estre Brazil’s accounts payable on the original Geo Vision of transaction of R$39,800. The transaction resulted in the recognition of a loss of R$ 1,445.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.3.	Divestments (Continued)

1.3.5.	Sale of Estrans S.A. (“Estrans”)

On December 4, 2015, Estre Brazil entered into an agreement for the of sale of 75% of its foreign investment in Estrans SA, based in Argentina, for US$580 thousand at the Ptax selling rate as reported by the Central Bank of Brazil (“BACEN”) dated 12/4/2015, of R$3.7575, equivalent to R$2,179.

The sale amount was offset by existing debts that were previously agreed between the Estre Brazil and the shareholders during the process of acquisition of interest, and the balance receivable after clearing those debts was waivered in favor of shareholders. The amounts are as follows:

Type of offsetting	Amount in US$ 000	Amount in R$

Sale amount	580	2,179
Indemnification by payments previously agreed between shareholder Alejandro Enrique Bonazzola and the Company	(100)	(376)
Indemnification by payments previously agreed between shareholder Júlio Cesar Bonazzola and the Company	(300)	(1,127)
Total receivable by the Company through final settlement of accounts	180	676
Debt waiver in favor of shareholders	(180)	(676)
Gain calculated on the sale	-	-

In this transaction, the Estre Brazil reduced the outstanding investment balance with its investee, which generated a loss on this transaction of R$ 12,087, as follows:

Description	R$

Balance of investment in Estre Brazil on the date of the sale	(8,005)
Balance of dividends receivable in Estre Brazil on the date of the sale	(3,252)
Balance of intercompany loans receivable in Estre Brazil on the date of the sale	(830)
(=) Loss on divestiture (Note 28)	(12,087)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.4.	Allegations and Investigations Regarding the Company’s Supply Relationships

1.4.1	Operation “Lava-Jato” and its impacts on the Company and its investees

In 2014, the Brazilian Federal Police (“PF”) began an investigation intended to check for irregularities perpetrated by criminal organizations in several Brazilian states, involving Petrobras and its subsidiaries. In connection with the investigations conducted by the Federal Public Prosecutor (“MPF”), Mr. Paulo Roberto Costa, former director of Petrobras, signed a leniency agreement, partly citing the Company in depositions on September 5, 2014, but made public by the MPF on March 6, 2015. Estre Brazil was also partly cited in the leniency program of Mr. Sergio Machado, former CEO of Transpetro, made public in June 2016.

Company management stated that it is not aware of the affirmations mentioned in the deposition and that the Company does not admit any illegal acts, in accordance with the commitment made in its Code of Ethics and Anti-Corruption Policy. As a commitment to transparency and ethical conduct, the Company and its management members made every effort to (i) obtain greater knowledge of the facts through the involvement of the Company’s internal legal department, the Compliance area and the hiring of independent investigation experts; (ii) continue to improve the Company’s governance, internal controls and integrity program; (iii) continue to monitor the matter in 2018.

In connection with the above–mentioned investigation undertaken for Operation “Lava-Jato”, the Company’s management, with the approval of the Board of Directors, in view of an inconclusive report presented in 2016, engaged new independent experts to further analyze the findings presented in the 2016 report, widening the scope of work to 56 suppliers and extending the period under investigation from 2010 through 2016, with the following main objectives:

•	Suppliers—assessment of agreements, payments and evidence of services (services provided to the Company and its investees) and goods purchased from the main suppliers and service providers;

•	Integrity due diligence—56 suppliers and current and past management members relating to the period under analysis;

•	Analysis of emails—of the current main Executive Officers and of those who worked for the Company during the scope period.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.4.	Allegations and Investigations Regarding our Supply Relationships (continued)

1.4.1	Operation “Lava-Jato” and its impacts on the Company and its investees (continued)

As a result of the findings presented in the independent experts’ report, despite the lack of conclusive evidence of illegal payments related to allegations made in Operation “Lava-Jato”, the Company’s management made an accounting adjustment resulting in the write-off of property, plant and equipment items totaling R$53,407, related to payments for which there is lack of sufficient evidence that good and services were actually provided. Additionally, the Company’s Management, with the Board of Directors’ approval, engaged experts to conduct an investigation of bidding processes won by the Company with Petrobras, which was concluded in January 2018.

1.4.2	Operation Descarte - Special Committee Internal Evaluation

On December 15, 2017, the Company’s indirect subsidiary, Cavo Serviços e Saneamento S.A. (“Cavo”) received an official tax infringement notice in the amount of R$90,634 challenging the deductibility of payments made to a number of specific suppliers in 2012, for which there is lack of sufficient evidence that good and services were actually provided.

On December 22 and 27, 2017, Estre Brazil received two official tax infringement notices in the aggregate amount of R$121,778 challenging the deductibility of payments made to a number of specific suppliers from 2012 to 2015, for which there is lack of sufficient evidence that good and services were actually provided.

Estre Brazil is challenging such assessment, and presented its defense on January 23, 2018. Following the receipt of these tax infringement notices above, Estre Brazil, following the directions of its general counsel, engaged an independent forensic services firm to investigate the relationship of Cavo’s subsidiary SPE Soma Soluções em Meio Ambiente Ltda. (“Soma”) with certain suppliers. This internal investigation was only in its preliminary stages when, on March 1, 2018, the Brazilian Federal Police executed search warrants at the corporate offices of Estre Brazil and Soma.

As a  result of the events of March 1, 2018, Estre Brazil significantly broadened the scope of the internal investigation process at the direction of a newly constituted Special Committee comprised of independent members of the Company’s Board of Directors. The internal investigation was conducted by external legal counsels specialized in forensic investigations with the support of other forensic service providers.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.4.	Allegations and Investigations Regarding our Supply Relationships (continued)

1.4.2	Operation Descarte - Special Committee Internal Evaluation (continued)

The internal investigation procedures involved analysis and review of relevant documentation and materials from past and present employees, interviews with persons of interest and a forensic analysis of financial transactions.

As a result of the investigation, Estre Brazil concluded that there were payments made to certain suppliers, particularly through Soma, for which there was insufficient evidence that goods and services were actually provided. Consequently, the Company recorded an amount of R$33,974 loss in the statement of profit or loss for the year ended December 31, 2017, related to R$555 in depreciation costs, R$11,219 in general and administrative expenses, R$10,882 in other operating (expenses) income, net, and R$11,318 in finance expenses.

Through the efforts made by the Company up to the date of issuing these financial statements, management believes that all significant issues identified in the independent forensic experts’ report have been adjusted and that there is no risk of additional charges being recorded in relation to the matter. However, despite the significant progress in terms of internal controls, the Company believes that there are still improvement opportunities to be achieved during 2018, as well as specific insights regarding inconsistencies documented in the forensics experts’ report prior to 2017.

Furthermore, the Operation Descarte effort of the Brazilian Federal Police was within the ambit of the broader Lava Jato task force, with the stated objective of dismantling a criminal money-laundering network. We cannot predict whether these investigations will move forward and, if so, the duration, scope or ultimate outcome of these investigations. In the event we are charged with any violations on the basis of the investigations, these charges may seek to impose various sanctions, including monetary fines and potential ineligibility from contracting with state-owned or government entities, which could have a material adverse effect on the Company.

1.4.3	Internal Controls

Management and the Board of Directors do not tolerate any unlawful acts, therefore, the Company has been developing and implementing a number of measures to improve governance, internal controls and risk management, as shown in follows:

•	hiring of a new, seasoned CFO at the end of 2017 who will further strengthen the tone at the top that overriding of internal controls will not be tolerated;

•	the replacement of the senior management team at Soma;

•
the establishment of an almost entirely independent board of directors consisting of leading executives and other professionals that are experts in their respective fields as well as the establishment of an independent audit committee and corporate governance committee with expanded oversight functions;

•
appointment of an independent chairman of our board of directors with significant industry experience bringing international best practices to our business and, in so doing, effectively ushering in an era of enhanced corporate governance standards by replacing Mr. Wilson Quintella Filho as chairman of the board of directors;

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.4.	Allegations and Investigations Regarding our Supply Relationships (continued)

1.4.3	Internal Controls (continued)

•
making certain adjustments to our compliance infrastructure to strengthen the independence of our compliance function and eliminate opportunities to override controls across our organization, including at Soma and all our subsidiaries and joint ventures;

•
making certain adjustments to our internal audit team, including an increase in the number of employees in the team to strengthen the Company’s ability to continuously evaluate its internal procedures and identify any weaknesses or misconduct in its early stages;

•	implementation of a new policy on related party transactions that will better enable us to trace and identify related party transactions in a more systematic way;

•	enhancing policies and procedures to verify that our comprehensive compliance policies and procedures are fully implemented at all of our subsidiaries and joint ventures;

•
further upgrading our ERP business process management software, which we first implemented in 2016, in order to better manage our business and automate many back office functions with the goal of improving our internal controls over financial reporting and streamlining monthly, quarterly and year-end closings. The full system migration is expected to be completed by the end of 2018;

•	enhancing and continuing to improve the vendor master data, due diligence, know your client procedures, procurement and payment procedures and associated controls;

•
implementing a workflow tool, under the direction of our new CFO, allowing the controlled exchange of information to facilitate timely and effective communication amongst the legal, financial and accounting departments and prompt registration of all transactions; and

•
making certain adjustments to improve the security in some of our IT procedures such as the periodic review of login profiles and their access to certain information on the system and the closer management of users with privileged profiles.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

1.5	Restatement of prior years’ financial statements

1.5.1	Operation Descarte – Payments to suppliers

As a result of the investigations in relation to Operation Descarte, described above, the previously reported consolidated financial statements for the years ended December 31, 2016 and 2015 are restated to reflect the effects of the results of the investigation as follows:

(i)	Write-off of capitalized expenses on landfills related to payments to suppliers for services for which there was insufficient evidence that such services were actually provided;
(ii)	Corresponding adjustment to reverse amortization expenses on capitalized expenses above;
(iii)
Income tax payable resulting from the recalculation of income tax returns adjusted for expenses that were deducted and for which there is insufficient evidence that services were actually provided for fiscal years 2013 through 2017;

(iv)	Tax effects on the adjustments above.

1.5.2	Correction of immaterial error - write off of accounts receivable

During 2017, the Company identified certain accounts receivable for which collection is unlikely and should have been written off in prior years. As a result, the Company retroactively recorded a corresponding allowance for doubtful accounts at the beginning of fiscal year ended December 31, 2015, against retained earnings.

This correction had an immaterial impact on retained earnings at the beginning of fiscal year ended December 31, 2015 and the statement of financial position as of December 31, 2016 and 2015.

The effects of the above adjustments on the consolidated statement of financial position and consolidated statement of profit and loss, for each year, are presented below. These adjustments did not have a significant impact in the statement of cash flows, since all the adjustments mainly affected line items within operating cash flows.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.5.	Restatement of prior years’ financial statements (continued)

Adjusted statement of financial position

	Consolidated
	Assets			Liabilities and equity

December 31, 2014	Current	Non-current	Total	Current	Non-current	Total	Equity
As previously reported	725,631	1,655,850	2,381,481	1,127,688	1,316,298	2,443,986	(62,505)

a) Operation Descarte- Payments to Suppliers

(i) Write-off of property, plant and equipment items	-	(40,534)	(40,534)	-	-	-	(40,534)
(ii) Corresponding adjustment to amortization expenses on written-off property, plant and equipment above	-	28,702	28,702	-	-	-	28,702
(iii) Tax impacts identified during the investigation	-	-	-	-	45,992	45,992	(45,992)
(iv) Tax effects on adjustments	-	-	-	894	-	894	(894)
	-	(11,832)	(11,832)	894	45,992	46,886	(58,718)

b) Immaterial error

Allowance for doubtful accounts on trade accounts receivable	-	(14,273)	(14,273)	-	-	-	(14,273)
As restated	725,631	1,629,745	2,355,376	1,128,582	1,362,290	2,490,872	(135,496)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.5.	Restatement of prior years’ financial statements (continued)

	Consolidated
	Assets			Liabilities and equity
December 31, 2015	Current	Non-current	Total	Current	Non-current	Total	Equity
As previously reported	748,677	1,560,857	2,309,534	1,997,818	599,498	2,597,316	(287,782)

a) Operation Descarte- Payments to Suppliers

(i) Write-off of property, plant and equipment items	-	(46,254)	(46,254)	-	-	-	(46,254)
(ii) Corresponding adjustment to amortization expenses on written-off property, plant and equipment above	-	39,250	39,250	-	-	-	39,250
(iii) Tax impacts identified during the investigation	-	-	-	-	71,124	71,124	(71,124)
(iv) Tax effects on adjustments	-	-	-	946	-	946	(946)
	-	(7,004)	(7,004)	946	71,124	72,070	(79,074)

b) Immaterial Error

Write-off of trade accounts receivable	-	(14,273)	(14,273)	-	-	-	(14,273)

As restated	748,677	1,539,580	2,288,257	1,998,764	670,622	2,669,386	(381,129)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.5.	Restatement of prior years’ financial statements (continued)

	Consolidated
	Assets			Liabilities and equity

December 31, 2016	Current	Non-current	Total	Current	Non-current	Total	Equity
As previously reported	913,166	1,452,639	2,365,805	2,278,413	708,628	2,987,041	(621,236)

a) Operation Descarte- Payments to Suppliers

(i) Write-off of property, plant and equipment items	-	(46,254)	(46,254)	-	-	-	(46,254)
(ii) Corresponding adjustment to amortization expenses on written-off property, plant and equipment above	-	42,738	42,738	-	-	-	42,738
(iii) Tax impacts identified during the investigation	-	-	-	-	97,085	97,085	(97,085)
(iv) Tax effects on adjustments	-	-	-	946	-	946	(946)
	-	(3,516)	(3,516)	946	97,085	98,031	(101,547)

b) Immaterial Error

Write-off of trade accounts receivable	-	(14,273)	(14,273)	-	-	-	(14,273)

As restated	913,166	1,434,850	2,348,016	2,279,359	805,713	3,085,072	(737,056)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.5.	Restatement of prior years’ financial statements (continued)

Adjusted statement of profit and loss

		For the year ended December 31,
		2016	2015

Loss for the year, as previously reported		(338,472)	(194,612)
a) Operation Descarte- Payments to Suppliers

(i)	Write-off of property, plant and equipment items	-	(7,495)

(ii)	Corresponding adjustment to amortization expenses on written-off property, plant and equipment above	3,488	10,548

(iii)	Tax impacts identified during the investigation	(25,961)	(25,132)

(iv)	Tax effects on adjustments	-	(52)
		(22,473)	(20,356)
Loss for the year, as restated		(360,945)	214,968)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted

2.1.	Basis of preparation and presentation of financial statements

The Transaction described in Note 1 above, was accounted for as a reorganization and recapitalization transaction whereby Estre Ambiental, Inc. was created as a holding company of Estre Brazil and concurrently issue new ordinary shares to the former shareholders of Estre USA and the PIPE investors in exchange of cash (recapitalization). As a result, the assets and liabilities of Estre Brazil are carried at historical cost and there was no step-up in basis or goodwill or other intangible assets recorded as a result of the Transaction.

As a result, the consolidated financial statements filed with the SEC by the Company subsequent to the completion of the Transaction are presented “as if” Estre Brazil is the predecessor of the Company. The historical operations of the Company are deemed to be those of the Company. Thus, these consolidated financial statements reflect (i) the historical operating results of Estre Brazil prior to the Transaction, as restated (Note 1.5) ; (ii) the consolidated results of the Company and Estre Brazil following the Transaction; (iii) the assets and liabilities of Estre Brazil at their historical cost; and (iv) the Company’s equity and earnings per share for all periods presented. The number of ordinary shares issued by Estre Ambiental, Inc. as a result of the Transaction is reflected retroactively to January 1, 2015, for purposes of calculating earnings per share in all prior periods presented.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates and also the exercise of judgment by Company management in the process of application of its accounting practices. Areas involving a higher degree of judgment, with greater complexity, and areas where assumptions and estimates that are significant to the consolidated financial statements are disclosed in Note 2.21.

2.1.1	Basis of preparation

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements were approved by the Board of Directors and by the Executive Board on June 12 2018.

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments at fair value described in Note 2.7 and certain assets measured at fair value on the date of the business combination, described in Note 2.4.

The consolidated financial statements are presented in Brazilian Reais (R$) and all values are rounded to the nearest thousand (R$000), except where otherwise stated.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.2.	Basis of consolidation

The consolidated financial statements include the following direct subsidiaries of Estre Ambiental, Inc.:

Subsidiary	Main activity	Country of incorporation	2017

Estre Ambiental S.A. (a)	Waste management	Brazil	93.92%
Estre USA Inc.	Holding	USA	100%
Road Participações S.A.	Holding	Brazil	100%

(a)	Estre Ambiental, Inc. has a direct interest of 66.64% and an indirect interest of 27.28% through its wholly owned subsidiary Road Participações S.A.

In addition, the consolidated financial statements include the following indirect subsidiaries of Estre Ambiental, Inc. and direct subsidiaries of Estre Brazil:

Subsidiary	Main activity	Country of incorporation	2017	2016	2015

Estre Água e Solo Ltda.	Laboratory analysis	Brazil	100%	100%	100%
Ambiental Sul Brasil - Central Regional de Tratamento de Resíduos Ltda.	Waste management center	Brazil	100%	100%	100%
Cavo Serviços e Saneamento S.A.	Cleaning and collection services	Brazil	100%	100%	100%
Pilares Participação Ltda.	Holding	Brazil	-	100%	100%
Oxil Manufatura Reversa e Gerenciamento de Resíduos Ltda.	Recycling	Brazil	100%	100%	100%
LMG Participações Ltda.	Holding	Brazil	-	100%	100%
Viva Ambiental e Serviços S.A.	Cleaning and collection services	Brazil	100%	100%	100%
V2 Ambiental SPE S.A.	Waste management center	Brazil	100%	100%	100%
Resicontrol Soluções Ambientais Ltda.	Waste management center	Brazil	100%	100%	100%
CGR Doña Juana S.A. ESP (a)	Waste management center	Colombia	-	-	51%
CTR Itaboraí - Centro de Tratamento de Resíduos de Itaboraí Ltda.	Waste management center	Brazil	100%	100%	100%
Esergia Estratégias Energéticas Ambientais Ltda.	Energy use services	Brazil	100%	50%	50%
Estação Ecologia - Área de Transbordo Triagem e Reciclagem de RCD S.A.	Recycling	Brazil	100%	100%	100%
Estre Coleta S.A	Holding	Brazil	-	-	100%
Geo Vision Soluções Ambientais e Energia S.A.	Holding	Brazil	100%	100%	100%
CGR Guatapará - Centro de Gerenciamento de Resíduos Ltda.	Waste management center	Brazil	100%	100%	100%

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.2.	Basis of consolidation (Continued)

2.2.1	Basis of preparation (Continued)

Subsidiary	Main activity	Country of incorporation	2017	2016	2015

Estre SPI Ambiental S.A.	Cleaning and collection services	Brazil	100%	100%	100%
NGA - Núcleo de Gerenciamento Ambiental Ltda.	Waste treatment	Brazil	100%	100%	100%
NGA Jardinópolis - Núcleo de Gerenciamento Ambiental Ltda.	Waste treatment	Brazil	100%	100%	100%
NGA Ribeirão Preto Núcleo de Gerenciamento Ambiental Ltda.	Waste treatment	Brazil	100%	100%	100%
Reciclax - Reciclagem de Resíduos da Construções Civil Ltda.	Recycling	Brazil	88%	88%	88%
Guatapará Energia S.A.	Energy use services	Brazil	90%	90%	90%
CTR Porto Seguro	Waste management center	Brazil	100%	100%	100%
Estre Energia Renovável Part. S.A.	Holding	Brazil	90%	90%	90%
SPE Paulínia Energia Ltda.	Energy use services	Brazil	100%	100%	100%
SPE Tremembé Energia Ltda.	Energy use services	Brazil	100%	100%	100%
Curitiba Energia SPE Ltda.	Energy use services	Brazil	100%	100%	100%
Piratininga Energia e Participações Ltda.	Energy use services	Brazil	100%	100%	100%
CTR Arapiraca S.A.	Waste treatment center	Brazil	100%	100%	100%
Estre Aterros e Valorização Holding S.A.	Holding	Brazil	100%	100%	100%
NGA Sul – Núcleo de Gerenciamento Ambiental S.A.	Holding	Brazil	-	100%	100%
Estre Tratamento Holding S.A.	Holding	Brazil	-	-	100%
CGR – Centro de Gerenciamento de Resíduos Feira de Santana S.A.	Waste management center	Brazil	100%	100%	100%
GLA - Gestão Logistica Ambiental S.A.	Cleaning and collection services	Brazil	38%
SPE Soma Soluções em Meio Ambiente Ltda. (Note 10.1)	Cleaning and collection services	Brazil	82%	-	-
Leccaros Participações S.A.(Note 10.2.2)	Holding	Brazil	-	50%	50%
CGR Catanduva – Centro de Gerenciamento de Resíduos Ltda. (Note 9)	Waste management center	Brazil	50%	-	-

(a)	Presented as assets held for sale in 2016 (please refer to Note 10.2)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.2.	Basis of consolidation (Continued)

2.2.1	Basis of preparation (Continued)

A subsidiary is fully consolidated from the date the control is obtained, and ceases when the Company loses control of the subsidiary. The Company evaluates existence and effect of potential voting rights currently exercisable or convertible, shareholders agreement and company management policies are taken into account in determining whether the Company controls the entity or not.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:
•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)
•	Exposure, or rights, to variable returns from its involvement with the investee
•	The ability to use its power over the investee to affect its returns

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:
•	The contractual arrangement(s) with the other vote holders of the investee
•	Rights arising from other contractual arrangements
•	The Company’s voting rights and potential voting rights

The financial years and the closing periods of direct and indirect subsidiaries included in the consolidation are the same as those of the Company, and accounting practices and policies have been consistently applied by the consolidated companies and are consistent with those used in the previous years. All consolidated intercompany balances and transactions were eliminated in consolidation.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.3.	Foreign currency translation

2.3.1	Functional and reporting currencies

In evaluating the functional currency of the Company, management considered the factors and indicators contained in IAS 21 – The effect of changes in foreign exchange rates. Considering that the Company is a holding that incur in limited expenses, Estre Inc. is using the currency of the local environment of Estre Brazil as its functional currency, as this is the environment which drives the dividend income it receives, which is its primary source of revenue. Therefore, the functional currency of the Company is Brazilian Reais.
.
The financial statements of each subsidiary included in the Company’s consolidation and those used as a basis for valuation of investments using the equity method are prepared using the functional currency of each entity, and for entities whose functional currencies are different from the Company’s reporting currency, their assets and liabilities are translated into the Company’s reporting currency at the closing date and their statements of profit or loss are translated at exchange rate prevailing at the dates of the transactions.

The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

2.3.2	Transactions and balances

Transactions in foreign currencies are translated using the exchange rates prevailing on the transaction dates or on the valuation date, for remeasured items. The foreign exchange gains and losses resulting from the settlement of these transactions and resulting from the translation at exchange rates at the end of the year relating to monetary assets and liabilities denominated in foreign currencies are recognized in the statement of profit or loss.

2.4.	Business combination

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as total consideration transferred, measured at fair value at the acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Costs directly attributable to the acquisition are expensed as incurred.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.4.	Business combinations (Continued)

When acquiring a business, the Company assesses the financial assets and liabilities assumed, for appropriate classification and designation in accordance with contractual terms, economic circumstances and pertinent conditions at the acquisition date.

If the business combination is achieved in stages, the fair value at the acquisition date of the previously held equity interest in the acquiree is remeasured at fair value at the acquisition date, and impacts are recognized in the statement of profit or loss.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration considered as an asset or liability will be recognized in the statements of profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the fair value of net assets acquired. If the consideration is lower than the fair value of net assets acquired, the difference is recognized as a bargain gain in the statement of profit or loss.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For impairment test purposes, goodwill acquired in a business combination is allocated to each of the Company’s cash-generating units that are expected to benefit from the synergies arising from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

When goodwill forms part of a cash generating unit and a portion of that unit is disposed of, the goodwill associated to the disposed portion must be included in the transaction upon carrying amount of the operation when determining disposal gains or losses. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operations and the cash generating unit retained.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.5.	Investment in associates, joint operations and joint ventures

An associate is an entity in which the Company exercises significant influence. Significant influence is the power to participate in decisions on operating policies of the investee. It does not hold, however, control or joint control over those policies.

A joint operation (JO) is a type of joint arrangement in which the parties with joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement.

In relation to its interests in JOs, the financial statements of the Company includes:

•	Assets, including its share of any assets held jointly
•	Liabilities, including its share of any liabilities incurred jointly
•	Revenue from the sale of its share of the output arising from the joint operation
•	Share of the revenue from the sale of the output by the joint operation
•	Expenses, including its share of any expenses incurred jointly

All such amounts are measured in accordance with the terms of each arrangement which are in proportion to the Company’s interest in the JO.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Company’s investments in its associates and joint ventures, shown in the table below, are accounted for using the equity method:

Denomination	Main activity	Host country	Interest held	2017	2016	2015

Unconsolidated investees
Attend Ambiental Ltda.	Treatment of liquid effluents	Brazil	-	(a)	55%	55%
Metropolitana Serviços Ambientais Ltda.	Waste management center	Brazil	Direct	50%	50%	50%
Terrestre Ambiental Ltda.	Waste management center	Brazil	-	(a)	40%	40%
CGR Catanduva - Centro Ger. Resíduos Ltda. (b)	Waste management center	Brazil	Indirect	50%	50%	50%
Logística Ambiental de São Paulo S.A. (Loga)	Cleaning and collection services	Brazil	-	(a)	38%	38%
Unidade de Tratamento de Resíduos - UTR S.A.	Waste management center	Brazil	Indirect	(c)	54%	54%

(a)	On December 21, 2017, those companies were transferred to Latte Saneamento e Participações S.A. (“Latte”), a related party owned by some of the same shareholders of the Company (refer to Note 10.1)
(b)	On May 31, 2017, the Company became controlling shareholder (refer to Note 8).
(c)	On August 1st 2017, the business activity of UTR was discontinued.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.5.	Investment in associates (Continued)

2.5.1.	Investment in associates and joint ventures

Under the equity method, the investment in associate and joint ventures is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share in the net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the investment and is not tested for impairment separately.

The statement of profit or loss reflects the Company’s share of the results of operations of the associate and joint venture. Any changes in other comprehensive income in these investees is presented in the Company’s other comprehensive income. In addition, when there has been a change directly recognized in the equity of the associate the Company recognizes its share of any changes, in the statements of changes in equity when applicable. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate and joint venture.

The aggregate of the Company’s share of profit or loss of an associate or joint venture is stated in the statements of profit or loss representing profit after tax and interest held by non-controlling interest in the subsidiaries of the associate or joint venture.

2.5.2.	Material partially-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below:

Percentage of equity interest held by non-controlling interests:

Name	Country of incorporation and operation	2017	2016	2015

CGR Doña Juana	Colombia	49%	49%	49%
SPE Soma Soluções em Meio Ambiente Ltda.	Brazil	18%	-	-
Reciclax - Reciclagem de Residuos da Const. Civil Ltda.	Brazil	13%	13%	13%
Guatapará Energia S.A.	Brazil	10%	10%	10%
Estre Energia Renovável Part. S.A.	Brazil	10%	10%	10%
GLA - Gestão Logistica Ambiental S.A.	Brazil	62%	-	-
CGR Catanduva	Brazil	50%	-	-
Estrans S.A.	Argentina	-	-	75%

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.5.	Investment in associates (Continued)

2.5.2.	Material partially-owned subsidiaries (Continued)

Summarized statement of profit or loss for 2017:

	Estre Energia Renovável	Guatapará Energia	Reciclax	SPE Soma	GLA	CGR Catanduva

Revenue from services rendered	-	9,115	777	84,919	12,055	10,348
Cost of services rendered	-	(5,614)	(2,737)	(61,051)	(7,950)	(8,252)
General and administrative expenses	(1,111)	(299)	(466)	(3,180)	(170)	(833)
Other Operating income (expenses), net	3,297	1,252	85	(1,356)	(233)	(292)
Financial expenses, net	878	(799)	(117)	(2,783)	38	(305)
Profit before tax	3,064	3,655	(2,458)	16,549	3,740	666
Income tax	-	(410)	964	218	(408)	(458)
Profit for the year from continuing operations	3,064	3,245	(1,494)	16,767	3,332	208
Total comprehensive income	3,064	3,245	(1,494)	16,767	3,332	208
Attributable to non-controlling interests	306	325	(187)	3,018	2,076	104
Dividends paid to non-controlling interests	613	649	-	3,353	666	104

Summarized statement of profit or loss for 2016:

	Estre Energia Renovável	Guatapará Energia	Reciclax

Revenue from services rendered	-	8,251	1,320
Cost of services rendered	-	(4,725)	(2,475)
General and administrative expenses	(666)	(180)	(236)
Other Operating income, net	1,329	2,482	(231)
Financial expenses, net	(1,906)	(1,007)	(126)
Profit before tax	(1,243)	4,821	(1,748)
Income tax	-	(331)	-
Profit for the year from continuing operations	(1,243)	4,490	(1,748)
Total comprehensive income	(1,243)	4,490	(1,748)
Attributable to non-controlling interests	(124)	449	(219)
Dividends paid to non-controlling interests	375	1,066	-

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.5.	Investment in associates (Continued)

2.5.2.	Material partially-owned subsidiaries (Continued)

Summarized statement of profit or loss for 2015:

	Estre Energia Renovável	Guatapará Energia	Reciclax

Revenue from services rendered	-	9,960	4,330
Cost of services rendered	-	(2,582)	(3,508)
General and administrative expenses	(576)	(166)	(238)
Other Operating income, net	(22)	-	(180)
Financial expenses, net	(1)	(1,177)	(357)
Profit before tax	(599)	6,035	47
Income tax	-	(358)	(41)
Profit for the year from continuing operations	(599)	5,677	6
Total comprehensive income	(599)	5,677	6
Attributable to non-controlling interests	(60)	568	1
Dividends paid to non-controlling interests	-	1,311	-

Summarized statement of financial position as at 31 December 2017:

	Estre Energia Renovável	Guatapará Energia	Reciclax	SPE Soma	GLA	CGR Catanduva
Assets
Current assets
Cash and cash equivalents	1,703	763	10	17,038	1,106	1,213
Trade accounts receivable	-	1,305	1,382	45,619	2,303	2,469
Taxes recoverable	1	1	13	1,759	70	173
Advances to suppliers	8	-	16	125	-	-
Other current assets	-	745	218	21,135	177	2
Total current assets	1,712	2,814	1,639	85,676	3,656	3,857
Non-current assets
Related parties	18	-	2,159	39,994	-	16
Other non-current assets	-	-	33	10,436	-	258
Investments	24,061	-	-	-	-	-
Property, plant and equipment	8,754	23,048	8,039	6,076	149	12,988
Intangible assets	-	-	-	225	-	2,195
Total non-current assets	32,833	23,048	10,231	56,731	149	15,457
Total assets	34,545	25,862	11,870	142,407	3,805	19,314

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.5.	Investment in associates (Continued)

2.5.2.	Material partially-owned subsidiaries (Continued)

	Estre Energia Renovável	Guatapará Energia	Reciclax	SPE Soma	GLA	CGR Catanduva
Liabilities
Current liabilities
Loans and Financing	-	-	-	-	-	160
Trade accounts payable	44	2,168	478	8,400	1,818	636
Labor liabilities	87	-	311	31,451	726	374
Tax liabilities	4	178	148	17,822	436	605
Debt to related parties	20,500	-	6,099	-	-	210
Other current liabilities	300	3,072	29	1,451	1	1
Total current liabilities	20,935	5,418	7,065	59,124	2,981	1,986
Non-current liabilities
Provision for legal proceedings	-	-	129	2,299	-	-
Other liabilities	-	-	224	22,474	-	2,734
Total non-current liabilities	-	-	353	24,773	-	2,734
Capital	12,000	10,682	4,714	43,484	1	4,376
Reserves	-	-	4,542	-	823	4,452
Accumulated earnings (losses)	1,610	9,762	(4,804)	15,026	-	5,766
Total equity	13,610	20,444	4,452	58,510	824	14,594
Total liabilities and equity	34,545	25,862	11,870	142,407	3,805	19,314
Attributable to:
Equity holders of parent	12,249	18,400	3,896	47,978	311	7,297
Non-controlling interest	1,361	2,044	557	10,532	513	7,297

Summarized statement of financial position as at 31 December 2016:

	Estre Energia Renovável	Guatapará Energia	Reciclax
Assets
Current assets
Cash and cash equivalents	33	39	19
Trade accounts receivable	-	690	1,236
Taxes recoverable	1	1,212	8
Advances to suppliers	7	1	11
Other current assets	-	1,114	12
Total current assets	41	3,056	1,286
Non-current assets
Related parties	17	39	1,891
Other non-current assets	-	-	18
Property, plant and equipment	23,253	-	-
Intangible assets	9,890	20,866	8,166
Total non-current assets	33,160	20,905	10,075
Total assets	33,201	23,961	11,361

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.5.	Investment in associates (Continued)

2.5.2.	Material partially-owned subsidiaries (Continued)

	Estre Energia Renovável	Guatapará Energia	Reciclax
Liabilities
Current liabilities	-	-	-
Loans and Financing	-	-	-
Trade accounts payable	4	3,310	448
Labor liabilities	80	-	204
Tax liabilities	73	382	741
Debt to related parties	21,499	-	3,782
Other current liabilities	375	2,301	27
Total current liabilities	22,031	5,993	5,202
Non-current liabilities
Provision for legal proceedings	-	-	63
Other liabilities	-	-	140
Total non-current liabilities	-	-	203

Capital	12,000	10,682	4,714
Reserves	-	483	4,430
Accumulated losses	(830)	6,803	(3,188)
Total equity	11,170	17,968	5,956
Total liabilities and equity	33,201	23,961	11,361
Attributable to:
Equity holders of parent	10,053	16,171	5,212
Non-controlling interest	1,117	1,797	744

Summarized cash flow information for year ended 31 December 2017:

	Estre Energia Renovável	Guatapará Energia	Reciclax	SPE Soma	GLA	CGR Catanduva

Operating activities	1,670	5,162	320	23,688	1,260	1,399
Investing activities	33	(4,399)	(310)	(6,650)	(155)	(132)
Financing activities	-	-	-	-	1	(517)
Net cash generated/(used)	1,703	763	10	17,038	1,106	750

Summarized cash flow information for year ended 31 December 2016:

	Estre Energia Renovável	Guatapará Energia	Reciclax

Operating activities	(33,063)	(4,400)	124
Investing activities	33,143	2,519	(117)
Financing activities	1	2,500	2
Net cash generated/(used)	81	619	9

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.5.	Investment in associates (Continued)

2.5.2.	Material partially-owned subsidiaries (Continued)

Summarized cash flow information for year ended 31 December 2015:

	Estre Energia Renovável	Guatapará Energia	Reciclax	Doña Juana	Estrans S.A.

Operating activities	12,094	(5,534)	(599)	(2,221)	(2,598)
Investing activities	(12,000)	632	593	665	276
Financing activities	(1)	5,000	(2)	4,191	2,318
Net cash generated/(used)	93	98	(8)	2,635	(4)

2.6.	Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current and non-current classification. An asset is classified as current when:

•	It is expected to be realized within 12 months from the reporting date; or

•	It consists of cash and cash equivalents, unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period.

All other assets are to be classified as non-current.

A liability is current when:

• It is expected to be settled in the normal operating cycle;
• It is held primarily for the purpose of trading;
• It is due to be settled within twelve months after the reporting period; or
• There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The Company classified all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.7.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing an asset or liability, assuming that market participants act in their economic best interest.

The fair value measurement of a non-financial asset takes into consideration the ability of a market participant to generate economic benefits through the optimal use of the asset or selling it to another market participant that would also optimally use the asset.

The Company uses valuation techniques appropriate for the circumstances and for which there is sufficient data for fair value measurement, maximizing the use of relevant available information and minimizing the use of unavailable information.

All assets and liabilities for which the fair value is measured in the financial statements are categorized within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 - valuation techniques for which the lowest level input that is significant to the fair value measurement is either directly or indirectly observable; and

•	Level 3 - valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.7.	Fair value measurement (Continued)

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether there were transfers between hierarchy levels, by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purposes of fair value disclosures, the Company has determined classes of assets and liabilities based on the nature, characteristics and risks of assets or liabilities and the fair value hierarchy level, as mentioned above.

The fair values of financial instruments measured at amortized cost are disclosed in Note 31.

2.8.	Revenue recognition

Revenue is recognized to the extent it is probable that economic benefits will flow to the Company and the revenue can be reliably measured regardless of when payment is received. Revenues are measured at fair value of consideration received or receivable, net of any trade discounts and/or bonuses granted.

Revenues for services are recognized when earned on an accrual basis, unbilled services at the end of the period are recorded in “Services to be billed.” Upon actual billing and issuance of invoices, the respective amounts are reclassified to “Accounts receivable.”

Revenue recognition - carbon credits

2.8.1	The Kyoto Protocol

Signed in 1997, the Kyoto Protocol is an environmental treaty that aims to stabilize the emission of Greenhouse Gases (GHGs) into the atmosphere.

The signatory countries of the Kyoto Protocol were divided into two groups according to their level of industrialization:

(i)	Annex I - developed countries; and

(ii)	Non-Annex I - developing countries.

The developed countries that adhered to the Kyoto protocol committed to reduce GHG emissions at an average of 5.2% in relation to the levels emitted in 1990, 2008-2012.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.8.	Revenue recognition (Continued)

Revenue recognition - carbon credits (Continued)

2.8.1	Kyoto Protocol (Continued)

The Kyoto Protocol created the Clean Development Mechanism (CDM), which provides for the reduction of certified emissions. Once this certification is achieved, those countries that promote the reduction of greenhouse gas emissions are entitled to carbon credits and may sell them to countries that have targets to meet.

2.8.2	Conversion of biogas into Renewable Energy Certificates (RECs)

Based on the agreement terms, the quantity of RECs are converted according to the basic official standard called “baseline”, before international bodies associated with the UNFCCC (United Nations Framework Convention on Climate Change).

The Company plans and performs processes and procedures, besides the necessary investments for obtaining RECs, in accordance with the rules set forth by the Kyoto Protocol and in subsequent meetings, to be claimed before the UNFCCC.

REC production must be approved by a company specialized in quality assessment and certification, whose report must be submitted to the company that is mediating REC purchase and sale negotiations before the United Nations (UN). The UN is the body responsible for registering and obtaining confirmation of credit transfers between the parties involved in the process.

The Company recognizes revenue from carbon credits monthly, based on its measurement of biogas burn, for landfills whose projects are approved by the UN and agreements entered into with carbon credit buying customers.

The Company suspended its negotiations in the carbon credit market due to the crisis affecting European countries in 2017, and resumed them in 2015 at the fixed price of €1.98. The Company recognized revenue from carbon credits for an amount of R$1,141 in 2016 and R$3,610 in 2015 (NIL in 2017).

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.9.	Tax

2.9.1	Current income and social contribution taxes

Current income and social contribution taxes are calculated in accordance with tax legislation and tax rates currently enacted, at the statutory rates of 15%, plus a surtax 10% for income tax and 9% for social contribution tax.

Current income and social contribution taxes related to items recognized directly in equity are also recognized in equity. Management regularly assesses the tax positions in circumstances in which tax regulations require interpretation, and sets up provisions when appropriate.

2.9.2	Deferred taxes

Deferred tax is provided using the liability model or temporary differences between the tax bases of asset and liability and the carrying amount for financial reporting purposes at the reporting date.

Deferred tax assets are recognized for all deductible temporary differences, credits and unused tax losses, to the extent it is probable that taxable profit will be available so that deductible temporary differences may be realized and unused credits and tax losses may be used. Deferred tax liabilities are recognized for all taxable temporary differences except:

•
When a deferred tax liability arises upon initial recognition of goodwill or of an asset or liability in a transaction other than a business combination and, at the time of the transaction affects neither the accounting profit nor taxable profit or loss; and

•
On taxable temporary differences related to investments in subsidiaries, when the timing of the reversal of temporary differences can be controlled and the temporary differences will likely not reverse in the near future.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.9.	Tax (Continued)

2.9.2	Deferred taxes (Continued)

The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that future taxable profits will be available to allow all or part of the deferred tax asset to be utilized. Deferred tax assets written off are re-assessed at each reporting date and recognized to the extent that it is probable that future taxable profit will allow deferred tax assets to be recovered.

Deferred tax assets and liabilities are measured at the tax rates expected to apply in the year when the asset is realized or the liability settled, based on tax rates (and tax laws) that have been enacted at the reporting date.

Deferred taxes related to items recognized directly in equity are also recognized in equity, and not recognized in the statements of profit or loss. Deferred tax items are recognized based on the transaction which gave rise to the deferred tax, in comprehensive income or directly in equity.

Deferred tax assets and liabilities are presented net if there is a legal or contractual right to offset tax assets against tax liabilities and the deferred taxes relate to the same taxed entity and are subject to the same taxing authority.

2.9.3	Sales taxes

Revenues, expenses and assets are recognized net of sales tax, except:

•
When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable;

•	When the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.9.	Tax (Continued)

2.9.3	Sales taxes (Continued)

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

Rate

Withholding taxes - PIS, COFINS and CSLL	4.65%
Social Security Tax (INSS)	11.00%
Contribution Tax on Gross Revenue for Social Security Financing (COFINS) (a)	7.60%
Contribution Tax on Gross Revenue for Social Integration Program (PIS) (a)	1.65%
Withholding Income Tax (IRRF)	1.50%
Services Tax (ISS) (b)	5.00%
VAT Tax (ICMS) (c)	18.00%

(a)
Brazilian tax legislation allows smaller entities with less than R$ 78 million in annual gross revenue to opt to declare income taxes on the presumed profit basis. These are subject to lower COFINS and PIS rates of 3.00% and 0.65%, respectively. However, PIS and COFINS taxes on purchases may not be claimed back and will not generate tax credits under the presumed profits basis

(b)	ISS rates vary according to the municipality; the ISS rate stated in the table is most commonly levied on the Company’s operations.

(c)
ICMS is taxed on the movement of goods. The tax payable is due on sales net purchases. The rates vary across different products and Brazilian states. The State of São Paulo levies ICMS at standard rate of 18.00%.

2.9.4	Tax on purchases

Taxes paid on purchases of goods and services can normally be recovered as tax credits, at the following statutory rates:

Rate

Contribution Tax on Service Rendered for Social Security Financing (COFINS)	7.60%
Contribution Tax on Service Rendered for Social Integration Program (PIS)	1.65%

In addition, please see Note 28(a) for information in relation to PIS/COFINS paid in prior periods and recovered subsequently.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.9.	Tax (Continued)

2.9.5	Withholding taxes-PIS, COFINS and CSLL

On certain purchases of services and use of third-party labor the Company is required to withhold a percentage of the amounts billed by its suppliers and pay tax on their behalf, at the following statutory rates:

Rate

Withholding taxes - PIS, COFINS and CSLL	4.65%
Social Security Tax (INSS)	11.00%
Withholding Income Tax (IRRF)	1.50%
Services Tax (ISS)	5.00%

2.10.	Non-current assets held for sale and discontinued operations

2.10.1.	Non-current assets held for sale

The Company classifies assets and liabilities held for sale from discontinued operations if the carrying amounts are expected to be recovered principally through a sale transaction rather than through continuing use. These assets and liabilities classified as held for sale are measured at the lower of carrying amount and fair value, less costs to sell. Costs incurred in a sales transaction are incremental costs directly attributable to the sale, excluding finance expenses and income tax expenses.

The criteria for classification of items held for sale are considered as having been met only when a sales transaction is highly probable to occur and when such items are available for immediate sale in the present condition.

Management should be committed to the completion of the sale within one year from the date of classification of assets and liabilities as held for sale.

Property, plant and equipment and intangible assets are no longer depreciated or amortized from the moment they are classified as held for sale or distribution.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.10.	Non-current assets held for sale and Discontinued operations (Continued)

2.10.2.	Discontinued operations

Assets and liabilities classified as held for distribution are presented separately as current items on the statement of financial position.

A disposal group qualifies as a discontinued operation if it represents a component of an entity that has been sold or classified as held for sale, and:

•	Represents a separate major line of business or geographical area of operations;

•	Is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	Is a subsidiary acquired exclusively for the purpose of resale.

Discontinued operations are excluded from profit or loss of continuing operations, and presented as a single amount in profit or loss after taxes under discontinued operations in the statement of profit or loss.

Further disclosures are presented in Note 10.2. All other notes to the financial statements include amounts for continuing operations, unless otherwise stated.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.11.	Property, plant and equipment

Property, plant and equipment is stated at historical cost of acquisition or construction cost, less accumulated depreciation and accumulated impairment losses, if any.

Ordinary maintenance expenses are recognized in the statement of profit or loss in the period they are incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The residual values and useful lives are reviewed at least at each year-end and adjusted prospectively, if appropriate.

The useful life is the length of time the Company expects to use the asset. The weighted average rates of depreciation used for each asset class are described in Note 11.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset (calculated as the difference the net disposal proceed and the carrying amount of the asset) is recorded in “Other operating income (expenses)” in the statement of profit or loss.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.12.	Intangible assets

Intangible assets acquired separately are measured at cost upon their initial recognition. The cost of intangible assets acquired in a business combination is the fair value at the acquisition date. After initial recognition, intangible assets are stated at cost less accumulated amortization and accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in the statement of profit or loss for the period they are incurred.

Intangible assets are assessed as having finite or indefinite useful lives. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is indication that the intangible asset may be impaired.

The period and the amortization method for intangible assets with finite lives are reviewed at least once a year. Changes in estimated useful life or the expected consumption of the future economic benefits of these assets are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. Amortization of intangible assets with finite lives is recognized in the statement of profit or loss in the expense category consistent with the use of intangible assets.

Intangible assets with indefinite useful lives are not amortized but tested annually for impairment either individually or at the level of cash generating unit. The assessment of indefinite life is reviewed annually to determine whether this evaluation is still justifiable. Otherwise, the change in the useful life assessment from indefinite to finite is made prospectively.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying value of the asset, and recognized in the statement of profit or loss.

2.13.	Loss on impairment of non-financial assets

Management annually reviews the carrying amount of assets for purposes of evaluating events or changes in economic, operating or technological circumstances that may indicate impairment or loss of their recoverable value. When such evidence is identified, and the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.13.	Loss on impairment of non-financial assets (Continued)

The recoverable amount of an asset or of a given cash generating unit is defined as the higher of the value in use and fair value less costs to sell.

In estimating the asset value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital for the industry in which the cash generating unit operates. The net sales value is determined, whenever possible, based on a firm sales agreement in an arm’s length transaction between knowledgeable, willing parties, adjusted by expenses attributable to the asset sale, or when there is no binding sale agreement based on the market price of an active market, or in the most recent transaction price with similar assets.

The following criteria are also applied in assessing impairment of specific assets:

2.13.1	PP&E

The test of PP&E impairment is performed annually or when circumstances indicate an impairment of the carrying value.

2.13.2	Goodwill

The test of goodwill impairment is performed annually at December 31, at the cash generating unit level or when circumstances indicate an impairment of the carrying value.

2.13.3	Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually at December 31, either individually or at the level of cash generating unit, as appropriate, and when circumstances indicate an impairment of the carrying amount.

At December 31, 2017 and 2016, the Company conducted impairment tests and recognized impairment losses on identifiable intangible assets and goodwill arising from business combinations (See Note 12).

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.14.	Financial instruments

2.14.1	Financial assets

i)	Initial recognition and measurement

Financial assets are classified, on initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and financial assets available for sale, or derivatives classified as effective hedging instruments, as appropriate. All financial assets are recognized initially at fair value, plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

Sales and purchases of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date on which the Company commits to purchase or sell the asset. The Company determines the classification of its financial assets upon initial recognition, when it becomes a party to the instrument’s contractual provisions.

The Company’s financial assets include mainly cash and cash equivalents, marketable securities, trade accounts receivable, and receivables from related parties.

ii)	Subsequent measurement

After initial recognition, financial instruments are measured as follows:

a)	Financial assets measured at fair value through profit or loss

These include financial assets held for trading and financial assets initially recognized at fair value through profit or loss. They are classified as held for trading if originated for the purpose of sale in the short term.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.14.	Financial instruments (Continued)

2.14.1	Financial assets (Continued)

ii)	Subsequent measurement (Continued)

a)	Financial assets measured at fair value through profit or loss (Continued)

Financial assets at fair value through profit or loss are stated in the statement of financial position at fair value, and corresponding gains or losses are recognized in profit or loss for the year.

The Company classifies cash equivalents and marketable securities as financial assets measured at fair value through profit or loss.

b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After their initial measurement, financial assets are carried at amortized cost using the effective interest method, less impairment. Amortized cost is calculated considering any discount or “premium” on acquisition and charges or costs incurred. Amortization by the effective interest method is included in the finance income account in the statement of profit or loss. Impairment is recognized as finance expenses in the statement of profit or loss.

The Company classifies accounts receivable and receivables from related parties as loans and receivables.

c)	Financial assets available for sale

Financial assets available for sale are those non-derivative financial assets that are not classified as (a) loans and receivables, (b) investments held to maturity or (c) financial assets at fair value through profit or loss.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.14.	Financial instruments (Continued)

2.14.1	Financial assets (Continued)

ii)	Subsequent measurement (Continued)

c)	Financial assets available for sale (Continued)

After initial recognition, financial assets available for sale are measured at fair value with unrealized gains and losses recognized directly in equity in other comprehensive income until the investment is derecognized. When the investment is derecognized or when an impairment is determined, the cumulative gain or loss previously recognized in other comprehensive results are recognized in profit or loss.

For the years ended on December 31, 2017, 2016 and 2015, the Company had no financial assets available for sale.

iii)	Derecognition

A financial asset (or, when applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

•	The rights to receive cash flows from the asset have expired;

•
The Company transfers its right to receive cash flows from an asset or has assumed an the obligation to pay the received cash flows in full, without significant delay, to a third party by virtue of a “pass-through” agreement; and (a) the Company substantially transfers all the asset’s risks and rewards, or (b) the Company neither transfers nor substantially retains all risks and rewards related to an asset, but does transfer control over such asset.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.14.	Financial instruments (Continued)

2.14.1	Financial assets (Continued)

iii)	Derecognition (Continued)

When the Company has transferred its rights to receive the cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards related to the asset, the Company continues to recognize a financial asset to the extent of its continuing involvement in the financial asset. In this case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations of the Company.

The continuing involvement as a guarantee over the transferred asset is measured at the lower of the carrying amount value of the asset and the maximum amount of consideration that the Company could be required to pay.

iv)	Impairment of financial assets

The Company assesses, at each reporting date whether there is objective evidence that indicates impairment of a financial asset or group of financial assets. A financial asset or group of financial assets is considered to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event” incurred) and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

An impairment evidence may include indications that the debtors or group of debtors is experiencing through a time of significant financial difficulty. The likelihood that borrowers will go bankrupt or undergo any other type of financial restructuring, default or delay the payment of interest or principal and when there is indication of a measurable decrease in future estimated cash flow, such as changes in arrears or economic conditions that correlate in this defaults.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.14.	Financial instruments (Continued)

2.14.1	Financial assets (Continued)

iv)	Impairment of financial assets (Continued)

Any impairment loss is measured as the difference between the assets is carrying amount and the present value of the estimated future cash flow, (excluding future expected credit losses that have not yet been incurred). The present value of estimated future cash flows is discounted at the financial assets original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance and the loss is recognized in the statements of profit or loss. Receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or transferred to the Company. If in a subsequent year the estimated impairment losses increases or reduces due to an event occurring after the impairment loss recognition, the previously recognized impairment loss is increased or reduced by adjusting to the allowance account. If a write off is recorded the recovery is recognized in the statements of profit or loss.

2.14.2	Financial liabilities

i)	Initial recognition and measurement

Financial liabilities are classified at initial recognition as financial liabilities at fair value through profit and loss, loans and financing, accounts payable or derivatives classified as hedge instruments, as appropriate.

The Company’s financial liabilities are initially classified at fair value and, in the case of loans and financing, net of directly attributable transaction costs.

The main financial liabilities primarily include loans and financing, debentures, trade accounts payable, accounts payable for acquisition of interest, accounts payable for purchase of investments, related party debts and other liabilities.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.14.	Financial instruments (Continued)

2.14.2	Financial liabilities (Continued)

ii)	Subsequent measurement

The measurement of financial liabilities depends on their classification, which can be as follows:

a)	Financial liabilities measured at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities measured upon initial recognition at fair value through profit or loss. Financial liabilities are classified as held for trading if acquired to be sold within the short term. This category includes derivative Financial Instruments entered into by the Company which do not meet the hedge accounting criteria as defined by IAS 39, including embedded derivatives which are not related to the host contract and which must be separated, and are also classified as held for trading unless classified as effective hedging instruments.

Gains and losses of liabilities held for trading are recognized in the statement of profit or loss.

b)	Loans and financing

After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost, using the effective interest method. Gains and losses are recognized in the statements of profit or loss upon derecognition of liabilities, as well as upon amortization by the effective interest method.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.14.	Financial instruments (Continued)

2.14.2	Financial liabilities (Continued)

iii)	Derecognition (write-off)

A financial liability is derecognized when the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender, under substantially different terms, or when the terms of an existing liability are substantially modified, this replacement or modification is treated as a derecognition of the original liability and recognition of a new liability, and the difference in the corresponding carrying amounts is recognized in the statement of profit or loss.

2.14.3	Offsetting of financial instrument

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position if, and only if, there is a current and enforceable legal right to offset amounts recognized and if the Company has the intention to offset or realize the asset and settle the liability simultaneously.

2.15.	Inventories

Inventories are valued at the lower of cost and net realizable value. Inventories are mainly comprised of maintenance materials. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs the estimated costs necessary to make the sales.

2.16.	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks, on hand and short-term investments with maturities of less than three months and which are subject to an insignificant risk of changes in value. Short-term investments included in cash equivalents are comprised of bank deposit certificates and repurchase agreements, both with daily liquidity, stated at acquisition cost plus accrued interest.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.17.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

The expense related to any provision is presented in the statement of profit or loss, net of any expected reimbursement.

2.17.1	Provision for landfill closure

The Company records the provision for decommissioning costs in relation to the closure and post-closure of landfill as the capacity of the landfill is consumed. The significant accounting aspects are summarized below:

Decommissioning costs are recorded for at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the relevant asset.

The cash flows are discounted using the Company’s pre-tax long-term average weighted cost of capital rate. The unwinding of the discount is expensed as incurred and recognized in the statement of profit or loss. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs, or in the discount rate applied, are added to or deducted from the cost of the asset.

•
The estimated costs are recorded taking into account the present value of the obligation, discounted using the Company’s pre-tax long-term average weighted cost of capital rate of 15.26% in 2017 (14.30% in 2016).

•	Cost estimates are reviewed annually, with the consequent review of present value calculation, adjusting the amounts of assets and liabilities already accounted for.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.17.2	Provisions for contingencies

The Company recognizes a provision for civil, labor and tax claims for those where likelihood of loss was assessed as probable by the legal advisors of the Company.

Assessment of the probability of loss includes an evaluation of available evidence, hierarchy of laws, available case laws, most recent court rulings and their relevance in the legal system, as well as the opinion of external legal counsel.

The provisions are periodically reviewed and adjusted to take into consideration changes in circumstances such as applicable statutes of limitation, conclusions of tax audits or additional exposures identified based on new issues or court decisions.

2.18.	Leases

2.18.1	Company as a lessee

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease.

A lease is classified at the inception date as a finance lease or operating leases.

A lease that transfers substantially all the risks and rewards incidental benefits relating to ownership to the Company is classified as a finance lease. Finance lease are capitalized at the inception of the lease at fair value of the leased property or, if lower, at the present value of minimum lease payments, with initial direct costs of the lessee being added to the asset, when applicable.

Finance lease payments are apportioned between finance charges and reduction of lease liability, so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of profit or loss.

The leased assets are depreciated over their useful lives. However, when there is no reasonable certainty that the Company will obtain ownership by the end of lease term, the asset is depreciated over the shorter of its estimated useful life or the lease term.

Operating lease payments are recognized as an expense in the statement of profit or loss on a straight-line basis over the lease term.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.19.	Treasury shares

Treasury shares are equity instruments that are repurchased, recognized at cost, and deducted from equity. No gain or loss is recognized in the statements of profit or loss upon purchase, sale, issue or cancellation of Company’s own equity instruments. Any difference between carrying amount and consideration is recognized in other capital reserves.

2.20.	Basic and diluted earnings (loss) per share

Basic earnings (loss) per share are calculated by dividing profit or loss attributable to controlling shareholders by the weighted average number of common shares outstanding during the period.

The only potential instruments convertible into shares that would affect the diluted earnings (loss) per share refers to stock options granted to certain directors and employees.

2.21.	Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts revenues, expenses, assets and liabilities and the accompanying disclosures, and the disclosures of contingent liabilities.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)
2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.21.	Significant accounting judgments, estimates and assumptions (Continued)

2.21.1	Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to carrying amounts of assets and liabilities within the next financial year, are described below.

The Company based its assumptions and estimates on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Allowance for doubtful accounts

Trade receivables are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is recorded based on the aging of the accounts receivable and also considering past loss experience, risk analysis of the client portfolio on an individual basis, guarantees obtained, settlement of debt agreements signed with clients and the collection probability. Management believes that the allowance for doubtful accounts is recorded for an amount considered sufficient to cover possible losses. The Company periodically reviews the balance of the allowance for doubtful accounts and makes adjustments when appropriate. Further details can be found in Note 5.

Impairment of non-financial assets

Impairment exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value in use. Fair value less cost to sell is calculated based on information available about similar assets sold or market prices less additional costs to dispose of the asset item. The calculation of value in use is based on discounted cash flow model, which does not include reorganization activities to which the Company has not yet committed or significant future investments that will improve the asset base of the object generating unit cash test. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, as well as expected future cash receipts and growth rate used for extrapolation purposes. Further details can be found in Notes 11 and 12.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.21.	Significant accounting judgments, estimates and assumptions (Continued)

2.21.1	Estimates and assumptions (Continued)

Provision for legal proceedings

Provisions are recorded for tax, civil and labor contingencies. Assessment of the probability of loss includes the assessment of available evidence, hierarchy of laws, most recent court rulings and their relevance in the legal system, as well as the opinion of internal and external legal counsels. The provisions are periodically reviewed and adjusted to take into consideration changes in circumstances such as applicable statutes of limitation, conclusions of tax audits or additional exposures identified based on new issues or court decisions. Actual settlement of claims involving these estimates may result in amounts different from those estimated, due to the degree of judgement involved. The Company reviews its estimates and assumptions at least on an annual basis. Further details can be found in Note 21.

Provision for landfill closure

The Company recognized a decommissioning liability for landfill closure at the present value of expected costs to settle the obligation using estimated cash flows. In determining the fair value of the provision, assumptions and estimates are made in relation to discount rates, the expected cost for landfill closure and future maintenance of the site and the expected timing of those costs. Further details can be found in Note 20.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.21.	Significant accounting judgments, estimates and assumptions (Continued)

2.21.2	Estimates and assumptions (Continued)

Tax

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be used. Management’s significant judgment is required so as to determine the amount of deferred tax assets amount than can be recognized based upon the likely and level of future taxable profit, together with future tax planning strategies. Further details can be found in Note 23.

Fair value measurement of stock option

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. Further details can be found in Note 22.3.

2.22.	New and amended standards and interpretations

The Company adopted, for the first time, certain standards and amendments effective for annual periods beginning on or after January 1, 2017. The Company decided not to early adopt any other standard, interpretation or amendments that had been issued but is not yet effective.

The nature and impact of each of the new standards and amendments are described below:

2.22.1	Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative

The amendments require entities to provide disclosure of changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). The Company has provided the information in Note 34.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.22.	New and amended standards and interpretations (Continued)

2.22.2	Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrealized Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The Company applied the amendments retrospectively. However, the application of these amendments has no impact on its financial position and performance because the Company has no deductible temporary differences or assets that are within the scope of these amendments.

2.22.3	Annual Improvements 2014-2016 Cycle

Amendments to IFRS 12 - Disclosure of Interests in Other Entities: Clarification of the scope of disclosure requirements in IFRS 12

The amendments clarify that the disclosure requirements in IFRS 12, other than those set out in paragraphs B10-B16, apply to an entity’s interests in a subsidiary, a joint venture or associate (or a portion of its interest in a joint venture or in an associate) that are classified (or included in a group of assets in respect of a sale that is classified) as held for sale.

As at 31 December 2017, the Company had classified its interest in some associates as held for sale (see Note 10.2), and it included in that footnote all the disclosure requirements in IFRS 12.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.23.	Pronouncements issued, but not yet effective as of December 31, 2017

2.23.1	IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, that replaces IAS 39 - Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required, but providing comparative information is not mandatory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Company plans to adopt the new standard on the required effective date and will not restate comparative information. During 2017, the Company performed an assessment of the potential impacts of the application of IFRS 9 in its consolidated financial statements. This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available in 2018.

The following is a summary of the Company’s assessment:

a)	Classification and measurement

The Company does not expect a significant impact on its statement of financial position or equity on applying the classification and measurement requirements of IFRS 9. The evaluations were carried out using the criterion of payments only of principal and interest (SPPI test) and verification of the business model adopted by the Company to manage its financial assets.

The Company expects to continue measuring at fair value all financial assets currently held at fair value. Trade accounts receivable are held to collect the contractual cash flows representing solely payments of principal and interest. The Company analyzed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortized cost measurement under IFRS 9. Therefore, reclassification of these instruments is not required.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.23.	Pronouncements issued, but not yet effective as of December 31, 2017 (Continued)

2.23.1	IFRS 9 Financial Instruments (Continued)

b)	Impairment

IFRS 9 requires the Company to record expected credit losses on all its financial assets measured at amortized cost and at fair value through other comprehensive income, on either a 12-month or lifetime basis, when applicable.

The Company performed an assessment by segregating its financial assets based on their risk characteristics and counterpart, as follows: i) accounts receivable from private customers and ii) accounts receivable from public customers.

The Company will apply the simplified approach and record lifetime expected losses on all its accounts receivable from customers. The Company carried out a historical study of the behavior of the portfolio, creating a risk matrix by age range. As a result, a R$2 million reversal is expected as a result of the application of the expected credit loss model, with the main factor being the new definition of the default term of the public sector.

c)	Hedge accounting

IFRS 9 introduces new requirements for hedge accounting, which aims to simplify current requirements and align hedge accounting with risk management, allowing a greater variety of derivative financial instruments to be considered as hedging instruments.

As of December 31, 2017, the Company does not hold any derivative instruments designated as hedges for accounting purposes.

2.23.2	IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014, amended in April 2016, and establishes a five-step model to account for revenues arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to receive in exchange for the transfer of goods or services to a customer.

The new revenue standard will replace all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.23.	Pronouncements issued, but not yet effective as of December 31, 2017 (Continued)

2.23.2	IFRS 15 Revenue from Contracts with Customers (Continued)

The Company plans to adopt the new standard on the required effective date (January 1, 2018) using the modified retrospective method. As a result, the Company will not apply the requirements of IFRS 15 to the comparative period presented.

(a)	Revenue From Services

The Company provides environmental services related to the collection, management, treatment and final disposal of waste. Services are rendered to public and private sector clients through identified and separate contracts with customers and consider performance obligations separately for each type of service rendered.

For service contracts, the Company estimates that there will be an impact from the adoption of IFRS 15 on revenue recognition for customers in the public and private sectors.

In preparing for the adoption of IFRS 15, the following considerations are presented:

(i)	Variable consideration – volume discount

The discounts granted related to quantities, types of waste (cardboard and plastic) delivered, and in a staggered way, the larger the volume of a waste is collected the greater the discount value in the unit price. This is because the Company may resell this waste to other customers.

Based on the assessment made on customer contracts containing discount clauses described above and, from analysis carried out, no impacts are expected.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.23.	Pronouncements issued, but not yet effective as of December 31, 2017 (Continued)

2.23.2	IFRS 15 Revenue from Contracts with Customers (Continued)

(ii)	Variable consideration – significant financial component

Receivables from public sector customers

Generally, public sector customers pay after the due date, and in some cases, payments may be as late as a year or more. In addition, under the current accounting policy, the Company does not segregate the financial component from revenue when there is a significant time lag between the provision of services and the receipt of consideration.

In accordance with IFRS 15, the Company must determine whether there is a significant financing component in its contracts. According to paragraph 60 of this standard, in determining the transaction price an entity shall adjust the amount of the consideration promised for the effects of the time value of money when a significant financing component is present. A significant financing component may exist independently if the promise of financing is expressly stated in the contract or implied in the terms of payment agreed by the parties to the contract. The Company should analyze if the payment period agreed by the parties to the contract (expressly or implicitly) provides the client or the entity with a significant financial benefit from the transfer of goods or services to the customer.

Based on the above, the Company performed an analysis to identify the existence of a significant financial component for public sector clients, since the average term of effective receipt for this client portfolio is approximately six months. The Company considered the average rate of 8.40% p.a. for the discount rate of 2017, which represents the discount rate usually applied by the Company to calculate the present value of its non-current assets and liabilities. When the Company adopts IFRS 15, the adjustments should reduce equity by approximately R$1,943.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.23.	Pronouncements issued, but not yet effective as of December 31, 2017 (Continued)

2.23.2	IFRS 15 Revenue from Contracts with Customers (Continued)

Advances received from customers

For some contracts entered into with customers, the Company receives advances before the service is rendered. According to the current accounting policy, the amounts related to these advances are presented under the account of customer advances in current liabilities. These balances are offset and transferred to the net revenue line, when the services are rendered, over an average period of four months.

In accordance with IFRS 15, the Company must determine whether there is a significant financing component in its contracts. However, the Company decided to use the practical expedient provided for in IFRS 15 paragraph 63 and will not adjust the amount promised for the effects of significant financing components in the contracts.

Reversal of revenue

The Company’s current policy is to recognize revenue as services are rendered. The period of measurement of these services is 30 days and the result of the measurement is sent to customers for approval. After measurements are approved customer are billed and, in cases where customers have not responded to measurements, revenue is recognized based on estimates or work performed (billing services). In the subsequent month, billing occurs after approval by customers. Revenues, not billed in the subsequent period, represent 3.52% of the value recognized through measurements, analyzing within a period of 60 days.

Under IFRS 15, the amount of the consideration may vary due to discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties or other similar items. The Company calculated the effects of discounts and rebates and, when the Company adopts IFRS 15, the adjustments should reduce equity by approximately R$1,948.

(b)	Revenue from sales of products

Revenues from sales of products refer to the sale of scrap, fuel gas, carbon credit, electric power. For this type of revenue, the Company treats each item as a separate performance obligation and recognizes the revenue from these performance obligations at the time the control of the asset is transferred to the customer, usually at the time of delivery of the goods. For these revenues, the Group did not identify any impact related to the adoption of IFRS 15.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.23.	Pronouncements issued, but not yet effective as of December 31, 2017 (Continued)

2.23.2	IFRS 15 Revenue from Contracts with Customers (Continued)

In summary, the impact of the adoption of IFRS 15 expected to be as follows:

Assets	Adjustments
Public sector customers	(a) ii	(1,943)
Reversal of revenues	(a) ii	(1,948)

Deferred income tax and social contribution -34%		1,323
Net impact on shareholders’ equity		(2,568)

Amendments to IFRS 10 and IAS 28:  Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Company does not expect the initial adoption of this standard to cause any impact in its financial statements.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.23.	Pronouncements issued, but not yet effective as of December 31, 2017 (Continued)

2.23.3	IFRS 2 Classification and Measurement of Share-based Payment Transactions – Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. These amendments do not have impacts on the share-based payment plans of the Company.

2.23.4	IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17.

The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, or a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.23.	Pronouncements issued, but not yet effective as of December 31, 2017 (Continued)

2.23.4	IFRS 16 Leases – (Continued)

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

The Company and its subsidiaries will assess the potential effects of adopting IFRS 16 on its consolidated financial statements throughout 2018.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

3.	Capital and financial risk management

The Company’s main objectives when managing capital are to safeguard its ability to continue as a going-concern, to provide returns to shareholders and maximize shareholder value, provide better cash management to ensure availability of credit lines in order to maintain liquidity, and obtain funds at the lowest cost possible.

The Company manages its capital structure based on the financial leverage ratio corresponding to net debt divided by total capital and adjustments are made considering changes in economic conditions. Net debt is defined as loans, financing, and debentures, less cash and cash equivalents and marketable securities. Total capital is defined as equity plus net debt.

There were no changes in the objectives, policies or processes for managing capital during the years ended December 31, 2017 and 2016.

	2017	2016	2015
		(Restated)	(Restated)

Loans and financing (Note 13)	385,514	26,697	84,310
Debentures (Note 14)	1,068,979	1,665,629	1,417,081
(-) Cash and cash equivalents (Note 4)	(84,687)	(31,083)	(47,793)
(-) Marketable securities	(42)	(14)	(36,264)
Net debt	1,369,764	1,661,229	1,417,334

Equity (capital deficiency)	(455,904)	(737,056)	(381,129)
Equity and net debt	913,860	924,173	1,036,205
Financial leverage ratio - %	150%	180%	137%

4.	Cash and cash equivalents

Cash and cash equivalents is as follows:

Description	2017	2016

Cash	170	110
Bank account	44,123	2,861
Bank Deposit Certificates (a)	40,394	28,112
Total	84,687	31,083

(a)
Refers to highly-liquid Bank Deposit Certificates (CDBs) under repurchase agreements with returns substantially tied to a variation ranging between 90.0% and 102.0% of the Brazilian Interbank Deposit Certificate (CDI) rate.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade accounts receivable

Description	2017	2016

Trade accounts receivable - billed	797,878	695,346
Trade accounts receivable - unbilled	168,949	179,465
	966,827	874,811
Carbon credits (a)	2,998	3,023
	969,825	877,834

( - ) Adjustment to present value (b)	(34,472)	-
( - ) Allowance for doubtful accounts (c)	(157,247)	(155,341)
Total	778,106	722,493

Current	669,237	716,791
Non-current	108,869	5,702

(a)
The Company entered into an agreement on June 17, 2015 with Nordic Environment Finance Corporation referring to the Clean Development Mechanism (MDL), whereby the biogas generated in a landfills burnt and transformed into carbon credits. The balances as of December 31, 2017 refers to credits generated in the current fiscal year and that the Company expects to realize in 2018.

(b)	The adjustment of long-term receivables to present value was calculated using a discount rate of 8.40% per year.
(c)	The allowance considers receivables past due for more than 360 days.

The aging of trade accounts receivable is as follows:

Description	2017	2016

Unbilled	168,949	179,465
Falling due	386,030	146,979
Overdue up to 30 days	56,067	72,000
Overdue from 31 to 60 days	26,403	53,277
Overdue from 61 to 90 days	30,232	59,034
Overdue from 91 to 180 days	65,569	121,657
Overdue from 181 to 360 days	79,328	93,931
Overdue for more than 360 days	157,247	151,491
Total	969,825	877,834

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade accounts receivable (Continued)

Changes in the allowance for doubtful accounts are as follows:

Description	2017	2016	2015

Opening balance	(155,341)	(168,210)	(183,385)
Additional allowance	(104,963)	(304,436)	(322,185)
Reversal of allowance	103,057	317,279	337,360
Transfer to discontinued operations	-	26	-
Closing balance	(157,247)	(155,341)	(168,210)

6.	Taxes recoverable

Description	2017	2016

Corporate income tax (IRPJ)	56,342	50,636
Social contribution tax on net profit (CSLL)	16,743	9,846
Social security contribution tax (INSS)	19,669	30,029
Integration program (PIS) / Social security financing (COFINS)/Social contribution tax	9,259	3,203
Withholding income tax (IRRF)	16,946	10,425
PIS/COFINS recoverable on acquisition of assets	13,099	8,173
Other	21,953	9,922
Total	154,011	122,234
Current	101,870	117,782
Non-current	52,141	4,452

For further information on the type and nature of the taxes that the Company is subject to, please see Note 17.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

7.	Other receivables

Description	2017	2016

Judicial deposits	9,887	6,791
Advances to employees	2,204	5,849
Accounts receivable from non-controlling interest (a)	10,334	19,125
Advances to suppliers	2,933	1,637
Dividends receivable	1,265	155
Prepaid expenses	7,165	7,356
Other	15,632	5,536
Total	49,420	46,449
Current	34,947	38,763
Non-current	14,473	7,686

(a)	Mainly relates to a receivable from Soma’s non-controlling shareholder, Corpus Saneamento e Obras Ltda.

8.	Related parties

8.1	Accounts receivable and payable

In the ordinary course of business the Company receives or loans cash to its associates as part of its cash management.

At December 31, 2017 and 2016, balances with associates are as follows:

	2017	2016
Assets
CGR Catanduva Centro Ger Resíduos Ltda.	-	595
Attend Ambiental	10,960	9,157
Other	3,558	-
Total	14,518	9,752

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related parties (Continued)

	2017	2016
Liabilities
Enc Energy Sgps, S.A.	-	1,000
Hulshof Participações Ltda (a)	37,349	-
Wilson Quintella Filho (a)	7,220	-
Angra Infra FIP (b)	37,884	-
Other	335	1,579
Total	82,788	2,579

(a)
On December 20, 2017, the Company signed a non-compete agreement and other covenants, with Hulshof Participações  (“Hulsholf”) and Wilson Quintella Filho (“Wilson”). In such agreement, the Company agreed to pay Hulshof a fee amounting to US$6,500 in connection with the services provided to assist in the identification, structuring and implementation of the Transaction and IPO of the Company. The agreement also establishes a non-compete fee to be paid to Wilson and Hulshof. in the amount of US$8,500 thousand (US$ 5,950 thousand Hulshof and US$ 2,550 thousand Wilson ) . The non-compete fee will be paid in 24 monthly instalments.

(b)	Refers to the put option exercised by Angra Infra FIP. Refer to Note 22.8.

8.2	Other related-party transactions

The Company conducts transactions under specific conditions and terms with related parties, as agreed between the parties, based on the type of operation. Thus, revenue and expenses from such transactions could be different from those conducted with third parties.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related parties (Continued)

8.2	Other related-party transactions (Continued)

Revenues and accounts receivable from related parties for waste management services provided, included under Revenue from services and Trade accounts receivable, respectively, are as follows:

	Revenues			Trade accounts receivable
	2017	2016	2015	2017	2016

CGR Catanduva Centro Ger. Resíduos Ltda.	-	247	298	-	507
Logística Ambiental de São Paulo – Loga	2,894	-	-	1,143	-
Attend Ambiental	64	69	-	12	94
Other	6	92	-	34	15
Total	2,964	408	298	1,189	616

Costs and accounts payable to related parties for waste management services provided, included under Cost of services and Trade accounts payable, respectively, are as follows:

	Costs of services			Trade accounts payable
	2017	2016	2015	2017	2016

Terrestre Ambiental Ltda.	3	55	5	8	-
Unidade de Tratamento de Resíduos S.A.	60	361	-	-	53
Logística Ambiental de São Paulo - Loga.	-	50	-	34	35
Attend Ambiental	2,457	1,350	-	2,045	1,349
Total	2,520	1,816	5	2,087	1,437

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related parties (Continued)

8.3	Interest expense and balance of debentures

As mentioned in Note 14, the Company has debentures issued held by its shareholder BTG Pactual, as follows:

	Financial expenses			Debt
Related parties	2017	2016	2015	2017	2016

Debentures	(117,879)	(134,062)	(110,511)	419,236	906,729
Private Debt Acknowledgment Instrument	(1,275)	-	-	357,789	-

8.4	Key management personnel compensation

Key management personnel compensation of the Company is as follows:

Description	2017	2016	2015

Salaries and social security charges	7,300	6,999	5,643
Bonuses and social security charges	6,854	6,124	2,068
Stock options	6,197	28,937	9,151
Total compensation	20,351	42,060	16,862

The compensation of key management personnel of the Company includes salaries and bonuses, vacation benefits and 13th monthly salary pay, social security contribution tax (INSS), unemployment compensation fund (FGTS), variable compensation program and stock options.

The Company does not offer any additional post-employment benefit to its employees, and does not offer other addition benefits.

Balances payable to the Company’s key management personnel are recorded under Labor payable.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

9.	Business combination

The Company holds an ownership interest of 50% in CGR Catanduva – Centro de Gerenciamento de Resíduos Ltda. (“Catanduva”), through its subsidiary Geo Vision Soluções Ambientais e Energia S.A. (“Geovision”), which, prior to obtaining control as described below, was accounted for under the equity method. On January 2, 2017, the shareholders of Catanduva agreed to amend its articles of incorporation, as follows:

a)	Dissolution of the Board of Directors, which will be replaced by a CEO, a financial manager, a commercial manager and an operational manager;

b)	The CEO will be appointed by Geovision.

These amendments were effective on May 31, 2017. As a result of the amendments, the Company obtained control of Catanduva, through the ability to direct its relevant activities and affect its returns. Upon obtaining control the Company applied IFRS 3 – Business Combinations.

The Company has elected to measure the non-controlling interests in the acquiree at the proportionate share of the fair value of net identifiable assets acquired.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

9.	Business combination (Continued)

Fair value of assets acquired and liabilities assumed

The fair value of the identifiable assets and liabilities of Catanduva as of May 31, 2017 were as follows:

Fair value

ASSETS

Cash and cash equivalents	1,513
Accounts receivable	2,280
Taxes recoverable	3,025
Other credits	22
Property, plant and equipment	14,125
Intangible assets - customer relationship	2,195
Total assets	23,160

LIABILITIES

Trade payables	(296)
Loans and financing	(544)
Tax installments	(5,900)
Taxes payables	(1,858)
Other liabilities	(1,373)
Deferred taxes liability	(746)
Total liabilities	(10,717)

Total identifiable net assets at fair value	12,443

Non-controlling interests at the proportionate share of the value of net identifiable assets acquired (50% of net assets)	(6,221)

The Company did not incur any significant acquisition related costs.

The Company obtained control of Catanduva without transferring any consideration and with no changes in its percentage ownership, which was remeasured at fair value on the date when control was obtained, resulting in the recognition of a gain of R$724. Such gain was recognized in other operating expenses, net (Note 28).

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

9.	Business combination (Continued)

Catanduva contributed R$5,960 of net revenue and R$425 of profit before tax from continuing operations to the Company’s consolidated results for the year ended December 31, 2017. Had the combination taken place at the beginning of the year, consolidated net revenue from continuing operations contributed by Catanduva would have been R$10,348 and consolidated profit before tax from continuing operations would have been R$902.

10.	Investments and assets and liabilities held for sale

10.1	Investments

Investments are classified as follows:

Description	2017	2016

Investments	7,206	44,467
Goodwill on acquisition	-	70,185
Total investments	7,206	114,652

Presented below are the percentage ownership of the Company’s interest in associates and joint ventures and related key information as at December 31, 2017 and 2016.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

10.	Investments and assets and liabilities held for sale (Continued)

10.1.	Investments (Continued)

	December 31, 2017
	Interest held	Current assets	Non-current Assets	Current liabilities	Non-current Liabilities	Equity	Net revenue	Net income (loss)
Associates
Metropolitana Serviços Ambientais Ltda.	50.00%	5,100	10,764	1,078	373	14,413	-	(1,786)

	December 31, 2016
	Interest held	Current assets	Non-current Assets	Current liabilities	Non-current Liabilities	Equity	Net revenue	Net income (loss)
Associates
Logística Ambiental de São Paulo – Loga (a)	37.65%	106,582	180,851	169,914	73,175	44,344	476,195	26,153
Unidade de Tratamento de Resíduos - UTR S.A. (b)	54.00%	11,978	4,494	3,596	577	12,299	25,346	7,729
CGR - Catanduva Centro Ger. Resíduos Ltda. (c)	50.00%	3,465	14,956	7,439	2,188	8,794	10,355	426
Terrestre Ambiental Ltda. (a)	40.00%	8,236	24,835	4,985	8,106	19,980	39,890	(1,279)
ATTEND Ambiental Ltda. (a)	55.00%	10,143	38,342	43,635	925	3,925	28,639	159
Metropolitana Serviços Ambientais Ltda.	50.00%	5,208	8,609	278	379	13,160	-	(1,671)

(a)
As a result of the Company’s reorganization, on December 21, 2017, the interest in these companies were transferred to Latte Saneamento e Participações S.A. (“Latte”), a related party, whose shareholders are also shareholders of the Company.

(b)	On August 1, 2017, the activities of this company were discontinued.
(c)	On May 31, 2017, the Company became the controlling shareholder (refer to Note 9).

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

10.	Investments and assets and liabilities held for sale (Continued)

10.1.	Investments (Continued)

Changes in investments at December 31, 2017 are as follows:

	Balances at 12/31/2016	Capital contribution and future capital contribution	Share of profit of an associate	Dividends	Business Combination	Transfer of associates	Other	Balances at 12/31/2017
Associates
Logística Ambiental de São Paulo – Loga (a)	16,697	-	-	-	-	(18,073)	1,376	-
Unidade de Tratamento de Resíduos - UTR S.A. (b)	6,643	-	(303)	-		-	(6,340)	-
CGR - Catanduva Centro Ger. Resíduos Ltda. (c)	4,396	-	176	-	(4,572)	-	-	-
Terrestre Ambiental Ltda. (a)	7,995	-	-	-	-	(8,098)	103	-
ATTEND Ambiental Ltda. (a)	2,158	-	-	-	-	(2,842)	684	-
Metropolitana Serviços Ambientais Ltda.	6,578	1,026	(893)	-	-	-	495	7,206
Total investments	44,467	1,026	(1,020)	-	(4,572)	(29,013)	(3,682)	7,206

Goodwill on investment acquisition	70,185	-	-	-	-	(71,117)	932	-
Total	114,652	1,026	(1,020)	-	(4,572)	(100,130)	(2,750)	7,206

(a)
As a result of the Company’s reorganization, on December 21, 2017, the interest in these companies were transferred to Latte Saneamento e Participações S.A. (“Latte”), an entity controlled by the Company shareholders prior to the reorganization, for no consideration. In addition, an account receivable for an amount of R$3 was also transferred to such shareholders. As a result, the Company recorded the transaction as a distribution to its shareholders in equity for an amount of R$103,203, representing the carrying amount of these investments and the account receivable.

(b)	On August 1, 2017, the activities of this company were discontinued.
(c)	On May 31, 2017, the Company became the controlling shareholder (refer to Note 9).

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

10.	Investments and assets and liabilities held for sale (Continued)

10.1.	Investments (Continued)

Changes in investments at December 31, 2016 are as follows:

	Balances at 12/31/2015	Capital contribution and future capital contribution	Share of profit of an associate	Dividends	Other	Balances at 12/31/2016
Associates
Logística Ambiental de São Paulo – Loga	9,002	-	9,848	(2,153)	-	16,697
Unidade de Tratamento de Resíduos - UTR S.A.	5,061	-	4,174	(2,592)	-	6,643
CGR - Catanduva Centro Ger. Resíduos Ltda.	4,346	-	213	(180)	17	4,396
Terrestre Ambiental Ltda.	8,508	-	(511)	-	(2)	7,995
Attend Ambiental Ltda.	2,071	-	87	-	-	2,158
Metropolitana Serviços Ambientais Ltda.	2,266	4,916	(836)	-	232	6,578
	31,254	4,916	12,975	(4,925)	247	44,467
Goodwill on investments acquisition	73,008	-	(2,823)	-	-	70,185
Total	104,262	4,916	10,152	(4,925)	247	114,652

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

10.	Investments and assets and liabilities held for sale (Continued)

10.1.	Investments (Continued)

Changes in investments at December 31, 2015 are as follows:

	Balances at 12/31/2014	Share of profit of an associate	Dividends	Amortization	Other	Corporate restructuring	Balances at 12/31/2015
Associates
Logística Ambiental de São Paulo – Loga	9,227	5,293	(5,518)	-	-	-	9,002
Unidade de Tratamento de Resíduos - UTR S.A.	6,475	4,623	(6,037)	-	-	-	5,061
CGR - Catanduva Centro Ger. Resíduos Ltda.	3,707	657	-	-	(18)	-	4,346
Terrestre Ambiental Ltda.	7,948	1,565	(999)	-	(6)	-	8,508
Attend Ambiental Ltda.	1,739	332	-	-	-	-	2,071
Metropolitana Serviços Ambientais Ltda.	4,879	(1,385)	-	-	(1,228)	-	2,266
	33,975	11,085	(12,554)	-	(1,252)	-	31,254
Goodwill on investments acquisition	73,656	-	-	(648)	-	-	73,008
	107,631	11,085	(12,554)	(648)	(1,252)	-	104,262

In 2015 and 2016 the Company jointly with another party, owned a consortium, Consórcio Soma – Soluções em Meio Ambiente, through which it provided urban cleaning and street sweeping services to the municipality of São Paulo. The Company’s participation in the consortium was accounted for as joint operation. In 2017, the Company transferred substantially all of the assets and liabilities of the consortium to a newly created entity, SPE Soma Soluções em Meio Ambiente Ltda, which as of December 31, 2017 is a consolidated subsidiary of the Company.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

10.	Investments and assets and liabilities held for sale (Continued)

10.2.	Discontinued operations

Discontinued operations are comprised by:

	2017	2016	2015
a) Income Statements
Doña Juana (10.2.1)	687	41	(4,521)

Total	687	41	(4,521)

b) Assets	6,580
Leccaros (10.2.2)		-	-

b) Liabilities
Doña Juana (10.2.1)	23,787	24,220	17,903

10.2.1.	Doña Juana

At December 31, 2016, the Company classified Doña Juana as an asset held for sale in accordance with IFRS 5. After the investment in Doña Juana was classified as held for sale, the Company accounts for such investment under the equity method in accordance with IAS 28. (see Note 1.3.2). After USA Global made the first payment to us for Doña Juana, the composition of Doña Juana’s management completely changed such that the Company ceased to control the entity.

For the years ended December 31, 2017, 2016 and 2015, Doña Juana’s profit or loss for the year was as follows:

	2017	2016	2015

Revenue from services rendered	69,384	52,000	78,129
Cost of services	(56,384)	(38,807)	(52,937)
Gross profit	13,000	13,193	25,192

General and administrative expenses	(5,904)	(4,856)	(12,789)
Other operating income (expenses)	(1,707)	(1,253)	(6,096)
Finance income (costs)	(4,083)	(6,076)	(10,277)
Current and deferred income and social contribution taxes	41	(927)	(551)
Profit (loss) for the year (a)	1,347	81	(4,521)

(a)
As described in the note 1.3, investment in Doña Juana ceased being consolidated in 2016 and was accounted for under the equity method. The Company’s share of profits for the years ended December 31, 2017 and 2016 included in discontinued operations was R$687 and R$41.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

10.	Investments and assets and liabilities held for sale (Continued)

10.2.	Discontinued operation (Continued)

10.2.1.	Doña Juana (Continued)

Main classes of assets and liabilities of Doña Juana classified as held for sale at December 31, 2017 and 2016 are as follows:

	2017	2016
Assets
Current assets
Cash and cash equivalents	3,092	1,416
Trade accounts receivable	7,581	8,152
Taxes recoverable	436	198
Advances to suppliers	4,305	4,567
Other current assets	2,818	4,330
Total current assets	18,232	18,663

Non-current assets
Property, plant and equipment	8,862	8,573
Intangible assets	6,821	6,304
Other current assets	49	1,244
Total non-current assets	15,732	16,121
Total assets	33,964	34,784

	2017	2016
Liabilities
Current liabilities
Loans and financing	29,714	33,846
Trade accounts payable	21,481	22,573
Labor payable	863	833
Tax liabilities	6,010	10,072
Other current liabilities	10,367	3,468
Total liabilities	68,435	70,792

Non-current liabilities

Capital	6,858	6,858
Accumulated losses	(41,329)	(42,866)
Total equity	(34,471)	(36,008)
Total liabilities and equity	33,964	34,784

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

10.	Investments and assets and liabilities held for sale (Continued)

10.2.	Discontinued operation (Continued)

10.2.1.	Doña Juana (Continued)

Net cash flows incurred by Doña Juana are as follows:

	2017	2016	2015

Operating activities	27,404	26,477	(2,221)
Investing activities	(17,675)	(14,216)	665
Financing activities	(8,053)	(13,115)	4,191
Net cash generated/(used)	1,676	(854)	2,635

a)	The breakdown of the investment in Doña Juana is as follows:

	2017	2016

Doña Juana’s equity	(34,471)	(36,008)

Investment - Estre Ambiental - 51% (interest)	(17,580)	(18,364)
Advances received	(6,207)	(5,856)
Total	(23,787)	(24,220)

10.2.2	Disposal of interest in Leccaros Participações S.A.

On April 23, 2018, the Company completed the sale of its 50% interest in Leccaros Participações S.A. (“Leccaros”), for a total selling price of R$22,067, of which R$10,000 in cash was received upon closing the transaction and R$12,067 will be received in 12 equal monthly instalments. Leccaros owned a single asset represented by a land located in São Paulo state and did not have any operations. The net assets of Leccaros as of December 31, 2017, amounted to R$6,566 (R$3,283 attributable to equity holders of the parent). The transaction resulted in a gain on sale of R$37,567 (gain of R$18,784 attributable to equity holders of the parent).

As of December 31, 2017, the Company classified its investment in Leccaros as an asset held for sale.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

11.	Property, plant and equipment

				Net
Description	Weighted average rate p.a. %	Costs	Accumulated depreciation	2017	2016	2015
					(Restated)	(Restated)
Landfills - land and implementation of cells (a)	8.00%	599,985	(317,330)	282,655	283,572	279,857
Buildings and facilities	5.27%	186,661	(63,147)	123,514	127,308	127,897
Biogas burning facilities	5.00%	9,212	(2,530)	6,682	7,185	7,173
Operating equipment	9.03%	221,726	(104,555)	117,171	108,897	93,385
Furniture and fixtures	10.20%	9,438	(5,809)	3,629	3,917	4,188
Computers and peripherals	16.95%	11,367	(8,720)	2,647	3,113	3,832
Vehicles	16.14%	309,513	(239,795)	69,718	88,895	103,038
Aircraft	7.52%	16,791	(7,600)	9,191	10,456	11,723
UVR - Waste recovery unit	7.52%	60,963	(22,930)	38,033	42,375	46,958
Other property, plant and equipment	14.93%	485	(396)	89	119	1,341
Advances to suppliers	-	4,743	-	4,743	5,177	-
Construction in progress (b)	-	31,379	-	31,379	13,439	12,381
Total		1,462,263	(772,812)	689,451	694,453	691,773

(a)
Land intended for landfills and respective buildings are subject to depletion and depreciation calculated based on the usage volume of the landfill. In 2017, depletion and depreciation weighted average rates were 8.00% p.a. (11.54% p.a. for 2016 and 11.46% 2015) Landfills include decommissioning cost as explained in Note 20.

(b)	Construction in progress refers basically to the acquisition of the Waste Sorting Machine (Tyrannosaurus) of R$12,804 and acquisition of Turbines and Energy Generators for R$13,044.

Guarantee

Financing of property, plant and equipment of subsidiaries are secured by Estre Brazil’s guarantee. Project financing is subject to additional bank guarantee and financing of machinery and equipment items are guaranteed by lien on assets and finance leases.

Useful lives of property, plant and equipment

The Company reviews the estimated useful lives of property, plant and equipment items at the end of each reporting period, based on the estimated useful lives of the assets reviewed, according to internally prepared technical appraisal reports.

Finance lease agreements

The net carrying amount of property, plant and equipment under finance lease agreements at December 31, 2017 and 2016 was R$17,280 and R$6,540, respectively.

Impairment test for cash generating units

Management annually reviews the net carrying amount of assets in order to assess events or changes in economic, operating or technological circumstances that may indicate deterioration or impairment. When such evidence is identified and carrying amount exceeds recoverable amount, a provision for impairment is recorded to adjust the carrying amount to the recoverable amount.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

11.	Property, plant and equipment (Continued)

Changes in property, plant and equipment for the years 2017 and 2016 were as follows:

	December 31, 2016 (restated)	Additions	Write-offs	Impairment	Transfer		Additions related to business combination (a)	December 31, 2017
Costs
Landfills (land and implementation of cells)	592,092	83,843	(52,170)	(33,110)	(6,580	) (b)	15,910	599,985
Buildings	180,179	7,247	(323)	(1,107)	-		665	186,661
Biogas burning facilities	9,255	-	-	(43)	-		-	9,212
Operating equipment	191,545	13,787	(557)	(1,742)	17,627		1,066	221,726
Furniture and fixtures	8,878	477	(10)	(87)	-		180	9,438
Computers and peripherals	10,579	815	(4)	(131)	-		108	11,367
Vehicles	300,422	12,965	(3,751)	(493)	-		370	309,513
Aircraft	16,791	-	-	-	-		-	16,791
UVR - Waste recovery unit	60,700	263	-	-	-		-	60,963
Other property, plant and equipment	456	29	-	-	-		-	485
Advances to suppliers	5,177	1,896	(2,293)	(37)	-		-	4,743
Construction in progress	13,439	35,567	-	-	(17,627)		-	31,379
Total costs	1,389,513	156,889	(59,108)	(36,750)	(6,580)		18,299	1,462,263
Depreciation
Landfills (land and implementation of cells)	(308,520)	(48,026)	39,966	1,228	-		(1,978)	(317,330)
Buildings	(52,871)	(10,441)	16	150	-		(1)	(63,147)
Biogas burning facilities	(2,070)	(468)	-	8	-		-	(2,530)
Operating equipment	(82,648)	(23,033)	462	667	-		(3)	(104,555)
Furniture and fixtures	(4,961)	(898)	5	49	-		(4)	(5,809)
Computers and peripherals	(7,466)	(1,367)	2	120	-		(9)	(8,720)
Vehicles	(211,527)	(31,631)	3,267	96	-		-	(239,795)
Aircraft	(6,335)	(1,265)	-	-	-		-	(7,600)
UVR - Waste recovery unit	(18,325)	(4,605)	-	-	-		-	(22,930)
Other property, plant and equipment	(337)	(59)	-	-	-		-	(396)
Total depreciation	(695,060)	(121,793)	43,718	2,318	-		(1,995)	(772,812)
Total property, plant and equipment, net	694,453	35,096	(15,390)	(34,432)	(6,580)		16,304	689,451

(a)	Refers to PP&E of Catanduva, which the Company started consolidating starting on May 31, 2017 (refer to Note 9).
(b)	Refers to the transfer of Leccaro’s assets previously consolidated to assets held for sale (refer to Note 10.2)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

11.	Property, plant and equipment (Continued)

	December 31, 2015 (Restated)	Additions	Write-offs (b)	Transfer	December 31, 2016 (Restated)
Costs
Landfills (land and implementation of cells)	520,586	18,612	(1,556)	54,450	592,092
Buildings	171,387	1,727	(986)	8,051	180,179
Biogas burning facilities	8,795	-	-	460	9,255
Operating equipment	157,369	12,673	(1,319)	22,822	191,545
Furniture and fixtures	8,414	272	(1)	193	8,878
Computers and peripherals	10,020	127	(1)	433	10,579
Vehicles	273,443	6,540	(1,847)	22,286	300,422
Aircraft	16,791	-	-	-	16,791
UVR - Waste recovery unit	60,700	-	-	-	60,700
Other property, plant and equipment	456	-	(69)	69	456
Advances to suppliers	-	21,924	-	(16,747)	5,177
Construction in progress (a)	12,381	93,105	(30)	(92,017)	13,439
Total costs	1,240,342	154,980	(5,809)	-	1,389,513
Depreciation
Landfills (land and implementation of cells)	(240,729)	(68,359)	568	-	(308,520)
Buildings	(43,490)	(9,740)	359	-	(52,871)
Biogas burning facilities	(1,622)	(448)	-	-	(2,070)
Operating equipment	(63,984)	(19,144)	480	-	(82,648)
Furniture and fixtures	(4,226)	(735)	-	-	(4,961)
Computers and peripherals	(6,188)	(1,278)	-	-	(7,466)
Vehicles	(170,405)	(41,795)	673	-	(211,527)
Aircraft	(5,068)	(1,267)	-	-	(6,335)
UVR - Waste recovery unit	(13,742)	(4,583)	-	-	(18,325)
Other property, plant and equipment	885	(1,257)	35	-	(337)
Total depreciation	(548,569)	(148,606)	2,115	-	(695,060)
Total property, plant and equipment, net	691,773	6,374	(3,694)	-	694,453

(a)	Construction in progress refers basically to landfill cell projects of the Company and its subsidiaries.
(b)	Mainly related to assets write-off as a result of the investigation described in Note 1.5.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

11.	Property, plant and equipment (Continued)

	December 31, 2014 (Restated)	Additions	Write-offs (b)	Transfer	December 31, 2015 (Restated)
Costs
Landfills (land and implementation of cells)	447,969	25,842	(11,997)	58,772	520,586
Buildings	161,839	3,081	-	6,467	171,387
Biogas burning facilities	8,795	-	-	-	8,795
Operating equipment	156,135	3,290	(7,781)	5,725	157,369
Furniture and fixtures	7,938	311	(154)	319	8,414
Computers and peripherals	8,871	125	(205)	1,229	10,020
Vehicles	260,868	11,865	(156)	866	273,443
Aircraft	16,791	-	-	-	16,791
UVR - Waste recovery unit	60,700	-	-	-	60,700
Other property, plant and equipment	450	-	-	6	456
Advances to suppliers	727	-	-	(727)	-
Construction in progress (a)	3,904	89,441	(8,307)	(72,657)	12,381
Total costs	1,134,987	133,955	(28,600)	-	1,240,342
Depreciation
Landfills (land and implementation of cells)	(181,657)	(59,706)	634	-	(240,729)
Buildings	(38,846)	(4,644)	-	-	(43,490)
Biogas burning facilities	(1,178)	(444)	-	-	(1,622)
Operating equipment	(57,854)	(7,226)	1,096	-	(63,984)
Furniture and fixtures	(3,534)	(714)	22	-	(4,226)
Computers and peripherals	(4,857)	(1,360)	29	-	(6,188)
Vehicles	(138,243)	(32,184)	22	-	(170,405)
Aircraft	(3,801)	(1,267)	-	-	(5,068)
UVR - Waste recovery unit	(9,161)	(4,581)	-	-	(13,742)
Other property, plant and equipment	(240)	(46)	1,171	-	885
Total depreciation	(439,371)	(112,172)	2,974	-	(548,569)
Total property, plant and equipment, net	695,616	21,783	(25,626)	-	691,773

(a)	Construction in progress refers basically to landfill cell projects of the Company and its subsidiaries.
(b)	Mainly related to assets write-off as a result of the investigation described in Note 1.5.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

12.	Intangible assets

At December 31, 2017 and 2016, the breakdown of intangible assets is as follows:

				2017	2016
Description	Useful life (months)	Cost	Accumulated amortization/impairment	Net	Net

Software	60	48,857	(20,625)	28,232	9,794
Other intangible assets		44,688	(6,638)	38,050	13,983
Customer relationship	(a)	132,886	(102,078)	30,808	36,154
Licenses	(a)	24,705	-	24,705	24,705
Goodwill on acquisitions	-	469,196	(2,753)	466,443	469,196
Total		720,332	(132,094)	588,238	553,832

(a)
The Company engaged a valuation specialist to determine the fair value of identifiable intangible assets, consisting mainly of customer relationships, which are subject to amortization based on the contractual conditions set forth in each case.

Changes in intangible assets for 2017,2016 and 2015 are as follows:

	December 31, 2016	Additions	Write-Offs	Impairment	December 31, 2017
Costs
Software	22,893	26,879	(915)	-	48,857
Other intangible assets	20,621	24,067	-	-	44,688
Customer relationship	130,690	2,196	-	-	132,886
Projects in progress	24,705	-	-	-	24,705
Goodwill on acquisitions	469,196	-	-	(2,753)	466,443
	668,105	53,142	(915)	(2,753)	717,579
Amortization
( - ) Software	(13,099)	(7,710)	184	-	(20,625)
( - ) Other intangible assets	(6,638)	-	-	-	(6,638)
Customer relationship	(94,536)	(7,542)	-	-	(102,078)
Total amortization	(114,273)	(15,252)	184	-	(129,341)
Total intangible assets, net	553,832	37,890	(731)	(2,753)	588,238

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

12.	Intangible assets (Continued)

	December 31, 2015	Additions	Impairment	December 31, 2016
Costs
Software	15,380	7,513	-	22,893
Other intangible assets	20,621	-	-	20,621
Customer relationship	130,690	-	-	130,690
Projects in progress	24,705	-	-	24,705
Goodwill on acquisitions	513,986	-	(44,790)	469,196
	705,382	7,513	(44,790)	668,105
Amortization
( - ) Software	(9,940)	(3,159)	-	(13,099)
( - ) Other intangible assets	(6,638)	-	-	(6,638)
Customer relationship	(81,679)	(12,857)	-	(94,536)
Total amortization	(98,257)	(16,016)	-	(114,273)
Total intangible assets, net	607,125	(8,503)	(44,790)	553,832

	December 31, 2014	Additions	Impairment	Transfer	December 31, 2015
Costs
Software	15,329	50	-	1	15,380
Other intangible assets	13,456	6,633	-	532	20,621
Customer relationship	139,838	-	-	(9,148)	130,690
Projects in progress	23,861	-	-	844	24,705
Goodwill on acquisitions	528,828	-	(14,842)	-	513,986
	721,312	6,683	(14,842)	(7,771)	705,382
Amortization
( - ) Software	(8,594)	(1,351)	-	5	(9,940)
( - ) Other intangible assets	-	(6,633)	-	(5)	(6,638)
Customer relationship	(62,360)	(27,090)	-	7,771	(81,679)
Total amortization	(70,954)	(35,074)	-	7,771	(98,257)
Total intangible assets, net	650,358	(28,391)	(14,842)	-	607,125

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

12.	Intangible assets (Continued)

12.1	Impairment test for cash generating units

A cash generating unit (“CGU”) is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Historically, the acquisitions that generated such goodwill balances were mainly related to the expansion and development of business in different regions, such as the acquisition of Resicontrol, with operations in the city of Tremembé, CTR Itaboraí, with operations in Rio de Janeiro state, Grupo Viva, with operations in the states of Bahia and Alagoas, and Grupo Geo Vision, in the city of Ribeirao Preto.

The operation and cash generation of such CGUs is directly related to the services rendered on each geographical region that consist in an integrated operation and, as such, are tested for impairment as separate CGUs, considering the geographical aspect inherent to the respective service and the lack of interrelation and synergies among the operations for the different CGUs.

For impairment testing purposes, goodwill arising from business combinations was allocated to the CGU, as of December 31, 2017, 2016 and 2015 as follows:

December 31, 2017

CGU	Projection period	Discount rate	Perpetuity	Assets of CGU	Goodwill tested for impairment	Carrying amount of CGU tested for impairment	Value in use	Goodwill impairment charge	Assets impairment charge	Goodwill balance

Grupo Geo Vision	01/01/18 to 12/31/22	15.20%	7.00%	180,728	242,803	423,531	477,855	(314)	(90)	242,489
Resicontrol	01/01/18 to 12/31/22	15.20%	7.00%	53,992	87,639	141,631	267,109	-	-	87,639
Grupo Viva	01/01/18 to 12/31/22	15.20%	7.00%	235,557	136,315	371,872	484,793	-	-	136,315
CTR Itaboraí	01/01/18 to 12/31/22	15.20%	7.00%	41,420	2,439	43,859	(11,956)	(2,439)	(34,342)	-
TOTAL				511,697	469,196	980,893	1,217,801	(2,753)	(34,432)	466,443

December 31, 2016

CGU	Projection period	Discount rate	Perpetuity	Assets of CGU	Goodwill tested for impairment	Carrying amount of CGU tested for impairment	Value in use	Goodwill impairment charge	Goodwill balance

Grupo Geo Vision	01/01/17 to 12/31/21	18.80%	8.00%	142,722	242,803	385,525	455,870	-	242,803
Resicontrol	01/01/17 to 12/31/21	17.60%	8.00%	92,945	87,639	180,584	196,631	-	87,639
Grupo Viva	01/01/17 to 12/31/21	18.95%	8.00%	135,473	136,315	271,788	416,694	-	136,315
CTR Itaboraí	01/01/17 to 12/31/21	17.90%	8.00%	25,728	47,229	72,957	28,167	(44,790)	2,439
TOTAL				396,868	513,986	910,854	1,097,362	(44,790)	469,196

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

12.	Intangible assets (Continued)

12.1	Impairment test for cash generating unit (Continued)

December 31, 2015

CGU	Projection period	Discount rate	Perpetuity	Assets of CGU	Goodwill tested for impairment	Carrying amount of CGU tested for impairment	Value in use	Goodwill impairment charge	Goodwill balance

Grupo Geo Vision	01/01/16 to 12/31/20	18.75%	8.00%	68,700	242,803	311,503	394,157	-	242,803
Resicontrol	01/01/16 to 12/31/20	19.20%	8.00%	84,492	91,693	176,185	172,131	(4,054)	87,639
Grupo Viva	01/01/16 to 12/31/20	20.55%	8.00%	34,690	136,315	171,005	377,143	-	136,315
CTR Itaboraí	01/01/16 to 12/31/20	18.20%	8.00%	26,818	58,017	84,835	74,047	(10,788)	47,229
TOTAL				214,700	528,828	743,528	1,017,478	(14,842)	513,986

The recoverable amount of the cash generating units shown above was computed based on the calculation of the value in use, considering cash flow projections from financial budgets approved by the board of directors, discounted to present value.

Considerations for the calculation of value in use:

a)	Currency: Brazilian Reais (BRL);
b)	Direct taxes: taxes on gross revenue applicable to the Company’s operations were considered;
c)	Financial projections are presented in nominal terms, i.e., considering the estimated inflation over the projected period;
d)	Discount rate: calculated according to the WACC (Weighted Average Cost of Capital) methodology, before income taxes; and
e)	Projections: budget approved by the Board of Directors for January 1, 2018 to December 31, 2022.

Main assumptions used on the calculation of the value in use

•
Revenue Growth: is based on the observation of the historical behavior of each revenue line, as well as trends based on market analysis. Another factor that may impact operating revenue is the speed of recovery of the economy.

•
Evolution of the operating margin: it takes into account the historical margin, estimate of price correction, as well as the projects in progress with the objective of greater cost efficiency and revenue growth.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

12.	Intangible assets (Continued)

12.1	Impairment test for cash generating units (Continued)

Perpetuity growth rate after the cash flow calculation period on the long term view

The Perpetuity rate was obtained considering the follow assumptions:

a)	Long term inflation (IPCA); and
b)	Gross domestic product rate (GDP).

Discount Rate

The discount rate is calculated using the WACC (Weighted Average Cost of Capital) methodology, before income taxes. The WACC is the rate that a company is expected to pay on average to all its security holders to finance its assets. The WACC is commonly referred to as the firm’s cost of capital. The WACC represents the minimum return that a company must earn on an existing asset base to satisfy its creditors, owners, and other providers of capital, or they will invest elsewhere. Companies raise money from a number of sources: common stock, preferred stock, straight debt, convertible debt, exchangeable debt, warrants, options, pension liabilities, executive stock options, governmental subsidies, and so on. Different securities, which represent different sources of finance, are expected to generate different returns. The WACC is calculated taking into account the relative weights of each component of the capital structure. The more complex the company’s capital structure, the more laborious it is to calculate the WACC.

Inflation (IPCA)

Inflation was estimated considering inflation forecasts released by the main financial institutions of Brazil. The Brazilian Central Bank use to publish a research called Market Readout. On the Brazilian Central Bank Website we can find the complete long term forecast for several economic financial indicators.

As a result of the impairment test, the Company recognized impairment charges in the following cash generation units:

Description	2017	2016	2015
Água e Solo	404
CTR Itaboraí	36,781	44,790	10,788
Resicontrol	-	-	4,054

Total Impairment	37,185	44,790	14,842

From the total amount of R$37,185 related to the impairment for the fiscal year 2017, showed above, R$2,753 was recorded as an impairment of the goodwill, and R$34,432 was recorded as an impairment of PP&E (please refer to Note 11).

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

12.	Intangible assets (Continued)

12.1	Impairment test for cash generating units (Continued)

Sensitivity analysis

For the sensitive analysis of goodwill impairment, the Company considered the following variations (increases / decreases), expressed in percentage points (p.p) for the year ended December 31, 2017:

•	Increase in 0.5 p.p on the discount rate
•	Decrease in 1.0 p.p on the EBITDA margin for all periods projected, including in perpetuity
•	Decrease in 0.5 p.p on the growth rate in perpetuity

The sensitivity analysis indicated that the recoverable amount from each cash- generating unit would continue to be higher than its corresponding carrying amount.

13.	Loans and financing

Breakdown of loans and financing is as follows:

		Additional information	Annual charges	2017	2016

Working capital	Working capital	(a)	CDI + 2.0% p.a.	357,789	-
	Working capital		CDI + 0.05% p.m.	2,541
	Working capital	(b)	CDI + 7.0% p.a.	-	1
	Working capital	(b)	IPC + 7.0% p.a.	-	2,406
BNDES	FINAME	(c)	TJLP + 3.9% to 5.5% p.a.	1,496	4,538
	FINAME	(c)	TJLP + 10.30% to 12.9% p.a.	31	64
	FINAME	(c)	TJLP + 1.4% to 11.0% p.a.	-	-
	FINAME	(c)	TJLP + 1.0% to 12.9% p.a.	197	1,294
	FINAME	(c)	TJLP + 2.5% to 4.6% p.a.	2,643	6,239
	FINAME	(c)	TJLP + 5.1% to 9.0% p.a.	1,915	6,376
Lease	Lease	(d)	1.92% p.m to 13.60% p.m	18,902	-
	Lease	(d)	4.1% p.m. to 14.0% p.m.	-	5,779

Total loans and financing				385,514	26,697
Current				14,139	16,732
Non-current		(e)		371,375	9,965

(a)
On June 13, 2017, Estre and BTG Pactual executed a private debt acknowledgment instrument (Instrumento Particular de Confissão de Dívida) that progressively repealed and replaced the indenture governing the first issuance of debentures, and had substantially the same terms and conditions as those debentures. As part of Estre’s debt restructuring described in Note 1.2, Estre, the Company partially repaid the outstanding balance of these debentures and related debt acknowledgment instrument. For additional information, see note 14.

(b)	Loans raised for capital expenditure, new business acquisitions and other projects. Guarantees provided consist of receivables, promissory notes and shareholders’ collateral signatures.
In 2015, three credit lines were withdraw from Banco Original, amounting to a total of R$31,000, and from BIC Banco, amounting to R$20,000. These credit lines were fully settled in 2017.
(c)
Financing for investment in infrastructure and implementation of new waste treatment units and fleet renewal. The related assets are pledged as collateral in addition to the Company’s and shareholders’ collateral signatures.

(d)	Finance lease, guaranteed by the leased item.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

13.	Loans and financing (Continued)

The loans and financing repayment schedule at December 31, 2017 and 2016 was as follows:

Period	2017	2016

Through December 2019	1,709	5,548
Through December 2020	24,088	3,551
Through December 2021	40,005	866
Through December 2022	305,573	-
Total	371,375	9,965

Leases

Future minimum lease payments, under finance lease agreements together with the present value of net minimum lease payments are as follows:

	2017		2016
	Minimum payments	Present value of payments	Minimum payments	Present value of payments

Within one year	12,637	12,146	4,858	1,522
After one year, but before five years	37,406	37,019	12,405	3,057
Total minimum lease payments	50,043	49,165	17,263	4,579

Less amounts representing financial charges	(31,141)	-	(11,484)	-

Present value of minimum lease payments	18,902	49,165	5,779	4,579

During 2017 and 2016, the Company entered into financial lease agreements for certain vehicles.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

14.	Debentures

Description	Additional information	Annual charges	2017 (Non current)	2016 (Current)
1st issue	(a)	CDI + Interest from 2.0%	419,236	906,729
2nd issue	(b)	CDI + Interest from 2.0%	649,743	761,307
Borrowing costs	(c)		-	(2,407)
Total			1,068,979	1,665,629

14.1	1st issue of debentures

On June 27, 2011, the Company conducted its 1st issue of unsecured, subordinated debentures, not convertible into shares, with collateral and additional personal guarantee, for public distribution with restricted placement efforts, for the issue of 2,720 debentures, with a face value of R$250, fully paid by Banco BTG Pactual S.A., with semi-annual payments starting of September 2013 and final maturity on March 9, 2017.

The proceeds from the issue of these debentures were used to settle loans outstanding from Banco BTG Pactual.

In December 2012, the Company debenture holders agreed to adjust the interest rate to be charge in new issuances. Such interest rate was reduced and it is based on the CDI rate plus 2.95% spread per year.

During the years 2013 to 2016, the Company renegotiated the portions of principal maturing in September 2013, March 2014, September 2014, March 2015, September 2015, March 2016 and September 2016, which would be paid together with the remaining installments.

The debentures provide for accelerated maturity clauses should the following events take place: (i) corporate transactions (merger, spin-off etc.) carried out by the Company and its subsidiaries; (ii) disclosure of financial information; (iii) default in connection with transactions carried out with financial institutions; (iv) failure to meet financial ratios set forth in the transaction’s contractual terms; (v) payment of dividends and/or interest on equity exceeding R$45,000 and (vi) assets disposed of or given in guarantee to third parties whose individual or combined amounts exceed R$25,000. At December 31, 2016 and 2015, the Company failed to comply with the covenants related to the maintenance of certain financial ratios as well as failed to meet the principal repayment schedule. As of December 31, 2016 and 2015, the Company have not obtained the waiver of debenture holders therefore the debentures have been included as liabilities in the statement of financial position.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

14.	Debentures (Continued)

14.1	1st issue of debentures (Continued)

On August 10, 2017, Estre entered into a binding facility commitment letter with the holders of the debentures (1st and 2nd issuances) and related debt acknowledgment instrument, which provided for the restructuring of the existing debentures and related debt acknowledgment instrument through the prepayment of US$200 million, a partial debt write-down and the restructuring of the existing debentures. On December 7, 2017, Estre amended the binding facility commitment letter, pursuant to which the creditors agreed to amend the required prepayment to a defined range of the repayment of a minimum debt prepayment of US$100 million and a maximum debt prepayment of US$200 million.

On December 21, 2017, Estre completed the debt restructuring and prepaid R$199,086 of the outstanding amount. In addition, the debenture holders granted a haircut for an amount of R$49,772, corresponding to 25% of the prepaid amount. Such haircut was recorded as finance income.

As a result of the restructuring above, the outstanding debentures and related debt acknowledgment instrument bear interest at a rate of CDI plus 2.0% per annum, with payments of principal to be repaid semi-annually in 11 installments after a three-year grace period and maturing in 8 years. Interest is payable semi-annually after a grace period of two years on the debenture outstanding balance plus monthly compounded interest accrued over the first 18 months.

IAS 39 requires that a substantial modification of the terms of an existing financial liability, or a part of it, should be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The Company concluded that the net present value of the cash flows under the new terms of the refinanced debt, discounted at the original effective interest rate was below a 10% difference compared to the discounted present value of the remaining cash flows of the original debt instrument, therefore, the Company accounted for the debt restructuring as a debt modification.

14.2	2nd issue of debentures

On December 14, 2012, the Company completed its second issue of unsecured debentures, not convertible into shares, with collateral and additional personal guarantee, for public distribution with restricted placement efforts, for the issue of 3,000 debentures with a face value of R$250. The actual issuance was for 2,600 debentures. The debentures mature in five years and bear interest at the CDI rate plus of 2.60% p.a. Principal would be repaid semiannually, in seven installments beginning in December 2014.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

14.	Debentures (Continued)

14.2	2nd issue of debentures (Continued)

In 2015 and 2016, the Company renegotiated installments maturing June 2015, December 2015, June 2016 and December 2016, with payment in 2017.

The proceeds from the issue of the debentures were used to settle bank loans, to extend the debt maturities in working capital.

The debentures provides for accelerated maturity clauses should the following events take place: (i) corporate transactions (merger, spin-off etc.) carried out by the Company and its subsidiaries; (ii) disclosure of financial information; (iii) default in connection with transactions carried out with financial institutions; (iv) failure to comply with financial ratios set forth in the transaction’s contractual terms; (v) payment of dividends and/or interest on equity exceeding R$30,000 and (vi) assets disposed of or given in guarantee to third parties whose individual or combined amounts exceed R$100,000. As of December 31, 2016 and 2015, the Company failed to comply with the covenants relating to the maintenance of certain financial ratios as well as failed to meet the principal repayment schedule. As of December 31, 2016 and 2015, the Company had not obtained the waiver of debenture holders therefore the debentures were included as liabilities in the statement of financial position.

On August 10, 2017, Estre entered into a binding facility commitment letter with the holders of the debentures (1st and 2nd issuances) and related debt acknowledgment instrument, which provided for the restructuring of the existing debentures and related debt acknowledgment instrument through the prepayment of US$200 million, a partial debt write-down and the restructuring of the existing debentures. On December 7, 2017, Estre amended the binding facility commitment letter, pursuant to which the creditors agreed to amend the required prepayment to a defined range of the repayment of a minimum debt prepayment of US$100 million and a maximum debt prepayment of US$200 million.

On December 21, 2017, Estre completed the debt restructuring and prepaid R$166,881 of the outstanding amount. In addition, the debenture holders granted a haircut for an amount of R$41,720, corresponding to 25% of the prepaid amount. Such haircut was recorded as finance income.

As a result of the restructuring above, the outstanding debentures and related debt acknowledgment instrument bear interest at a rate of CDI plus 2.0% per annum, with payments of principal to be repaid semi-annually in 11 installments after a three-year grace period and maturing in 8 years. Interest is payable semi-annually after a grace period of two years on the debenture outstanding balance plus monthly compounded interest accrued over the first 18 months.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

14.	Debentures (Continued)

14.2	2nd issue of debentures (Continued)

IAS 39 requires that a substantial modification of the terms of an existing financial liability, or a part of it, should be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The Company concluded that the net present value of the cash flows under the new terms of the refinanced debt, discounted at the original effective interest rate was below a 10% difference compared to the discounted present value of the remaining cash flows of the original debt instrument, therefore, the Company accounted for the debt restructuring as a debt modification.

The breakdown of the debentures is as follows:

	1st issue	2nd issue	Transaction costs
Balances at 2015	773,190	651,472	(7,581)	1,417,081
Interest	133,539	109,835		243,374
Transaction costs	-	-	5,174	5,174
Repayment	-	-	-	-
Balances at 2016	906,729	761,307	(2,407)	1,665,629
Interest	117,879	97,037	-	214,916
Debt acknowledgement instrument	(356,514)	-	-	(356,514)
Transaction costs	-	-	2,407	2,407
Repayment	(199,086)	(166,881)	-	(365,967)
Discount	(49,772)	(41,720)	-	(91,492)
Balances at 2017	419,236	649,743	-	1,068,979

14.3	Transaction costs

Transaction costs were classified as a reduction of debt and are recognized in profit or loss under the effective interest rate method:

Description	2017	2016	2015

Transaction cost	(2,407)	(7,581)	(12,755)
Accumulated amortization	2,407	5,174	5,174
Transaction cost to be amortized	-	(2,407)	(7,581)

Current	-	(2,407)	(7,581)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

15.	Trade accounts payable

Description	2017	2016

Invoices payable	116,218	101,768
Services to be billed	9,808	5,230
Related parties	2,087	1,437
Total	128,113	108,435

The aging of trade accounts payable is as follows:

Description	2017	2016

Unbilled	9,808	5,230
Falling due	41,480	74,577
Overdue up to 30 days	41,291	12,097
Overdue from 30 to 60 days	6,987	1,713
Overdue from 31 to 90 days	6,749	2,479
Overdue from 91 to 180 days	10,366	1,472
Overdue from 181 to 360 days	4,487	1,219
Overdue for more than 360 days	6,945	9,648
Total	128,113	108,435

16.	Labor payable

Description	2017	2016

Salaries	14,227	16,015
Bonus and profit sharing payable	22,459	28,194
Social charges
FGTS	3,258	4,696
INSS – Social security	17,327	8,231
IRRF	2,879	2,585
Sundry taxes	7,622	462
Accrual for vacation pay and related charges	50,153	46,725
Total	117,925	106,908

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

17.	Tax liabilities

Description	2017	2016

PIS payable (a)	16,585	36,676
COFINS payable (a)	76,323	166,285
Service tax payable (b)	13,708	34,198
Withholding service tax payable	361	333
IRPJ payable (c)	12,200	58,688
CSLL payable (c)	2,728	26,765
PIS/COFINS/CSLL payable (d)	457	391
Installment payment of federal taxes (e)	16,544	99,034
Installment payment of taxes – PRT(f)	123,467	-
Installment payment of taxes – PERT(g)	243,849	-
Installment payment of local taxes (h)	21,537	574
Installment payment of taxes - Law No. 12996/14 Refis Copa (i)	12,597	105,385
Withholding INSS (j)	203	142
Withholding IRPJ (k)	569	329
Other taxes	24,161	2,575
Total	565,289	531,375
Current	169,505	295,279
Non-current	395,784	236,096

(a)
PIS and COFINS are taxes levied by the Brazilian federal government on gross revenues. The standard rates are 7.60% for PIS and 1.65% for COFINS applicable to entities declaring income tax and social contribution on the ‘actual profits’ basis. These amounts are invoiced to and collected from our customers and recognized as deductions to gross revenue (Note 24) against Tax liabilities, as we are acting as agents collecting these taxes on behalf of the government. PIS and COFINS taxes paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Taxes recoverable (Note 6) and on a monthly basis are offset against PIS and COFINS Tax payable, and presented net as the amounts are due to the same tax authority. Brazilian tax legislation allows smaller entities with less than R$78 million in annual gross revenues to opt to declare income taxes on the ‘presumed profits’ basis. These are subject to lower COFINS and PIS rates of 3.00% and 0.65%, respectively. However, PIS and COFINS taxes on purchases may not be claimed back and will not generate tax credits under the presumed profits basis.

(b)
ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to our customers for the services we render. These are recognized as deductions to gross revenue (Note 24—Taxes levied—ISSQN) against Tax liabilities, as we are acting as agents collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%, however most of the municipalities in which we operate levy ISS at the higher rate. Each municipality sets slightly different rules regarding the use of credits and withholding of ISS tax on payments to suppliers.

(c)
IRPJ and CSLL are corporate income taxes levied by the Brazilian federal government. The IRPJ rate is 25% and the CSLL rate is 9%, resulting in a combined federal corporate income tax rate of 34% on taxable profits. The expense for current income tax is recognized in the statement of profit or loss under ‘Current income and social contribution taxes’ against tax payable. However, for some entities in the group, advances for the payment of income tax are paid on a quarterly basis during the tax year and are recognized as an asset under Taxes recoverable (Note 6—‘Corporate income tax (IRPJ)’ and ‘Social contribution tax on net profit (CSLL)’). Income tax is levied on legal entities individually, with no right of offset between entities in a group. Smaller entities opting to declare income taxes on the ‘presumed profits’ basis are taxed at the same rates on a ‘presumed profit’ of 32% of gross revenues.

(d)
Purchases of certain materials or services require us to retain and pay taxes on behalf of our suppliers. The rate of 4.65% in relation to PIS, COFINS and CSLL tax on applicable purchases is withheld from payments made to suppliers and recognized as a tax liability, with no impact to the statement of profit or loss.

(e)
Refers to installment payment of IRPJ, CSLL, PIS and COFINS, which payment is deferred in 30 to 60 installments, adjusted by the SELIC rate. The accrual of interest on this liability is recognized as a financial expense under the line item—‘Interest for late payment of taxes’ (Note 29).

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

17.	Tax liabilities (Continued)

(f)
PRT - payment of 24% in 24 installments, residual not contemplated by use of damages will be paid in 60 months, according to MP n ° 766 of April 4, January 2017. The taxes included in the PRT are as follows: Pis, Cofins, CSLL, IRPJ and IRRF.

(g)
PERT - installment of unpaid taxes and IOF, modality does not include use of impairment, installment in 120 months, according to MP nº 783 of May 31, 2017. The taxes included in the PERT are as follows: Pis, Cofins and IOF.

(h)
Refers mainly to ISS payable to the Paulínia City Government in 36 installments, not subject to inflation adjustment or interest. (installments of ISS of the cities of São Paulo, Paulínia, Itapevi and Maceió, plots range from 24 to 120).

(i)
In August 2014, enactment of Federal Law No. 12996/2014 (‘‘REFIS da Copa’’) enabled the inclusion of new tax contingencies in REFIS (tax installment payment program). The Company initially included the overdue taxes in REFIS da Copa in order to benefit from interest and fine amnesty. With the launch of PERT in 2017, the Company decided to include most part of taxes in this new program, instead of REFIS da Copa.

(j)
INSS is a social security charge levied on wages paid to employees. On certain purchases of services we are required to withhold 11% of the amounts billed by our suppliers and pay INSS tax on their behalf, with no impact to the statement of profit or loss.

(k)	On certain purchases of services we are required to withhold 1.5% of the amounts billed by our suppliers and pay IRPJ (Income tax) on their behalf, with no impact to the statement of profit or loss.

17.1	2017 Tax Amnesty Program

17.1.1	PRT (Tax Regularization Program)

On May 31, 2017, the Company joined a tax amnesty program (the “2017 Program”), under which the Company settled the payment of certain unpaid overdue taxes and tax contingencies, including some which were in litigation, through November 30, 2016, including interest and fines.

The 2017 Program allowed for the use of unused tax loss carryforward to settle the tax liability under the program. As a result, the Company recognized a deferred tax asset related to the tax loss carryforwards that was used to settle the tax liability under the program and which the Company did no previously recognized. In addition, the Company recognized a tax liability as follows:

As of May 31, 2017
Federal taxes past due recorded in prior years	160,605
Legal claims in progress recorded in 2017	174,028
Tax installments in progress already recorded in prior years	195,094
Total tax liability to be settled under the program	529,727
Tax loss carryforward used to settle the tax liability under the program (Note 23)	(370,116)
Total tax liability balance to be settled in installment payments	159,611

The balance of R$ 159,611 will be paid as follows:
•	R$ 125,415 in 24 installment payments; and
•	R$ 34,196 in 60 installment payments.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

17.	Tax liabilities (Continued)

17.1	2017 Tax Amnesty Program (Continued)

17.1.1	PRT (Tax Regularization Program) (Continued)

The tax liability balance as of December 31,2017 was as follows:

R$
Balance as of May 31,2017	159,611
Payments	(42,310)
Accrued interest	6,166
Balance as of December 31, 2017	123,467

Current	73,753
Non-current	49,714

The expected timing of outflows are as follows:

Year of maturity	2017
2018	73,753
2019	22,297
2020	6,854
2021	6,854
2022 and following years	13,709
Total	123,467

17.1.2	PERT (Special Tax Regularization Program)

On July 3, 2017, the Company joined the PERT, for the payment of unpaid taxes due in the months of December 2016 to April 2017.

In September 2017, the IOF values for the period from October / 2012 to March / 2017 were included in the installment basis. IOF is a federal tax levied primarily on transactions involving foreign exchange insurance, loans or financing, and on securities transactions.

The chosen modality provides the payment in 120 installments, using tax loss or negative basis to deduct the installment payment.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

The same is composed as below:

17.	Tax liabilities (Continued)

17.1	2017 Tax Amnesty Program

17.1.1	PRT (Tax Regularization Program) (Continued)

Federal tax payable as of July 31, 2017	134,947
Tax provision balance in prior periods included Aug, 2017	6,727
IOF Inclusion	103,907
Use of unused tax loss carryforwards Aug, 2017 (Note 23)	(4,452)
Balance as of September 30, 2017	241,129
Payments – prepayments	(5,721)
Interest	8,441
Balance as of December 31, 2017	243,849

Current	13,317
Non-current	230,532

The expected timing of payments are as follows:

Year of maturity	2017
2018	13,317
2019	13,317
2020	13,317
2021	13,317
2022 and following years	190,581
Total	243,849

Eligible tax debt balances below refer to REFIS Copa are:

	2017	2016	2015

Principal	62,965	128,132	128,132
Fine and SELIC interest	79,085	100,541	100,541
Reduction due to amnesty of interest, fines and legal charges	(44,055)	(53,981)	(53,981)
Repayments by prepayments	(30,428)	(30,902)	(30,902)
Payment in installments	(28,623)	(30,353)	(10,071)
SELIC restatement	1,494	21,161	15,733
Use of unused tax loss carryforwards	(29,213)	(29,213)	(29,213)
Reversion of unused tax loss carryforwards from REFIS to PRT (Note 23)	1,372	-	-
Balance payable	12,597	105,385	120,239

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

17.	Tax liabilities (Continued)

17.1	2017 Tax Amnesty Program

17.1.1	PRT (Tax Regularization Program)

At December 31, 2017, the Company was compliant with all conditions to be part of the tax payment installments program, and the use of unused tax loss carryforwards of REFIS “Copa” totaled R$5,605. See Note 23.1. Installments with maturity beginning 2016 were restated considering 1% of SELIC rate interest p.m. and mature as follows:

Year of maturity	2017	2016

2017	-	7,908
2018	1,675	7,908
2019	1,675	7,908
2020	1,675	81,661
2021	1,675	-
2022 onwards	5,897	-
Total	12,597	105,385

The Company elected to enroll to the program, collected and prepaid amounts under REFIS da Copa for all debts that matured through December 31, 2013 in 180 installments.

On September 8, 2015, the period for consolidation of Social security tax debts in the REFIS da Copa installment payment program started, and the Company consolidated all its social security tax debts electronically on the Brazilian IRS web site, except for debts referring to IRPJ and CSLL prepayments, which were consolidated manually through specific forms.

18.	Accounts payable for acquisition of investments

Balances payable for acquisition of investments are detailed below:

	2017	2016
Equity interest acquired:
Viva	-	9,712
	-	9,712

Current	-	4,856
Non-current	-	4,856

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

19.	Accounts payable for land and intangible asset acquisition

Description	2017	2016

Land and intangible asset acquisition (a)/(b)/(c)	25,376	19,319
Present value adjustment (d)	(5,999)	(2,564)
Total	19,377	16,755
Current	8,965	9,112
Non-current	10,412	7,643

(a)
On December 27, 2013, Estre acquired a plot of land in Jardim Lídia from Banco Pine, for R$30,000, of which R$1,325 was paid in cash and the remainder will be settled in 60 fixed installments, beginning June 30, 2014. The outstanding balance at December 31, 2017 was R$8,682.

(b)
On  May 2016, the Company started the implementation of SAP operating systems and Oracle pricing platforms. The systems were acquired from T-Systems totaling R$31,265 to be settled in 72 installments. On December 31, 2017, the amount of R$ 24,591 was recorded as an intangible asset.  The outstanding balance at December 31, 2017 was R$10,695.

(c)
In June 2006, Estre entered into negotiation with Masa - Comércio e Serviços de Terraplanagem Ltda., to acquire land in the city of Itapevi, initially for R$4,400 in legal discussion; after renegotiation in 2014 and through Private Debt Acknowledgment and Novation Agreement and other Covenants of May 14, 2015, the selling price was restated by IGPM and increased by legal late payment interest of 1% per month, totaling R$9,584, to be paid in 24 fixed installments of R$399, with first payment maturing on June 1, 2015. The outstanding balance at December 31, 2016 was R$2,870, which was fully settled in 2017.

(d)	At December 31, 2017, the discount rate used was 15.26% (16.80% at December 31, 2016).

20.	Provision for landfill closure

NBR standard No. 13896/1997 defines some rules that the Company, as owner of landfills, must comply with during closure and post-closure of landfills.

Decommissioning liability are provided for the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the relevant asset. The provision includes the estimated costs to be incurred for the final closure of landfills, including the leachate drainage, collection and treatment, biogas collection and treatment, sampling and laboratory analysis of ground water and surface water, among other.

The costs to be incurred until the closure of a landfill or during the long-term monitoring period (20 years) were discounted to present value at an average rate of 15.26% for year ended in December 31, 2017 (14.30% as of December 31, 2016), which reflects the Company’s cost of capital.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

20.	Provision for landfill closure (Continued)

The balances by landfill are as follows:

Description	2017	2016

Paulínia	58,688	51,531
Paulínia II	3,656	-
Curitiba	19,053	18,307
Itapevi	11,663	9,611
Aracaju	356	1,774
CGR Guatapará	6,106	8,651
CGR Guatapará – Jardinópolis	2,764	1,378
CGR Guatapará – Piratininga	368	440
Resicontrol – Tremembé	3,506	6,180
Maceió	4,919	2,100
Feira de Santana	2,446	1,020
Itaboraí	-	628
Sarandi	3	-
CGR Catanduva	4	-
Total	113,532	101,620
Current	20,651	15,499
Non-current	92,881	86,121

Changes in provisions are as follows:

	2017	2016	2015
Balance at beginning of period	101,620	83,071	65,584
Additions	31,318	10,094	11,577
Effect of passage of time	(4,555)	8,455	5,910
Reversal	(4,685)	-	-
Amount used	(10,166)	-	-
Balance at end of period	113,532	101,620	83,071

The expected timing of outflows are as follows:

Period	2017
Up to 1 year	20,651
2 to 5 years	31,911
After 5 years	60,970
Total	113,532

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

21.	Provision for legal proceedings

In the ordinary course of business, the Company is exposed to certain contingencies and risks. The provision for contingencies includes labor, tax and civil proceedings under dispute at the administrative and legal levels, based on management’s analysis and the opinion of the Company’s legal counsel, for cases in which the likelihood of loss is considered probable, as follows:

Nature	2017	2016	2015
		(Restated)	(Restated)

Labor proceedings (a)	22,795	48,658	41,256
Tax proceedings (b)	122,744	195,316	141,950
Civil proceedings	2,223	1,565	2,410
Total	147,762	245,539	185,616

(a)	Primarily consists of law suits filed by former employees claiming severance payment, overtime, additional payment for transfers, among others, for individually significant amounts.

(b)
The Company recorded a provision for tax contingency regarding levy of taxes, substantially concerning Tax on Financial Transactions (IOF) and INSS. The amount was included in the tax amnesty program described in the Note 17.

The Company has the following contingent liabilities referring to proceedings classified by legal counsels as possible losses, for which no provision has been recorded:

Nature	2017	2016

Labor proceedings (a)	17,888	10,043
Tax proceedings (b)	212,856	-
Civil proceedings (c)	82,076	35,456
Total	312,820	45,499

(a)	Refers mainly to labor lawsuits arising from employees and third party claims, joint liability, hazard pay and health hazard allowance.

(b)
On December 15, 2017, the Company’s subsidiary, Cavo Serviços e Saneamento S.A. (“Cavo”) received an official tax infringement notice in the amount of R$90,634 challenging the deductibility of payments made to a number of specified suppliers in 2012, for which there is lack of sufficient evidence that good and services were actually provided. On December 22 and 27, 2017, Estre Ambiental S.A. received two official tax infringement notices in the aggregate amount of R$121,778 challenging the deductibility of payments made to a number of specified suppliers from 2012 to 2015, for which there is lack of sufficient evidence that good and services were actually provided. The Company is challenging such assessment, and presented its defense on January 23, 2018.

(c)
Refers basically to: i) lawsuit filed by the São Paulo State Prosecutor’s Office challenging the lawfulness of five agreements entered into between the city government of Taboão da Serra and the investee Viva Ambiental regarding provision of public cleaning services. In 2014, the Federal Prosecutor’s Office (“MPF”) requested the return of total emergency agreements entered into by and between Viva and Taboão City, which amounted to R$154,123. In 2015, sellers of VIVA filed an injunction for early presentation of proof, and requested legal expert inspection that detected misstatements in amounts requested by the MPF. The outcome of this inspection indicated a possible loss amount of approximately R$39,247; ii) public action lawsuit filed by the Prosecutor’s Office of Itapevi challenging the implantation of our landfill due to supposed inconsistencies with the local regulation such as proximity with water springs and population, and requests the stoppage and reversal of all deforestation activity, as well as payment of a fine. This lawsuit is still in its instruction phase and the involved value is of R$15,050; iii) popular action moved by a certain group of people, also related to Itapevi, in which the population reinforce the arguments of the aforementioned action, described in item “ii” above. The lawsuit is to be decided simultaneously with the one set forth in item “ii.” The involved value is also of R$15,050.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

21.	Provision for legal proceedings (Continued)

Changes in provisions for contingencies are as follows:

	Labor proceedings	Tax Proceedings	Civil proceedings	Total

Balance at December 31, 2014	26,106	95,416	1,784	123,306

Additions	31,532	75,529	6,094	113,155
Reversals	(11,038)	(28,995)	(4,928)	(44,961)
Payments	(5,344)	-	(540)	(5,884)

Balance at December 31, 2015 (Restated)	41,256	141,950	2,410	185,616

Additions	22,536	60,141	1,175	83,852
Reversals	(9,032)	(6,775)	(1,576)	(17,383)
Payments	(6,102)	-	(444)	(6,546)

Balance on December 31, 2016 (Restated)	48,658	195,316	1,565	245,539

Additions	10,129	79,264	8,611	98,004
Reversals	(26,820)	-	(6,331)	(33,151)
Payments	(9,172)	-	(1,622)	(10,794)
Tax Amnesty Program	-	(151,836)	-	(151,836)

Balance at December 31, 2017	22,795	122,744	2,223	147,762

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

22.	Equity

22.1.	Capital and warrants

The total authorized capital of the Company is US$30,000 thousand, represented by 290,750,000 ordinary shares and 9,250,000 class B shares, with a US$ par value of 0.0001 per share.

As explained in Note 1, the Company received a capital contribution of US$139,900 thousand (R$462,789), comprising US$11.2 million (R$37,050) from the former shareholders of Estre USA that did not redeem their public shares in connection with the Transaction, and US$128.7 million (R$425,739) from the proceeds of the sale of ordinary shares to PIPE Investors. The amount of US$117,092 thousand (R$387,342) (net of issuance cost) was recorded as a capital contribution in equity.

The above resulted in the issuance of 15,438,000 ordinary shares to the PIPE Investors and 1,213,846 ordinary shares to the former shareholders of Estre USA.

In addition, the Company issued 27,001,889 ordinary shares to the former shareholders of Estre Brazil, except for Angra (see Note 22.6), in exchange for their shares in Estre Brazil.

Furthermore, on December 21, 2017, the Company issued 1,983,000 ordinary shares to Estre Ambiental Employee SPV, Inc. a Cayman Islands exempted company (the “Employee Compensation Entity”). Pursuant to the Memorandum and Articles of Association of the Employee Compensation Entity, employees of us and our subsidiaries, members of our board of directors and our other service providers may receive equity in the Employee Compensation Entity that, subject to any vesting and other conditions imposed, will entitle such persons to receive the economic benefit of a ratable portion of our ordinary shares held by the Employee Compensation Entity.

The Company also issued 5,550,000 Class B shares to the former shareholders of Estre USA, in exchange for their Class B shares in Estre USA.

Each ordinary share and each Class B Share entitles the holder to one vote on all matters upon which the holders are entitled to vote. All of the issued and outstanding ordinary shares and Class B Shares are fully paid and non-assessable. Certificates (to the extent any are issued) representing the issued and outstanding ordinary shares and Class B Shares are generally not issued and legal title to the issued shares is recorded in registered form in the register of members. Holders of ordinary shares and Class B Shares have no pre-emptive, subscription, redemption or conversion rights. Moreover, holders of Class B Shares have no right to receive dividends and no right to participate in surplus assets in a winding up.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

22.	Equity (Continued)

22.1.	Capital and warrants (Continued)

The transaction costs associated with the capital contribution described above amounted to R$75,307, and refer to the fees due to services provided to assist in the structuring,  implementation and audit of the Transaction and IPO of the Company.

Estre Ambiental, Inc.
Shareholder	Number of shares	Ownership Interest
Ordinary Shares
BTG Pactual G7 Holding S.A (*)	20,259,638	44.4%
Avenue Boulevard Co-Investment Vehicle, LLC	10,440,000	22.9%
CYGNUS ASSET HOLDING LTD	2,709,756	5.9%
LYRA ASSET HOLDING LTD	2,505,169	5.5%
Other	9,722,169	21.3%
	45,636,732	100.0%
Class B Shares
Former Boulevard SPAC Holders	5,550,000	100.0%

(*)
Includes shares held by BTG Pactual Principal Investments Fundo de Investimento em Participações Multiestratégia, Banco BTG Pactual S.A., Fundo de Investimento em Participações Turquesa —Multiestratégia Investimento no Exterior, Iron Fundo de Investimento em Participações —Multiestratégia Investimento no Exterior, and Fundo de Investimento Credito Privado LS Investimento no Exterior.

In addition, as of December 31, 2017, the Company has 28,499,999 warrants outstanding, which are exercisable on a one-for-one basis for ordinary shares of Estre Ambiental, Inc. and each warrant is currently exercisable at a price of US$11.50 per ordinary share. As of December 31, 2017, the warrants were out of the money (See Note 35).

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

22.	Equity (Continued)

22.2.	Share-based payment reserve

On September 15, 2015, Estre Brazil’s Board of Directors approved at the Special General Shareholders’ Meeting, the granting of a stock option plan to certain directors and employees and the total number of options granted under the plan. The options vest in 3 tranches, subject to the following vesting conditions:

(i)	At the first anniversary of the date on which the employee becomes a manager or employees of the Company, 34% of the options will vest and may be exercised;

(ii)	At the second anniversary of the date on which the employee becomes a manager or employee of the Company, an additional 33% of the options will vest and may be exercised; and

(iii)	At the third anniversary of the date on which the employee becomes a manager or employee of the Company, the remaining 33% of the options will vest and may be exercised.

The options granted are classified as “Time Based Options” (TBO), and entitle the employee to acquire shares at a determined price.

The stock options may be exercised during a period of 11 years from the date the stock option contract is signed.

The options were priced based on the “Black & Scholes” model and the significant assumptions included in the model in 2015 were:

Details	Plan 1	Plan 2	Plan 3

Start date (first grant)	10/28/2015	10/28/2015	10/28/2015

Number of options - TBO (thousands)	2,486	432	649
Exercise value - R$	0.9250	0.9250	0.9250
Expected volatility	24.03%	24.03%	24.03%
Future risk-free rate - p.a.	14.48%	14.48%	14.48%
Estimated maturity term (weighted average in years)	0.6778	1.1287	1.9176
Fair value of option - R$	11.58	11.63	11.72

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

22.	Equity (Continued)

22.2.	Share-based payment reserve (continued)

The term of the options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome. The compensation expense for the years ended December 31, 2017, 2016 and in 2015 amounted to R$2,945, R$28,937 and R$9,151, respectively and the balance at December 31, 2017 recorded in liabilities amounted to R$1,620.
Changes in the stock option plan are detailed below:

Options

December 31, 2015	3,567
Granted	-
Expired	-
Exercised	(2,996)
December 31, 2016	571
Granted	-
Expired	(70)
Exercised	(357)
December 31, 2017	144

From the date of approval of the Stock Option Plan until December 31, 2017, a total of 3,353 thousand options were exercised, amounting to R$26,836, which were settled in cash. Compensation expense to be recognized in 2018 for future service period is R$187.

22.2.1	Incentive Plan – Stock Shares

On December 21, 2017 (“effective date”) the shareholders of the Company approved the issue of 1,983,000 ordinary shares to Estre Ambiental Employee SPV, Inc. (Estre Employee SPV), a Cayman Islands exempted company. Such shares were issued as part of the incentive stock option plan granted to employees, and those shares represent 3.87% of the diluted share capital of the Company.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

22.	Equity (Continued)

22.2.	Share-based payment reserve (continued)

22.2.1	Incentive Plan – Stock Shares (continued)

The Company, Estre Brazil and Estre Employee SPV approved the Omnibus Incentive Plan (the “Plan”). The purpose of the Plan is to provide an additional incentive to selected employees, directors, independent contractors and consultants of the Company or its affiliates whose contributions are essential to the growth and success of the Company’s business, in order to strengthen the commitment of those individuals, motivate them to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated employees whose efforts will contribute to the long-term growth and profitability of the Company.

The participants of the Plan acquire shares of Estre Employee SPV for US$ 0.0001 per share on December 21, 2017. Participants have no rights over the shares on the effective date and will receive rights and be able to exchange SPV shares for Company shares as follows: (i) 5% of the shares shall be fully vested as of the Effective Date, although can only be exchanged for Company shares on the first anniversary of the Effective Date, (ii) 20% of the shares shall vest in full on the first anniversary of the Effective Date, and (iii) 25% of the subject shares shall vest on each of the second, third and fourth anniversaries of the Effective Date.

During the fiscal year 2017, the Company granted 1,983,000 shares for this stock option plan.

The expense for the year ended December 31, 2017 totaled R$3,578, and refers to stock options of the Company granted to Estre Brazil employees. Such expense was recorded at Estre Brazil level. Compensation expense to be recognized for future service period is as follows:

Amount
Year
2018	26,461
2019	15,221
2020	8,175
2021	3,448
Total	53,305

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

22.	Equity (Continued)

22.3.	Currency translation adjustments

This refers to the gain (loss) from translation of financial statements in foreign currency to Brazilian Reais of the investments in CGR Doña Juana, in Colombia. Also see Note 2.3.

22.4.	Capital reserve

Capital reserves comprise additional paid in capital and the share based payment reserve.

Additional paid in capital refers to the difference between the subscription price that shareholders paid for the shares and their nominal value. This reserve may only be used for capital increase, loss absorption, redemption or for repurchase of shares or payment of cumulative dividends on preferred shares.

22.5.	Non-controlling interest

See Note 2.5.2 for information on material partially-owned subsidiaries.

22.6.	Angra Put Option Rights

In 2011, the Company’s shareholders entered into a shareholders agreement (the ‘‘Estre Shareholders’ Agreement’’) under which Angra was granted a put option on Estre Brazil shares owned by Angra, which could be exercised in the event its interest in Estre Brazil was diluted to a holding of less than 5%, due to a capital contribution or other events described in the agreement. The option price was the fair market value of the Company shares and payable within 6 months after the exercise of the put option, adjusted for inflation (IPCA) plus 9.5% per year.

On March 6, 2018, Angra exercised the put option, and the Company will acquire the Estre Brazil shares held by Angra for an amount of approximately R$37,606 payable until September 6, 2018.

As of December 31, 2017, the Company recorded a liability at fair value for an amount of R$37,884 against an equity reserve.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

22.	Equity (Continued)

22.7.	Common control transaction

Prior to the Transaction, Estre Brazil was controlled by the shareholders that are the controlling shareholders of the Company. The reorganization transaction described in Note 1, was treated as a transfer between entities under common control, and as a result, any difference between the proceeds and the book value of the related assets is recognized as an equity transaction and therefore is recorded in additional paid in capital in the consolidated statement of financial position and the consolidated statement of changes in equity.

23.	Income and social contribution taxes

23.1.	Reconciliation of income and social contribution taxes expenses and accounting profit or loss

Tax legislation in Brazil requires that income and social contribution tax returns be filed and paid by each legal entity on a separate basis.

	2017	2016	2015
		(Restated)	(Restated)

Loss before income and social contribution taxes	(308,589)	(255,796)	(217,289)
Statutory rate	34%	34%	34%
Income and social contribution taxes at the statutory rate	104,920	86,970	73,878
Tax effect on:
Share of profit of an associate	(347)	3,452	3,769
Permanent differences - non-deductible expenses	(35,640)	(39,546)	(22,904)
Permanent differences - Tax benefit of unorganized goodwill	12,168	10,935	13,082
Permanent differences - taxable profit computed as a percentage of gross revenue	15,045	502	1,044
Temporary differences - Deferred tax of Revenues from government entities	14,695	19,942	6,966
Temporary differences - non-recognized	(9,419)	(63,351)	19,592
Incentive reserve	125	1,140	204
Tax loss for the year not recognized	(120,031)	(125,234)	(94,514)
Use of tax benefit of tax income and social contribution tax losses against PERT, PRT and REFIS “COPA” (see Note 17).	370,116	-	5,725
Others	1,189	-	-
Total	352,821	(105,190)	6,842
Current	(18,263)	(55,435)	(5,762)
Deferred	371,084	(49,755)	12,604

Effective income tax rate	(114.85%)	41.09%	(3.15%)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

23.	Income and social contribution taxes (Continued)

23.2.	Deferred taxes

	2017	2016
Assets
Income and social contribution tax effect on:
Allowance for doubtful accounts	-	2,036
Other temporarily non-deductible provisions	-	5,869
Sundry provisions	44	6,212
Provision for profit sharing	-	4,169
Labor, civil and tax proceedings	-	22,771
Total assets	44	41,057

	2017	2016
Liabilities
Income and social contribution tax effect on:
Appreciation of property, plant and equipment	15,438	17,054
Customer relationship and license	10,975	12,299
Business combination/goodwill	91,024	92,055
Government entities (a)	19,591	32,309
Other	-	21,839
Total Liabilities	137,028	175,556

(a)
The amount relates to deferral of income until its realization. According to current legislation, the portion of income proportional to revenue considered in profit or loss and not received by the statement of financial position date may be excluded from the calculation.

Changes in deferred income tax are as follows:

	2016	Additions Business Combination	Write-offs	Tax Amnesty Program (b)	Offsetting	2017	Impact on profit or loss

Deferred income tax assets	41,057	-	(11,083)	373,196	(29,930)	44	362,113
Deferred income tax liabilities	(175,556)	(373)	8,971	-	29,930	(137,028)	8,971
Effect on deferred profit or loss							371,084

	2015	Additions	Write-offs	2016	Impact on profit or loss

Deferred income tax assets	25,874	15,183	-	41,057	15,183
Deferred income tax liabilities	(110,618)	(64,938)	-	(175,556)	(64,938)
Effect on deferred profit or loss					(49,755)

	2014	Additions	Write-offs	2015	Refis (b)	Impact on profit or loss

Deferred income tax assets	20,116	5,759	-	25,874	5,725	11,484
Deferred income tax liabilities	(111,738)	-	1,120	(110,618)	-	1,120
Effect on deferred profit or loss						12,604

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

23.	Income and social contribution taxes (Continued)

23.2.	Deferred taxes (Continued)

(b)
As mentioned in Note 17, the Company was benefitted by reduction of part of the interest and fines arising from taxes (included in the PRT and PERT tax amnesty programs). The benefit was calculated based on the tax loss, and therefore a credit was recorded in deferred income tax, in profit or loss, against a reduction in the tax payable balance (included in the REFIS). The application for inclusion in REFIS was filed with the Brazilian IRS, see note 17.

The Company did not recognize deferred income and social contribution tax assets on temporary differences and accumulated tax losses of certain subsidiaries.

The consolidated income and social contribution tax loss carryforwards not recognized are as follows:

	2017	2016
		(Restated)
Total income and social contribution tax loss carryforwards (a)	708,639	1,453,249

(a)	In accordance with the Brazilian tax legislation, loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

Changes in the consolidated income and social contribution tax losses are as follows:

Description	2017	2016	2015
		(Restated)	(Restated)

Balance at the beginning of the year	1,453,249	1,078,049	812,925
Income and social contribution tax losses for the year	353,330	368,245	277,742
Use of REFIS base	-	-	(16,838)
Use of PERT base	(1,097,635)	-	-
Other	(305)	6,955	4,220
Balance at the end of the year	708,639	1,453,249	1,078,049

24.	Revenue from services rendered

	2017	2016	2015

Gross revenue from services	1,598,622	1,655,816	1,558,962
(-) Discounts and cancellations	(3,374)	(28,718)	(4,901)
(-) Taxes levied - PIS	(27,501)	(27,777)	(25,520)
(-) Taxes levied - COFINS	(125,174)	(127,944)	(117,467)
(-) Taxes levied - ICMS	(1,967)	(1,364)	(1,602)
(-) Taxes levied - ISSQN	(75,259)	(76,980)	(70,581)
Net revenue from services rendered	1,365,347	1,393,033	1,338,891

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

25.	Cost of services by nature

Costs of services rendered are as follows:

Description	2017	2016	2015
		(Restated)	(Restated)
Payroll, charges and benefits	(544,565)	(542,730)	(500,656)
Waste treatment and disposal of leachate	(36,313)	(49,008)	(36,683)
Fuel/lubricant	(57,688)	(60,872)	(58,483)
Transportation	(14,558)	(12,593)	(35,810)
Lease of machinery and equipment	(17,022)	(46,475)	(56,435)
Materials to operate landfills	(18,478)	(28,746)	(21,322)
Technical assistance	(12,041)	(6,491)	(10,434)
Depreciation/amortization/depletion	(111,061)	(133,297)	(125,075)
Analysis and monitoring	(5,303)	(9,191)	(10,417)
Lease of real estate, equipment and vehicles	(12,091)	(13,452)	(15,790)
Travel and lodging	(19,284)	(11,205)	(6,163)
Equipment maintenance	(39,597)	(21,079)	(21,387)
Landfill maintenance	(94)	(1,130)	(3,932)
Other	(65,665)	(76,067)	(74,924)
Total costs	(953,760)	(1,012,336)	(977,511)

26.	General and administrative expenses by nature

General and administrative expenses were as follows:

Description	2017	2016	2015

Payroll, charges and benefits	(105,431)	(116,889)	(102,337)
Transportation	(275)	(573)	(962)
Advisory services	(12,545)	(17,449)	(18,129)
Depreciation/amortization/depletion	(25,984)	(31,326)	(22,171)
Lease of real estate, equipment and vehicles	(4,034)	(4,973)	(9,095)
Legal advisory services	(17,168)	(22,169)	(16,403)
Travel and lodging	(4,213)	(4,865)	(5,780)
Equipment maintenance	(806)	(1,720)	(2,572)
System maintenance	(1,838)	(986)	(671)
Provision for legal proceedings	(57,776)	583	(11,426)
Consumer materials	(4,001)	(4,690)	(3,666)
Third-party services	(5,104)	(3,907)	(8,600)
Other	(18,939)	(22,968)	(21,480)
Total general and administrative expenses	(258,114)	(231,932)	(223,292)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

27.	Selling expenses

Description	2017	2016	2015

Advertising and promotion expenses	(4,735)	(2,348)	(1,885)
(Addition) reversal of allowance for doubtful accounts, net	(1,906)	12,843	15,175
	(6,641)	10,495	13,290

28.	Other operating income (expenses)

Description	2017	2016	2015
		(Restated)	(Restated)
Impairment - CTR Itaboraí (Note 12)	(36,781)	(44,790)	(10,788)
Impairment - Resicontrol (Note 12)	-	-	(4,054)
Impairment - Água e Solo (Note 12)	(404)	-	-
Gain on remeasurement of interest previously held of Catanduva (Note 9)	724	-	-
Capital loss on disposal of Estrans (1.3.5)	-	-	(12,087)
Write-off of the CDR Pedreira call option (Note 1.3.3)	-	(20,865)	(10,705)
Gain on sale of property, plant and equipment	415	2,123	-
Donations	(3,249)	(1,883)	(2,030)
Realization of tax credit relating to prior periods (a)	9,679	13,298	22,605
Other operating (expenses) income, net	(243)	(25,821)	(7,669)
Total	(29,859)	(77,938)	(24,728)

(a)
Taxes paid in connection with the acquisition of materials and equipment, which Estre has not used to offset against the payment of other taxes in the years in which such receivables were generated, but that as a result of a further analysis of the applicable tax law, Estre subsequently recognized as recoverable taxes against income.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

29.	Finance income and expenses, net

	2017	2016	2015
Finance expenses		(Restated)	(Restated)
Interest of loans/debentures	(230,345)	(263,251)	(234,612)
Discounts granted	(17,414)	(14,650)	(15,727)
Interest for late payment to suppliers	(8,031)	(6,665)	(11,651)
Interest for late payment of taxes	(213,981)	(74,852)	(82,311)
Other finance expenses	(64,502)	(41,474)	(40,915)
Total finance expenses	(534,273)	(400,892)	(385,216)

Finance income
Interest income	7,968	19,195	10,946
Interest on investments	2,273	5,006	8,926
Other financial income	1,150	2,606	10,320
Discounts obtained on debentures (Note 14)	91,492	-	-
Interest of taxes credit (a)	6,848	26,815	-
Total finance income	109,731	53,622	30,192

Total finance expenses, net	(424,542)	(347,270)	(355,024)

(a)	Inflation adjustment related to income and social contribution tax and withheld INSS.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

30.	Segment reporting

Business segment information is presented according to management’s definition of the operational management framework and based on the reports used by the Company’s chief operating decision makers.

Management separately monitors operating income (loss) of business units in order to make decisions on resource allocation and performance assessment. Information on the business only considers transactions and balances directly attributable to the segments, and that can be allocated on a reasonable basis, and, as such, are restricted to the calculation of operating income (expenses) before financial income (expenses), not including assets and liabilities, financial income and expenses, and income and social contribution taxes.

The Company’s financing (including financing income and expenses) and income taxes are managed at the corporate level, and are not allocated to operating segments.

Revenue from inter-segment sales is eliminated upon consolidation and reflected in the column “Eliminations.”

The Company has the following segments:

Collection & Cleaning Services: includes industrial collection from large businesses and local household collection, transportation and temporary storage for environmental liability emergencies, industrial accidents and preparation of waste for final disposal. Logistical planning is performed to reduce the risks and environmental impacts involved in internal and external transportation of waste to its final destination.

O&G: soil treatment and restoration services throughout Brazil, and cleaning of storage tanks for the oil & gas industry.

Landfill: services provided by treatment and waste disposal centers, such as ground sealing, drainage and treatment of percolated liquid (leachate), rainwater catchment and soil treatment with hydrocarbons.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

30.	Segment reporting (Continued)

Value Recovery: energy recycling services, carefully combining two or more industrial waste products (hazardous waste), aimed at producing a “blend” (homogeneous mixture), which can be used as an alternative fuel of high calorific value in industrial furnaces of the cement industry. It also includes the process of dismantlement of electrical-electronic products.

The business segment information reviewed by the chief operating decision maker for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Collection & Cleaning Services	O&G	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
December 31, 2017
Domestic customers	910,733	25,855	372,389	56,370	-	-	1,365,347
Inter-segment	18,052	-	83,048	857	-	(101,957)	-
Total revenue from services	928,785	25,855	455,437	57,227	-	(101,957)	1,365,347

Cost of services	(730,424)	(21,153)	(258,945)	(35,932)	(9,263)	101,957	(953,760)

Gross profit	198,361	4,702	196,492	21,295	(9,263)	-	411,587

Operating income/(expenses)
General and administrative expenses	(38,309)	(42)	1,290	(2,424)	(218,629)	-	(258,114)
Selling expenses	(16,262)	-	37,468	280	(28,127)	-	(6,641)
Share of profit of an associate	-	-	-	-	83,384	(84,404)	(1,020)
Other operating income (expenses)	(15,333)	(4,510)	(41,719)	77,618	(45,915)	-	(29,859)
	(69,904)	(4,552)	(2,961)	75,474	(209,287)	(84,404)	(295,634)

Earnings before finance income and expenses	128,457	150	193,531	96,769	(218,550)	(84,404)	115,953

Finance expenses	(132,235)	889	(37,757)	(2,134)	(363,036)	-	(534,273)
Finance income	8,276	70	948	1,531	98,906	-	109,731

Profit (loss) before income and social contribution taxes	4,498	1,109	156,722	96,166	(482,680)	(84,404)	(308,589)

(-) Current income and social contribution taxes	(8,613)	-	(4,030)	(782)	(4,838)	-	(18,263)
(-) Deferred income and social contribution taxes	22,552	-	16,897	-	331,635	-	371,084

Profit (loss) for the year	18,437	1,109	169,589	95,384	(155,883)	(84,404)	44,232

Discontinued operations Loss after tax for the year resulting from continuing operations	6,506	-	799	728	-	-	8,033

Net income (loss) for the year	24,943	1,109	170,388	96,112	(155,883)	(84,404)	52,265

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

30.	Segment reporting (Continued)

	Collection & Cleaning Services	O&G	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
December 31, 2016 (Restated)
Foreign customers	-	-	-	-	-	-	-
Domestic customers	869,333	62,799	420,293	40,608	-	-	1,393,033
Inter-segment	52,689	78	29,505	1,632	-	(83,904)	-
Total revenue from services	922,022	62,877	449,798	42,240	-	(83,904)	1,393,033

Cost of services	(678,058)	(41,583)	(337,335)	(30,590)	(8,674)	83,904	(1,012,336)

Gross profit	243,964	21,294	112,463	11,650	(8,674)	-	380,697

Operating income/(expenses)
General and administrative expenses	(38,105)	(783)	(10,206)	(1,225)	(163,680)	(17,933)	(231,932)
Selling expenses	268	897	26,293	8,532	(25,495)		10,495
Share of profit of an associate	-	-	-	-	139,714	(129,562)	10,152
Other operating income (expenses)	(12,402)	213	962	2,617	(69,328)	-	(77,938)
	(50,239)	327	17,049	9,924	(118,789)	(147,495)	(289,223)

Earnings before finance income and expenses	193,725	21,621	129,512	21,574	(127,463)	(147,495)	91,474

Finance expenses	(27,110)	(1,326)	(732)	(3,770)	(367,954)	-	(400,892)
Finance income	1,506	1	18	1,975	50,122	-	53,622

Profit (loss) before income and social contribution taxes	168,121	20,296	128,798	19,779	(445,295)	(147,495)	(255,796)

(-) Current income and social contribution taxes	-	-	-	(1,099)	(54,336)	-	(55,435)
(-) Deferred income and social contribution taxes	-	-	-	-	(49,755)	-	(49,755)

Profit (loss) for the year	168,121	20,296	128,798	18,680	(549,386)	(147,495)	(360,986)

Discontinued operations Loss after tax for the year resulting from continuing operations	-	-	41	-	-	-	41

Net income (loss) for the year	168,121	20,296	128,839	18,680	(549,386)	(147,495)	(360,945)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

30.	Segment reporting (Continued)

	Collection & Cleaning Services	O&G	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
December 31, 2015 (Restated)
Foreign customers	-	-	34,470	-	-		34,470
Domestic customers	806,974	99,126	355,617	42,704	-	-	1,304,421
Inter-segment	27,556	4,568	23,732	2,085	-	(57,941)	-
Total revenue from services	834,530	103,694	413,819	44,789	-	(57,941)	1,338,891

Cost of services	(646,211)	(64,639)	(278,069)	(33,863)	(15,144)	60,415	(977,511)

Gross profit	188,319	39,055	135,750	10,926	(15,144)	2,474	361,380

Operating income/(expenses):
General and administrative expenses	(59,645)	(5,571)	8,333	(2,285)	(164,124)	-	(223,292)
Selling expenses	19,990	2,102	45,941	(52,867)	(1,876)	-	13,290
Share of profit of an associate	(78)	-	-	(22)	117,123	(105,938)	11,085
Other operating income (expenses)	(3,994)	(413)	(9,341)	54	(8,560)	(2,474)	(24,728)
	(43,727)	(3,882)	44,933	(55,120)	(57,437)	(108,412)	(223,645)

Earnings before finance income and expenses	144,592	35,173	180,683	(44,194)	(72,581)	(105,938)	137,735

Finance expenses	(26,089)	(1,327)	(14,567)	(1,242)	(341,991)	-	(385,216)
Finance income	3,955	-	549	496	25,192	-	30,192

Profit (loss) before income and social contribution taxes	122,458	33,846	166,665	(44,940)	(-389,380)	(105,938)	(217,289)

(-) Current income and social contribution taxes	-	-	(4,191)	(358)	(1,213)	-	(5,762)
(-) Deferred income and social contribution taxes	-	-	-	-	12,604	-	12,604

Profit (loss) for the year	122,458	33,846	162,474	(45,298)	(377,989)	(105,938)	(210,447)

Discontinued operations Loss after tax for the year resulting from continuing operations	-	-	(4,521)	-	-	-	(4,521)

Net income (loss) for the year	122,458	33,846	157,953	(45,298)	(377,989)	(105,938)	(214,968)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

31.	Financial instruments

Financial instruments currently used by the Company are investments, contracts with customers, agreements to sell carbon credits, loans, financing, debentures and agreements for purchase Company shares.

These instruments are managed through operating strategies, considering liquidity, profitability and risk minimization. The Company did not have derivative financial instruments during 2017, 2016 and 2015.

Financial instruments of the Company are subject to the following risk factors:

i)	Credit risk

The Company minimizes its exposure to credit risks associated with cash and cash equivalents and marketable securities by maintaining its investments in first-tier financial institutions and in short-term securities.

The carrying amount of the financial assets represent the maximum exposure of the credit. The maximum exposure of the credit risk at the date of the financial statements is:

	Note	2017	2016
Financial assets
Cash and cash equivalents	4	84,687	31,083
Marketable securities	-	42	14
Trade accounts receivable	5	778,106	722,493
Receivables from related parties	8	14,518	9,752

The maximum exposure of the credit risk for trade accounts receivable segregated by the counterparty is as follows:

	2017	2016	2015
Public	658,057	648,718	473,658
Private	120,049	73,775	58,156

The maximum exposure of the credit risk for trade accounts receivable per risk concentration is as follows:

	2017	%	2016	%	2015	%
Largest debtor	162,623	21%	96,153	15%	110,594	22%
10 largest debtors	533,335	69%	433,605	68%	345,391	69%
20 largest debtors	627,036	81%	512,394	81%	409,973	81%
50 largest debtors	704,481	91%	578,639	91%	460,816	91%

Trade accounts receivable

Credit risk arises from the possibility of the Company’s incurring in losses resulting from the difficulty in receiving amounts billed to its customers.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

31.	Financial instruments (Continued)

i)	Credit risk (Continued)

Customer credit risk is managed by each business unit, subject to the procedures, policies and controls established by the Company in relation to this risk. Invoices are issued only after formal approval is given by the customer.

Management monitors the risk involved and adopts necessary measures and procedures, in addition to recording an allowance for doubtful accounts as appropriate.

ii)	Interest rate risk

Such risk arises from the Company’s exposure to fluctuations in interest rates on its financial assets and liabilities. In order to mitigate this risk, the Company seeks to raise funds subject to fixed or floating rates.

The Company is exposed to risks of interest rate fluctuations on its investments, accounts payable for acquisition of investments, loans and financing and debentures.

The Company conducted sensitivity analyses of the interest rate risks to which its financial instruments are exposed. For the analysis of sensitivity to changes in interest rates, management adopted as probable scenario the future interest rates according to quotations obtained from BM&FBOVESPA of 9.94% for CDI and to 7% for TJLP. Scenarios II and III were estimated with an increase of 25% and 50%, respectively, whereas scenarios IV and V estimate an additional decrease of 25% and 50%, respectively, of the rates in the probable scenario.

The following table shows the possible impacts on profit or loss in each scenarios for 2017:

			Scenarios
	Exposure	Risk	I - Probable	II 25%	III 50%	IV -25%	V -50%
1 - Financial liabilities
Loans and financing
Working capital	(360,330)	CDI variation	(35,817)	(8,954)	(17,909)	8,954	17,909
Finame	(6,282)	TJLP variation	(448)	(112)	(224)	112	224
Leasing	(18,902)	CDI variation	(1,879)	(470)	(940)	470	940

Debentures	(1,068,979)	CDI variation	(106,257)	(26,564)	(53,129)	26,564	53,129
Net financial liabilities			(144,401)	(36,100)	(72,202)	36,100	72,202

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

31.	Financial instruments (Continued)

iii)	Liquidity risk

This is the risk that the Company may have insufficient funds to meet its financial commitments and financial liabilities (which are settled in cash or by means of other financial assets), due to the mismatch of terms or volume of expected receipts and payments. In order to manage cash liquidity, assumptions are established regarding future payables or receivables, and are daily monitored by the Treasury department. The Company’s objectives of managing cash follow these priorities:

(i)	preserving the value of invested capital;
(ii)	keeping a liquidity level appropriate to the commitments assumed; and
(iii)	obtaining an appropriate return of the investment portfolio.

The Company’s exposure to liquidity risk is as follows:

	2017				2016
	Up to 12 months	1 - 2 years	2 - 5 years	> 5 years	Up to 12 months	1 - 2 years	2 - 5 years	> 5 years
Financial liabilities
Loans and financing	14,139	1,709	100,841	268,825	16,732	9,277	688	-
Debentures	-	-	267,245	801,734	1,665,629	-	-	-
Trade accounts payable	128,113	-	-	-	108,435	-	-	-
Labor payable	108,191	-	-	-	106,908	-	-	-
Tax liabilities	167,040	178,570	26,684	190,581	294,333	236,096	-	-
Accounts payable for acquisition of investment	-	-	-	-	4,856	4,856	-	-
Put option on the Company’s shares	37,884	-	-	-	-	-	-	-
Accounts payable for land acquisition	8,965	10,412	-	-	9,112	7,643	-	-
Total	464,332	190,691	394,770	1,261,140	2,206,005	257,872	688	-

iv)	Fair value

Fair value estimates were determined using available market information and adequate valuation methodologies. However, considerable judgment is necessary to analyze market information and estimate fair value. Accordingly, the estimates presented herein are not necessarily indications of amounts the Company could realize assets or settle liabilities in the current market. The use of different market assumptions and/or estimate methodologies may lead to significant effects in estimated fair values.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

31.	Financial instruments (Continued)

iv)	Fair value (Continued)

The fair value of trade accounts receivable and related-party payables/receivables approximates their carrying amounts mostly due to their short-term maturity.

The carrying amounts and fair values of the Company’s main financial instruments (and other assets and liabilities accounted for at fair value or for which fair value is disclosed) at December 31, 2017 and 2016 are as follows:

			2017		2016
	Category		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	Fair value through profit or loss	Level 1	84,687	84,687	31,083	31,083
Marketable securities	Fair value through profit or loss	Level 2	42	42	14	14
Trade accounts receivable	Loans and receivables	Level 2	778,106	778,106	722,493	722,493
Receivables from related parties	Loans and receivables	Level 2	14,518	14,518	9,752	9,752
			877,353	877,353	763,342	763,342
Financial liabilities
Loans and financing	Loans and financing	Level 2	385,514	385,514	26,697	26,697
Trade accounts payable	Loans and financing	Level 2	128,113	128,113	108,435	108,435
Debentures	Loans and financing	Level 2	1,068,979	1,068,979	1,665,629	1,665,629
Loans from related parties	Loans and financing	Level 2	44,904	44,904	2,579	2,579
Accounts payable from investment acquisition	Loans and financing	Level 2	-	-	9,712	9,712
Accounts payable from land and others asset acquisition	Loans and financing	Level 2	19,377	19,377	16,755	16,755
Put option on the Company’s shares	Fair value through profit or loss	Level 3	37,884	37,884	-	-
Obligations relating to discontinued operations	Loans and financing	Level 2	23,787	23,787	24,220	24,220
			1,708,558	1,708,558	1,854,027	1,854,027

32.	Commitments

Total minimum lease payments, under non-cancellable operating leases, are as follows:

	2017	2016	2015

Less than one year	12,783	803	45
More than one year and less than five years	16,877	28,349	39,015
	29,660	29,152	39,060
The operating lease expenses for the year ended December 31, 2017 totaled R$21,377 (R$11,221 in 2016, and R$9,792 in 2015).

All agreements that have a clause establishing a fine in the event of breach of contract provide for a penalty of up to three months of rent. If the Company terminated these agreements, the total penalties would be approximately R$1,228.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

33.	Insurance coverage

The Company’s insurance coverage is as follows:

Description	2017	2016	2015

Civil liability – Environment	20,200	20,000	20,000
Civil liability - pain and suffering and contingent risks, fire, lightning, explosion	466,536	343,652	356,122
Sundry risks (a)	49,124	129,800	134,468
Total	535,860	493,452	510,590

(a)
On March 23, 2017, the Company acquire executive officers and management liability insurance with TOKIO MARINE SEGURADORA S.A., valid from March 23, 2017 to March 23, 2018, in order to ensure against any event that produces damages covered by the insurance and attributed by alleged aggrieved third parties to the insured parties.

The Company has a policy of contracting insurance coverage for goods and work subject to risk at amounts considered by management sufficient to cover possible losses, considering the nature of its activity. Management believes that the coverage is compatible with the Company’s size and operations, and consistent with other companies of similar size operating in the same industry.

Management considers insurance coverage is sufficient to cover any potential losses.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

34.	Changes in liabilities from financing activities

	January 1, 2017	Cash flow	Payment of interest from of loans and financing and debentures	Interest + Exchange and monetary variation	Proceeds loans and financing obtained	Others (*)	December 31, 2017
Loans and financing current	16,732	(21,093)	(11,295)	13,051	378,154	(361,410)	14,139
Loans and financing non-current	9,965	-	-	-	-	361,410	371,375
Debentures current	1,665,629	(77,816)	(288,151)	125,831	(356,514)	(1,068,979)	-
Debentures non-current	-	-	-	-	-	1,068,979	1,068,979
Accounts payable from acquisition of investments current	4,856	(9,001)	-	(711)	-	4,856	-
Accounts payable from acquisition of investments non-current	4,856	-	-	-	-	(4,856)	-
Total liabilities from financing activities	1,702,038	(107,910)	(299,446)	138,171	21,640	-	1,454,493

	January 1, 2016	Cash flow	Payment of interest from of loans and financing and debentures	Interest + Exchange and monetary variation	Proceeds loans and financing obtained	Others (*)	December 31, 2016
Loans and financing current	64,133	(60,514)	(9,506)	5,867	6,540	10,212	16,732
Loans and financing non-current	20,177	-	-	-	-	(10,212)	9,965
Debentures current	1,417,081	-	-	248,548	-	-	1,665,629
Debentures non-current	-	-	-	-	-	-	-
Accounts payable from acquisition of investments current	47,041	(64,039)	-	-	-	21,854	4,856
Accounts payable from acquisition of investments non-current	26,710	-	-	-	-	(21,854)	4,856
Total liabilities from financing activities	1,575,142	(124,553)	(9,506)	254,415	6,540	-	1,702,038

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

34.	Changes in liabilities from financing activities (Continued)

	January 1, 2015	Cash flow	Payment of interest from of loans and financing and debentures	Interest + Exchange and monetary variation	Proceeds loans and financing obtained	Others (*)	December 31, 2015
Loans and financing current	163,271	(189,012)	(28,049)	28,275	42,180	47,468	64,133
Loans and financing non-current	67,645	-	-	-	-	(47,468)	20,177
Debentures current	466,968	(35,508)	-	206,192	-	779,429	1,417,081
Debentures non-current	779,429	-	-	-	-	(779,429)	-
Accounts payable from acquisition of investments current	46,466	(10,461)	-	-	-	11,036	47,041
Accounts payable from acquisition of investments non-current	37,746	-	-	-	-	(11,036)	26,710
Total liabilities from financing activities	1,561,525	(234,981)	(28,049)	234,467	42,180	-	1,575,142

(*)	Debt restructuring - refer to Note 14 for further details.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

35.	Earnings (loss) per share

The Transaction was structured as a reorganization and recapitalization transaction by which the Company issued shares and warrants for the net assets of Estre Brazil accompanied by a capital contribution in cash (recapitalization). Earnings (loss) per share has been calculated for all historical periods to reflect the Company’s capital structure as if the Transaction had occurred at the beginning of the earliest period presented.

Earnings per share

Basic	2017			2016		2015
				(Restated)		(Restated)

Profit (loss) attributable to equity holders of the parent		43,793		(360,789)		(214,952)
Weighted average number of ordinary shares outstanding (shares/thousand)		45,637		45,637		45,637

Basic profit (loss) per share	R$	0.9596	R$	(7.9057)	R$	(4.7101)

Diluted	2017			2016		2015
				(Restated)		(Restated)

Profit (loss) attributable to equity holders of the parent		43,793		(360,789)		(214,952)
Weighted average number of ordinary shares outstanding (shares/thousand)		45,691		45,637		45,637

Basic profit (loss) per share	R$	0.9585	R$	(7.9057)	R$	(4.7101)

The shares related to stock options plan were excluded from the calculation of diluted loss per share for the years 2016 and 2015 because their effect would have been antidilutive. The 28,249,999 outstanding warrants to purchase Company shares at US$11.50 per share were not included in the calculation of diluted earnings per share as they were out of the money.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)
December 31, 2017 and 2016
(In thousands of Brazilian Reais, unless otherwise stated)

35.	Earnings (loss) per share (Continued)

Earnings per share from continuing operations

Basic	2017			2016		2015
				(Restated)		(Restated)
Profit (loss) from continuing operations attributable to equity holders of the parent		39,714		(360,830)		(210,431)
Weighted average number of ordinary shares (shares/thousand)		45,637		45,637		45,637

Basic profit (loss) per share	R$	0.8702	R$	(7.9066)	R$	(4.6110)

Diluted	2017			2016		2015
				(Restated)		(Restated)
Profit (loss) from continuing operations attributable to equity holders of the parent		39,714		(360,830)		(210,431)
Weighted average number of ordinary shares (shares/thousand)		45,691		45,637		45,637

Diluted profit (loss) per share	R$	0.8692	R$	(7.9066)	R$	(4.6110)

36.	Subsequent event

Acquisition of Monte Azul

On February 8, 2018, the Company entered into a Share Purchase Agreement to acquire all the outstanding shares of Monte Azul Engenharia Ambiental Ltda., and Monte Azul Engenharia Ltda., diversified waste management providers located in the northwest region of the state of São Paulo, Brazil. The acquisition is part of the Company’s strategy to enhance its competitiveness in a key locations and deliver meaningful synergies.

The completion of the acquisition is subject to customary closing conditions, including regulatory approvals from the Brazil’s antitrust authority.