Form 20-F/A
period 2017-12-31
ESTRE AMBIENTAL, INC.
filed 2018-07-02
CIK 1716586

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F/A
(Amendment No. 1)

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

Yes ☐  No ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F (“Amendment No. 1”) of Estre Ambiental, Inc. (the Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on June 20, 2018. The Company is filing this Amendment No. 1 solely for the purposes of adding Exhibit 4.1 and Exhibit 4.2 to Item 19 “Exhibits”.

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20‑F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to June 20, 2018.

PART III

ITEM 19. EXHIBITS

4.1
Tenth Amendment to the Private Instrument of Deed Regarding the Second Public Issuance of Common Debentures, Non-Convertible Into Shares, of a Single Series, of the Unsecured Type, with Additional Real Guarantees and Additional Fiduciary Guarantee for Public Placement with Restricted Placement Efforts, of Estre Ambiental S.A. dated December 20, 2017 ( English Translation of Portuguese Language Document).

4.2
Tenth Amendment to the Private Instrument of Deed Regarding the First Public Issuance of Common Debentures, Non-Convertible Into Shares, with Real Guarantee and Additional Fiduciary Guarantee for Public Placement with Restricted Placement Efforts, of Estre Ambiental S.A. dated December 20, 2017 ( English Translation of Portuguese Language Document).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

Estre Ambiental Inc.

	By:	/s/ Sergio Pedreiro
	Name:	Sergio Pedreiro
	Title:	Chief Executive Officer

	By:	/s/ Fabio D’Avila Carvalho
	Name:	Fabio D’Avila Carvalho
	Title:	Chief Financial Officer

Date: July 2, 2018