Form 20-F
period 2018-12-31
ESTRE AMBIENTAL, INC.
filed 2019-05-15
CIK 1716586

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2018

Commission file number: 001-38333

ESTRE AMBIENTAL, INC.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

4509, Avenida Brigadeiro Faria Lima, 8th Floor

04538-133 São Paulo, SP, Brazil

(Address of principal executive offices)

Felipe Rodriguez, Interim Chief Financial Officer

4509, Avenida Brigadeiro Faria Lima, 8th Floor

04538-133 São Paulo, SP, Brazil

Telephone No.: +55 11 2124-3265

e-mail: ir@estre.com.br

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	ESTR	NASDAQ Capital Market
Warrants	ESTRW	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2018, the Registrant had:

45,636,732 ordinary shares issued and outstanding, par value $0.0001 per share.

5,550,000 Class B Shares issued and outstanding, par value $0.0001 per share.

27,916,921 outstanding warrants exercisable on a one-for-one basis for ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. N/A

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

i

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

“audited financial statements” means our audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, and the related notes thereto.

“Angra” means Angra Infra Multiestratégia Fundo de Investimento em Participações.

“Angra Put Option Agreement” means the put option agreement between Angra and the Company pursuant to which Angra had the right to sell all of its shares to the Company at a specified price. As a result of this agreement, Angra transferred 8,871,895 shares to the Company, which are currently held in treasury. As described elsewhere in this annual report, we were required to pay the exercise price of approximately R$40.3 million by September 6, 2018. No payments in respect of the exercise price have been made as of the date of this annual report.

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

“Companies Law” means the Companies Law of the Cayman Islands (2018 Revision).

“Debt Instruments” means instruments governing the two existing debentures issued by the Company and one debt confession instrument entered into by the Company. All debentures issued pursuant to the Debt Instruments are currently held by Banco BTG Pactual S.A., Banco Santander (Brasil) S.A. and Itaú Unibanco S.A.

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

“IASB” means the International Accounting Standards Board.

“IBGE” means the Governmental Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).

“IFRS” means International Financial Reporting Standards, as issued by the IASB.

“Incentive Plan” means our 2017 Incentive Compensation Plan.

“Internal Evaluation Process” means the internal evaluation that we conducted at the direction of a special committee of our board of directors comprised of independent members of our board of directors in the aftermath of the Brazilian Federal Police’s execution of search warrants at our corporate offices and the premises of Soma on March 1, 2018, which was designed for the specific purpose of evaluating our supply relationships and related matters at the Company, including Soma and our joint ventures and which was conducted by external legal counsel working together with external forensic service providers.

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

“Refinanced Debt” refers to our outstanding debentures issued pursuant to the Debt Instruments, as amended in connection with the Debt Restructuring.

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

“Soma” means (i) after September 11, 2017, “SPE Soma – Soluções em Meio Ambiente Ltda.”, our consolidated, majority-owned subsidiary, of which we hold 82.0% as of December 31, 2017, that we operate together with Corpus Saneamento e Obras Ltda. (“Corpus”), our third party partner and (ii) prior to September 11, 2017, Consórcio Soma – Soluções em Meio Ambiente, a joint operation with Corpus, in each case, through which we provide urban cleaning and street sweeping services to the municipality of São Paulo.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The December 2017 Transaction

On December 21, 2017, we consummated a series of transactions resulting in our current status as a public company in the United States, as described below:

•

On December 21, 2017, we completed our (i) Pre-Closing Restructuring, pursuant to which the holders of the Company’s common shares contributed these common shares to the Registrant in exchange for an aggregate of 27,001,886 ordinary shares of the Registrant, and as a result of such contribution became a indirectly-owned subsidiary of the Registrant, and (ii) merger with Estre USA, pursuant to which BII Merger Sub Corp. merged with and into Estre USA Inc., with Estre USA as the surviving entity, and Estre USA became a partially-owned subsidiary of the Registrant, which is referred to herein as the Merger (in addition, 1,983,000 of the Registrant’s ordinary shares were issued to the Employee Compensation Entity immediately prior to the closing of the Merger).

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

The financial statements included in this report reflect (i) the restated operating results of the Company prior to the Transaction for the year ended December 31, 2016, as described under “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Internal Evaluation Process and Previous Restatement of Financial Statements” below; (ii) the consolidated results of the Registrant and the Company following the Transaction; (iii) the assets and liabilities of the Company at their historical cost; and (iv) the Registrant’s equity and earnings per share for all periods presented, each of which were previously reflected in our annual report on Form 20-F for the year ended December 31, 2017 which was filed with the SEC. The number of ordinary shares issued by the Registrant as a result of the Transaction are reflected retroactively to December 31, 2016 for purposes of calculating earnings per share in all prior periods presented.

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

CURRENCY TRANSLATION

We maintain our books and records in reais. However, solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank, as of December 31, 2018 of R$3.8742 to US$1.00 or, where expressly indicated, at an average selling exchange rate prevailing during a certain period. All such currency translations should not be considered representations that any such amounts represent, or could have been, or could be, converted into, U.S. dollars or reais at that or at any other exchange rate. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rate Information” for more detailed information regarding the translation of reais into U.S. dollars.

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

•

the risk that we may lose contracts through competitive bidding or be required to substantially lower prices in order to retain certain contracts, which could negatively impact our revenues, operating margins and operating cash flow generation, including the risk of compromising our capacity to meet financial obligations;

•

the outcome of investigations by government authorities under the applicable anti-corruption laws or otherwise, including the currently ongoing Operation Descarte, Operation Quinto Ano and other actions in relation to our former controlling shareholder;

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

•	our ability to retain our customers given that a significant portion of our revenue is derived from a small number of customers;

•	our ability to collect for the services we provide, which is dependent on the financial condition of our customers, especially that of our public sector customers;

•	our ability to successfully obtain or renew the necessary licenses to operate new landfills or expand existing ones;

•	our ability to adequately establish reserves and provisions for landfill site closure and post-closure costs and contamination-related costs;

•	existing and future governmental regulation, including in relation to environmental liabilities;

•	our ability to detect and prevent money laundering, improper payments and other illegal activities;

•	labor disputes, employee strikes and other labor-related disruptions, including in connection with negotiations with unions;

•

our ability to successfully implement our strategy, including those initiatives designed to improve our results of operations, including the restructuring of our debt and possibility of extrajudicial reorganization or a judicially-supervised reorganization process; and

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

The following selected financial information should be read in conjunction with “Presentation of Financial and Other Information,” “Item 5. Operating and Financial Review and Prospects” and our audited financial statements, which are included in this annual report.

The selected financial data as of and for the years ended December 31, 2018 and 2017 and for the three years ended December 31, 2018 have been derived from our audited financial statements, prepared in accordance with IFRS, and included in this annual report.

Statement of Profit and Loss

	For the year ended December 31,
	2018	2018	2017 (restated)(1)	2016 (restated)(1)	2015 (restated)(1)	2014 (restated)(1)
	(in millions of US$)(2)	(in millions of R$)
Continuing operations
Revenue from services rendered	325.4	1,260.6	1,345.8	1,380.0	1,328.9	1,282.6
Cost of services	(252.7)	(979.2)	(942.2)	(1,003.7)	(974.9)	(932.9)

Gross profit	72.6	281.4	403.6	376.3	354.0	349.6
Operating income (expenses)
General and administrative expenses	(84.5)	(327.3)	(256.5)	(231.1)	(222.5)	(248.3)
Selling expenses, net	1.4	5.3	(6.7)	10.5	13.3	(56.3)
Share of (loss) profit of an associate	(0.9)	(3.3)	(1.0)	10.2	11.1	40.6
Other operating expenses, net	(148.8)	(576.5)	(31.1)	(80.6)	(24.7)	139.3

	(232.8)	(901.8)	(295.3)	(291.0)	(222.9)	(124.7)

Profit (loss) before finance income and expenses	(160.1)	(620.4)	108.3	85.3	131.1	224.9
Finance expenses	(65.0)	(251.7)	(532.2)	(397.1)	(384.0)	(415.7)
Finance income	30.0	116.3	108.3	51.7	30.1	27.4

Loss before income and social contribution taxes	(195.1)	(755.8)	(315.6)	(260.1)	(222.7)	(163.4)
Current income and social contribution taxes	(10.7)	(41.6)	(17.6)	(54.3)	(5.4)	(48.6)
Deferred income and social contribution taxes	19.7	76.5	371.1	(49.8)	12.6	41.6

Profit (loss) for the year from continuing operations	(186.1)	(720.9)	37.9	(364.2)	(215.5)	(170.4)
Discontinued operations(1)
Profit after income and social contribution tax from discontinued operations	7.9	30.5	14.4	3.3	(0.6)	(44.8)
Profit (loss) for the year	(178.2)	(690.5)	52.3	(360.9)	(215.0)	(215.2)

Attributable to:
Equity holders of the parent	(168.5)	(652.8)	43.8	(360.8)	(215.0)	(195.8)
Non-controlling interests	(9.7)	(37.7)	8.5	(0.2)	(0.0)	(19.4)

	(178.2)	(690.5)	52.3	(360.9)	(215.0)	(215.2)

	For the year ended December 31,
	2018	2018	2017 (restated)(1)	2016 (restated)(1)	2015 (restated)(1)	2014 (restated)(1)
	(in millions of US$)(2)	(in millions of R$)
Earnings (loss) per share(3)
- Basic, profit (loss) for the year attributable to equity holders of the parent (in Reais)	(3.6919)	(14.3032)	0.9596	(7.9057)	(4.7101)	(4.2905)
- Diluted, profit (loss) for the year attributable to equity holders of the parent (in Reais)	(3.5382)	(13.7076)	0.9585	(7.9057)	(4.7101)	(4.2905)
Earnings (loss) per share from continuing operations
- Basic, profit (loss) from continuing operations attributable to equity holders of the parent (in Reais)(4)	(3.8537)	(14.9299)	0.6453	(7.9777)	(4.6110)	(3.7469)
- Diluted, profit (loss) from continuing operations attributable to equity holders of the parent (in Reais)(4)	(3.6932)	(14.3082)	0.6446	(7.9777)	(4.6110)	(3.7469)

(1)

In 2018, our energy business, which is part of the Value Recovery segment, was classified as discontinued operations, and as a result of that classification, the statement of profit and loss for the years ended December 31, 2017, 2016, 2015 and 2014 have been restated for comparative purposes. See note 1.5.1 to our audited financial statements included elsewhere in this annual report.

(2)

Solely for the convenience of the reader, the amounts in reais for the year ended December 31, 2018 has been translated into U.S. dollars using the rate of R$3.8742 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of December 31, 2018, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “—Exchange Rate Information” below.

(3)

Given that the Registrant is a new parent entity established to effect a share for share exchange in connection with the Transaction, and its audited financial statements have been presented as a continuation of the existing group, the number of shares taken as being issued for both the current and preceding periods was the number of shares issued by the new parent entity (Estre Ambiental, Inc.). In the calculation of earnings per share for the year ended December 31, 2016 presented in the audited financial statements, there were no changes in the number of outstanding ordinary shares of Estre Ambiental S.A. for that period that should be reflected in the calculation. Therefore, the weighted average number of shares was the same for all periods.

(4)

The calculation of basic earnings (loss) per share is based on the net income attributable to controlling equity holders of the Registrant and the proportional weighted average number of shares outstanding during the year. Diluted earnings per share is based on the net income attributable to controlling equity holders, as adjusted by the weighted average number of shares outstanding during the year assuming conversion of all potentially dilutive shares. For additional information, see note 34 to our audited financial statements included elsewhere in this annual report.

Balance Sheet

	As of December 31,
	2018	2018	2017	2016	2015
	(in millions of US$)(1)	(in millions of R$)
Assets
Current Assets
Cash and cash equivalents	4.9	18.9	84.7	31.1	47.8
Marketable securities	0.0	0.0	0.0	—	12.1
Trade accounts receivable	129.5	501.8	669.2	716.8	512.7
Contract asset.	31.1	120.3	—	—	—
Inventories	2.2	8.6	11.4	8.7	8.1
Taxes recoverable	25.4	98.4	101.9	117.8	92.1
Receivables from divestiture	2.4	9.3	—	—	41.3
Other receivables	8.3	32.0	34.9	38.8	34.6

	203.7	789.3	902.1	913.2	748.7

Assets held for sale	21.0	81.5	6.6	—	—

Total current assets	224.8	870.8	908.7	913.2	748.7

Noncurrent Assets
Marketable securities	0.0	0.0	—	—	24.2
Related Parties	0.6	2.2	14.5	9.8	21.3
Trade accounts receivable	31.3	121.1	108.9	5.7	4.8
Taxes recoverable	8.1	31.2	52.1	4.5	22.2
Prepaid expenses	0.0	0.1	0.2	3.3	4.5
Deferred taxes	—	—	0.0	41.1	25.9
Other receivables	5.3	20.6	14.5	7.7	12.2
Fair value of call option	—	—	—	—	20.9
Investments	2.0	7.7	7.2	114.7	104.3
Property, plant and equipment	132.2	512.1	689.5	694.5	691.8
Intangible assets	15.2	59.0	588.2	553.8	607.1

Total noncurrent assets	194.6	754.0	1,475.1	1,434.9	1,539.6

Total assets	419.3	1,624.7	2,383.8	2,348.0	2,288.3

Liabilities and Equity
Current liabilities
Loans and financing	155.3	601.5	14.1	16.7	64.1
Debentures	249.4	966.4	—	1,665.6	1,417.1
Provision for landfill closure	1.4	5.6	20.7	15.5	—
Trade accounts payable	44.7	173.3	128.1	108.4	96.5
Labor payable	25.4	98.5	117.9	106.9	97.6
Tax liabilities	39.2	151.7	169.5	295.3	214.8
Accounts payable from acquisition of investments	—	—	—	4.9	47.0
Related parties	21.2	82.1	82.8	2.6	23.1
Advances from customers	3.9	15.0	16.5	0.6	3.5
Accounts payable for land and intangible asset acquisition	1.4	5.4	9.0	9.1	10.6
Other liabilities	5.1	19.8	33.0	29.5	6.5

	547.1	2,119.4	591.6	2,255.1	1,980.9
Liabilities directly associated with the assets held for sale	10.6	41.2	23.8	24.2	17.9

	As of December 31,
	2018	2018	2017	2016	2015
	(in millions of US$)(1)	(in millions of R$)
Total current liabilities	557.7	2,160.6	615.4	2,279.4	1,998.8

Noncurrent liabilities
Loans and financing	6.9	26.8	371.4	10	20.2
Debentures	—	—	1,069.0	—	—
Provision for landfill closure	25.0	96.8	92.9	86.1	83.1
Provision for legal proceedings	18.1	70.3	147.8	245.5	185.6
Accounts payable from acquisition of investments	—	—	—	4.9	26.7
Tax liabilities	93.5	362.3	395.8	236.1	213.1
Deferred taxes	13.5	52.3	137.0	175.6	110.6
Accounts payable for land and intangible asset acquisition	1.2	4.8	10.4	7.6	13.1
Other liabilities	0.1	0.2	0.2	39.9	18.3
Total noncurrent liabilities	158.3	613.4	2,224.4	805.7	670.6
Equity
Capital	0.0	0.0	0.0	108.1	108.1
Capital reserve	282.6	1,094.7	1,068.2	748.5	743.7
Other comprehensive income	(0.0)	(0.0)	1.8	1.7	1.5
Treasury shares	—	—	—	(37.4)	(37.4)
Accumulated losses	(563.6)	(2,183.4)	(1,520.8)	(1,564.5)	(1,203.8)
Non-controlling interest	(15.6)	(60.5)	(5.1)	6.6	6.7

Total equity (capital deficiency)	(296.6)	(1,149.2)	(455.9)	(737.1)	(381.1)

Total liabilities and equity	419.3	1,624.7	2,383.8	2,348.0	2,288.3

(1)

Solely for the convenience of the reader, the amounts in reais for the year ended December 31, 2018 has been translated into U.S. dollars using the rate of R$3.8742 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of December 31, 2018, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “—Exchange Rate Information” below.

CONSOLIDATED STATEMENT OF CASH FLOW

	For the year ended December 31,
	2018	2018	2017	2016	2015
	(in millions of US$)(1)
Net cash (used in) provided by
Operating activities	5.4	21.0	243.3	213.5	235.2
Investing activities	(22.4)	(86.9)	(200.3)	(166.7)	(90.1)
Financing activities	0.4	1.7	10.6	(63.5)	(210.4)

(1)

Solely for the convenience of the reader, the amounts in reais for the year ended December 31, 2018 has been translated into U.S. dollars using the rate of R$3.8742 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of December 31, 2018, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “Exchange Rate Information” below.

Segment Information

The table below sets forth our statement of profit or loss by business segment for the periods indicated:

For the year ended December 31, 2018:

	Collection & Cleaning Services	O&G	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
	(in thousands of R$)
Domestic customers	817,145	12,749	401,140	29,553	—	—	1,260,587
Inter-segment	44,831	45	55,427	1,777	—	(102,080)	—

Total revenue from services	861,976	12,794	456,567	31,330	—	(102,080)	1,260,587
Cost of services	(731,424)	(13,511)	(306,673)	(29,119)	(2,253)	103,797	(979,183)

Gross profit (loss)	130,552	(717)	149,894	2,211	(2,253)	1,717	281,404

Operating income/(expenses)
General and administrative expenses	(40,793)	(96)	(1,761)	(187)	(284,472)	23	(327,286)
Selling expenses, net	(8,433)	(189)	(26,981)	(1,782)	42,709	—	5,324
Share of profit of an associate	—	—	—	—	(650,080)	646,741	(3,339)
Other operating income (expenses), net	1,225	(6)	4,949	(122)	(580,829)	(1,723)	(576,506)

	(48,001)	(291)	(23,793)	(2,091)	(1,472,672)	645,041	(901,807)

Profit (loss) before finance income and expenses	82,551	(1,008)	126,101	120	(1,474,925)	646,758	(620,403)
Finance expenses	14,788	(541)	(14,244)	(77)	(251,619)	—	(251,693)
Finance income	8,536	73	6,535	603	100,566	—	116,313

Profit (loss) before income and social contribution taxes	105,875	(1,476)	118,392	646	(1,625,978)	646,758	(755,783)
(-) Current income and social contribution taxes	(26,621)	—	(479)	—	(14,523)	—	(41,623)
(-) Deferred income and social contribution taxes	292	—	—	—	76,196	—	76,488

Profit (loss) for the year	79,546	(1,476)	117,913	646	(1,564,305)	646,758	(720,918)
Discontinued operations
Profit (loss) after tax for the year resulting from continuing operations	—	—	—	3,285	27,169	—	30,454
Net income (loss) for the year	79,546	(1,476)	117,913	3,931	(1,537,136)	646,758	(690,464)

For the year ended December 31, 2017:

	Collection & Cleaning Services	O&G	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
	(in thousands of R$)
Domestic customers	911,652	25,524	371,840	36,833	—	—	1,345,849
Inter-segment	17,171	331	83,558	897	—	(101,957)	—

Total revenue from services	928,823	25,855	455,398	37,730	—	(101,957)	1,345,849
Cost of services	(673,024)	(21,152)	(316,305)	(24,428)	(9,303)	101,957	(942,255)

Gross profit (loss)	255,799	4,703	139,093	13,302	(9,303)	—	403,594
Operating income/(expenses)
General and administrative expenses	(38,309)	(42)	1,290	(842)	(218,629)	—	(256,532)
Selling expenses, net	(16,261)	—	37,468	280	(28,128)	—	(6,641)
Share of profit of an associate	—	—	—	—	83,384	(84,404)	(1,020)
Other operating income (expenses), net	(15,335)	(4,509)	(41,719)	76,349	(45,911)	—	(31,125)

	(69,905)	(4,551)	(2,961)	75,787	(209,284)	(84,404)	(295,318)

Profit (loss) before finance income and expenses	185,894	152	136,132	89,089	(218,587)	(84,404)	108,276
Finance expenses	(132,234)	889	(37,757)	(36)	(363,037)	—	(532,175)
Finance income	8,276	70	948	81	98,906	—	108,281

Profit (loss) before income and social contribution taxes	61,936	1,111	99,323	89,134	(482,718)	(84,404)	(315,618)
(-) Current income and social contribution taxes	(8,613)	—	(4,030)	(62)	(4,838)	—	(17,543)
(-) Deferred income and social contribution taxes	22,552	—	16,897	—	331,635	—	371,084

Profit (loss) for the year	75,875	1,111	112,190	89,072	(155,921)	(84,404)	37,923
Discontinued operations Profit (loss) after tax for the year resulting from continuing operations	6,506	—	799	7,037	—	—	14,342

Net income (loss) for the year	82,381	1,111	112,989	96,109	(155,921)	(84,404)	52,265

For the year ended December 31, 2016, as restated:

	Collection & Cleaning Services	O&G	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
	(in thousands of R$)
Foreign customers	—	—	—	—	—	—	—
Domestic customers	869,333	62,799	420,293	27,606	—	—	1,380,031
Inter-segment	52,689	78	29,505	1,632	—	(83,904)	—

Total revenue from services	922,022	62,877	449,798	29,238	—	(83,904)	1,380,031
Cost of services	(678,058)	(41,583)	(337,335)	(22,002)	(8,674)	83,904	(1,003,748)

Gross profit (loss)	243,964	21,294	112,463	7,236	(8,674)	—	376,283
Operating income/(expenses)
General and administrative expenses	(38,105)	(783)	(10,206)	(343)	(163,680)	(17,933)	(231,050)
Selling expenses, net	268	897	26,293	8,532	(25,495)		10,495
Share of profit of an associate	—	—	—	—	139,714	(129,562)	10,152
Other operating income (expenses), net	(12,402)	213	962	4	(69,328)	—	(80,551)

	(50,239)	327	17,049	8,193	(118,789)	(147,495)	(290,954)

Profit (loss) before finance income and expenses	193,725	21,621	129,512	15,429	(127,463)	(147,495)	85,329
Finance expenses	(27,110)	(1,326)	(732)	(11)	(367,954)	—	(397,133)
Finance income	1,506	1	18	16	50,122	—	51,663

Profit (loss) before income and social contribution taxes	168,121	20,296	128,798	15,434	(445,295)	(147,495)	(260,141)
(-) Current income and social contribution taxes	—	—	—	(1)	(54,336)	—	(54,337)
(-) Deferred income and social contribution taxes	—	—	—	—	(49,755)	—	(49,755)

Profit (loss) for the year	168,121	20,296	128,798	15,433	(549,386)	(147,495)	(364,233)
Discontinued operations Profit (loss) after tax for the year resulting from continuing operations	—	—	41	3,247	—	—	3,288

Net income (loss) for the year	168,121	20,296	128,839	18,680	(549,386)	(147,495)	(360,945)

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

For convenience purposes only, the amounts in reais for the year ended December 31, 2018 presented throughout this annual report have been translated to U.S. dollars using the rate R$3.8742 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of December 31, 2018, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. The real has fluctuated significantly over the course of 2018 due in part to the general strengthening of the U.S. dollar worldwide and reflecting lower Brazilian interest rates and a high degree of political uncertainty.

The following table shows the period end, average, high and low commercial selling real/U.S. dollar exchange rate reported by the Central Bank on its website for the periods and dates indicated.

	R$ per US$1.00
Year Ended December 31,	Low	High	Average(1)	Period End
2013	1.95	2.45	2.16	2.34
2014	2.20	2,74	2.35	2.66
2015	2.58	4.19	3.34	3.90
2016	3.12	4.16	3.48	3.26
2017	3.05	3.44	3.19	3.31
2018	3.14	4.19	3.66	3.87

(1)	Represents the average of exchange rates on each day of each month during the periods indicated.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We derive a significant portion of our revenues from markets in which we have exclusive arrangements pursuant to municipal contracts. Our municipal contracts are for a specified term and are, or will be, subject to competitive bidding in the future. Although we intend to bid on additional municipal contracts in our target markets from time to time if and when suitable opportunities arise, we may not, if ever, be successful in winning bids, especially considering the significant increase in competitivity and margin compression in the market during the course of 2018. In addition, municipalities may unilaterally terminate any agreements on grounds of serving the public interest. If we are unable to replace revenue from contracts lost through competitive bidding or early termination or from lowering prices pursuant to the competitive bidding process for existing contracts, our revenues could decline.

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

In addition, the risks described under “—Risks Related to Compliance and Control” have caused, and may in the future cause, us to be unable to participate in certain competitive bidding processes, which may cause a significant decline in our revenues. For example, Estre was classified as a Compliance High Risk Supplier by Petrobras in the past and, as such, was not permitted to participate in certain of Petrobras’ bidding processes.

A significant portion of our revenue is derived from a small number of customers, and partial or full loss of revenues from any such customer may adversely affect our revenues and results of operations. In particular, the municipality of São Paulo is currently serviced based on a short-term temporary contract which will end on June 1, 2019. The loss of business from the São Paulo contract will have a material adverse impact on us.

Our customer base includes a mix of customers operating in both the private and public sectors. As of December 31, 2018, we had 138 municipal customers and more than 3,000 private sector customers, serving approximately 31 million individual customers daily. Although we have a diversified customer base across our four business segments, our top 13 customers accounted for 72.9% of our total net revenue in the year ended December 31, 2018. In addition, our top 5 costumers represent 38.2% of our revenue from the Landfills segment, totaling 12.1% of our total net revenue and 8 customers accounted for 93.7% or more of our revenue from the Collection & Cleaning segment, totaling 60.7% of total net revenue in the year ended December 31, 2018.

In addition, we rely significantly on certain municipal customers within our Collection & Cleaning segment as a source of revenues, namely the municipalities of São Paulo and Curitiba. Together, our contracts with the municipalities of São Paulo and Curitiba represented 79.0% of the net revenues from services rendered for the Collection & Cleaning segment for the year ended December 31, 2018, and 39.9% of our total net revenues from services that year. Competitive bidding processes are inherently subject to a high degree of uncertainty, and there can be no guarantee that past practices will be indicative of future success. As described below under “—Our contract with the municipality of São Paulo”, we will no longer provide services in São Paulo as of June 1, 2019 when our emergency temporary contract will be terminated. As described below under “Our contract with the municipality of Curitiba”, our contract with Curitiba has been renewed and we signed a five-year contract on January 3, 2019.

Moreover, we cannot assure you that we will be the successful bidder in bidding processes for any other competitive bidding process we participate in. In addition, even if we are successful in the bidding process and enter into new contracts with our most significant customers, the terms of the contracts might differ and might not be as favorable to us as those contracts currently in place, resulting in less revenue from these customers. The loss or adverse modification of any material customer contract could have a material adverse effect on our business, results of operations and financial condition.

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

Our contract with the municipality of São Paulo

We have been servicing the São Paulo contract through Soma since 2011. Our contract with the municipality of São Paulo for urban cleaning and street sweeping services represented approximately 25.5% of our revenues in 2018 (29.1% of our revenues in 2017). This contract expired in the end of 2017, and we are currently providing urban cleaning services to the city of São Paulo pursuant to a temporary contract. The temporary contract was first entered into on December 15, 2017 and expired in June 2018. On June 12, 2018, we further extended the temporary contract until the end of 2018. In December 2018, we further extended the temporary contract until the end of May 2019 and, on May 2, 2019, we were informed that our emergency contract with the municipality of São Paulo will be terminated on June 1, 2019, at which point we will no longer provide services in São Paulo. The extended temporary contract introduced in June 2018 certain significant changes to the contractual arrangement. Most significantly, under the extended temporary contract, the city of São Paulo has been divided into six separate parcels for urban cleaning, whereas under the previous contract the city had been divided into two parcels only. We, through Soma, were awarded only two parcels under the extended temporary contract, which reflects a significant decrease of our service area, since we previously serviced one of the only two parcels. As a result these changes, monthly revenues under the extended temporary contract decreased approximately 40% starting in June 2018 and as a result our revenues from the contract with the municipality of São Paulo for urban cleaning and street sweeping services decreased to approximately 31.8% of our revenues in 2018.

After a series of delays, a new bid for the São Paulo contract was initiated in October 2018, in which the Company participated. In connection with the bidding process, São Paulo has divided the urban cleaning contract into six separate parcels, in line with the extended temporary contracts entered into in June 2018. The Company was not the bidder with the lowest price for any of the six parcels in São Paulo and, on May 2, 2019, we were informed that our emergency contract with the municipality of São Paulo will be terminated on June 1, 2019, at which point we will no longer provide services in São Paulo. The loss of the São Paulo cleaning contract will result in a significant reduction in our revenues, which will have an adverse impact on us.

Considering the significance of the São Paulo contract in terms of revenues, it can be expected that our revenues will materially decrease upon the termination of the contract. According to management estimates, and based on our original revenue expectations for 2019, the impact of losing the São Paulo contract on an annualized basis will result in an estimated decrease in revenues of 25.1%.

A relevant part of our operational structure is designed to serve the São Paulo contract and, upon its termination, we will be required to significantly reallocate resources, including the termination of employees currently servicing this contract and/or closure of certain facilities and projects solely related to our current operations in São Paulo, all of which will have a cash impact in the short-term of approximately R$22 million, which amount is stated after taking account of the cash expected to be generated from the sale of assets previously used in such operation. Furthermore, given the medium and long term nature of the majority of our contracts, we will not have the flexibility to immediately offset a decrease in revenues by increasing prices. Given the staggered timing of attractive competitive bidding opportunities occurring only on an intermittent basis as existing contracts come due, we will likely face challenges to quickly replace the lost revenues with new collections business. Given the size of the city of São Paulo, being the largest city in Brazil in terms of population according to 2017 IBGE data, we would likely have to secure several smaller contracts to replace the revenues lost under the contract. The significant loss of revenues could, in turn, impact our ability to comply with the covenants under any of our indebtedness or make payments as they come due.

Our contract with the municipality of Curitiba

Cavo, which we acquired in 2011, has been servicing the Curitiba contract since 1995. Our contract with the municipality of Curitiba for collections, urban cleaning and street cleaning comprised approximately 12.0% of the Company’s revenues in 2018 (12.5% in 2017). In October 2018, we won the competitive bidding process for the Curitiba collections and cleaning contract. We signed a five-year contract on January 3, 2019 with a maximum value of R$844.8 million (a reduction in price of approximately 14.1% compared with the previous contract) and are currently providing the contractual services to Curitiba. In connection to the new contract, we are required to incur in expenses in order to comply with the terms of the new contract, which could further affect our short-term liquidity and therefore impact our ability to make payments as they become due.

As of December 31, 2018 we recorded significant negative working capital and capital deficiency, we are currently in breach of certain financial covenants and contractual obligations, and our ability to avoid a judicial reorganization is dependent on our ability to successfully complete a debt restructuring and significantly improve our liquidity position

We incurred net losses from continuing operations of R$720.9 million and R$364.2 million in the years ended December 31, 2018, and 2016, respectively, and while we recorded profits from continuing operations of R$37.9 million in 2017, such results were primarily driven by the gains recorded under deferred income and social contribution taxes as a result of our recognition of tax loss carryforwards in connection with our participation in the Brazilian Tax Regularization Program. As of December 31, 2018, we recorded negative working capital (calculated as total current assets minus total current liabilities) of R$1,289.8 million and a capital deficiency (calculated as total assets minus total liabilities) of R$1,149.2 million. As of December 31, 2017, we recorded working capital of R$293.4 million and a capital deficiency of R$455.9 million, and as of December 31, 2016, we recorded negative working capital of R$1,366.2 million and a capital deficiency of R$737.1 million.

As a result of liquidity constraints, the Company was not able to comply with the financial covenants included in its Debt Instruments for the year ended on December 31, 2018 and we are currently in breach of such covenants. In addition, on March 6, 2018, Angra confirmed the exercise of its put option to sell all of its shares of the Company. While we were required to pay the exercise price of approximately R$40.3 million by September 6, 2018, as of the date of this annual report, we have not yet made any payments to Angra due to our liquidity constraints, and the rescheduled payment terms are still being negotiated. See “Major Shareholders and Related Party Transactions—Share Put Option Agreement” and “—We are in default under the Angra Put Option Agreement, and if we are unable to reach an agreement with Angra to resolve the default, Angra can exercise remedies against us” below. Our management has identified several significant obligations arising during 2019 that require funding through liquidity, primarily relating to (a) the payments we are required to make for severance and other demobilization costs related to discontinued operations (for example, the contract with the municipality of São Paulo for cleaning services, which will be terminated on June 1, 2019, at which point we will no longer provide services in São Paulo) and (b) capital expenditures (e.g., new trucks and equipment) required in connection with contract renewals, such as the investment obligations arising under the contract with the municipality of Curitiba for cleaning services, which was renewed on January 3, 2019 for an additional five year period. Furthermore, as of December 31, 2018, the Company had aggregate overdue trade accounts of R$85.9 million, and there can be no assurance that such trade creditors will not demand immediate payment or use a variety of legal remedies to enforce their claims, which may further constrain our liquidity, further jeopardize our ability to continue as a going concern and increase the risk that we become subject to bankruptcy proceedings.

We are engaged in efforts to generate liquidity in order to improve our liquidity position and fund our obligations, including negotiations in respect of the sale of certain assets, which sales will likely require the approval of the holders of our Debt Instruments. In addition, the Company, with the approval of our board of directors, has initiated negotiations with the holders of the Debt Instruments, as well as other relevant creditors including Angra, with the goal of restructuring its financial and such other debt. In that regard, the Company engaged an outside restructuring advisor as well as outside legal counsel to advise in connection with the debt restructuring process. The Company is currently seeking to conclude the debt restructuring process in the course of 2019.

There can be no assurance that the debt restructuring process will be successful or that we will be able to generate sufficient liquidity in order to fully address our liquidity concerns. Our inability to significantly improve our liquidity position and comply with our financial covenants and other payment obligations, including overdue amounts owed to trade creditors, could have a material adverse effect on us and result in an extrajudicial reorganization or a judicially-supervised reorganization process, which may result in our shareholders losing their entire investment.

We have a significant level of indebtedness, including debt issued pursuant to the Debt Instruments, which is secured by a significant amount of our assets and contains financial covenants; we are currently in breach of our financial covenants and such breach and our high level of indebtedness generally may materially adversely affect us and our ability to successfully implement our strategic plan and continue our operations and may result in our bankruptcy.

We have substantial indebtedness. As of December 31, 2018, our total financial indebtedness, consisting primarily of outstanding balances on our debentures and working capital loans and, to a lesser extent, BNDES loans and financings and finance leases, was R$1,594.7 million, as compared to R$1,454.5 million and R$1,692.3 million as of December 31, 2017 and 2016, respectively. Of these total amounts, 97.6% of our total indebtedness was linked to floating rates as of December 31, 2018 as compared to 98.7% and 99.1% as of December 31, 2017 and 2016, respectively.

Furthermore, a significant part of our assets have been pledged as collateral to secure repayment of the Refinanced Debt. The Refinanced Debt is secured by collateral consisting of: (i) a lien on all real estate relating to the operational landfills; (ii) a lien on all material subsidiaries controlled, directly or indirectly, by us; (iii) a fiduciary assignment of the remaining balance originated from the foreclosure of liens described in this paragraph; and (iv) corporate guarantees of all material subsidiaries controlled, directly or indirectly, by us. The debt admission instrument related to our first issuance of debentures is also secured by a fiduciary assignment of certain real estate assets owned by us. In addition, the Refinanced Debt is secured by a fiduciary lien on all (except for 4.38% secured for the benefit of Angra) of the Company’s common shares as security for the payment of all obligations related to the Refinanced Debt. For further information, see “Item 5.B. Operating Financial Review and Prospects —Indebtedness—Debentures—Debt Restructuring and Refinanced Debt.”

The Debt Instruments also contain financial and other covenants. In particular, they require us to maintain certain financial ratios, which are measured semi-annually as of June 30 and December 31 of each year, on a Company consolidated basis, starting on December 31, 2018. As of December 31, 2018, the Company did not comply with its financial covenants, i.e. (i) the Company’s consolidated annual net debt to EBITDA ratio was 7.9x and exceeded the permitted maximum ratio of 4.0x, and (ii) the debt service coverage ratio of the Company was negative 15.6x, below the mimimum ratio of 1.2x. As a consequence of our non-compliance with the financial covenants under the Debt Instruments, lenders are entitled to accelerate the debt obligations. The Company has initiated negotiations with the holders of its Debt Instruments and we currently do not expect that the relevant creditors will accelerate the debt obligations in the near future. However, the lenders have not provided any formal waivers with respect to the non-compliance of the financial covenants.

Our high amount of indebtedness, related collateral and the breach of the financial covenants set forth in our Debt Instruments:

•	entitles the holders of our debentures to accelerate the debt obligations and may result in the execution against any collateral securing such indebtedness;

•

may result in cross-defaults under our other indebtedness, which in turn could result in the acceleration of our other indebtedness and in the execution against any collateral securing such indebtedness;

•	could force us to undergo a judicial reorganization or result in our bankruptcy;

•	increases our vulnerability to general adverse economic and industry conditions and an increase in interest rates;

•	limits our ability to obtain additional financing or refinancing on acceptable terms or at all;

•

may force us to reduce or delay capital expenditures, sell assets, restructure or refinance all or part of our existing debt, or seek additional equity capital, any of which may not be available on terms that are favorable to us or to our shareholders, if at all;

•

will, once the grace period for the payment of interest in cash in respect of the Refinanced Debt expires in December 2019 and once our grace period for the payment of principal of the Refinanced Debt expires in December 2020, require the dedication of a substantial portion of our cash flow from operations to the payment of interest on, and principal of, our indebtedness, thereby reducing the availability of such cash flow to fund our operations;

•	limits our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	places us at a competitive disadvantage relative to our competitors with less debt.

Considering our unsustainably high level of indebtedness and the breach of the financial covenants set forth in our Debt Instruments, we are engaged in efforts to improve our financial position. In that regard, the Company, with the approval of our board of directors, has initiated negotiations with the holders of the Debt Instruments, as well as other relevant creditors such as Angra with the goal of restructuring its financial and such other debt. The Company engaged an outside restructuring advisor as well as outside legal counsel to advise in connection with the debt restructuring process. The Company is currently seeking to conclude the debt restructuring process during the course of 2019. However, there can be no assurance that the debt restructuring process will be successful or that we will be able to otherwise address our high level of indebtedness and distressed financial situation. Our inability to do so may result in our bankruptcy, which may result in our shareholders losing their entire investment.

We are in default under the Angra Put Option Agreement, and if we are unable to reach an agreement with Angra to resolve the default, Angra can exercise remedies against us.

On March 6, 2018, our former shareholder Angra confirmed the exercise of its put option to sell all of its shares of the Company. As a result of such exercise, Angra transferred 8,871,895 shares to the Company, which are currently held in treasury, and we were required to pay the exercise price of approximately R$40.3 million by September 6, 2018. However, as of the date of this annual report, as a result of our liquidity constraints, we have not yet made any payments to Angra with respect to the share transfer, but are negotiating alternative payment terms with Angra.

On September 11, 2018, we received a letter from Angra stating that we are in default under the Angra Put Option Agreement as a result of our failure to pay the put option amount when due and that additional amounts may be due to Angra because of our default, including default interest payments. We are in ongoing negotiations with Angra regarding the payment terms, which are conducted concurrently with our efforts to restructure our Debt Instruments and part of our larger debt restructuring efforts. There are no assurances that our negotiaions with Angra will be successful and Angra has reserved all of its rights, remedies, actions and powers to which it may be legally entitled. As a result, Angra may seek certain remedies afforded to them under the Angra Put Option Agreement and otherwise under Brazilian law, including the enforcement of their security interest of 4.38% of the share capital of the Company.

Our default under the Angra Put Option Agreement, if not cured, could also constitute an event of default under the cross-default provisions of our other indebtedness. If a default occurs under the Debt Instruments, in particular, the holders of such debt could accelerate the indebtedness, demand immediate payment and use a variety of legal remedies to enforce their claims. If any of these defaults and the acceleration of any of our debt were to occur, it is unlikely that we would be able to continue as a going concern and we may have to declare, or be forced into bankruptcy.

Our auditors have issued a “going concern” audit opinion, and our ability to continue as a going concern is dependent on our ability to significantly improve our liquidity position

Our management has concluded that substantial doubt exists with respect to our ability to continue as a going concern through one year after the date of issuance of our audited financial statements as of and for the year ended December 31, 2018. In addition, as a result of our material liquidity issues, our independent auditors have indicated, in their report on our audited financial statements that there exists significant uncertainty that could raise doubt about our ability to continue as a going concern. These doubts regarding our ability to continue as a going concern relate to our history of suffering recurring losses from operations, the ongoing process of renegotiating our debt obligations and our net capital deficiency, resulting in substantial doubt as to our ability to continue as a going concern.The audited financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Our liquidity and our ability to continue as a going concern is dependent on various factors, including our ability to successfully complete a debt restructuring and generate additional liquidity through asset sales, and there are no assurances that we will be successful in our efforts to maintain a sufficient cash balance, report profitable operations in the future or pay our debts as they fall due, any of which could impact our ability to continue as a going concern. Any such inability to continue as a going concern may result in our shareholders losing their entire investment.

Our ability to collect for the services we provide is dependent on the financial condition of our customers, especially that of our public sector customers. The inability of our customers to pay in a timely manner or at all could result in increased working capital requirements and could have a material adverse effect on our business, results of operations and financial condition.

Our ability to collect amounts due pursuant to the terms of the contracts that we have entered into with our customers is largely dependent upon the financial condition of these customers. A significant portion of our customers are municipal entities, which are particularly sensitive to the impact of the macroeconomic and political environment, including election cycles, and, as a result, have historically demonstrated high rates of payment delinquency. As of December 31, 2017, our accounts receivable from customers totaled an aggregate R$969.8 million, 85.8% of which corresponded to accounts receivable from public sector customers, while our provisions for doubtful accounts from customers totaled R$157.2 million as of the same date, 82.9% of which corresponded to provisions for doubtful accounts from public sector customers. As of December 31, 2018, our accounts receivable from customers totaled an aggregate R$765.3 million, 87.0% of which corresponded to accounts receivable from public sector customers, while our provisions for doubtful accounts from customers totaled R$109.9 million as of the same date, 43.5% of which corresponding to provisions for doubtful accounts from public sector customers.

Brazil entered into a recession in 2014 and continues to face macroeconomic challenges (see “—Risks Related to Brazil”). We have observed that challenging macroeconomic circumstances generally impact many of our customers, particularly our municipal customers. Due to negative macroeconomic conditions, many municipalities in Brazil have suffered significant financial difficulties, reduced tax revenues, decreased federal funding and increased cost structures, all of which have imposed material budgetary constraints and cash shortfalls. Governmental entities and municipalities allocate significant portions of their budgets to waste management services costs, according to the Brazilian Ministry of Cities, so their likelihood of material delays in the payment of accounts receivable under existing contracts are exacerbated in an adverse macroeconomic scenario with increased budgetary pressures. As a result of these factors, we continue to experience increased payment delays of our public sector customers in line with delays experienced by the industry as a whole. Overall, the balance of accounts payable by Brazilian municipalities with waste management companies in Brazil has reached approximately R$11.6 billion as of December 31, 2017 according to Selur-SP (Sindicato das Empresas de Limpeza Urbana do Estado de São Paulo).

Pursuant to Brazilian law, public services may be suspended in the event the payment for past services is past due for more than 90 days, unless the suspension could result in severe disturbances of the public order. Certain of our public entity customers might argue that the suspension of our services thereunder might result in a severe disturbance of the public order, forcing us to provide such services even in the event of contractual breaches, including failure to honor payment obligations. In addition, although Brazilian law does not permit public entities to declare bankruptcy and forfeit on their obligations, it nevertheless provides them with certain extraordinary rights under distressed circumstances that provides public entities with flexibility in honoring their contractual commitments. Although such rights are subject to certain limitations, some of our public entity customers have in the past resorted to such mechanisms, resulting in payment delays and/or the renegotiation of the schedule of payments of our accounts receivable, and we expect such practices to continue in the future under certain circumstances. See “Item 5.A. Operating Financial Review and Prospects—Key Factors Affecting Our Results of Operations—How We Generate Revenue—Summary of Our Trade Accounts Receivable Policy.”

Our private sector C&I customers are also negatively affected by market forces and adverse financial and economic conditions beyond our or their control, which may result in increased delinquency or cause customers to terminate or not to renew their contracts with us. In particular, our operations serve clients in the Brazilian oil and gas, civil construction and industrial sectors, and these sectors have been acutely impacted by the ongoing Lava Jato corruption investigations in Brazil (see “—Risks Related to Brazil”).

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

As of December 31, 2018, we operated 12 active landfills and are in the process of developing another three greenfield landfill projects in Brazil. In Brazil, the operation of landfills is subject to various licensing requirements at the municipal, state and federal level, which specific requirements vary from location to location as well as across the regulatory spectrum, depending in part on the particular characteristics, size, location, and potential environmental impacts of each landfill. The licensing process generally comprises three phases: (i) preliminary licensing, whereby initial discussions with the pertinent environmental agencies are held, the basic conditions and milestones for the project are demonstrated and analyzed, such as its location, concept and environmental feasibility, and the basic requirements to be met during subsequent implementation phases are established; (ii) installation licensing, whereby we demonstrate our compliance with all technical specifications, terms and conditions established for the project during the preliminary licensing phase based on the approved project plans, programs and designs, including environmental control measures, and thus authorizes the implementation of the project and commencement of construction which culminates in a final review by the relevant environmental agency before the project becomes operational, and (iii) operating licensing, whereby, after implementing the project in accordance with all previously established requirements and undergoing a final review, which the operation of the project is authorized in compliance with the technical conditions set forth therein, including any environmental control measures and operating conditions. For more information, see “Item 4.B. Information on the Company—Business Overview—Licensing Regulations for Landfills.” Any delays or denials by the environmental licensing authority in issuing or renewing licenses, as well as the inability to meet the requirements established by the environmental authorities during the environmental licensing process, may delay or even prevent the construction, development and regular maintenance of our landfills, transfer stations and greenfield projects.

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

The Brazilian waste management industry is highly fragmented, with no single player accounting for more than 15.0% of market share, and the top five largest players collectively accounting for 42.4% in 2017, according to the most recent ABRELPE data in conjunction with our internal studies. This high degree of fragmentation corresponds to an exceedingly competitive environment requiring substantial labor and capital resources to maintain and capture business. Some of the markets in which we compete or plan to compete are served by one or more large companies, as well as by regional and local companies of varying sizes and resources, some of which may have accumulated substantial goodwill in their markets.

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

Our business is capital-intensive. We must use a substantial portion of our cash flows from operating activities toward capital expenditures, which reduces our flexibility to use such cash flows for other purposes, such as reducing indebtedness. For example, pursuant to certain services contracts we are required to devote significant capital amounts to invest in the renewal of our vehicle fleet, the failure of which could result in the breach of certain obligations under the applicable contract and potentially lead to a suspension, or early termination, of such contracts. We are also required to invest significant capital in the opening and development of new landfill cells, the failure of which could result in damage to our landfill operations and ability to continue to receive hazardous and nonhazardous waste. Our capital expenditures could increase if we make acquisitions or further expand our operations or as a result of factors beyond our control, such as changes in federal, state, local or international requirements. The amount that we spend on capital expenditures may exceed current expectations, which may require us to obtain additional funding for our operations thereby adding additional stress on our liquidity position and adversely affecting us.

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

We depend significantly on the services of the members of our senior, regional and local management teams, including our current CEO and the departure of any of those persons or the inability to adequately replace any such manager could cause our operating results to suffer.

Our success depends significantly on the continued individual and collective contributions of our senior, regional and local management teams including our current CEO. The loss of the services of any member of our senior, regional or local management, in particular our CEO, Mr. Pedreiro, or the inability to hire and retain experienced management personnel could have a material adverse effect on us. Our currently distressed financial situation has further increased the risk of the departure of one or more senior managers and the inability to adequately replace any such manager in the event of a departure.

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

Unfavorable decisions or settlements in relation to these proceedings that prevent us from conducting our business as initially planned, or that involve substantial amounts that have not been adequately provisioned, may materially adversely affect our business, financial condition and results of operations. For example, based on advice of our external legal counsel, who assessed the risk of a potential loss as possible (and not probable), we have not recorded provisions in the aggregate amount of R$120.9 million and R$212.4 million in relation to recent tax assessments that we received from BFRS at the end of 2018 and 2017, respectively. Therefore, in the event that such possible loss materializes, our provisions would not be sufficient to cover our contingencies in relation to this liability. For more information on the material proceedings to which we are a party, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings and Investigations.”

Changes in the tax regimes to which we and our customers are subject may adversely affect us. Brazilian tax authorities may challenge the tax treatment given to certain of our transactions, potentially resulting in significant tax liabilities that could adversely affect us.

The Brazilian government frequently implements changes to tax regimes that may affect our customers and us. These amendments may include changes in prevailing tax rates and, occasionally, the implementation of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. Some of these changes may result in increases in our tax obligations and payments, which could cause us to increase the prices of our services, restrict our ability to do business in our existing and target markets and adversely affect our financial condition and results of operations. There can be no assurance that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes applicable to us and our operations.

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

For example, in January 2016, we entered into an agreement with USA Global MKT (“USA Global”), for the sale of our 51% interest in Doña Juana S.A. ESP (“Doña Juana”), based in Colombia. Pursuant to the terms of the agreement, USA Global, our partner and co-investor in Doña Juana, agreed to seek out a compatible buyer for our interest in Doña Juana and, in the meantime, advanced payments to us for the sale. Following the execution of the agency agreement with USA Global, our results of operations from Doña Juana were recorded as discontinued in 2016, and we ceased to have any participation in the management and affairs of Doña Juana. On November 20, 2018, we fully transferred our shares in Doña Juana to Ecensa Colombia S.A.S. (“Ecensa Colombia”), a subsidiary of USA Global, but continue to have an outstanding balance of receivables in the amount of US$0.8 million (R$2.8 million, calculated using the average FX rate from January 1 to November 30, 2018) as of December 31, 2018 that is payable by USA Global. As a landfill, Doña Juana’s operations are inherently susceptible to various risks, including, among others, in connection with landfill site closure and post-closure costs as well as contamination-related costs. Our potential liability could be significant to the extent these risks materialize, particularly in relation to activities occurring during the period when we still had control. However, despite our sale and transfer, we may continue to be liable for the activities at Doña Juana during times at which we had no authority or control of the entity.

Another example relates to our sale of Estre Óleo e Gás Holding S.A. (“Estre O&G”) in 2014, following which we continued to have contractual obligations to provide certain services to Estre O&G’s business partners through 2017. In addition, we are the subject of, or mentioned in the context of, certain allegations and investigations of misconduct in connection with our discontinued operations. For further information, see “—Risks Related to Compliance and Control” below and “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Discontinued Operations.” Given the current stage of the investigations, we cannot predict whether any such investigations will proceed and, if so, the duration or ultimate outcome of the investigation. In the event we are charged with any violations on the basis of the investigations or other investigations related to discontinued operations or otherwise held responsible in relation thereto, we may be subject to substantial monetary fines and potential ineligibility from contracting with state owned or government entities, which could also have significant impact on our results of operations.

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

The IASB, or other regulatory bodies, periodically introduce modifications to financial accounting and reporting standards under which we prepare our audited financial statements. A number of new accounting standards and amendments and interpretations to existing standards have recently been issued, including IFRS 15 regarding revenues from contracts with customers and IFRS 9 regarding financial instruments We have adopted these new accounting standards on the effective date required, which was January 1, 2018 and, therefore, the audited financial statements included in this annual report reflect the application of these new accounting standards.

Upon application of IFRS 9, we recorded a R$3.5 million decrease in the allowance for doubtful accounts on January 1, 2018. The adoption of IFRS 15 resulted in an impact of R$2.3 million, net of deferred income tax and social contribution of 34%, which was recorded in shareholders’ equity as of January 1, 2018.

In addition, on January 1, 2019, we adopted IFRS 16 which establishes principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. On January 1, 2019, we recognized a right-of-use asset and a lease liability of R$23.3 million.

For further information regarding the new standards effective as of January 1, 2018 and new accounting requirements, including IFRS 16 – Leases, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—New Accounting Standards Issued But Not Implemented” and notes 2.22 and 2.23 to our audited financial statements included elsewhere in this annual report.

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

Since 2015, the BFRS has periodically filed Notices of Tax Enforcement addressed to us, requiring that we produce information concerning transactions with a number of specified suppliers in relation to payments made from 2010 to 2015. In the majority of cases, these requests for information have resulted in official tax infringement notices charging our failure to pay the full amount of federal taxes due for a specified period on the assumption that we understated our taxable income for such periods due to costs recorded from alleged improper payments to certain suppliers. These tax infringement notices subject us to significant tax liabilities, including fines established by the BFRS and payments of interest. The statute of limitations for these claims is five years.

In 2017, we were able to settle certain tax liabilities resulting from these tax infringement charges on attractive terms through tax amnesty programs offered for a limited time in Brazil. However, after these amnesty programs were closed, (i) on December 15, 2017, Cavo Serviços e Saneamento S.A. (“Cavo”), the entity through which we hold an equity stake in Soma, received an official tax infringement notice from the BFRS in the amount of R$90.6 million concerning transactions with a number of specified suppliers in relation to payments made in 2012, (ii) on December 22 and 27, 2017, the Company received two additional official tax infringement notices from the Brazilian federal tax authorities in the aggregate amount of R$121.8 million concerning transactions with a number of specified suppliers in relation to payments made in 2012, (iii) on December 4, 2018, the Company received a further tax infringement notice from the Brazilian federal tax authorities in the aggregate amount of R$53.5 million concerning transactions with a number of specified suppliers in relation to payments made in 2013, and (iv) on December 11, 2018, Cavo received an additional tax infringement notice from the Brazilian federal tax authorities in the total amount of R$65.6 million relating to transactions entered into with a number of specified suppliers and related payments made in 2013. There is no guarantee that additional tax amnesty programs will be offered by the Brazilian government on favorable terms, or at all. We have not established provisions related to these matters based on the advice of our independent Brazilian counsel. For further information regarding our tax proceedings, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings and Investigations.”

For the reasons described above, the current tax charges against us, as well as potential additional tax charges that we may receive in the future, may expose us to significant fines, penalties, judgments, damages and/or settlements as a result of non-compliance with applicable legal and regulatory requirements in amounts that exceed the provisions we have established in relation to these tax contingencies (see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings and Investigations”).

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

We, the former chairman of the Company’s board of directors as well as businesses formerly owned by us are currently the subject of, or otherwise implicated in, certain allegations and investigations of misconduct in relation to alleged improper payments. For further information regarding the related facts, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings and Investigations.”

On March 1, 2018, the Brazilian Federal Police executed search warrants at a number of companies in the cities of São Paulo, Santos, Paulínia, Belo Horizonte and Lamim, including at the premises of Soma as well as the Company’s corporate offices and at Paulínia landfill. This action was part of the so-called Operation Descarte effort of the Brazilian Federal Police working in conjunction with the Brazilian tax authorities within the ambit of the broader Lava Jato task force, with the stated objective of dismantling a criminal money-laundering network. As part of their search of our corporate offices, the Brazilian Federal Police confiscated numerous hard copy and electronic files related to specified suppliers, among other materials.

Most recently, on January 31, 2019, the Brazilian federal police executed search warrants at various locations in the State of São Paulo, including at the Company’s corporate headquarters, as part of investigations related to contracts entered into in the period between 2008 and 2014 between Estre and some of its former subsidiaries and Petrobras Transporte S.A. – Transpetro (“Transpetro”), a subsidiary of the Brazilian company Petroleo Brasileiro S.A. – Petrobras. We understand that the police investigation was launched within the gambit of the broader Lava Jato investigation and as a result of a plea bargain agreement entered into by Mr. Sergio Machado, the former president of Transpetro. As part of this police operation, temporary arrest warrants were also executed leading to, among others, the arrest of the founder and former chairman of Estre, Mr. Wilson Quintella, and a former senior employee of the Company, Mr. Antonio Kanji Hoshikawa.

On February 1, 2019, Mr. Quintella appeared for a deposition before the Brazilian federal police and confessed both to making payments to Mr. Sergio Machado and to the involvement of Mr. Kanji in executing such payments. On March 1, 2019, the federal prosecutor’s office filed a criminal complaint against Mr. Quintella and other former senior employee of the Company, whereby the prosecutors presented an indicative amount of at least R$79.6 million to be claimed from the individuals in connection with the alleged wrongdoing. In the future, similar claims could be made on civil compensation grounds against the Company.

We cannot predict whether these criminal investigations will move forward and, if so, the duration, scope or ultimate outcome of these investigations. The criminal proceedings are still ongoing and new facts may emerge. In the event we are charged with any violations on the basis of the investigations, these charges may seek to impose various sanctions, including significant monetary fines, potential ineligibility from contracting with state-owned or government entities, injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could have a material adverse effect on our business, financial condition, results of operations or liquidity. An announcement of a negative outcome of an investigation, or the bringing of any charges against us (or persons or entities affiliated or previously affiliated with us), could also expose us to civil suits or regulatory action, and/or damage our reputation. The materialization of any of these events could have a material adverse effect on us.

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

In 2015, under the leadership and guidance of our current CEO, Mr. Sergio Pedreiro, and in response to Brazil’s new anticorruption law adopted in 2014 and an intensified focus in Brazil on the prevention of corrupt practices, we implemented a new compliance program focused on transparency and ethical conduct. Since 2015, we have invested significantly in our internal controls mechanisms with the objective of auditing, detecting and reporting irregularities, imposing disciplinary measures and taking remedial or punitive measures in the case of violations. We have a focused commitment to continuing to strengthen our compliance policies and internal control systems.

Nevertheless, despite these substantial efforts, we have identified certain shortcomings and defects of our compliance infrastructure as a result of the Internal Evaluation Process (see “Item 15. Controls and Procedures”), particularly in relation to the implementation of our compliance program at Soma. Accordingly, we cannot assure you that our governance, risk management, compliance, audit and internal controls processes will be able to prevent, detect or remedy all behaviors that are incompatible with the applicable legal requirements or our own ethical or compliance standards, and any weakness or breach could expose us to sanctions, regulatory penalties, civil claims, tax claims, monetary losses, accounting errors or adjustments, reputational damages, or other adverse effects.

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

Following the receipt of tax infringement notices at the conclusion of 2017 (see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings and Investigations”), we engaged a forensic services firm to review Soma’s relationships with certain suppliers. This investigation was only in the preliminary stages when the Brazilian federal police searched our corporate offices and the premises of Soma on March 1, 2018. In the aftermath of the events of March 1, 2018, we broadened the scope of the internal review process at the direction of a newly constituted special committee of our board of directors comprised of independent members of our board of directors. This expanded internal evaluation process sought to ascertain the nature of the goods and services provided to us for payments made to certain suppliers during the period from 2012 to 2017, including via Soma and our joint ventures. As a result, we identified payments to certain suppliers, particularly through Soma, for which there was insufficient evidence that goods and services were provided. Considering these findings, we restated our financial statements as of January 1 and December 31, 2016 and for the years ended December 31, 2015 and 2016, as presented and restated in the 2017 annual report and recalculated our income tax payable corresponding to our management’s assessment of probable tax losses emanating from these payments, as further described under “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Internal Evaluation Process and Previous Restatement of Financial Statements,” “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings and Investigations” and Note 1.4 of our audited financial statements included herein.

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

There are several allegations of improper payments and other improper conduct against Mr. Quintella, who is our founder, a minority shareholder and former chairman of our board of directors, and certain entities affiliated with him, in connection with the ongoing Lava Jato investigation, including entities that were previously under our control. In 2018, Mr. Quintella’s personal apartment was subject to a police search as part of Operation Descarte, and on February 1, 2019, Mr. Quintella appeared for a deposition before the Brazilian federal police and confessed both to making payments to Mr. Sergio Machado and to the involvement of Mr. Kanji, a former employee of the Company, in executing such payments. On March 1, 2019, the federal prosecutor’s office filed a criminal complaint against Mr. Quintella and other former senior employee of the Company, whereby the prosecutors presented an indicative amount of at least R$79.6 million to be claimed from the individuals in connection with the alleged wrongdoing In the future, similar claims could be made on civil compensation grounds against the Company. For further information regarding the related facts, see “Item 8.A. Financial Information— Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings and Investigations.”

Although Mr. Quintella no longer has management control over us and his share ownership in us (held through Cygnus Asset Holding Ltd) has been significantly reduced to 5.9% as a result of the Transaction, we nonetheless believe that, because of Mr. Quintella’s connections with us as our founder, shareholder and former chairman, these allegations could have adverse impacts on us, principally by way of harm to our reputation and, potentially, as a result of his ongoing influence on our employees resulting from his historical role at the Company. We cannot predict the outcome of the ongoing investigations and the criminal complaint involving Mr. Quintella or whether the authorities will ultimately prosecute us in administrative and civil court, as applicable. The criminal proceedings are still ongoing and new facts may emerge. Both the investigation and the complaint may further negatively impact our reputation or otherwise adversely affect us.

Our commercial relationship with Petrobras has been the subject of inquiry.

We had a commercial relationship with Petrobras and certain of its 2016, 2017 and 2018 generated total revenues of R$52.5 million, R$18.5 million and R$12.8 million, respectively, from such relationship, all of which was allocated to our Oil & Gas (O&G) segment. Petrobras is the primary customer in our Oil & Gas segment, representing 83.6% of the net revenues from services rendered for this segment in 2016, 71.4% in 2017 and 100% in 2018. We engaged independent consultants to review our commercial relationships with Petrobras mainly in response to ongoing investigations by the Brazilian authorities and other allegations related to our historical relationship with Petrobras (see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings and Investigations.”). This review of our dealings with Petrobras was concluded in January 2018 and the consultants identified a number of suppliers that provided goods and services in connection with our Petrobras engagements. These suppliers were then included in the Internal Evaluation Process described above and the respective supply relationships were evaluated across our organization, including Soma and our joint ventures.

We, our affiliates and our shareholders could be materially affected by violations of the FCPA, the Brazilian Anti-Corruption Law and similar anti-corruption laws.

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

Violations of these laws, which could arise out of the current allegations and investigations involving Wilson Quintella Filho or otherwise, may result in criminal or civil sanctions (including fines), inability to do business with existing or future business partners, injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Any company that controls, is controlled by, or has a material interest in a company that violates the provisions of the Brazilian Anti-Corruption Law may be held joint and severally liable for the payment of fines and monetary damages arising from such violations. Under Brazilian law, “material interest” means that a given investor either (i) has or exercises the power to participate on decisions involving financial or operational policies of the invested company, without controlling it, or (ii) holds a 20% or higher stake in the voting capital of the invested company, without controlling it.

Personnel from BTG Pactual are the subject of investigations in Brazil, which because of the relationships between BTG Pactual and us may have an adverse impact on our reputation or otherwise.

We have various significant relationships with BTG Pactual, which remains our largest shareholder after the Transaction. Furthermore, certain members of our senior management, including the CEO, are affiliated with BTG Pactual. BTG Pactual is also the holder of 27.0% of our debentures and 52.9% of the Company’s total debt, encompassing the outstanding existing debentures and other obligations arising out of the related debt acknowledgment instrument, as amended and restated pursuant to the Debt Restructuring. In 2015, André Esteves, then the CEO and chairman of BTG Pactual, was temporarily taken into custody in Brazil in connection with allegations of obstruction of justice, which allegations were unrelated to us or BTG Pactual’s and Mr. Esteves’s relationship to us.

On September 1, 2017, the Brazilian Federal Prosecutor’s Office filed its closing arguments requesting the dismissal of all charges against Mr. Esteves. On July 12, 2018, Mr. Esteves was acquitted by the competent court of the charges and the case was officially closed on August 17, 2018. However, as a result of certain statements included in the plea bargain of Delcídio do Amaral Gomez, a former Brazilian senator, Mr. Esteves became subject to additional corruption-related investigations. Other corruption related allegations have been made against Mr. Esteves in connection with an investment by Banco BTG Pactual in assets acquired by Banco BTG Pactual from Petrobras from its PetroAfrica subsidiary as well. None of the foregoing matters have resulted in any criminal charges being brought against Mr. Esteves, BTG Pactual or any other Banco BTG Pactual employees. While a conviction of Mr. Esteves in the ongoing criminal proceedings seems unlikely given the dismissal of all charges as described above on July 12, 2018 by the court of competent jurisdiction and the official closing of the case on August 17, 2018, we cannot predict the ultimate outcome of that criminal proceeding or whether any of the investigations, including new investigations resulting from plea bargains involving third parties or otherwise, will result in criminal charges being brought against Mr. Esteves. Should Mr. Esteves be found liable for any misconduct or should BTG Pactual or any of its affiliates be accused of or found responsible for any wrongdoing, there may be negative impact on our reputation or otherwise, such as administrative or civil liability, as a result of our relationship with BTG Pactual.

We have identified weaknesses in our internal control over financial reporting and our disclosure controls and procedures.

In connection with the audit of our audited financial statements for the year ended December 31, 2018 included in this annual report, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. In addition, our management has concluded that our disclosure controls and procedures as of December 31, 2018 were not effective due to such weaknesses in internal control over financial reporting. In addition, in connection with the preparation of our annual report for the year ended December 31, 2017, we also identified material weaknesses in our internal control over financial reporting, and consequently, in our disclosure controls and procedures.

Details of the material weaknesses in our internal control over financial reporting are set forth in detail under “Item 15. Controls and Procedures.”

Although our management has put in place a remediation plan aimed at addressing the material weaknesses that we have identified, we cannot at this time estimate how long it will take to fully remediate the weaknesses identified in this annual report and our efforts may not be successful in remediating these material weaknesses. In addition, we will incur additional costs in improving our internal control over financial reporting and our disclosure controls and procedures. If we are unable to remediate these material weaknesses, or if we experience additional weaknesses in the future or otherwise fail to maintain an effective system of internal controls or disclosure controls and procedures, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our securities.

Our independent registered public accounting firm has not performed an evaluation of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting, as our independent registered public accounting firm will only be required to do once we cease to be an emerging growth company. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional weaknesses in our internal control over financial reporting may have been identified.

We have recently implemented new process management software and are increasingly dependent on technology in our operations and, if our technology fails, our business could be adversely affected.

We may experience problems with the operation of our current information technology systems or the technology systems of third parties on which we rely, as well as the development and deployment of new information technology systems, any of which could adversely affect, or temporarily disrupt, all or a portion of our operations until resolved. For example, in 2016, we began implementing new enterprise resource planning (“ERP”), business process management software in order to better manage our business and automate many back office functions with the goal of improving our internal controls over financial reporting on a consolidated basis. The full system migration was expected to be completed by the end of 2018, however, until the system reaches full implementation, distortions may occur. Prior to the adoption of these new systems, certain control functions were managed manually, without the use of technology, including the provisioning for landfill closures and judicial deposits, thus subjecting these processes to a high degree of human error. Accordingly, the process of automating these processes will require constant monitoring and potentially adjustments during the phase-in period. We cannot assure you that technological failures will not occur as a result of the ongoing implementation of this new system that could result in distortions and other problems. Inabilities and delays in implementing new systems, as well as the possibility of human failure when dealing with new systems, could affect our ability to realize projected or expected cost savings and improve our controls as anticipated. Additionally, any systems failures could impede our ability to timely collect and report financial results in accordance with applicable laws.

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

Despite the constant monitoring of our technology systems and hiring of specialized third parties to identify and address any vulnerabilities through implementation of multi-tiered network security measures, computer programmers and hackers, or even internal users, may be able to penetrate, create systems disruptions or cause shutdowns of our network security or that of third party companies with which we have contracted. As a result, we could experience significant disruptions of our operations and incur significant expenses addressing problems created by these breaches. Such unauthorized access could disrupt our business and could result in a loss of revenue or assets and any compromise of customer information could subject us to customer or government litigation and harm our reputation, which could adversely affect our business and growth.

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

We incur significant expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

We are listed as a public company, which results in increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur until recently as a private company. The Sarbanes-Oxley Act as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements increases costs and makes certain activities more time-consuming. A number of those requirements require us to carry out activities we have not done as a private company. For example, we have created board committees and are continuing to adopt internal controls and disclosure controls and procedures. In addition, we incur expenses associated with SEC reporting requirements. Furthermore, if any issues in complying with those requirements are identified (for example, the existence of material weaknesses or significant deficiencies in our internal control over financial reporting or our disclosure controls and procedures), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of us. See also “—We have identified weaknesses in our internal control over financial reporting and our disclosure controls and procedures.” If we are unable to remediate these weaknesses, or if we experience additional weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our securities. It may also be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on the board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations increases legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs require us to divert a significant amount of money that could otherwise be used to fund our business and achieve strategic objectives. Advocacy efforts by shareholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Our management has limited experience in operating a public company.

We became a publicly traded company on December 21, 2017. Our executive officers and directors have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our continued operation as a public company, which subjects us to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management of our business and execution of our business strategies. It is possible that we will be required to hire additional employees in order to support our operations as a public company which will increase our operating costs in future periods, including increasing the number of employees in our internal audit team in order to strengthen our ability to continuously evaluate its internal control environment and procedures and seek to remediate the material weaknesses in internal control over financial reporting as described under “Item 15. Controls and Procedures.”

We may lose certain benefits afforded under Brazilian tax repayment programs if we are unable to comply with the program’s terms, and the program may not fully cover our tax liability in connection with past activities.

In 2017 and 2018, we elected to participate in certain tax amnesty programs which allowed us to settle certain of our tax debts under administrative or judicial discussion. While these programs did not provide amnesty for penalties or interest, it did allow us to resolve certain of our federal tax debts in installment payments. The program also allowed the partial settlement of tax debts with the use of tax credits and/or the use of tax loss carryforwards. In order to benefit from this program, we were required to waive in advance any defense or rights in relation to administrative disputes involving the tax indebtedness. For additional information regarding our participation in tax amnesty programs, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings and Investigations” and note 17 to our audited financial statements included elsewhere in this annual report.

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

Moreover, administrative penalties may also be imposed whenever there is a breach of environmental laws, according to Federal Decree No. 6,514/2008, and such penalties include: (i) warnings; (ii) restriction of rights; (iii) suspension or prohibition of installation or development of activities; (iv) prohibition to contract with the government; (v) license suspension; (vi) suspension of financing or tax benefits; and (vii) fines. The fines applicable to polluters or those that do not comply with the legal provisions on waste management range from R$50 to R$50 million.

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

Brazil is currently recovering from a recession, and material weaknesses and imbalances continue to threaten macroeconomic stability and the future prospects of the Brazilian economy, including:

•	a notably low savings rate at 6.2% as of December 31, 2018, according to the Brazilian Central Bank;

•	one of the highest headline interest rates in the world at 6.4% as of December 31, 2018, according to CETIP;

•	a relatively high level public indebtedness, representing 53.8% of Brazil’s gross domestic product (“GDP”) as of December 31, 2018, according to the Brazilian Central Bank; and

•	a R$120.3 billion federal budget primary deficit in 2018, according to the Brazilian Central Bank.

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

As a result of these investigations, a number of senior politicians, including members of Congress, and high-ranking executive officers of major corporations and state-owned companies in Brazil, have been arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions as a result of these Lava Jato investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties forming the former government’s coalition that was led by former President Dilma Rousseff, which funds were unaccounted for or not publicly disclosed. These funds were also allegedly destined toward the personal enrichment of certain individuals.

Amidst this background of political and economic uncertainty, President Dilma Rousseff was suspended from office on May 12, 2016, when the Brazilian Senate voted to hold a trial on impeachment charges against her. President Rousseff was replaced by then Vice-President Michel Temer, who served as acting President until Ms. Rousseff was permanently removed from office by the Senate on August 31, 2016. Former President Temer’s term of office ended in December 2018.

In May 2017, several motions for impeachment proceedings against former President Temer were filed in Congress by opposition parties following the surfacing of allegations that Mr. Temer had appeared to endorse the bribing of a jailed politician. On June 26, 2017, Brazil’s chief prosecutor initiated criminal indictment proceedings against former President Temer, which were then referred to Congress for an indictment decision. On August 2, 2017, Congress decided by a majority vote against criminally indicting former President Temer on these charges, and the charges were dismissed for the remainder of his term in office. On an unrelated proceeding, on June 9, 2017, the Brazilian Supreme Court decided that there was insufficient evidence to rule against former President Temer and former President Rousseff on charges relating to illegal campaign financing during former President Temer and former President Rousseff’s 2014 election campaign. On September 14, 2017, Brazil’s chief prosecutor brought additional criminal charges against former President Temer, which were then referred to Congress for an indictment decision. On October 25, 2017, Congress decided by a majority vote against criminally indicting former President Temer on these new charges. On March 21, 2019, former President Temer was arrested for a period of four nights pursuant to an order by a Brazilian federal judge as a precautionary measure in a case involving alleged kickbacks to secure a contract to build a nuclear power plant in Rio de Janeiro state.

Uncertainty regarding the 2018 elections in Brazil also had an adverse effect on the economy and the general public, particularly the incarceration of the former president of Brazil Luiz Inacio Lula da Silva, who was leading polls as a top contender to win the presidential election when he began serving a 12-year prison sentence on corruption and money laundering charges in April 2018. In July 2017, Mr. da Silva was convicted on corruption and money laundering charges and sentenced to almost 10 years in prison, and in January 2018, an appeals court unanimously upheld the conviction and decrease the sentence to 8 years. The warrant for Mr. da Silva’s incarceration was issued after Brazil’s highest court rejected his bid to remain out of prison while appeals of the conviction were considered.

Although Mr. Jair Bolsonaro was elected in November 2018 and took office on January 1, 2019, it remains to be seen whether the proposed economic changes and policies to be adopted will be effective in producing political stability and economic growth. See “—Policies under the new administration of Jair Bolsonaro, Brazil’s recently inaugurated president, may adversely affect the Brazilian economy, our business and the market price of our securities.”

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

Any of the above factors may create additional political uncertainty, which could have a material adverse effect on the Brazilian economy our business, financial condition and results of operations.

Policies under the new administration of Jair Bolsonaro, Brazil’s recently inaugurated president, may adversely affect the Brazilian economy, our business and the market price of our securities.

On October 28, 2018, Jair Bolsonaro, a retired military officer who represented the state of Rio de Janeiro in the lower house of the Brazilian Congress from 1991 through 2018, was elected the next President of Brazil and took office on January 1, 2019. We cannot predict with certainty how Jair Bolsonaro’s administration may impact the overall stability, growth prospects and economic and political health of the country.

During his presidential campaign, Jair Bolsonaro was reported to favor the privatization of state-owned companies, economic liberalization, and social security and tax reforms. However, there is no guarantee that Bolsonaro will be successful in executing his campaign promises or passing certain favored reforms fully or at all, particularly when confronting a fractured congress.

Moreover, Jair Bolsonaro was generally a polarizing figure during his campaign for presidency, particularly in relation to certain of his social views, and we cannot predict the ways in which a divided electorate may continue to impact his presidency and ability to implement policies and reforms, all of which could have a negative impact on our business.

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

The real/U.S. dollar exchange rate reported by the Central Bank was R$3.8742 per U.S. dollar on December 31, 2018, reflecting a 17.1% appreciation against the U.S. dollar as compared to R$3.3080 per U.S. dollar on December 31, 2017, which, in turn, reflected a 16.5% appreciation against the U.S. dollar as compared to R$3.9048 per U.S. dollar on December 31, 2015. On September 24, 2015, the real fell to the lowest level since the introduction of the currency, at R$4.195 per US$1.00. As of December 31, 2018, the real/ U.S. dollar exchange rate was R$3.8742 per U.S. dollar, reflecting a 17.1% depreciation against the U.S. dollar as compared to December 31, 2017. The real has fluctuated significantly over the course of 2018 due in part to the general strengthening of the U.S. dollar worldwide and reflecting lower Brazilian interest rates and a high degree of political uncertainty.

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

In the past, Brazil has at times experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have historically had significant negative effects on the Brazilian economy generally and on Brazil’s capital markets. According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) (“IPCA”), Brazilian inflation rates were 3.75%, 2.95%, and 6.29% in 2018, 2017 and 2016, respectively.

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

Inflationary pressures may also lead the Brazilian government to intervene in the economy and introduce policies that could adversely affect us. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates. For example, the official interest rate in Brazil increased from 7.25% in 2013 to 14.25% in 2015, as established by the Brazilian Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil). The official interest rate in Brazil was lowered from 14.25% to 14.00% to 13.75% in 2016, and was lowered to 6.75% on February 7, 2018, with further lowering to 6.50% in March 2018. There have been no changes to the official interest rate between then and December 31, 2018.

The government’s high interest rate policies have historically restricted credit availability and reduced economic growth, and may reduce our ability to execute our business and management plans and adversely affect us in the future. In addition, as of December 31, 2017, the interest rates of substantially all of our loans, financing and debentures and related debt acknowledgment instrument were directly tied to the interest rates in Brazil, such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo) (“TJLP”) and the interbank deposit rate (Certificados de Depósitos Interbancários) (“CDI”). An increase in such interest rates would increase our borrowing costs and may affect our ability to comply with our financial obligations, which could adversely affect us.

We are exposed to variations in interest rates, which may have adverse effects on us.

We are exposed to the risk of interest rate variations, principally in relation to Brazil’s TJLP, Brazil’s CDI, and Brazil’s consumer price index (Índice de Preço ao Consumidor) (“IPC”). As of December 31, 2018, all of our debt was indexed to Brazilian interest rates, principally the CDI. If these interest rates were to increase, this could adversely affect us by increasing expenses in making the repayments and could restrict our ability to access financing in the future. We may not be able to adjust the prices we charges to our customers to offset increased debt payments, particularly as our contracts with our customers are typically for a term of four years.

As of December 31, 2018, the outstanding balance due on our loans subject to the CDI rate was R$1,552.4 million (R$1,448.2 million as of December 31, 2017).

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

Rating agencies began the classification review of Brazil’s sovereign credit rating in September 2015, and Brazil subsequently lost its investment grade condition by the three main rating agencies. Standard & Poor’s Financial Services LLC initially reduced Brazil’s credit rating from BBB-minus to BB-plus and subsequently reduced it again from BB-plus to BB, and maintained its negative outlook on the rating, citing a worsening credit situation since the first downgrade. In December 2015, Moody’s Investors Service, Inc. placed Brazil’s Baa3 issuer and bond ratings on review for a downgrade, and subsequently downgraded Brazil’s issuer and bond ratings to below investment grade, to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s debt metrics in a low growth environment, in addition to challenging political dynamics. In April 2018 Moody’s placed Brazilian sovereign outlook as stable. Fitch Ratings Inc. downgraded Brazil’s sovereign credit rating to BB-plus with a negative outlook, citing the country’s rapidly expanding budget deficit and worse-than-expected recession. As a result, Brazil lost its investment grade status from all three major rating agencies and consequently the trading prices of securities of the Brazilian debt and equity markets were negatively affected. In January 2018, Standard & Poor’s lowered its long-term rating for Brazil sovereign debt to BB-, citing less timely and effective policymaking, and a risk of greater policy uncertainty after Brazil’s 2018 elections. A continuation of the current Brazilian recession and political uncertainty could lead to further ratings downgrades.

Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and could, adversely affect us.

Future issuances of any equity securities may dilute your ownership interests and decrease the trading price of our ordinary shares.

Any future issuance of equity securities could dilute the interests of our shareholders and could substantially decrease the trading price of our ordinary shares. We may issue equity or equity-linked securities in the future, including pursuant to a private investment in public equity (“PIPE”) or other offering of equity securities, for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, in connection with the terms of any possible debt restructuring efforts, in connection with any judicial reorganization or for other reasons. We are not required to obtain shareholder approval for the issuance of additional ordinary shares, and investors should note that we are not required to comply with the NASDAQ rule requiring shareholder approval for issuances of additional securities exceeding 20% of our outstanding ordinary shares. See “Item 16. Corporate Governance.”

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

The Registrant is a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is different under Cayman Islands law than under U.S. law, you could have less protection of your shareholder rights than you would under U.S. law.

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

Furthermore, as a “foreign private issuer” whose ordinary shares are listed on the NASDAQ, we are permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ Global Market requirements. A foreign private issuer must disclose in its Annual Reports filed with the SEC each NASDAQ requirement with which it does not comply followed by a description of its applicable home country practice. With effect from the date of this annual report, we follow home country practice that does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares. See “Item 16. Corporate Governance.”

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

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we are be eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continues to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our ordinary shares that are held by non-affiliates exceeds US$700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which we have total annual gross revenue of US$1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than US$1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares in our initial public offering. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. we may elect not to avail itself of this exemption from new or revised accounting standards and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Investors may find our ordinary shares less attractive because we will rely on these exemptions, which may result in a less active trading market for the ordinary shares and our stock price may be more volatile.

We have a staggered board of directors, which could impede an attempt to acquire our company or remove our management.

Our Memorandum and Articles provide for a board of directors that is divided into three classes, each of which serves for a staggered term of three years.

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

The liquidity in our securities may be limited and the market price of our securities may be volatile and decline.

The liquidity in our securities may be limited, negatively affecting the trading price of our securities. Even if an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

•	actual or anticipated fluctuations in our periodic financial results or the financial results of companies perceived to be similar to ours;

•	our liquidity constraints and our restructuring efforts and results;

•	our entering into an extrajudicial or a judicially-supervised reorganization;

•	expectations with respect to, and the results of, the ongoing investigations of the Brazilian tax and criminal authorities related to the Company and certain former affiliates;

•	changes in the market’s expectations about our operating results;

•	success of competitors;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning our company or our industry in general;

•	operating and share price performance of other companies that investors deem comparable to ours;

•	changes in laws and regulations affecting our business;

•	our ability to meet compliance requirements;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of our ordinary shares available for public sale;

•	any major change in our board of directors or management;

•	sales of substantial amounts of our ordinary shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

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

Our principal executive offices are located at Avenida Brigadeiro Faria Lima, 4509, 8th Floor, 04538-133, São Paulo, SP, Brazil, and our telephone number and email are: +55 (11) 2124 3100 and ir@estre.com.br. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19715.

A.    History and Development of the Company

Overview

Our company was founded in 1999 as a company initially focused on the development of landfills for non-hazardous residues in the State of São Paulo. In 2000, we began operating our first landfill, CGR Paulínia, in the city of Paulínia, State of São Paulo, which, at that time, had a daily handling capacity of 500 metric tons of non-hazardous residues. In 2001, we developed our second landfill, CDR Pedreira—Centro de Disposição de Resíduos (“CDR Pedreira”), in the city of São Paulo, which we later sold in 2014, as more fully described below.

In 2005, we established Estação Ecologia and began recycling construction materials, and in 2006, we began the collection of biogas in CGR Paulínia. In 2007 we acquired Oxil, a company focused on the recycling and reassembling of electronics.

In 2008, Estre Petróleo e Gás Ltda. (“Estre Petróleo”) began its operations in renting and supplying oil rigs for the oil and gas industry and providing other services, such as the completion, restoration, deepening and cleaning of, as well as water injection into, oil and gas wells. That same year, we acquired Pollydutos, a company that installs and provides maintenance services for petroleum pipelines and ducts, and transports oil, gas and other fuels. We later transferred these businesses to Mr. Wilson Quintella Filho in 2014, as described below.

In 2009, we acquired, together with Angra, the hazardous and non-hazardous waste treatment and disposal businesses in the states of São Paulo and Paraná of Veolia, a multinational waste management company based in France, which businesses would later be merged into Resicontrol Soluções Ambientais S.A. (“Resicontrol”), one of our wholly-owned subsidiary.

In 2010, we began operating (i) CTR Itaboraí, a landfill in the city of Itaboraí, State of Rio de Janeiro, of which we at the time owned 50%; (ii) CGR Curitiba, a landfill in the city of Curitiba, State of Paraná; and (iii) Doña Juana, a landfill operated as a public concession in the city of Bogotá, Colombia. In addition, in 2010, we established a partnership with Sabesp, a mixed capital, state-controlled company that provides water and sewage services to the 364 municipalities in the State of São Paulo, to implement and operate a non-domestic wastewater treatment plant, which plant started operating in 2014.

In 2011, we acquired Cavo Serviços e Saneamento (“Cavo”), from the Brazilian conglomerate Camargo Correa S.A. As a result of this acquisition, we acquired control of Cavo’s subsidiary Unidade de Tratamento de Resíduos—UTR S.A., a 50% equity interest in Essencis S.A. (“Essencis”) and a 37.6% equity stake in Logística Ambiental de São Paulo (“Loga”), thereby more than doubling our revenues. The transaction was structured and financed by Banco BTG Pactual S.A. as a 100% leveraged buy-out. Through this acquisition, we expanded our operations to include urban waste collection and medical waste management.

In October 2011, BTG Pactual, indirectly through its vehicle BPMB Digama Participações S.A., converted all the convertible debentures issued by us which were then held by BTG Pactual into 16,818,904 of the Company’s common shares, then representing 20.9% of our capital stock. On the same date, Angra indirectly acquired 6,526,378 of the Company’s common shares, then representing 8.11% of our capital stock, in exchange for Angra’s 50% equity stake in Resicontrol. BTG Pactual and Angra introduced enhanced corporate governance and focused on improving operational efficiencies, including through the implementation of several measures with the objective of streamlining our operations.

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

In 2012, we acquired: (i) full control of CTR Itaboraí by purchasing the remaining 50% equity interest in that entity that we did not then own; (ii) 100% of the shares of Viva Ambiental e Serviços S.A. and its subsidiaries (“Viva”), which provided landfill and collection services and other urban waste services predominantly in the northeastern region of Brazil; (iii) an additional 43% equity stake in Soma, which provides cleaning services in the eastern and southern regions of the city of São Paulo, thus increasing our ownership interest from 39% to 82%; (iv) 100% of the shares of Geo Vision Soluções Ambientais e Energia S.A. (“Geo Vision”), which provides landfill and collection services and other urban waste services predominantly in the State of São Paulo; (v) a 50% equity stake in our Guatapará and Jardinópolis landfills; (vi) an indirect 10.9% equity stake in Advanced Disposal Services Inc., or ADS, which provides collection, transportation, treatment, recycling and waste disposal services in the United States and which was later sold to an affiliate of BTG in 2013; (vii) a 100% stake in Ambiental Sul Brasil—Central Regional de Tratamento de Resíduos Ltda., which owns a landfill in the municipality of Sarandi, in the State of Paraná; and (viii) a 50% equity interest in Metropolitana Serviços Ambientais Ltda., a pre-operational company that owns property in the State of Goiás, and has an environmental license to build a landfill with an expected daily handling capacity of 1,200 tons.

In September 2014, we executed, together with Wilson Quintella Filho, our founding shareholder, a non-cash share exchange agreement pursuant to which Mr. Quintella exchanged 2,053,983 of his common shares in our company (corresponding to 1.9% of the total common shares he then owned with a book value of R$37.4 million) for 53,701,027 common shares issued by Estre O&G, which we held at the time. Prior to this sale, Estre O&G was a 100%-owned consolidated subsidiary of ours engaged in providing tank cleaning, oil sludge treatment, pipeline construction and maintenance services in various locations under agreements entered into with Petrobras. Upon the closing of the transaction in January 2015, we ceased to hold any equity ownership in Estre O&G or any of its subsidiaries, including Pollydutos, and Mr. Quintella became holder of all the shares of Estre O&G and controller of its subsidiaries. For more information, see “—Sale of Estre Óleo e Gás Holding S.A.” below.

In December 2014, we sold our 50% equity stake in Essencis to Solvi Participações S.A. (“Solvi”), for R$488.0 million thereby increasing Solvi’s ownership to 100%. In connection with Essencis’s sale, we agreed with Solvi to terminate the arbitration proceeding regarding the sale of Essencis’ shares by Camargo Correa S.A. to us.

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

In March 2015, we sold our 100% interest in Azaleia Empreendimentos e Participações S.A. (“Azaleia”), back to an affiliate of the original seller. The purpose of such transaction was to divest certain of our collections operations in the region of Ribeirão Preto conducted through Geo Vision, which we acquired in 2012. As the buyer was an entity wholly-owned by the original sellers of Geo Vision, at the time of settlement of the earnout provisions for the Azaleia transaction in 2016, we fully offset our accounts receivable from this transaction against our accounts payables in connection with the original acquisition. For more information, see “—Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participacões S.A.” below.

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

On March 6, 2018, Angra confirmed the exercise of its put option to sell all of its shares to the Company through a formal notification. Consequently, on March 6, 2018, Angra transferred 8,871,895 shares to the Company, with the Company having until September 6, 2018 to complete the payment for such shares. The shares transferred by Angra are currently held by the Company as treasury shares and, thus, in accordance with Brazilian Law No. 6,404/76, will not hold voting or dividend rights for as long as they remain in the treasury of the Company. As of the date of this annual report, as a result of our liquidity constraints, we have not yet made any payments to Angra with respect to the share transfer, but are negotiating alternative payment terms with Angra.

On April 23, 2018, we concluded the sale of our 50% interest in Leccaros Participações S.A. (“Leccaros”) for R$22.1 million to a third party—Lara Central de Tratamento de Resíduos Ltda. Lecarros owned a single asset consisting of land located in the state of São Paulo and did not have any operations. Cash consideration of R$10.0 million was received upon the closing of the transaction, and R$12.1 million are payable in 12 equal monthly installment payments.

On December 14, 2018, we concluded the sale of our 50% interest in CGR Catanduva – Centro de Gerenciamento de Resíduos Ltda. (“CGR Catanduva”) to our business partner for a total consideration of R$7.5 million. CGR Catanduva owned and operated a landfill in Catanduva, São Paulo State. Cash consideration of R$1.0 million was received upon closing of the transaction, a second payment of R$4.0 million was received on December 18, 2018 and R$2.5 million will be received in 5 equal monthly installment payments between January 2019 and May 2019. As a consequence of the sale of our 50% interest in CGR Catanduva its results are no longer consolidated with ours. As of December 31, 2018, the net assets of CGR Catanduva were R$10.2 million, with R$5.1 million attributable to us. The transaction resulted in a gain on sale of R$2.0 million.

Recent Divestments and Acquisitions

As part of our efforts to streamline our operations, we have since 2014 divested of certain assets that negatively impacted our margins and did not align with our strategic vision. A summary of our significant asset sales is set forth below.

Sale of Interest in CGR Doña Juana S.A. ESP

On January 5, 2016, we entered into an agency agreement with USA Global, for the sale of our 51% interest in Doña Juana, based in Colombia. Pursuant to the terms of the agreement, USA Global, our partner and co-investor in Doña Juana, assumed control over Doña Juana while at the same time seeking a compatible buyer for our interest in Doña Juana. As per the terms of the agreement, USA Global also agreed to advance payments to us for the sale of Doña Juana (irrespective of whether a buyer was found or such sale was completed). After USA Global made the first payment to us for Doña Juana, the composition of Doña Juana’s management completely changed such that we relinquished all control over the entity. Accordingly, all of the Estre-appointed board members and executive officers of Doña Juana resigned and were replaced by individuals appointed by USA Global, thus effectively fully conveying control over Doña Juana to USA Global. The initial term of this agency agreement was 18 months, which was subsequently extended by 12 months, during which time we received 59.6% of the purchase price for Doña Juana of US$1.9 million (or R$6.2 million, calculated based on an exchange rate of $1 to R$3.2591 for payments received in 2016 and based on a the actual exchange rate existing on the day of payment for all payments made in 2017) from USA Global in four installments over the course of 2016. In February 2018, we signed an amendment to the agency agreement postponing some of USA Global’s obligations, such as (i) extending the date that the final installment of US$0.6 million (R$2.1 million, calculated as of February 28, 2018) would be paid on May, 26, 2018 and (ii) extending the contract term from 12 to 14 months. As of the date of this annual report, USA Global has remaining payment obligations in an amount of US$0.8 million (R$2.8 million, calculated using the average FX rate from January 1 to November 30, 2018) to be paid in installments until June 2019, as described below.

On November 20, 2018, we fully transferred our shares in Doña Juana to Ecensa Colombia, a subsidiary of USA Global, but continue to have an outstanding balance of receivables in the amount of R$2.8 million as of December 31, 2018 that is payable by USA Global.

Doña Juana operates pursuant to a contract with the municipality of Bogotá and, as such, must have authorization of the Colombian regulatory authority UAESP—AESP—Unidad Administrativa Especial de Servicios Publicos (“UASEP”), in order to operate and also to effect certain changes, including, prior to April 30, 2018, a change in the shareholder composition. On April 30, 2018, UAESP amended the contract with Doña Juana to modify the required procedures to effect a change in shareholder structure such that Doña Juana must only now notify UASEP about shareholder changes rather than obtaining UASEP’s prior approval and such change permitted the transfer of shares to occur.

Following the execution of the original agency agreement with Doña Juana, we classified our investment in Doña Juana as an asset held for sale, recording it at its carrying amount. After the investment in Doña Juana was classified as an asset held for sale, we accounted for the investment under the equity method under IAS 28. In 2017, our share of profit in Doña Juana amounted to approximately R$0.7 million.

On November 20, 2018, we fully transferred our shares in Doña Juana to Ecensa Colombia, a subsidiary of USA Global and agreed that the outstanding amount to be paid to us (as described above) is paid in five installments between December 2018 and June 2019. Such transaction increased our profits by R$31.7 million as a consequence of the reversal of a provision for losses on investments. As of May 5, 2019, the remaining balance of R$1.6 million is scheduled to be paid between May 31 and June 28, 2019.

For additional information, see notes 1.3.1 and 10.2.1. to our audited financial statements included elsewhere in this annual report.

Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participacões S.A.

On May 5, 2015, we entered into a purchase and sale agreement to sell 100% of our interest in Azaleia to Limpus—Soluções Ambientais Ltda. (“Limpus”) for R$30.3 million. The purpose of such transaction was to divest certain of our smaller collections operations in the region of Ribeirao Preto conducted through Geo Vision Soluções Ambientais e Energia S.A. (“Geo Vision”), which we acquired in 2012. These collections operations generated low revenues relative to associated costs, particularly considering the sizeable distance between the collection sites and our landfills. As a result, as part of our restructuring process and with the goal of streamlining our operations in the region, we spun-off these collections operations into Azaleia, a newly-formed entity, which we later sold to Limpus, an entity that was controlled by the original sellers of Geo Vision. Following the execution of our agreement with Limpus in May 2015, we ceased to record results from these contracts. In the first part of 2015 prior to the sale of Azaleia, generated revenues of R$10.9 million and operating costs of R$9.2 million.

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

For additional information, see note 1.3.2 of our audited financial statements included elsewhere in this annual report.

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

Transfer of Interests in Loga, Attend and Terrestre

In connection with the Transaction, on December 21, 2017, we entered into three definitive agreements for the transfer of our equity interests in Loga, Attend and Terrestre to Latte Saneamento e Participações S.A. (“Latte”), a vehicle controlled by the Company’s former shareholders for a nominal fee. We also transferred accounts receivable from the spun-off companies to Latte in the amount of R$3.0 thousand. The transfer of Terrestre was completed on August 24, 2018, the transfer of Attend was completed on December 12, 2018 and the transfer of Loga was completed on December 28, 2018.

We recorded the transactions as a distribution to shareholders of equity in the amount of R$103.2 million in the year ended December 31, 2017 corresponding to the carrying amount of these investments and the account receivable.

Sale of Interest in Leccaros Participações S.A.

On April 23, 2018, we concluded the sale of our 50% interest in Leccaros Participações S.A., a non-operational company holding only real estate assets, for R$22.1 million to a third party—Lara Central de Tratamento de Resíduos Ltda. Cash consideration of R$10.0 million was received upon closing of the transaction, and R$12.1 million was payable in 12 equal monthly installment payments. As of December 31, 2017, Leccaros’ net assets were R$6.5 million, with R$3.3 million attributable to us. The transaction resulted in a gain on sale of R$37.6 million, of which R$18.8 million was attributable to us. As of December 31, 2017, we classified our investment in Leccaros as an asset held for sale. For additional information, see note 1.3.5 of our audited financial statements included elsewhere in this annual report.

Sale of Catanduva

On December 14, 2018, we concluded the sale of our 50% interest in CGR Catanduva – Centro de Gerenciamento de Resíduos Ltda., an invested company which owned and operated a landfill in Catanduva, São Paulo State, for R$7.5 million to our business partner – SHZ Participações Ltda. Cash consideration of R$5.0 million was received upon closing of the transaction and R$2.5 million is payable in 5 equal monthly installments (of R$0.5 million each). As of December 31, 2018, the net assets of CGR Catanduva were R$10.2 million, with R$5.1 million attributable to us. The transaction resulted in a gain on sale of R$2.0 million.

Sale of Energy Business

As per our financial statements as of and for the year ended December 31, 2018, our energy business is considered an asset held-for-sale. The sale of the energy business has been approved by our board of directors and we are in ongoing discussions with potential buyers. However, as a significant asset, the energy business is part of the collateral securing our obligations under the Debt Instruments and, therefore, the transaction is subject to the approval of the holders of our Debt Instruments, which approval remains pending. For additional information, see note 1.3.1 of our audited financial statements included elsewhere in this annual report.

Other Pending Divestments

As described elsewhere in this annual report, in light of our severe liquidity constraints, we are analyzing and exploring the potential sale of additional assets to improve our liquidity position in the future. However, as of the date of this annual report, we have not entered into any memoranda of understanding or binding commitments in relation to the sale of any assets not disclosed elsewhere in this annual report.

Capital Expenditures

Historically, we have allocated our capital expenditures by balancing replacement and growth needs and expect to continue to do so.

In 2018, we spent R$122.1 million on capital expenditures, representing 9.7% of our revenue from services rendered, of which R$51.3 million was spent on land and implementation of cells on our landfills, R$25.1 million was spent on turbines for our gas-to-landfill energy business and MRF equipment, and R$47.7 million was spent on the acquisition of new operating equipment.

In 2017, we spent R$145.0 million on capital expenditures, representing 10.8% of our revenue from services rendered, of which R$57.2 million was spent on land and implementation of cells on our landfills, R$35.6 million was spent on turbines for our gas-to-landfill energy business and MRF equipment, and R$13.8 million was spent on the acquisition of new operating equipment.

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

B.     Business Overview

Description of Our Operations

We provide collection, transfer, recycling and disposal services to more than 31 million people. We provide municipal, commercial and industrial customers with a full range of waste management solutions, with a focus on leveraging our strategic disposal network to capture compelling growth opportunities in the Brazilian waste management industry. With the goal of creating and maintaining vertically integrated operations, we seek to serve the waste management needs of our customers from the point of collection to the point of disposal, a process we refer to as internalization. By internalizing the waste in the markets in which we operate, we strive to capture higher operating margins while simultaneously attaining a stable revenue stream, with the overall effect of creating significant barriers to entry for competitors.

As of December 31, 2018, we operated the largest landfill portfolio in Brazil, comprised of 12 landfills for non-hazardous residues (Class IIA and IIB) and three landfills also handling hazardous residues (Class I). In 2018, we handled over 17,441 daily tons of waste and, as of December 31, 2018, our landfills had a combined remaining licensed capacity of approximately 129.2 million cubic meters, with a robust pipeline of 24.2 million cubic meters of additional unlicensed capacity. Our waste management infrastructure also includes three autoclaving facilities for the treatment and disposal of medical waste, five transfer stations, two units for blending hazardous waste, one refuse-derived fuel (RDF) facility, one electronic recycling plant (REEE), three landfill gas-to-energy facilities containing a total of 13 electricity generators with an aggregate 18.5 MW of installed capacity, two leachate treatment facilities and a fleet of 1,539 vehicles supporting our collection, O&G, medical waste and landfill businesses.

The graphic below highlights the main features of our fully-integrated waste management operations:

Our geographic focus is on densely populated urban markets where we can capitalize on upstream and downstream opportunities for vertical integration through a strategically-planned and high-quality landfill-infrastructure. The states in which we operate represent approximately 45.3% of the population and 55.2% of the GDP of Brazil, according to IBGE.

The map of Brazil below demonstrates our geographic footprint and our capabilities in the main markets in which we operate as of December 2018.

Brazil is geographically similar in size to the continental United States, and we believe the Brazilian waste management market exhibits many of the same characteristics as the U.S. market 30 years ago. There are 2,976 landfills in Brazil as of June 2017, according to the International Solid Waste Association (“ISWA”) and ABRELPE, of which approximately 25% are duly licensed and comply with regulatory and environmental standards and the remaining 75% are open dumps that are considered illegal. By contrast, there are approximately 1,700 landfills in the United States as of December 31, 2018, as compared with 7,924 in 1988 when the enforcement of the Resource Conservation and Recovery Act and other environmental regulations had begun to solidify. In addition, close to one half of all MSW in Brazil, or 29 million tons annually, is not properly disposed of according to ABRELPE.

We are a significant participant in a fragmented industry. In the Brazilian landfills market, we have a 14.7% market share, with the top five players capturing 42.4% of the total market, according to our analysis based on the most recent ABRELPE data available from 2017. Starting in 2018, we began to measure landfills market share on the volume effectively disposed of in the relevant landfills. We understand that participation in the total volume disposed of in landfills is a good indicator of landfills market share. The graph below demonstrates our market share relative to our main competitors as of 2017:

We have been undergoing a comprehensive financial and corporate restructuring over the past several years pursuant to which we have reviewed and rationalized our cost structure, pricing, compliance and controls, planning processes, information technology and use of data. This restructuring effort has yielded several tangible benefits through focus on the following initiatives, among others; (i) the comprehensive redesign of our management information systems, including migration to SAP and implementation of CRM Oracle solutions and pricing systems, with the effect of improving efficiency of pricing and internal controls; (ii) the sale of certain assets that negatively impacted our margins and did not align with our strategic vision, (iii) collection of overdue accounts and implementation of price adjustments on certain large contracts with our municipal customers and (iv) the reduction of corporate headcount by approximately 13% in December 2018.

We have been facing liquidity issues as further described in this annual report and are focused on executing a number of initiatives to allow us to improve our liquidity position and return to profitability and growth, including, among others: (i) the sale of our energy business (which, prior to its classification as a discontinued operation, was part of the Value Recovery segment), (ii) the development of new landfills, with three greenfield landfill projects in Brazil in the pipeline, (iii) commercial efforts to attract new C&I customers to our existing landfills, and (iv) the development of new transfer stations to expand the coverage area of our existing waste disposal infrastructure.

Business Segments

We offer our customers a full range of waste-related and environmental services that comprise every step of the waste management cycle, from waste collection to disposal and, ultimately, value recovery. Our operations are grouped into four distinct business segments (i) Collection & Cleaning Services; (ii) Landfills; (iii) Oil & Gas; and (iv) Value Recovery.

The following table sets forth the breakdown of our net sales revenue by segment for the periods indicated:

	Year ended December 31,
	2018	2017 (restated)	2016 (restated)
	(in millions of R$)
Collection & Cleaning Services	862.0	928.8	922.0
Landfills	456.6	455.4	449.8
O&G	12.8	25.9	62.9
Value Recovery(1)	31.3	37.7	29.2
Elimination and adjustments(2)	(102.1)	(102.0)	(83.9)

Total	1,260.6	1,345.8	1,380.0

(1)

In 2018, our energy business, which is part of the Value Recovery segment, was classified as discontinued operations, and as a result of that classification, the statement of profit and loss for the years ended December 31, 2017 and 2016 have been restated for comparative purposes. See note 1.5.1 to our audited financial statements included elsewhere in this annual report.

(2)	Reflects the elimination of intersegment transactions entered into in the ordinary course of business.

The following table sets forth the breakdown of our net revenue from services rendered by segment as a percentage of our net sales revenue for the periods indicated, without giving effect to any adjustments for intersegment transactions:

	Year ended December 31,
	2018	2017 (restated)	2016 (restated)
	(percentage of total net revenue from services rendered)(1)
Collection & Cleaning Services	68.4%	69.0%	66.8%
Landfills	36.2%	33.8%	32.6%
O&G	1.0%	1.9%	4.5%
Value Recovery(1)	2.5%	2.8%	2.1%

Total(2)	108.1%	107.6%	106.0%

(1)

In 2018, our energy business, which is part of the Value Recovery segment, was classified as discontinued operations, and as a result of that classification, the statement of profit and loss for the years ended December 31, 2017 and 2016 have been restated for comparative purposes. See note 1.5.1 to our audited financial statements included elsewhere in this annual report.

(2)

Does not reflect the elimination of intersegment transactions entered into in the ordinary course of business and, therefore, the sum of each business segment as a percentage of total net revenues from services rendered will be greater than 100.

Collection & Cleaning Services

Our Collection & Cleaning Services segment is our largest in terms of revenues, comprising 69.0% of our total net revenues from services rendered in 2017 and 68.4% in 2018. This segment includes, primarily, household collection, pursuant to exclusive contracts with municipalities across six Brazilian states. Our collection services are supported by a fleet of 864 vehicles (845 for municipal services and 19 for C&I services) as of December 31, 2018 (of which 569 were owned by us, and 295 were leased), consisting mostly of collection and transfer trucks. According to census data compiled by the IBGE, we estimate that we currently serve approximately 31 million residential clients through our collection and cleaning and landfill activities and 580 private clients through our collection and cleaning activities.

A significant portion of our revenues in this segment is derived from urban cleaning services, including street sweeping and the maintenance of public spaces and monuments. Through Soma, we operate (together with other providers) the largest urban cleaning operation in Brazil for the city of São Paulo. As described elsewhere in this annual report, following a recent bid process or the city of São Paulo, the Company was not the bidder with the lowest price for any of the six parcels in São Paulo and, on May 2, 2019, we were informed that our emergency contract with the municipality of São Paulo will be terminated on June 1, 2019, at which point we will no longer provide services in São Paulo.

This segment involves focused logistical planning in terms of routing based on the profiles and conditions of each municipality, with the objective of optimizing efficiency and minimizing risks and environmental impact in transporting waste to the final destination. In 2018, approximately 56.0% of the MSW we collected through this segment was subsequently disposed in our own landfills, as compared to 55.0% in 2017.

Public Sector Collections and Cleaning Operations

Our residential collection operations consist of curbside collection of residential solid waste from trash bins, small carts or containers for transport to a transfer station/disposal site or landfill. These services are typically performed pursuant to exclusive contracts with municipal entities that are usually entered into for an initial term of three to five years. Our municipal contracts typically set forth fees based on the weight of the waste collected or, less commonly, a fixed monthly collection fee, as is the case for our Salvador contract. The pricing of these contracts is established at the time of execution as part of the competitive bidding process based on factors such as anticipated collection frequency, type of collection equipment furnished, number of employees needed to provide service, anticipated type and volume or weight of the waste collected, distance to the transfer station or disposal facilities and our disposal costs. The majority of contracts with our customers have annual price escalation clauses that are tied to inflation. Contracts with municipalities in the Collection & Cleaning segment may be renewed or extended at the end of the scheduled term.

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

We operate exclusive waste collection services in some of the largest and most densely-populated urban areas in Brazil such as the cities of São Paulo and Curitiba, which had a combined metropolitan population of approximately 24 million inhabitants in 2018 according to IBGE. For additional information regarding our contracts with the city of São Paulo and Curitiba, see “—Our contract with the municipality of São Paulo” and “—Our contract with the municipality of Curitiba”. In the state of São Paulo, we provide collection services to the cities of Ribeirão Preto, Taboão da Serra, Araraquara, Jaú, Américo Brasiliense and Sertãozinho and elsewhere in Brazil, in the cities of Maceió in the state Alagoas, Aracaju in the state of Sergipe and Salvador in the state of Bahia. For additional information regarding our main customers in the Collection & Cleaning Services segment, see “—Collection & Cleaning Services.”

The table set forth below summarizes the main features of our municipal collections operations as of December 31, 2018:

#	Municipality	Services Provided	Area Covered (km2)	Tons of Waste Handled per Day (2018)	Year Established
1	São Paulo-SP	Cleaning	993	1,789	2011
2	Curitiba-PR	Collection & Cleaning	435	1,561	1995
3	Ribeirão Preto-SP	Collection & Cleaning and MSW Disposal	651	648	1999
4	Salvador-BA	Collection & Cleaning (100% of consortium)	90	333	2010
5	Aracaju-SE	MSW and Selective Collection	182	637	2016
6	Taboão da Serra-SP	MSW and Medical Waste Collection & Cleaning	20	290	2005
7	Sertãozinho-SP	Collection & Cleaning and MSW Disposal	403	91	2017
8	Araraquara-SP	Transfer Station and MSW Disposal	1,004	194	2009
9	Américo Brasiliense-SP	Collection and MSW Disposal	123	24	2009
10	Campo Largo-PR	Collection and Transfer Station	1,244	69	2017
11	Altinópolis-SP	Collection and MSW Disposal	929	11	2018
12	Rio Claro-SP	Collection & Cleaning	498	149	2018

13	Morro Agudo	Collection and MSW Disposal	1,388	20	2018

	Total	—	7,589	5,680	—

We generally secure our contracts with municipalities through a competitive bidding process pursuant to which we receive exclusive rights to service all or a portion of the homes in the respective municipalities.

The process of public procurement in Brazil is regulated by a series of federal laws, primarily: Law No. 8,666/1993 (Competition, Price Taking, Invitation, etc.); Law No. 10,520/2002 (Trading); Law No. 8,987/1995 (Public Concession), Law No. 11,079/2004 (Contracting of Public-Private Partnership) and Law No. 13,303/2016 (State-Owned Companies). This legislation stipulates the criteria for the competitive bidding process, which involves analysis of legal, tax, technical and financial qualifications and, most critically, pricing, with municipalities typically favoring price competitiveness above other factors. In Brazil, it is generally the responsibility of the municipality to render collection services and, therefore, the municipality is obliged to adhere to a competitive bidding process in contracting these services to private entities as per Articles 37 and 175 of the Federal Constitution of 1988, item XXI.

Revenue from our municipal collections operations consists of the fees we receive from our customers, with pricing of these contracts established based on factors such as anticipated collection frequency, type of collection equipment furnished, anticipated type, distance to the transfer station or disposal facilities and, occasionally, also include disposal costs. In 2018, our revenues from collections services from municipal contracts represented 97.8% of our total net revenues from services in our Collection & Cleaning segment and 56.3% of our total net revenues from services on a company-wide basis (compared to 89.5% and 60.9%, respectively, in 2017).

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

Standard service agreements with C&I customers are typically one year in duration with pricing based on estimated weight and time required to service the account. In 2018, revenues from collections and cleaning services from C&I customers represented 7.5% of our total net revenues from services on a company-wide basis (compared to 7.2%, respectively, in 2017).

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

Principal Customers in Collections and Cleaning Segment

We rely significantly on municipal customers within our Collection & Cleaning segment as a source of revenues. Contracts with municipal customers and subject to competitive bidding processes, as such are inherently subject to a high degree of uncertainty, and there can be no guarantee that past practices will be indicative of future success. Accordingly, we cannot predict with certainty when the competitive bidding processes for municipal contracts occur and, likewise, there can be no assurances that we will prevail in securing municipal contracts on favorable terms or at all. Our most significant contracts in the Collection & Cleaning segment are our contracts with the municipalities of São Paulo and Curitiba. Together, our contracts with the municipalities of São Paulo and Curitiba represented 79.0% of the net revenues from services rendered for the Collection & Cleaning segment for the year ended December 31, 2018, and 39.9% of our total net revenues from services during the same period. The contract with the municipality of São Paulo is currently serviced on an emergency basis and on May 2, 2019, we were informed that our emergency contract with the municipality of São Paulo will be terminated on June 1, 2019, at which point we will no longer provide services in São Paulo. The contract with the municipality of Curitiba was renewed in January 2019 for an additional 5-year period.

Our contract with the municipality of São Paulo

We have been servicing the São Paulo contract through Soma since 2011. Our contract with the municipality of São Paulo for urban cleaning and street sweeping services comprised approximately 25.5% of our revenues in 2018 (29.1% of our revenues in 2017). This contract expired, and we are currently providing urban cleaning services to the city of São Paulo pursuant to a temporary contract. The temporary contract was first entered into on December 15, 2017 and expired in June 2018. On June 12, 2018, we further extended the temporary contract until the end of 2018. In December 2018, we signed a new extension of the contract which was set to expire in June 2019, subject to earlier termination by the municipality. However, the extended temporary contract executed in June 2018 introduced certain significant changes to the contractual arrangement. Most significantly, under the extended temporary contract, the city of São Paulo has been divided into six separate parcels for urban cleaning, whereas under the prior contract the city had been divided into two parcels only. We, through Soma, were awarded only two parcels under the extended temporary contract, which reflects a significant decrease of our service area, since we previously serviced one of the only two parcels. As a result of these changes, the monthly revenue under the extended temporary contract decreased by 37.7%.

After a series of delays, a new bid for the São Paulo contract was initiated in October 2018, in which the Company participated. In connection with the bidding process, São Paulo has divided the urban cleaning contract into six separate parcels, in line with the extended temporary contracts entered into in June 2018. The Company was not the bidder with the lowest price for any of the six parcels in São Paulo and, on May 2, 2019, we were informed that our emergency contract with the municipality of São Paulo will be terminated on June 1, 2019, at which point we will no longer provide services in São Paulo. For additional information regarding the risks of losing the contract with the municipality of São Paulo, see “Item 3. Key Information—D. Risk Factors—A significant portion of our revenue is derived from a small number of customers, and partial or full loss of revenues from any such customer may adversely affect our revenues and results of operations. In particular, the municipality of São Paulo is currently serviced based on a short-term temporary contract which will end on June 1, 2019. The loss of business from the São Paulo contract will have a material adverse impact on us—Our contract with the municipality of São Paulo.”

Our contract with the municipality of Curitiba

Cavo, which we acquired in 2011, has been servicing the Curitiba contract since 1995. Our contract with the municipality of Curitiba for collections, urban cleaning and street cleaning comprised approximately 12.0% of the Company’s revenues in 2018 (12.5% in 2017). In October 2018, we won the competitive bidding process for the Curitiba collections and cleaning contract. We signed a five-year contract on January 3, 2019 with a maximum value of R$844.8 million (a reduction in price of approximately 14.1% compared with the previous contract) and are currently providing the contractual services to Curitiba.

For additional information regarding the competitive bidding processes in Curitiba and São Paulo, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—How We Generate Revenue—Competitive Bidding Processes and Revenue Impact.”

Other relevant Customer in the Collection and Cleaning Segment

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

Landfills

We own and operate the largest portfolio of landfills in Brazil, with 12 landfills for the final disposal of both hazardous (Class I) and non-hazardous (Classes IIA and IIB) waste. In addition, as of December 31, 2018, we were developing three additional landfill sites, which we expect will become operational on dates ranging from late 2019 through 2020. Our landfills received approximately 6.3 million tons of waste in 2018, with a remaining licensed disposal capacity of more than 129.2 million cubic meters of waste as of December 31, 2018. In 2018, 17.0% of the total volume of waste disposed in our landfills was internalized from our municipal collection operations and transfer stations.

Landfills remain the most cost-effective waste disposal technology and the primary way of disposing of waste in Brazil, receiving approximately 59.1% of MSW collected in 2017, according to the ABRELPE. To the extent alternative treatments for industrial waste develop in Brazil (such as biological treatments, for example), this treated waste would still need to be disposed somewhere, which we believe bodes well for the longevity of a landfill-focused disposal model in Brazil. In addition, we perceive recycling as an attractive alternative to waste disposal that has the potential of adding value to the waste stream. According to ABRELPE and the EPA, less than 2% of waste collected in Brazil is recycled compared to 34.6% recycled in the United States as of December 31, 2017. As Brazil continues to develop its regulatory framework with an increased focus on recycling and other environmental sustainability strategies, we believe that higher recycling rates could have the effect of increasing the longevity of our landfills.

We believe our landfills are operated in an efficient manner, adhering to a series of requirements designed to protect the soil, groundwater, atmosphere and surrounding communities. All leachate naturally generated in our landfills is collected and treated into reclaimed water for reuse, and greenhouse gases are captured and treated so as to minimize the impact of greenhouse gases on the atmosphere. Our landfills are compliant with international environmental policies and standards, and we have never experienced a material operational disruption as a result of any environmental violation on any of our properties. We are the first company in Brazil to use drones to control and monitor the geotechnical parameters concerning the stability of each landfill. In addition, it is our policy to use an extra layer in the impermeability and drainage layer at the bottom of each installation for purposes of environmental protection. We have implemented an internal quality control and benchmarking system so as to promote consistency, as well as a high standard of quality and environmental compliance, across our operations. In fact, our landfills have been regularly rated highly by CETESB, the State of São Paulo’s environmental agency, which frequently monitors and grades the operations of landfills in that state, having most recently rated our operations between 8.3 and 10.0 on a scale of 0 to 10 (Paulínia 8.3; Itapevi 8.5; Piratininga 9.1; Guatapará 10.0; Tremembé 10.0; and Jardinópolis 10.0).

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

We focus on the operation of mid- and large-scale landfills (i.e., landfills with greater than 100 tons per day and total area over 100 thousand square meters). Our landfills received approximately 6.3 million tons of waste in 2018 and, over the past three years, have averaged approximately six million tons of waste per year. As of December 31, 2018, our operating landfills had a remaining licensed disposal capacity of more than 129.2 million cubic meters of waste. Of the total volume of waste disposed in our landfills in 2018, 47% originated from our municipal collection operations and transfer stations. Our landfills are located in some of the largest markets in Brazil, including the state of São Paulo, which is the most populous Brazilian state. Furthermore, the landfills that we operate outside of São Paulo serve some of the fastest-growing markets in the Northeastern region of Brazil, where we believe we are well-positioned to capture an increased portion of market share in the coming years.

The map below shows the location and remaining life span of our 12 landfills and the inset shows the landfills we operate in the state of São Paulo:

Several of our landfill sites have the potential for expanded disposal capacity beyond the currently permitted acreage. We monitor the availability of permitted disposal capacity at each of our landfills and evaluate whether to pursue an expansion at a given landfill based on estimated future waste volumes and prices, market needs, remaining capacity and the likelihood of obtaining licensing. The in-place capacity of our landfills is subject to change based on engineering factors, requirements of regulatory authorities and our ability to continue to operate our landfills in compliance with applicable regulations and licensing restrictions.

We have observed that our landfills follow approximately the same patterns as those in the United States, insofar as it relates to the landfills’ base waterproofing system, which exhibit a clay K10-7 compacted layer, HDPE membrane and drainage system. The sizes of our landfills vary as in the same way as typical landfills in the United States. We believe that the main difference between our landfills and landfills typically found in the United States is that our landfills are designed and operated in two-to-one (two horizontal, one vertical) slopes, while typical landfills in the United States exhibit slopes that are less steep. This characteristic results in our landfills having a higher number of waste layers, and consequently higher volume capacity, as well as significantly greater stability.

The table below sets forth key operating data with respect to each of our landfill sites, including their respective area, processing capacity and remaining licensed capacity as of December 31, 2018.

#	Landfill Site(1)	Area (m2)	Residues(2)	Tons per day (2018)	Remaining Licensed capacity (m3)	Remaining life span (years)(3)	Year Established
1	Paulínia	1,962,307	Class II	5,301	13,618,678	10+	1999
2	Curitiba	2,703,643	Class II	2,801	2,535,402	5+	2010
3	Maceió	1,040,000	Class II	1,595	5,969,409	5+	2010
4	Aracaju	1,305,143	Class I and II	1,652	13,557,790	20+	2012
5	Guatapará	1,000,000	Class II	1,400	5,265,277	10+	2007
6	Itapevi	215,832	Class II	1,079	283,611	3+	2003
7	Tremembé	2,329,001	Class I and II	886	3,508,350	5+	1996
8	Itaboraí	4,200,000	Class II	654	66,736,128	20+	2010
9	Piratininga	759,297	Class II	827	4,494,497	15+	2012
10	Feira de Santana	299,335	Class II	477	2,521,081	20+	2014
11	Sarandi	350,275	Class II	169	3,083,479	10+	2010
12	Jardinópolis	182,716	Class I and II	225	273,908	5+	2005

	Total	16,347,549	—	17,066	121,847,615	—	—

(1)	The landfill sites listed do not include the greenfield projects currently being developed. For more information regarding the greenfield projects, see “—Landfills—Greenfield Projects.”
(2)	Class I residues are considered to be hazardous and Class II residues are non-hazardous.
(3)

Data presented corresponds exclusively to remaining capacity for which we have already obtained a license for expansion from the relevant governmental authorities, and the figures presented do not consider disposal capacity beyond this licensed amount. In addition to these amounts, as of December 31, 2018, we had an additional capacity of 23.0 million cubic meters for which licenses had not been obtained (13.3 million corresponding to unlicensed capacity at our Paulínia landfill, 9.6 million corresponding to unlicensed capacity at our Curitiba landfill and 76,000 corresponding to unlicensed capacity at our Jardinópolis landfill).

Our landfills generate revenue from disposal and tipping fees based on the type and weight of waste being disposed, which are paid by private and public collection companies, municipalities and large C&I waste generators. Our standard disposal agreement is a one- to three-year renewable agreement with annual price adjustment based on inflation indexes and charged on a monthly basis. While, as a result of the competitive bidding process, our landfill contracts with our municipal customers typically stipulate a fixed amount per ton of waste disposed, the amount invoiced to municipal customers on a monthly basis varies based on actual volume of waste disposed. For certain municipalities for which we provide waste collection services, such as Curitiba and Aracaju, we also provide landfill services; however, such landfill services are governed by separate contracts apart from our waste collection services.

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

Principal Customers in Landfills Segment

Our principal customers in our Landfills business segment are similar to those in our Collection and Cleaning Services segment. Principally as a result of our relatively high rate of internalization, there is a significant degree of overlap between our customers in the Collection & Cleaning Services segment and Landfills segment (47.2%). Collections and disposal services are generally provided pursuant to separate agreements with different pricing models. For more information, see “—Collection & Cleaning Services” above. Our main customers in this segment are municipalities, including public collection companies (accounting for 69.7% of our net revenues from this segment in 2018) and private customers, including large C&I waste generators (accounting for 30.3% of our net revenues from this segment in 2018). Our principal customers in our Landfills business segment include the municipalities of Curitiba, Maceió and Aracaju. In addition, other significant customers in this segment include the municipalities of Campinas and Paulínia and private customers such as Arcelor Mittal and Renova.

Licensing Regulations for Landfills

We work carefully to select the location of our landfills, transfer stations and greenfield projects, which are subject to strict environmental licensing due to the nature of our activities.

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

With respect to environmental licensing, as a general rule, IBAMA (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis) is the competent authority for the environmental licensing of undertakings and activities of national interest or capable of causing significant environmental impact regionally or internationally, or for activities located in certain protected areas such as indigenous lands or territorial waters, among others. The local environmental entities are responsible for the licensing of enterprises with a local impact. The state environmental authorities have jurisdiction to conduct the licensing process for activities whose impacts are restricted to their territory and whose licensing jurisdiction is not assigned to federal or local agencies.

In the state of São Paulo, the environmental agency is CETESB (Companhia Ambiental do Estado de São Paulo) and in the state of Paraná, the environmental agency is IAP (Instituto Ambiental do Paraná). Also, in some of the larger municipalities in which we operate there are local regulators that enforce their own rules and licensing procedures. For example, in the city of São Paulo, we are subject to licensing by the Secretary for the Environment (Secretaria do Verde e Meio Ambiente).

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

Environmental licenses are issued on a conditional basis, meaning that they set forth technical requirements and obligations that must be complied with in order to maintain the validity of the respective licenses. The accomplishment of technical conditions may involve the adoption of specific pollution control measures and other actions that may result in high costs to us.

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

Through our many years of experience in the landfill business, we have become one of the leading experts in landfill siting, development and operation in the Brazilian waste management industry. We have assembled a team of specialized professionals that monitors various locations for potential landfill site acquisitions, taking into account environmental, demographic, economic as well as other aspects. We compile this information into a continuously updated database that we use in making landfill site acquisition decisions. Once a decision has been made to acquire a landfill site, our specialized team of regulatory and licensing experts play a critical role in obtaining the necessary licenses and approvals to develop and operate the contemplated landfill. We have developed specialized knowledge and experience in managing the regulatory process at the federal, state and municipal levels, and our technical teams are capable of carrying out complex analyses on proposed landfill sites, including sophisticated geotechnical and topographical surveys. These analyses are then used to prepare detailed reports that are submitted to the licensing authorities, which can help expedite the licensing process. We also possess an experienced landfill project development team, which conceives all landfill projects with the appropriate safety features while seeking to maximize the utility to be derived from the landfill site. In addition, we possess an active M&A team that is dedicated toward identifying and evaluating potential acquisition targets as well as new landfill project developments, with specialized knowledge in integrating these new projects into our operations. After a landfill has been developed or acquired, our landfill operations team comes into play with its several years’ experience in managing landfill operations.

To satisfy future disposal demand, we are currently developing three greenfield landfill projects in strategic locations that we believe are located in underserved regions of Brazil. These three greenfield projects have a combined potential processing capacity of over 2,700 tons of waste daily, adding significant value to our existing landfill infrastructure and will help to replenish our landfills’ capacity in the future. The greenfield project related to CGR Ceará (Caucaia) was discontinued as after a detailed analysis we determined that the project was not economically interesting. However, we are continuously seeking opportunities and analyzing potential new projects.

We cannot assure you that all proposed or future expansions of our greenfield projects will be successfully realized as intended or at all.

Oil & Gas (O&G)

Our Oil & Gas segment provides on-site and off-site biological remediation of soil that has been contaminated with oil or other pollutants as well as cleaning of storage tanks. We provide remediation and cleaning services in several sites and transfer the contaminated soil to our biopile facilities located in the Paulínia and Curitiba landfills. In these facilities, the soil goes through a bioventing process whereby contaminated soil is stacked into engineered piles or cells with the aim of enhancing conditions required for biodegradation by controlling oxygen and nutrients such as phosphorus, nitrogen and water. Bacteria or microorganisms are added to the waste and the soil, in order to degrade hydrocarbon contaminants such as diesel that are affixed to the soil particles. Our Oil & Gas segment accounted for only 1.9% of our total net revenues from services rendered in 2017 and 1.2% in 2018.

This segment’s soil remediation is provided primarily to one main customer, Petrobras, which accounted for 71.4% of the Oil & Gas segment’s net revenues from services rendered in 2017 and 100% in 2018. Petrobras contracts with us to clean contaminated sites on an as needed, per-engagement basis, rather than on a fixed or term basis. Accordingly, revenues derived from our Oil & Gas segment are highly dependent on demand from Petrobras, and are therefore subject to volatility in direct correlation to increases or decreases in Petrobras’ need for soil remediation services.

Value Recovery

Through the Value Recovery segment, we develop processes to convert and recycle collected waste into usable and efficient forms of energy and/or recyclables which can be sold to third parties. We also have the capabilities to carry out traditional recycling activities, including the recycling of complex electronic devices. This segment is driven by public and private markets that view environmental stewardship as a top priority.

Our activities in our Value Recovery segment can be divided into four sub-segments: (i) landfill gas-to-energy, (ii) co-processing and blending, (iii) reverse manufacturing and waste recycling and (iv) carbon credit trading, each described in greater detail as follows.

We are currently in the process of selling our landfill gas-to-energy business. The sale has been approved by our board of directors and negotiations are ongoing. However, the sale transaction is subject to the approval of the holders of our debentures, which approval remains pending. As of December 31, 2018, the energy business was classified as a disposal group held for sale and as a discontinued operation. As such, the results of operations our energy business are no longer presented within our Value Recovery segment.

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

We have been generating electricity from our landfill gases since 2014. We currently operate three landfill gas-to-energy generation facilities at our Curitiba, Tremembé and Guatapará landfills, with a total installed capacity of approximately 18.5 MW and energy generation and sale of 111.4 MWh in 2018 and 82.0 MWh and 49,1 MWh in the years 2017 and 2016, respectively. In addition, we have received approval for the required permits to develop new gas-to-energy generation facilities at our Paulínia, Maceió, Piratininga, Aracaju and Jardinópolis landfills, which together comprise a total potential capacity of additional 40.6 MW.

We sell approximately 80% of the energy we generate from our biogas generation operations to private customers in the free market pursuant to power purchase agreements usually on three-year terms with annual inflation-based price adjustments, and the remaining approximately 20% in the spot market to benefit from the more volatile Brazilian energy market. In 2018, we generated and sold 111,414 MWh of energy generated from our landfill gas-to-energy operations (82,005 MWh and 49,081 MWh for the years 2017 and 2016, respectively).

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

We operate two co-processing facilities, one in Sorocaba, São Paulo and another in Balsa Nova, Paraná. Co-processing employees use equipment such as backhoe loaders, wheel loaders or lifts to move and mix the waste, and use grinders and screeners to create a homogeneous blend. Then, employees use machines to handle the material and to pack the blend into large containers, bulks or barrels, which are then transported to the cement plants by contracted third parties. Co-processing is not a capital-intensive process. As of December 31, 2018, our co-processing and blending facilities have a daily processing capacity of 700 to 900 tons of waste.

We supply RDF free of charge primarily to cement plants for use as an energy input in their industrial ovens. While we do not currently generate additional revenues from the supply of RDF to cement plants, we do receive collection and disposal fees from the industrial companies producing the waste that is used as an input in the co-processing to produce RDF. We may, however, opportunistically pursue opportunities to monetize our co-processing activities in the future through the sale of RDF should market conditions so permit.

Waste Recycling

We operate one waste recycling facility at our Paulínia landfill with capacity to process approximately 40 thousand tons of waste per year, the primary function of which is to segregate inorganic from organic waste and have contracted the construction of a materials recovery facility (“MRF”) in the Paulínia landfill with capacity to handle 500 tons of MSW per day. This new MRF facility started its operations in October 2018. Organic waste with high energy output value is converted into RDF by means of the co-processing described above and supplied to cement plants, while metals and plastic waste products are sold as commodities, with the remaining waste being disposed at our Paulínia landfill.

We also operate one reverse manufacturing facility that breaks down complex electronic devices and products with diverse components into simple and easily disposable materials. Our reverse manufacturing services are offered pursuant to medium-term contracts with large electronic-producing companies that seek our specialized services to limit the environmental impact of the disposal of their electronic waste output. The component parts of the electronics that we collect, primarily metals, electronic parts and plastic waste products, are sold as commodities. We recycle such electronic devices in an efficient manner, ensuring that at least 85% of the original parts are effectively recycled and reused. In 2018, our subsidiary Oxil recycled 101 thousand tons of toners and 249 thousand tons of other electronics.

We also operate a mechanized recycling system that has the capacity to process various types of construction materials. The materials are converted into raw materials with physical properties similar to unused products, however, with more competitive costs. Recycled materials produced as part of this process include sand, gravel, stones, mortar, concrete, crushed ceramic material and other materials that can be used in various aspects of the construction industry.

Contracts in connection with our recycling operations generally provide for the payment of a collection fee and set forth the terms pursuant to which the recycling byproduct may be sold.

In 2017, Brazilians generated about 78.4 million tons of municipal solid waste and recycled and composted about 1.5 million tons of this material, equivalent to a 1.9% recycling rate, according to ABRELPE data. As Brazil continues to develop its regulatory framework with an increasing focus on environmental sustainability, we believe that there may be attractive opportunities to capitalize on recycling-related activities. In addition, we believe that higher recycling rates would bode well for the longevity of a landfill-focused disposal model in Brazil by making use of waste that would otherwise have been disposed in landfills. We also perceive the expected environmental benefits of increased recycling as an important social benefit that is consistent with our philosophy of environmental sustainability, by, for example, decreasing the use of primary resources and energy, and reducing water and air pollution (including greenhouse gas emissions).

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

Our stock of carbon credits is measured by United Nations and recognized companies, through approved methodologies, to quantify the amount of carbon credits that we can sell. From 2015 to 2018, we had sold a total of 1,870,440 Certified Emission Reductions carbon credits resulting in total revenues of R$13.8 million.

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

Principal Customers Value Recovery

Our principal customers in our Value Recovery business segment are Apple, Votorantim Cimentos, HP, Goodyear, ABB, Dow Chemicals, CPFL and Camil.

Competition

The Brazilian waste management industry is highly fragmented and, accordingly, we face competition in all aspects of our operations. According to internal studies based on ABRELPE data and other public information related to landfills locations and size, in 2017, no one player in the Brazilian waste management sector had greater than a 15% market share, and the top five players collectively had an approximately 42.4% market share in terms of volume. Based on our internal studies based on 2017 data, we were a significant participant in the waste management company, in 2017 in terms of waste disposal market share, with 14.7% market share.

The graph below demonstrates our market share in the Brazilian landfills market relative to our main competitors in 2017 according to internal studies based on 2017 ABRELPE data, which is the most recent data available:

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

We compete for municipal contracts and private sector accounts primarily on the basis of price and the quality of our services. Operating costs, disposal costs and collection fees vary throughout the areas in which we operate. The prices that we charge are determined locally, and typically vary by volume and weight, type of waste collected, treatment requirements (especially the availability to treat the leachate generated in the landfill), risk of handling or disposal, frequency of collections, distance to final disposal sites, the availability of airspace within the geographic region, labor costs and amount and type of equipment furnished to the customer. From time to time, our competitors reduce the price of their services in an effort to expand market share or to win a competitive bid municipal contract. Our ability to maintain and increase prices in certain markets may be impacted by our competitors’ pricing policies. This may have an impact on our future revenue and profitability.

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

In addition, we also experience a lower overall rate of payments on our accounts receivable from municipalities during election years and during the first quarter of the years following elections. Municipal elections were last held in Brazil in 2016 and the next municipal elections in the regions in which we operate are expected to be held in 2020.

Raw Materials and Suppliers

Our principal raw materials are in relation to the purchase and leasing of the light vehicles, trucks and heavy machinery that comprise our fleet together with the diesel fuel needed to operate our collection and transfer vehicles. In Brazil, the collection and transfer trucks that comprise our fleet are manufactured and sold primarily by Volkswagen, MAN, Mercedes Benz and Ford. As of December 31, 2018, we owned approximately 56% of our fleet, while 44% was leased or rented. Our leasing contracts for our fleet are typically for a term of four years, with the option to buy the leased equipment at the end of the leasing period at a set price. As of December 31, 2018, the aggregate amount of the minimum lease payments under our leasing contracts was R$36.5 million. In addition, on January 1, 2019 we adopted IFRS 16 – Leases, for which we recognized a right-of-use asset and a lease liability at the present value of R$23.3 million. For further details, see “Item 5. Operating And Financial Review And Prospects—New Accounting Standards Not Yet Adopted”.

We purchase fuel from a number of distributors in Brazil, principally from Ipiranga Produtos de Petróleo S.A., pursuant to long-term contracts providing us with generally more attractive pricing than we could otherwise obtain in the open market. Our diesel fuel contract with Ipiranga provides for the purchase and delivery of a minimum of 33.6 million liters of diesel fuel per year at a fixed price, with prices being adjusted on a yearly basis. Fuel delivery takes place upon request. Prices are set by Ipiranga and are charged uniformly to all companies in a similar industry at a set rate. The contract does not have a fixed term but may be cancelled by either party with at least 30 days’ advanced notice.

We also contract with third parties that provide leachate treatment and disposal, which consist of costs associated with the physical, chemical and biological treatment of leachate as well as costs associated with the transportation of this residue from our landfills to treatment plants, which in the majority of cases are offsite and operated by third-parties. We and our subsidiaries have entered into ten service contracts with various suppliers for the collection, treatment and transportation of leachate. The price of the service contract is calculated based on the price per cubic meter of leachate, and the aggregate value of our service contracts for leachate collection, treatment and transportation is R$50.7 million as of December 31, 2018. All agreements are set to expire on September 1, 2019, and we currently expect that the ongoing renewal process will be completed before that time. The duration of our service contracts typically vary in duration from six months to eight years, depending on the amount of services provided.

Insurance

We have insurance policies covering (i) environmental damage; (ii) civil responsibility; (iii) our fleet, equipment and properties; and (iv) directors’ and officers’ insurance, among others. We believe that the insured amounts are sufficient, considering our business activities and exposure to risk.

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

Administrative penalties include single fines of up to up to R$50 million, or daily fines, full or partial suspension of activities, right-restricting penalties and orders to redress damages, among others. In addition to criminal and administrative sanctions, Brazilian environmental laws require the offender to repair or indemnify for damages caused to the environment and to third parties. Enforcement of fines may be suspended upon settlement with environmental authorities for damage redress. In the event of failure to redress damages or to pay fines, the corporate veil piercing doctrine may apply.

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

The chart below sets forth our simplified corporate structure as of the date of this annual report:

The Company currently holds in treasury 8,871,895 common shares previously held by Angra. In accordance with Brazilian Law No. 6,404/76, such shares will not hold voting or dividend rights for as long as they remain in the treasury of the Company. Therefore, such shares were not considered for the purposes of the calculation of the percentage of equity interest held by each of the shareholders of the Company as described above. In the event the Company transfers any of the treasury shares, the percentages provided above may be altered.

In addition, the chart below sets forth details of the subsidiaries of the Company as of the date of this annual report:

UPDATED ORGANIZATION CHART

D.	Property, Plant and Equipment

Our principal property and equipment consists of land, landfills, buildings, vehicles and equipment. We own or operate 12 landfills, five transfer stations, three facilities for the treatment of medical waste, two units for blending hazardous waste, one recycling and RDF unit, one reverse manufacturing facility, two biogas power generation plants and three effluent treatment facilities. In addition, we own the land on which we intend to develop three additional landfills. As of December 31, 2018, we also owned or leased a fleet of 1,539 vehicles consisting mostly of collection and transfer trucks.

We also are responsible for a closed cell on the Paulínia landfill, which landfill is composed of a total of two cells. The total amount provisioned as a contingency for landfill closure and post-closure obligations was R$92.8 million as of December 31, 2018. The post-closure period generally runs for 20 years after final landfill’s site closure.

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

Liquidity Constraints and Breach of Financial Covenants

As a result of liquidity constraints, we were unable to comply with the financial and other covenants included in our Debt Instruments and, as a result, are currently in default under our Debt Instruments. Since we were unable to obtain a waiver from the banks that hold the Debt Instruments by December 31, 2018 in relation to such defaults, pursuant to IFRS accounting rules, we were required to reclassify the total outstanding amount under the Debt Instruments (consisting of R$1,548.3 million) as short-term obligations in our financial statements as of and for the year ended December 31, 2018 included in this annual report.

The terms of the Debt Instruments required, among other things, that as of December 31, 2018, our consolidated net debt to EBITDA ratio must be 4.0x or less. In addition, the Debt Instruments also contain a covenant that required our debt service coverage ratio to be at least 1.2x. As of December 31. 2018, our consolidated net debt to EBITDA was 7.9x, and our debt service coverage ratio was negative 15.6x. In addition, the terms of the Debt Instruments required that by December 31, 2018 we register certain liens on certain real estate relating to operational landfills with the appropriate governmental agencies and to provide certain documents listed in the annexes to the Debentures, which we were also unable to comply with by December 31, 2018.

Therefore, as a result of the breach of the consolidated net debt to EBITDA ratio and the debt service coverage ratio, the failure to register the relevant liens and to provide certain of the documents required to be provided, we are in default of our obligations under our Debt Instruments. These defaults entitle the banks that hold the Debt Instruments to accelerate the debt obligations and declare that all amounts owing under the Debt Instruments are immediately due and payable.

The Debt Instruments are secured by collateral consisting of a lien on all real estate relating to our operational landfills, a lien on all material subsidiaries controlled, directly or indirectly, by us and a fiduciary assignment of the remaining balance originated from the foreclosure of liens granted in relation to the Debt Instruments. In addition, the Debt Instruments are secured by a fiduciary assignment of certain real estate owned by us and a fiduciary assignment lien on all of the common shares of the Company (except for 4.38% secured for the benefit of Angra). In addition, the Debt Instruments are also guaranteed by all material subsidiaries controlled, directly or indirectly, by us. The breach of the obligations under the Debt Instruments entitles the holders of the Debt Instruments to enforce against any collateral securing the Debt Instruments.

In addition, on March 6, 2018, Angra confirmed the exercise of its put option to sell all of its shares of the Company. While we were required to pay the exercise price of approximately R$40.3 million by September 6, 2018, as of the date of this annual report, we have not yet made any payments to Angra due to our liquidity constraints, which constitutes a default under the share put option agreement entered into with Angra. As a result, Angra may seek certain remedies afforded to them under the share put option agreement and otherwise under Brazilian law, including the enforcement of their security interest of 4.38% of the share capital of the Company.

Furthermore, as of December 31, 2018, the Company had aggregate overdue trade accounts of R$85.9 million, and there can be no assurance that such trade creditors will not demand immediate payment or use a variety of legal remedies to enforce their claims, which may further constrain our liquidity, further jeopardize our ability to continue as a going concern and increase the risk that we become subject to bankruptcy proceedings. For further information, please see note 15 of our consolidated audited financial statements included elsewhere in this annual report.

We have identified several significant other obligations arising during 2019 that require funding through liquidity, primarily relating to (1) the payments we are required to make for severance and other demobilization costs related to discontinued operations (for example, the contract with the municipality of São Paulo for cleaning services, which will terminate on June 1, 2019) and (2) capital expenditures (e.g., new trucks and equipment) required in connection with contract renewals, such as the investment obligations arising under the contract with the municipality of Curitiba for cleaning services, which was renewed on January 3, 2019 for an additional five year period.

Our management has concluded that substantial doubt exists with respect to our ability to continue as a going concern through one year after the date of issuance of our audited financial statements as of and for the year ended December 31, 2018. In addition, as a result of our material liquidity issues, our independent auditors have indicated, in their report on our audited financial statements that there exists significant uncertainty that could raise doubt about our ability to continue as a going concern. These doubts regarding our ability to continue as a going concern relate to our history of suffering recurring losses from operations, the ongoing process of renegotiating our debt obligations and our net capital deficiency, resulting in substantial doubt as to our ability to continue as a going concern. The audited financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—As of December 31, 2018 we recorded significant negative working capital and capital deficiency, we are currently in breach of certain financial covenants and contractual obligations, and our ability to avoid a judicial reorganization is dependent on our ability to successfully complete a debt restructuring and significantly improve our liquidity position” and “—Our auditors have issued a “going concern” audit opinion, and our ability to continue as a going concern is dependent on our ability to significantly improve our liquidity position.”

The December 2017 Transaction

Prior to the Transaction, the Registrant had limited or no assets, operations or activities. The Registrant was incorporated to become the holding entity of the Company to effect the Transaction. Considering that substantially all of the shareholders of the Company exchanged their shares of the Company for shares of the Registrant, the Transaction was accounted for as a reverse recapitalization transaction. The historical operations of the Registrant are deemed to be those of the Company. Thus, the financial statements included in this annual report reflect (i) the historical operating results of the Company prior to the Transaction, as restated as of and for the years ended December 31, 2016, as described under “—Internal Evaluation Process and Previous Restatement of Financial Statements”; (ii) the consolidated results of the Registrant and the Company following the Transaction; (iii) the assets and liabilities of the Company at their historical cost; and (iv) the Registrant’s equity and earnings per share for all periods presented, each of which were previously reflected in our annual report on Form 20-F for the year ended December 31, 2017 which was filed with the SEC.

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

Internal Evaluation Process and Previous Restatement of Financial Statements

In response to the findings of the Internal Evaluation Process, the Company’s audited financial statements included in this annual report as of December 31, 2016 and January 1, 2016 and for the year ended December 31, 2016 (as well as the audited financial statements for the year ended December 31, 2015 which are not included in this annual report) were restated to reflect certain adjustments, as described below. Such restatement was previously reflected in our annual report on Form 20-F for the year ended December 31, 2017 which was filed with the SEC.

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

In the aftermath of the events of March 1, 2018, we instituted a special committee of our board of directors comprised of independent members of our board of directors for the specific purpose of evaluating our supply relationships and related matters at the Company, including Soma and our joint ventures, which we refer to herein as the “Internal Evaluation Process.” This Internal Evaluation Process was conducted by external legal counsel working together with external forensic service providers with a focus on the integrity of our supply relationships. For additional information, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings and Investigations.”

In response to the findings of the Internal Evaluation Process, the Company’s audited financial statements as of December 31, 2016 were restated and such restatements were reflected in our annual report on Form 20-F for the year ended December 31, 2017 which was filed with the SEC.

Tax Adjustments

Following our Internal Evaluation Process, we recalculated our taxes to reflect probable amounts due, including fines and interest, applying an income tax rate of 34% (principal), plus application of a 150% fine and an average 14.9% interest payment (fines and penalties). On this basis, we recorded provisions for Corporate Income Tax (Imposto de Renda de Pessoa Jurídica – “IRPJ”) and Social Contribution of Net Profits (Contribuição Social sobre o Lucro Líquido – “CSLL”) in an aggregate amount of R$25.6 million and R$26.0 million in the years ended December 31, 2017 and 2016, respectively, corresponding to impermissible deductions in the past in relation to the alleged unsupported payments made to specific suppliers and alleged impermissible amortization (as applicable) recorded from these transactions that may be challenged by the BFRS. In the case of taxes payable arising from unsupported payments made through Soma, our recalculated income taxes reflect only our proportional interest in this entity.

In connection with the adjustments described above, based on the advice of our external legal counsel, who assessed the risk of a potential loss as possible (and not probable), we did not establish provisions in the aggregate amount of R$212.4 million (as of December 31, 2017) corresponding to IRPJ, CSLL and IRRF taxes levied by the BFRS in relation to the tax assessments received by the Company and Cavo at the conclusion of 2017 alleging impermissible deductions with respect to certain allegedly unsupported payments made to specific suppliers and alleged impermissible deductions with respect to amortization derived from these transactions. For additional information, including information in connection with tax assessments received in the year ended December 31, 2018 (i.e. subsequent to the adjustments described in this section), see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings and Investigations.”

While no additional provisions were recorded in 2018, we partially reversed the loss recorded for the year ended December 31, 2017 in an amount of R$66.6 million, which corresponds to a reduction in the probable amounts due in respect of taxes as a result of a reduction in the amount of penalties applied in calculating the probable amount due, which we decreased from a penalty rate of 150% to a penalty rate of 20% after we self-reported certain outstanding tax payments as part of the tax regularization programs.

Key Factors Affecting Our Results of Operations

Brazilian Macroeconomic Environment

As a company with all of its operations and activities conducted in Brazil, our results of operations and financial condition are affected by Brazilian economic conditions. Most notably, we are impacted by Brazilian economic growth and its consequences on our customers’ ability to pay in a timely manner, particularly our municipal customers that may confront fiscal challenges and cash shortages in an adverse macroeconomic scenario. In addition, the Brazilian interest rate environment and inflation materially impact our financing costs, as 97.6% of our indebtedness was linked to floating rates as of December 31, 2018, with the majority linked to the Brazilian CDI rate as well as the Brazilian TJLP rate. Inflation in Brazil also impacts our revenue from services rendered, cost of services and other operating expenses as a result of our inflation-adjusted contracts with both our customers and suppliers as well as annual inflation adjustments that we are required to make pursuant to the collective bargaining agreements that we maintain with employees.

The Brazilian macroeconomic environment has historically been characterized by significant variations in economic growth, inflation and interest rates. Our results of operations and financial conditions are affected by these factors. The table below sets forth Brazilian GDP, inflation rates, interest rates, exchange rates and other key macroeconomic data as of and for the years ended December 31, 2018, 2017 and 2016:

	As of and for the Year Ended December 31,
	2018	2017	2016
GDP growth (contraction)(1)	1.1%	1.0%	(3.6)
IGP-M(2)	7.5%	(0.5%)	7.2%
IPCA(3)	3.7%	3.0%	6.3%
CDI(4)	6.4$	9.9%	14.0%
TJLP(5)	7.0%	7.0%	7.5%
Exchange rate at the end of the period per US$1.00	R$3.87	R$3.31	R$3.26
Average exchange rate per US$1.00(6)	R$3.65	R$3.34	R$3.49
Appreciation (depreciation) of the real against the U.S. dollar(7)	14.5%	22.1%	(16.5%)

(1)	As measured by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) (“IBGE”).
(2)	Demonstrating variation of the Brazilian General Index of Market Prices (Índice Geral de Preços do Mercado) (“IGP-M”), accumulated during the period.
(3)	Demonstrating variation of the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) (“IPCA”), accumulated during the period.
(4)	CDI accumulated during the period.
(5)	The TJLP is the interest applicable to long-term BNDES financing agreements, as of the end of the period.
(6)	Represents the average daily U.S. dollar closing selling exchange rate during the period.
(7)

Comparing the U.S. dollar closing selling exchange rate as reported by the Brazilian Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

Brazil experienced a 3.8% contraction in 2015 followed by an additional contraction of 3.6% in 2016. After contracting two consecutive years, GDP grew 1.0% in 2017 and 1.1% in 2018 according to IBGE.

Recently, the Brazilian political and economic scenario has been characterized by high levels of volatility and instability, including meager GDP, sharp fluctuations of the real against the U.S. dollar and increased levels of unemployment. Such scenario is in part due to economic and political uncertainties resulting from a global decrease in commodities prices as well as to corruption investigations of Brazilian state-owned and private sector companies, politicians and business executives. In particular, the ongoing Lava Jato launched by the Office of the Brazilian Federal Prosecutor at the end of 2014 has probed members of the Brazilian federal government and other members of the legislative branch, as well as senior officers and directors of large state-owned as well as other companies in connection with allegations of political corruption including, more recently, individuals related to Company (for additional information, see “Item 3.D. Risk Factors—Risks Related to Compliance and Control” and “Item 8.A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings and Investigations”). The resulting fallout from the Lava Jato investigation contributed to, among other factors, the destabilization of the Brazilian economy and the ouster and the arrest of several prominent politicians, including the impeachment of former President Dilma Rousseff in August 2016, incarceration of former Brazilian President Luiz Inacio Lula da Silva in April 2018 and arrest of previous president, Michel Temer, in March 2019.

On October 28, 2018, Jair Bolsonaro, a retired military officer who represented the state of Rio de Janeiro in the lower house of the Brazilian Congress from 1991 through 2018, was elected the next President of Brazil and took office on January 1, 2019. During his presidential campaign, Bolsonaro was reported to favor the privatization of state-owned companies, economic liberalization, and social security and tax reforms. However, there is no guarantee that Bolsonaro will be successful in executing his campaign promises or passing certain favored economic and other reforms fully or at all, particularly when confronting a fractured congress. Adverse macroeconomic conditions in Brazil may persist to the extent Bolsonaro is unsuccessful in implementing these reforms and other adjustments.

For more information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Brazil—Brazil continues to experience political instability, which may adversely affect us”.

Effects of Inflation and Interest Rates

Inflation rates in Brazil have been volatile in the past. According to the IPCA, Brazilian inflation rates were 3.75%, 2.95% and 6.29% in 2018, 2017 and 2016, respectively.

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

The Brazilian government’s measures to control inflation frequently have included maintaining a tight monetary policy with high interest rates, thus limiting the availability of credit and reducing economic growth. Consequently, the official interest rates in Brazil at the end of 2017 and 2016 were 7.0% and 13.75%, respectively, as established by the Brazilian Central Bank’s Monetary Policy Committee (Comitê de Política Monetária) (“Copom”). In March 2018, Copom established a 6.5% interest rate, reflecting a historical low, which has been maintained until the day of this annual report. Despite the recent downward trend in interest rates, any potential future increase could negatively affect our profits and operating results, by increasing the cost associated with financing our activities.

Variations in Brazilian interest rates affect our financial liquidity and capital resources primarily by exposing us to the variations in our floating-rate lending. Substantially all of our debt accrues interest at floating rates, with 97.6% of our loans and financings indexed to Brazilian variable interest rates as of December 31, 2018, with particular exposure to the CDI rate (to which all of our debentures and related debt acknowledgment instrument are indexed), and, to a lesser extent, the Brazilian TJLP interest rate. Accordingly, rising interest rates significantly impact the costs of our indebtedness, increasing our finance expenses. Such an increase could in turn adversely affect our ability to pay our obligations to the extent it reduces cash on hand. Mismatches between rates contracted in assets versus liabilities and/or high volatility in interest rates may result in financial losses for us. The high interest rate environment in Brazil in recent years, impacted in part by high inflation environment, led to the suspension of interest payments and amortization of principal on our debentures since 2014 (for additional information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Brazil”. An increase in inflation, as well as government efforts to combat inflation, may hinder the growth of the Brazilian economy and could adversely affect us”).

Write-off of Property, Plant and Equipment

We are the subject of certain allegations and investigations of misconduct. For further information regarding the related facts, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings and Investigations.” As part of our historical response to the allegations and investigations of misconduct, we engaged independent consultants in November 2016 to review documentation regarding our transactions with certain identified suppliers during the 2010 to 2017 period. These consultants concluded in March 2017 that certain disbursements made by us were not properly supported by documentary evidence. On the basis of this historical investigation, our management made an accounting adjustment reflected in our financial statements as of and for the year ended December 31, 2017 resulting in the write-off of property, plant and equipment items totaling R$44.0 million relating to payments by us for goods and services that could not be properly documented during the 2010 to 2014 period. We also made an additional write-off of property, plant and equipment of R$9.4 million reflected in our financial statements as of and for the year ended December 31, 2017 as a result of the related review of our inventory based on our improved controls and management systems. This earlier investigation did not capture payments made by Soma, which was the focus of our more recent Internal Evaluation Process. For additional information, see “Item 3.D. Key Information—Risk Factors— Risks Related to Compliance and Control.”

Participation in Tax Regularization Programs

In 2017, we entered into the Brazilian Tax Regularization Programs which allowed us to settle certain of our tax debts under administrative or judicial discussion. For additional information, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings and Investigations—Tax Proceedings.” While these programs did not provide for amnesty of penalties or interest, it did allow us to resolve certain of our federal tax debts, including some of which were the subject of ongoing disputes, in installment payments. The programs also allowed the partial settlement of tax debts with the use of tax credits and/or the use of tax loss carryforwards. In order to benefit from this program, we were required to waive in advance any defense or rights in relation to administrative disputes involving the tax indebtedness.

The main impacts on the statement of profit or loss in relation to entering into this program in 2017 were (i) recognition of a gain of R$373.2 million recorded under “Income and Social Contribution Taxes” reflecting the recognition of tax loss carryforwards (previously not recognized as a deferred tax assets) that were applied in partial settlement of the tax debts under the Tax Regularization Program, (ii) a R$120.4 million increase in interest expenses recorded under “Finance Costs” reflecting interest accrued on the balance of taxes settled through the Brazilian Tax Regularization Program and (iii) a R$53.6 million loss recorded under “General and administrative expenses” reflecting a provision established corresponding to disputed amounts for which our management had not previously recorded provisions based on their determination that the risk of loss for such liabilities was not probable, and (iv) R$3.0 million in September 2017 reflecting the inclusion of tax liabilities from our CGR Catanduva landfill under this program, which was previously being settled through another tax amnesty program.

The main impacts on the statement of profit or loss in relation to entering into this program in 2018 were: (i) inclusion of additional R$46.6 million into the Brazilian Tax Regularization Program as a result of the internal investigation process; (ii) reversal of R$7.7 million deferred tax assets million not used to settle “Income and Social Contribution Taxes” in one of the programs; (iii) accrual of R$11.4 million in interest expenses recorded under “Finance Expenses” reflecting interest accrued on the balance of taxes through the Brazilian Tax Regularization Programs; (iv) the usage of R$89.9 million in tax losses carryforward and other tax credits that were applied in partial settlement of the tax debts under the Tax Regularization Program; and (v) R$54.0 million of taxes excluded from the Brazilian Tax Regularization Program as they were not due or not eligible to be included (which resulted in a R$6 million positive impact on our statement of profit and loss for the year ended December 31, 2018).

2018 Cost Cutting Initiatives

As described elsewhere in this annual report, during the course of 2018, the revenue we generated from our collection business significantly decreased and our liquidity position deteriorated. We are currently focused on executing a number of initiatives aimed at allowing us to improve our liquidity position. In the second half of 2018, the Company implemented certain cost-cutting initiatives, of which the most significant from a cost perspective was a headcount reduction in approximately 13%. We estimate that on an annual basis, such measures resulted in a reduction of employee compensation costs of R$2.5 million. As a result of the headcount reduction, in the year ended December 31, 2018, we incurred in severance costs of R$15.7 million, which were paid in December 2018.

Divestments and Asset Sales

As part of our efforts to streamline our operations, we have since 2014 divested of certain assets that negatively impacted our margins and did not align with our strategic vision, together with the sale of other assets to generate additional liquidity. These divestments and other transactions have had a significant impact on our results of operations, serving as a salient factor driving variations between periods. A summary of our significant asset sales is set forth in “Item 4.A. Information About the Company—History and Development of the Company—Recent Divestments and Acquisitions.” It is possible that we may have to sell additional assets in the future to improve our liquidity position.

In addition, as discussed below under “—Principal Components of Our Statement of Profit or Loss—Discontinued Operations,” during the periods included in this annual report, we classified certain of our operations as discontinued operations. Our results for the years ended December 31, 2018, 2017 and 2018 included in this annual report have been restated to reflect the reclassification of the relevant operations as discontinued operations.

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

Our landfills generate revenue from disposal and tipping fees. Revenue from our landfill operations consist of fees which are generally based on the type and weight of waste being disposed. While, as a result of the competitive bidding process, our landfill contracts with our municipal customers typically stipulate a fixed amount per ton of waste disposed, the amount invoiced to municipal customers on a monthly basis varies based on actual volume of waste disposed. Due to our high rate of internalization pursuant to which we currently dispose of approximately 55% of the total waste collected for municipal clients in our own landfills, there is a significant degree of overlap between our customers in the Collection & Cleaning Services segment and Landfills segment. Collections and disposal services are generally provided pursuant to separate agreements with different pricing models.

Revenue from our Oil & Gas operations was derived from the fees we receive for site cleanup of oil and gas projects and, specifically, remediation of areas contaminated by hydrocarbons. Our main customer in this segment was Petrobras with whom we no longer have active contracts.

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

Until December 31, 2017, we used to recognize revenue to the extent economic benefits are likely to be generated and when such amount can be reliably measured and, accordingly, revenue recognition did not necessarily correspond to cash flow. Revenue was measured at fair value of payments received or receivable and were recorded in our statement of profit and loss net of certain sales taxes and other discounts.

On January 1, 2018, IFRS 15 – Revenue from Contracts with Customers came into effect, which establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognized at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring good or services to a customer. The five steps are as follows: (i) identification of the contract with the client; (ii) identification of performance obligations; (iii) determination of transaction price; (iv) allocation of transaction price; and (v) income recognition upon satisfaction of performance obligation. Considering the above-mentioned aspects, revenues shall be recorded at the amount that reflects the Company’s expectation of receiving in consideration of the products and financial services offered to customers.

Revenue from services

•

Collection & Cleaning Services: Revenue from Collection & Cleaning Services is recognized when the service is provided. The Company measures the provided service by the transaction price the Company expected to be entitled to.

•

Landfills: Waste that cannot be reused is sent for the most appropriate final disposal, in sanitary landfills. The Company operates 12 landfills across Brazil, serving public and private entities. Revenue is recognized when the disposals are received in the Company’s landfills. The Company measures the waste disposed in the landfills by the transaction price the Company expected to be entitled to.

•

Value Recovery: Value Recovery services are related to a series of solutions that ensure the maximum use of the waste, with its reuse or search for new technology to recycle the materials. Revenue is recognized when the service is provided. The Company measures the provided service by the transaction price the Company expected to be entitled to.

•

O&G: Revenue from services contracts provided to the Oil & Gas industry is recognized when the service is provided. The Company measures the provided service by the transaction price the Company expected to be entitled to.

Revenue from the sale of products

Revenue from the sale of products refers to the sale of scrap, fuel gas, carbon credits and electric power. For the sale of products, revenue is recognized when the performance obligations is satisfied at the time the control of the product sold is transferred to the customer, usually at the time of receipt and acceptance.

The gross income is less rebates and discounts and eliminations of income between related parties and adjustment to present value. For further information, see “Adoption of New IFRS Accounting Standards” below.

Summary of Our Trade Accounts Receivable Policy

Accounts Receivable Policy for C&I Customers

Our trade accounts receivable collection policy with respect to our C&I customers is as follows:

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

Our contracts with our C&I customers typically provide for payment within 30 days from the date of the invoice, although invoicing arrangements can vary on a case-by-case basis based on the profile of the municipality. Our experience is that our C&I customers typically pay for current invoices between 30 to 45 days from the date of the invoice, but significant variation exists across the spectrum of our customers. As of December 31, 2018, accounts receivable from C&I customers represented approximately 14.0% of our total accounts receivable balance (14.2% as of December 31, 2017).

Accounts Receivable Policy for Public Entity Customers

Our trade accounts receivable collection policy with respect to our municipal and other public entity customers is as follows:

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

Our contracts with our public sector customers typically provide for payment within 30 days from the date of the invoice, although invoicing arrangements can vary on a case-by-case basis based on the profile of the municipality. Our experience is that our customers typically pay for current invoices between 30 to 45 days from the date of the invoice, but significant variation exists across the spectrum of our customers. As of December 31, 2018, accounts receivable from public sector customers represented approximately 87.0% of our total accounts receivable balance (85.8% as of December 31, 2017).

Significantly late payments by public entity customers, such as municipalities, are a frequent occurrence in the Brazilian waste management industry. Pursuant to Brazilian Law No. 8,987/95 and Law No. 8,666/93, public services may be suspended in the event the payment for past services is past due for more than 90 days, unless the suspension could result in severe disturbances of the public order. In addition, under the Brazilian Constitution, as well as Law No. 11,101/05, municipalities are unable to declare bankruptcy and forfeit on their obligations. As a result of this, we do not typically write off accounts receivable from our public entity clients, as there is an expectation that accounts will eventually be settled following renegotiation and, if necessary, court intervention, even if such payment may be delayed for years. In addition, in extreme circumstances, the Brazilian Constitution allows the intervention of the state to settle unpaid obligations at the municipal level.

In addition, Brazilian Complimentary Law No. 101/00 and Law No. 4,320/64, which regulate public budgets, permit a governmental entity to transfer unpaid amounts in any given year to the subsequent year’s budget. Such practice underlies our policy of not writing off municipal accounts, as any overdue amounts will be presumably budgeted for the subsequent period until settled. In addition, as an additional form of protection, creditors owed amounts by governmental entities can claim such unpaid amounts through legal actions by obtaining a government-backed credit document called a “precatório” through which the petitioning creditor can guarantee that the claimed amounts will be included in the relevant governmental entity’s budget until these amounts are settled. Governmental entities must consider in their annual budgets the payment of claims for which an official precatório has been issued, with actual payments typically made in the order that precatórios are received. Default of the obligation to pay a precatório may trigger the intervention of the state to pay on behalf of the municipality.

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

Our strategy of engaging public entity clients in an attempt to renegotiate the payment schedule of overdue balances has helped to incentivize payments on trade accounts receivable and allowed us to increase our rate of collections from delinquent customers. By permitting certain delinquent municipal customers to pay their full overdue principal amounts in installments, we believe we are able to recover such amounts while at the same time enabling our customers to continue meeting their obligations under current invoices. The renegotiation process for payment of accounts receivable that are overdue by 360 days or more is time-intensive and can take years to be concluded.Trade accounts receivable are recorded net of allowances for doubtful accounts. For more information on our policy relating to allowances for doubtful accounts, see “—A. Operating Results—How We Generate Revenue—Allowance for doubtful accounts” above.

Competitive Bidding Processes and Revenue Impact

Our contract with the municipality of São Paulo

We have been servicing the São Paulo contract through Soma since 2011. Our contract with the municipality of São Paulo for urban cleaning and street sweeping services represented approximately 25.5% of our revenues in 2018 (29.1% of our revenues in 2017). This contract expired in the end of 2017, and we are currently providing urban cleaning services to the city of São Paulo pursuant to a temporary contract. The temporary contract was first entered into on December 15, 2017 and expired in June 2018. On June 12, 2018, we further extended the temporary contract until the end of 2018. In December 2018, we further extended the contract which is now set to expire in June 2019, subject to earlier termination by the municipality. However, the extended temporary contract introduced in June 2018 certain significant changes to the contractual arrangement. Most significantly, under the extended temporary contract, the city of São Paulo has been divided into six separate parcels for urban cleaning, whereas under the previous contract the city had been divided into two parcels only. We, through Soma, were awarded only two parcels under the extended temporary contract, which reflects a significant decrease of our service area, since we previously serviced one of the only two parcels. As a result these changes, monthly revenues under the extended temporary contract decreased approximately 40% starting in June 2018 and as a result our revenues from the contract with the municipality of São Paulo for urban cleaning and street sweeping services decreased to approximately 31.8% of our revenues in 2018.

After a series of delays, a new bid for the São Paulo contract was initiated in October 2018, in which the Company participated, and is expected to be finalized in June 2019. In connection with the bidding process, São Paulo has divided the urban cleaning contract into six separate parcels, in line with the extended temporary contracts entered into in June 2018. The Company was not the bidder with the lowest price for any of the six parcels and has been informed that its temporary emergency contract will terminate on June 1, 2019. Therefore, we expect to provide services under the terms of the temporary emergency contract until its expiration. The loss of the São Paulo cleaning contract will result in a significant reduction in our revenues, which will have an adverse impact on us.

Considering the significance of the São Paulo contract in terms of revenues, it can be expected that our revenues will materially decrease upon the termination of the contract. According to management estimates, and based on our original revenue expectations for 2019, the impact of losing the São Paulo contract on an annualized basis will result in an estimated decrease in revenues of 25.1%.

A relevant part of our operational structure is designed to serve the São Paulo contract and, upon its termination, we will likely be required to significantly reallocate resources, including the potential early termination of employees currently servicing this contract and/or closure of certain facilities and projects solely related to our current operations in São Paulo, all of which could have the effect of increasing costs in the short-term. Furthermore, given the medium and long term nature of the majority of our contracts, we will not have the flexibility to immediately offset a decrease in revenues by increasing prices. Given the staggered timing of attractive competitive bidding opportunities occurring only on an intermittent basis as existing contracts come due, we will likely face challenges to quickly replace the lost revenues with new collections business. Given the size of the city of São Paulo, being the largest city in Brazil in terms of population according to 2017 IBGE data, we would likely have to secure several smaller contracts to replace the revenues lost under the contract. The significant loss of revenues could, in turn, impact our ability to comply with the covenants under any of our indebtedness or make payments as they come due.

Our contract with the municipality of Curitiba

Cavo, which we acquired in 2011, has been servicing the Curitiba contract since 1995. Our contract with the municipality of Curitiba for collections, urban cleaning and street cleaning comprised approximately 12.0% of the Company’s revenues in 2018 (12.5% in 2017). In October 2018, we won the competitive bidding process for the Curitiba collections and cleaning contract. We signed a five-year contract on January 3, 2019 with a maximum value of R$844.8 million (a reduction in price of approximately 14.1% compared with the previous contract) and are currently providing the contractual services to Curitiba. In connection to the new contract, we are required to incur in expenses in order to comply with the terms of the new contract, which could further affect our short-term liquidity and therefore impact our ability to make payments as they become due.

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

Allowance for doubtful accounts

As described under “—Adoption of New IFRS Accounting Standards—IFRS 9 Financial Instruments” below, IFRS 9 impacted our policy for recording allowance for doubtful accounts pursuant to which we now apply a simplified approach and record lifetime expected losses on all of our accounts receivable from both private C&I and public sector customers. Prior to the application of IFRS 9, an allowance for doubtful accounts was recorded for trade accounts receivable for all customers that were overdue by more than 360 days from their original maturity dates.

In assessing lifetime expected losses for our accounts receivable, we conducted a historical study of the behavior of our portfolio, creating a risk matrix by age range, and we now record allowance for doubtful accounts based on risk category in this matrix. Other factors that are considered when recording an allowance for doubtful accounts include a risk analysis conducted on each client’s portfolio, guarantees obtained, settlement agreements entered into with clients and probabilities of collection.

Our contracts with our private C&I and public sector customers typically provide for payment within 30 days from the date of the invoice, although invoicing arrangements can vary on a case-by-case basis based on the profile of the customer or municipality. Our experience is that our customers typically pay for current invoices between 30 to 45 days from the date of the invoice, but significant variation exists across the spectrum of our customers. As of December 31, 2018, accounts receivable from public sector customers represented approximately 87.0% of our total accounts receivable balance (85.8% as of December 31, 2017).

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

The payment of accounts receivable that are overdue will be renegotiated and the renegotiation process often takes a significant period of time (at times years) to be concluded and, in the meantime, we record an allowance for doubtful accounts based on this historical study of the behavior of the portfolio.

The allowance for doubtful accounts is recorded in selling expenses, net of recoveries, and are fully reversed whenever a debt is fully paid or partially reversed if its payment is effectively renegotiated through an installment payment arrangement. Trade accounts receivable are recorded net of allowances for doubtful accounts.

In many cases, municipalities with whom we have overdue receivables enter into agreements with us, which we refers to as the “formal recognition of debts”, whereby we accept to renegotiate the timing of payment of their overdue debts, sometimes forfeiting penalties and part of the interest contractually due on late payments. When we have sufficient evidence that our customers are committing to their revised payment schedules (at least two months of timely payments), we reverse the corresponding previously recognized allowance for doubtful accounts while continuing to monitor the payment of this negotiation. These renegotiations rarely forfeit a principal amount of debt due and often include an inflation adjustment for the overdue amounts.

The balance of allowance for doubtful accounts increases as the historical payment behavior of clients worsens with a corresponding effect on risk classification in the matrix and such balance may decrease mainly for two reasons affecting the assessment of historical payment behavior: (i) payments are received on accounts that we recorded an allowance recorded, and (ii) upon the formal renegotiation of and the reaching of an agreement with the debtor relating to the amounts overdue.

Upon application of IFRS 9, we recorded a R$3.5 million decrease in the allowance for doubtful accounts on January 1, 2018.

Impairment of non-financial assets

We monitor the carrying value of our long-lived assets for potential impairment and test the recoverability of such assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and, at least, on a yearly basis. These events or changes in circumstances, including management decisions pertaining to such assets, are referred to as impairment indicators. Typical indicators that an asset may be impaired include (i) a significant adverse change in legal factors in the business climate, (ii) an adverse action or assessment by a regulator and (iii) a significant adverse change in the extent or manner in which a long-lived asset is being utilized or in its physical condition. Impairment loss exists when the book value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less cost to sell and value in use. We calculate fair value less costs to sell based on information available about the current market for similar assets, less additional costs to dispose of the asset. Meanwhile, we calculate value in use based on discounted cash flow model, which does not consider restructuring activities that we have not yet committed to or significant future investments that will improve the asset subject to testing. The recoverable amount is, therefore, sensitive to the discount rate used in the discounted cash flow method, as well as expected future cash receipts and growth rate used for projection purposes.

For the year ended on December 31, 2018, 2017 and 2016, we recorded impairment charges on goodwill and other intangibles and fixed assets of R$547.7 million, R$37.2 million and R$44.8, respectively.

During 2018, the waste collection business of Estre presented a rapid deterioration, mainly due to the market conditions including strong margin compression. Declining margins in this business made it unattractive for us to renew certain of our collection contracts. Since we do not expect a recovery of market conditions in the future, we have decided to exit gradually from this market segment and such strategy was reflected in the estimated future cash flow used for impairment testing, which resulted in impairment losses recognized in 2018. See note 12 to our audited financial statements included elsewhere in this annual report.

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

•	The estimated costs are recorded taking into account the present value of the obligation, discounted to an average long-term risk-free rate of 1%; and

•	Cost estimates are reviewed annually, with the consequent review of present value calculation, adjusting the amounts of assets and liabilities already accounted for.

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

Deferred tax assets

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be used. Such assessment requires significant professional judgment as to determine the deferred tax asset amount to be recognized based on probable term and future taxable profit levels, in addition to future tax planning strategies. We did not recognize any deferred tax assets of December 31, 2018.

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

We use the Black & Scholes model to calculate the fair value of the shares that are part of the stock option plan approved by our Board of Directors on September 15, 2015. We have made an initial assessment of the estimates on the amount of shares to be issued. The impact of the valuation was recognized as an expense, with the corresponding adjustment in equity.

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

Operating income/expenses

Other operating income and expenses consists of selling, general and administrative expenses, including salaries, legal and professional fees. Salary expenses include salaries and wages, health and welfare benefits and incentive compensation for corporate and field general management, field support functions, sales force, accounting and finance, legal, management information systems and clerical and administrative departments. Certain depreciation, amortization and depletion costs as well as leasing and equipment maintenance costs are allocated to general and administrative expenses to the extent related to corporate activities, such as the buildings and facilities serving administrative functions, computers and peripherals, furniture and fixtures as well as our commercial sales fleet. In addition, we allocate provisions for legal proceedings under general and administrative expenses insofar as our management determines, based on the advice of internal and external counsel, that the chance of loss is probable, and we also record expenses for the allowance for doubtful accounts under selling expenses (for additional information, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings and Investigations”). Other expenses include rent and office costs, fees for professional services provided by third parties, marketing, directors’ and officers’ insurance, entertainment and charitable contributions for social causes, primarily through Instituto Estre.

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

We also record the share of profit of an associate under operating income/expenses, consisting mainly of results from our investments in the following entities for the periods indicated:

Denomination	Main activity	Interest held	2018	2017	2016
Attend Ambiental Ltda.(1)	Treatment of liquid effluents	Direct	—	55%	55%
Metropolitana Serviços Ambientais Ltda.	Landfill	Direct	50%	50%	50%
Terrestre Ambiental Ltda.(1)	Landfill	Direct	—	40%	40%
CGR Catanduva—Centro Ger. Resíduos Ltda.(2)	Landfill	Indirect	—	50%	50%
Logística Ambiental de São Paulo S.A. (Loga)(1)	Cleaning and collection services	Direct and indirect	—	38%	38%
Unidade de Tratamento de Resíduos S.A.(3)	Landfill	Indirect	—	54%	54%

(1)

In connection with the Transaction, on December 21, 2017, we entered into three definitive agreements for the transfer of our equity interests in Loga, Attend and Terrestre to a vehicle controlled by the Company’s former shareholders for a nominal fee. These agreements were subject to customary conditions precedent, such as regulatory approvals and other third-party consents. As of December 28, 2018, all three transactions have been completed.

(2)	On December 14, 2018, we concluded the sale of our 50% interest in CGR Catanduva – Centro Ger. Resíduos Ltda. to our business partner – SHZ Participações Ltda.
(3)

In April 2017, Cavo Serviços e Saneamento S.A. acquired the remaining 46% of Unidade de Tratamento de Resíduos S.A. and started consolidating 100% of its results. On August 22, 2017, Unidade de Tratamento de Resíduos S.A. merged into Cavo Serviços e Saneamento S.A. and no longer independently exists.

Finance income and costs

Finance income is mainly comprised of interest income from inflation adjustments on recoverable tax credits and social contribution tax losses and withheld social security (Instituto Nacional do Seguro Nacional) (“INSS”), as well as interest income from the renegotiation with customers. In addition, we record finance income from invested funds and other investments.

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

Discontinued Operations

We classify assets held for sale as discontinued operations. The criteria for classification of items held for sale are considered as having been met only when a sales transaction is highly probable to occur and when such items are available for immediate sale in the present condition. Discontinued operations are excluded from profit or loss of continuing operations, and presented as a single amount in profit or loss after taxes under discontinued operations in the statement of profit or loss. In 2017, we classified as discontinued operations CGR Dona Juana ESP, in connection with the agency agreement for sale from January 9, 2016, which asset was eventually sold on November 20, 2018. In addition, in 2017, we also classified results from Attend Ambiental Ltda., Terrestre Ambiental Ltda. and Logística Ambiental de São Paulo (Loga) as discontinued operations in connection with the Transaction, in which we entered into three definitive agreements for the transfer of our equity interests in Loga, Attend and Terrestre to a vehicle controlled by the Company’s former shareholders for a nominal fee. Furthermore, in 2017, we also classified results from Leccaros Participações S.A. as discontinued operations in connection with the completion of our sale of that entity on April 23, 2018. As of December 31, 2017 and 2018, none of the entities referred to above were consolidated into our financial statements.

On December 06, 2018, the Company and our board of directors approved the plan to sell the Company’s energy business. Negotiations with certain investors already started and we currently expect to dispose of the operating facilities of our energy business within the one year.

Our energy business comprises our subsidiaries Guatapará and Estre Energia, which directly holds 99.99% ownership of Curitiba Energia SPE Ltda. (“Curitiba Energia”) and SPE Tremembé Energia Ltda. (“SPE Tremembe”), SPE Paulinia Energia Ltda. (“Paulinia”) and Piratininga Energia e Participações Ltda. (“Piratininga”), with Paulinia and Piratininga still in pre-operational stages. The remaining 0.01% of Curitiba SPE, SPE Tremembé, Paulínia and Piratininga are held directly by the Company. Enc Energy Brasil Participações S.A. (“Enc Energy”) which is a minority shareholder in our energy generation business (comprised of Estre Energia Renovável Participações S.A. (“Estre Energia”) and its subsidiaries and Guatapará Energia S.A. (“Guatapara”)), with 10% ownership.

As of December 31, 2018, the energy business was classified as a disposal group held for sale and as a discontinued operation. As such, the results of operations our energy business are no longer presented within our Value Recovery segment. Notes 1.5.1 and 10.2 of our financial statements included in this annual report includes financial information on the results of our energy business for the years ended December 31, 2018, 2017 and 2016. The results for our energy business for the year ended December 31, 2018 are included in our consolidated statement and profit and loss for the year ended December 31, 2018 under “profit after income and social contribution tax from discontinued operations”.

Our consolidated statement of profit and loss for the years ended December 31, 2017 and 2016 have been restated to reflect the reclassification of our energy business as discontinued operations.

Adoption of New IFRS Accounting Standards

The IASB, or other regulatory bodies, periodically introduce modifications to financial accounting and reporting standards under which the Registrant prepares its audited financial statements. Recently, a number of new accounting standards and amendments and interpretations to existing standards have become effective, including from January 1, 2018, IFRS 9—Financial Instruments (“IFRS 9”) and IFRS 15—Revenue from Contracts with Customers (“IFRS 15”) and, from January 1, 2019, IFRS 16—Leases (“IFRS 16”).

We have adopted these new accounting standards on the effective date required and, therefore, the audited financial statements included in this annual report as of and for the year ended December 31, 2018 reflect the application of IFRS 9 and IFRS 15 but do not yet reflect the application of IFRS 16. For more information on our analysis and evaluation on the impact of these new accounting standards, please see note 2.22 of our audited financial statements included elsewhere in this annual report.

IFRS 9 Financial Instruments

In July 2014, the IASB published IFRS 9, which established, among other matters, principles that apply to the classification, measurement and recognition of financial instruments, and covers requirements for the classification, measurement, impairment and de-recognition of financial assets and financial liabilities, together with the introduction of a new hedge accounting model. We adopted IFRS 9 on January 1, 2018 and did not restate comparative information. We did not register any significant effects on our statement of financial position or equity as result of the application of the classification and measurement requirements of IFRS 9.

Following the application of IFRS 9, we continue to measure at fair value all financial assets currently held at fair value. Trade accounts receivable and other non-current financial assets previously classified as loans and receivables are held to collect the contractual cash flows representing solely payments of principal and interest. These are now classified and measured as debt instruments at amortized cost.

The main impacts that we identified based on the application of IFRS 9 relate to impairment. IFRS 9 now requires us to record our expected credit losses on all our financial assets measured at amortized costs and at fair value through other comprehensive income based on 12 months or, depending on the circumstances, through the life of asset. Therefore, it is no longer necessary for the event resulting in a loss to occur in order to recognize it. In assessing the impact of this pronouncement on our accounts receivables, we performed an assessment to segregate our financial assets based on their risk characteristics and counterparts, mainly to separate accounts receivable from private customers and accounts receivable from public customers. In addition, in assessing lifetime expected losses for our accounts receivable, we conducted a historical study of the payment behavior of our portfolio, creating a risk matrix by age range, and we now record allowance for doubtful accounts based on risk category in this matrix. In applying such methodology, we took a simplified approach and recorded the expected credit losses for the life of the account receivables.

Based on our analysis, we recorded a positive impact of R$3.5 million, reflecting a decrease in the allowance for doubtful accounts, with the main factor being the new definition of the default term of the public sector.

For additional information, see note 2.22 of our financial statements included in this annual report.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014, and amended in April 2016. IFRS 15 establishes a five-step model to account for revenues arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to receive in exchange for the transfer of goods or services to a customer.

The Company adopted the modified retrospective transition method, on January 1, 2018.

In adopting IFRS 15, we were required to determine whether there is a significant financing component in our contracts. A significant financing component may exist if the promise of financing is expressly stated in the contract or implied in the terms of payment agreed to by the parties to the contract. In connection therewith, we present the following considerations in relation to the adoption of IFRS 15:

•

Variable consideration – significant financial component: In accordance with IFRS 15, we carried out an analysis related to the existence of a significant financial component for public sector clients, since the average term of effective receipt for this client portfolio is approximately six months. In so doing, we considered the average rate of 8.50% for the discount rate of 2018, which represents the discount rate usually applied by us to calculate present value of our non-current assets and liabilities. The impact of the adoption of IFRS 15 resulted in an immaterial reduction in equity of R$0.5 million as of January 1, 2018.

•

Contract liabilities—Advance received from customers: For some contracts entered into with customers, we receive advances before the service is rendered. These balances recorded in revenue, when the services are rendered, over an average period of four months. In accordance with IFRS 15, we analyzed whether there is a significant financing component in these contracts, and elected to use the practical expedient provided for in IFRS 15 paragraph 63 and did not adjust the amount promised for the effects of significant financing components in the contracts.

Reversal of revenue: Under IFRS 15, the amount of the consideration may vary due to discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties or other similar items. We estimated that the effects of discounts and rebates amounted to R$1.9 million at January 1, 2018, and made a corresponding adjustment in the equity statement.

The adoption of IFRS 15 resulted in an impact of R$2.6 million, net of deferred income tax and social contribution of 34%, which was recorded in shareholders’ equity as of January 1, 2018.

For additional information, see note 2.22 of our financial statements included elsewhere in this annual report.

New Accounting Standards Not Yet Adopted

IFRS 16 — Leases

On January 13, 2016, the IASB issued IFRS 16, and it replaces IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC-15, Operating Leases-Incentives and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17.

The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (for example, personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

We have adopted these new accounting standards on the effective date required, which was January 1, 2019 and, therefore, the audited financial statements included in this annual report do not yet reflect the application of IFRS 16. We adopted IFRS 16 using the retrospective modified transition method. On January 1, 2019, we recognized a right-of-use asset and a lease liability of R$38.2 million.

For additional information, see note 2.23 of our financial statements included elsewhere in this annual report.

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

Collection & Cleaning Services; Our main business segment in terms of revenues through which we collect, transport and temporarily store household waste for residential generators pursuant to short and medium term contracts with municipalities and, to a lesser extent, for C&I customers pursuant to separate contracts with each generator. In addition, a significant portion of our results from this segment involve public cleaning services, including, primarily, street sweeping and upkeep of public spaces to municipalities, including in the municipalities of São Paulo and Curitiba. This segment involves focused logistical planning in terms of routing based on the profiles and conditions of each municipality, with the objective of optimizing efficiency and minimizing risks and environmental impact in transporting waste to the final destination.

Landfill;. Our second largest segment in terms of revenues through which we own and manage treatment centers and landfills and offer use of such facilities to municipal customers, private collection companies and C&I customers for the disposal of their waste (sometimes collected by us as part of our Collection & Cleaning Services segment), including certain hazardous waste and medical waste, for which we receive tipping fees according the volume or weight of the waste to be disposal, which are typically paid on a monthly basis.

Oil & Gas; This segment provides soil treatment and restoration services primarily to one main customer, Petrobras.

Value Recovery; Through this segment, we provide a variety of solutions that seeks to maximize the use of waste through innovative recycling processes. Our main business through this segment is the production and sale of biogas from waste products as well as the production of alternative fuel with high caloric value to the cement industry by combining two or more industrial waste products (hazardous waste), aimed at producing a “blend” (homogeneous mixture), which can be used in industrial furnaces of the cement industry. Through this segment, we also dismantle and repurpose electronic products and engage in more traditional recycling activities serving the construction industry. As of December 31, 2018, the energy business was classified as a disposal group held for sale and as a discontinued operation. As such, the results of operations our energy business are no longer presented within our Value Recovery segment, and our results of operations. Our consolidated statement of profit and loss for the years ended December 31, 2017 and 2016 have been restated to reflect the reclassification of our energy business as discontinued operations.

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

Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated:

	For the year ended December 31,
	2018	2018	2017 (restated)(2)	2016 (restated)(2)
	(in millions of US$)(¹)	(in millions of R$)
Continuing operations
Revenue from services rendered	325.4	1,260.6	1,345.8	1,380.0
Cost of services	(252.7)	(979.2)	(942.2)	(1,003.7)

Gross profit	72.6	281.4	403.6	376.3
Operating income (expenses)
General and administrative expenses	(84.5)	(327.3)	(256.5)	(231.1)
Selling expenses, net	1.4	5.3	(6.7)	10.5
Share of (loss) profit of an associate	(0.9)	(3.3)	(1.0)	10.2
Other operating expenses, net	(148.8)	(576.5)	(31.1)	(80.6)

	(232.8)	(901.8)	(295.3)	(291.0)

Profit (loss) before finance income and expenses	(160.1)	(620.4)	108.3	85.3
Finance expenses	(65.0)	(251.7)	(532.2)	(397.1)
Finance income	30.6	116.3	108.3	51.7

Loss before income and social contribution taxes	(195.1)	(755.8)	(315.6)	(260.1)
Current income and social contribution taxes	(10.7)	(41.6)	(17.6)	(54.3)
Deferred income and social contribution taxes	19.7	76.5	371.1	(49.8)

Profit (loss) for the year from continuing operations	(186.1)	(720.9)	37.9	(364.2)
Discontinued operations
Profit after income and social contribution tax from discontinued operations	7.9	30.5	14.4	3.3
Profit (loss) for the year	(178.2)	(690.5)	52.3	(360.9)

(1)

Solely for the convenience of the reader, the amounts in reais for the year ended December 31, 2018 has been translated into U.S. dollars using the rate of R$3.8742 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of December 31, 2018, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rate Information.”

(2)

In 2018, our energy business, which is part of the Value Recovery segment, was classified as discontinued operations, and as a result of that classification, the statement of profit and loss for the years ended December 31, 2017, 2016, 2015 and 2014 have been restated for comparative purposes. See note 1.5.1 to our audited financial statements included elsewhere in this annual report.

Revenue From Services Rendered

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Revenue from services rendered decreased by R$85.2 million, or 6.3%, from R$1,345.8 million in 2017 to R$1,260.6 million in 2018. This decrease was primarily due to (i) a R$66.8 million or 7.2% decrease in revenues from our Collection & Cleaning Services business segment, primarily as a result of a decrease in the volume of services rendered to certain municipalities, and (ii) a R$19.5 million, or 30.6%, decrease in revenues from our environmental services and value recovery revenues. This decrease was partially offset by an increase of R$12.6 million or 12.8% in our C&I collections business revenues, as described below.

The table set forth below presents a breakdown of our revenue from services rendered by business segment for the periods indicated:

	For The Year Ended December 31,
	2018	2017 (restated)
	(in millions of R$)
Collection & Cleaning Services	862.0	928.8
Landfills	456.6	455.4
Oil & Gas	12.8	25.9
Value Recovery(1)	31.3	37.7
Subtotal	1,362.7	1,447.8

Corporate	—	—

Elimination and adjustments	(102.1)	(102.0)

Total revenue from services rendered	1,260.6	1,345.8

(1)

In 2018, our energy business, which is part of the Value Recovery segment, was classified as discontinued operations, and as a result of that classification, the statement of profit and loss for the years ended December 31, 2017, 2016, 2015 and 2014 have been restated for comparative purposes. See note 1.5.1 to our audited financial statements included elsewhere in this annual report.

Collection & Cleaning Services. Revenue from services rendered derived from our Collection & Cleaning Services segment decreased by R$66.8 million, or 7.2%, from R$928.8 million in 2017 to R$862.0 million in 2018. Of our total revenue from services rendered in our Collection & Cleaning Services segment (i) during 2018, R$751.2 million, or 87.1%, was attributable to our public collections business with municipal customers, while R$110.8 million, or 12.9%, was attributable to our C&I collections business, and (ii) during 2017, R$830.6 million, or 89.4%, was attributable to our public collections business with municipal customers, while R$98.2 million, or 10.6%, was attributable to our C&I collections business.

This decrease in revenue from services derived from our Collection & Cleaning Services segment was primarily due to (i) a R$54.6 million decrease as a result of the loss of business of Soma’s urban cleaning contract with the city of São Paulo following certain significant contractual changes in terms of scope and pricing terms introduced from June 2018, (ii) contracts not renewed in 2018, comprising (a) R$13.7 million as a result of the termination of the Aparecida de Goiania contract in April, 2018; (b) R$11.3 million as a result of the termination of the Aracaju contract in July 2018; (c) R$8.3 million as a result of the termination of the Maceio contract in November, 2018, and (d) R$4.3 million as a result of the termination of the São José dos Campos contract in February 2017. This decrease in revenues from our public Collection & Cleaning Services was partially offset by an increase of R$12.6 million in revenue from services in our C&I collection business performance as a result of new clients contracts. For additional information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—A significant portion of our revenue is derived from a small number of customers, and partial or full loss of revenues from any such customer may adversely affect our revenues and results of operations. In particular, the municipality of São Paulo is currently serviced based on a short-term temporary contract which will end on June 1, 2019. The loss of business from the São Paulo contract will have a material adverse impact on us— see “Our contract with the municipality of São Paulo.”

Landfills. Revenue from services rendered derived from our Landfills segment increased by R$1.2 million, or 0.2%, from R$455.4 million in 2017 to R$456.6 million in 2018 due to (i) R$7.4 million increase in revenues related to CGR Catanduva landfill which were consolidated for almost all of the year in 2018, as it was sold in December 2018, compared to approximately 6 months of consolidated revenues in 2017, and (ii) a one-time volume increase in class I waste treatment for the disposal of asbestos, which increased revenue from services rendered by R$4.6 million in 2018 and (iii) other smaller transactions in bio-remediation and medical waste treatment amounting R$3.2 million, in 2018. This increase was partially offset by (i) a volume reduction at Itapevi corresponding to a R$9.0 million reduction in revenue from services rendered, reflecting a strategic decision to slow down the volume received at this site to extend the remaining capacity until expansion projects are completed, and (ii) R$4.4 million revenues decrease in Tremembé landfill manly due to a decrease of volume of Renova customer, as a consequence of the loss of Renova’s contract with CBA.

Oil & Gas. Revenue from services rendered derived from our Oil & Gas segment decreased by R$13.1 million, or 50.5%, from R$25.9 million in 2017 to R$12.8 million in 2018, due to a corresponding decrease in the volume of services rendered to our main customer in this segment, as a result of our inability to participate in certain bid processes to renew contracts and the classification of the Company as a Compliance High Risk Supplier by Petrobras.

Value Recovery. Revenue from services rendered derived from our Value Recovery segment decreased by R$6.4 million, or 17.0%, from R$37.7 million in 2017 to R$31.3 million in 2018, primarily due to one-time volume in 2017 from Dow Chemicals and Rohm & Haas clients at Sorocaba co-processing operation with no corresponding revenue stream in 2018.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Revenue from services rendered decreased by R$34.2 million, or 2.5%, from R$1,380.0 million in 2016 to R$1,345.8 million in 2017. This decrease was primarily due to a R$37.0 million decrease in revenues from our Oil & Gas business segment corresponding to the decrease in the volume of services rendered to our main customer in this segment, partially offset by a R$6.8 million increase in revenues in our Collection & Cleaning Services segment mainly as a result of both inflation-driven price increases and increased momentum from our C&I business.

The table set forth below presents a breakdown of our revenue from services rendered by business segment for the periods indicated:

	For The Year Ended December 31,
	2017 (restated)	2016 (restated)
	(in millions of R$)
Collection & Cleaning Services	928.8	922.0
Landfills	455.4	449.8
Oil & Gas	25.9	62.9
Value Recovery(1)	37.7	29.2
Subtotal	1,447.8	1,463.9

Elimination and adjustments	(102.0)	(83.9)

Total revenue from services rendered	1,345.8	1,380.0

(1)

In 2018, our energy business, which is part of the Value Recovery segment, was classified as discontinued operations, and as a result of that classification, the statement of profit and loss for the years ended December 31, 2017, 2016, 2015 and 2014 have been restated for comparative purposes. See note 1.5.1 to our audited financial statements included elsewhere in this annual report.

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

This increase in revenue from services derived from our Collection & Cleaning Services segment was primarily due to (i) a R$24.0 million increase in revenues from our São Paulo urban cleaning contract through Soma due to the positive impact of inflation-linked contractually stipulated price adjustments together with the 100% consolidation of Soma’s results starting in October 2017 following the corporate reorganization of Soma as a special purpose vehicle, whereas as previously, we only consolidated 82.0% of Soma’s results reflecting our participation in the joint operation with Corpus and (ii) a R$19.0 million, increase in revenues from our C&I collection business reflecting new relevant customers in our clients base.

These effects were partially offset by (i) a R$23.1 million, decrease in revenues from São José dos Campos collection contract due to the termination of the contract in February 2017, and (ii) a R$7.5 million, decrease from Aracaju our collection contract due to the partial termination since May 2017.

Landfills. Revenue from services rendered derived from our Landfills segment increased by R$5.6 million, or 1.2%, from R$449.8 million in 2016 to R$455.4 million in 2017 primarily due to (i) a R$32.2 million increase in revenues due to an increase in the volume disposed coupled with contractually stipulated inflation-driven price increases, particularly in relation to our Tremembé, Piratininga and Curitiba landfills and (ii) a R$5.7 million increase due to the consolidation of the results of CGR Catanduva landfill since June 2017. These effects were partially offset by a R$30.6 million, decrease in revenues from our Maceió landfill mainly due to price adjustments in 2016 resulting from the application of inflation-linked price increases covering the period from 2010 to 2014 with no corresponding revenue in 2017.

Oil & Gas. Revenue from services rendered derived from our Oil & Gas segment decreased by R$37.0 million, or 58.8%, from R$62.9 million in 2016 to R$25.9 million in 2017, due to a corresponding decrease in the volume of services rendered to our main customer in this segment, Petrobras, reflecting in part the impact of the economic and political environment on Petrobras’ operations.

Value Recovery. Revenue from services rendered derived from our Value Recovery segment increased by R$8.5 million, or 29.1%, from R$29.2 million in 2016 to R$37.7 million in 2017, primarily due to (i) R$4.9 million of carbon credit sale and (ii) a R$3.3 million, increase in revenues from co-processing business mainly due to new customers.

Cost of Services

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Cost of services increased by R$36.9 million, or 3.9%, from R$942.3 million in 2017 to R$979.2 million in 2018, mainly due to the following reasons:

•

an increase of R$26.2 million in labor costs manly due to the termination or non-renewal of the Soma contract in São Paulo and our Aparecida de Goiania, Aracaju and Maceio contracts, as described below;

•	a R$10.0 million increase in fuel and maintenance costs manly due to increase in fuel price as an effect of the truckers strike in May 2018; and

•

a R$7.3 million increase in lecheate treatment costs, reflecting higher level of rain in the beginning of the year and Paulinia new cell effect (lecheate has been generated by both our closed site and the one which started its operation in February 2018). Leachate is a widely used term in the environmental sciences where it has the specific meaning of a liquid that has dissolved or entrained environmentally harmful substances that may then enter the environment. It is most commonly used in the context of land-filling of putrescible or industrial waste, and as it is commonly formed in landfills, in which case, the operator of the landfill has legal responsibility to collect and treat this substance.

The cost increase was partially offset by R$5.8 million decrease in depreciation, amortization and depletion costs due to a lower depreciation rate applied to our landfills, which is annually reviewed based on actual disposal volume and capacity.

The table set forth below presents a breakdown of our cost of services by business segment for the periods indicated:

	For The Year Ended December 31,
	2018	2017 (restated)
	(in millions of R$)
Collection & Cleaning Services	(731.4)	(673.0)
Landfills	(306.7)	(316.3)
Oil & Gas	(13.5)	(21.2)
Value Recovery(1)	(29.1)	(24.4)

Subtotal	(1,080.7)	(1,034.9)
Corporate	(2.3)	(9.3)
Elimination and adjustments	103.8	102.0

Total cost of services	(979.2)	(942.3)

(1)

In 2018, our energy business, which is part of the Value Recovery segment, was classified as discontinued operations, and as a result of that classification, the statement of profit and loss for the years ended December 31, 2017, 2016, 2015 and 2014 have been restated for comparative purposes. See note 1.5.1 to our audited financial statements included elsewhere in this annual report.

Collection & Cleaning Services. Cost of services from our Collection & Cleaning Services segment increased by R$58.4 million, or 8.7%, from R$673.0 million in 2017 to R$731.4 million in 2018, primarily due to (i) R$28.5 million, or 6.0%, increase in direct labor and employee benefits costs related to severance payments as a result of the termination or non-renewal of the Soma contract in São Paulo and our Aparecida de Goiania, Aracaju and Maceio contracts, (ii) R$10.6 million increase in operational costs which include maintenance, logistics and technical services, and (iii) R$5.7 million increase in fuel costs due to higher price after the truckers strike.

Landfills. Cost of services from our Landfills segment decreased by R$9.6 million, or 3.0%, from R$316.3 million in 2017 to R$306.7 million in 2018, primarily due to (i) R$9.5 million, or 15.1% decrease in depreciation, amortization and depletion costs due to a lower depreciation rate applied to our landfills, which is annually reviewed based on actual disposal volume and capacity, and (ii) R$3.5 million reduction on labor costs mainly at Paulinia and Curitiba landfills.

This decrease was partially offset by (i) R$7.1 million increase in leachate treatment and transportation caused by increased rainfall volume in the beginning of the year and (ii) R$2.4 million increase in fuel costs due to higher price after the truckers strike.

Oil & Gas. Cost of services from our Oil & Gas segment decreased by R$7.7 million, or 36.3%, from R$21.2 million in 2017 to R$13.5 million in 2018, driven by a decrease in the volume of services rendered to our main customer in this segment, Petrobras.

Value Recovery. Cost of services from our Value Recovery segment increased by R$4.7 million, or 19.2%, from R$24.4 million in 2017 to R$29.1 million in 2018, driven mainly by an increase in depreciation expenses.

Corporate. Cost of services at the corporate level decreased by R$7.0 million or 75,3%, from R$9.3 million in 2017 to R$2.3 million in 2018, due to a decrease in consulting and third party services’ fees.

Elimination and adjustments. To eliminate the effects of intercompany transactions among our business segments, we added back R$103.8 million and R$102.0 million from our total cost of services in 2018 and 2017, respectively, primarily transactions between our landfills and collection & cleaning services segments.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Cost of services decreased by R$61.4 million, or 6.1%, from R$1,003.7 million in 2016 to R$942.3 million in 2017, mainly due to the following reasons:

•

costs related to the lease of machinery and equipment decreased by R$29.5 million, primarily due to the substitution of certain equipment rental arrangements for lease-to-own arrangements in 2017, which are classified as capital expenditures;

•

costs related to depreciation, amortization and depletion decreased by R$24.0 million, reflecting mainly the lowering of the depreciation rate applied to our landfills, which is annually reviewed as function of disposal volume, together with the closing of one cell in our Paulínia landfill, with the consequent impact of costs direct in provision for landfill closing reversals;

•

costs related to waste treatment and disposal of leachate decreased by R$12.7 million, primarily due to (i) the commencement of our leachate treatment facilities in Curitiba in mid-2016, representing significant costs savings compared to third party leachate treatment providers and (ii) the closing of one cell in Paulínia landfill; and

•

costs related to materials used in the operations of landfills decreased by R$10.3 million, primarily reflecting the costs of implementing higher safety and quality standards in 2016 without any corresponding cost in 2017.

The above decreases were partially offset by a R$18.1 million, increase in costs related to equipment maintenance as a result of intensified maintenance activities during the year, particularly in relation to the repair of trucks and tractors.

The table set forth below presents a breakdown of our cost of services by business segment for the periods indicated:

	For The Year Ended December 31,
	2017 (restated)	2016 (restated)
	(in millions of R$)
Collection & Cleaning Services	(673.0)	(678.1)
Landfills	(316.3)	(337.3)
Oil & Gas	(21.2)	(41.6)
Value Recovery(1)	(24.4)	(22.0)

Subtotal	(1,034.9)	(1,079.0)
Corporate	(9.3)	(8.6)
Elimination and adjustments	102.0	83.9

Total cost of services	(942.3)	(1,003.7)

(1)

In 2018, our energy business, which is part of the Value Recovery segment, was classified as discontinued operations, and as a result of that classification, the statement of profit and loss for the years ended December 31, 2017, 2016, 2015 and 2014 have been restated for comparative purposes. See note 1.5.1 to our audited financial statements included elsewhere in this annual report.

Collection & Cleaning Services. Cost of services from our Collection & Cleaning Services segment decreased by R$5.1 million, or 0.7%, from R$678.1 million in 2016 to R$673.0 million in 2017, primarily due to (i) R$15.2 million decrease related to lower fleet depreciation and amortization, (ii) R$4.7 million decrease in payroll, charges and benefits costs related to collective bargain agreements with employees. These effects were partially offset by (i) R$11.4 million, increase in costs from equipment maintenance due to an increase in maintenance activities during the year, particularly in relation to the repair of trucks and tractors and (ii) R$3.0 million increase in transportation costs.

Landfills. Cost of services from our Landfills segment decreased by R$21.0 million, or 6.2%, from R$337.3 million in 2016 to R$316.3 million in 2017, primarily due to (i) R$16.4 million, decrease in leachate disposal costs primarily due to the commencement of our leachate treatment facilities in Curitiba in mid-2016, representing significant costs savings compared to third party leachate treatment providers, together with the closing of one cell in our Paulínia landfill and overall less rainfall during the period, (ii) R$9.4 million, decrease in depreciation, amortization and depletion reflecting mainly the lowering of the depreciation rate applied to our landfills, which is annually reviewed as function of disposal volume, together with the closing of one cell in our Paulínia landfill, (iii) R$7.9 million, decrease in the lease of machinery and equipment primarily due to the substitution of rental agreements for certain equipment for lease-to-own agreements in 2017, which are classified as capital expenditures, and (iv) R$6.0 million, decrease in fuel, lubricant and transportation costs due to the improvement in the efficiency of our operations and consequently, the reduction in amount of resources used. These effects were partially offset by (i) increase on waste treatment costs of R$6.1 million, (ii) increase in payroll, charges and benefits costs by R$5.8 million and (iii) higher equipment maintenance by R$5.5 million.

Oil & Gas. Cost of services from our Oil & Gas segment decreased by R$20.4 million, or 49.0%, from R$41.6 million in 2016 to R$21.2 million in 2017, driven by a decrease in the volume of services rendered to our main customer in this segment, Petrobras.

Value Recovery. Cost of services from our Value Recovery segment increased by R$2.4 million, or 10.9% from R$22.0 million in 2016 to R$24.4 million in 2017, driven mainly by the implementation of three more turbines in our Curitiba.

Corporate. Cost of services at the corporate level increased by R$0.7 million, or 8.1%, from R$8.6 million in 2016 to R$9.3 million in 2017, primarily reflecting an increase in expenses associated with technical consulting advisors.

Elimination and adjustments. To eliminate the effects of intercompany transactions among our business segments, we added back R$102.0 million and R$83.9 million from our total cost of services in 2017 and 2016, respectively, primarily transactions between our Landfills and Collection & Cleaning Services segments.

Operating Expenses

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Operating expenses increased by R$606.5 million, or 205.4%, from R$295.3 million in 2017 to R$901.8 million in 2018. The change was primarily impacted by the following:

•

Other operating expenses increased by R$545.4 million, mainly due to goodwill and fixed assets impairment charges for an amount of R$547.7 million in 2018. During 2018, we were negatively affected by the worsening of market conditions and in particular, our collection business was highly impacted, including margin compression. In the recent bid process for contracts for six parcels within São Paulo, the Company was not the bidder with the lowest price for any of the six parcels and was informed that its temporary emergency contract will terminate on June 1, 2019. In addition, as a result of decrease margins, we decided to discontinue certain collection contracts with low margins, principally through not seeking renewal. The foregoing factors led to recognition of the impairment charges referred to above.

•

General and administrative expenses increased by R$70.8 million, or 27.6%, from R$256.5 million in 2017 to R$327.3 million in 2018, mainly due a R$63.7 million increase in legal advisory services and advisory services which principally reflect costs incurred in connection with our Internal Evaluation Process and, to a lesser extent, costs incurred in connection with the Transaction and costs related to becoming a publicly traded company. In addition, our general and administrative expenses increased by R$15.1 million as a result of employee severance costs.

•

Selling expenses, net, decreased from a net expense of R$6.6 million in 2017 to a net gain of R$5.3 million in 2018, mainly due to the impact of the reversal of the allowance for doubtful accounts in 2018 as a result of an improvement in the collection of overdue receivables for which a related allowance was recorded.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Operating expenses increased by R$4.3 million, or 1.5%, from R$291.0 million in 2016 to R$295.3 million in 2017. The change was primarily impacted by the following:

•

General and administrative expenses increased by R$25.4 million, or 11.0%, from R$231.1 million in 2016 to R$256.5 million in 2017, mainly due to R$57.2 million increase in provisions for legal proceedings reflecting mainly provisions established in connection with our participation in Brazil’s Tax Regularization Program resulting from our settlement of disputes that we previously had not provisioned for based on management’s earlier assessment of mid low probability of loss and provisions in connection with the findings from our Internal Evaluation Process resulting from insufficient loss carry forwards, slightly offset by a decrease in our provisions for labor proceedings as a result of favorable settlements and our reassessment of the chance of loss in certain of our ongoing proceedings. This increase in provisioning was partially offset by (i) R$11.6 million, or 9.9%, decrease in payroll charges and benefits reflecting, among other factors, a decrease in expenses related to our restructuring incentive plan, (ii) R$10.2 million, or 26.0%, decrease in advisory and legal advisory services and (iii) R$4.5 million, or 14.3% decrease in depreciation and amortization fees.

•

Selling expenses varied from income of R$10.5 million in 2016 to an expense of R$6.6 million in 2017, mainly due to the R$10.7 million increase in the allowance for doubtful accounts from our Collection & Cleaning Services segment in 2017 coupled with the impact of a reversal in the allowance for doubtful accounts in 2016 resulting from an increase in collection of overdue receivables, with no corresponding positive impact in 2017.

•

Share of profit of an associate varied from income of R$10.2 million in 2016 to an expense of R$1.0 million in 2017 reflecting the reclassification of the companies that will be spun-off in connection with the Transaction as discontinued operations (Loga, Attend and Terrestre).

The above increases were further offset by a decrease in other operating (expenses) income, net of R$46.8 million, or 61.6%, from R$77.9 million in 2016 to R$31.1 million in 2017, mainly due to (i) the R$25.6 million decrease in other operating expenses, from R$25.8 million in 2016 to R$0.2 million in 2017, reflecting mainly income in 2017 from our receipt of insurance payments that we received from our insurance providers following operational disruptions at certain of our facilities, partially offset by provisions recorded in relation to findings from the Internal Evaluation Process, from R$8.7 million in 2016 to R$10.9 million in 2017 and (ii) the R$20.9 million negative impact in connection with our write-off of the call option to acquire CDR Pedreira in 2016 with no corresponding impact in 2017 (see “Item 4.A. Information on the Company—History and Development of the Company—Recent Divestments and Acquisitions—Sale of CDR Pedreira—Centro de Disposicâo de Resíduos”).

Finance Income and Expenses, Net

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

•

Financial expenses decreased by R$280.5 million, or 52.7%, from R$532.2 million in 2017 to R$251.7 million in 2018, mainly due to (i) a decrease in interest for late payment of taxes in the amount of R$161.9 million and (ii) a decrease in interest of loans/debentures expenses of R$90.7 million as a result of a decrease in the interest rate applied to our Debt Instruments upon the completion of the Transaction.

•

Financial income increased by R$8.0 million, or 7.4%, from R$108.3 million in 2017 to R$116.3 million in 2018, due to the reversal of interest for late payment of taxes of R$69.7 million related to PERT consolidation process, and an increase in interest income of R$22.7 million. Our financial income in 2018 was lower than 2017 as a result of the recognition a discount related to the Debt Instruments upon the completion of the Transaction in the amount of R$91.5 million that we recognized in 2017.

•	Our finance income and expenses are mainly allocated to our corporate segment and are not allocated to any of our other business segments.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Finance income and expenses, net, increased by R$78.4 million, or 22.7%, from R$345.5 million in 2016 to R$423.9 million in 2017. The change was primarily impacted by the following:

•

Finance expenses increased by R$135.1 million, or 34.0%, mainly due to a R$139.2 million increase in interest for late payment of taxes reflecting mainly the increase in interest expenses accrued on the balance of taxes settled by us under the Brazilian Tax Regularization Program (see ‘‘—Key Factors Affecting Our Results of Operations—Participation in Tax Regularization Plan’’ above), partially offset by a R$32.3 million, or 12.5%, decrease in interest of loans and debentures due to the renegotiation of the interest paid on our debentures in connection with the Debt Restructuring.

•

Finance income increased by R$56.6 million, or 109.5%, primarily reflecting a R$91.5 gain as a result of the discounts we obtained when renegotiating our debentures as part of the Debt Restructuring, partially offset by a R$20.0 million decrease in interest of taxes credit due to inflation adjustments related to income and social contribution tax and withheld INSS.

The significant majority of our finance income and costs is incurred at a corporate level on a company-wide basis and is not allocated to any of our business segments.

Loss Before Income and Social Contribution

As a result of the factors described above, our loss before income and social contribution (i) increased by R$440.2 million, or 139.5%, from R$315.6 million in 2017 to R$755.8 million in 2018 and (ii) increased by R$55.5 million, or 21.3%, from R$260.1 million in 2016 to R$315.6 million in 2017.

Income and Social Contribution Taxes

Under Brazilian income tax law, income taxes are paid by each entity on a stand-alone basis, as a result, changes in the consolidated effective tax rate are driven by changes in each of the entities’ effective tax rates.

In 2018, we recorded a gain of R$34.9 million in connection with income and social contribution taxes, reflecting a consolidated effective tax rate of 4.8% (gain), as compared to the nominal tax rate of 34.0%. These effects resulted mainly from a gain of R$103.9 million related to the reversal deferred tax liabilities associated to goodwill that was impaired in 2018 which was offset by unrecognized tax losses carryforwards for the year 2018 in the amount of R$90.6 million.

In 2017, we recorded a gain of R$353.5 million in connection with income and social contribution taxes, reflecting a consolidated effective tax rate of 112.0% (gain), as compared to the nominal tax rate of 34.0%. These effects resulted mainly from a gain of R$371.1 million reflecting the recognition of tax loss carryforwards (previously not recognized as a deferred tax asset) that were used in connection with our participation in the Brazilian Tax Regularization Program, which permits the settlement of tax debts with the Brazilian federal government using tax loss carryforwards (see ‘‘—Key Factors Affecting Our Results of Operations—Participation in Tax Regularization Plan’’ above).

In 2016, we recorded expenses of R$104.1 million in connection with income and social contribution taxes, reflecting a consolidated effective tax rate of 40.0% (expense), as compared to the nominal tax rate of 34.0%. In 2016, although we generated consolidated losses, a number of our subsidiaries generated taxable income resulting in the recognition of a current income tax expense of R$54.3 million. In addition, we recognized a deferred income tax loss of R$49.8 million because of the recognition of additional deferred income tax liabilities during the period. In 2016, we recorded consolidated losses before income tax and social contribution taxes of R$260.1 million, resulting in an income tax credit of R$88.4 million (using a statutory rate of 34%), however, we recognized a consolidated income tax expense (current and deferred) of R$104.1 million. The main reasons for the difference are as follows: (i) R$125.3 million of losses by subsidiary entities, for which a deferred income tax asset was not recognized on such losses as it is not expected that they will generate future taxable income, (ii) a expense of R$39.5 million in non-deductible permanent difference, (iii) a gain of R$10.9 million in amortization of taxable goodwill, (iv) a gain of R$19.9 million in deferred taxes on revenues from governmental entities, which are only taxable when paid, and (v) a expense of R$63.7 million in deferred tax assets not recognized in entities that are not expected to generate future taxable income.

Net Income/Loss for the Period From Continuing Operations

As a result of the factors described above, our profit (loss) for the period from continuing operations (i) varied by R$758.8 million, from a profit of R$37.9 million in 2017 to a loss of R$720.9 million in 2018 and (ii) varied by R$402.1 million, from a loss of R$364.2 million in 2016 to an income of R$37.9 million in 2017.

Net Income/Loss After Income and Social Contribution Tax From Discontinued Operations

We recorded a gain of R$30.5 million in 2018, compared to a gain of R$14.3 million in 2017, which represents a variance of R$16.1 million, reflecting mainly a gain from the sale of Dona Juana operations in 2018 by R$35.8 million, while in 2017, we recorded a gain of R$7.3 million in respect of transfer of our equity interests in Loga, Attend and Terrestre to Latte.

We recorded a gain after income and social contribution tax from discontinued operations of R$14.3 million in 2017 reflecting the results of operations of our Colombia-based landfill Doña Juana, which we lost control of in January 2016 and of Attend Ambiental, Terrestre and Loga that were transferred to Latte Saneamento e Participações S.A. and classified as discontinued operations.

We recorded a gain after income and social contribution tax from discontinued operations of R$3.3 million in 2016.

Net Income/Loss for the Period

As a result of the factors described above, our loss for the period: (i) varied by R$742.8 million, from an income of R$52.3 million in 2017 to a loss of R$690.5 million in 2018 and (ii) varied by R$413.2 million, from a loss of R$360.9 million in 2016 to an income of R$52.3 million in 2017.

B. Liquidity and Capital Resources

Sources and Uses

Our primary sources of cash have historically been cash flows from operations, bank borrowings and the proceeds from debt offerings. As of December 31, 2018, we had a deficiency in our working capital (calculated as total current assets minus total current liabilities) of R$1,289.8 million and a capital deficiency of R$1,149.2 million, and as of December 31, 2017, we had a working capital of R$293.4 million and a capital deficiency of R$455.9 million. For further information, see Note 3 to our audited consolidated financial statements included elsewhere in this annual report.

As a result of liquidity constraints emanating in part from material contract losses and reductions in our Collection & Cleaning Services business segment, we have not been able to comply with the financial covenants included in our Debt Instruments for and as of the year ended on December 31, 2018, and we are currently in breach of such covenants. In addition, we have not yet made any payments to Angra due to our liquidity constraints and, accordingly, Angra can exercise remedies against us. Furthermore, management has identified several significant obligations arising during 2019 that require funding through liquidity, primarily relating to (i) the payments we are required to make for severance and other demobilization costs related to discontinued operations (for example, the contract with the municipality of São Paulo for cleaning services, which will terminate on June 1, 2019) and (ii) capital expenditures (e.g., new trucks and equipment) required in connection with contract renewals, such as the investment obligations arising under the contract with the municipality of Curitiba for cleaning services, which was renewed on January 3, 2019 for an additional five year period (see “Item 3. Key Information—D. Risk Factors—A significant portion of our revenue is derived from a small number of customers, and partial or full loss of revenues from any such customer may adversely affect our revenues and results of operations. In particular, the municipality of São Paulo is currently serviced based on a short-term temporary contract which will terminate on June 1, 2019. The loss of business from the São Paulo contract will have a material adverse impact on us—Our contract with the municipality of São Paulo.” and “Item 3. Key Information—D. Risk Factors—A significant portion of our revenue is derived from a small number of customers, and partial or full loss of revenues from any such customer may adversely affect our revenues and results of operations. In particular, the municipality of São Paulo is currently serviced based on a short-term temporary contract which will terminate on June 1, 2019. The loss of business from the São Paulo contract will have a material adverse impact on us—Our contract with the municipality of Curitiba.” above).

We do not anticipate that cash flows from operations will be sufficient to provide us with sufficient financial resources to cover our obligations or that financing will be available to us on reasonable terms, if at all and as a result of such circumstances, the Company has engaged an outside restructuring advisor as well as outside legal counsel to advise in connection with the debt restructuring process. The Company expects to conclude the debt restructuring process during 2019, but there can be no assurance that the debt restructuring process will be successful or that the Company will be able to generate sufficient liquidity in order to fully address the liquidity concerns.

Cash Flows

The following table sets forth for the periods indicated a summary of our cash flows:

	For The Year Ended December 31
	2018	2017	2016
	(in R$ millions)
Cash flow provided by operating activities	21.0	243.3	213.5
Net cash used in investing activities	(86.9)	(200.3)	(166.7)
Net cash provided by (used in) financing activities	1.7	10.6	(63.5)
(Decrease) increase in cash and cash equivalents	(64.2)	53.6	(16.7)

Cash Flows Provided by Operating Activities

We generated R$21.0 million of net cash from operating activities in 2018, compared with R$243.3 million in 2017, representing a R$222.3 million, or 91.4%, decrease. This decrease in operating cash flows was primarily due to a loss of R$690.5 million in 2018, compared to a profit of R$52.3 million in 2017. The variance from 2017 to 2018 primarily reflects the following impacts that occurred in 2018: (i) an increase in recognition of goodwill and fixed assets impairments of R$510.5 million, from R$37.2 million in 2017 to R$547.7 million in 2018, (ii) lower impact from current and deferred income taxes by R$294.6 million, from R$371.1 million in 2017 to R$76.5 million in 2018, (iii) lower accrual of monetary variation, financial charges and interest by R$264.0 million, from R$380.2 million in 2017 to R$116.2 million in 2018, (iv) other individually immaterial variations which considered as a whole produces a variation of R$20.6 million.

We generated R$243.3 million of net cash from operating activities in 2017, compared with R$213.5 million in 2016, representing a R$29.8 million net increase. This increase in operating cash flows was primarily due to a net profit of R$52.3 million in 2017 compared to net losses of R$360.9 million in 2016. This effects were partially offset by (i) a R$420.9 million net decrease from deferred income and social contribution taxes reflecting mainly our participation in the Brazilian Tax Regularization Program, which corresponded to a R$373.2 million positive impact on our statement of profit or loss in 2017 due to recognition of off-balance tax loss carryforwards, without any corresponding positive impact on our cash flow and (ii) a R$104.3 million net increase in trade accounts receivable mainly associated with an increase in overdue payments from certain public entity customers due to political and economic environment in Brazil, from R$192.1 million in 2016 to R$87.8 million in 2017.

Cash Flows Used in Investing Activities

We used R$86.9 million of cash in investing activities in 2018, compared with R$200.3 million used in 2017, representing a R$113.4 million decrease. This decrease in cash used in investing activities was primarily due to (i) R$50.1 million decrease in cash used for the acquisition of intangible assets principally attributable to the implementation of SAP operating systems in 2017, (ii) a R$22.9 million decrease in cash used in the acquisition of property, plant and equipment in 2018, and (iii) an increase in receivables from the sale of certain of our assets in an amount of R$33.8 million.

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

Cash Flows Used in Financing Activities

We generated R$1.7 million in cash from financing activities in 2018, compared with R$10.6 million of cash generated in 2017, representing a R$8.9 million net decrease. This decrease was due primarily to a R$387.3 million received as capital contribution in connection with the Transaction in 2017. This was offset by a R$81.0 million reduction in the repayment of loans and financing and debentures and a R$281.9 million reduction in the payment of interest and financial charges in 2018, as a result of the changes made by the Debt Restructuring which provided for certain grace periods for the payment of interest and principal.

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

Borrowings

As of December 31, 2018, our total financial indebtedness, consisting primarily of our Debt Instruments and, to a lesser extent, other working capital and BNDES loans and financings and finance leases, was R$1,594.7 million, as compared to R$1,454.5 million and R$1,692.3 million as of December 31, 2017 and 2016, respectively. As of December 31, 2018, 97.6% of our total indebtedness was linked to floating rates compared to 98.7% and 99.1% as of December 31, 2017 and 2016, respectively.

In connection with the Transaction, on December 26, 2017, we repaid US$110.6 million under our existing debentures and related debt acknowledgment instrument to the Creditors. In addition, the debenture holders granted us a reduction corresponding to 25% of the prepaid amount. We then amended and restated the terms of our existing debentures and related debt acknowledgment instrument. For additional information, see “—A. Operating Results—Key Factors Affecting Our Results of Operations—Restructuring Plan” above and “—Debt Restructuring and Refinanced Debt” below.

Debentures

As of December 31, 2018, the substantial majority of our indebtedness consisted of amounts due under two separate issuances of debentures in 2011 and 2012, respectively, which have been restructured in connection with the Transaction. For additional information, see “—A. Operating Results—Key Factors Affecting Our Results of Operations—Restructuring Plan” above and “—Debt Restructuring and Refinanced Debt” below.

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

The table below shows the outstanding balance under our debentures and the associated borrowing costs as of the periods indicated:

	As of December 31,
	2018	2017	2016
	(in millions of R$)
First Issuance of Debentures(1)	261.2	419.2	906.7
Second Issuance of Debentures	705.2	649.7	761.3
Borrowing Costs	—	—	(2.4)

Total	966.4	1,069.0	1,665.6

Current	966.4	—	1,665.6

Non-current	—	1,069.0	1,968.9

(1)

The reduction of our outstanding balance under our first issuance of debentures as of December 31, 2018 as compared to December 31, 2017 reflects mainly our execution of a Private Debt Acknowledgment Instrument (Instrumento Particular de Confissão de Dívida) in connection with the Transaction that progressively repeals and replaces the indenture governing our first issuance of debentures and has substantially the same terms and conditions as those debentures. Accordingly, amounts due under our first issuance of debentures will incrementally decrease over time, with a corresponding increase in amounts due under the Private Debt Acknowledgment Instrument (which we classify as a working capital loan). Therefore, such reduction does not represent a decrease of our total indebtedness but rather a reallocation of amounts due under different debt instruments.

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

The total amount outstanding under the Refinanced Debt as of December 31, 2018 was R$1,548.3 million (R$1,426.8 million as of December 31, 2017). The Refinanced Debt bears interest at a rate of CDI plus 2.0% per annum, with payments of principal to be repaid semi-annually in 11 installments after a three-year grace period (expiring in December 2020) and maturing eight years after the disbursement date of the Refinanced Debt (being December 20, 2025). Interest payments under the Refinanced Debt will be made semi-annually after a grace period on the cash payment of interest of two years (expiring in December 2019) and the interest accrued in the first 18 months from December 2017 will be capitalized and incorporated into the principal of the Refinanced Debt.

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

The Company’s consolidated net debt to EBITDA ratio as of December 31, 2018 was 7.9x, higher than the 4.0x required by the relevant covenant. In addition, the Company’s debt service coverage ratio as of December 31, 2018 was of negative 15.6x, lower than the 1.2x ratio required by the relevant covenant. The breach of financial covenants referred to above was a result of the Company’s lower than expected operating results for the year ended December 31, 2018. Competition for public collection contracts was extreme during the course of 2018, resulting in price discounts and significant margin compression, including material reductions in relation to our Sao Paulo urban cleaning contract. For additional information, see “Item 3. Key Information—D. Risk Factors—A significant portion of our revenue is derived from a small number of customers, and partial or full loss of revenues from any such customer may adversely affect our revenues and results of operations. In particular, the municipality of São Paulo is currently serviced based on a short-term temporary contract which will terminate on June 1, 2019. The loss of business from the São Paulo contract will have a material adverse impact on us—Our contract with the municipality of São Paulo.”

In addition, the terms of the Debt Instruments required that, by December 31, 2018 the Company completed registration of certain liens on certain real estate relating to operational landfills with the appropriate governmental agencies and to provide certain documents listed in the annexes to the debentures. The Company was unable to comply with such covenants by December 31, 2018.

Therefore, as a result of the breach of the consolidated net debt to EBITDA ratio and the debt service coverage ratio, the failure to register the relevant liens and to provide certain of the documents required to be provided, the Company is in default of its obligations under the Debt Instruments. These defaults entitle the banks that hold the Debt Instruments to accelerate the debt obligations and declare that all amounts owing under the Debt Instruments are immediately due and payable.

Loans and Financing Agreements

The table below shows the interest rates and the outstanding balances of our loans and financing agreements as of the dates indicated.

		As of December 31,
	Index and Interest Rate per year	2018	2017	2016
	(%)	(in millions of R$)
Working capital(1)	CDI + 2.0% p.a.	581.9	357.8	—
Working capital	CDI + 0.05% p.m.	2.9	2.5	—
Working capital	CDI + 8.7% p.a.	5.0	—	2.4
Working capital	CDI + 7.0% p.a.	—	—	—
BNDES FINAME(2)	TJLP + 1.0% to 12.9% p.a.	0.3	6.3	18.5
Leases(3)	1.92% p.m. to 13.6% p.m.	38.2	18.9	5.8

Total loans and financing		628.3	385.5	26.7
Current		601.5	14.1	16.7
Non-current		26.8	371.4	10.0

(1)

Corresponds to Private Debt Acknowledgment Instrument (Instrumento Particular de Confissão de Dívida) entered into by the Company and BTG Pactual in connection with the Debt Restructuring that progressively repeals and replaces the indenture governing our first issuance of debentures and has substantially the same terms and conditions as those debentures.

(2)	Lending program through the BNDES. FINAME loans are guaranteed by the leased item as well as separate other shareholder guarantees.
(3)	Financial leases are guaranteed by the leased item.

Working Capital Loans

Working capital loans represent a significant portion of our indebtedness due to our recent private debt acknowledgment instrument (related to debentures) executed with BTG Pactual in connection with the Debt Restructuring that progressively repeals and replaces the indenture governing our first issuance of debentures and had substantially the same terms and conditions as those debentures. (see “Borrowings” above). As of December 31, 2018, the total outstanding balance of our indebtedness classified as working capital loans was R$581.9 million.

Financing Agreements with BNDES

We historically were able to secure attractive financing for the acquisition of a significant portion of our fleet of heavy equipment and machinery, including our collection and transfer trucks, as well as for certain other investments in infrastructure such as the development of new landfills through loans from the FINAME program administered by BNDES on terms that were generally more favorable than those offered by commercial banks in Brazil.

As of December 31, 2018, we were party to 15 financing contracts funded by BNDES under its FINAME program. These contracts have an average term of 60 months and a standard grace period of six months for the payment of principal. Following the applicable grace period, payments are due monthly. The loans under our FINAME financings bear interest at rates indexed to TJLP, plus a spread ranging from 2.5 to 9.0 per annum. The assets purchased with proceeds of the financing secure our obligations under the contracts, which are also guaranteed by promissory notes or by our controlling shareholders. As of December 31, 2018, the total outstanding balance of our FINAME financings was R$0.3 million.

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

D.    Trend Information

The Brazilian waste management industry is highly fragmented, and there are several prominent players that engage in all aspects of the value chain, including collection, recycling, and landfill disposal. In terms of the collection of waste, no single player accounts for more than 11.0% of market share, and the top five largest players collectively accounted for 31.6% in 2017, of which we held a leading 10.4% market share. Comparatively, the top three largest U.S. solid waste management businesses have grown market share to approximately 40% of the total U.S. market, according to IBIS data. Competition in the waste management industry outside the top five large players is characterized by small regional and privately owned solid waste companies, which generally maintain collection operations with limited or no in-house transfer, recycling or landfill disposal capabilities. Estre also competes with municipalities that maintain waste collection or disposal operations, which may have financial advantages due to the availability of tax revenue and tax-exempt financing, but which do not provide waste management services outside the borders of their own municipality.

Brazil generated around 78.4 million tons of MSW in 2017, representing a CAGR of 1% since 2013, according to ABRELPE data, while population growth during the same period was 1.5% according to IBGE. The majority (74.7%) of this waste originated from two main regions in Brazil: the Southeast and Northeast. In 2017, approximately R$25.8 billion was spent by municipal departments in Brazil on urban cleaning and MSW collection and disposal, according to ABRELPE data. The industry, however, remains underpenetrated, in 2017 it is estimated that approximately 7.0 million tons of waste volume generated remained uncollected according, and approximately 41.0% of the 71.5 million tons of MSW collected was improperly disposed of.

Over the past decade, economic growth in Brazil has lifted millions out of poverty and into the middle class, stimulating solid waste generation on both an absolute and per capita basis with a 1.6% and 0.1% CAGR, respectively, from 2012 to 2016, despite a 0.9% CAGR decline in GDP over the same period. While Brazil has experienced negative GDP growth starting in 2014, prior to such stagnation and eventual recession, there was a strong correlation between growth in GDP and increases in waste generation and collection. For example, in 2010, when GDP growth was 7.5%, collection growth was 8.0% year-over-year compared to generation growth of 6.9% year-over-year. Even with negative GDP growth in 2015, MSW generation and collection grew on both absolute terms and on a per capita basis. In 2016, however, MSW generation and collection followed the negative GDP growth and decreased both on absolute terms and on a per capita basis. Between 2012 and 2016, waste collection in Brazil experienced a CAGR of 1.9%, driven by improved environmental regulations. The table set forth below illustrates the growth of waste generation and waste collection between 2013 and 2017:

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

To illustrate the untapped potential that the adoption of the PNRS has given private waste management companies, 41.0% of the 78.4 million tons of MSW collected in Brazil in 2016 (corresponding to 29.3 million tons of waste) had been improperly disposed of. The table below sets forth the waste collected in Brazil in 2017:

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

Another characteristic of the Brazilian waste management market is its regional disparity, with predictably higher amounts of waste collected in more heavily populated regions. More than half of the waste (52.9%) generated in Brazil is collected in the Southeast region, which includes large urban centers such as São Paulo, Rio de Janeiro and Belo Horizonte, while approximately 22.4% is collected in the less densely populated Northeast region. The graphic below illustrates the regional differences in waste collection in 2017:

Collection by Region in 2017

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

Landfills

Disposal of waste in landfills is the most widely-used method to dispose of waste in Brazil. Landfills involve sophisticated lining and collection systems to control leachate, avoid contamination of the ground water, as well as capture and burn biogas. There are three types of landfills in Brazil mainly differentiated by their treatment infrastructure and facilities and the environmental standards used:

•

Sanitary Landfills or Aterro Sanitários: Brazil’s highest possible landfill classification, awarded to landfills with the necessary infrastructure to meet environmental and public safety requirements. In 2017, 59% of MSW was disposed of in Sanitary Landfills.

•

Controlled Landfills or Aterro Controlado: This category applies to landfills that have some treatment infrastructure in place but are not fully compliant with applicable environmental and public safety requirements. In 2017, 23% of MSW was disposed of in Controlled Landfills.

•

Uncontrolled Landfills or Lixão: This category applies to the lowest disposal classification in Brazil and represents a location where waste is thrown with no established treatment infrastructure (e.g., no drainage). In 2017, 18% of MSW was disposed of in Uncontrolled Landfills.

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

Source: ABRELPE

There are significant opportunities in the waste disposal segment, notably in the less-densely populated Northern, Northeastern and Center-Western regions of Brazil. To accomplish the goal established by the Brazilian Ministry of the Environment, it is necessary to more than double the number of municipalities that dispose of MSW in landfills. Several large municipalities, most notably Rio de Janeiro, the second largest city in Brazil with a metropolitan population of over 12 million people, have yet to follow the national trend of granting private MSW collection concessions as has already been done in other cities such as São Paulo, Maceió and Salvador. According to ABRELPE, in 2017, approximately R$25.8 billion (equivalent to US$6.5 billion) was spent in Brazil on urban cleaning and MSW collection and disposal. The vast size of the urban cleaning, collection and disposal market, coupled with the low penetration rate of private services, illustrates the tremendous growth potential of this market segment.

Medical Waste

In recent years, there has been strong growth in Brazil in the medical waste collection segment, with additional room for positive growth in the future. In 2017, 81% of the country’s municipalities had implemented a medical waste treatment system. According to ABRELPE, 256.9 thousand tons of medical waste were properly collected and disposed of in Brazil in 2017, representing a 1.1% CAGR since 2012. Federal, state and municipal regulators continue to pass regulation to enforce proper collection, treatment and final destination of medical waste. The heavily populated Southeast region represented 70.3% of the medical waste collected in 2017 while the Northeast region represented an additional 14.4%. The North, South and Center-Western regions represented the remaining 15.2%. In 2017, medical waste treatment technologies in Brazil had an installed capacity of 1,007 tons per day.

E.    Off-Balance Sheet Arrangements

As of December 31, 2018, our principal off-balance sheet arrangements were as follows:

•

The Company is a full, unconditional guarantor under 16 bank surety bonds obtained by Estaleiro Rio Tietê Ltda. from Banco ABC Brasil S.A., in a total amount of approximately R$19.7 million, in connection with our commitment to construct 16 river barges. These guarantees expired on March 20, 2019 and were not renewed. No penalties are enforceable on the Company;

•

The Company is a full, unconditional guarantor under US$14.2 million indenture issued by Attend and purchased by CIFI. As of December 31, 2018, the total amount outstanding under this loan was R$39.6 million. This guarantee is set to expire on July 15, 2024;

•

The Company is an unconditional guarantor of up to 37.65% of the outstanding amount under a series of debentures issued by Loga. As of December 31, 2018, the total amount outstanding under these debentures was R$37.6 million. This guarantee is set to expire on May 15, 2020, and

•

The Company shall, in connection to the spin-off of Loga, agree to transfer to Latte any dividends received between the signing in December 2017 and the closing on December, 2018. To date, this amounts to a total R$7.5 million.

F.    Commitments and Contingencies (Tabular Disclosure of Contractual Obligations)

The table below presents the maturity schedule of our main contractual obligations as of December 31, 2018 and 2017.

	2018				2017
	Up to 12 months	1 to 2 years	2 to 5 years	Over 5 years	Up to 12 months	1 to 2 years	2 to 5 years	Over 5 years

Financial liabilities	(in millions of R$)
Loans and financing	601.5	11.0	16.1	0.6	14.1	1.7	100.8	268.8
Debentures	966.4	—	—	—	—	—	267.2	801.7
Trade accounts payable	173.3	—	—	—	128.1	—	—	—
Labor payable	98.5	—	—	—	108.2	—	—	—
Tax liabilities	151.7	202.4	109.9	50.0	167.0	178.6	26.7	190.6
Accounts payable for acquisition of investment	—	—	—	—	—	—	—	—
Put option on the Company’s shares	41.7	—	—	—	37.9	—	—	—
Accounts payable for land acquisition	5.4	4.8	—	—	9.0	10.4	—	—

Total	2,038.5	217.3	126.0	50.6	464.3	190.7	394.8	1,261.1

(1)	Consists of finance leases of machinery and equipment, which are collateralized by a security interest on the leased asset.
(2)	Consists of the payment of tax debt in installments regarding Brazilian Tax Regulation Program.
(3)	Consists of the operating lease of machinery and equipment.

G.    Safe Harbor

See “Introduction—Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Our board of directors is a decision-making body responsible for formulating and monitoring the implementation of the general guidelines and policies for our business, including our long-term strategies. Our board of directors is responsible, among other things, for appointing and supervising our executive officers and appointing our independent auditors.

Our board of directors is currently comprised of six directors. At least a majority of our directors qualify as independent directors under the rules promulgated by NASDAQ. During the course of 2018, four of our directors resigned, as noted below.

Our Memorandum and Articles provides for a board of directors that is divided into three classes, each of which serves for a staggered term of three years. At each annual meeting of shareholders, a class of directors is elected for a three-year term to succeed the same class whose term is then expiring. Our board of directors is currently divided into the following classes:

•	Class I: Gesner Oliveira, Fabio Pinheiro and Ricardo Pelucio;

•	Class II: Klaus Pohle; and

•	Class III: Sergio Pedreiro and Stephen Trevor.

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

The following directors are independent under applicable NASDAQ listing standards: Ricardo Pelúcio, Dr. Klaus Pohle, Stephen Trevor, Fábio Pinheiro and Gesner Oliveira.

Directors

The following table sets forth our directors. The corporate address for our directors is Avenida Brigadeiro Faria Lima, 4509, 8th floor, São Paulo, SP 04538-133, Brazil.

Name	Age	Position
Directors(1)
Gesner Oliveira(2)	62	Chairman of the Board of Directors
Sergio Pedreiro	54	Director
Ricardo Pelúcio	62	Director
Fábio Pinheiro	59	Director
Dr. Klaus Pohle	81	Director
Stephen Trevor	55	Director

(1)

During 2018, Robert Boucher, Jr., Richard Burke and John Morris, Jr. were members of our Board of Directors. Each of these Directors resigned from our Board of Directors effective as of December 31, 2018.

(2)

Gesner Oliveira was appointed as Chairman of our Board of Directors as of March 1, 2019. Mr. Oliveira replaced Mr. Andreas Y. Gruson, the former Chairman of our Board of Directors who was the Chairman of our Board of Directors during 2018 and resigned as of February 28, 2019.

The following is a summary of the professional experience, areas of expertise and main outside business interests of our current directors.

Gesner Oliveira

Mr. Oliveira is partner of GO Associados and Professor of Economics at Getúlio Vargas Foundation. Mr. Oliveira has been certified as an independent board member by the Brazilian Institute of Corporate Governance, has been a member of the Board of Usiminas, Econservation, CESP, Sabesp, Caixa Econômica Federal and Varia. He is currently a member of the Board of Directors of Braskem, Igua, ÉTCO, TIM, CIEE and Febraban. His previous positions include being the CEO of Sabesp – Companhia de Saneamento Básico do Estado de São Paulo (2007-2010), one of the largest water and sewage utilities companies in the world; President of CADE, Brazil’s antitrust authority (1996-2000); Deputy Secretary for Economic Policy (1993-1995), Secretary for Economic Monitoring (1995), both at the Ministry of Finance. He holds a PhD in Economics from the University of California, Berkeley, and is a Professor of Economics at Fundação Getúlio Vargas (São Paulo). He has published several books and articles in national and international journals.

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

Fábio Pinheiro

Mr. Fábio Pinheiro has 18 years of investment banking experience as a partner and managing director at Banco Pactual and Banco UBS Pactual, responsible for M&A and capital market transactions in several industries. In 2009, has founded and managed an entrepreneurial project in the frozen food industry, which was sold in 2017. Mr. Pinheiro is currently an independent board member at Lojas Renner S.A., Banco Pan S.A., Itsseg Seguros Inteligentes S.A. and Companhia Paulista de Securitização S.A. Fabio holds a bachelor’s degree in electrical engineering from the University of Brasilia (1982) and an MBA in finance from Indiana University (1992).

Dr. Klaus Pohle

Dr. Pohle was a professor of business administration at Berlin University of Technology, and has been a member of the board of directors and chairman of the audit committee at the following corporations: Sanofi SA Paris (2004 – 2016), Coty Inc., New York (2001 – 2011), DWS Investment GmbH, Frankfurt (1991 – 2009), Hypo Real Estate Holding AG. Munich (2004 – 2008). From 2003 to 2005 Dr. Pohle served as the chairman of the German Accounting Standards Board, prior to that Dr. Pohle was deputy executive officer and chief financial officer of Schering AG, in Berlin from 1981 to 2003. From 1966 to 1980, Dr. Pohle held several positions within the BASF Group. Dr. Pohle holds a Dr.jur. degree from the University of Frankfurt, a Dr.rer.oec from the Berlin University of Technology and an LLM from Harvard Law School. Dr. Pohle is a citizen of Germany.

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

Executive Officers

The following table sets forth our currently acting executive officers. The corporate address for our executive officers is 4509, Avenida Brigadeiro Faria Lima, 8th Floor, São Paulo, SP 04538-133, Brazil.

Name	Age	Position
Executive Officers
Sergio Pedreiro	54	Chief Executive Officer
Felipe Rodriguez(1)	37	Interim Chief Financial Officer
Alexandre Ferreira Bueno	43	Chief Operating Officer of the Landfill and C&I Business Unit
Thiago Fernandes	36	Chief Operating Officer of the Collection Business Unit
Julio Cesar de Sá Volotão	46	General Counsel and Head of Human Resources

(1)

On November 19, 2018, we announced that our Chief Financial Officer, Fabio D’Avila, had resigned to pursue other personal objectives. As of that date, the Company appointed Felipe Rodriguez, the Company’s then Controller, to act as the Interim Chief Financial Officer during the ongoing process to appoint a successor.

Sergio Pedreiro

Sérgio Pedreiro joined us in 2011 as a director and became our Chief Executive Officer in 2015. For additional information regarding Mr. Pedreiro, see “–Directors” above.

Felipe Rodriguez

Felipe Rodriguez is our Interim Chief Financial Officer. He holds a degree in accounting from the Universidade Federal do Rio de Janeiro. Mr. Rodriguez has previous been a director at Ernst & Young, Brookfield Incorporações and Nextel.

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

As of December 31, 2018, there was not any variable or equity-based compensation paid to our Directors, and our current Directors did not receive any compensation in connection with their board membership in 2018.

Our annual budget for 2019 reflects aggregate compensation to our board of directors in the amount of R$2.4 million in 2019.

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

Our annual budget for 2019 reflects aggregate compensation to our key management personnel in the amount of R$7.5 million in 2019.

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

Employee Compensation Entity

On December 21, 2017, we issued 1,983,000 of our ordinary shares to our Employee Compensation Entity and certain of our employees and other service providers received ordinary shares, par value US$0.0001 per share, in the Employee Compensation Entity, or SPV Shares. The SPV Shares are generally subject to vesting and other conditions imposed by their award agreements and the governing documents of the Employee Compensation Entity. The SPV Shares entitle the participant to receive the economic benefit of a ratable portion of our ordinary shares held by the Employee Compensation Entity. Pursuant to the governing documents of the Employee Compensation Entity, 2,000,000 SPV Shares are authorized for issuance, and as of the date of this annual report, 1,983,000 SPV Shares were issued and outstanding.

C.    Board Practices

The Board of Directors

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

In the aftermath of the events of March 1, 2018, we conducted an internal evaluation process at the direction of a newly constituted special committee of our board of directors comprised exclusively of independent members for the specific purpose of evaluating our supply relationships and related matters across our organization, including at Soma and our joint ventures. After the conclusion of such internal evaluation process, such special committee of our board of directors was disbanded.

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

The members of our audit committee are as follows: Klaus Pohle, Fabio Pinheiro and Gesner Oliveira.

Dr. Klaus Pohle satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

Each member of the audit committee is independent to the extent required under the applicable rules and regulations of the SEC and NASDAQ. Our audit committee oversees the accounting and financial reporting processes and the audits of financial statements.

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

The members of our compensation committee are as follows: Stephen Trevor, Ricardo Pelucio and Fabio Pinheiro.

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

The members of our nominating and corporate governance committee are as follows: Ricardo Pelúcio, Stephen Trevor and Klaus Pohle.

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

D.    Employees

The table below shows the number of administrative and operational employees for the dates indicated:

	As of December 31,
	2018	2017	2016
Administrative	573	1,341	762
Operational	9,692	11,973	12,653

Total	10,265	13,314	13,415

The table below shows the number of employees for each region of Brazil as of the dates indicated:

	As of December 31,
	2018	2017	2016
North	141	83	36
Northeast	490	2,145	2,426
Midwest	12	207	218
Southeast	7,000	8,391	8,394
South	2,622	2,488	2,341

Total	10,265	13,314	13,415

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

Unions and Labor Relations

Our employees are represented by local labor unions in the cities and states in which we operate, namely: Femaco (Federação dos Trabalhadores em Serviços, Asseio e Conservação Ambiental, Urbana e Áreas Verdes no Estado de São Paulo) and Femaco’s state-based equivalent union, Siemaco (Sindicato dos Trabalhadores em Empresas de Prestação de Serviços de Asseio e Conservação e Limpeza Urbana), among others. We believe we have good working relationships with the main unions that represent our employees. We have entered into collective bargaining agreements with the relevant labor unions and annually renegotiate such agreements. We believe we are in material compliance with the terms of each collective bargaining agreement we have entered into. However, in the event of a disagreement, we seek legal means in order to defend our interest and position.

E.    Share Ownership

Information regarding share ownership by our directors and members our administrative, supervisory and management bodies as required by Item 6.E is set forth below in “Item 7.A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Introduction

As of the date of this annual report, the Registrant has 45,636,732 ordinary shares issued and outstanding, 5,550,000 Class B Shares issued and outstanding and 27,916,921 issued and outstanding warrants to purchase the Registrant’s ordinary shares.

The Registrant’s Major Shareholders

The following table sets forth the beneficial ownership of:

•	each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding share capital;

•	each of our current directors and executive officers; and

•	all of our current directors and executive officers as a group.

Beneficial ownership has been determined as of May 13, 2019. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares attributable to such person. Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

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

Shareholder	Amount and Percentage of Ordinary Shares		Amount and Percentage of Class B Shares
5% or Greater Shareholders
BTG Pactual G7 Holding S.A.(1)	20,062,197	44.0%	—	—
EnTrustPermal Partners Offshore LP(2)	14,188,600	28.7%	—	—
Highbridge Capital Management, LLC(3)	3,510,000	7.2%	—	—
RCH Ltd.(4)	3,073,186	6.3%	—	—
Cygnus Asset Holding Ltd.(5)	2,709,756	5.9%	—	—
Lyra Asset Holding Ltd.(6)	2,505,169	5.5%	—	—
Mary Lasry	*	*	1,730,648	31.2%
Stephen S. Trevor	*	*	814,862	14.7%
Randy Takian	*	*	547,346	9.9%
Trevor Family 2015 Grant I	*	*	476,875	8.6%
Sonia E. Gardner	*	*	432,662	7.8%
Directors and Executive Officers(7)
Gesner Oliveira	—	—	—	—
Sergio Pedreiro	—	—	—	—
Ricardo Pelúcio	—	—	—	—
Fabio Pinheiro	—	—	—	—
Dr. Klaus Pohle	—	—	—	—
Stephen S. Trevor	—	—	—	—
Felipe Rodriguez	—	—	—	—
Alexandre Ferreira Bueno	—	—	—	—
Thiago Fernandes	—	—	—	—
Júlio César de Sá Volotão	—	—	—	—
All directors and executive officers as a group (10 persons)	—	—	—	—
Others
Estre Ambiental Employee SPV, Inc.(8)	1,983,000	4.3%	—	—

(1)

BTG Pactual Principal Investments Fundo de Investimento em Participações Multiestratégia (“BTG Pactual FIP”) owns 9,097,026 of our ordinary shares. BTG Pactual FIP is managed by BTG Pactual Gestora de Recursos Ltda. (the “BTG Manager”). BTG Manager is a direct or indirect wholly-owned subsidiary of Banco BTG Pactual S.A. Fundo de Investimento em Participações Turquesa —Multiestratégia Investimento no Exterior (“FIP Turquesa”) owns 1,089,453 of our ordinary shares. FIP Turquesa is managed by BTG Manager. Fundo de Investimento Credito Privado LS Investimento no Exterior (“FIC Credito Privado”) owns 9,875,718 of our ordinary shares. FIC Credito Privado is managed by Banco BTG Pactual S.A. Banco BTG Pactual S.A. is directly controlled by BTG Pactual Holding S.A. (“Holding”), which in turn is directly controlled by G7. As a consequence, G7 is the indirect controller of Banco BTG Pactual S.A. Accordingly, the foregoing entities may be deemed to share voting and dispositive power over 20,062,197 of our ordinary shares. The principal business address of each of the foregoing entities except Holding is Praia de Botafogo, 501, 5th Floor, 22250-040, City and State of Rio de Janeiro, Brazil. The principal business address of Holding is Av. Brigadeiro Faria Lima, 3477, 14th Floor, Itaim Bibi, City and State of São Paulo, 04538-133, Brazil. The information set forth in this footnote is furnished in reliance upon the Schedule 13D/A filed with the SEC on June 15, 2018.

(2)

Represents (i) 10,440,000 of our ordinary shares and (ii) warrants to purchase 3,748,600 of our ordinary shares in each case held by Avenue Boulevard Co-Investment Vehicle LLC (“Avenue Boulevard Co-Investment”). The warrants are exercisable within 60 days of the date of this annual report subject to the terms of the warrants. Avenue Boulevard Co-Investment is a Cayman Islands limited liability company for which Avenue Capital Management II, L.P. acts as the administrative manager. Avenue Boulevard Co-Investment serves as an investment vehicle for certain advisory clients of EnTrustPermal Partners Offshore LP (“EPOLP”) and its affiliated advisory entities. EPOLP is a Delaware limited partnership with offices at 375 Park Avenue, New York, New York 10152 and may be deemed to have voting and dispositive power over our ordinary shares and warrants held by Avenue Boulevard Co-Investment. EPOLP and its affiliated advisory entities are members of the EnTrustPermal group of companies, which itself is ultimately owned 65% by Legg Mason Inc. and 35% by Gregg S. Hymowitz and entities controlled by him. The business address of Avenue Boulevard Co-Investment is 399 Park Avenue, 6th Floor, New York, NY 10022. The information set forth in this footnote is furnished in reliance upon the Schedule 13G filed with the SEC on January 10, 2018.

(3)

Represents (i) 210,000 of our ordinary shares and (ii) warrants to purchase 3,300,000 ordinary shares issuable upon exercise of warrants. The warrants are exercisable within 60 days of the date of this annual report subject to the terms of the warrants. Such securities are held by 992 MSF International Ltd, a Cayman Islands company (“1992”) and may be deemed to be beneficially owned by 1992 and Highbridge Capital Management, LLC, a limited liability company organized in the State of Delaware, United States. The business address of 1992 and Highbridge Capital Management, LLC is 40 West 57th Street, 32nd Floor, New York, NY 10019. The information set forth in this footnote is furnished in reliance upon the Schedule 13G/A filed with the SEC on February 14, 2019.

(4)

Represents 3,073,186 ordinary shares issuable upon exercise of warrants directly held by RCH Ltd. (“RCH”). The warrants are exercisable within 60 days of the date of this annual report subject to the terms of the warrants. RCH is a Cayman Islands exempted company, and Platinum Equity Capital Partners International III (Cayman), L.P., a Cayman Islands limited partnership (“PECPI III”) is a major shareholder of RCH. Platinum Equity Partners International III (Cayman), L.P., a Cayman Islands limited partnership (“PEPI III”), is the general partner of PECPI III and may be deemed to beneficially own the ordinary shares beneficially owned by PECPI III. Platinum Equity Investment Holdings III (Cayman), LLC, a Delaware limited liability company (“PEIH III (Cayman)”), is the general partner of PEPI III and may be deemed to beneficially own the ordinary shares beneficially owned by PEPI III. Platinum Equity Investment Holdings III, LLC, a Delaware limited liability company (“PEIH III LLC”), is the sole member of PEIH III (Cayman) and may be deemed to beneficially own the ordinary shares beneficially owned by PEIH III (Cayman). Platinum Equity Investment Holdings III Manager, LLC, a Delaware limited liability company (“PEIH III Manager”), is the sole manager of PEIH III LLC and may be deemed to beneficially own the ordinary shares beneficially owned by PEIH III LLC. Platinum Equity InvestCo, L.P., a Cayman Islands limited partnership (“PEI LP”), owns all of the economic interests in PEIH III LLC and may be deemed to beneficially own the ordinary shares beneficially owned by PEIH III LLC. Platinum Equity Investment Holdings IC (Cayman), LLC, a Delaware limited liability company (“PEIH IC (Cayman)”), is the general partner of PEI LP and may be deemed to beneficially own the ordinary shares beneficially owned by PEI LP. Platinum Equity Investment Holdings, LLC, a Delaware limited liability company (“PEIH LLC”), is the sole member of PEIH IC Cayman and may be deemed to beneficially own the ordinary shares beneficially owned by PEIH IC Cayman. Platinum InvestCo, LLC, a Delaware limited liability company (“PI LLC”), holds a controlling interest in PEI LP and may be deemed to beneficially own the ordinary shares beneficially owned by PEI LP. Platinum Equity, LLC, a Delaware limited liability company (“Platinum Equity”), is the sole member of each of PEIH III Manager and PEIH LLC and may be deemed to beneficially own the ordinary shares beneficially owned by each of PEIH III Manager and PEIH LLC. Platinum Equity, together with Tom Gores, holds a controlling interest in PI LLC and may be deemed to beneficially own the ordinary shares beneficially owned by PI LLC. Tom Gores, a United States citizen, is the Chairman and Chief Executive Officer of Platinum Equity and may be deemed to beneficially own the ordinary shares beneficially owned by Platinum Equity. The business address of the aforementioned beneficial owners is 360 N. Crescent Drive, South Building, Beverly Hills, CA 90210. The information set forth in this footnote is furnished in reliance upon the Schedule 13G/A filed with the SEC on February 14, 2019.

(5)	As of December 31, 2018, Cygnus Asset Holding Ltd. was beneficially owned by Wilson Quintella Filho.
(6)	As of December 31, 2018, Lyra Asset Holding Ltd. was beneficially owned by Gisele Mara de Moraes.
(7)	The principal business address of our directors and executive officers is Avenida Brigadeiro Faria Lima 4509, 8th Floor, Itaim Bibi, City and State of São Paulo, 04538-133, Brazil.
(8)

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

*	Less than 5% of the outstanding ordinary shares.

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

Other Information

To our knowledge, based on information provided to us by our transfer agent in the United States, as of April 15, 2019, we had 143 holders of record of our ordinary shares, of which 133 record holders holding 16,681,207 ordinary shares (or approximately 36.55% of our outstanding ordinary shares had registered addresses in the United States). The number of record holders is not representative of the number of beneficial holders of our ordinary shares, nor is it representative of where such beneficial holders reside, since 2.66% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

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

We present below a description of the agreements between us and our related parties:

Loans and financing

•

On June 27, 2011, we issued debentures in a principal outstanding amount of R$680.0 million exclusively to BTG Pactual, one of its controlling shareholders. On June 13, 2017, we, Estre Coleta Holding S.A. and BTG Pactual executed a Private Debt Acknowledgment Instrument (Instrumento Particular de Confissão de Dívida) that progressively repealed and replaced the indenture governing our first issuance of debentures, and had substantially the same terms and conditions as those debentures. At the closing of the Transaction, we completed our Debt Restructuring, pursuant to which we partially paid down the outstanding balance of these debentures and related debt acknowledgment instrument, then amended and restated the terms of these debentures. For additional information, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings—Debt Restructuring and Refinanced Debt.” As of December 31, 2018, we had R$843.1 million in outstanding indebtedness held by BTG Pactual, including R$261.2 million in debentures and R$581.9 million under the debt acknowledgment instrument classified as a working capital loan.

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

•

We irrevocably and unconditionally guarantee 37.65% of the outstanding amount of debentures issued by Loga on May 15, 2015, in the total amount of R$50.0 million. As of December 31, 2018, R$37.6 million remained outstanding under these debentures.

•

On September 27, 2017, Attend and CIFI (Corporación Interamericana para el Financiamiento de Infraestructura S.A.) executed an indenture pursuant to which Attend issued US$14.2 million in notes, all of which was purchased by CIFI and guaranteed by Estre. The notes are also secured by Estre’s total equity interest in Attend as well as 15 real estate properties owned by CTR Itaboraí. As of December 31, 2018, R$39.6 million remained outstanding under this indenture. With the issue of the indenture, the short-term loan agreement executed on September 30, 2016 in the amount of US$9.0 million, also unconditionally and irrevocably guaranteed by us and secured by collateral consisting of our total equity interest in Attend as well as 15 real estate properties owned by CTR Itaboraí, was set-off.

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

•

Cavo and CDR Pedreira has a services agreement for the disposal of waste collected by Cavo from two of Cavo’s C&I customers. The total aggregate contract value is R$292.7 thousand, with an expiration date of May 1, 2019.

•

Allpark Empreedimentos Participações e Serviços S.A., a company partially-owned by BTG Pactual, leases 50 parking spaces to us totaling R$11.0 thousand in monthly payments. This agreement has a term of one year, which expired on July 24, 2018 and was not renewed.

•

We entered into a contract, to receive services from UOL Diveo S.A., a company partially-owned by BTG Pactual, for a period of 36 months totaling R$29.9 thousand in monthly payments. This services contract was canceled on July 29, 2017, and we still owe a remaining balance of R$25.0 thousand under it.

•

Between 2016 and 2018, Cavo entered into three contracts with SANEPAR, a company partially-owned by an investment fund managed by Angra, pursuant to which Cavo provides collection and disposal services to SANEPAR. The aggregate contract value is R$5.7 million, and the agreements are set to expire between 2017 and 2020, but may be further renewed.

•

Loga and Gestão e Logística Ambiental S.A. (“GLA”), entered into a services agreement on July 31, 2017 for the transport by GLA of waste collected by Loga to one of Essencis’ landfills. The total aggregate value of this agreement is R$170.8 million and is set to expire on July 1, 2024.

In addition, we, including through Cavo, historically entered into several services agreement with Loga providing certain ordinary course and back office services for minimal fees. The majority of these contracts have expired, and we have not renewed considering the spin-off of Loga.

Divestments of Assets

In connection with the Transaction, on December 21, 2017, we entered into three definitive agreements for the transfer of our equity interests in Loga, Attend and Terrestre to Latte, a vehicle controlled by the Company’s former shareholders for a nominal fee. We also transferred accounts receivable from the spun-off companies to Latte in the amount of R$3.0 thousand. These agreements are subject to customary conditions precedent, such as regulatory approvals and other third-party consents. The transfer of Terrestre was completed on August 24, 2018, the transferr of Attend was completed on December 12, 2018 and the transfer of Loga was completed on December 28, 2018. As a result of these transactions, in the year ended December 31, 2017, we recorded a distribution to our shareholders in equity in the amount of R$103.2 million corresponding to the carrying amount of these investments and the accounts receivable. Additionally, we have an obligation to transfer an amount of R$7.5 million to Latte corresponding to dividends from Loga, which were also included in the definitive agreements and were received by us between the date of such agreements and the closings.

Share Put Option Agreement

On March 6, 2018, Angra confirmed the exercise of its put option to sell all of its shares to the Company, and we are required to pay the exercise price of approximately R$40.3 million by September 6, 2018. Angra was granted security over 4.38% of the share capital of the Company as security for the obligation of the Company to pay the put option exercise price pursuant to the terms of the Put Option Agreement. See “Item 10.C. Additional Information—Material Contracts—Share Put Option Agreement.”

We have not yet made any payments to Angra due to liquidity constraints, which constitutes a default under the Share Put Option Agreement entered into with Angra. The Company is in ongoing negotiations with Angra regarding the terms for the payment of amounts owed to them and there are no assurances that we will be successful in these negotiations, and Angra has reserved all other rights, remedies, actions and powers to which it may be entitled. As a result, Angra may seek certain remedies afforded to them under the Share Put Option Agreement and otherwise under Brazilian law, including the enforcement of their security interest of 4.38% of the share capital of the Estre Ambiental S.A. For these reasons, the Company believes that it may be required to also include this debt as part of the debt restructuring efforts. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—As of December 31, 2018 we recorded significant negative working capital and capital deficiency, we are currently in breach of certain financial covenants and contractual obligations, and our ability to avoid a judicial reorganization is dependent on our ability to successfully complete a debt restructuring and significantly improve our liquidity position.”

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

•

We rented the office space where our headquarters is located from Gisele Mara de Moraes, one of our shareholders, pursuant to a lease agreement dated December 1, 2011. The contract was terminated on January 14, 2019.

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

•

On December 20, 2017, we, Wilson Quintella Filho and Hulshof Participacoes Ltda. (“Hulshof”), a company controlled by Mr. Quintella, entered into an agreement pursuant to which Mr. Quintella would act as an independent contractor to us, and agreed not to present any competition to our commercial activities for a period of three years. Pursuant to this agreement, Mr. Quintella and Hulshof are entitled to cash payments in the aggregate amount of US$8.5 million payable in 24 monthly installments commencing 12 months from the closing of the Transaction. We have not yet made any payments pursuant to this agreement.

•

In August 2018, we and GO Associados, a consulting company controlled by Mr. Gesner Oliveira, entered into a service agreement pursuant to which GO Associados would assist us in preparing a study on the economic and compliance profile of key cities so we could optimize our business strategy. Pursuant to this agreement, GO Associados is entitled to a cash compensation of R$14.5 thousand, yet to be settled.

•

In September 2018, we and GO Associados, entered into a service agreement pursuant to which GO Associados would assist us in preparing an economic study on the services of waste collection in the city of São Paulo to further the discussions with the market on the best alternatives to the city. Pursuant to this agreement, GO Associados is entitled to a cash compensation of R$90 thousand, yet to be settled.

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

A.    Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 17. Financial Statements.”

Legal and Administrative Proceedings and Investigations

Overview

We are party to various judicial and administrative proceedings, including tax, labor, regulatory, environmental and civil proceedings. As of December 31, 2018 and December 31, 2017, our provisions for legal proceedings were R$70.3 million and R$147.8 million, respectively. Of the total provisions, R$36.3 million and R$25.0 million as of December 31, 2018 and December 31, 2017, respectively, related to ongoing civil and labor legal and administrative proceedings that based upon the advice of our external counsel, we estimate as having a probable likelihood of loss, and R$34.0 million and R$122.7 million as of December 31, 2018 and December 31, 2017, respectively, related to tax proceedings. The reason for the reduction in our tax provisions as of December 31, 2018 arises out of our adhesion to Tax Regularization Programs, as further detailed below, which was partially offset by additional tax provisioning resulting from the findings of the Internal Evaluation Process. For more information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Key Factors Affecting Our Results of Operations—Participation in Tax Regularization Plan.” In addition, judicial deposits totaled R$12.0 million and R$9.9 million as of December 31, 2018 and December 31, 2017, respectively.

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

As part of the Lava Jato investigation,in August 2014, we received a notice from the Brazilian Federal Prosecutor requesting information regarding our commercial relationship with Grupo Pragmática, a Brazilian management consulting firm used by us. Grupo Pragmática is owned by the brother-in-law of Paulo Roberto Costa and was implicated in the Lava Jato investigation. In November 2014, a Brazilian parliamentary committee, established by the Brazilian Congress in connection with Lava Jato-related investigations and operating independently of the Brazilian Federal Prosecutor, also requested information from us regarding our relationship with Grupo Pragmática. We provided the requested information and the parliamentary committee was disbanded in October 2015 without any additional requests addressed to, or action against, us.

Starting in 2015, BFRS initiated several inquiries related to payments to certain suppliers. We were not able to produce the required information to BFRS in all cases and with respect to all suppliers in question, which resulted in several tax infringement notices of a material amount. For a detailed description of our tax infringement notices, see “—Tax Proceedings” below.

We believe that the tax authorities are cooperating with other Brazilian authorities, including the Brazilian Federal Police and the Lava Jato investigators, and BFRS have shared their findings with such authorities. Accordingly, civil, regulatory and criminal proceedings and, potentially, sanctions, fines and other penalties could emanate from these tax matters. For further information regarding the risks relating to the circumstances described herein, see “Item 3.D. Key Information—Risk Factors— Risks Related to Compliance and Control.”

As evidence of this collaborative effort between the Brazilian tax authorities and other governmental agencies, on March 1, 2018, the Brazilian Federal Police executed search warrants at a number of companies in the cities of São Paulo, Santos, Paulínia, Belo Horizonte and Lamim, including the premises of Soma and our landfill in Paulinia as well as our corporate offices and the residence of Mr. Quintella, our founder and the former chairman of our board of directors. This action formed part of the so-called Operation Descarte effort of the Brazilian Federal Police working in conjunction with the Brazilian tax authorities within the ambit of the broader Lava Jato task force. The stated objective of Operation Descarte is to dismantle criminal money laundering scheme focused on payments made by companies operating in the Brazilian waste management industry via a network of presumed shell companies. In furtherance of this goal, the Brazilian federal police’s search and seizure procedures on March 1, 2018 were focused on collecting documentation and other materials related to certain specified suppliers. One of the Brazilian federal police officials onsite furnished to senior managers at the Company a copy of an official document that lists 17 suppliers of interest. As part of this action, the Brazilian federal police confiscated numerous hard copy and electronic files from our offices. As a matter of fact, on December 3, 2018, BFRS issued a new notice of infraction against us based on pieces of evidence collected by the federal police during Operação Descarte.

On January 31, 2019, the Brazilian federal police executed search warrants at various locations in the State of São Paulo, including at our corporate headquarters. We understand this action was part of investigations related to contracts previously entered into in the period between 2008 and 2014 between ourselves and some of our former subsidiaries and Transpetro, and has been launched as a result of a plea bargain agreement entered into by Mr. Sergio Machado, the former CEO of Transpetro. As part of this police operation, temporary arrest warrants were also executed leading to, among others, the arrest of the founder and former chairman of Estre and a former senior employee of the Company.

On February 1, 2019, Mr. Quintella appeared for a deposition before the Brazilian federal police and confessed both to making payments to Mr. Sergio Machado and to the involvement of Mr. Kanji in executing such payments. On March 1, 2019, the federal prosecutor’s office filed a criminal complaint against Mr. Quintella and other former senior employee of the Company, whereby the prosecutors presented an indicative amount of at least R$79.6 million to be claimed from the individuals in connection with the alleged wrongdoing. In the future, similar claims could be made on civil compensation grounds against the Company. The criminal proceedings are still ongoing and new facts could emerge.

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

Operation Descarte—Special Committee Internal Evaluation

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

In the aftermath of the events of March 1, 2018, we significantly broadened the scope of the internal evaluation process at the direction of a newly constituted special committee comprised of independent members of our board of directors for the specific purpose of evaluating our supply relationships and related matters across our organization, including at Soma and our joint ventures. This internal evaluation process was conducted by Brazilian and international external legal counsel working together with external forensic service providers.

The internal evaluation procedures involved the collection and review of relevant document and materials from past and present employees, interviews of persons of interest and a forensic analysis of financial transactions. As a result, we determined that there were payments made to certain suppliers, particularly through Soma, for which there was insufficient evidence that goods and services were provided. Considering these findings, we made several significant adjustments to our audited financial statements, including the restatement of our financial statements as of and for the years ended December 31, 2015 and 2016 as well as the establishment of additional tax provisions as of and for the year ended December 31, 2017 corresponding to the risk of probable tax loss emanating from our payments to these suppliers. For additional information, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Internal Evaluation Process and Previous Restatement of Financial Statements.”

Based on the findings of the internal evaluation process, we intend to make certain adjustments to our compliance infrastructure to strengthen the independence of our compliance function across our organization, including all our subsidiaries and joint ventures. For additional information regarding our intended remediation efforts, see “Item 15. Controls and Procedures.”

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

As a consequence of a plea-bargain signed by Mr. Sergio Machado, on January 31, 2019, the Federal Police in Curitiba launched the Operation Quinto Ano to investigate crimes of corruption and money laundering involving contracts with TRANSPETRO, Estre and it former subsidiaries. In this operation, Mr Wilson Quintella Filho was temporary arrested.

On February 1, 2019, Mr. Quintella appeared for a deposition before the Brazilian federal police and confessed both to making payments to Mr. Sergio Machado and to the involvement of Mr. Kanji in executing such payments. On March 1, 2019, the federal prosecutor’s office filed a criminal complaint against Mr. Quintella and other former senior employee of the Company, whereby the prosecutors presented an indicative amount of at least R$79.6 million to be claimed from the individuals in connection with the alleged wrongdoing. In the future, similar claims could be made on civil compensation grounds against the Company.

As of the date of this annual report we do not know whether ERT has been charged with any criminal misconduct or been informed that any such charges are contemplated.

Allegations and investigation involving Mr. Wilson Quintella Filho, our founder

Mr. Quintella is our founder and the former chairman of our board of directors. Mr. Quintella resigned from our board in connection with the Transaction, and his percentage ownership in our company decreased to 5.9%. For additional information, see “Item 10.C. Additional Information—Material Contracts—The Transaction.”

Mr. Paulo Roberto Costa, Petrobras’ former director of refining and supply, was targeted in the Lava Jato investigations and was convicted of money laundering and racketeering charges for his role in the Petrobras scandal. In September 2014, Mr. Costa named our company and Mr. Quintella in testimony provided as part of his plea bargain, which effectively reduced Mr. Costa’s sentence following his conviction. In his testimony, Mr. Costa alleged that Fernando Antônio Falcão Soares, a Brazilian lobbyist known as Fernando Baiano, introduced him to Mr. Quintella and, through Mr. Soares, Mr. Costa received payments of R$1.4 million in cash between 2011 and 2012. Mr. Costa indicated in his testimony that these payments were not in connection with any particular public bids and were merely an expression of gratitude. Mr. Quintella was also named in the plea bargain agreement of Mr. Sergio Machado in June 2016. The former CEO of Transpetro alleged that Mr. Quintella was involved in a bribery scheme involving Transpetro, while Mr. Machado was a senior executive at the Petrobras affiliate. Mr. Machado left Transpetro in 2014.

In December 2015, in connection with investigations involving ERT, the Brazilian Federal Police searched not only the offices of ERT, but also the home and business of Mr. Quintella. In connection with this search, the personal electronic devices of Mr. Quintella were seized by the Brazilian Federal Police. On March 1, 2018, Mr. Quintella’s home in São Paulo was again searched as part of Operation Descarte and Mr. Quintella was arrested.

On January 31, 2019, the Federal Police in Curitiba launched Operation Quinto Ano to investigate crimes of corruption and money laundering involving contracts between Transpetro and Estre and its former subsidiaries. In the course of this operation, Mr. Quintella was temporarily arrested.

On February 1, 2019, Mr. Quintella appeared for a deposition before the Brazilian federal police and confessed both to making payments to Mr. Sergio Machado and to the involvement of Mr. Kanji in executing such payments. On March 1, 2019, the federal prosecutor’s office filed a criminal complaint against Mr. Quintella and other former senior employee of the Company, whereby the prosecutors presented an indicative amount of at least R$79.6 million to be claimed from the individuals in connection with the alleged wrongdoing. In the future, similar claims could be made on civil compensation grounds against the Company.

On March 1, 2019, the federal prosecutor’s office filed a criminal complaint against Mr. Quintella and other former senior employees of the Company, whereby the prosecutors presented an indicative amount of at least R$79.6 million to be claimed from the individuals in connection with the alleged wrongdoing. In the future, similar claims could be made on civil compensation grounds against the Company.

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

As of the date of this annual report and to our best knowledge, neither we nor Pollydutos are the focus of any investigations relating to the above, and neither we nor Pollydutos have been charged with any misconduct or been informed that any such charges are contemplated.

In addition, as a result of our historical engagements in the oil and gas business in Brazil with Petrobras as a customer and client, our management decided to instruct the investigation consultant engaged in November 2016 to separately analyze our commercial relationship with Petrobras, in particular all bidding processes in which we or any of our affiliates were successful and as a result of which services to Petrobras or any of its affiliates were or are provided. This review of our dealings with Petrobras was concluded in January 2018 and the investigation consultant identified a number of suppliers that provided goods and services in connection with our Petrobras engagements. These suppliers were then included in the internal evaluation process described above and the respective supply relationships were evaluated across our organization, including at Soma and our joint ventures.

Tax Proceedings

Overview

As of December 31, 2018, we were involved in 10 tax proceedings involving an estimated aggregate amount of R$346.0 million. Based on the advice of our external Brazilian legal counsel, we did not establish any provisions in relation to these matters. For all of these proceedings the risk of loss was possible.

Our most significant tax proceedings relate to tax infringement notices from the BFRS alleging our failure to pay the full amount of federal taxes due for a specified period on the assumption that we understated our taxable income for such periods due to alleged impermissible deductions arising from payments made to certain suppliers.

In 2018, we were able to definitively settle the majority of our tax debts through the consolidation of the Special Tax Regularization Program (PERT) and Tax Regularization Program (PRT), according to which debts due through April 30, 2017 were eligible for settlement.

However, by the end of 2018, the Company and Cavo received additional tax infringement notices of material value, also related to alleged impermissible deductions made as a result of unsupported payments made to certain suppliers. These additional tax assessments are no longer eligible for participation under any of the Tax Amnesty Programs, as further described below. Based on the analysis of the tax infringement notices received, our external Brazilian legal counsel in connection with the Company’s legal department concluded that the likelihood of any materialization of a loss should be considered as possible, and as such, no provision for contingency in relation to these tax proceedings was recorded.

We expect receive additional tax infringement notices from 2014 to 2016 related to similar matters in small amounts.

Settlement Through Brazilian Tax Regularization Program (PRT)

In May 2017, we entered into the Brazilian Tax Regularization Program established by Brazilian Provisional Measure 766/2017. The program permitted us to settle our tax debts, including payments of principal, interest and penalties assessed in a total amount of R$529.7 million, consisting of the following:

•	Federal taxes past due in the total amount of R$160.6 million;

•	Disputed amounts subject to tax infringement notices from the BFRS in an amount of R$174.0 million, as further described below; and

•

Amounts already subject to repayment under other federal tax repayment programs, converted to participation under the Brazilian Tax Regularization PRT Program due to its more favorable terms, in the total amount of R$195.1 million.

In June 2018, we conducted the consolidation of PRT Program, on which we performed the following:

•	Inclusion of additional tax liabilities on the PRT by a total amount of R$113.7 million; and

•	Decrease of the tax loss carryforward used to settle the tax liability under the program from R$370.1 million to R$282.3 million.

Our remaining balance due under the PRT Program as of December 31, 2018 is payable as follows:

Year of maturity	Amount Due
(in R$ millions)
2019	46.5
2020	46.5
2021	46.5
2022 and following years	134.2

Total	273.7

Further Settlement Through Brazilian Special Tax Regularization Program (PERT Program)

In July 2017, we participated in an additional tax amnesty program – the Brazilian Special Tax Regularization Program (“PERT”) pursuant to which we were able to settle further tax debts in the total amount of R$245.6 million (including interest and penalties) related to tax amounts due in the months of December 2016 through April 2017, as follows:

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

In December 2018, we conducted the PERT consolidation process, in connection with which we performed the following actions:

•	reclassification of R$48.0 million to other tax liabilities, and reversal of R$5.9 million of taxes that were initially included in the PERT that were not eligible for inclusion in the PERT;

•	exclusion of R$9.8 million in tax liabilities from out of the PERT Program due to usage of income tax and social contribution tax credits to compensate such tax liabilities;

•	reversal of penalties fines and interests by R$16.8 million; and

•	usage of tax loss carryforward by R$80.0 million to settle the tax liability under the program.

Our remaining balance due under the PERT Program as of December 31, 2018 is payable as follows:

Year of maturity	Amount Due
(in R$ millions)
2019	0.6
2020	0.6
2021	0.6
2022 and following years	6.7

Total	8.5

Tax Infringement Notices

The Company and Cavo have received a tax infringement notice from the BFRS and have five relevant administrative proceedings related thereto, which are being discussed on the administrative level, as described below:

•

Tax infringement notice from BFRS, received by Cavo on December 10, 2017, aiming at the collection of amounts allegedly due to IRPJ, IRRF and CSLL, in the amount of R$90.6 million concerning transactions with a number of specified suppliers in relation to payments made in 2012 challenging the deductibility of payments made to these suppliers for which there is lack of sufficient evidence that good and services were actually provided.

•

Two tax infringement notice from BFRS, received by the Company, on December 22 and 27, 2017, aiming at the collection of amounts allegedly due to IRPJ, IRRF and CSLL, in the aggregate amount of R$121.8 million concerning transactions with a number of specified suppliers in relation to payments made between 2011 and 2015 challenging the deductibility of payments made to these suppliers for which there is lack of sufficient evidence that good and services were actually provided and also claiming payment of social security contributions on unsupported payments made to individual recipients. In November 2018, the amount was reduced to R$92.8 million as a result of a revision made by BRFS to the amounts collected.

•

Tax infringement notice from BFRS, received by Cavo on December 10, 2018, aiming at the collection of amounts allegedly due to IRPJ, IRRF and CSLL, in the amount of R$65.7 million concerning transactions with a number of specified suppliers in relation to payments made in 2013 challenging the deductibility of payments made to these suppliers for which there is lack of sufficient evidence that good and services were actually provided.

•

Tax infringement notice from BFRS, received by the Company on December 4, 2018, aiming at the collection of amounts allegedly due to IRPJ, IRRF and CSLL, in the amount of R$53.6 million concerning transactions with a number of specified suppliers in relation to payments made in 2013 challenging the deductibility of payments made to these suppliers for which there is lack of sufficient evidence that good and services were actually provided.

The Brazilian Tax Regularization Programs in which we participated to settle certain of our historical tax assessments may no longer be available to settle new tax infringement matters, including those infringement notices received by Cavo and the Company in December 2017 and December 2018. There is no guarantee that an additional tax amnesty programs will be offered by the Brazilian government on favorable terms, or at all, in the foreseeable future to settle these new or future tax assessments.

Based on advice of our external legal counsel, who assessed the risk of a potential loss as possible, we did not records provisions in the aggregate amount of R$309.3 million corresponding to IRPJ, CSLL and IRRF taxes levied by the BFRS in relation to these tax assessments received by the Company and Cavo.

We did, however, establish provisions in the amount of R$18.7 million in 2018 (R$122.7 million in 2017) corresponding mainly to our management’s assessment of the probable risk of loss emanating from future tax assessments based on the findings of our Internal Evaluation Process and the advice of our independent Brazilian legal counsel.

For additional information regarding our tax proceedings and participation in the Brazilian Tax Regularization Program, see notes 17 and 20 to our audited financial statements included elsewhere in this annual report.

Public and Class Action Proceedings

As of December 31, 2018, we were involved in a total 25 public and class action proceedings, in which the total aggregate potential loss was approximately R$166.1 million. We estimated that the risk of loss for three of these proceedings was probable, involving an aggregate amount of R$1.2 million (R$2.2 million as of December 31, 2017). For sixteen of these proceedings, the risk of loss was possible, involving claims totaling an aggregate amount of R$98.7 million.

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

Labor Proceedings

As of December 31, 2018, we were party to 1,623 labor proceedings, in which the total aggregate amount claimed was approximately R$68.9 million. As of December 31, 2018, we estimated that the risk of loss was possible for 755 of these proceedings involving an aggregate amount of R$26.3 million, and probable for 512 of these proceedings, involving a total aggregated amount of R$31.4 million.

Most of our labor proceedings were filed by former employees or outsourced employees. The main allegations made concern amounts allegedly owed by us due to: overtime, indemnities based on Brazilian labor laws, exposure to hazardous conditions, remuneration matters and health and safety issues related to our waste collection operations, among other matters.

The volume and nature of the labor proceedings described above are, we believe, consistent with those of other Brazilian businesses in our sector or with similar work force characteristics.

Civil and Arbitral Proceedings

As of December 31, 2018, we were involved in 99 ordinary course civil proceedings, in which the total aggregate amount claimed was approximately R$14.4 million and no judicial deposits were made.

We estimated that the risk of loss for 20 of these proceedings was probable, in which the total aggregate amount claimed was approximately R$3.7 million. For 65 of these proceedings the risk of loss was possible, involving claims totaling an aggregate amount of R$10.3 million. Most of these legal proceedings were initiated by our suppliers and involve garbage truck accidents inherent in our solid waste collection operations.

In addition, the Company entered into an agreement related to arbitration proceeding filed by Neptune Assesoria e Engenharia Ambiental Ltda. alleging that they are owed commissions due to their participation as an advisor in our (i) investment in Advanced Disposal Services (ADS) through Highstar, an investment vehicle, and (ii) divestment of ADS / Highstar to BTG Pactual.

Environmental and Regulatory Proceedings

As of December 31, 2018, we were involved in approximately 21 environmental proceedings, in which the total aggregate amount claimed was approximately R$0.7 million. These proceedings include public civil actions and collection actions concerning our landfill operations and are typical for companies operating in the Brazilian waste management business.

As of December 31, 2018, we estimated that the risk of loss for 8 of these proceedings was possible, involving claims totaling an aggregate amount of R$0.7 million, for 11 of these proceedings the risk of loss was remote, totaling an aggregate amount of R$8 thousand, and, two of these proceedings have a probable risk of loss, involving an amount of R$1.5 thousand. In addition, we are under investigation in certain routine civil inquiries started by the Public Prosecutor’s Office to monitor environmental licensing processes. We are also involved in administrative proceedings arising out of our day-to-day operations, such as landfill odors or other environmental issues.

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

On November 12, 2018, a court decision on the abovementioned judicial proceedings declared the nullity and therefore called for the cancelation of the installation license issued by CETESB and also determined that (i) the company suspends the disposal of solid waste in the landfill, breach of which injunction would result in a daily fine of R$100 thousand, (ii) after six months of the final immutable decision of the lawsuit, ,the company presents a Plan for the Recovery of Degraded Areas to CETESB and IBAMA; and (iii) within 30 days after the approval of the Plan, the Company start working on its execution under penalty of a fine in the amount of R$10 million. Such injunctions are only enforceable upon the company once a final and immutable decision has been made by the court, which we estimate to last a few years, depending on subsequent events of the lawsuit. We estimate that the risk of loss for these proceedings was possible, but no value was attributed as the decision merely imposed the aforementioned obligations on the Company but did not order any payment to be made and it is pending further court review.

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

Not applicable.

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

The Registrant’s authorized share capital is US$30,000 consisting of 290,750,000 ordinary shares, par value US$0.0001 per share and 9,250,000 Class B Shares of par value US$0.0001 per share. As of the date of this annual report, there were 45,636,732 ordinary shares issued and outstanding, and 5,550,000 Class B Shares issued and outstanding, and 27,916,921 issued and outstanding warrants to purchase our ordinary shares.

Our ordinary shares and warrants are currently listed on the NASDAQ under the symbols “ESTR” and “ESTRW,” respectively and the NASDAQ is the principal trading market for such securities.

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

The Registrant’s authorized share capital is US$30,000 consisting of 294,450,000 ordinary shares, par value US$0.0001 per share and 5,550,000 Class B Shares of par value US$0.0001 per share. As of the date of this annual report, there were 45,636,732 ordinary shares issued and outstanding, and 5,550,000 Class B Shares issued and outstanding, and 27,916,921 issued and outstanding warrants to purchase our ordinary shares.

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

Board of Directors

Appointment and removal

Our management is vested in a board of directors. Our Memorandum and Articles provide that there shall be a board of directors consisting of no less than one director, provided that the directors may increase or decrease the limits on the number of directors. Our board of directors currently consists of ten directors and had no vacancy.

The directors shall be divided into three classes designated as Class I, Class II and Class III, respectively, with as nearly equal a number of directors in each group as possible as at the time of such designation. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of directors. Director nominees shall be elected by an ordinary resolution in accordance with our Memorandum and Articles at each of our annual general meetings to fill the seats of those directors whose terms expire at such annual general meeting and the persons to stand for election at each of our annual general meetings shall be nominated by the directors, after consultation with the nominating and corporate governance committee (if such committee is established). At the 2018 annual general meeting, the term of office of the Class I directors expired and the Class I directors were elected for a full term of three years, comprising of Mr. Gesner Oliveira, Mr. Ricardo Pelucio and Mr. Fabio Pinheiro. At the 2019 annual general meeting, the term of office of the Class II director, Dr. Klaus Pohle, shall expire. At the 2020 annual general meeting, the term of office of the Class III directors, Mr. Pedreiro and Mr. Trevor shall expire. At each succeeding annual general meeting, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting.

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

Differences in Corporate Law

The Companies Law of the Cayman Islands is modelled after similar laws in England and Wales but does not follow recent statutory enactments in England and Wales. In addition, the Companies Law of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law of the Cayman Islands permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration as to: (1) the solvency of the consolidated or surviving company, (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction, (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property, (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (6) a list of the assets and liabilities of each constituent company; (7) the non-surviving constituent company has retired from any fiduciary office held or will do so; (8) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, may be determined by the Cayman Islands’ court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law of the Cayman Islands or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.

Shareholders’ Suits

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.

In principle, we would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on our behalf in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that we have a good case against the Defendant, and that it is proper for the shareholder to continue the action rather than our board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands law restricts transactions between the company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors duties of care and skill and fiduciary duties to the companies which they serve. Our Articles of Association provide that directors who are in any way interested in a contract or transaction must declare the nature of their interest at or prior to a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or transaction notwithstanding his interest.

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain NASDAQ corporate governance rules, subject to certain requirements. With effect from the date of this annual report, we follow home country practice that does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares. Disclosure on our corporate governance arrangements is disclosed elsewhere in this annual report.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Law of the Cayman Islands does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Articles provide that the board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such directors’ or officers’ actual fraud or willful default. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. In addition, directors of a Cayman Islands company must not therefore place themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. Our Articles of Association provide that directors who are in any way interested in a contract or transaction must declare the nature of their interest at or prior to a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or transaction notwithstanding his interest.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he actually possesses.

A general notice may be given at a meeting of the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing be made with that company or firm; or (2) he is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to our Articles of Association and subject to any separate requirement under applicable law or the listing rules of NASDAQ, a director may vote in respect of any contract or arrangement notwithstanding his interest.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law of the Cayman Islands provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association provide that general meetings may be convened by a majority of the board of directors or requisitioned by holders of at least 10% in par value of our issued shares that carry the right to vote at general meetings. Pursuant to our Articles of Association, no business may be transacted at any general meeting, other than business that is either (a) specified in the notice of general meeting (or any supplement thereto) given by or at the direction of the directors (or any duly authorized committee thereof), (b) otherwise properly brought before a general meeting by or at the direction of the directors or (c) otherwise properly brought before a general meeting by any shareholder who (1) is a shareholder of record on both (x) the date of the giving of the notice by such shareholder provided for in the Articles and (y) the record date for the determination of shareholders entitled to vote at such general meeting and (2) complies with the notice procedures set forth in the provisions of the Articles of Association.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Election and Removal of Directors

Under Delaware corporate law, unless otherwise specified in the certificate of incorporation or bylaws of a corporation, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors and may be removed with or without cause (or, with respect to a classified board, only with cause unless the certificate of incorporation provides otherwise) by the approval of a majority of the outstanding shares entitled to vote.

Under our Articles of Association, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively, with as nearly equal a number of directors in each group as possible as at the time of such designation. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of directors. Director nominees shall be elected by an ordinary resolution in accordance with our Memorandum and Articles at each of our annual general meetings to fill the seats of those directors whose terms expire at such annual general meeting and the persons to stand for election at each of our annual general meetings shall be nominated by the directors, after consultation with the nominating and corporate governance committee (if such committee is established).

Under of Articles of Association, a director may be removed from office by the shareholders by special resolution only for “cause” (as defined in the Articles of Association). A director will be removed from office automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (4) resigns his office by notice to us, or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

Transactions with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands, our company may be dissolved, liquidated or wound up by a shareholder resolution passed by a majority of at least two-thirds of the voting rights entitled to vote at a general meeting of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law and our Articles of Association, all or any of the rights attached to any class of our shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not we are being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by our board of directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our Articles of Association generally may only be amended by special resolution of no less than two-thirds of voting rights entitled to vote at a meeting of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

In addition to the contracts described in other sections of this annual report, the following is a summary of the material contracts to which we are a party.

Registration Rights Obligations in connection with PIPE Subscription Agreements

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

On January 24, 2018, the Registrant filed with the SEC the F-1 Registration Statement (as defined below under “Warrant Agreement” below). The F-1 Registration Statement has become stale due to the age of the financial information included therein and the Registrant currently expects to file an F-3 Registration Statement (also defined below under “Warrant Agreement” below) in due course following the filing of this annual report on Form 20-F. The Registrant currently anticipates that, upon the effectiveness of the F-3 Registration Statement, the prospectus included within the F-3 Registration Statement shall cover the resale of the ordinary shares that were issued in the PIPE Investment and the resale of the ordinary shares issuable upon exercise of the warrants issued in the PIPE Investment. Notwithstanding the F-1 Registration Statement having become stale, the securities that were issued pursuant to the PIPE Investment are entitled be sold by non-affiliates of the Registrant pursuant to Rule 144 under the Securities Act, subject to the Registrant remaining current in its periodic reporting obligations under the Exchange Act.

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

The Registrant is not currently eligible to file a registration statement on Form F-3. The Registrant currently expects to become eligible to file a registration statement on Form F-3 in 2019 and the Registrant currently expects to file a shelf registration statement during the course of 2019 in satisfaction of its obligations under the Registration Rights and Lock-Up Agreement.

Notwithstanding the F-1 Registration Statement having become stale due to the age of the financial information included therein, certain of the securities that are registerable pursuant to the Registration Rights and Lock-Up Agreement are entitled be sold by non-affiliates of the Registrant pursuant to Rule 144 under the Securities Act, subject to the Registrant remaining current in its periodic reporting obligations under the Exchange Act.

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

Accordingly, pursuant to the Warrant Amendment, we are required to file a registration statement with the Commission, for the registration under the Securities Act of the ordinary shares issuable upon exercise of the outstanding warrants. We are required to use our best efforts to cause such registration statement to become effective and to maintain the effectiveness of such registration statement, and a current annual report relating thereto, until the expiry of the warrants in accordance with the terms of the Warrant Agreement. If such registration statement has not been declared effective by the sixtieth business day following completion of the Transaction, and during any period when there is not an effective registration statement covering the ordinary shares issuable upon exercise of the outstanding warrants, then the warrants are exercisable on a “cashless basis”, pursuant to the provisions of the Warrant Agreement, including, among other things, that, in order for the warrants to be exercised on a “cashless basis,” it is a requirement that the ordinary shares issuable upon exercise of the outstanding warrants would be freely tradable under U.S. securities laws.

In connection with the Transaction, the Registrant filed with the SEC a registration statement on Form F-4 under File Number 333-220428 (the “F-4 Registration Statement”), including the related prospectus that was filed with the SEC on December 8, 2017, as supplemented by a supplement thereto file with the SEC on December 15, 2017 (as supplemented, the “Transaction Prospectus”). On January 24, 2018, the Registrant filed with the SEC a registration statement on Form F-1 under File Number 333-222678, and filed a pre-effective amendment thereto on February 23, 2018 and two post-effective amendments on July 12, 2018 and July 26, 2018 (the “F-1 Registration Statement”). The F-1 Registration Statement was originally declared effective by the SEC but has since become stale due to the age of the financial information included therein and the Registrant currently expects to file a new registration statement on Form F-3 (the “F-3 Registration Statement”) in due course following the filing of this annual report on Form 20-F. The Registrant currently anticipates that, upon the effectiveness of the F-3 Registration Statement, such F-3 Registration Statement shall also constitute a post-effective amendment to the F-4 Registration Statement and the prospectus included within the F-3 Registration Statement shall cover the offer of the ordinary shares issuable upon exercise of the public warrants that was registered in the F-4 Registration Statement. Upon the exercise of the public warrants and the issuance of the ordinary shares, such ordinary shares will be freely tradable under U.S. securities laws.

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

In addition, in connection with the Transaction, Angra was granted a put option that permitted Angra to sell all, but not less than all, of its shares of the Company, which option was exercisable within six months from the closing of the Transaction. On March 6, 2018, Angra confirmed the exercise of its put option to sell all of its shares to the Company, and we are required to pay the exercise price of approximately R$40.3 million by September 6, 2018. Road Participações Ltda, a company through which the Registrant holds a portion of its interest in the Company, has granted security over 4.38% of the share capital of the Company as security for the obligation of the Company to pay the put option exercise price pursuant to the terms of the Put Option Agreement. As a result of the exercise of this put option, Angra is no longer a shareholder of the Company, and as of December 21, 2017, we recorded a liability at fair value in the amount of R$37.8 million.

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

o

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

Based on the terms of the initial transactions, the rules for determining share ownership under section 7874 (including the temporary section 7874 regulations), we expect that the initial transactions did not cause us to be treated as a U.S. corporation for U.S. federal income tax purposes. Nevertheless, the computation of whether the 80/60% ownership test has been met is subject to various complex adjustments for which there is limited guidance. In particular, under the temporary section 7874 regulations, certain adjustments are required that generally have the effect of increasing, for purposes of determining the section 7874 ownership percentage, the percentage of shares of a foreign acquiring corporation that is deemed owned by the former shareholders of an acquired U.S. corporation by reason of holding shares in such U.S. corporation. For example, certain pre-acquisition distributions made by an acquired U.S. corporation are “added back” to the value of the shares of the non-U.S. corporation held by the former shareholders of the acquired U.S. corporation, which would have the effect of increasing the section 7874 ownership percentage. In addition, certain share issuances made by the acquiring non-U.S. corporation, would generally be subtracted from the value of the non-U.S. corporation’s shares, which also would have the effect of increasing the section 7874 ownership percentage. Moreover, the section 7874 ownership percentage takes into account the value of certain outstanding options of the acquiring non-U.S. corporation owned by former shareholders of the acquired U.S. corporation, determined based on the excess of the value of the stock underlying such options at the time of the acquisition and their exercise price. Accordingly, the option rules may have the effect of increasing the section 7874 ownership percentage, depending on the value of our shares as of the closing of the Merger. Finally, Treasury regulations promulgated under section 7874 may disregard stock issued in connection with an acquisition of a non-U.S. corporation where the recipient of such stock satisfies a pre-existing liability associated with the acquired non- U.S. corporation as part of the same overall plan or series of related transactions. As a result of the foregoing, the precise determination of the section 7874 ownership percentage is subject to significant uncertainties. Accordingly, there can be no assurance that the IRS will not assert that the 80/60% ownership test is met with respect to the initial transactions and that accordingly we should be treated as a U.S. corporation for U.S. federal income tax purposes or that such an assertion would not be sustained by a court.

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

U.S. Holders

Distributions on Ordinary Shares

Subject to the discussion below under “ —Passive Foreign Investment Company Status,” the gross amount of any distribution on ordinary shares that is made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received. To the extent that the amount of any such distribution exceeds our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), such amount will be treated first as a return of capital, and thereafter as capital gain. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be reported as a dividend.

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

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “ —Passive Foreign Investment Company Status,” a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption or other taxable disposition of ordinary shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of ordinary shares will generally be capital gain or loss and will be long-term capital gain or loss if such holder’s holding period in such shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of ordinary shares will generally be treated as U.S. source gain or loss.

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

We must make a separate determination each year as to whether we are a PFIC. Based on a review of our gross income and assets, the manner in which we currently operate our business, the current market price of our shares, and the current interpretation of the PFIC provisions in the Code, we believe that we were not a PFIC for U.S. federal income tax purposes for the 2018 taxable year. However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and is not made until after the end of a taxable year. Consequently, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them as a result of the PFIC rules in the event that we are treated as a PFIC.

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

(2018 Revision)

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

You may obtain documents from us by requesting them in writing, at the following addresses or by telephone:

Estre Ambiental Inc.

4509, Avenida Brigadeiro Faria Lima, 8th Floor

04538-133 , São Paulo, SP, Brazil

Telephone No.: +55 11 2124-3100

e-mail: ir@estre.com.br

You may obtain additional information about us on our website at www.estre.com.br. The information contained therein is not part of this annual report.

I.	Subsidiary Information

See note 2.2 to our audited financial statements included elsewhere in this annual report.

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

For information on our trade accounts receivable policy, see “Item 5.A. Operating and Financial Review and ProspectsHow We Generate Revenue—Summary of Our Trade Accounts Receivable Policy”, and for more information on our policy relating to allowances for doubtful accounts, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—How We Generate Revenue—Allowance for Doubtful Accounts.”

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

We conducted a sensitivity analysis of the interest rate risks to which our financial instruments are exposed as of December 31, 2018. For this analysis, we adopted as a probable scenario for the future interest rates according to quotations obtained from B3 S.A. of 6.72% for CDI interest rates and 6.98% for TJLP interest rates. When estimating an increase or decrease in current interest rates by 25% and 50%, finance income (costs) would be impacted as follows (without considering the impact of the Transaction on our results of operations and financial position):

			Scenarios
	Exposure	Risk	I - Probable	II 25%	III 50%	IV - 25%	V - 50%
1 - Financial assets
Investments	42	CDI variation	3	1	2	(1)	(2)

			3	1	2	(1)	(2)
2 - Financial liabilities
Loans and financing
Working capital	(589.8)	CDI variation	(39.6)	(9.9)	(19.8)	9.9	19.8
Finame	(0.3)	TJLP variation	(0.0)	0.0	0.0	0.0	0.0
Leasing	(38.2)	CDI variation	(2.6)	(0.6)	(1.3)	0.6	1.3
Debentures	(966.4)	CDI variation	(64.9)	(16.2)	(32.5)	16.2	32.5

Net financial liabilities			(107.2)	(26.8)	(53.6)	26.8	53.6

Fuel Price Risk

We are subject to risks associated with diesel fuel prices in relation to our fleet of collection and transfer trucks as part of our Collection & Cleaning Services segment. However, we do not have any hedging or derivative instruments in place to mitigate these risks.

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

As of December 31, 2018, we recorded negative working capital (represented by total current assets minus total current liabilities) of R$1,289.8 million and a capital deficiency of R$1,149.2 million, and as of December 31, 2017, we recorded negative working capital of R$293.4 million and a capital deficiency of R$455.9 million. Our Debt Restructuring concluded in 2017 has resulted in substantial debt reduction at a discount to our outstanding principal amount and a material increase in cash on hand in our balance sheet. However, the Debt Restructuring was not effective in fully reducing our vulnerability going forward. For example, on March 6, 2018, Angra confirmed the exercise of its put option to sell all of its shares of the Company to the Registrant at the aggregate put option exercise price of approximately R$40.3 million plus accrued interest. We were required to pay the exercise price within six months from the date on which the transfer of shares from Angra to the Company occurs, however, as of the date of this annual report, we have not yet made any payments to Angra due to a weak cash position, and the terms of payment to Angra are still being negotiated. This payment will further negatively impact our cash position and, thereby, adversely affect us. See “Item 10.C. Additional Information—Material Contracts—Share Put Option Agreement.”

Our ability to continue as a going concern is dependent on various factors, and there are no assurances that we will be successful in our efforts to maintain a sufficient cash balance, report profitable operations in the future or pay our debts as they fall due, any of which could impact our ability to continue as a going concern. Any such inability to continue as a going concern may result in our shareholders losing their entire investment. For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our auditors have issued a “going concern” audit opinion, and our ability to continue as a going concern is dependent on our improved liquidity position.”

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

Pursuant to the Debt Restructuring, at the closing of the Transaction, we paid US$110.6 million to our Creditors and a discount of 25% of the amount paid was granted by the debenture holders, as more fully described in “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Key Factors Affecting Our Results of Operations—Restructuring Plan.” These actions have resulted in the discharge of any potential defaults or events of defaults existing under our current financing instruments at the time.

However, the terms of the instruments that resulted from the Debt Restructuring require, among other things, that, as of December 31, 2018, the Company’s consolidated net debt to EBITDA ratio must be 4.0x or less. In addition, the Debt Instruments also contain a covenant that requires the Company’s debt service coverage ratio to be at least 1.2x. The Company’s financial statements demonstrated that our consolidated net debt to EBITDA was 7.9x, significantly higher as of December 31, 2018 than the 4.0x required by the relevant covenant. In addition, our debt service coverage ratio was negative 15.6x as of December 31, 2018, lower than the 1.2x ratio required by the relevant covenant.

In addition, the terms of such instruments required that, by December 31, 2018 the Company register certain liens on certain real estate relating to operational landfills with the appropriate governmental agencies and to provide certain documents listed in the annexes to the Debentures. Whilst the Company is taking appropriate steps to comply with its obligation and to attempt to register the relevant liens, the Company was unable to comply with such covenants by December 31, 2018.

Therefore, the Company is in default of its obligations towards its debenture holders. These defaults entitle the banks that hold the debentures to accelerate the debt obligations and declare that all amounts owed under such instruments are immediately due and payable.

As described in “Item 5A. Operating and Financial Review and Prospects—Operating Results—Liquidity Constraints and Breach of Financial Covenants,” our debentures are secured by collateral consisting of a lien on all real estate relating to the Company’s operational landfills, a lien on all material subsidiaries controlled, directly or indirectly, by us and a fiduciary assignment of the remaining balance originated from the foreclosure of liens granted in relation to such debt. In addition, there is further security by a fiduciary assignment of certain real estate owned by us and a fiduciary assignment lien on all of the common shares of Estre (except for 4.38% secured for the benefit of Angra), the Company’s main operating subsidiary. Moreover, the debentures are also guaranteed by all material subsidiaries controlled, directly or indirectly, by us. The breach of the obligations our obligations entitles the holders of the debentures to enforce against any collateral securing the such securities.

Considering our unsustainably high level of indebtedness and the breach of the financial covenants set forth in our Debt Instruments, we are engaged in efforts to improve our financial position. In that regard, the Company, with the approval of our board of directors, has initiated negotiations with the holders of the Debt Instruments, as well as other relevant creditors such as Angra with the goal of restructuring its financial and such other debt. The Company engaged an outside restructuring advisor as well as outside legal counsel to advise in connection with the debt restructuring process. The Company is currently seeking to conclude the debt restructuring process during the course of 2019. However, there can be no assurance that the debt restructuring process will be successful or that we will be able to otherwise address our high level of indebtedness and distressed financial situation. Our inability to do so may result in our bankruptcy, which may result in our shareholders losing their entire investment.

However, since the Company was unable to obtain a waiver from the banks that hold the Debt Instruments by December 31, 2018 in relation to the defaults described above, pursuant to IFRS accounting rules, the Company reclassified the total outstanding amount of the Debt Instruments as short-term obligations in the Company’s consolidated financial statements as of December 31, 2018. The restructuring of the Company’s debt is also expected to cover other debts such as amounts owned by the Company under the Non-Compete Agreement and Angra Put Option that the Company entered into with its former shareholders as part of the 2017 business combination transaction which resulted in the listing of the Company’s shares on the NASDAQ.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Interim Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2018. In this context, “disclosure controls and procedures” means controls and procedures of a company that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Based upon our evaluation, our management concluded that our disclosure controls and procedures as of December 31, 2018 were ineffective in view of the material weakness in internal control over financial reporting as described below.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting were not effective as of December 31, 2018 as a result of the material weaknesses discussed below.

The material weaknesses in internal control over financial reporting identified by our management, including certain material weaknesses previously identified as of December 31, 2017 that remain in existence, are as follows:

•

ineffective centralization and implementation of policies, procedures and criteria with respect to accounting for certain revenue and related accounts receivable, including in relation to (i) revenue/accounts receivables and related allowances, costs/expenses/accounts payables, property, plant and equipment, related parties, contingencies, provision for retirement of landfills, and (ii) there being no procedures or guidance for personnel, systems and controls that keep pace with the organizational structure;

•

lack of formalized controls in order to monitor if Company’s employees have the necessary trainings to deal with the complexity of the Company’s business and an individual formalized assessment of performance to all employees;

•

lack of a robust control environment for the revenue/ accounts receivable process, where the Company does not have mandatory formalized controls for: (i) formal analysis over applied contract pricing and profitability; (ii) formal review of billed invoices and monitoring of ongoing contracts; (iii) monitoring controls on subsidiaries regarding accounts receivables and revenue recognition processes;

•

inefficiency in controls for provisions related to contingencies (government taxes and third contracts) where the probability of loss could not be updated reflecting the actual risk defined by our legal team and external lawyers;

•

continued use of manual processes as a result of the delayed implementation of our enterprise resource planning (ERP) system that could result in delays and errors in our financial closing and reporting process;

•	shortcomings in the implementation and maintenance of effective IT general controls;

•	defective communication processes and procedures hampering the efficient exchange of information within our organization, particularly among our legal, financial and accounting departments;

•

inefficiency of our procurement process that leads the business units to perform purchases of goods and services using the emergency process where the level of controls is substantially lower and could impact negatively our costs and compliance controls; and

•

lack of policy or procedures on how to perform the impairment analysis, which caused a high volume of findings during the audit process in the calculation prepared by management with regards concepts and routines to update the calculation based on the most recent financial position, associated with the absence of controls to guarantee that figures to be used in the calculation are correctly captured or calculation itself reflects the correct concepts.

Remediation Plan

As disclosed in Item 15 of our annual report on Form 20-F for the year ended December 31, 2017, we identified a number of material weaknesses in internal control over financial reporting and we provided disclosure on our management’s remediation plan to address such material weaknesses. We are in the process of implementing the aforementioned remediation plan and during 2018, our management undertook a broad range of remedial actions in order to implement certain changes in our internal control over financial reporting to address previously identified material weaknesses.

In addition, in connection with our management’s evaluation of our internal control over financial reporting as of December 31, 2018, our management updated its remediation plan to address the material weaknesses in internal control over financial reporting.

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

Our remediation plan consists of the improvement areas, steps and actions set forth below. As described under “—Changes in Internal Control Over Financial Reporting” below, we currently expect to have all action plans fully implemented by the end of 2019:

•	the replacement of all members of the senior management team at Soma as a result of our internal review process led by the special committee of our board of directors;

•

making certain adjustments to our compliance infrastructure to strengthen the independence of our compliance function and eliminate opportunities to override controls across our organization, including at Soma and of all our other subsidiaries and our joint ventures;

•

obtaining and thereafter maintaining international certification ISO 37001 (anti-bribery system) for Estre and Cavo, which confirmed improvements in our system of integrity and compliance as well as validation of its suitability with industry best practices. In addition the adherence and effectiveness of the integrity program were validated by independent external consulting firm;

•

expanding our Compliance and Integrity program to all our subsidiaries and joint ventures, with the following controls: due diligence procedures on 100% of suppliers, validation of goods delivered and services provided, adequate segregation of reviews and approvals for purchases and its payments, whistleblower channel, training employees regarding Code of Ethics & Conduct and Anti-Corruption Policy and Compliance & Integrity programs;

•

maintaining and improving our compliance control environment at Soma, including the following controls and monitoring activities: Code of Ethics and conduct, anti-corruption, anti-bribery, relationships with public bodies and agents, due diligence over suppliers policies and related disclosure and training, exclusive whistleblower channel, analysis of risk hiring, confirmation of services provided and goods delivered, monitoring of payments performed directly in the finance module, monitoring of sequential invoices;

•

holding an annual compliance day event to confirm and disclose to all stakeholders Estre’s senior management commitment to the highest and most stringent standards of compliance, especially with respect to the Brazilian anti-corruption law and the US Foreign Corruption Practices Act;

•

making certain adjustments to our internal audit team, increasing the number of employees in the team to strengthen the Company’s ability to continuously evaluate its internal control environment and procedures and identify any weaknesses or misconduct and generate corrective actions in its early stages;

•	implementation of a new policy on related party transactions that will better enable us to trace and identify related party transactions in a more systematic way;

•	enhancing policies and procedures to verify that our comprehensive compliance policies and procedures are fully implemented at all of our subsidiaries and joint ventures;

•

further upgrading our ERP business process management software, in order to better manage our business and automate many back office functions with the goal of improving our internal control over financial reporting and streamlining monthly, quarterly and year-end closings. The full system migration and full use of the new tools is expected to be completed in 2019;

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

D.	Changes in Internal Control Over Financial Reporting

We are in the process of implementing management’s remediation plan for the remediation of the material weaknesses described in Item 15 of our annual report on Form 20-F for the year ended December 31, 2017. During 2018, our management undertook a broad range of remedial actions in order to implement certain changes in our internal control over financial reporting to address previously identified material weaknesses.

The changes in internal control over financial reporting that were made during 2018 in furtherance of our management’s remediation plan include, among others:

•	increased the number of employees in the internal audit team; and

•

upgrading our ERP business process management software to better manage our business and automate many back office functions with the goal of improving our internal control over financial reporting and streamlining monthly, quarterly and year-end closings for some of our operations.

Except as disclosed above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Auditor Fees

The following table sets forth by category of service the total fees for services performed by Ernst & Young Auditores Independentes, our principal accountants for the periods indicated:

	2018	2017	2016
	(in R$)
Audit Fees	3,693,551	7,152,949	2,670,798
Audit-Related Fees	—	294,627	—
Tax Fees	—	—	—
All Other Fees	—	230,945	—

Total per year	3,693,551	7,768,521	2,670,798

Audit Fees

Audit fees for the years ended on December 31, 2018, 2017 and 2016 include audit services performed in those years, including, in 2017, services performed in relation to the preparation of the Company’s financial statements filed with the SEC in connection with the Transaction and related matters.

Audit-Related Fees

Audit-related fees related to services provided in connection with preparing a report recommending improvements in our internal controls.

Tax Fees

There were no tax fees billed in 2018, 2017 and 2016.

All Other Fees

Not Applicable.

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

Auditor Fees

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

With effect from the date of this annual report, we follow home country practice that does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares. NASDAQ Stock Market Rule 5635(d) requires each issuer to obtain shareholder approval for the issuance of securities in connection with a transaction other than a public offering involving certain issuances of ordinary shares in amounts equaling 20% or more of such issuer’s ordinary shares there outstanding. Maples, our Cayman Islands counsel, has provided a letter to NASDAQ certifying that under the Companies Law, we are not required to obtain shareholders’ approval prior to any issuance of our ordinary shares. The foregoing is subject to our memorandum and articles of association, as amended and restated from time to time.

In addition, in the future, we may determine that the home country rules in the Cayman Islands position us to operate more efficiently than equivalent NASDAQ rules. Until we determine otherwise, except as referred to above, we are bound by all of the same NASDAQ corporate governance rules that a U.S. domestic company listed on the NASDAQ Capital Market would be required to follow.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our audited financial statements, together with the audit report of the Independent Registered Public Accounting Firm thereon, are filed as part of this annual report, starting on page F-1 hereto, following the signature pages.

ITEM 18.	FINANCIAL STATEMENTS

See “Item 17 Financial Statements.”

ITEM 19.	EXHIBITS

1	Amended and Restated Memorandum and Articles of Association of the Registrant, filed as Exhibit 3.1 to our Form F-1 filed with the SEC on January 24, 2018.
2.1	Registration Rights and Lock-Up Agreement, dated December 21, 2017, by and among the Registrant and certain of its shareholders, filed as Exhibit 4.1 to our Form F-1 filed with the SEC on January 24, 2018.
2.2	Exchange and Support Agreement, dated December 21, 2017, by and among the Registrant, the Company and certain of the Registrant’s Class B shareholders, filed as Exhibit 4.2 to our Form F-1 filed with the SEC on January 24, 2018.
2.3	Warrant Agreement, dated as of September 21, 2015 by and between Estre USA and the Continental Stock Transfer & Trust Company, filed as Exhibit 4.3 to our Form F-1 filed with the SEC on January 24, 2018.
2.4	Assignment, Assumption and Amendment Agreement, dated as of December 21, 2017, by and between the Registrant and the Continental Stock Transfer & Trust Company, filed as Exhibit 4.4 to our Form F-1 filed with the SEC on January 24, 2018.
4.1	Tenth Amendment to the Private Instrument of Deed Regarding the Second Public Issuance of Common Debentures, Non-Convertible Into Shares, of a Single Series, of the Unsecured Type, with Additional Real Guarantees and Additional Fiduciary Guarantee for Public Placement with Restricted Placement Efforts, of Estre Ambiental S.A. dated December 20, 2017 (English Translation of Portuguese Language Document), filed as Exhibit 4.1 to Amendment No. 1 to our Form 20-F for the year ended December 31, 2018, filed with the SEC on July 2, 2018.
4.2	Tenth Amendment to the Private Instrument of Deed Regarding the First Public Issuance of Common Debentures, Non-Convertible Into Shares, with Real Guarantee and Additional Fiduciary Guarantee for Public Placement with Restricted Placement Efforts, of Estre Ambiental S.A. dated December 20, 2017 (English Translation of Portuguese Language Document), filed as Exhibit 4.2 to Amendment No. 1 to our Form 20-F for the year ended December 31, 2018, filed with the SEC on July 2, 2018.
4.3	Share Put Option Agreement and Other Covenants, dated as of December 21, 2017, by and among the Company, Road Participações Ltda., Angra Infra Multiestratégia Fundo de Investimento em Participações and, as intervening parties, Wilson Quintella Filho, Gisele Mara de Moraes, BTG Pactual Principal Investments Fundo de Investimento em Participações, Fundo de Investimento em Participações Turquesa, Iron Fundo de Investimento em Participações, Boulevard Acquisition Corp II Cayman Holding Company, and, Boulevard Acquisition Corp. II,filed as Exhibit 10.3 to our Form F-1 filed with the SEC on January 24, 2018.
4.4	Estre Ambiental, Inc. 2017 Omnibus Incentive Plan, filed as Exhibit 10.4 to Amendment No. 2 to our Form F-1 filed with the SEC on August 7, 2018.
4.5	Share Option Grant Notice and Option Agreement, filed as Exhibit 10.5 to Amendment No. 2 to our Form F-1 filed with the SEC on August 7, 2018.
8	List of Subsidiaries
11.1	Code of Ethics and Anti-Corruption Policy, filed as Exhibit 11.1 to our Form 20-F for the year ended December 31, 2018, filed with the SEC on June 20, 2018.
12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Estre Ambiental Inc.

By:	/s/ Sergio Pedreiro
Name:	Sergio Pedreiro
Tittle:	Chief Executive Officer

By:	/s/ Felipe Rodriguez
Name:	Felipe Rodriguez
Tittle:	Interim Chief Financial Officer

Date: May 15, 2019

Consolidated Financial Statements

Estre Ambiental, Inc.

As of December 31, 2018 and 2017 and for the

years ended December 31, 2018, 2017 and 2016

with Report of Independent Registered Public Accounting Firm

Estre Ambiental, Inc.

Consolidated Financial Statements

As of December 31, 2018 and 2017 and for the years ended

December 31, 2018, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Estre Ambiental, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Estre Ambiental, Inc. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statement of profit or loss, other comprehensive (loss) income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.2 to the consolidated financial statements, the Company has suffered recurring losses from operations, is in the process of renegotiating debt obligations, has a net capital deficiency and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of events and conditions and their plans in regard to these matters are also described in Note 1.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

São Paulo, Brazil,

May 13, 2019

Estre Ambiental, Inc.

Consolidated statement of financial position

December 31, 2018 and 2017

(In thousands of Brazilian Reais)

		December 31,
	Note	2018	2017
Assets
Current assets
Cash and cash equivalents	4	18,862	84,687
Marketable securities		27	42
Trade accounts receivable	5	501,821	669,237
Contract asset	5	120,308	—
Inventories		8,609	11,365
Taxes recoverable	6	98,367	101,870
Receivables from divestiture	1.3.4	9,343	—
Other receivables	7	31,960	34,947

		789,297	902,148
Assets held for sale	10.2	81,457	6,580

Total current assets		870,754	908,728
Non-current assets
Marketable securities		15	—
Related parties	8	2,218	14,518
Trade accounts receivable	5	121,054	108,869
Taxes recoverable	6	31,200	52,141
Prepaid expenses		138	174
Deferred taxes	22	—	44
Other receivables	7	20,648	14,473
Investments	10.1	7,663	7,206
Property, plant and equipment	11	512,065	689,451
Intangible assets	12	58,991	588,238

Total non-current assets		753,992	1,475,114

Total assets		1,624,746	2,383,842

Estre Ambiental, Inc.

Consolidated statement of financial position (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais)

		December 31,
Liabilities and equity	Note	2018	2017
Current liabilities
Loans and financing	13	601,475	14,139
Debentures	14	966,386	—
Trade accounts payable	15	173,339	128,113
Provision for landfill closure	19	5,613	20,651
Labor payable	16	98,519	117,925
Tax liabilities	17	151,686	169,505
Related parties	8	82,126	82,788
Advances from customers		15,041	16,492
Accounts payable for land and intangible asset acquisition	18	5,380	8,965
Other liabilities		19,786	32,992

		2,119,351	591,570
Liabilities directly associated with the assets held for sale	10.2	41,201	23,787

Total current liabilities		2,160,552	615,357
Non-current liabilities
Loans and financing	13	26,822	371,375
Debentures	14	—	1,068,979
Provision for landfill closure	19	96,791	92,881
Provision for legal proceedings	20	70,274	147,762
Tax liabilities	17	362,277	395,784
Deferred taxes	22	52,269	137,028
Accounts payable for land and intangible asset acquisition	18	4,804	10,412
Other liabilities		167	168

Total non-current liabilities		613,404	2,224,389
Equity
Capital stock	21.1	17	17
Capital reserve	21.4	1,094,656	1,068,195
Other comprehensive income	21.3	(10)	1,768
Accumulated losses		(2,183,405)	(1,520,751)

		(1,088,742)	(450,771)
Non-controlling interest	21.5	(60,468)	(5,133)

Total equity		(1,149,210)	(455,904)

Total liabilities and equity		1,624,746	2,383,842

See accompanying notes.

Estre Ambiental, Inc.

Consolidated statement of profit or loss

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais, except earnings per share)

		December 31,
	Note	2018		2017 (Restated Note 1.5.1)		2016 (Restated Note 1.5.1)
Continuing operations
Revenue from services rendered	23		1,260,587		1,345,849		1,380,031
Cost of services	24		(979,183)		(942,255)		(1,003,748)

Gross profit			281,404		403,594		376,283
Operating income (expenses)
General and administrative expenses	25		(327,286)		(256,532)		(231,050)
Selling expenses, net	26		5,324		(6,641)		10,495
Share of (loss) profit of an associate	10.1		(3,339)		(1,020)		10,152
Other operating expenses, net	1.2 / 27		(576,506)		(31,125)		(80,551)

			(901,807)		(295,318)		(290,954)

(Loss) profit before finance income and expenses			(620,403)		108,276		85,329
Finance expenses	28		(251,693)		(532,175)		(397,133)
Finance income	28		116,313		108,281		51,663

Loss before income and social contribution taxes			(755,783)		(315,618)		(260,141)
Current income and social contribution taxes	22		(41,623)		(17,543)		(54,337)
Deferred income and social contribution taxes	22		76,488		371,084		(49,755)

(Loss) profit for the year from continuing operations			(720,918)		37,923		(364,233)
Discontinued operations
Profit after income and social contribution tax from discontinued operations	10.2		30,454		14,342		3,288

(Loss) profit for the year			(690,464)		52,265		(360,945)

Attributable to:
Equity holders of the parent	34		(652,754)		43,793		(360,789)
Non-controlling interests			(37,710)		8,472		(156)

			(690,464)		52,265		(360,945)

(Loss) earnings per share
-Basic, (loss) profit for the year attributable to equity holders of the parent (in Reais)	34	R$	(14.3032)	R$	0.9596	R$	(7.9057)
-Diluted, (loss) profit for the year attributable to equity holders of the parent (in Reais)	34	R$	(13.7076)	R$	0.9585	R$	(7.9057)
(Loss) earnings per share from continuing operations
-Basic, (loss) profit from continuing operations attributable to equity holders of the parent (in Reais)	34	R$	(14.9299)	R$	0.6453	R$	(7.9777)
-Diluted, (loss) profit from continuing operations attributable to equity holders of the parent (in Reais)	34	R$	(14.3082)	R$	0.6446	R$	(7.9777)

See accompanying notes.

Estre Ambiental, Inc.

Consolidated statement of other comprehensive (loss) income

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais)

	Note	2018	2017	2016
(Loss) profit for the year		(690,464)	52,265	(360,945)
Other comprehensive income to be reclassified to profit or loss for the year in subsequent periods
Currency translation adjustment	21.3	(1,778)	97	145

Comprehensive (loss) profit for the year		(692,242)	52,362	(360,800)

Attributable to:
Equity holders of the parent		(654,532)	43,890	(360,644)
Non-controlling interests		(37,710)	8,472	(156)

		(692,242)	52,362	(360,800)

See accompanying notes.

Estre Ambiental, Inc.

Consolidated statement of changes in equity

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais)

		Attributable to equity holders of the parent
			Capital reserve
	Note	Capital	Additional paid in capital	Share-based payment reserve	Other comprehensive income	Treasury shares	Accumulated losses	Total	Non-controlling interest	Total
Balances at December 31, 2015		108,104	734,506	9,151	1,526	(37,403)	(1,203,755)	(387,871)	6,742	(381,129)
Currency translation adjustment	21.3	—	—	—	145	—	—	145	—	145
Loss for the year		—	—	—	—	—	(360,789)	(360,789)	(156)	(360,945)
Options granted	21.2	—	—	28,937	—	—	—	28,937	—	28,937
Options exercised through cash payments	21.2	—	—	(24,055)	—	—	—	(24,055)	—	(24,055)
Non-controlling interest	21.5	—	—	—	—	—	—	—	(9)	(9)

Balances at December 31, 2016		108,104	734,506	14,033	1,671	(37,403)	(1,564,544)	(743,633)	6,577	(737,056)
Profit for the year		—	—	—	—	—	43,793	43,793	8,472	52,265
Currency translation adjustment	21.3	—	—	—	97	—	—	97	—	97
Options exercised through cash payments	21.2	—	—	(14,033)	—	—	—	(14,033)	—	(14,033)
Options granted	21.2	—	—	3,578	—	—	—	3,578	—	3,578
Capital contribution	21.1 / 21.7	17	387,325	—	—	—	—	387,342	—	387,342
Recapitalization transaction		(108,104)	(57,214)	—	—	37,403	—	(127,915)	(20,182)	(148,097)

Balances at December 31, 2017		17	1,064,617	3,578	1,768	—	(1,520,751)	(450,771)	(5,133)	(455,904)

Balance at January 1st, 2018		17	1,064,617	3,578	1,768	—	(1,520,751)	(450,771)	(5,133)	(455,904)
Effect of adoption of new accounting standard (Note 2.22)		—	—	—	—	—	394	394	25	419

Balance at January 1st, 2018 (restated)		17	1,064,617	3,578	1,768	—	(1,520,357)	(450,377)	(5,108)	(455,485)
Loss for the year		—	—	—	—	—	(652,754)	(652,754)	(37,710)	(690,464)
Currency translation adjustment	21.3	—	—	—	811	—	—	811	—	811
Currency translation adjustment realization	21.3	—	—	—	(2,589)	—	—	(2,589)	—	(2,589)
Transaction with shareholders	—	—	—	—	—	—	(10,294)	(10,294)	(666)	(10,960)
Options granted	21.2.1	—	—	26,461	—	—	—	26,461	—	26,461
Non-controlling interest	21.5	—	—	—	—	—	—	—	(16,984)	(16,984)

Balances at December 31, 2018		17	1,064,617	30,039	(10)	—	(2,183,405)	(1,088,742)	(60,468)	(1,149,210)

See accompanying notes.

Estre Ambiental, Inc.

Consolidated statement of cash flows

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais)

	2018	2017	2016
Operating activities
(Loss) profit after tax from continuing operations	(720,918)	37,923	(364,233)
(Loss) profit after tax from discontinued operations	30,454	14,342	3,288

(Loss) profit for the year	(690,464)	52,265	(360,945)
Adjustments to reconcile profit (loss) for the year to net cash flows:
Depreciation, amortization and depletion	135,468	137,045	164,623
Allowance for doubtful accounts	(10,512)	1,906	(12,843)
Residual value on disposal of PP&E/intangible assets	76,086	22,701	3,694
Share of (loss) profit of an associate	3,339	1,020	(10,152)
Gain on sale of investments (See Note 27)	(56,675)	—	—
Goodwill and PP&E impairment	547,689	37,185	44,790
Provision for income and social contribution taxes	41,623	18,263	55,435
Deferred income and social contribution taxes	(76,488)	(371,084)	49,755
Additions to provision for legal proceedings, net of reversals	(22,978)	56,438	49,316
Changes in fair value of call option	—	—	20,865
Remeasurement of previously held interest in Catanduva	—	(724)	—
Accrual of monetary variation, financial charges and interest	116,179	380,156	297,356
Stock option plan	26,461	3,578	28,937
Working capital adjustments:
Trade accounts receivable	41,741	(87,788)	(192,109)
Taxes recoverable	37,393	(24,929)	3,646
Inventories	2,756	(2,618)	(631)
Advances to suppliers	(601)	(1,296)	3,686
Prepaid expenses	1,074	3,267	261
Other receivables	(6,019)	(77)	39,227
Trade accounts payable	44,950	19,139	11,962
Labor payable	(18,909)	10,239	9,327
Tax liabilities	(90,217)	27,263	5,617
Provision for legal proceedings	(21,136)	(10,794)	(6,546)
Other	(34,703)	(1,990)	17,173
Related parties	1,318	(25,872)	(8,956)
Income and social contribution taxes paid	(26,376)	—	—

Cash provided by operating activities	20,999	243,293	213,488

Estre Ambiental, Inc.

Consolidated statement of cash flows (Continued)

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais)

	2018	2017	2016
Investing activities
Capital contribution in associates	(3,685)	(1,026)	(4,916)
Receipt for sale of subsidiaries	22,584	—	—
Receipt from sale of fixed assets	15,774	—	—
Payment for acquisition of subsidiaries	—	(10,480)	(64,039)
Dividends received from associates	3,579	3,389	4,925
Marketable securities	—	(28)	41,256
Cash and cash equivalents of CGR Catanduva (Note 1.3.3)	—	1,513	—
Cash and cash equivalents of UTR	—	4,435	—
Acquisition of PP&E	(122,114)	(144,977)	(136,431)
Acquisition of intangible assets	(3,015)	(53,142)	(7,513)

Net cash used in investing activities	(86,877)	(200,316)	(166,718)
Financing activities
Proceeds from loans and financing	37,068	21,640	6,540
Repayment of loans and financing and debentures	(17,835)	(98,909)	(60,514)
Payment of interest and financial charges	(17,525)	(299,446)	(9,506)
Capital contribution, net of costs (Note 21.1)	—	387,342	—

Net cash from (used in) financing activities	1,708	10,627	(63,480)

(Decrease) increase in cash and cash equivalents	(64,170)	53,604	(16,710)
Cash and cash equivalents at beginning of year	84,687	31,083	47,793

Cash and cash equivalents at end of year	20,517	84,687	31,083

See accompanying notes.

Estre Ambiental, Inc.

Notes to the consolidated financial statements

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

1.1.	General information

Estre Ambiental, Inc. is a holding company incorporated under the laws of the Cayman Islands on September 11, 2017. Estre Ambiental, Inc. became the holding company of Estre Ambiental S.A. (hereafter referred to as “Estre Brazil”) through the completion of the transaction explained below.

Estre Ambiental, Inc.’s registered office is located at Av. Brigadeiro Faria Lima, 4.509 – 8th floor, Itaim Bibi, in the city and state of São Paulo, Brazil.

On August 16, 2017, Estre Brazil, a waste management company with operations in Brazil, and Estre USA, Inc., formerly Boulevard Acquisition Corp II, (“Estre USA”), a company sponsored by an affiliate of Avenue Capital Group, jointly announced that they had entered into a definitive agreement (the “Transaction”) pursuant to which a Cayman Islands holding company, Estre Ambiental, Inc., would be incorporated and substantially all of the shareholders of Estre Brazil would exchange their shares of Estre Brazil for shares of Estre Ambiental, Inc. and as a result Estre Brazil would become a subsidiary of Estre Ambiental, Inc. In addition, the shareholders of Estre USA would be granted an exchange offer to exchange their shares and warrants in Estre USA for shares and warrants in Estre Ambiental, Inc.

The Transaction was completed on December 21, 2017 and as a result, Estre Ambiental, Inc. became a publicly listed company subject to rules and regulations of the United States Securities and Exchange Commission. Estre Ambiental, Inc.’s ordinary shares and warrants are traded on the NASDAQ stock exchange.

Also on December 21, 2017, Estre Ambiental, Inc. issued 15,438,000 ordinary shares and 3,748,600 warrants to purchase Estre Ambiental, Inc. ordinary shares at US$11.50 per share to certain institutional investors pursuant to a private investment in public equity (the “PIPE Investment”).

As a result of the above, Estre Ambiental, Inc. received a total of US$139,900 thousand in cash, out of which US$110,600 thousand (or R$365 million) was contributed to Estre Brazil as a capital contribution which was used to repay certain of its indebtedness pursuant to a simultaneous debt restructuring agreement entered into with its creditors, granting a reduction corresponding to 25% of the amount prepaid. The terms of Estre Brazil’s existing debentures and related debt acknowledgment instrument were consequently amended and restated (for more details, see Notes 21.1 and 14).

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.1.	General information (Continued)

Estre Brazil is a waste management company in Brazil which operates in key locations in the Southeast, South and Northeast regions of Brazil in a full range of waste-related and environmental services that comprise every step of the waste management cycle, from waste collection to disposal and, ultimately, value recovery. Estre Brazil operates its own landfills and is engaged in the final treatment of hazardous wastes (blending units, bioremediation of contaminated soil and landfills), temporary storage of waste, collection and burning of landfill biogas, environmental consulting services, recycling, reverse manufacturing of electrical and electronic devices and waste collection, among others activities. In the provision of these services, the Company applies strict control over potential environmental impacts, uses customized environment management models and provides support to its customers.

Estre Ambiental, Inc. and its subsidiaries as referred to as the “Company”.

1.2.	Business perspectives

Following a period of rapid expansion and growth through organic business generation as well as acquisitions between 2011 and 2013, in 2014, the Company began recalibrating its strategic focus on the following initiatives, among others; (i) the comprehensive redesign of our management information systems, including migration to SAP; (ii) the sale of certain assets that negatively impacted our margins and did not align with our current strategy, (iii) collection of overdue accounts and implementation of price adjustments on certain large contracts with our municipal customers and (iv) the reduction of corporate headcount.

As described above, the Company emerged from 2017 as a NASDAQ listed public company, with a lower leveraged balance sheet and a stronger governance, led by an independent board of directors.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.2.	Business perspectives (Continued)

A significant portion of the Company’s revenue is derived from municipalities whose financial health have been negatively impacted by very weak economic performance, with Brazilian GDP contracting by 3.3% in 2016 and with 1.1% and 1% increase in 2018 and 2017, respectively. As the outlook for the economy evolves, so does the Company’s ability to collect on time payments from municipalities.

The Company’s customer base includes a mix of customers operating in both the private and public sectors. Although the Company has a diversified base across our four business segments, our top ten customers accounted for 69.4% of our total net revenues in 2018 (74.0% of our total net revenues in 2017).

In addition, the Company relied over the past years significantly on certain municipal customers in the Collection & Cleaning segment as a source of revenues, including the municipalities of São Paulo and Curitiba. Together, the contracts with those two municipalities represented 39.9% and 41.7% of total net revenues from services during 2018 and 2017, respectively.

The contract with the municipality of São Paulo for urban cleaning and street sweeping services, which the Company services through its subsidiary Soma, represented approximately 25.5% of our revenues in 2018 (29.1% of our revenues in 2017).

We have been servicing the São Paulo contract through Soma since 2011. This contract expired, and we are currently providing urban cleaning services to the city of São Paulo pursuant to a temporary contract. The temporary contract was first entered into on December 15, 2017 and expired in June 2018. On June 12, 2018, we further extended the temporary contract until the end of 2018. In December 2018, we signed a new extension of the contract which is set to expire in June 2019 and, on May 2, 2019, we were informed that our emergency contract with the municipality of São Paulo will be terminated on June 1, 2019, at which point we will no longer provide services in São Paulo. However, the extended temporary contract which was executed in June 2018 introduced certain significant changes to the expired contractual arrangement and first temporary contract. Most significantly, under the extended temporary contract, the city of São Paulo has been divided into six separate parcels for urban cleaning, whereas under the prior contract the city had been divided into two parcels only. We, through Soma, were awarded only two parcels under the extended temporary contract, which reflects a significant decrease of our service area, since we previously serviced one of the only two parcels. As a result of these changes, the monthly revenue under the extended temporary contract decreased by 37.7%.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.2.	Business perspectives (Continued)

After a series of delays, a new bid for the São Paulo contract was initiated in October 2018, in which the Company participated. In connection with the bidding process, São Paulo has divided the urban cleaning contract into six separate parcels, in line with the extended temporary contracts entered into in June 2018. The Company was not the bidder with the lowest price for any of the six parcels in São Paulo and, on May 2, 2019, we were informed that our emergency contract with the municipality of São Paulo will be terminated on June 1, 2019, at which point we will no longer provide services in São Paulo.

The contract with the municipality of Curitiba for waste collection, urban cleaning and street cleaning represented approximately 12.0% of the Company’s revenues in 2018 (12.5% in 2017). In October 2018, the Company won the competitive bidding process for the Curitiba collections and cleaning contract and signed a five-year contract on January 3, 2019 with a maximum value of R$844.8 million (a reduction in price of approximately 14.1% compared with the previous contract).

Considering the significance of these two contracts in terms of revenues, and the fact that the contract with the municipality of São Paulo was not renewed, the Company’s future revenues will materially decrease.

As consequence of these changes the company has several significant obligations arising during 2019 that require funding through liquidity, primarily relating to (a) the payments required as a consequence of contracts termination (for example, the contract with the municipality of São Paulo for cleaning services, which is expect to terminate in June 2019) and (b) capital expenditures (e.g., new trucks and equipment) required in connection with contract renewals, such as the investment obligations arising under the contract with the municipality of Curitiba for cleaning services, which was renewed on January 3, 2019 for an additional five year period. Management is working on the negotiations for the sale of some assets, in order to support these discontinuation costs and new fleet investments. Any asset sale will require debt holders’ approval.

The Company’s 2019 budget which was approved by the Board of the Directors reflects the impact of the above in addition to certain strategic decisions in relation to Company’s ongoing business, which resulted in the recognition of impairment charges in 2018 as further explained in Note 12.

As a result of the expected cash shortfalls for 2019 and the fact that the Company breached its loans financial covenants as of and for the year ended on December 31, 2018, the Company and its Board of Directors are currently negotiating with the debt holders the terms of the current debt agreements. The Company engaged a third party financial specialist as well as outside legal counsel to advise in the negotiation. The Company expects to conclude the debt restructuring process during 2019.

There can be no assurance that the debt restructuring process will be successful or that the Company will be able to generate sufficient liquidity in order to fully address the liquidity concerns. The Company´s inability to significantly improve its liquidity position and comply with its financial covenants and other payment obligations could have a material adverse effect and result in a judicial reorganization process, which may result in the shareholders losing their entire investment.

Accordingly Management concluded that substantial doubt exists with respect to our ability to continue as a going concern through one year after the issuance of the accompanying consolidated financial statements.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.3.	Divestments

1.3.1.	Sale of CGR Doña Juana S.A ESP. (“Doña Juana”)

On January 9, 2016, Estre Brazil entered into an agency agreement with USA Global Market S.A.S, or USA Global, for the sale of Estre Brazil’s 51% interest in CGR Doña Juana S.A ESP, or Doña Juana, based in Colombia. Pursuant to the terms of the agreement, USA Global, Estre Brazil’s partner and co-investor in Doña Juana, agreed to seek a compatible buyer for Estre Brazil’s interest in Doña Juana and, in the meantime, advanced payments to Estre Brazil for the sale. The initial term of this agency agreement was 18 months, subsequently extended for a further 12 months, during which time Estre Brazil received 59.6% of the purchase price for Doña Juana of R$6,207 from USA Global in four installments over the course of 2016 and 2017. From 2017 to 2018, an additional amount of R$1,386 was received by Estre affiliate – Estre Sucursal Colombia.

Upon signing the agency agreement Estre Brazil classified the investment in Doña Juana as an asset held for sale, pursuant to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (‘‘IFRS 5’’) at its carrying amount which was lower than its fair value. After the investment in Doña Juana was classified as held for sale, Estre Brazil ceased to apply the equity method in accordance with IAS 28.

In February 2018, Estre Brazil signed an amendment to the agency agreement postponing some of USA Global’s obligations, such as (i) extending the date that the final installment would be paid to May, 26, 2018, noting that such payment, as of December 31, 2018, remains outstanding and (ii) extending the contract term from 12 to 14 months.

In November 2018, Estre Brazil concluded the sale of their shares to USA Global, agreeing the payment of the remaining balance of R$ 2,817 as of December 31, 2018, divided into 6 installments with due date from December 2018 to June 2019. All financial rights on its shares in Doña Juana were transferred to USA Global. As of December 31, 2018, the Company had an overdue installment amounting to R$ 620.

The amounts recorded on the transaction date are as follows:

Description	R$
Sale amount	10,410
Carrying value as of the date of the sale (provision balance)	16,759

(=) Gain on sale (Note 10.2)	27,169

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.3.	Divestments (Continued)

1.3.2.	Sale of Azaléia Empreendimentos e Participações S.A. (“Azaléia”)

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

There was no cash exchanged as part of the Azaléia transaction. In connection with the original acquisition of Geo Vision by Estre Brazil, Estre Brazil had a remaining balance of R$39,800 to be paid to the seller as of December 31, 2016. As Limpus was an entity wholly-owned by the original sellers of Geo Vision, at the time of settlement of the sale of Azaléia in 2016, Estre Brazil fully offset its accounts receivable from this transaction, amounting to R$41,300 as of December 31, 2016, as adjusted by interest, with Estre Brazil’s accounts payable on the original Geo Vision of transaction of R$39,800. The transaction resulted in the recognition of a loss of R$ 1,445 of that year.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.3.	Divestments (Continued)

1.3.3.	Sale of CGR Catanduva – Centro de Gerenciamento de Resíduos Ltda (“CGR Catanduva”)

On December 2018, the Company concluded the sale of its 4.485.000 shares of CGR Catanduva, representing 50% of its capital stock, to Catanduva’s other shareholder SHZ Participações Ltda. (“SHZ”) for a total amount of R$ 7,500, of which R$ 5,000 was received in cash through December 31, 2018 and the remaining R$ 2,500 will be received in 5 monthly installments through May 2019. The Company recognized a gain of R$ 2,032 as a result this transaction, which was recorded in other operating income.

The purpose of this sale was to generate cash flow for the Company.

CGR Catanduva owns and operate a landfill in the municipality of Catanduva, in São Paulo, Brazil.

Details of the transaction are as follows:

Description	R$
Sale price	7,500
Carrying amount of investment in Catanduva on the date of the sale	(5,468)

(=) Gain on sale (Note 27)	2,032

1.3.4.	Sale of subsidiaries related to energy business unit

On December 6, 2018, the Company and its Board of Directors approved the plan to sell the Company´s Energy generation business. Negotiations with some investors already started and it is expected that the sale will be completed within one year.

As of December 31, 2018, the energy generation business classified as an asset held for sale and as a discontinued operation, please see Note 10.2.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.3.	Divestments (Continued)

1.3.5.	Disposal of interest in Leccaros Participações S.A.

On April 23, 2018, the Company completed the sale of its 50% interest in Leccaros Participações S.A. (“Leccaros”), for a total selling price of R$22,067, of which R$10,000 in cash was received upon closing the transaction and R$12,067 will be received in 12 equal monthly instalments. Leccaros owned a single asset represented by a land located in São Paulo state and did not have any operations. The net assets of Leccaros as of December 31, 2017, amounted to R$6,580 (R$3,283 attributable to equity holders of the parent) which was classified as an asset held for sale. The transaction resulted in a gain on sale of R$37,567 (gain of R$18,784 attributable to equity holders of the Company).

1.4.	Allegations and Investigations Regarding the Company’s Supply Relationships

a)	Operation “Lava-Jato” and its impacts on the Company and its investees

In 2014, the Brazilian Federal Police (“PF”) began an investigation intended to check for irregularities perpetrated by criminal organizations in several Brazilian states, involving Petrobras and its subsidiaries. In connection with the investigations conducted by the Federal Public Prosecutor (“MPF”), Mr. Paulo Roberto Costa, former director of Petroleo Brasileiro S.A. – Petrobras, signed a plea bargain agreement, partly citing the Company in depositions on September 5, 2014, made public by the MPF on March 6, 2015. Estre Brazil was also partly cited in the plea bargain program of Mr. Sergio Machado, former CEO of Petrobras Transporte S.A. – Transpetro (“Transpetro”), made public in June 2016.

Company management stated that was not aware of the allegations mentioned in the deposition and that the Company does not admit any illegal acts, in accordance with its Code of Ethics and Anti-Corruption Policy. As a commitment to transparency and ethical conduct, the Company and its management made every effort to (i) obtain greater knowledge of the facts through the involvement of the Company’s internal legal department, the Compliance area and the hiring of independent investigation experts; (ii) continue to improve the Company’s governance, internal controls and integrity program; (iii) continue to monitor the matter.

In connection with the above, with the approval of the existing Board of Directors before December 21, 2017, engaged in 2018, the Company hired independent expert to further analyze the findings presented in the 2016 report, widening the scope of work to 56 suppliers and extending the period under investigation from 2010 through 2017, with the following main objectives:

•	Suppliers—analysis of agreements, payments and evidence of services (services provided to the Company and its investees) and goods purchased from the main suppliers and service providers;

•	Integrity due diligence—on 56 suppliers and current and past management members relating to the period under analysis; and

•	Analysis of emails—of the current main Executive Officers and of those who worked for the Company during the period under scope.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.4.	Allegations and Investigations Regarding our Supply Relationships (Continued)

a)	Operation “Lava-Jato” and its impacts on the Company and its investees (Continued)

As a result of the findings presented in the independent experts’ report, despite the lack of conclusive evidence of illegal payments related to the allegations made in Operation “Lava-Jato”, the Company’s management made in 2017, an accounting adjustment resulting in the write-off of property, plant and equipment items totaling R$53,407, related to payments for which there is lack of sufficient evidence that good and services were actually provided. Additionally, the Company’s Management, with the Board of Directors’ approval, engaged experts to conduct an investigation of the bidding processes won by the Company with Petrobras, which was concluded in January 2018, with no findings.

On January 31, 2019, the Brazilian Federal Police executed search warrants at various locations in the State of São Paulo, including at the Company’s corporate headquarters. The Company understands this was part of investigations related to contracts previously investigated, as the focus of the search involved the same suppliers, in the period from 2008 to 2014 between Estre Brazil and some of its former subsidiaries and Transpetro, a subsidiary of Petrobras. No additional internal investigation or by an independent expert was conducted since the referred contracts were already subject to the internal investigation. The Company understands the search warrants were a result of a plea bargain agreement entered into by Mr. Sergio Machado, which was entered into as a result of Operation Lava Jato.

As part of this action by the Brazilian Federal Police, temporary arrest warrants were also executed, including among others, the arrest of the founder and former chairman and a former senior employee of Estre Brazil.

If Estre Brazil is charged with any violations as a result of this investigation, Estre Brazil may be subject to sanctions, including potential monetary fines, asset freezes, ineligibility from contracting with state-owned or government entities, injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions that could have a material adverse effect on the Company’s business, financial condition, results of operations or liquidity. As of the date of the issuance of these consolidated financial statements, none of the potential risks identified materialized. Management believes that all significant issues identified in the independent forensic experts’ report have been adjusted in the Company’s accounting records and does not expect additional charges being recorded in relation to the matter.

Estre Brazil is committed to the highest standards of compliance and will continue to cooperate with the relevant authorities.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.4.	Allegations and Investigations Regarding our Supply Relationships (Continued)

b)	Operation Descarte—Special Committee Internal Evaluation

On December 15, 2017, the Company’s indirect subsidiary, Cavo Serviços e Saneamento S.A. (“Cavo”) received an official tax infringement notice in the amount of R$90,634 challenging the deductibility of payments made to a number of specific suppliers in 2012, for which there is lack of sufficient evidence that goods or services were actually provided.

On December 22 and 27, 2017, Estre Brazil received two official tax infringement notices in the aggregate amount of R$121,778 challenging the deductibility of payments made to a number of specific suppliers from 2012 to 2015, for which there is lack of sufficient evidence that goods or services were actually provided.

Estre Brazil is challenging such assessment, and presented its defense on January 23, 2018, with no conclusion as of the date of the issuance of these consolidated financial statements. Following the receipt of these tax infringement notices above, Estre Brazil, following the directions of its general counsel, engaged an independent forensic services firm to investigate the relationship of Cavo’s subsidiary SPE Soma Soluções em Meio Ambiente Ltda. (“SPE Soma”) with certain suppliers. This internal investigation was only in its preliminary stages when, on March 1, 2018, the Brazilian Federal Police executed search warrants at the corporate offices of Estre Brazil and Soma.

As a result of the events of March 1, 2018, Estre Brazil significantly broadened the scope of the internal investigation process at the direction of a newly constituted Special Committee comprised of independent members of the Company’s Board of Directors. The internal investigation was conducted by external legal counsels specialized in forensic investigations with the support of other forensic service providers. The scope mainly include the analysis of payments to suppliers, focused in identification of the services provides / goods delivered, from a list of suppliers already being investigated by the tax authorities.

The internal investigation procedures involved analysis and review of relevant documentation and materials from past and present employees, interviews with certain individuals and a forensic analysis of financial transactions.

As a result of the investigation, Estre Brazil concluded that there were payments made to certain suppliers, particularly through Soma, for which there was insufficient evidence that goods and services were actually provided. Consequently, the Company recorded a loss of R$33,974 in the statement of profit or loss for the year ended December 31, 2017, of which R$555 was recorded in depreciation expenses, R$11,219 in general and administrative expenses, R$10,882 in other operating (expenses) income, net, and R$11,318 in finance expenses. No additional adjustments were made in 2018.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.4.	Allegations and Investigations Regarding our Supply Relationships (Continued)

b)	Operation Descarte—Special Committee Internal Evaluation (Continued)

Furthermore, the Operation Descarte effort of the Brazilian Federal Police was within the scope of the broader Lava Jato task force, with the objective of dismantling a criminal money-laundering network. The Company cannot predict whether these investigations will move forward and, if so, the duration, scope or ultimate outcome of these investigations. In the event the Company is charged with any violations as a result of the outcome of these investigations it could be subject monetary fines and potential ineligibility from contracting with state-owned or government entities, which could have a material adverse effect on the Company.

Through the efforts made by the Company up to the date of issuing these financial statements, management believes that all significant issues identified in the independent forensic experts’ report have been adjusted and does not expect additional charges being recorded in relation to the matter. However, despite the significant progress in terms of internal controls, the Company believes that there are still improvement opportunities to be achieved during 2019.

c)	Internal Controls

Management and the Board of Directors do not tolerate any unlawful acts, therefore, the Company has been developing and implementing a number of measures to improve governance, internal controls and risk management, as shown in follows:

•	review of all Estre Brazil’s corporate policies, in order to strengthen the tone at the top that overriding of internal controls will not be tolerated;

•	reorganization of Estre Brazil senior management team;

•	the replacement of the senior management team at Soma;

•	expansion of the Compliance Integrity Program to all subsidiaries;

•	obtainment of ISO 37001 certification – Anti-bribery management systems;

•	maintenance of an integrity program; and

•

establishment of a Board of Directors with a majority of the members consisting of leading executives and other professionals that are experts in their respective fields as well as the establishment of an independent audit committee and corporate governance committee with expanded oversight functions.

These measures have been put in effect gradually in the Company and its subsidiaries, since the issues were identified at Soma.
The Company will continue to implement these controls in 2019, especially since the Company started to prepare their internal controls environment to comply with the requirements of Sarbanes Oxley Act (“SOx”) in the future.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.4.	Allegations and Investigations Regarding our Supply Relationships (Continued)

c)	Internal Controls

The Company has identified improvement areas, as follows, and expect to have all action plans fully implemented by the end of 2019:

•

making certain adjustments to the Company’s compliance infrastructure to strengthen the independence of our compliance function and eliminate opportunities to override controls across our organization, including at Soma and all our subsidiaries and joint ventures;

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

•

further upgrading our ERP business process management software, which we first implemented in 2016, in order to better manage our business and automate many back office functions with the goal of improving our internal controls over financial reporting and streamlining monthly, quarterly and year-end closings. The full system migration is expected to be completed by the end of 2019;

•	complete review of the purchase to pay process, in order to improve the efficiency, approval structure and reduce the risks of fraud;

•	enhancing and continuing to improve the vendor master data, due diligence, know your client procedures, procurement and payment procedures and associated controls;

•

implementing a workflow tool, allowing the controlled exchange of information to facilitate timely and effective communication amongst the legal, financial and accounting departments and prompt registration of all transactions; and

making certain adjustments to improve the security in some of our IT procedures such as the periodic review of login profiles and their access to certain information on the system and the closer management of users with privileged profiles.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.5.	Discontinued operations

1.5.1.	Sale of subsidiaries related to energy business unit

On December 6, 2018, the Company and its Board of Directors approved the plan to sell the Company´s Energy generation business. Negotiations with some investors already started and it is expected that the sale will be completed within one year.

At December 31, 2018, the energy generation business is classified as an asset held for sale and as a discontinued operation (see Note 10.2). As a result the energy business is not longer presented within the Value Recovery segment. The following are the effects of restating prior years to reflect discontinued operations:

	2017 As reported	Adjustment	As restated
Revenue from services rendered	1,365,347	(19,498)	1,345,849
Cost of services	(953,760)	11,505	(942,255)

Gross profit	411,587	(7,993)	403,594
Operating income (expenses)
General and administrative expenses	(258,114)	1,582	(256,532)
Selling expenses, net	(6,641)	—	(6,641)
Share of (loss) profit of an associate	(1,020)	—	(1,020)
Other operating expenses, net	(29,859)	(1,266)	(31,125)

	(295,634)	316	(295,318)

Profit before finance income and expenses	115,953	(7,677)	108,276
Finance expenses	(534,273)	2,098	(532,175)
Finance income	109,731	(1,450)	108,281

Loss before income and social contribution taxes	(308,589)	(7,029)	(315,618)
Current income and social contribution taxes	(18,263)	720	(17,543)
Deferred income and social contribution taxes	371,084	—	371,084

Profit for the year from continuing operations	44,232	(6,309)	37,923

Discontinued operations
Profit after income and social contribution tax from discontinued operations	8,033	6,309	14,342

Profit for the year	52,265	—	52,265

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations (Continued)

1.5.	Discontinued operations (Continued)

1.5.1.	Sale of subsidiaries related to energy business unit (Continued)

	2016 As reported	Adjustment	As restated
Revenue from services rendered	1,393,033	(13,002)	1,380,031
Cost of services	(1,012,336)	8,588	(1,003,748)

Gross profit	380,697	(4,414)	376,283
Operating income (expenses)
General and administrative expenses	(231,932)	882	(231,050)
Selling expenses, net	10,495	—	10,495
Share of (loss) profit of an associate	10,152	—	10,152
Other operating expenses, net	(77,938)	(2,613)	(80,551)

	(289,223)	(1,731)	(290,954)

Profit before finance income and expenses	91,474	(6,145)	85,329
Finance expenses	(400,892)	3,759	(397,133)
Finance income	53,622	(1,959)	51,663

Loss before income and social contribution taxes	(255,796)	(4,345)	(260,141)
Current income and social contribution taxes	(55,435)	1,098	(54,337)
Deferred income and social contribution taxes	(49,755)	—	(49,755)

Loss for the year from continuing operations	(360,986)	(3,247)	(364,233)

Discontinued operations
Profit after income and social contribution tax from discontinued operations	41	3,247	3,288

Loss for the year	(360,945)	—	(360,945)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

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

As a result, the consolidated financial statements filed with the SEC by the Company subsequent to the completion of the Transaction are presented “as if” Estre Brazil is the predecessor of the Company. The historical operations of Estre Brazil are deemed to be those of the Company. Thus, these consolidated financial statements reflect (i) the historical operating results of Estre Brazil prior to the Transaction, as restated (Note 1.5); (ii) the consolidated results of the Company and Estre Brazil following the Transaction; (iii) the assets and liabilities of Estre Brazil at their historical cost; and (iv) the Company’s equity and earnings per share for all periods presented. The number of ordinary shares issued by Estre Ambiental, Inc. as a result of the Transaction is reflected retroactively to January 1, 2015, for purposes of calculating earnings per share in all prior periods presented.

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

a)	Basis of preparation

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements were approved by the Board of Directors and by the Executive Board on May 13, 2019.

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

2.2.	Basis of consolidation

The consolidated financial statements include the following direct subsidiaries of Estre Ambiental, Inc.:

Subsidiary	Main activity	Country of incorporation	2018	2017
Estre Ambiental S.A. (a)	Waste management	Brazil	93.92%	93.92%
Estre USA Inc.	Holding	USA	100%	100%
Road Participações S.A.	Holding	Brazil	100%	100%

(a)	Estre Ambiental, Inc. has a direct interest of 66.57% and an indirect interest of 27.35% through its wholly owned subsidiary Road Participações S.A.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.2.	Basis of consolidation (Continued)

In addition, the consolidated financial statements include the following indirect subsidiaries of Estre Ambiental, Inc. and direct subsidiaries of Estre Brazil:

Subsidiary	Main activity and services	Country of incorporation	2018	2017	2016
Estre Água e Solo Ltda. (a)	Laboratory analysis	Brazil	—	100%	100%
Ambiental Sul Brasil - Central Regional de Tratamento de Resíduos Ltda.	Waste management center	Brazil	100%	100%	100%
Cavo	Cleaning and collection	Brazil	100%	100%	100%
Pilares Participação Ltda.	Holding	Brazil	—	—	100%
Oxil Manufatura Reversa e Gerenc. de Resíduos Ltda.	Recycling	Brazil	100%	100%	100%
LMG Participações Ltda.	Holding	Brazil	—	—	100%
Viva Ambiental e Serviços S.A.	Cleaning and collection	Brazil	100%	100%	100%
V2 Ambiental SPE S.A.	Waste management center	Brazil	100%	100%	100%
Resicontrol Soluções Ambientais Ltda.	Waste management center	Brazil	100%	100%	100%
CGR Doña Juana S.A. ESP (“CGR Doña Juana”) (b)	Waste management center	Colombia	—	—	—
CTR Itaboraí - Centro de Tratamento de Resíduos de Itaboraí Ltda.	Waste management center	Brazil	100%	100%	100%
Esergia Estratégias Energéticas Ambientais Ltda. (c)	Energy use services	Brazil	—	100%	50%
Estação Ecologia - Área de Transbordo Triagem e Reciclagem de RCD S.A. (c)	Recycling	Brazil	—	100%	100%
Geo Vision	Holding	Brazil	100%	100%	100%
CGR Guatapará - Centro de Gerenc. de Resíduos Ltda.	Waste management center	Brazil	100%	100%	100%
Estre SPI Ambiental S.A. (“Estre SPI”)	Cleaning and collection	Brazil	100%	100%	100%
NGA - Núcleo de Gerenciamento Ambiental Ltda.	Waste treatment	Brazil	100%	100%	100%
NGA Jardinópolis - Núcleo de Gerenciamento Ambiental Ltda.	Waste treatment	Brazil	100%	100%	100%
NGA Ribeirão Preto Núcleo de Gerenciamento Ambiental Ltda.	Waste treatment	Brazil	100%	100%	100%
Reciclax - Reciclagem de Resíduos da Construções Civil Ltda. (“Reciclax”)	Recycling	Brazil	88%	88%	88%
Guatapará Energia S.A. (d)	Energy use services	Brazil	90%	90%	90%
CTR Porto Seguro	Waste management center	Brazil	100%	100%	100%
Estre Energia Renovável Part. S.A. (d)	Holding	Brazil	90%	90%	90%
SPE Paulínia Energia Ltda. (d)	Energy use services	Brazil	100%	100%	100%
SPE Tremembé Energia Ltda. (d)	Energy use services	Brazil	100%	100%	100%
Curitiba Energia SPE Ltda. (d)	Energy use services	Brazil	100%	100%	100%
Piratininga Energia e Participações Ltda. (d)	Energy use services	Brazil	100%	100%	100%
CTR Arapiraca S.A.	Waste treatment center	Brazil	100%	100%	100%
Estre Aterros e Valorização Holding S.A.	Holding	Brazil	100%	100%	100%
NGA Sul – Núcleo de Gerenciamento Ambiental S.A.	Holding	Brazil	—	—	100%
CGR – Centro de Gerenc. de Resíduos Feira de Santana S.A.	Waste management center	Brazil	100%	100%	100%
GLA - Gestão Logistica Ambiental S.A.	Cleaning and collection	Brazil	38%	38%
SPE Soma Soluções em Meio Ambiente Ltda. (“SPE SOMA”)	Cleaning and collection	Brazil	82%	82%	—
Leccaros Participações S.A.(Note 10.2.2)	Holding	Brazil	—	—	50%
CGR Catanduva – Centro de Gerenc. de Resíduos Ltda. (“CGR Catanduva”) (Note 1.3.3 and 9)	Waste management center	Brazil	—	50%	—
Estre Ambiental Sucursal Colômbia (e)	Cleaning and collection	Colombia	100%	100%	100%

(a)	Merged into Estre SPI in 2018.
(b)	Presented as assets held for sale since 2016, with sale process concluded in November 2018 (Notes 1.3.1 and 10.2).
(c)	Merged into Estre Brazil in 2018.
(d)	Subsidiaries included in an asset sale process (Note 1.3.4).
(e)	Subsidiary created to collect cash from the D. Juana sale.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

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

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.3.	Foreign currency translation

a)	Functional and reporting currencies

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

The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

b)	Transactions and balances

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

December 31, 2018 and 2017

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

If the business combination is achieved in stages, the fair value at the acquisition date of the previously held equity interest in the acquiree is remeasured at fair value at the latest acquisition date, and impacts are recognized in the statement of profit or loss.

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

December 31, 2018 and 2017

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

In relation to its interests in JOs, the financial statements of the Company includes:

•	Assets, including its share of any assets held jointly

•	Liabilities, including its share of any liabilities incurred jointly

•	Revenue from the sale of its share of joint operation

•	Share of the revenue from the sale of the output by the joint operation

•	Expenses, including its share of any expenses incurred jointly

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

The Company’s investments in its associates and joint ventures, shown in the table below, are accounted for using the equity method:

Denomination	Main activity	Host country	Interest held	2018	2017	2016
Unconsolidated investes
Attend Ambiental Ltda. (“Attend”)	Treatment of liquid effluents	Brazil	—	—	(a)	55%
Metropolitana Serviços Ambientais Ltda.	Waste management center	Brazil	Direct	50%	50%	50%
Terrestre Ambiental Ltda.	Waste management center	Brazil	—	—	(a)	40%
CGR Catanduva	Waste management center	Brazil	—	(b)	(b)	50%
Logística Ambiental de São Paulo S.A. (“Loga”)	Cleaning and collection services	Brazil	—	—	(a)	38%
Unidade de Tratamento de Resíduos - UTR S.A.	Waste management center	Brazil	—	— —	(c)	54%

(a)	On December 21, 2017, these investments were transferred to Latte Saneamento e Participações S.A. (“Latte”), a related party owned by some of the same shareholders of the Company (refer to Note 10.1).
(b)	This subsidiary was consolidated in 2017 and it was sold in December 2018 (Note 1.3.3).
(c)	On August 1st 2017, the business activity of UTR was discontinued.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.5.	Investment in associates, joint operations and joint ventures (Continued)

2.5.1.	Investment in associates and joint ventures

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

2.5.2.	Material partially-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below:

Percentage of equity interest held by non-controlling interests:

Name	Country of incorporation and operation	2018	2017	2016
CGR Doña Juana (a)	Colombia	—	49%	49%
SPE Soma	Brazil	18%	18%	—
Reciclax	Brazil	13%	13%	13%
Guatapará Energia S.A. (b)	Brazil	10%	10%	10%
Estre Energia Renovável Part. S.A. (“Estre Energia Renovável”) (b)	Brazil	10%	10%	10%
GLA - Gestão Logistica Ambiental S.A. (“GLA”)	Brazil	62%	62%	—
CGR Catanduva (c)	Brazil	—	50%	—

(a)	Presented as assets held for sale since 2016, with sale process conclued in November 2018 (Note 10.2 and 1.3.1).
(b)	Subsidiaries involved in an asset sale process (Note 1.3.4).
(c)	This subsidiary was consolidated in 2017 and it was sold in December 2018 (Note 1.3.3).

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.5.	Investment in associates (Continued)

2.5.2.	Material partially-owned subsidiaries (Continued)

Summarized statement of profit or loss for 2018:

	Reciclax	SPE Soma	GLA
Revenue from services rendered	569	335,317	24,398
Cost of services rendered	(2,019)	(252,480)	(17,569)
General and administrative expenses	(445)	(40,417)	(449)
Other operating income (expenses), net	(28)	(5,161)	(471)
Financial expenses, net	(85)	(895)	31
Profit (loss) before taxes	(2,008)	36,364	5,940
Income tax and social contribution	(2)	(32,842)	(824)
Profit (loss) for the year from continuing operations	(2,010)	3,522	5,116

Total comprehensive income	(2,010)	3,522	5,116

Attributable to non-controlling interests	(251)	634	3,187

Summarized statement of profit or loss for 2017:

	Estre Energia Renovável	Guatapará Enengia	Reciclax	SPE Soma	GLA	CGR Catanduva
Revenue from services rendered	—	9,115	777	84,919	12,055	10,348
Cost of services rendered	—	(5,614)	(2,737)	(61,051)	(7,950)	(8,252)
General and administrative expenses	(1,111)	(299)	(466)	(3,180)	(170)	(833)
Other operating income (expenses), net	3,297	1,252	85	(1,356)	(233)	(292)
Financial expenses, net	878	(799)	(117)	(2,783)	38	(305)

Profit (loss) before taxes	3,064	3,655	(2,458)	16,549	3,740	666
Income tax and social contribution	—	(410)	964	218	(408)	(458)

Profit (loss) for the year from continuing operations	3,064	3,245	(1,494)	16,767	3,332	208

Total comprehensive income	3,064	3,245	(1,494)	16,767	3,332	208

Attributable to non-controlling interests	306	325	(187)	3,018	2,076	104

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.5.	Investment in associates (Continued)

2.5.2.	Material partially-owned subsidiaries (Continued)

Summarized statement of profit or loss for 2016:

	Estre Energia Renovável	Guatapará Energia	Reciclax
Revenue from services rendered	—	8,251	1,320
Cost of services rendered	—	(4,725)	(2,475)
General and administrative expenses	(666)	(180)	(236)
Other operating income, net	1,329	2,482	(231)
Financial expenses, net	(1,906)	(1,007)	(126)

Profit (loss) before taxes	(1,243)	4,821	(1,748)
Income tax and social contribution	—	(331)	—

Profit (loss) for the year from continuing operations	(1,243)	4,490	(1,748)

Total comprehensive income	(1,243)	4,490	(1,748)

Attributable to non-controlling interests	(124)	449	(219)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.5.	Investment in associates (Continued)

2.5.2.	Material partially-owned subsidiaries (Continued)

Summarized statement of financial position at December 31, 2018:

	Reciclax	SPE Soma	GLA
Assets
Current assets
Cash and cash equivalents	6	218	672
Trade accounts receivable	57	51,108	2,855
Taxes recoverable	65	1,568	2,977
Advances to suppliers	—	80	—
Other current assets	127	17,775	241

Total current assets	255	70,749	6,745

Non-current assets
Related parties	248	32,552	—
Other non-current assets	107	1,828	—
Investments	—	—	—
Property, plant and equipment	7,885	4,714	147
Intangible assets	—	112	—

Total non-current assets	8,240	39,206	147

Total assets	8,495	109,955	6,892

	Reciclax	SPE Soma	GLA
Liabilities
Current liabilities
Trade accounts payable	221	18,678	1,630
Labor liabilities	76	24,702	1,104
Tax liabilities	50	9,858	1,642
Debt to related parties	5,532	—	—
Other current liabilities	39	19,061	—

Total current liabilities	5,918	72,299	4,376

Non-current liabilities
Provision for legal proceedings	111	6,127	—
Other liabilities	85	167	—

Total non-current liabilities	196	6,294	—
Capital	4,714	43,484	1
Reserves	4,481	—	—
Accumulated earnings (losses)	(6,814)	(12,122)	2,515

Total equity	2,381	31,362	2,516

Total liabilities and equity	8,495	109,955	6,892

Attributable to:
Equity holders of parent	2,071	25,717	956
Non-controlling interest	310	5,645	1,560

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.5.	Investment in associates (Continued)

2.5.2.	Material partially-owned subsidiaries (Continued)

Summarized statement of financial position at December 31, 2017:

	Estre Energia Renovável	Guatapará Energia	Reciclax	SPE Soma	GLA	CGR Catanduva
Assets
Current assets
Cash and cash equivalents	1,703	763	10	17,038	1,106	1,213
Trade accounts receivable	—	1,305	1,382	45,619	2,303	2,469
Taxes recoverable	1	1	13	1,759	70	173
Advances to suppliers	8	—	16	125	—	—
Other current assets	—	745	218	21,135	177	2

Total current assets	1,712	2,814	1,639	85,676	3,656	3,857
Non-current assets
Related parties	18	—	2,159	39,994	—	16
Other non-current assets	—	—	33	10,436	—	258
Investments	24,061	—	—	—	—	—
Property, plant and equipment	8,754	23,048	8,039	6,076	149	12,988
Intangible assets	—	—	—	225	—	2,195

Total non-current assets	32,833	23,048	10,231	56,731	149	15,457

Total assets	34,545	25,862	11,870	142,407	3,805	19,314

	Estre Energia Renovável	Guatapará Energia	Reciclax	SPE Soma	GLA	CGR Catanduva
Liabilities
Current liabilities
Loans and Financing	—	—	—	—	—	160
Trade accounts payable	44	2,168	478	8,400	1,818	636
Labor liabilities	87	—	311	31,451	726	374
Tax liabilities	4	178	148	17,822	436	605
Debt to related parties	20,500	—	6,099	—	—	210
Other current liabilities	300	3,072	29	1,451	1	1

Total current liabilities	20,935	5,418	7,065	59,124	2,981	1,986
Non-current liabilities
Provision for legal proceedings	—	—	129	2,299	—	—
Other liabilities	—	—	224	22,474	—	2,734

Total non-current liabilities	—	—	353	24,773	—	2,734

Capital	12,000	10,682	4,714	43,484	1	4,376
Reserves	—	—	4,542	—	823	4,452
Accumulated earnings (losses)	1,610	9,762	(4,804)	15,026	—	5,766

Total equity	13,610	20,444	4,452	58,510	824	14,594

Total liabilities and equity	34,545	25,862	11,870	142,407	3,805	19,314

Attributable to:
Equity holders of parent	12,249	18,400	3,873	47,978	311	7,297
Non-controlling interest	1,361	2,044	579	10,532	511	—

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.5.	Investment in associates (Continued)

2.5.2.	Material partially-owned subsidiaries (Continued)

Summarized statement of financial position at December 31, 2016:

	Estre Energia Renovável	Guatapará Energia	Reciclax
Assets
Current assets
Cash and cash equivalents	33	39	19
Trade accounts receivable	—	690	1,236
Taxes recoverable	1	1,212	8
Advances to suppliers	7	1	11
Other current assets	—	1,114	12

Total current assets	41	3,056	1,286
Non-current assets
Related parties	17	39	1,891
Other non-current assets	—	—	18
Property, plant and equipment	23,253	—	—
Intangible assets	9,890	20,866	8,166
Total non-current assets	33,160	20,905	10,075

Total assets	33,201	23,961	11,361

	Estre Energia Renovável	Guatapará Energia	Reciclax
Liabilities
Current liabilities	—	—	—
Loans and Financing	—	—	—
Trade accounts payable	4	3,310	448
Labor liabilities	80	—	204
Tax liabilities	73	382	741
Debt to related parties	21,499	—	3,782
Other current liabilities	375	2,301	27

Total current liabilities	22,031	5,993	5,202
Non-current liabilities
Provision for legal proceedings	—	—	63
Other liabilities	—	—	140

Total non-current liabilities	—	—	203
Capital	12,000	10,682	4,714
Reserves	—	483	4,430
Accumulated losses	(830)	6,803	(3,188)

Total equity	11,170	17,968	5,956

Total liabilities and equity	33,201	23,961	11,361

Attributable to:
Equity holders of parent	10,053	16,171	5,182

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.5.	Investment in associates (Continued)

2.5.2.	Material partially-owned subsidiaries (Continued)

Summarized cash flow information for year ended on December 31, 2018:

	Reciclax	SPE Soma	GLA	CGR Catanduva (*)
Operating activities	240	(16.372)	(434)	(167)
Investing activities	(244)	(448)	—	(663)
Financing activities	—	—	—	78

Net cash generated/(used)	(4)	(16.820)	(434)	(752)

(*)	Subsidiary CGR Catanduva sold on December 14, 2018, see note 1.3.3.

Summarized cash flow information for year ended on December 31, 2017:

	Estre Energia Renovável	Guatapará Energia	Reciclax	SPE Soma	GLA	CGR Catanduva
Operating activities	1,670	5,162	320	23,688	1,260	1,399
Investing activities	33	(4,399)	(310)	(6,650)	(155)	(132)
Financing activities	—	—	—	—	1	(517)

Net cash generated/(used)	1,703	763	10	17,038	1,106	750

Summarized cash flow information for year ended on December 31, 2016:

	Estre Energia Renovável	Guatapará Energia	Reciclax
Operating activities	(33,063)	(4,400)	124
Investing activities	33,143	2,519	(117)
Financing activities	1	2,500	2

Net cash generated/(used)	81	619	9

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

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

December 31, 2018 and 2017

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

December 31, 2018 and 2017

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

The fair values of financial instruments measured at amortized cost are disclosed in Note 30.

2.8.	Revenue recognition

Beginning on January 1, 2018 the IFRS 15 – Revenue from Contracts with Customers came into effect, which establishes a five-step model to account for revenue arising from contracts with customers and require that revenue be recognized at an amount that reflects the consideration to which the entity expects to be entitled in exchange of transferring good or services to customers. The five steps model is as follows:

i)	Identification of the contract with the client;

ii)	Identification of performance obligations in the contract;

iii)	Determination of the transaction price;

iv)	Allocation of the transaction price to the performance obligations in the contract; and

v)	Recognition of revenue upon satisfaction of the performance obligations.

Revenues shall be recognized at the amount that reflects the consideration or which the Company expect of receiving in exchange of transferring goods or services to the customers.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.8.	Revenue recognition (Continued)

Revenue From Services

Collection & Cleaning Services - Revenue from collection & cleaning services is recognized when the service is provided. The Company recognizes revenue for the service provided, using the transaction price the Company expects to be entitled to.

Landfills - waste that cannot be recycled is sent to the most appropriate final disposal, in sanitary landfills. The Company operates 12 landfills across Brazil, serving public and private entities. Revenues is recognized when the disposals are received in the Company’s landfills, at the transaction price the Company expects to be entitled to.

Value Recovery - Value recovery services are related to a series of solutions that ensure the maximum use of the waste, with its reuse or search for new technology to recycle the materials. Revenue is recognized when the service is provided. The Company measures the provided service by the transaction price the Company expected to be entitled to.

O&G - Revenue from services contracts provided to the oil & gas industry is recognized when the service is provided, at the transaction price the Company expects to be entitled to.

Contract assets, contract liabilities, receivables:

A contract asset is the right to consideration in exchange for the services provided to the customer. If the Company performs by providing services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. For services rendered that customers have not yet approved at the end of the period, revenue is recognized based on estimates or work performed.

A contract liability is the obligation to provide services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Company provides services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Company performs under the contract.

A receivable represents the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in section Financial instruments – initial recognition and subsequent measurement.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.8.	Revenue recognition (Continued)

Variable consideration

Variable consideration is included in the transaction price if it is highly probable that no significant reversal of revenue will occur once associated uncertainties are resolved. Significant estimates are involved in determining the amount of variable consideration which is calculated by using either the expected value or the most likely amount depending on which is expected to better predict the amount of variable consideration. Consideration is adjusted for the time value of money if the period between the provided services and the receipt of payment exceeds twelve months and the financing benefit.

The Company is required to determine whether there is a significant financing component in its contracts. According to paragraph 60 of this standard, in determining the transaction price an entity shall adjust the amount of the consideration promised for the effects of the time value of money when a significant financing component is present. A significant financing component may exist independently if the promise of financing is expressly stated in the contract or implied in the terms of payment agreed by the parties to the contract. The Company should analyze if the payment period agreed by the parties to the contract (expressly or implicitly) provides the client or the entity with a significant financial benefit from the transfer of goods or services to the customer.

Based on the above, the Company performs an analysis to identify the existence of a significant financing component for public sector clients, since the average collection term for this client portfolio is approximately six months. The Company considered the average rate of 8.50% p.a. for the discount rate of 2018 (8.40% at December 31, 2017), which represents the discount rate usually applied by the Company to calculate the present value of its non-current assets and liabilities.

Revenue from the sale of products

Revenue from the sale of products refers to the sale of scrap, fuel gas, carbon credit, electric power. For the sale of products, revenue is recognized when the performance obligations is satisfied at the time the control of the product sold is transferred to the customer, usually at the time of receipt and acceptance.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

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

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.9.	Tax (Continued)

Deferred taxes (Continued)

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

Sales taxes

Revenues, expenses and assets are recognized net of sales tax, except:

•

When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable; and

•

When the amounts receivable or payable are stated with the amount of sales taxes included. The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

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

(b)	ISS rates vary according to the municipality; the ISS rate stated in the table above is the most commonly levied on the Company’s operations.
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

In addition, please see Note 27(a) for information in relation to PIS/COFINS paid in prior periods and recovered subsequently.

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

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

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

Assets and liabilities classified as held for sale are presented separately as current items on the statement of financial position.

2.10.2.	Discontinued operations

An asset qualifies as a discontinued operation if it represents a component of an entity that has been sold or classified as held for sale, and:

•	Represents a separate major line of business or geographical area of operations;

•	Is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	Is a subsidiary acquired exclusively for the purpose of resale.

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

December 31, 2018 and 2017

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

December 31, 2018 and 2017

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

December 31, 2018 and 2017

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

The following criteria are also applied in assessing impairment of specific assets:

PP&E

The test of PP&E impairment is performed annually or when circumstances indicate an impairment of the carrying value. At December 31, 2018 the Company recognized impairment losses on PP&E (see Note 11).

Goodwill

The test of goodwill impairment is performed annually at December 31, at the cash generating unit level.

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

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.14.	Financial instruments

Financial assets

i)	Initial recognition and measurement

Company determines financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. The Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price determined under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.14.	Financial instruments (Continued)

Financial assets (Continued)

ii)	Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments)

•	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

•	Financial assets at fair value through profit or loss

a)	Financial assets at amortized cost (debt instruments)

This category is the most relevant to the Company. The Company measures financial assets at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows and:

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Company´s financial assets at amortized cost include trade accounts receivables, contract assets and receivables from related parties under other current and non-current financial assets.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.14.	Financial instruments (Continued)

Financial assets (Continued)

ii)	Subsequent measurement (Continued)

b)	Financial assets at fair value through OCI (debt instruments) (Continued)

The Company measures debt instruments at fair value through OCI if both of the following conditions are met:

•	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling and;

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

c)	Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Company can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.14.	Financial instruments (Continued)

Financial assets (Continued)

d)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

iii)	Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company´s statement of financial position) when:

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.14.	Financial instruments (Continued)

Financial assets (Continued)

iii)	Derecognition (Continued)

•	The rights to receive cash flows from the asset have expire or:

•

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

iv)	Impairment of financial assets

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.14.	Financial instruments (Continued)

Financial assets (Continued)

iv)	Impairment of financial assets (Continued)

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.14.	Financial instruments (Continued)

Financial liabilities

i)	Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company´s financial liabilities include loans and financing, trade accounts payable, debentures, loans from related parties, accounts payable from land and others asset acquisition, put option on the Company’s shares and obligations relating to discontinued operations.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.14.	Financial instruments (Continued)

Financial liabilities (Continued)

ii)	Subsequent measurement

The measurement of financial liabilities depends on their classification, which can be as follows:

a)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Company has not designated any financial liability as at fair value through profit or loss, as of December 31, 2018 there is no derivative transaction.

b)	Loans and borrowings

This is the category most relevant to the Company. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss. This category generally applies to interest-bearing loans and borrowings. For more information, refer to Note 13.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.14.	Financial instruments (Continued)

Financial liabilities (Continued)

iii)	Derecognition (write-off)

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

Offsetting of financial instrument

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

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

December 31, 2018 and 2017

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

•

The estimated costs are recorded taking into account the present value of the obligation, discounted using the Company’s pre-tax long-term average weighted cost of capital rate of 15.66% in 2018 (15.26% and 14.30% in 2017 and 2016, respectively).

•	Cost estimates are reviewed annually, with the consequent review of present value calculation, adjusting the amounts of assets and liabilities already accounted for.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.17.	Provisions (Continued)

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

December 31, 2018 and 2017

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

i)	Estimates and assumptions

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

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.21.	Significant accounting judgments, estimates and assumptions (Continued)

i)	Estimates and assumptions (Continued)

Allowance for doubtful accounts

Trade receivables are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is recorded based on IFRS 9 standard, which requires the Company to record expected credit losses on all its financial assets measured at amortized cost and at fair value through other comprehensive income, on either a 12-month or lifetime basis, when applicable.

The Company perform an assessment monthly by segregating its financial assets based on their risk characteristics and counterpart, as follows: i) accounts receivable from private customers and ii) accounts receivable from public customers.

The Company applies the simplified approach and records lifetime expected losses on all its accounts receivable from customers. The Company updates the historical study of the behavior of the portfolio monthly and its risk matrix by age range on a monthly basis.

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

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.21.	Significant accounting judgments, estimates and assumptions (Continued)

i)	Estimates and assumptions (Continued)

Provision for legal proceedings

Provisions are recorded for tax, civil and labor contingencies. Assessment of the probability of loss includes the assessment of available evidence, hierarchy of laws, most recent court rulings and their relevance in the legal system, as well as the opinion of internal and external legal counsels. The provisions are periodically reviewed and adjusted to take into consideration changes in circumstances such as applicable statutes of limitation, conclusions of tax audits or additional exposures identified based on new issues or court decisions. Actual settlement of claims involving these estimates may result in amounts different from those estimated, due to the degree of judgment involved. The Company reviews its estimates and assumptions at least on an annual basis. Further details can be found in Note 20.

Provision for landfill closure

The Company recognized a decommissioning liability for landfill closure at the present value of expected costs to settle the obligation using estimated cash flows. In determining the fair value of the provision, assumptions and estimates are made in relation to discount rates, the expected cost for landfill closure and future maintenance of the site and the expected timing of those costs. Further details can be found in Note 19.

Tax

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be used. Management’s significant judgment is required so as to determine the amount of deferred tax assets amount than can be recognized based upon the likely and level of future taxable profit, together with future tax planning strategies. Further details can be found in Note 22.

Fair value measurement of stock option

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. Further details can be found in Note 21.2.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.21.	Significant accounting judgments, estimates and assumptions (Continued)

i)	Estimates and assumptions (Continued)

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (DCF) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See Note 30 for further disclosures.

Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured to fair value at each reporting date. The determination of the fair value is based on discounted cash flows.

Assets held for sale

On December 6, 2018, the Company and its Board of Directors approved the plan to sell shares on the Company´s Energy generation business, which has Enc Energy Brasil Participações S.A. (“Enc Energy”) as a minority shareholder, with 10% ownership. Negotiations with some investors were started and it is expected to be completed within one year. The Board of Directors considered the subsidiary to meet the criteria to be classified as held for sale at that date for the following reasons:

•	Companies’ from energy generation business are available for immediate sale and can be sold to the buyer in its current condition;

•	The actions to complete the sale were initiated and expected to be completed within one year from the date of the initial classification; and

•	A potential buyer has been identified and negotiations at the reporting date are at an advance stage.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.22.	New standards effective as of January 1, 2018

The Company applied IFRS 15 and IFRS 9 for the first time. The nature and effect of the changes as a result of adoption of these new standards are described below:

Several other amendments and interpretations apply for the first time in 2018, but do not have an impact on the consolidated financial statements of the Company. The Company has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

a)	IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 replaces IAS 39 - Financial Instruments for annual periods beginning on or after January 1, 2018. IFRS 9 brings together all three aspects of the accounting financial instruments project: classification and measurement, impairment and hedge accounting. The Company applied IFRS 9 using the retrospective modified approach, with the initial application date of January 1, 2018.

The effect of adopting IFRS 9 is, as follows:

(a.1) Classification and measurement

Under IFRS 9, debt instruments are subsequently measured at fair value through profit or loss, amortized cost, or fair value through OCI. The classification is based on two criteria: the Company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding.

The assessment of the Company’s business model was made as of the date of initial application, January 1, 2018, and then applied retrospectively to those financial assets that were not derecognized before January 1, 2018. The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

The classification and measurement requirements of IFRS 9 did not have a significant impact on the Company. The Company continued measuring at fair value all financial assets previously held at fair value under IAS 39. The following are the changes in the classification of the Company’s financial assets:

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.22.	New standards effective as of January 1, 2018 (Continued)

a)	IFRS 9 Financial Instruments (“IFRS 9”) (Continued)

(a.1) Classification and measurement (Continued)

•

Trade receivables and Other non-current financial assets previously classified as Loans and receivables are held to collect contractual cash flows and give rise to cash flows representing solely payments of principal and interest. These are now classified and measured as Debt instruments at amortized cost.

There are no changes in classification and measurement for the Company’s financial liabilities.

As at 1 January 2018		IFRS 9 measurement category
		Fair value through profit or loss	Amortized cost	Fair value through OCI
IAS 39 measurement category
Loans and receivables
Trade accounts receivable	778,106	—	781,598	—
Receivables from related parties	14,518	—	14,518	—

		—	796,116	—

*	The change in carrying amount is a result of additional impairment allowance. See discussion on impairment below.

(a.2) Impairment

The adoption of IFRS 9 has fundamentally changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires the Company to recognize an allowance for ECLs for all debt instruments not held at fair value through profit or loss.

The Company performed an assessment by segregating its financial assets based on their risk characteristics and counterpart, as follows: i) accounts receivable from private customers and ii) accounts receivable from public customers.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.22.	New standards effective as of January 1, 2018 (Continued)

a)	IFRS 9 Financial Instruments (“IFRS 9”) (Continued)

(a.2) Impairment (Continued)

The Company applied the simplified approach and recorded lifetime expected losses on all its accounts receivable from customers. The Company carried out a historical study of the behavior of the portfolio, creating a risk matrix by age range. As a result, a R$ 3,492 decrease in the allowance for doubtful accounts was recorded as of January 1, 2018, with the main factor being the new definition of the default term of the public sector. See below the table presenting the impacts.

b)	IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014, and amended in April 2016. IFRS 15 establishes a five-step model to account for revenues arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to receive in exchange for the transfer of goods or services to a customer.

The Company adopted the modified retrospective transition method, from January 1, 2018.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.22.	New standards effective as of January 1, 2018 (Continued)

b)	IFRS 15 Revenue from Contracts with Customers (Continued)

(b.1) Variable consideration – significant financial component

Receivables from public sector customers

Generally, public sector customers pay after the due date, and in some cases, payments may be as late as a year or more.

In accordance with IFRS 15, the Company is required to determine whether there is a significant financing component in its contracts. According to paragraph 60 of this standard, in determining the transaction price an entity shall adjust the amount of the consideration promised for the effects of the time value of money when a significant financing component is present. A significant financing component may exist independently if the promise of financing is expressly stated in the contract or implied in the terms of payment agreed by the parties to the contract. The Company should analyze if the payment period agreed by the parties to the contract (expressly or implicitly) provides the client or the entity with a significant financial benefit from the transfer of goods or services to the customer.

Based on the above, the Company performed an analysis to identify the existence of a significant financial component for public sector clients, since the average term of effective receipt for this client portfolio is approximately six months. The Company considered the average rate of 8.50% p.a. for the discount rate of 2018 (8.40% at December 31, 2017), which represents the discount rate usually applied by the Company to calculate the present value of its non-current assets and liabilities. The IFRS 15 adoption adjustments reduced equity by R$503 at January 1, 2018.

(b.2) Contract asset

A contract asset is the right to consideration in exchange for the services provided to the customer. If the Company performs by providing services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. For services rendered that customers have not yet approved at the end of the period, revenue is recognized based on estimates or work performed.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.22.	New standards effective as of January 1, 2018 (Continued)

b)	IFRS 15 Revenue from Contracts with Customers (Continued)

(b.3) Reversal of revenue

Under IFRS 15, the amount of the consideration may vary due to discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties or other similar items. The Company estimated that the effects of discounts and rebates amounted to R$1,948 at January 1, 2018, and made a corresponding adjustment in the equity statement.

In summary, the impact of the adoption of IFRS 15 was as follows:

Assets
Public sector customers	(503)
Reversal of revenues	(1,948)
Deferred income tax and social contribution -34%	191

Net impact on shareholders’ equity	(2,260)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.22.	New standards effective as of January 1, 2018 (Continued)

b)	IFRS 15 Revenue from Contracts with Customers

The effect of the adoption of IFRS 15 - Contract Revenue with Client and IFRS 9 - Financial Instruments as of January 1, 2018, with impacts on the opening balance sheet as of January 1, 2018, is presented below:

		Adjustment settings from the adoption of
	As previously reported 2017	IFRS 9 - Financial instruments	IFRS 15 - Revenue from contracts with customers	IFRS 15 - Reversal of revenue	IFRS 9 and IFRS 15 - Deferred income tax and social contribution	Adjusted in January 1, 2018
Assets
Current assets
Cash and cash equivalents	84,687	—	—	—	—	84,687
Marketable securities	42	—	—	—	—	42
Trade accounts receivable	669,237	(165,457)	(503)	(1,948)	—	501,329
Contract asset	—	168,949	—	—	—	168,949
Inventories	11,365	—	—	—	—	11,365
Taxes recoverable	101,870	—	—	—	—	101,870
Other receivables	34,947	—	—	—	—	34,947
Assets held for sale	6,580	—	—	—	—	6,580

Total current assets	908,728	3,492	(503)	(1,948)	—	909,749
Non-current assets
Related parties	14,518	—	—	—	—	14,518
Trade accounts receivable	108,869	—	—	—	—	108,869
Taxes recoverable	52,141	—	—	—	—	52,141
Prepaid expenses	174	—	—	—	—	174
Deferred taxes	44	—	—	—	—	44
Other receivables	14,473	—	—	—	—	14,473
Investments	7,206	—	—	—	—	7,206
Property, plant and equipment	689,451	—	—	—	—	689,451
Intangible assets	588,238	—	—	—	—	588,238

Total non-current assets	1,475,114	—	—	—	—	1,475,114

Total assets	2,383,842	3,492	(503)	(1,948)	—	2,384,883

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.22.	New standards effective as of January 1, 2018 (Continued)

		Adjustment settings from the adoption of
	As previously reported 2017	IFRS 9 - Financial instruments	IFRS 15 - Revenue from contracts with customers	IFRS 15 - Reversal of revenue	IFRS 9 and IFRS 15 - Deferred income tax and social contribution	Adjusted in January 1, 2018
Liabilities and equity
Current liabilities
Loans and financing	14,139	—	—	—	—	14,139
Trade accounts payable	128,113	—	—	—	—	128,113
Provision for landfill closure	20,651	—	—	—	—	20,651
Labor payable	117,925	—	—	—	—	117,925
Tax liabilities	169,505	—	—	—	—	169,505
Loans from related parties	82,788	—	—	—	—	82,788
Advances from customers	16,492	—	—	—	—	16,492
Accounts payable for acquisition of assets	8,965	—	—	—	—	8,965
Liabilities directly associated with the assets held for sale	32,992	—	—	—	—	32,992
Liabilities directly associated with the assets held for sale	23,787	—	—	—	—	23,787

Total current liabilities	615,357	—	—	—	—	615,357

Non-current liabilities
Loans and financing	371,375	—	—	—	—	371,375
Debentures	1,068,979	—	—	—	—	1,068,979
Provision for landfill closure	92,881	—	—	—	—	92,881
Provision for legal proceedings	147,762	—	—	—	—	147,762
Tax liabilities	395,784	—	—	—	—	395,784
Deferred taxes	137,028	—	—		622	137,650
Accounts payable for acquisition of assets	10,412	—	—	—	—	10,412
Other liabilities	168	—	—	—	—	168

Total non-current liabilities	2,224,389	—	—	—	622	2,225,011

Equity
Capital	17	—	—	—	—	17
Capital reserve	1,068,195	—	—	—	—	1,068,195
Other comprehensive income	1,768	—	—	—	—	1,768
Accumulated losses	(1,520,751)	3,492	(503)	(1,948)	(622)	(1,520,332)

	(450,771)	3,492	(503)	(1,948)	(622)	(450,352)
Non-controlling interest	(5,133)	—	—			(5,133)

Total equity	(455,904)	3,492	(503)	(1,948)	(622)	(455,485)

Total liabilities and equity	2,383,842	3,492	(503)	(1,948)	—	2,384,883

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.22.	New standards effective as of January 1, 2018 (Continued)

The effect of adopting IFRS 9 and 15 is, as follows:

Impact on statement of profit or loss (increase/(decrease) in profit or loss):

	Adjustment
	December 2018	IFRS 9	IFRS 15	December 31, 2018 Excluding the effects of the adoption of IFRS 15 and IFRS 9
Revenue from services rendered	1,260,587	—	23,509	1,284,096
Cost of services	(979,183)	—	—	(979,183)

Gross profit	281,404	—	23,509	304,913
Operating income (expenses)
General and administrative expenses	(327,286)	—	—	(327,286)
Selling expenses, net	5,324	(24,032)	—	(18,708)
Share of (loss) profit of an associate	(3,339)	—	—	(3,339)
Other operating expenses, net	(540,647)	—	—	(540,647)

	(865,948)	(24,032)	—	(889,980)

Loss before finance income and expenses	(584,544)	(24,032)	23,509	(585,067)
Finance expenses	(251,693)	—	—	(251,693)
Finance income	116,313	—	(11,138)	105,175

Loss before income and social contribution taxes	(719,924)	(24,032)	12,371	(731,585)
Current income and social contribution taxes	(41,623)	—	—	(41,623)
Deferred income and social contribution taxes	76,488	—	—	76,488

Loss for the year from continuing operations	(685,059)	(24,032)	12,371	(696,720)

Discontinued operations
Loss after income and social contribution tax from discontinued operations	(5,405)	—	—	(5,405)

Loss for the year	(690,464)	(24,032)	12,371	(702,125)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.22.	New standards effective as of January 1, 2018 (Continued)

The effect of adopting IFRS 9 and 15 is, as follows:

Impact on basic and diluted earnings per share (EPS) (increase/(decrease) in EPS:

Earnings (loss) per share:
Basic, loss for the year attributable to equity holders of the parent (in Reais)	(R$	0.26)
Diluted, loss for the year attributable to equity holders of the parent (in Reais)	(R$	0.24)
Loss per share from continuing operations
Basic, loss from continuing operations attributable to equity holders of the parent (in Reais)	(R$	0.30)
Diluted, loss from continuing operations attributable to equity holders of the parent (in Reais)	(R$	0.28)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.23.	Accounting standards and interpretations issued recently and not yet adopted by the Company

As of the date of the consolidated financial statements, the following issues and changes in IFRS and IFRICs had been published, but were not mandatory for the year ended December 31, 2018.

The Company has not early adopted any of the Standards below.

Based on the analyzes made so far, the Company estimates that the adoption of these standards, amendments and interpretations will not have a significant impact on the consolidated financial statements in the initial period of adoption, except for the effects of IFRS 16, as explained below.

IFRS 16 – Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16, which is effective for annual periods beginning on or after January 1, 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Presentation of financial statements and significant accounting practices adopted (Continued)

2.23.	Accounting standards and interpretations issued recently and not yet adopted by the Company

IFRS 16 – Leases (Continued)

The Company plans to adopt IFRS 16 using the retrospective modified transition method.

On January 1, 2019, the Company recognized a right to use asset and a lease liability of R$ 23,264.

IFRIC 23 – Uncertainty about treatment of taxes on profit

The new interpretation establishes requirements for recognition and measurement in situations where the Company has defined during the process of calculating income taxes (income and social contribution taxes) the use of tax treatments that may be classified as uncertain and, therefore, may be questioned by the tax authority. This interpretation is effective for fiscal years beginning on or after January 1, 2019.

In the evaluation of the Company’s Management, no significant impacts are expected as a result of the interpretation, since all the procedures adopted for the determination and collection of taxes on profit are supported by the legislation and precedents of Administrative and Judicial Courts.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

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

As of December 31, 2018, the Company recorded negative working capital (calculated as total current assets minus total current liabilities) of R$1,289.8 million and a capital deficiency (corresponding to total assets minus total liabilities) of R$1,149.2 million (working capital of R$293.4 million and a capital deficiency of R$455.9 million as of December 31, 2017).

As a result of liquidity constraints, the Company was not able to comply with the financial covenants included in its Debt Instruments for the year ended on December 31, 2018 and we are currently in breach of such covenants. In addition, on March 6, 2018, Angra confirmed the exercise of its put option to sell all of its shares of the Company, which requires the payment of the exercise price by approximately R$40.3 million by September 6, 2018, as of the date of this annual report, we have not yet made any payments to Angra due to our liquidity constraints, and the rescheduled payment terms are still being negotiated.

Furthermore, Management has identified several significant obligations arising during 2019 that require funding through liquidity, primarily relating to (a) the payments required to make for severance and other demobilization costs related to discontinued operations and (b) capital expenditures required in connection with contract renewals.

The Company´s Management is engaged in efforts to generate liquidity in order to improve the liquidity position and fund their obligations, including negotiations in respect of the sale of certain assets, which sales will likely require the approval of the holders of our Debt Instruments.

In addition, the Company, with the approval of its Board of Directors, has initiated negotiations with the holders of the Debt Instruments, as well as other relevant creditors, with the goal of restructuring its financial and such other debt. In that regard, the Company engaged an outside restructuring advisor as well as outside legal counsel to advise in connection with a potential debt restructuring process. The Company is currently seeking to conclude the debt restructuring process in the course of 2019.

There can be no assurance that the debt restructuring process will be successful or that we will be able to generate sufficient liquidity in order to fully address our liquidity concerns. Our inability to significantly improve our liquidity position and comply with our financial covenants and other payment obligations could have a material adverse effect on us and result in a judicial or judicial reorganization process, which may result in our shareholders losing their entire investment.

There were no changes in the objectives, policies or processes for managing capital during the years ended December 31, 2018 and 2017.

	2018	2017

Loans and financing (Note 13)	628,297	385,514
Debentures (Note 14)	966,386	1,068,979
(-) Cash and cash equivalents (Note 4)	(18,862)	(84,687)
(-) Marketable securities	(42)	(42)

Net debt	1,575,779	1,369,764
Equity (capital deficiency)	(1,149,210)	(455,904)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

4.	Cash and cash equivalents

Cash and cash equivalents is as follows:

Description	2018	2017
Cash	168	170
Bank account	4,262	44,123
Bank Deposit Certificates (a)	14,432	40,394

Total	18,862	84,687

(a)

Refers to highly-liquid Bank Deposit Certificates (CDBs) under repurchase agreements with returns substantially tied to a variation ranging between 75.0% and 90.0% of the Brazilian Interbank Deposit Certificate (CDI) rate.

For the purpose of the statement of cash flows, cash and cash equivalents comprise the following at 31 December:

Description	2018	2017	2016
Cash	168	170	110
Bank account	4,262	44,123	2,861
Bank Deposit Certificates (a)	14,432	40,394	28,112

	18,862	84,687	31,083
Cash at banks and short-term deposits attributable to discontinued operations (note 10.2)	1,655	—	—

Total	20,517	84,687	31,083

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade accounts receivable

Description	2018	2017
Trade accounts receivable	757,991	966,827
Carbon credits (a)	7,306	2,998

	765,297	969,825
( - ) Adjustment to present value (b)	(32,456)	(34,472)
( - ) Allowance for doubtful accounts	(109,966)	(157,247)

Total	622,875	778,106

Current	501,821	669,237
Non-current	121,054	108,869

(a)

The Company entered into an agreement on June 17, 2015 with Nordic Environment Finance Corporation referring to the Clean Development Mechanism (MDL), whereby the biogas generated in a landfills is burned and transformed into carbon credits. The balances as of December 31, 2018 refers to credits generated in the current fiscal year and that the Company expects to realize in 2019 due to usual timing of credit approval.

(b)	The adjustment of long-term receivables to present value was calculated using a discount rate of 8.50% per year.

The aging of trade accounts receivable is as follows:

Description	2018	2017
Unbilled	—	168,949
Falling due	327,327	386,030
Overdue up to 30 days	37,530	56,067
Overdue from 31 to 60 days	27,375	26,403
Overdue from 61 to 90 days	42,788	30,232
Overdue from 91 to 180 days	88,377	65,569
Overdue from 181 to 360 days	60,698	79,328
Overdue for more than 360 days	181,202	157,247

Total	765,297	969,825

Changes in the allowance for doubtful accounts are as follows:

Description	2018	2017	2016
Opening balance	(157,247)	(155,341)	(168,210)
Additional allowance	(26,311)	(104,963)	(304,436)
Reversal of allowance	36,823	103,057	317,279
Transfer to discontinued operations	497	—	26
Write-off referring to actual losses	32,780	—	—
Change in accounting practice	3,492	—	—

Closing balance	(109,966)	(157,247)	(155,341)

Contract asset

On December 31, 2018, the Company presented contact assets amounting to R$ 120,308.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Taxes recoverable

Description	2018	2017
Corporate income tax (IRPJ) (a)	29,842	56,342
Social contribution tax (CSLL) (a)	10,999	16,743
Social security contribution tax (INSS) (b)	24,576	19,669
Integration program (PIS) / Social security financing (COFINS) / Social contribution tax (CSLL)(c)	13,616	9,259
Withholding income tax (IRRF) (d)	9,570	16,946
PIS/COFINS recoverable on acquisition of assets (e)	24,566	13,099
Other	16,398	21,953

Total	129,567	154,011
Current	98,367	101,870
Non-current	31,200	52,141

(a)	IRPJ and CSLL are related to tax advances recorded on estimation basis throughout the year.
(b)

INSS is a social security charge levied on wages paid to employees. On certain services rendered, clients are required to withhold 11% of the amounts billed and pay INSS tax on our behalf, with no impact to the statement of profit or loss. Credits are used to compensate INSS payable.

(c)

Services rendered require our clients to retain and pay taxes on our behalf. The rate of 4.65% in relation to PIS, COFINS and CSLL tax on applicable services rendered is withheld from receivables from clients and recognized as a tax recoverable, with no impact to the statement of profit or loss.

(d)

Refers to IRRF retained by financial institutions from the Company’s financial investments and on certain services rendered, clients are required to withhold 1.5% of the amounts billed to them and pay IRPJ (Income tax) on our behalf, with no impact to the statement of profit or loss.

(e)	Refers to PIS/COFINS credits obtained from the acquisition of some property, plant and equipment.

7.	Other receivables

Description	2018	2017
Judicial deposits	18,398	19,059
Advances to employees	1,026	2,204
Accounts receivable from non-controlling interest (a)	8,930	10,334
Advances to suppliers	3,258	2,933
Dividends receivable	3,938	1,265
Prepaid expenses	6,127	7,165
Other (b)	10,931	6,460

Total	52,608	49,420

Current	31,960	34,947
Non-current	20,648	14,473

(a)	Mainly relates to a receivable from Soma’s non-controlling shareholder, Corpus Saneamento e Obras Ltda.
(b)	Includes receivables from the sale of assets on the total amount of R$ 5,783 in 2018.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related parties

a)	Accounts receivable and payable

In the ordinary course of business the Company receives or loans cash to its associates as part of its cash management.

At December 31, 2018 and 2017, balances with associates are as follows:

	2018	2017
Assets
Attend Ambiental (a)	—	10,960
Other	2,218	3,558

Total non-current	2,218	14,518

	2018	2017
Liabilities
Hulshof Participações Ltda (b)	21,518	37,349
Wilson Quintella Filho (d)	9,222	7,220
Angra Infra FIP (c)	41,662	37,884
Estre Coleta Holding (d)	7,272	—
Logistica Ambiental - Loga	731	—
Other	1,721	335

Total current	82,126	82,788

(a)	Referes to intercompany transaction within Attend Ambiental which was settled at December 31, 2018.
(b)

On December 20, 2017, the Company signed a non-compete agreement and other covenants, with Hulshof Participações (“Hulsholf”) and Wilson Quintella Filho (“Wilson”). In such agreement, the Company agreed a non-compete fee to be paid to Wilson and Hulshof, in the amount of US$15,000 (US$12,450 for Hulshof and US$2,550 for Wilson). Negotiation with the holders was also included such debt in the 2019 debt restructuring efforts.

(c)	Refers to the put option exercised by Angra Infra FIP. Refer to Note 21.6.
(d)	Intercompany balances from the spin off transaction of Estre Coleta Holding.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related parties (Continued)

b)	Other related-party transactions

The Company conducts transactions under market conditions, agreed in major cases with contracts between the parties, based on the type of operation.

Revenues and accounts receivable from related parties for waste management services provided, included under revenue from services and trade accounts receivable, respectively, are as follows:

	Revenues			Trade accounts receivable
	2018	2017	2016	2018	2017
CGR Catanduva	85	—	247	85	—
Loga	417	2,894	—	417	1,143
Attend	37	64	69	37	12
Other	33	6	92	41	34

Total	572	2,964	408	580	1,189

Costs and accounts payable to related parties for waste management services provided, included under cost of services and trade accounts payable, respectively, are as follows:

	Costs of services			Trade accounts payable
	2018	2017	2016	2018	2017
Terrestre Ambiental Ltda.	5	3	55	13	8
Unidade de Tratamento de Resíduos S.A.	—	60	361	—	—
Loga.	—	—	50	34	34
Attend (a)	2,219	2,457	1,350	456	2,045

Total	2,224	2,520	1,816	503	2,087

(a)	Referes to treatment services cost Leachete.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related parties (Continued)

c)	Interest expense and balance of debentures and private debt acknowledgement

As mentioned in Note 13 and 14, the Company has debentures and private debt acknowledgments issued held by its shareholder BTG Pactual, as follows:

	Financial expenses			Debt
Related parties	2018	2017	2016	2018	2017
Debentures	(25,815)	(117,879)	(134,062)	261,199	419,236
Private Debt Acknowledgment Instrument	(55,444)	(1,275)	—	581,901	357,789

d)	Key management personnel compensation

Key management personnel compensation of the Company is as follows:

Description	2018	2017	2016
Salaries and social security charges (*)	14,687	7,300	6,999
Bonuses and social security charges	8,208	6,854	6,124
Stock options	1,440	6,197	28,937

Total compensation	24,335	20,351	42,060

The compensation of key management personnel of the Company includes salaries and bonuses, vacation benefits and 13th monthly salary pay, social security contribution tax (INSS), unemployment compensation fund (FGTS), variable compensation program and stock options.

The Company does not offer any additional post-employment benefit to its employees, and does not offer other additional benefits.

Balances payable to the Company’s key management personnel are recorded under Labor payable.

(*)	In 2018, include the Board of Directors and related committees.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Business combination

Estre Brazil held an ownership interest of 50% in CGR Catanduva – Centro de Gerenciamento de Resíduos Ltda. (“CGR Catanduva”), through its subsidiary Geo Vision Soluções Ambientais e Energia S.A. (“Geovision”), which, prior to obtaining control as described below, was accounted for under the equity method. On January 2, 2017, the shareholders of Catanduva agreed to amend its articles of incorporation, as follows:

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

Fair value of assets acquired and liabilities assumed

The fair value of the identifiable assets and liabilities of CGR Catanduva as of May 31, 2017 were as follows:

Fair value
ASSETS
Cash and cash equivalents	1,513
Accounts receivable	2,280
Taxes recoverable	3,025
Other credits	22
Property, plant and equipment	14,125
Intangible assets - customer relationship	2,195

Total assets	23,160
LIABILITIES
Trade payables	(296)
Loans and financing	(544)
Tax installments	(5,900)
Taxes payables	(1,858)
Other liabilities	(1,373)
Deferred taxes liability	(746)

Total liabilities	(10,717)

Total identifiable net assets at fair value	12,443
Non-controlling interests at the proportionate share of the value of net identifiable assets acquired (50% of net assets)	(6,222)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Business combination (Continued)

The Company did not incur any significant acquisition related costs.

The Company obtained control of Catanduva without transferring any consideration and with no changes in its percentage ownership, which was remeasured at fair value on the date when control was obtained, resulting in the recognition of a gain of R$724. Such gain was recognized in other operating expenses, net (Note 27).

Catanduva contributed R$5,960 of net revenue and R$425 of profit before tax from continuing operations to the Company’s consolidated results for the year ended December 31, 2017. Had the combination taken place at the beginning of the year, consolidated net revenue from continuing operations contributed by Catanduva would have been R$12,788 and consolidated profit before tax from continuing operations would have been R$1,251.

The stake held by Estre Brazil at CGR Catanduva was sold in December 2018 (see details at Note 1.3.3).

10.	Investments and assets and liabilities held for sale

10.1	Investments

Investments are classified as follows:

Description	2018	2017
Investments	7,663	7,206

Total investments	7,663	7,206

Presented below are the percentage ownership of the Company’s interest in associates and joint ventures and related key information as at December 31, 2018 and 2017.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Investments and assets and liabilities held for sale (Continued)

10.1.	Investments (Continued)

	December 31, 2018
	Interest held	Current assets	Non-current Assets	Current liabilities	Non-current Liabilities	Equity	Net revenue	Net income (loss)
Associates
Metropolitana Serviços Ambientais Ltda.	50.00%	584	15,330	221	367	15,326	—	(6,677)

	December 31, 2017
	Interest held	Current assets	Non-current Assets	Current liabilities	Non-current Liabilities	Equity	Net revenue	Net income (loss)
Associates
Metropolitana Serviços Ambientais Ltda.	50.00%	5,100	10,764	1,078	373	14,413	—	(1,786)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Investments and assets and liabilities held for sale (Continued)

10.1.	Investments (Continued)

Changes in investments at December 31, 2018 are as follows:

	Balances at 12/31/2017	Capital contribution and future capital contribution	Share of profit of an associate	Business Combination	Transfer of associates	Other	Balances at 12/31/2018
Associates
Metropolitana Serviços Ambientais Ltda.	7,206	3,685	(3,339)	—	—	111	7,663

Total	7,206	3,685	(3,339)	—	—	111	7,663

Changes in investments at December 31, 2017 are as follows:

	Balances at 12/31/2016	Capital contribution and future capital contribution	Share of profit of an associate	Business Combination	Transfer of associates	Other	Balances at 12/31/2017
Associates
Logística Ambiental de São Paulo – Loga	16,697	—	—	—	(18,073)	1,376	—
Unidade de Tratamento de Resíduos – UTR S.A.	6,643	—	(303)		—	(6,340)	—
CGR – Catanduva Centro Ger. Resíduos Ltda. (a)	4,396	—	176	(4,572)	—	—	—
Terrestre Ambiental Ltda.	7,995	—	—	—	(8,098)	103	—
ATTEND Ambiental Ltda.	2,158	—	—	—	(2,842)	684	—
Metropolitana Serviços Ambientais Ltda.	6,578	1,026	(893)	—	—	495	7,206

Total investments	44,467	1,026	(1,020)	(4,572)	(29,013)	(3,682)	7,206
Goodwill on investment acquisition	70,185	—	—	—	(71,117)	932	—

Total	114,652	1,026	(1,020)	(4,572)	(100,130)	(2,750)	7,206

(a)	On May 31, 2017, the Company became the controlling shareholder (refer to Note 9).

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Investments and assets and liabilities held for sale (Continued)

10.2.	Discontinued operations and assets and liabilities held for sale

Discontinued operations are comprised by:

	2018	2017
a) Income Statements
CGR Doña Juana (1.3.1)	27,169	687
Estre Energia Renovável (1.3.4)	1,665	3,245
Guatapará Energia S.A (1.3.4)	1,620	3,064
Companies sold to Latte Participações	—	7,346

Total	30,454	14,342

b) Assets
Leccaros (10.2.2)	—	6,580
Estre Energia Renovável (1.3.4)	56,452	—
Guatapará Energia S.A (1.3.4)	25,005	—

Total	81,457	6,580

b) Liabilities
CGR Doña Juana (10.2.1)	—	23,787
Estre Energia Renovável (1.3.4)	36,384	—
Guatapará Energia S.A (1.3.4)	4,817	—

Total	41,201	23,787

10.2.1.	CGR Doña Juana

At December 31, 2016, the Company classified Doña Juana as an asset held for sale in accordance with IFRS 5. After the investment in Doña Juana was classified as held for sale, the Company accounts for such investment under the equity method in accordance with IAS 28. At November 2018, the Company concluded the sale of Doña Juana (see Note 1.3.1).

For the years ended December 31, 2018, 2017 and 2016, Doña Juana’s profit or loss for the year was as follows:

	2018	2017	2016
Revenue from services rendered	54,782	69,384	52,000
Cost of services	(45,027)	(56,384)	(38,807)

Gross profit	9,755	13,000	13,193
General and administrative expenses	(6,723)	(5,904)	(4,856)
Other operating expenses, net	(15,934)	(1,707)	(1,253)
Finance costs, net	(3,663)	(4,083)	(6,076)
Current and deferred income and social contribution taxes	(474)	41	(927)

Profit (loss) for the year	(17,039)	1,347	81

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Investments and assets and liabilities held for sale (Continued)

10.2.	Discontinued operations and assets and liabilities held for sale (Continued)

10.2.1.	CGR Doña Juana (Continued)

Main classes of assets and liabilities of CGR Doña Juana classified as held for sale at December 31, 2017 are as follows:

2017
Assets
Current assets
Cash and cash equivalents	3,092
Trade accounts receivable	7,581
Taxes recoverable	436
Advances to suppliers	4,305
Other current assets	2,818

Total current assets	18,232

Non-current assets
Property, plant and equipment	8,862
Intangible assets	6,821
Other current assets	49

Total non-current assets	15,732

Total assets	33,964

2017
Liabilities
Current liabilities
Loans and financing	29,714
Trade accounts payable	21,481
Labor payable	863
Tax liabilities	6,010
Other current liabilities	10,367

Total current liabilities	68,435

Non-current liabilities	—
Capital	6,858
Accumulated losses	(41,329)

Total equity	(34,471)

Total liabilities and equity	33,964

Net cash flows incurred by CGR Doña Juana are as follows:

	2018	2017	2016
Operating activities	22,274	27,404	26,477
Investing activities	(15,911)	(17,675)	(14,216)
Financing activities	(3,562)	(8,053)	(13,115)

Net cash generated/(used)	2,801	1,676	(854)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Investments and assets and liabilities held for sale (Continued)

10.2.	Discontinued operation and assets and liabilities held for sale (Continued)

10.2.2	Disposal of interest in Leccaros.

On April 23, 2018, the Company completed the sale of its 50% interest in Leccaros Participações S.A. (“Leccaros”), for a total selling price of R$22,067, of which R$10,000 in cash was received upon closing the transaction and R$12,067 will be received in 12 equal monthly instalments. Leccaros owned a single asset represented by a land located in São Paulo state and did not have any operations. The net assets of Leccaros as of December 31, 2017, amounted to R$6,580 (R$3,283 attributable to equity holders of the parent). The transaction resulted in a gain on sale of R$37,567 (gain of R$18,784 attributable to equity holders of the parent see Note 27).

As of December 31, 2017, the Company classified its investment in Leccaros as an asset held for sale.

10.2.3	Sale of subsidiaries related to energy business unit

On December 6, 2018, the Company and its Board of Directors approved the plan to sell the Company’s Energy generation business. Negotiations with some investors already started and it is expected that the sale will be completed within one year. (See Note 1.3.4).

For the years ended December 31, 2018, 2017 and 2016, subsidiaries related to energy business unit profit or loss for the year was as follows:

Guatapará Energia S.A.
	2018	2017	2016
Revenue from services rendered	8,659	9,115	8,251
Cost of services	(6,916)	(5,614)	(4,725)

Gross profit	1,743	3,501	3,526
General and administrative expenses	(164)	(299)	(180)
Other operating income (expenses), net	811	1,252	2,482
Finance income (costs), net	(24)	(799)	(1,007)
Current and deferred income and social contribution taxes	(746)	(410)	(331)

Profit for the year from discontinued operation	1,620	3,245	4,490

Estre Energia Renovável Part. S.A.
	2018	2017	2016
Revenue from services rendered	18,310	10,383	4,750
Cost of services	(8,975)	(5,891)	(3,862)

Gross profit	9,335	4,492	888
General and administrative expenses	(1,933)	(1,284)	(703)
Other Operating income (expenses), net	(788)	18	133
Finance income (costs), net	(4,365)	149	(793)
Current and deferred income and social contribution taxes	(584)	(311)	(768)

Profit (loss) for the year from discontinued operation	1,665	3,064	(1,243)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Investments and assets and liabilities held for sale (Continued)

10.2.	Discontinued operation and assets and liabilities held for sale (Continued)

10.2.3	Sale of subsidiaries related to energy business unit (Continued)

Main classes of assets and liabilities of of subsidiaries related to energy business unit classified as held for sale at December 31, 2018 and 2017 are as follows:

Guatapará Energia S.A.
	2018	2017
Assets
Current assets
Cash and cash equivalents	560	763
Trade accounts receivable	1,536	1,305
Intercompany trade receivable from Grupo Estre (*)	1,427	—
Other current assets	823	746

Total current assets	4,346	2,814

Non-current assets
Property, plant and equipment	21,938	23,048
Other current assets	148	—

Total non-current assets	22,086	23,048

Total assets	26,432	25,862

	2018	2017
Liabilities
Current liabilities
Trade accounts payable	1,785	2,167
Tax liabilities	360	178
Other current liabilities	2,672	3,072

Total current liabilities	4,817	5,417

Non-current liabilities	—	—
Capital	10,682	10,682
Reserves	10,933	9,763

Total equity	21,615	20,445

Total liabilities and equity	26,432	25,862

(*)	The balances of related parties to Estre group companies are eliminated in the Consolidated.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Investments and assets and liabilities held for sale (Continued)

10.2.	Discontinued operation and assets and liabilities held for sale (Continued)

10.2.3	Sale of subsidiaries related to energy business unit (Continued)

Estre Energia Renovável Part. S.A.
	2018	2017
Assets
Current assets
Cash and cash equivalents	1,095	2,721
Trade accounts receivable	1,323	2,180
Intercompany trade accounts receivable Group Estre (*)	850	—
Other current assets	325	160

Total current assets	3,593	5,061

Non-current assets
Property, plant and equipment	53,693	57,605
Other current assets	16	16

Total non-current assets	53,709	57,621

Total assets	57,302	62,682

	2018	2017

Liabilities
Current liabilities
Trade accounts payable	14,190	16,413
Labor payable	152	87
Tax liabilities	2,416	1,731
Loans from related parties with Group Estre (*)	6,407	20,500

Other current liabilities	16,889	7,671

Total current liabilities	40,054	46,402
Non-current liabilities
Tax liabilities	2,737	2,670

Non-current liabilities	2,737	2,670
Capital	12,000	12,000
Reserves	2,511	1,610

Total equity	14,511	13,610

Total liabilities and equity	57,302	62,682

(*)	The balances of related parties to Estre group companies are eliminated in the Consolidated.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Investments and assets and liabilities held for sale (Continued)

10.2.	Discontinued operation and assets and liabilities held for sale (Continued)

10.2.3	Sale of subsidiaries related to energy business unit (Continued)

Net cash flows incurred by subsidiaries related to energy business unit are as follows:

Guatapará Energia S.A.
	2018	2017	2016
Operating activities	3,097	5,162	(4,400)
Investing activities	(3,300)	(4,399)	2,519
Financing activities	—	—	2,500

Net cash generated/(used)	(203)	763	619

Estre Energia Renovável Part. S.A.
	2018	2017	2016
Operating activities	(433)	25,076	(4,971)
Investing activities	(1,193)	(22,496)	(16,576)
Financing activities	—	—	21,499

Net cash generated/(used)	(1,626)	2,580	(48)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Property, plant and equipment

				Net
Description	Weighted average rate p.a.%	Costs	Accumulated depreciation	2018	2017
Landfills – land and implementation of cells (a)	8.35%	562,063	(328,504)	233,559	282,655
Buildings and facilities	5.28%	168,538	(64,748)	103,790	123,514
Biogas burning facilities	5.00%	9,337	(2,996)	6,341	6,682
Operating equipment	9.04%	136,144	(83,005)	53,139	117,171
Furniture and fixtures	10.20%	8,693	(5,585)	3,108	3,629
Computers and peripherals	16.95%	11,569	(9,238)	2,331	2,647
Vehicles	16.72%	293,853	(250,565)	43,288	69,718
Aircraft	—	—	—	—	9,191
UVR – Waste recovery unit	7.52%	55,359	(24,941)	30,418	38,033
Other property, plant and equipment	14.93%	468	(419)	49	89
Advances to suppliers	—	1,222	—	1,222	4,743
Construction in progress (b)	—	34,820	—	34,820	31,379

Total		1,282,066	(770,001)	512,065	689,451

(a)

Land intended for landfills and respective buildings are subject to depletion and depreciation calculated based on the usage volume of the landfill. In 2018, depletion and depreciation weighted average rates were 8.35% p.a. (8.00% p.a. for 2017) Landfills include decommissioning cost as explained in Note 19.

(b)

Construction in progress refers basically to the acquisition of the Waste Sorting Machine (Tyrannosaurus) of R$17,789 in 2018 and Building shed of the Waste Sorting Machine (Tyrannosaurus) for R$4,855 in 2018.

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

Finance lease agreements

The net carrying amount of property, plant and equipment under finance lease agreements at December 31, 2018 and 2017 was R$42,867 and R$17,280, respectively.

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

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Property, plant and equipment (Continued)

Changes in property, plant and equipment for the years 2018 and 2017 were as follows:

	December 31, 2017	Additions	Sale and Write-offs (b)	Impairment	Transfer	Sale of subsidiary and held for sale (a)	December 31, 2018
Costs
Landfills (land and implementation of cells)	599,985	76,008	(23,836)	(78,020)	3,871	(15,945)	562,063
Buildings	186,661	6,216	(7,992)	(8,159)	(2,112)	(6,076)	168,538
Biogas burning facilities	9,212	—	—	(7)	132	—	9,337
Operating equipment	221,726	11,235	(30,154)	(19,018)	15,668	(63,313)	136,144
Furniture and fixtures	9,438	548	(142)	(1,308)	187	(30)	8,693
Computers and peripherals	11,367	772	(60)	(669)	169	(10)	11,569
Vehicles	309,513	21,917	(11,892)	(5,504)	(19,326)	(855)	293,853
Aircraft	16,791	—	(16,791)	—	—	—	—
UVR – Waste recovery unit	60,963	90	(5,741)	—	47	—	55,359
Other property, plant and equipment	485	5	—	(23)	1	—	468
Advances to suppliers	4,743	1,109	(692)	—	(3,938)	—	1,222
Construction in progress	31,379	22,227	(323)	(1,142)	5,301	(22,622)	34,820

Total costs	1,462,263	140,127	(97,623)	(113,850)	—	(108,851)	1,282,066
Depreciation
Landfills (land and implementation of cells)	(317,330)	(49,555)	549	31,231	(390)	6,991	(328,504)
Buildings	(63,147)	(8,570)	3,728	2,494	—	747	(64,748)
Biogas burning facilities	(2,530)	(469)	—	3	—	—	(2,996)
Operating equipment	(104,555)	(16,667)	17,591	10,739	—	9,887	(83,005)
Furniture and fixtures	(5,809)	(790)	31	975	—	8	(5,585)
Computers and peripherals	(8,720)	(1,202)	43	632	—	9	(9,238)
Vehicles	(239,795)	(26,167)	8,952	5,378	390	677	(250,565)
Aircraft	(7,600)	(528)	8,128	—	—	—	—
UVR – Waste recovery unit	(22,930)	(4,611)	2,600	—	—	—	(24,941)
Other property, plant and equipment	(396)	(46)	—	23	—	—	(419)

Total depreciation	(772,812)	(108,605)	41,622	51,475	—	18,319	(770,001)

Total property, plant and equipment, net	689,451	31,522	(56,001)	(62,375)	—	(90,532)	512,065

(a)	Refers to the sale of CGR Catanduva and reclassification of Energy business to assets held for sale.
(b)	Refers to write-off of assets according to the Company’s inventory procedure carried out in December 2018.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Property, plant and equipment (Continued)

	December 31, 2016	Additions	Write-offs	Impairment	Transfer	Additions related to business combination (a)	December 31, 2017
Costs
Landfills (land and implementation of cells)	592,092	83,843	(52,170)	(33,110)	(6,580) (b)	15,910	599,985
Buildings	180,179	7,247	(323)	(1,107)	—	665	186,661
Biogas burning facilities	9,255	—	—	(43)	—	—	9,212
Operating equipment	191,545	13,787	(557)	(1,742)	17,627	1,066	221,726
Furniture and fixtures	8,878	477	(10)	(87)	—	180	9,438
Computers and peripherals	10,579	815	(4)	(131)	—	108	11,367
Vehicles	300,422	12,965	(3,751)	(493)	—	370	309,513
Aircraft	16,791	—	—	—	—	—	16,791
UVR – Waste recovery unit	60,700	263	—	—	—	—	60,963
Other property, plant and equipment	456	29	—	—	—	—	485
Advances to suppliers	5,177	1,896	(2,293)	(37)	—	—	4,743
Construction in progress	13,439	35,567	—	—	(17,627)	—	31,379

Total costs	1,389,513	156,889	(59,108)	(36,750)	(6,580)	18,299	1,462,263
Depreciation
Landfills (land and implementation of cells)	(308,520)	(48,026)	39,966	1,228	—	(1,978)	(317,330)
Buildings	(52,871)	(10,441)	16	150	—	(1)	(63,147)
Biogas burning facilities	(2,070)	(468)	—	8	—	—	(2,530)
Operating equipment	(82,648)	(23,033)	462	667	—	(3)	(104,555)
Furniture and fixtures	(4,961)	(898)	5	49	—	(4)	(5,809)
Computers and peripherals	(7,466)	(1,367)	2	120	—	(9)	(8,720)
Vehicles	(211,527)	(31,631)	3,267	96	—	—	(239,795)
Aircraft	(6,335)	(1,265)	—	—	—	—	(7,600)
UVR – Waste recovery unit	(18,325)	(4,605)	—	—	—	—	(22,930)
Other property, plant and equipment	(337)	(59)	—	—	—	—	(396)

Total depreciation	(695,060)	(121,793)	43,718	2,318	—	(1,995)	(772,812)

Total property, plant and equipment, net	694,453	35,096	(15,390)	(34,432)	(6,580)	16,304	689,451

(a)	Refers to PP&E of CGR Catanduva, which the Company started consolidating starting on May 31, 2017 (refer to Note 1.3 and 9).
(b)	Refers to the transfer of Leccaro’s assets previously consolidated to assets held for sale (refer to Note 10.2.2).

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Intangible assets

At December 31, 2018 and 2017, the breakdown of intangible assets is as follows:

					Net
Description	Useful life (months)		Cost	Accumulated amortization/ impairment	2018	2017

Software	60		51,263	(27,944)	23,319	28,232
Other intangible assets			24,106	(8,022)	16,084	38,050
Customer relationship	(a	)	36,667	(35,930)	737	30,808
Licenses	(a	)	1,375	(469)	906	24,705
Goodwill on acquisitions	—		17,945	—	17,945	466,443

Total			131,356	(72,365)	58,991	588,238

(a)

The Company determined internally the fair value of identifiable intangible assets, consisting mainly of customer relationships and licenses, which are subject to amortization based on the contractual conditions set forth in each case.

Changes in intangible assets for 2018 and 2017 are as follows:

	December 31, 2017	Additions	Write-offs	Transfer	Impairment	December 31, 2018
Costs
Software	48,857	3,015	—		(609)	51,263
Other intangible assets	44,688	—	(13,967)	(6,615)	—	24,106
Customer relationship	132,886	—	(2,196)	—	(94,023)	36,667
Licenses	24,705	—	(11,203)	—	(12,127)	1,375
Goodwill on acquisitions	466,443	—	—	6,615	(455,113)	17,945

	717,579	3,015	(27,366)	—	(561,872)	131,356
Amortization
( - ) Software	(20,625)	(7,878)	—	—	559	(27,944)
( - ) Other intangible assets	(6,638)	(8,022)	6,638	—	—	(8,022)
( - ) Customer relationship	(102,078)	(4,472)	643	391	69,586	(35,930)
( - ) Licenses	—	(6,491)	—	(391)	6,413	(469)

Total amortization	(129,341)	(26,863)	7,281	—	76,558	(72,365)

Total intangible assets, net	588,238	(23,848)	(20,085)	—	(485,314)	58,991

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Intangible assets (Continued)

	December 31, 2016	Additions	Write-Offs	Impairment	December 31, 2017
Costs
Software	22,893	26,879	(915)	—	48,857
Other intangible assets	20,621	24,067	—	—	44,688
Customer relationship	130,690	2,196	—	—	132,886
Licenses	24,705	—	—	—	24,705
Goodwill on acquisitions	469,196	—	—	(2,753)	466,443

	668,105	53,142	(915)	(2,753)	717,579
Amortization
( - ) Software	(13,099)	(7,710)	184	—	(20,625)
( - ) Other intangible assets	(6,638)	—	—	—	(6,638)
( - ) Customer relationship	(94,536)	(7,542)	—	—	(102,078)

Total amortization	(114,273)	(15,252)	184	—	(129,341)

Total intangible assets, net	553,832	37,890	(731)	(2,753)	588,238

Impairment test for cash generating units

A cash generating unit (“CGU”) is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Historically, the acquisitions that generated such goodwill balances were mainly related to the expansion and development of business in different regions, such as the acquisition of Resicontrol, with operations in the city of Tremembé, CTR Itaboraí, with operations in Rio de Janeiro state, Grupo Viva, with operations in the states of Bahia and Alagoas, and Grupo GeoVision, in the city of Ribeirão Preto.

The operation and cash generation of such CGUs is directly related to the services rendered on each geographical region that consist in an integrated operation and, as such, are tested for impairment as separate CGUs, considering the geographical aspect inherent to the respective service and the lack of interrelation and synergies among the operations for the different CGUs.

During 2018, the waste collection business of Estre presented a rapid deterioration, mainly due to the market conditions including strong margins compression. These declining margins makes this business unattractive to renew some of the collection contracts. Since the Company does not expect a recovery of the market conditions in the future, the Company decided to exit gradually from this market segment and such strategy was reflected in the estimated future cash flow used for impairment testing, which resulted in impairment losses recognized in 2018.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Intangible assets (Continued)

For impairment testing purposes, goodwill arising from business combinations and intangible with indefinite useful live were allocated to the CGU, as of December 31, 2018 and 2017, as follows:

December 31, 2018

CGU	Projection period	Discount Rate	Perpetuity	Assets of CGU	Goodwill tested for impairment	Carrying amount of CGU tested for impairment	Value in use	Goodwill and intangible impairment charge	Assets impairment charge	Goodwill balance
Geovision (Group)	01/01/19 to 12/31/23	15.66%	4.68%	144,261	242,489	386,750	144,261	(242,489)	—	—
Resicontrol	01/01/19 to 12/31/23	15.66%	4.68%	94,210	87,639	181,849	112,155	(69,694)	—	17,945
Viva (Group)	01/01/19 to 11/30/38	15.66%	—	226,618	136,315	362,933	115,377	(166,516)	(51,419)	—
CTR Itaboraí	01/01/19 to 12/31/23	15.66%	4.68%	26,267	—	26,267	(4,215)	—	(9,626)	—
Ambiental Sul	01/01/19 to 12/31/23	15.66%	4.68%	7,053	6,615	13,668	5,723	(6,615)	(1,330)	—

TOTAL				498,409	473,058	971,467	373,301	(485,314)	(62,375)	17,945

December 31, 2017

CGU	Projection period	Discount rate	Perpetuity	Assets of CGU	Goodwill tested for impairment	Carrying amount of CGU tested for impairment	Value in use	Goodwill impairment charge	Assets impairment charge	Goodwill balance
Geovision (Group)	01/01/18 to 12/31/22	15.20%	7.00%	180,728	242,803	423,531	477,855	(314)	(90)	242,489
Resicontrol	01/01/18 to 12/31/22	15.20%	7.00%	53,992	87,639	141,631	267,109	—	—	87,639
Viva (Group)	01/01/18 to 12/31/22	15.20%	7.00%	235,557	136,315	371,872	484,793	—	—	136,315
CTR Itaboraí	01/01/18 to 12/31/22	15.20%	7.00%	41,420	2,439	43,859	(11,956)	(2,439)	(34,342)	—

TOTAL				511,697	469,196	980,893	1,217,801	(2,753)	(34,432)	466,443

The recoverable amount of the cash generating units shown above was computed based on the calculation of the value in use, considering cash flow projections from financial budgets approved by the board of directors, discounted to present value.

Considerations for the calculation of value in use:

a)	Currency: Brazilian Reais (BRL);

b)	Direct taxes: taxes on gross revenue applicable to the Company’s operations were considered;

c)	Financial projections are presented in nominal terms, i.e., considering the estimated inflation over the projected period;

d)	Discount rate: calculated according to the WACC (Weighted Average Cost of Capital) methodology, after income taxes; and

e)	Projections: budget prepared by Company and approved by the Board of Directors.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Intangible assets (Continued)

Main assumptions used on the calculation of the value in use

•

Revenue Growth: is based on the observation of the historical behavior of each revenue line, as well as trends based on market analysis. For the collection segment, we considered we will keep the actual contracts until its expiration, with margins as the current ones, as per business strategy as described above.

•	EBITDA: it takes into account the historical margin, estimate of price correction, as well as the projects in progress with the objective of greater cost efficiency and revenue growth.

Perpetuity growth rate, not applicable for collection segment contracts, given recent market dynamics, the Company does not take into consideration their renewal any longer, after the cash flow calculation period on the long term view:

The Perpetuity rate was obtained considering the follow assumptions:

a)	Long term inflation (IPCA); and

b)	Increase in population and consequent volume of disposals.

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

From the total amount of R$547,689 related to the impairment for the fiscal year 2018, showed above, R$485,314 was recorded as an impairment of the goodwill, and R$62,375 was recorded as an impairment of Others Intangibles and PP&E (please refer to Notes 11 and 12).

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Intangible assets (Continued)

Sensitivity analysis

For the sensitive analysis of goodwill impairment, the Company considered the following variations (increases / decreases), expressed in percentage points (p.p) for the year ended December 31, 2018:

•	Increase in 0.5 p.p on the discount rate

•	Decrease in 1.0 p.p on the EBITDA margin for all periods projected, including in perpetuity

•	Decrease in 0.5 p.p on the growth rate in perpetuity

Except for the CGUs for which an impairment loss was recognized in 2018, the sensitivity analysis indicated that the recoverable amount for these CGUs would continue to be higher than its corresponding carrying amount. For the CGUs for which an impairment loss was recognized in 2018 the sensitivity analysis resulted in further impairment.

13.	Loans and financing

Breakdown of loans and financing is as follows:

		Additional information	Annual charges	2018	2017
Working capital	Working capital	(a)	CDI + 2.0% p.a.	581,901	357,789
	Working capital		CDI + 0.05% p.m.	2,850	2,541
	Working capital	(b)	CDI + 8.7% p.a.	5,027	—
BNDES	FINAME	(c)	TJLP + 3.9% to 5.5% p.a.	—	1,496
	FINAME	(c)	TJLP + 10.3% to 12.9% p.a.	—	31
	FINAME	(c)	TJLP + 1.0% to 12.9% p.a.	—	197
	FINAME	(c)	TJLP + 2.5% to 4.6% p.a.	4	2,643
	FINAME	(c)	TJLP + 5.1% to 9.0% p.a.	302	1,915
Lease	Lease	(d)	1.92% p.m to 13.60% p.m.	38,213	18,902

Total loans and financing				628,297	385,514

Current				601,475	14,139
Non-current				26,822	371,375

(a)

On June 13, 2017, Estre and BTG Pactual executed a private debt acknowledgment instrument (Instrumento Particular de Confissão de Dívida) that progressively repealed and replaced the indenture governing the first issuance of debentures, and had substantially the same terms and conditions as those debentures. As part of Estre’s debt restructuring held in 2017, the Company partially repaid the outstanding balance of these debentures and related debt acknowledgment instrument. For additional information, see Note 14.

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

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Loans and financing (Continued)

The loans and financing (non-current) repayment schedule at December 31, 2018 and 2017 was as follows:

Period	2018	2017
Through December 2019	—	1,709
Through December 2020	12,130	24,088
Through December 2021	8,314	40,005
Through December 2022	4,940	305,573
Through December 2023	1,438	—

Total	26,822	371,375

Leases

Future minimum lease payments, under finance lease agreements together with the present value of net minimum lease payments are as follows:

	2018		2017
	Minimum payments	Present value of payments	Minimum payments	Present value of payments

Within one year	23,363	19,041	12,637	12,146
After one year, but before five years	41,544	36,306	37,406	37,019

Total minimum lease payments	64,907	55,347	50,043	49,165
Less amounts representing financial charges	(26,694)	—	(31,141)	—

Present value of minimum lease payments	38,213	55,347	18,902	49,165

During 2018 and 2017, the Company entered into financial lease agreements for certain vehicles.

Covenants related to loan and financing are presented in Note 14.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Debentures

Description	Additional information	Annual charges	2018	2017
1st issue	(a)	CDI + Interest from 2.0%	261,199	419,236
2nd issue	(b)	CDI + Interest from 2.0%	705,187	649,743

Total			966,386	1,068,979

Current			966,386	—
Non-current			—	1,068,979

(a)	1st issue of debentures

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

The debentures provide for accelerated maturity clauses should the following events take place: (i) corporate transactions (merger, spin-off, etc.) carried out by the Company and its subsidiaries; (ii) disclosure of financial information; (iii) default in connection with transactions carried out with financial institutions; (iv) failure to meet financial ratios set forth in the transaction’s contractual terms; (v) payment of dividends and/or interest on equity exceeding R$45,000 and (vi) assets disposed of or given in guarantee to third parties whose individual or combined amounts exceed R$25,000.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Debentures (Continued)

(a)	1st issue of debentures (Continued)

On August 10, 2017, Estre entered into a binding facility commitment letter with the holders of the debentures and related debt acknowledgment instrument, which provided for the restructuring of the existing debentures and related debt acknowledgment instrument through the prepayment of US$200 million, a partial debt write-down and the restructuring of the existing debentures. On December 7, 2017, Estre amended the binding facility commitment letter, pursuant to which the creditors agreed to amend the required prepayment to a defined range of the repayment of a minimum debt prepayment of US$100 million and a maximum debt prepayment of US$200 million.

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

IFRS 9 requires that a substantial modification of the terms of an existing financial liability, or a part of it, should be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The Company concluded that the net present value of the cash flows under the new terms of the refinanced debt, discounted at the original effective interest rate was below a 10% difference compared to the discounted present value of the remaining cash flows of the original debt instrument, therefore, the Company accounted for the debt restructuring as a debt modification.

(b)	2nd issue of debentures

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

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Debentures (Continued)

(b)	2nd issue of debentures (Continued)

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

IFRS 9 requires that a substantial modification of the terms of an existing financial liability, or a part of it, should be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The Company concluded that the net present value of the cash flows under the new terms of the refinanced debt, discounted at the original effective interest rate was below a 10% difference compared to the discounted present value of the remaining cash flows of the original debt instrument, therefore, the Company accounted for the debt restructuring as a debt modification.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Debentures (Continued)

(b)	2nd issue of debentures (Continued)

The breakdown of the debentures is as follows:

	1st issue	2nd issue	Transaction costs	Total
Balances at 2016	906,729	761,307	(2,407)	1,665,629
Interest	117,879	97,037	—	214,916
Debt acknowledgement instrument	(356,514)	—	—	(356,514)
Transaction costs	—	—	2,407	2,407
Repayment	(199,086)	(166,881)	—	(365,967)
Discount	(49,772)	(41,720)	—	(91,492)

Balances at 2017	419,236	649,743	—	1,068,979
Interest	25,815	55,444	—	81,259
Debt acknowledgement instrument	(183,852)	—	—	(183,852)

Balances at 2018	261,199	705,187	—	966,386

(c)	Covenants

According to the Company’s debenture agreements, the following financial indices must be calculated and presented by the Company’s management, semi-annually on June 30 and December 31 of each year, as from December 31, 2018:

(a) the quotient of the division of Net Debt by EBITDA shall be equal to or lower than the following indices based on the Company’s consolidated financial statements for the following fiscal years:

Net Debt / EBITDA

December 31, 2018 - 4.0x

December 31, 2019 and subsequent fiscal years - 3.5x

(b) from December 31, 2019 (inclusive), for three consecutive semesters, the ratio of the Net Debt division to EBITDA should not exceed 3.0x;

(c) the Debt Service Coverage Ratio shall be equal to or greater than 1.2x if the Net Debt / EBITDA ratio is greater than 2.8x and shall be equal to or greater than 1.0x if the ratio of Net Debt / EBITDA is equal to or lower than 2.8x.

As a result of the liquidity constraints identified by management, the Company was not able to maintain financial covenants clauses included on its Debt Instruments for the year ended on December 31, 2018, and the total debt was reclassified and presented as a current liability. Based on this fact, the Company and its Board of Directors has decided to initiate negotiations with the holders of its Debt Instruments with the goal of restructuring its financial debt. The Company engaged a restructuring firm as well as outside legal counsel to advise in connection with a debt restructuring process. The Company currently expects to conclude the debt restructuring during 2019.

There can be no assurance that the debt restructuring process will be successful or that the Company will be able to generate sufficient liquidity in order to fully address the liquidity concerns. The Company´s inability to significantly improve its liquidity position and comply with its financial covenants and other payment obligations could have a material adverse effect and result in a judicial reorganization process, which may result in the shareholders losing their entire investment.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

15.	Trade accounts payable

Description	2018	2017
Invoices payable	126,003	116,218
Services to be billed	46,833	9,808
Related parties	503	2,087

Total	173,339	128,113

The aging of trade accounts payable is as follows:

Description	2018	2017
Falling due	87,465	51,288
Overdue up to 30 days	28,393	41,291
Overdue from 30 to 60 days	15,137	6,987
Overdue from 31 to 90 days	7,650	6,749
Overdue from 91 to 180 days	7,703	10,366
Overdue from 181 to 360 days	4,133	4,487
Overdue for more than 360 days	22,858	6,945

Total	173,339	128,113

16.	Labor payable

Description	2018	2017
Salaries	11,345	14,227
Bonus and profit sharing payable	1,565	22,459
Social charges
FGTS	2,544	3,258
INSS – Social security	32,192	17,327
IRRF	1,914	2,879
Sundry taxes	6,398	7,622
Accrual for vacation pay and related charges	42,561	50,153

Total	98,519	117,925

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

17.	Tax liabilities

Description	2018	2017
PIS payable (a)	17,304	16,585
COFINS payable (a)	79,733	76,323
Service tax payable (b)	11,792	13,708
Withholding service tax payable	403	361
IRPJ payable (c)	12,363	12,200
CSLL payable (c)	4,888	2,728
PIS/COFINS/CSLL payable (d)	208	457
Installment payment of federal taxes (e)	33,082	16,544
Installment payment of taxes – PRT(f)	273,682	123,467
Installment payment of taxes – PERT(g)	8,543	243,849
Installment payment of local taxes (h)	15,720	21,537
Installment payment of taxes - Law No. 12,996/14 Refis Copa (i)	11,415	12,597
Withholding INSS (j)	147	203
Withholding IRPJ (k)	353	569
Other taxes	44,330	24,161

Total	513,963	565,289

Current	151,686	169,505
Non-current	362,277	395,784

(a)

PIS and COFINS are taxes levied by the Brazilian federal government on gross revenues. The standard rates are 7.60% for PIS and 1.65% for COFINS applicable to entities declaring income tax and social contribution on the ‘actual profits’ basis. These amounts are invoiced to and collected from our customers and recognized as deductions to gross revenue (Note 23) against Tax liabilities, as we are acting as agents collecting these taxes on behalf of the government. PIS and COFINS taxes paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Taxes recoverable (Note 6) and on a monthly basis are offset against PIS and COFINS Tax payable, and presented net as the amounts are due to the same tax authority. Brazilian tax legislation allows smaller entities with less than R$78 million in annual gross revenues to opt to declare income taxes on the ‘presumed profits’ basis. These are subject to lower COFINS and PIS rates of 3.00% and 0.65%, respectively. However, PIS and COFINS taxes on purchases may not be claimed back and will not generate tax credits under the presumed profits basis.

(b)

ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to our customers for the services we render. These are recognized as deductions to gross revenue (Note 23—Taxes levied—ISSQN) against Tax liabilities, as we are acting as agents collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%, however most of the municipalities in which we operate levy ISS at the higher rate. Each municipality sets slightly different rules regarding the use of credits and withholding of ISS tax on payments to suppliers.

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

(e)

Refers to installment payment of IRPJ, CSLL, PIS and COFINS, which payment is deferred in 30 to 60 installments, adjusted by the SELIC rate. The accrual of interest on this liability is recognized as a financial expense under the line item—‘Interest for late payment of taxes’ (Note 28).

(f)

PRT - payment of 24% in 24 installments, residual not contemplated by use of damages will be paid in 60 months, according to MP n ° 766 of April 4, January 2017. The taxes included in the PRT are as follows: PIS/COFINS, CSLL, IRPJ and IRRF.

(g)

PERT - installment of unpaid taxes and IOF, modality does not include use of impairment, installment in 120 months, according to MP nº 783 of May 31, 2017. The taxes included in the PERT are as follows: PIS/COFINS and IOF.

(h)

Refers mainly to ISS payable to the Paulínia City Government in 36 installments, not subject to inflation adjustment or interest. (installments of ISS of the cities of São Paulo, Paulínia, Itapevi and Maceió, plots range from 24 to 120).

(i)

In August 2014, enactment of Federal Law No. 12,996/2014 (‘‘REFIS da Copa’’) enabled the inclusion of new tax contingencies in REFIS (tax installment payment program). The Company initially included the overdue taxes in REFIS da Copa in order to benefit from interest and fine amnesty. With the launch of PERT in 2017, the Company decided to include most part of taxes in this new program, instead of REFIS da Copa.

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

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

17.	Tax liabilities (Continued)

2017 Tax Amnesty Program

On May 31, 2017, the Company joined a tax amnesty program (the “2017 Program”), under which the Company settled the payment of certain unpaid overdue taxes and tax contingencies, including some which were in litigation, through November 30, 2016, including interest and fines.

The 2017 Program allowed for the use of unused tax loss carry forward to settle the tax liability under the program. As a result, the Company recognized a deferred tax asset related to the tax loss carry forwards that was used to settle the tax liability under the program and which the Company did no previously recognized. In addition, the Company recognized a tax liability as follows:

As of May 31, 2017
Federal taxes past due recorded in prior years	160,605
Legal claims in progress recorded in 2017	174,028
Tax installments in progress already recorded in prior years	195,094

Total tax liability to be settled under the program	529,727
Tax loss carryforward used to settle the tax liability under the program (Note 22)	(370,116)

Total tax liability balance to be settled in installment payments	159,611

The balance of R$ 159,611 would be paid as follows:

•	R$ 125,415 in 24 installment payments; and

•	R$ 34,196 in 60 installment payments.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

17.	Tax liabilities (Continued)

2017 Tax Amnesty Program (Continued)

PRT (Tax Regularization Program)

The tax liability balance as of December 31, 2018 and 2017 was as follows:

Balance as of May 31,2017	159,611
Payments	(42,310)
Accrued interest	6,166

Balance as of December 31, 2017	123,467

IOF Inclusion - Sep / 17 - transferred from PERT	70,995
Addition of processes in the PRT	2,417
Additional tax liabilities included in the PRT	40,288
Tax loss carry forward not used to settle the tax liability under the program	87,826
Payments	(68,984)
Accrued interest	28,338
Transfer to PERT – CSLL	(10,433)
Reversal of interest and fine	(232)

Balance as of December 31, 2018	273,682

Current	46,455
Non-current	227,227

The expected timing of non-current outflows at December 31, 2018 are as follows:

Year of maturity	2018
2020	46,455
2021	46,455
2022	46,455
2023 and following years	87,912

Total	227,227

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

17.	Tax liabilities (Continued)

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

The chosen modality provides the payment in 120 installments, using tax loss or negative basis to deduct the installment payment. In December 2018, the Company concluded the consolidation of the PERT, on which tax losses amounting to R$ 80,083 were used to partially compensate the total open amount.

The same is composed as below:

Federal tax payable as of July 31, 2017	134,947
Tax provision balance in prior periods included Aug, 2017	6,727
IOF Inclusion	103,907
Use of unused tax loss carry forwards Aug, 2017 (Note 22)	(4,452)
Payments – prepayments	(5,721)
Interest	8,441

Balance as of December 31, 2017	243,849

IOF Inclusion - Sep / 17 - transfer to PRT	(70.995)
Interest reversal - PERT	(1,803)
Interest	2,460
Transfer from PRT – CSLL	10,433
Income and social contribution tax variation at PERT consolidation (Note 22)	3,860
Reversal of taxes not available for consolidation	(47,999)
Reversal of taxes not due	(5,951)
Penalties, fines and interests reversal	(17,409)
Payments	(18,011)
Tax losses used to compensate tax payable	(80,083)
Tax credits used	(9,808)

Balance as of December 31, 2018	8,543

Current	603
Non-current	7,940

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

17.	Tax liabilities (Continued)

The expected timing of non-current outflows at December 31, 2018 are as follows:

Year of maturity	2018
2020	603
2021	603
2022	603
2023 and following years	6,131

Total	7,940

Eligible tax debt balances below refer to REFIS Copa are:

	2018	2017
Principal	62,965	62,965
Fine and SELIC interest	79,085	79,085
Reduction due to amnesty of interest, fines and legal charges	(44,055)	(44,055)
Repayments by prepayments	(30,428)	(30,428)
Payment in installments	(29,825)	(28,623)
SELIC restatement	1,513	1,494
Use of unused tax loss carry forwards	(27,840)	(29,213)
Reversion of unused tax loss carry forwards from REFIS to PRT (Note 22)	—	1,372

Balance payable	11,415	12,597

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

17.	Tax liabilities (Continued)

At December 31, 2018, the Company was compliant with all conditions to be part of the tax payment installments program, and the use of unused tax loss carryforwards of REFIS “Copa” totaled R$5,605. Installments mature as follows:

Year of maturity	2018	2017
2018	—	1,675
2019	1,694	1,675
2020	1,694	1,675
2021	1,694	1,675
2022	1,694	1,675
2023 onwards	4,639	4,222

Total	11,415	12,597

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

18.	Accounts payable for land and intangible asset acquisition

Description	2018	2017
Land and intangible asset acquisition (a)/(b)/(c)	15,925	25,376
Present value adjustment (d)	(5,741)	(5,999)

Total	10,184	19,377

Current	5,380	8,965
Non-current	4,804	10,412

(a)

On December 27, 2013, Estre acquired a plot of land in Jardim Lídia from Banco Pine, for R$30,000, of which R$1,325 was paid in cash and the remainder will be settled in 60 fixed installments, beginning June 30, 2014. The outstanding balance at December 31, 2018 was R$3,292 (R$8,682 at December 31, 2017).

(b)

On May 2016, the Company started the implementation of SAP operating systems and Oracle pricing platforms. The systems were acquired from T-Systems totaling R$31,265 to be settled in 72 installments. On December 31, 2017, the amount of R$ 24,591 was recorded as an intangible asset. The outstanding balance at December 31, 2018 was R$6,892 (R$10,695 at December 31, 2017).

(c)

In June 2006, Estre entered into negotiation with Masa - Comércio e Serviços de Terraplanagem Ltda., to acquire land in the city of Itapevi, initially for R$4,400 in legal discussion; after renegotiation in 2014 and through Private Debt Acknowledgment and Novation Agreement and other Covenants of May 14, 2015, the selling price was restated by IGP-M and increased by legal late payment interest of 1% per month, totaling R$9,584, to be paid in 24 fixed installments of R$399, with first payment maturing on June 1, 2015. The outstanding balance at December 31, 2016 was R$2,870, which was fully settled in 2017.

(d)	At December 31, 2018, the discount rate used was 15.66% (15.26% at December 31, 2017).

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

19.	Provision for landfill closure

NBR standard No. 13,896/1997 defines some rules that the Company, as owner of landfills, must comply with during closure and post-closure of landfills.

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

The costs to be incurred until the closure of a landfill or during the long-term monitoring period (20 years) were discounted to present value at an average rate of 15.66% for year ended in December 31, 2018 (15.26% as of December 31, 2017), which reflects the Company’s cost of capital.

The balances by landfill are as follows:

Description	2018	2017
Paulínia	42,379	58,688
Paulínia II	5,008	3,656
Curitiba	25,690	19,053
Itapevi	8,917	11,663
Aracaju	509	356
CGR Guatapará	6,858	6,106
CGR Guatapará – Jardinópolis	1,754	2,764
CGR Guatapará – Piratininga	647	368
Resicontrol – Tremembé	2,184	3,506
Maceió	7,220	4,919
Feira de Santana	1,238	2,446
Sarandi	—	3
CGR Catanduva	—	4

Total	102,404	113,532

Current	5,613	20,651
Non-current	96,791	92,881

Changes in provisions are as follows:

	2018	2017	2016
Balance at beginning of the year	113,532	101,620	83,071
Additions	9,109	31,318	10,094
Effect of passage of time	8,653	(4,555)	8,455
Reversal	(18,939)	(4,685)	—
Amount used	(9,951)	(10,166)	—

Balance at end of the year	102,404	113,532	101,620

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

19.	Provision for landfill closure (Continued)

The expected timing of outflows are as follows:

Period	2018	2017
Up to 1 year	5,613	20,651
2 to 5 years	26,371	31,911
After 5 years	70,420	60,970

Total	102,404	113,532

20.	Provision for legal proceedings

In the ordinary course of business, the Company is exposed to certain contingencies and risks. The provision for contingencies includes labor, tax and civil proceedings under dispute at the administrative and legal levels, based on management’s analysis and the opinion of the Company’s legal counsel, for cases in which the likelihood of loss is considered probable, as follows:

Nature	2018	2017
Labor proceedings (a)	31,366	22,795
Tax proceedings (b)	34,041	122,744
Civil proceedings	4,867	2,223
Total	70,274	147,762

(a)	Primarily consists of law suits filed by former employees claiming severance payment, overtime, additional payment for transfers, among others, for individually significant amounts.
(b)

In 2017, the Company recorded a provision for tax contingency regarding levy of taxes, substantially concerning Tax on Financial Transactions (“IOF”) and INSS. The amount was included in the tax amnesty program described in the Note 17. The remaining balance refers to other tax assessments.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

20.	Provision for legal proceedings (Continued)

The Company has the following contingent liabilities referring to proceedings classified by legal counsels as possible losses, for which no provision has been recorded:

Nature	2018	2017
Labor proceedings (a)	26,301	17,888
Tax proceedings (b)	345,980	212,856
Civil proceedings (c)	89,674	82,076

Total	461,955	312,820

(a)	Refers mainly to labor lawsuits arising from employees and third party claims, joint liability, hazard pay and health hazard allowance.
(b)

On December 15, 2017, the Company’s subsidiary, Cavo Serviços e Saneamento S.A. (“Cavo”) received an official tax infringement notice in the amount of R$90,634 (historical amount) challenging the deductibility of payments made to a number of specified suppliers in 2012, for which there is lack of sufficient evidence that good and services were actually provided. On December 22 and 27, 2017, Estre Ambiental S.A. received two official tax infringement notices in the aggregate amount of R$121,778 (historical amount) challenging the deductibility of payments made to a number of specified suppliers from 2012 to 2015, for which there is lack of sufficient evidence that good and services were actually provided. On December 3, 2018, the Company received a further tax infringement notice from the Brazilian federal tax authorities in the aggregate amount of R$120,948 million concerning transactions with a number of specified suppliers in relation to payments made in 2013. The Company, in connection with their external legal advisors, is challenging such assessments, and already presented its defense.

(c)

Refers basically to: i) lawsuit filed by the São Paulo State Prosecutor’s Office challenging the lawfulness of five agreements entered into between the city government of Taboão da Serra and the investee Viva Ambiental regarding provision of public cleaning services. In 2014, the Federal Prosecutor’s Office (“MPF”) requested the return of total emergency agreements entered into by and between Viva and Taboão City, which amounted to R$154,123. In 2015, sellers of VIVA filed an injunction for early presentation of proof, and requested legal expert inspection that detected misstatements in amounts requested by the MPF. The outcome of this inspection indicated a possible loss amount of approximately R$39,247 (historical amount); ii) public action lawsuit filed by the Prosecutor’s Office of Itapevi challenging the implantation of our landfill due to supposed inconsistencies with the local regulation such as proximity with water springs and population, and requests the stoppage and reversal of all deforestation activity, as well as payment of a fine. This lawsuit is still in its instruction phase and the involved value is of R$15,050; iii) popular action moved by a certain group of people, also related to Itapevi, in which the population reinforce the arguments of the aforementioned action, described in item “ii” above. The lawsuit is to be decided simultaneously with the one set forth in item “ii”. The involved value is also of R$15,050.

Changes in provisions for contingencies are as follows:

	Labor proceedings	Tax Proceedings	Civil proceedings	Total
Balance on December 31, 2016	48,658	195,316	1,565	245,539
Additions	10,129	79,264	8,611	98,004
Reversals	(26,820)	—	(6,331)	(33,151)
Payments	(9,172)	—	(1,622)	(10,794)
Tax Amnesty Program	—	(151,836)	—	(151,836)

Balance at December 31, 2017	22,795	122,744	2,223	147,762
Additions	32,913	18,161	11,474	62,548
Reversals	(9,789)	(66,576)	(2,247)	(78,612)
Payments	(14,553)	—	(6,583)	(21,136)
Tax Amnesty Program	—	(40,288)	—	(40,288)

Balance at December 31, 2018	31,366	34,041	4,867	70,274

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

21.	Equity

21.1.	Capital and warrants

The total authorized capital of the Company is US$30,000 thousand, represented by 290,750,000 ordinary shares and 9,250,000 class B shares, with a US$ par value of 0.0001 per share.

As explained in Note 1, in 2017, the Company received a capital contribution of US$139,900 thousand (R$462,789), comprising US$11.2 million (R$37,050) from the former shareholders of Estre USA that did not redeem their public shares in connection with the Transaction, and US$128.7 million (R$425,739) from the proceeds of the sale of ordinary shares to PIPE Investors. The amount of US$117,092 thousand (R$387,342) (net of issuance cost) was recorded as a capital contribution in equity.

The above resulted in the issuance of 15,438,000 ordinary shares to the PIPE Investors and 1,213,846 ordinary shares to the former shareholders of Estre USA.

In addition, the Company issued 27,001,889 ordinary shares to the former shareholders of Estre Brazil, except for Angra (see Note 21.6), in exchange for their shares in Estre Brazil.

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

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

21.	Equity (Continued)

21.1.	Capital and warrants (Continued)

The transaction costs associated with the capital contribution described above amounted to R$75,307, and refer to the fees due to services provided to assist in the structuring, implementation and audit of the Transaction and IPO of the Company.

Estre Ambiental, Inc.	Number of Shares	Ownership Interest
Shareholder
Ordinary Shares
BTG Pactual G7 Holding S.A (*)	20,062,197	44.0%
Avenue Boulevard Co-Investment Vehicle, LLC	10,440,000	22.9%
Cygnus Asset Holding Ltd	2,709,756	5.9%
Lyra Asset Holding Ltda.	2,505,169	5.5%
Other	9,919,610	21.7%

	45,636,732	100.0%
Class B Shares
Former Boulevard SPAC Holders	5,550,000	100.0%

(*)

Includes shares held by BTG Pactual Principal Investments Fundo de Investimento em Participações Multiestratégia, Banco BTG Pactual S.A., Fundo de Investimento em Participações Turquesa - Multiestratégia Investimento no Exterior, Iron Fundo de Investimento em Participações - Multiestratégia Investimento no Exterior, and Fundo de Investimento Credito Privado LS Investimento no Exterior.

In addition, as of December 31, 2018 and 2017, the Company has 28,499,999 warrants outstanding, which are exercisable on a one-for-one basis for ordinary shares of Estre Ambiental, Inc. and each warrant is currently exercisable at a price of US$11.50 per ordinary share. As of December 31, 2018 and 2017, the warrants were out of the money.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

21.	Equity (Continued)

21.2.	Share-based payment reserve

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

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

21.	Equity (Continued)

21.2.	Share-based payment reserve (Continued)

The term of the options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome. The compensation expense for the years ended December 31, 2017 and in 2016 amounted to R$2,945 and R$28,937. No expense was recorded for the year ended December 31, 2018. The balance at December 31. 2017, recorded in liabilities amounted to R$ 1,620, substantially paid in 2018.

Changes in the stock option plan are detailed below:

Options
December 31, 2016	571
Expired	(70)
Exercised	(357)

December 31, 2017	144
Exercised	(144)

December 31, 2018	—

22.2.1 Incentive Plan – Stock Shares

On December 21, 2017 (“effective date”) the shareholders of the Company approved the issue of 1,983,000 ordinary shares to Estre Ambiental Employee SPV, Inc. (Estre Employee SPV), a Cayman Islands exempted company. Such shares were issued as part of the incentive stock option plan granted to employees.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

21.	Equity (Continued)

21.2.1	Incentive Plan – Stock Shares (Continued)

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

During the fiscal year 2017, the Company granted 1,983,000 shares for this stock option plan. No shares were granted in 2018.

Compensation expense recognized for the year ended December 31, 2018 totaled R$26,461. Compensation expense to be recognized for future service period is as follows:

Amount
Year
2019	15,221
2020	8,175
2021	3,448

Total	26,844

Additionally, the Company, Estre Brazil and Estre Employee SPV approved the Omnibus Incentive Plan (the “Plan”). The purpose of the Plan is to provide an additional incentive to selected employees, directors, independent contractors and consultants of the Company or its affiliates whose contributions are essential to the growth and success of the Company’s business, in order to strengthen the commitment of those individuals, motivate them to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated employees whose efforts will contribute to the long-term growth and profitability of the Company. No shares were granted under the Omnibus Incentive Plan as of December 31, 2018.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

21.	Equity (Continued)

21.3.	Currency translation adjustments

This refers to the gain (loss) from translation of financial statements in foreign currency to Brazilian Reais of the investments in CGR Doña Juana, in Colombia. Also see Note 2.3.

21.4.	Capital reserve

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

21.5.	Non-controlling interest

See Note 2.5.2 for information on material partially-owned subsidiaries.

21.6.	Angra Put Option Rights

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

As of December 31, 2018, the Company recorded a liability at fair value for an amount of R$41,662 (R$37,884 at December 31, 2017). We have not yet made any payments to Angra due to liquidity constraints, which constitutes a default under the Share Put Option Agreement entered into with Angra. The Company is in ongoing negotiations with Angra regarding the terms for the payment of amounts owed to them and there are no assurances that we will be successful in these negotiations, and Angra has reserved all other rights, remedies, actions and powers to which it may be entitled. As a result, Angra may seek certain remedies afforded to them under the Share Put Option Agreement and otherwise under Brazilian law, including the enforcement of their security interest of 4.38% of the share capital of the Estre Ambiental S.A. For these reasons, the Company believes that it may be required to also include this debt as part of the debt restructuring efforts.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

21.	Equity (Continued)

21.7. Common control transaction

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

22.	Income and social contribution taxes

22.1.	Reconciliation of income and social contribution taxes expenses and accounting profit or loss

Tax legislation in Brazil requires that income and social contribution tax returns be filed and paid by each legal entity on a separate basis.

	2018	2017	2016
Loss before income and social contribution taxes	(755,783)	(315,618)	(260,141)
Statutory rate	34%	34%	34%
Income and social contribution taxes at the statutory rate	256,966	107,310	88,447

Tax effect on:
Share of profit of an associate	(1,135)	(347)	3,452
Permanent differences - non-deductible expenses	(166,477)	(35,640)	(39,546)
Permanent differences - Tax benefit of unorganized goodwill	24,741	12,168	10,935
Permanent differences - taxable profit computed as a percentage of gross revenue	(28,948)	15,045	502
Temporary differences - Deferred tax of Revenues from government entities	(3,619)	14,695	19,942
Temporary differences - non-recognized	(24,494)	(11,089)	(63,730)
Incentive reserve	100	125	1,140
Tax loss for the year not recognized	(90,569)	(120,031)	(125,234)
Income and social contribution tax variation at PERT consolidation (see Note 17).	(3,860)	—	—
Use of tax benefit of tax income and social contribution tax losses against PERT, PRT and REFIS “COPA” (see Note 17).	(7,743)	370,116	—
Write-off of income tax and social contribution by impairment assets test	103,908	—	—
Reversion of income tax and social contribution from timing differences	(29,930)	—	—
Recognition deferred income tax and social contribution liabilities	5,338	6,359	—
Others	587	(5,170)	—

Total	34,865	353,541	(104,092)

Current	(41,623)	(17,543)	(54,337)
Deferred	76,488	371,084	(49,755)
Effective income tax rate	(4.61% )	(112.02% )	40.01%

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

22.	Income and social contribution taxes (Continued)

22.2.	Deferred taxes

	2018	2017
Assets
Income and social contribution tax effect on:
Sundry provisions	—	44

Total assets	—	44

	2018	2017
Liabilities
Income and social contribution tax effect on:
Appreciation of property, plant and equipment	9,989	15,438
Customer relationship and license	559	10,975
Business combination/goodwill	6,101	91,024
Government entities (a)	35,620	19,591

Total Liabilities	52,269	137,028

(a)

The amount relates to deferral of income until its realization. According to current legislation, the portion of income proportional to revenue considered in profit or loss and not received by the statement of financial position date may be excluded from the calculation.

Changes in deferred income tax are as follows:

	2017	Additions	Write- offs	Tax Amnesty Program(b)	Offsetting	Others	Impairment	2018	Impact on profit or loss
Deferred income tax assets	44	7,743	(29,974)	(7,743)	29,930	—	—	—	(37,717)
Deferred income tax liabilities	(137,028)	—	10,297	—	(29,930)	484	103,908	(52,269)	114,205

Effect on the statement of profit or loss									76,488

	2016	Additions Business Combination	Write- offs	Tax Amnesty Program (b)	Offsetting	2017	Impact on profit or loss
Deferred income tax assets	41,057	—	(11,083)	373,196	(29,930)	44	362,113
Deferred income tax liabilities	(175,556)	(373)	8,971	—	29,930	(137,028)	8,971

Effect on the statement of profit or loss							371,084

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

22.	Income and social contribution taxes (Continued)

22.2.	Deferred taxes (Continued)

				Impact
	2015	Additions	2016	on profit or loss
Deferred income tax assets	25,874	15,183	41,057	15,183
Deferred income tax liabilities	(110,618)	(64,938)	(175,556)	(64,938)

Effect on the statement of profit or loss				(49,755)

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

The consolidated income and social contribution tax loss carryforwards not recognized are as follows:

	2018	2017
Total income and social contribution tax loss carryforwards (a)	884,028	708,639

(a)	In accordance with the Brazilian tax legislation, loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

Changes in the consolidated income and social contribution tax losses are as follows:

Description	2018	2017	2016
Balance at the beginning of the year	708,639	1,453,249	1,078,049
Income and social contribution tax losses for the year	235,719	353,330	368,245
Use of PERT base	(22,772)	(1,097,635)	—
Others	(37,558)	(305)	6,955

Balance at the end of the year	884,028	708,639	1,453,249

23.	Revenue from services rendered

Segments	2018	2017	2016
Collection & Cleaning Services	956,082	1,059,690	1,041,739
O&G	15,425	31,166	74,436
Landfills	470,547	442,802	492,595
Value Recovery	33,643	43,214	32,272
(-) Discounts and cancellations	(13,262)	(3,374)	(28,718)
(-) Taxes levied - PIS	(23,233)	(27,114)	(27,683)
(-) Taxes levied - COFINS	(107,020)	(124,808)	(127,513)
(-) Taxes levied - ICMS	(308)	(468)	(117)
(-) Taxes levied - ISSQN	(71,287)	(75,259)	(76,980)

Net revenue from services rendered	1,260,587	1,345,849	1,380,031

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

24.	Cost of services by nature

Costs of services rendered are as follows:

Description	2018	2017	2016
Payroll, charges and benefits	(574,869)	(544,565)	(542,730)
Waste treatment and disposal of leachate	(50,697)	(36,313)	(49,008)
Fuel/lubricant	(63,530)	(57,118)	(60,577)
Transportation	(16,650)	(14,558)	(12,593)
Lease of machinery and equipment	(25,669)	(17,022)	(46,475)
Materials to operate landfills	(20,804)	(16,873)	(25,935)
Technical assistance	(6,288)	(11,944)	(6,416)
Depreciation/amortization/depletion	(99,835)	(105,624)	(129,688)
Analysis and monitoring	(5,775)	(5,303)	(9,191)
Lease of real estate, equipment and vehicles	(11,824)	(12,091)	(13,452)
Travel and lodging	(13,978)	(19,284)	(11,205)
Equipment maintenance	(41,654)	(38,808)	(20,725)
Landfill maintenance	(377)	(94)	(1,130)
Other	(47,233)	(62,658)	(74,623)

Total costs	(979,183)	(942,255)	(1,003,748)

25.	General and administrative expenses by nature

General and administrative expenses were as follows:

Description	2018	2017	2016
Payroll, charges and benefits	(120,172)	(104,884)	(116,502)
Transportation	(492)	(275)	(570)
Advisory services (a)	(33,535)	(12,224)	(17,196)
Depreciation/amortization/depletion	(35,633)	(26,846)	(31,326)
Lease of real estate, equipment and vehicles	(3,942)	(4,034)	(4,973)
Legal advisory services (a)	(59,238)	(16,896)	(22,084)
Travel and lodging	(6,454)	(4,211)	(4,856)
Equipment maintenance	(617)	(806)	(1,720)
System maintenance	(659)	(1,838)	(986)
Provision for legal proceedings	(32,824)	(57,775)	583
Consumer materials	(2,831)	(4,001)	(4,688)
Third-party services	(5,601)	(5,103)	(3,907)
Other	(25,288)	(17,639)	(22,825)

Total general and administrative expenses	(327,286)	(256,532)	(231,050)

(a)	In 2018, refers substantially to external legal advisors and other fees in connection with the investigations and fees arising from the fact that Estre become a publicly listed company in USA.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

26.	Selling expenses

Description	2018	2017	2016
Advertising and promotion expenses	(5,188)	(4,735)	(2,348)
(Addition) reversal of allowance for doubtful accounts, net	10,512	(1,906)	12,843

	5,324	(6,641)	10,495

27.	Other operating expenses, net

Description	2018	2017	2016
Impairment-CTR Itaboraí (Note 12)	(9,626)	(36,781)	(44,790)
Impairment-Resicontrol (Note 12)	(69,694)	—	—
Impairment-Group Geo Vision (Note 12)	(242,489)	—	—
Impairment-Viva (Note 12)	(217,935)	—	—
Impairment-Ambiental Sul (Note 12)	(7,945)	—	—
Impairment-Água e Solo (Note 12)	—	(404)	—
Write-off–Others assets (b)	(25,473)	—	—
Write-off–Others intangible (b)	(20,085)	—	—
Gain on remeasurement of interest previously held of Catanduva (Note 1.3.3/9)	2,032	724	—
Gain from the sale of Leccaros Participações S.A (Note 10.2.2)	18,784	—	—
Write-off of the CDR Pedreira call option	—	—	(20,865)
Gain on sale of property, plant and equipment	17	415	2,123
Donations	(3,122)	(3,249)	(1,883)
Realization of tax credit relating to prior periods (a)	6,712	9,679	13,298
Other operating expenses, net	(7,682)	(1,509)	(28,434)

Total	(576,506)	(31,125)	(80,551)

(a)

Taxes paid in connection with the acquisition of materials and equipment, which Estre has not used to offset against the payment of other taxes in the years in which such receivables were generated, but that as a result of a further analysis of the applicable tax law, Estre subsequently recognized as recoverable taxes against income.

(b)	Impairment of assets according to the Company identification procedure carried out in December 2018 and inventory effect of internal audit.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

28.	Finance income and expenses, net

	2018	2017	2016
Finance expenses
Interest of loans/debentures	(138,934)	(229,763)	(262,104)
Discounts granted	(9,417)	(17,345)	(14,650)
Interest for late payment to suppliers	(3,832)	(7,023)	(6,134)
Interest for late payment of taxes	(52,127)	(213,980)	(74,727)
Other finance expenses	(47,383)	(64,064)	(39,518)

Total finance expense	(251,693)	(532,175)	(397,133)

Finance income
Interest income	20,546	6,534	17,320
Interest on investments	1,322	2,260	4,982
Other financial income	12,463	1,147	2,546
Impact of financial component from on revenues (IFRS 15) (c)	11,138	—	—
Discounts obtained on debentures (Note 14)	—	91,492	—
Interest of taxes credit (a)	1,671	6,848	26,815
Interest for late payment of taxes reversal (b)	69,173	—	—

Total finance income	116,313	108,281	51,663

Total finance expenses, net	(135,380)	(423,894)	(345,470)

(a)	Inflation adjustment related to income and social contribution tax and withheld INSS.
(b)	Includes the reversal of some tax penalties and interests due to the adoption of the tax amnesty programs.
(c)	Impact of the financial component on revenues from the adoption of IFRS in 2018.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

29.	Segment reporting

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

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

29.	Segment reporting (Continued)

Value Recovery: energy recycling services, carefully combining two or more industrial waste products (hazardous waste), aimed at producing a “blend” (homogeneous mixture), which can be used as an alternative fuel of high calorific value in industrial furnaces of the cement industry. It also includes the process of dismantlement of electrical-electronic products.

The business segment information reviewed by the Management for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Collection & Cleaning Services	O&G	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
December 31, 2018
Domestic customers	817,145	12,749	401,140	29,553	—	—	1,260,587
Inter-segment	44,831	45	55,427	1,777	—	(102,080)	—

Total revenue from services	861,976	12,794	456,567	31,330	—	(102,080)	1,260,587
Cost of services	(731,424)	(13,511)	(306,673)	(29,119)	(2,253)	103,797	(979,183)
Gross profit (loss)	130,552	(717)	149,894	2,211	(2,253)	1,717	281,404
Operating income/(expenses)
General and administrative expenses	(40,793)	(96)	(1,761)	(187)	(284,472)	23	(327,286)
Selling expenses, net	(8,433)	(189)	(26,981)	(1,782)	42,709	—	5,324
Share of profit of an associate	—	—	—	—	(650,080)	646,741	(3,339)
Other operating expenses, net	1,225	(6)	4,949	(122)	(580,829)	(1,723)	(576,506)

	(48,001)	(291)	(23,793)	(2,091)	(1,472,672)	645,041	(901,807)

Profit (loss) before finance income and expenses	82,551	(1,008)	126,101	120	(1,474,925)	646,758	(620,403)
Finance expenses	14,788	(541)	(14,244)	(77)	(251,619)	—	(251,693)
Finance income	8,536	73	6,535	603	100,566	—	116,313

Profit (loss) before income and social contribution taxes	105,875	(1,476)	118,392	646	(1,625,978)	646,758	(755,783)
(-) Current income and social contribution taxes	(26,621)	—	(479)	—	(14,523)	—	(41,623)
(-) Deferred income and social contribution taxes	292	—	—	—	76,196	—	76,488
Profit (loss) for the year	79,546	(1,476)	117,913	646	(1,564,305)	646,758	(720,918)
Discontinued operations
Profit (loss) after tax for the year resulting from continuing operations	—	—	—	3,285	27,169	—	30,454

Net income (loss) for the year	79,546	(1,476)	117,913	3,931	(1,537,136)	646,758	(690,464)

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

29.	Segment reporting (Continued)

	Collection & Cleaning Services	O&G	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
December 31, 2017
Domestic customers	911,652	25,524	371,840	36,833	—	—	1,345,849
Inter-segment	17,171	331	83,558	897	—	(101,957)	—

Total revenue from services	928,823	25,855	455,398	37,730	—	(101,957)	1,345,849
Cost of services	(673,024)	(21,152)	(316,305)	(24,428)	(9,303)	101,957	(942,255)
Gross profit (loss)	255,799	4,703	139,093	13,302	(9,303)	—	403,594
Operating income/(expenses)
General and administrative expenses	(38,309)	(42)	1,290	(842)	(218,629)	—	(256,532)
Selling expenses, net	(16,261)	—	37,468	280	(28,128)	—	(6,641)
Share of profit of an associate	—	—	—	—	83,384	(84,404)	(1,020)
Other operating expenses, net	(15,335)	(4,509)	(41,719)	76,349	(45,911)	—	(31,125)

	(69,905)	(4,551)	(2,961)	75,787	(209,284)	(84,404)	(295,318)

Profit (loss) before finance income and expenses	185,894	152	136,132	89,089	(218,587)	(84,404)	108,276
Finance expenses	(132,234)	889	(37,757)	(36)	(363,037)	—	(532,175)
Finance income	8,276	70	948	81	98,906	—	108,281

Profit (loss) before income and social contribution taxes	61,936	1,111	99,323	89,134	(482,718)	(84,404)	(315,618)
(-) Current income and social contribution taxes	(8,613)	—	(4,030)	(62)	(4,838)	—	(17,543)
(-) Deferred income and social contribution taxes	22,552	—	16,897	—	331,635	—	371,084
Profit (loss) for the year	75,875	1,111	112,190	89,072	(155,921)	(84,404)	37,923
Discontinued operations Profit (loss) after tax for the year resulting from continuing operations	6,506	—	799	7,037	—	—	14,342

Net income (loss) for the year	82,381	1,111	112,989	96,109	(155,921)	(84,404)	52,265

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

29.	Segment reporting (Continued)

	Collection & Cleaning Services	O&G	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
December 31, 2016
Foreign customers	—	—	—	—	—	—	—
Domestic customers	869,333	62,799	420,293	27,606	—	—	1,380,031
Inter-segment	52,689	78	29,505	1,632	—	(83,904)	—

Total revenue from services	922,022	62,877	449,798	29,238	—	(83,904)	1,380,031
Cost of services	(678,058)	(41,583)	(337,335)	(22,002)	(8,674)	83,904	(1,003,748)

Gross profit (loss)	243,964	21,294	112,463	7,236	(8,674)	—	376,283
Operating income/(expenses)
General and administrative expenses	(38,105)	(783)	(10,206)	(343)	(163,680)	(17,933)	(231,050)
Selling expenses, net	268	897	26,293	8,532	(25,495)		10,495
Share of profit of an associate	—	—	—	—	139,714	(129,562)	10,152
Other operating income (expenses), net	(12,402)	213	962	4	(69,328)	—	(80,551)

	(50,239)	327	17,049	8,193	(118,789)	(147,495)	(290,954)

Profit (loss) before finance income and expenses	193,725	21,621	129,512	15,429	(127,463)	(147,495)	85,329
Finance expenses	(27,110)	(1,326)	(732)	(11)	(367,954)	—	(397,133)
Finance income	1,506	1	18	16	50,122	—	51,663

Profit (loss) before income and social contribution taxes	168,121	20,296	128,798	15,434	(445,295)	(147,495)	(260,141)
(-) Current income and social contribution taxes	—	—	—	(1)	(54,336)	—	(54,337)
(-) Deferred income and social contribution taxes	—	—	—	—	(49,755)	—	(49,755)

Profit (loss) for the year	168,121	20,296	128,798	15,433	(549,386)	(147,495)	(364,233)
Discontinued operations
Profit (loss) after tax for the year resulting from continuing operations	—	—	41	3,247	—	—	3,288

Net income (loss) for the year	168,121	20,296	128,839	18,680	(549,386)	(147,495)	(360,945)

Although we have a diversified customer base across our four business segments, our top 13 customers accounted for 72.9% of our total net revenue in the year ended December 31, 2018. In addition, our top 5 costumers represent 38.2% of our revenue from the Landfills segment, totaling 12.1% of our total net revenue and 8 customers accounted for 93.7% or more of our revenue from the Collection & Cleaning segment, totaling 60.7% of total net revenue in the year ended December 31, 2018. Across our four business segments, our top 10 customers accounted for 74.0% of our total net revenue in the year ended December 31, 2017. In addition, our top 4 costumers represent 49.7% of our revenue from the Landfills segment, totaling 16.8% of our total net revenue and 6 customers accounted for 91.6% or more of our revenue from the Collection & Cleaning segment, totaling 63.2% of total net revenue in the year ended December 31, 2017.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

30.	Financial instruments

Financial instruments currently used by the Company are investments, contracts with customers, agreements to sell carbon credits, loans, financing, debentures and agreements for purchase Company shares.

These instruments are managed through operating strategies, considering liquidity, profitability and risk minimization. The Company did not have derivative financial instruments during 2018, 2017 and 2016.

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

The carrying amount of the financial assets represent the maximum exposure of the credit. The maximum exposure of the credit risk at the date of the financial statements is:

	Note	2018	2017
Financial assets
Cash and cash equivalents	4	18,862	84,687
Marketable securities	—	42	42
Trade accounts receivable	5	501,821	609,157
Contract asset	—	120,308	—
Receivables from related parties	8	2,218	14,518

The maximum exposure of the credit risk for trade accounts receivable segregated by the counterparty is as follows:

	2018	2017	2016
Public	651,674	658,057	648,718
Private	91,509	120,049	73,775

The maximum exposure of the credit risk for trade accounts receivable per risk concentration is as follows:

	2018	%	2017	%	2016	%
10 largest debtors	515,664	66%	533,335	69%	433,605	68%
20 largest debtors	610,273	79%	627,036	81%	512,394	81%
50 largest debtors	683,051	90%	704,481	91%	578,639	91%

Trade accounts receivable

Credit risk arises from the possibility of the Company’s incurring in losses resulting from the difficulty in receiving amounts billed to its customers.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

30.	Financial instruments (Continued)

i)	Credit risk (Continued)

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

The Company conducted sensitivity analyses of the interest rate risks to which its financial instruments are exposed. For the analysis of sensitivity to changes in interest rates, management adopted as probable scenario the future interest rates according to quotations obtained from BM&FBOVESPA of 6.72% for CDI and to 6,98% for TJLP. Scenarios II and III were estimated with an increase of 25% and 50%, respectively, whereas scenarios IV and V estimate an additional decrease of 25% and 50%, respectively, of the rates in the probable scenario.

The following table shows the possible impacts on profit or loss in each scenarios for 2018:

			Scenarios
	Exposure	Risk	I - Probable	II 25%	III 50%	IV -25%	V -50%
1 - Financial assets
Investments	42	CDI variation	3	1	2	(1)	(2)

			3	1	2	(1)	(2)
2 - Financial liabilities
Loans and financing
Working capital	(589,778)	CDI variation	(39,633)	(9,908)	(19,817)	9,908	19,817
Finame	(306)	TJLP variation	(21)	(5)	(11)	5	11
Leasing	(38,213)	CDI variation	(2,568)	(642)	(1,284)	642	1,284
Debentures	(966,386)	CDI variation	(64,941)	(16,235)	(32,471)	16,235	32,471
Net financial liabilities			(107,160)	(26,789)	(53,581)	26,789	53,589

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

30.	Financial instruments (Continued)

iii)	Liquidity risk

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

As a result of the liquidity constraints identified by management, the Company was not able to maintain financial covenants clauses included on its Debt Instruments for the year ended on December 31, 2018, and the total debt was reclassified and presented as a current liability. Based on this fact, the Company and its Board of Directors has decided to initiate negotiations with the holders of its Debt Instruments with the goal of restructuring its financial debt. The Company engaged a restructuring firm as well as outside legal counsel to advise in connection with a debt restructuring process. The Company currently expects to conclude the debt restructuring during 2019.

There can be no assurance that the debt restructuring process will be successful or that the Company will be able to generate sufficient liquidity in order to fully address the liquidity concerns. The Company´s inability to significantly improve its liquidity position and comply with its financial covenants and other payment obligations could have a material adverse effect and result in a judicial reorganization process, which may result in the shareholders losing their entire investment.

The Company’s exposure to liquidity risk is as follows:

	2018				2017
	Up to 12 months	1 - 2 years	2 - 5 years	> 5 years	Up to 12 months	1 - 2 years	2 - 5 years	> 5 years
Financial liabilities
Loans and financing	601,475	20,444	4,940	1,438	14,139	1,709	100,841	268,825
Debentures	966,386	—	—	—	—	—	267,245	801,734
Trade accounts payable	173,339	—	—	—	128,113	—	—	—
Labor payable	98,519	—	—	—	108,191	—	—	—
Tax liabilities	151,686	202,412	109,854	50,011	167,040	178,570	26,684	190,581
Put option on the Company’s shares	41,662	—	—	—	37,884	—	—	—
Accounts payable for land acquisition	5,380	4,804	—	—	8,965	10,412	—	—

Total	2,038,447	227,660	114,794	51,449	464,332	190,691	394,770	1,261,140

iv)	Fair value

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

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

30.	Financial instruments (Continued)

iv)	Fair value (Continued)

The fair value of trade accounts receivable and related-party payables/receivables approximates their carrying amounts mostly due to their short-term maturity.

The carrying amounts and fair values of the Company’s main financial instruments (and other assets and liabilities accounted for at fair value or for which fair value is disclosed) at December 31, 2018 and 2017 are as follows:

			2018		2017
	Category		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	Fair value through profit or loss	Level 1	18,862	18,862	84,687	84,687
Marketable securities	Fair value through profit or loss	Level 2	42	42	42	42
Trade accounts receivable	Amortized cost	Level 2	501,821	501,821	609,157	609,157
Contract asset	Amortized cost	Level 2	120,308	120,308	—	—
Receivables from related parties	Amortized cost	Level 2	2,218	2,218	14,518	14,518

			643,251	643,251	708,404	708,404

Financial liabilities
Loans and financing	Amortized cost	Level 2	628,297	628,297	385,514	385,514
Trade accounts payable	Amortized cost	Level 2	173,339	173,339	128,113	128,113
Debentures	Amortized cost	Level 2	966,386	966,386	1,068,979	1,068,979
Loans from related parties	Amortized cost	Level 2	40,464	40,464	44,904	44,904
Accounts payable from land and others asset acquisition	Amortized cost	Level 2	10,184	10,184	19,377	19,377
Related parties payable	Amortized cost	Level 2	41,662	41,662	—	—
Put option on the Company’s shares	Fair value through profit or loss	Level 2	—	—	37,884	37,884
Obligations relating to discontinued operations	Amortized cost	Level 2	41,201	41,201	23,787	23,787

			1,901,533	1,901,533	1,708,558	1,708,558

31.	Commitments

Total minimum lease payments, under non-cancellable operating leases, are as follows:

	2018	2017	2016
Less than one year	3,002	12,783	803
More than one year and less than five years	10,702	16,877	28,349
More than five years	22,772	—	—

	36,476	29,660	29,152

The operating lease expenses for the year ended December 31, 2018 totaled R$41,435 (R$33,147 in 2017, and R$64,900 in 2016).

All agreements that have a clause establishing a fine in the event of breach of contract provide for a penalty of up to three months of rent. If the Company terminated these agreements, the total penalties would be approximately R$707.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

32.	Insurance coverage

The Company’s insurance coverage is as follows:

Description	2018	2017	2016
Civil liability – Environment	20,200	20,200	20,000
Civil liability - pain and suffering and contingent risks, fire, lightning, explosion	373,241	466,536	343,652
Sundry risks (a)	33,391	49,124	129,800

Total	426,832	535,860	493,452

(a)

On March 23, 2018, the Company acquire executive officers and management liability insurance with TOKIO MARINE SEGURADORA S.A., valid from March 23, 2018 to March 23, 2019, in order to ensure against any event that produces damages covered by the insurance and attributed by alleged aggrieved third parties to the insured parties.

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

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

33.	Changes in liabilities from financing activities

	January 1, 2018	Cash flow	Payment of interest from of loans and financing and debentures	Interest + Exchange and monetary variation	Proceeds loans and financing obtained	Others (*)	December 31, 2018
Loans and financing current	14,139	(17,835)	(17,525)	57,675	5,492	559,529	601,475
Loans and financing non-current	371,375	—	—	—	215,428	(559,981)	26,822
Debentures current	—	—	—	—	—	966,386	966,386
Debentures non-current	1,068,979	—	—	81,259	(183,852)	(966,386)	—
Total liabilities from financing activities	1,454,493	(17,835)	(17,525)	138,934	37,068	(452)	1,594,683

	January 1, 2017	Cash flow	Payment of interest from of loans and financing and debentures	Interest + Exchange and monetary variation	Proceeds loans and financing obtained	Others (*)	December 31, 2017
Loans and financing current	16,732	(21,093)	(11,295)	13,051	378,154	(361,410)	14,139
Loans and financing non-current	9,965	—	—	—	—	361,410	371,375
Debentures current	1,665,629	(77,816)	(288,151)	125,831	(356,514)	(1,068,979)	—
Debentures non-current	—	—	—	—	—	1,068,979	1,068,979
Accounts payable from acquisition of investments current	4,856	(9,001)	—	(711)	—	4,856	—
Accounts payable from acquisition of investments non-current	4,856	—	—	—	—	(4,856)	—

Total liabilities from financing activities	1,702,038	(107,910)	(299,446)	138,171	21,640	—	1,454,493

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

33.	Changes in liabilities from financing activities (Continued)

	January 1, 2016	Cash flow	Payment of interest from of loans and financing and debentures	Interest + Exchange and monetary variation	Proceeds loans and financing obtained	Others (*)	December 31, 2016
Loans and financing current	64,133	(60,514)	(9,506)	5,867	6,540	10,212	16,732
Loans and financing non-current	20,177	—	—	—	—	(10,212)	9,965
Debentures current	1,417,081	—	—	248,548	—	—	1,665,629
Accounts payable from acquisition of investments current	47,041	(64,039)	—	—	—	21,854	4,856
Accounts payable from acquisition of investments non-current	26,710	—	—	—	—	(21,854)	4,856

Total liabilities from financing activities	1,575,142	(124,553)	(9,506)	254,415	6,540	—	1,702,038

(*)	Debt restructuring - refer to Note 14 for further details.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

34.	Earnings (loss) per share

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

Earnings per share

	2018		2017		2016
Basic
Profit (loss) attributable to equity holders of the parent		(652,754)		43,793		(360,789)
Weighted average number of ordinary shares outstanding (shares/thousand)		45,637		45,637		45,637

Basic profit (loss) per share	(R$	14.3032)	R$	0.9596	R$	(7.9057)

	2018		2017		2016
Diluted
Profit (loss) attributable to equity holders of the parent		(652,754)		43,793		(360,789)
Weighted average number of ordinary shares outstanding (shares/thousand)		47,620		45,691		45,637

Basic profit (loss) per share	(R$	13.7076)	R$	0.9585	R$	(7.9057)

The shares related to stock options plan were excluded from the calculation of diluted loss per share for the year 2016 because their effect would have been antidilutive. The 28,249,999 outstanding warrants to purchase Company shares at US$11.50 per share were not included in the calculation of diluted earnings per share as they were out of the money.

Estre Ambiental, Inc.

Notes to the consolidated financial statements (Continued)

December 31, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

34.	Earnings (loss) per share (Continued)

Earnings per share from continuing operations

Basic	2018		2017		2016
Profit (loss) from continuing operations attributable to equity holders of the parent		(681,356)		29,451		(364,077)
Weighted average number of ordinary shares (shares/thousand)		45,637		45,637		45,637

Basic profit (loss) per share	(R$	14.9299)	R$	0.6453	R$	(7.9777)

Diluted	2018		2017		2016
Profit (loss) from continuing operations attributable to equity holders of the parent		(681,356)		29,451		(364,077)
Weighted average number of ordinary shares (shares/thousand)		47,620		45,691		45,637

Diluted profit (loss) per share	(R$	14.3082)	R$	0.6446	R$	(7.9777)

35.	Subsequent event

Approval for the sale of Tremembé landfill

On April 25, 2019, the Company and its Board of Directors approved the plan to sell the Company’s stake in the landfill located at the municiapily of Tremembé, state of São Paulo. Negotiations with some investors already started and it is expected that the sale will be completed within one year.