Form 20-F/A
period 2018-12-31
ESTRE AMBIENTAL, INC.
filed 2019-06-07
CIK 1716586

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

Yes ☐ No ☒

Explanatory Note

This Amendment No. 1 on Form 20-F/A to the Annual Report on Form 20-F for the fiscal year ended December 31, 2018 originally filed with the Securities and Exchange Commission on May 15, 2019 (“2018 Form 20-F”), is being filed solely for the purposes of furnishing the Interactive Data File as Exhibit 101 and restating the Exhibit Index accordingly.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in the 2018 Form 20-F, or reflect any events that have occurred since the 2018 Form 20-F was originally filed.

EXHIBIT INDEX

Exhibit No.	Description
1**	Amended and Restated Memorandum and Articles of Association of the Registrant, filed as Exhibit 3.1 to our Form F-1 filed with the SEC on January 24, 2018.
2.1**	Registration Rights and Lock-Up Agreement, dated December 21, 2017, by and among the Registrant and certain of its shareholders, filed as Exhibit 4.1 to our Form F-1 filed with the SEC on January 24, 2018.
2.2**	Exchange and Support Agreement, dated December 21, 2017, by and among the Registrant, the Company and certain of the Registrant’s Class B shareholders, filed as Exhibit 4.2 to our Form F-1 filed with the SEC on January 24, 2018.
2.3**	Warrant Agreement, dated as of September 21, 2015 by and between Estre USA and the Continental Stock Transfer & Trust Company, filed as Exhibit 4.3 to our Form F-1 filed with the SEC on January 24, 2018.
2.4**	Assignment, Assumption and Amendment Agreement, dated as of December 21, 2017, by and between the Registrant and the Continental Stock Transfer & Trust Company, filed as Exhibit 4.4 to our Form F-1 filed with the SEC on January 24, 2018.
4.1**	Tenth Amendment to the Private Instrument of Deed Regarding the Second Public Issuance of Common Debentures, Non-Convertible Into Shares, of a Single Series, of the Unsecured Type, with Additional Real Guarantees and Additional Fiduciary Guarantee for Public Placement with Restricted Placement Efforts, of Estre Ambiental S.A. dated December 20, 2017 (English Translation of Portuguese Language Document), filed as Exhibit 4.1 to Amendment No. 1 to our Form 20-F for the year ended December 31, 2018, filed with the SEC on July 2, 2018.
4.2**	Tenth Amendment to the Private Instrument of Deed Regarding the First Public Issuance of Common Debentures, Non-Convertible Into Shares, with Real Guarantee and Additional Fiduciary Guarantee for Public Placement with Restricted Placement Efforts, of Estre Ambiental S.A. dated December 20, 2017 (English Translation of Portuguese Language Document), filed as Exhibit 4.2 to Amendment No. 1 to our Form 20-F for the year ended December 31, 2018, filed with the SEC on July 2, 2018.
4.3**	Share Put Option Agreement and Other Covenants, dated as of December 21, 2017, by and among the Company, Road Participações Ltda., Angra Infra Multiestratégia Fundo de Investimento em Participações and, as intervening parties, Wilson Quintella Filho, Gisele Mara de Moraes, BTG Pactual Principal Investments Fundo de Investimento em Participações, Fundo de Investimento em Participações Turquesa, Iron Fundo de Investimento em Participações, Boulevard Acquisition Corp II Cayman Holding Company, and, Boulevard Acquisition Corp. II,filed as Exhibit 10.3 to our Form F-1 filed with the SEC on January 24, 2018.
4.4**	Estre Ambiental, Inc. 2017 Omnibus Incentive Plan, filed as Exhibit 10.4 to Amendment No. 2 to our Form F-1 filed with the SEC on August 7, 2018.
4.5**	Share Option Grant Notice and Option Agreement, filed as Exhibit 10.5 to Amendment No. 2 to our Form F-1 filed with the SEC on August 7, 2018.
8**	List of Subsidiaries, filed as Exhibit 8 to our Form 20-F for the year ended December 31, 2018.
11.1**	Code of Ethics and Anti-Corruption Policy, filed as Exhibit 11.1 to our Form 20-F for the year ended December 31, 2017, filed with the SEC on June 20, 2018.
12.1**	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed as Exhibit 12.1 to our Form 20-F for the year ended December 31, 2018, filed with the SEC on May 15, 2019.
12.2**	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed as Exhibit 12.2 to our Form 20-F for the year ended December 31, 2018, filed with the SEC on May 15, 2019.
13.1**	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed as Exhibit 13.1 to our Form 20-F for the year ended December 31, 2018, filed with the SEC on May 15, 2019.
13.2**	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed as Exhibit 13.2 to our Form 20-F for the year ended December 31, 2018, filed with the SEC on May 15, 2019.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F/A for the fiscal year ended December 31, 2018 on its behalf.

Estre Ambiental Inc.

By:	/s/ Sergio Pedreiro
Name:	Sergio Pedreiro
Tittle:	Chief Executive Officer

By:	/s/ Felipe Rodriguez
Name:	Felipe Rodriguez
Tittle:	Interim Chief Financial Officer

Date: June 7, 2019